# AIFUL CORPORATION

[redacted]

08003680

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
: ir@aiful.co.jp URL: http://www.aiful.co.jp

June 27, 2008

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

SEC Mail
Mail Processing
Section
JUL 07 2008
Washington, DC
109

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 18, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from January 1, 2008 to March 31, 2008 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Very truly yours,

AIFUL CORPORATION

PROCESSED
JUL 11 2008
THOMSON REUTERS

By 井藤友正

Name: Tomomasa Ito

Title: Chief of Investor Relations,
Investor Relations Office

Dw 7/10

Attachments

# List of material information made public in Japan from January 1, 2008 to March 31, 2008

| | Descriptions | Information (*) Provided to |
|---|---|---|
| Exhibit 1. | Corporate Governance Report dated January 1, 2008 (brief description in English) | TSE/OSE |
| Exhibit 2. | Written Confirmation Regarding the Appropriateness and Accuracy of the Semi-Annual Securities Report dated January 8, 2008 (English translation) | TSE/OSE |
| Exhibit 3. | Extraordinary Report dated February 13, 2008 (brief description in English) | DKALFB<br>TSE/OSE |
| Exhibit 4. | Amendment to Extraordinary Report dated February 14, 2008 (brief description in English) | DKALFB<br>TSE/OSE |
| Exhibit 5. | Offering Circular dated February 13, 2008, related to the Issuance of Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 | DKALFB<br>TSE/OSE<br>Public |
| Exhibit 6. | Amendment to the Shelf Registration Statement dated February 13, 2008 (brief description in English) | DKALFB<br>TSE/OSE |
| Exhibit 7. | Amendment to the Shelf Registration Statement dated February 14, 2008 (brief description in English) | DKALFB<br>TSE/OSE |
| Exhibit 8. | Securities Registration Statement dated February 13, 2008 as amended by Amendment to Securities Registration Statement dated February 14, 2008 (brief description in English) | DKALFB<br>TSE/OSE |
| Exhibit 9. | Extraordinary Report dated February 28, 2008 (brief description in English) | DKALFB<br>TSE/OSE |

| | | |
|---|---|---|
| Exhibit 10. | Amendment to the Shelf Registration Statement dated February 28, 2008 (brief description in English) | DKALFB TSE/OSE |
| Exhibit 11. | Summary of Business Results (Consolidated and Non-Consolidated) for the First Three Quarters of the Fiscal Year Ending March 31, 2008, dated January 30, 2008 (English translation) | TSE/OSE |
| Exhibit 12. | Data book (Third Quarter Report for the fiscal year ending March, 2008) (English translation contained) | Public |
| Exhibit 13. | Press Release dated February 13, 2008, entitled "AIFUL Announces Issuance of New Shares through Third-party Allotment and Issuance of Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*)" (partial English translation) | Public |
| Exhibit 14. | Press Release dated February 13, 2008, entitled "AIFUL Adds Major Shareholder" (English translation) | Public |
| Exhibit 15. | Press Release dated February 18, 2008, entitled "AIFUL Announces Organizational Changes, Appointment and Changes in Responsibilities of Executive Officers, and Personnel Transfers" (English translation) | Public |
| Exhibit 16. | Press Release dated February 25, 2008, entitled "AIFUL Announces Changes in Responsibilities of Executive Officers and New Personnel Appointment" (English translation) | Public |
| Exhibit 17. | Press Release dated February 28, 2008, entitled "AIFUL Announces Change in Major Shareholder upon Completion of New Share Issuance through Third-party Allocation" (English translation) | Public |

| | | |
|---|---|---|
| Exhibit 18. | Press Release dated February 29, 2008, entitled "AIFUL Announces Completion of Payment for Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*)" (English translation) | Public |

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

# [AIFUL CORPORATION]

[381-1 Takasago-cho, Gojo-Agaru,
Karasuma-Dori, Shimogyo-ku, Kyoto]

June 27, 2008

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AIFUL CORPORATION
List of Documents, as amended, under Rule 12g3-2(b)
in connection with Exemption Application

Dear Sir / Madam:

We, AIFUL CORPORATION, refer to our letter dated December 8, 2006 submitted to the Securities and Exchange Commission based upon Rule 12g-3-2(b) promulgated under the Securities Exchange Act of 1934, as amended.

We hereby submit the revised and restated list of information required under Rule 12g-3-2(b) set forth in the letter referred to above.

Such revisions to the list were required mainly due to (i) a change of the name of the former "Securities and Exchange Law" to the "Financial Instruments and Exchange Law" as of September 30, 2007, and (ii) a change in the numbering of the provisions of the applicable listing rules, because the provisions of the former "Regulation on Timely Disclosure of Corporate Information of Issuers of Listed Securities" of the Tokyo Stock Exchange and the provisions of the similar rules of the Osaka Securities Exchange were incorporated into the "Listing Rules" of the respective stock exchanges as of November 1, 2007. The list of information below reflects such changes.

| | NAME OF REPORT OR ANNOUNCEMENT | TIMING OF PUBLICATION, FILING OR DISTRIBUTION ACCORDING TO LAW, REGULATION OR APPLICABLE RULE | SOURCE OF PUBLICATION REQUIREMENT |
|---|---|---|---|
| 1) | Annual Securities Report (*yukashoken houkokusho*) (including Audited Consolidated and Non-Consolidated Financial Statements) and any Amendment thereto (in Japanese) | Within three months after the end of fiscal year ending March 31 of each year | Articles 24, 24-2(1) and 25 of the Financial Instruments and Exchange Law of Japan ("FIEL") |
| 2) | Certification on the Adequacy of Disclosure in Annual Securities Report, Quarterly Report and Semi-Annual Securities Report; and any Amendment thereto (in Japanese) | At the same time as the Annual Securities Report, Quarter Report or Semi-Annual Securities Report | Articles 24-4-2, 24-4-3(1), 24-4-8, 24-5-2 and 25 of FIEL |
| 3) | Report on Internal Control and any Amendment thereto (in Japanese) | At the same time as the Annual Securities Report | Articles 24-4-4, 24-4-5(1) and 25 of FIEL |
| 4) | Quarterly Report and any Amendment thereto (in Japanese) | Within forty five days after the end of each quarter | Articles 24-4-7 and 25 of FIEL |
| 5) | Semi-Annual Securities Report (*hanki houkokusho*) (including Consolidated and Non-Consolidated Interim Financial Statements) and any Amendment thereto (in Japanese) | Within three months after the end of the first six months ending September 30 of each year | Articles 24-5(1), 24-5(5) and 25 of FIEL |
| 6) | Securities Registration Statement (*yukashoken todokedesho*) and any Amendment thereto (in Japanese) (if any) | Prior to the offering or sale of securities as stipulated in FIEL | Articles 4, 5, 7, and 25 of FIEL |

| | | | |
|---|---|---|---|
| 7) | Shelf Registration Statement and any Amendment thereto, Supplemental Document(s) thereto, and any Notification on Withdrawal of Shelf Registration (in Japanese) (if any) | Prior to the offering or sale of securities as stipulated in FIEL | Articles 23-3, 23-4, 23-7, 23-8 and 25 of FIEL |
| 8) | Extraordinary Report and any Amendment thereto (in Japanese) (if any) | Without delay after an occurrence of any of certain events designated in FIEL | Articles 24-5(4), 24-5(5) and 25 of FIEL |
| 9) | Registration of Take-Over Bid (*kokaikaitsuke todokedesho*) and any Amendment thereto (in Japanese) (if any) | Prior to such take-over bid | Articles 27-3, 27-8, 27-14 and 27-22-2 (2) of FIEL |
| 10) | Opinion Statement Report Concerning Take-Over Bid (*iken hyomei houkokusho*) and any Amendment thereto (in Japanese) (if any) | Within ten business days after the public announcement of commencing such take-over bid | Articles 27-10 and 27-14 of FIEL |
| 11) | Answer Statement Report Concerning Take-Over Bid (*tai shitsumon kaitou houkokusho*) and any Amendment thereto (in Japanese) (if any) | Within five business days after receiving the Opinion Statement Report Concerning Take-Over Bid setting out questions to the bidder | Articles 27-10 and 27-14 of FIEL |
| 12) | Report Concerning Take-Over Bid (*kokaikaitsuke houkokusho*) and any Amendment thereto (in Japanese) (if any) | Promptly after completion of such take-over bid | Articles 27-13 and 27-14 of FIEL |

| | | | |
|---|---|---|---|
| 13) | Report on Purchase of the Company's Own Stock (*jikokabuken kaitsuke joukyo houkokusho*) and any Amendment thereto (in Japanese) (if any) | If a resolution concerning purchase of the Company's Own Stock is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such purchase shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month | Articles 24-6 and 25 of FIEL |
| 14) | Report on Bulk Holding (*tairyo hoyu houkokusho*) and Change of Status Report; and any Amendment thereto (in Japanese) (if any) | Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, stock acquisition rights, stock depositary receipts or other certain securities with a right, option or warrant to obtain such shares) of any listing company, and within five business days after the percentage of such shares has increased or decreased by more than one percent | Articles 27-23, 27-25, 27-28 and 27-29 of FIEL |
| 15) | Year-End Financial Statements (Consolidated and Non-Consolidated) (*kessan tanshin*) (in Japanese) | Promptly after the settlement of financial results | Article 404(1) of the Listing Rules of the Tokyo Stock Exchange (the "Listing Rules"), and similar rules of the Osaka Securities Exchange |

| | | | |
|---|---|---|---|
| 16) | Interim Financial Statements (Consolidated and Non-Consolidated) (*chukan kessan tanshin*) (in Japanese) | Promptly after the settlement of interim financial results | Article 404(1) of the Listing Rules, and similar rules of the Osaka Securities Exchange |
| 17) | First/Third Quarter Business Results (Consolidated and Non-Consolidated) | Promptly after the settlement of financial results of the first/third quarter | Article 404(2) of the Listing Rules, and similar rules of the Osaka Securities Exchange |
| 18) | Written Oath Regarding Timely Disclosure and its attachment | Promptly after change of the representative of the Company or expiration of five-year period after the previous filing of the Written Oath Regarding Timely Disclosure as stipulated in the Listing Rules, and similar rules of the Osaka Securities Exchange | Article 418 of the Listing Rules and similar rules of the Osaka Securities Exchange |
| 19) | Corporate Governance Report and any Amendment thereto(in Japanese) (if any) | Without delay after an occurrence of any of the certain events designated in the Listing Rules | Article 419 of the Listing Rules, and similar rules of the Osaka Securities Exchange |
| 20) | Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report, Etc. | Without delay after the Company files its Annual Securities Report and its Semi-Annual Securities Report as stipulated in the Listing Rules, and similar rules of the Osaka Securities Exchange | Article 421 of the Listing Rules, and similar rules of the Osaka Securities Exchange |
| 21) | Improvement Report (*kaizen houkokusho*) and Report on Status of Improvement (*kaizen joukyou houkokusho*) (in Japanese) (if any) | Promptly after being requested by the relevant stock exchanges | Articles 502 and 503 of the Listing Rules and similar rules of the Osaka Stock Exchanges |

| | | | |
|---|---|---|---|
| 22) | Commercial Register (administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese) | Any change to the registered information is generally required to be registered within two weeks from the date of such change | Articles 911 and 915 of the Company Law |
| 23) | Convocation Notice of (Ordinary or Extraordinary) General Meeting of Shareholders, including Financial Statements and Operating Information (in Japanese) | Two weeks prior to the meeting | Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law |
| 24) | Notice of Resolutions of General Meeting of Shareholders, including Report of Dividend (in Japanese) | None | None |
| 25) | Statutory Notices to Shareholders (other than 23 above) (in Japanese) (if any) | At such time as required by the Company Law | The Company Law |
| 26) | Voluntary Notices to Shareholders (in Japanese) (if any) | None | None |
| 27) | Statutory Public Notices (in Japanese) (if any) | At such time as required by FIEL or the Company Law | FIEL or the Company Law |
| 28) | Voluntary Public Notices (in Japanese) (if any) | None | None |
| 29) | Internet Website: http://www.aiful.co.jp/ (in Japanese and English) | None | None |

| | | | |
|---|---|---|---|
| 30) | Annual Business Report to Shareholders (including Annual Financial Statements) (in Japanese) | None | None |
| 31) | Semi-Annual Business Report to Shareholders (including Semi-Annual Financial Statements) (in Japanese) (if any) | None | None |
| 32) | Annual Report (in English) (if any) | None | None |
| 33) | Data Book on the Company (in English) (if any) | Quarterly basis | None |
| 34) | Articles of Incorporation (in Japanese) | Immediately after the amendment of the Articles of Incorporation | Article 420 of the Listing Rules, and similar rules of the Osaka Securities Exchange |
| 35) | Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors in accordance with the Company Law at the Company's head office and branch offices) | For ten years at the Company's head office (and for five years at the branch offices, if applicable) from the date of such meeting | Article 318 of the Company Law |
| 36) | Announcements and press releases material to an investment decision (in Japanese or English) (if any) | None | None |
| 37) | Notice in relation to material issues which can significantly impact an investor's decision with respect to the Company (in Japanese) (if any) | At such time as stipulated in the Listing Rules, and similar rules of the Osaka Securities Exchange | The Listing Rules, and similar rules of the Osaka Securities Exchange |

AIFUL CORPORATION

In the event of any questions or requests for additional information please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi Minato-ku, Tokyo 106-6033, Japan, telephone (81-3-5561-4421), facsimile (81-3-5561-4425).

Very truly yours,

AIFUL CORPORATION

By 井藤 友正

Name: Tomomasa Ito
Title: Chief of Investor Relations,
Investor Relations Office

# EXHIBIT 1

*(Brief Description in English)*

## Corporate Governance Report dated January 1, 2008

Under the Listing Rules of the Tokyo Stock Exchange, Inc. (the "TSE") and the similar rules of the Osaka Securities Exchange (the "OSE"), AIFUL CORPORATION (the "Company") is required to file a Corporate Governance Report with the TSE and the OSE. The Corporate Governance Report filed by the Company shall be made public by the TSE and the OSE under the applicable rules and regulations of each stock exchange.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as its major shareholders, management, policies applicable to its stakeholders and the frameworks of its corporate governance and internal control system.

# EXHIBIT2

*(Translation)*

Written Confirmation Regarding
the Appropriateness and Accuracy of the Semi-Annual Securities Report

January 8, 2008

To: Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.

| | |
|---|---|
| Address of Main Office: | Kyoto |
| Company Name: | AIFUL CORPORATION [Seal] |
| | (Securities Code: 8515, 1st Section, Tokyo Stock Exchange) |
| Name (Signature) and Title of Representative: | (Signature of Mr. Yoshitaka Fukuda) |
| | President and Chief Executive Officer |
| | [Seal] |

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Semi-Annual Securities Report for the interim financial period (April 1, 2007 to September 30, 2007) of the 31st business year (from April 1, 2007 to March 31, 2008) of the Company, there is no false statement in the relevant Semi-Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Semi-Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held once a month and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Inspection Department, an internal audit department, audits the status of performance of business of each of the departments and divisions and the

affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the compilation of the Semi-Annual Securities Report, prepares the Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Semi-Annual Securities Report has been established, and the result of reconfirmation is reported properly.

4. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

*(Translation)*

Written Confirmation Regarding
the Appropriateness and Accuracy of the Semi-Annual Securities Report

January 8, 2008

To: Mr. Michio Yoneda
President & CEO
Osaka Securities Exchange Co., Ltd.

| | |
|---|---|
| Address of Main Office: | Kyoto |
| Company Name: | AIFUL CORPORATION [Seal] |
| | (Securities Code: 8515, 1st Section, Osaka Securities Exchange) |
| Name (Signature) and Title of Representative: | (Signature of Mr. Yoshitaka Fukuda) |
| | President and Chief Executive Officer |
| | [Seal] |

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Semi-Annual Securities Report for the interim financial period (April 1, 2007 to September 30, 2007) of the 31st business year (from April 1, 2007 to March 31, 2008) of the Company, there is no false statement in the relevant Semi-Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Semi-Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held once a month and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Inspection Department, an internal audit department, audits the

status of performance of business of each of the departments and divisions and the affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the compilation of the Semi-Annual Securities Report, prepares the Semi-Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Semi-Annual Securities Report has been established, and the result of reconfirmation is reported properly.

4. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

# EXHIBIT3

*(Brief Description in English)*

February 13, 2008

## Extraordinary Report

The Extraordinary Report dated February 13, 2008 (the "Extraordinary Report") was filed in connection with the issuance of the euroyen series A through G subordinated zero coupon convertible bonds with stock acquisition rights due 2010 by AIFUL Corporation (the "Company") in foreign markets (excluding the United States).

Under the Financial Instruments and Exchange Law, the Extraordinary Report is required to be, and was, filed with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan.

The information contained in the Extraordinary Report which is material to an investment decision is substantially contained in the Offering Circular (Exhibit 5) as well as the press release dated February 13, 2008, entitled "AIFUL Announces Issuance of New Shares through Third-party Allotment and Issuance of Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*)" (partial English translation) (Exhibit 13).

# EXHIBIT4

*(Brief Description in English)*

February 14, 2008

## **Amendment to Extraordinary Report**

The Amendment to the Extraordinary Report dated February 13, 2008 (the "Amendment") was filed on February 14, 2008 in order to submit the Offering Circular (attached as Exhibit 5) in connection with the issuance of the euroyen series A through G subordinated zero coupon convertible bonds with stock acquisition rights due 2010 by AIFUL Corporation (the "Company").

Under the Financial Instruments and Exchange Law, the Amendment is required to be, and was, filed with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan.

# EXHIBIT 5

OFFERING CIRCULAR

# AIFUL CORPORATION

## AIFUL CORPORATION

*(incorporated with limited liability under the laws of Japan)*

**¥10,000,000,000 Series A Subordinated Zero Coupon Convertible Bonds due 2010**
**¥10,000,000,000 Series B Subordinated Zero Coupon Convertible Bonds due 2010**
**¥10,000,000,000 Series C Subordinated Zero Coupon Convertible Bonds due 2010**
**¥10,000,000,000 Series D Subordinated Zero Coupon Convertible Bonds due 2010**
**¥10,000,000,000 Series E Subordinated Zero Coupon Convertible Bonds due 2010**
**¥10,000,000,000 Series F Subordinated Zero Coupon Convertible Bonds due 2010**
**¥10,000,000,000 Series G Subordinated Zero Coupon Convertible Bonds due 2010**

**OFFER PRICE PER SERIES: 100.0 PERCENT.**

The ¥10,000,000,000 Series A Subordinated Zero Coupon Convertible Bonds due 2010 (the "Series A Bonds"), the ¥10,000,000,000 Series B Subordinated Zero Coupon Convertible Bonds due 2010 (the "Series B Bonds"), the ¥10,000,000,000 Series C Subordinated Zero Coupon Convertible Bonds due 2010 (the "Series C Bonds"), the ¥10,000,000,000 Series D Subordinated Zero Coupon Convertible Bonds due 2010 (the "Series D Bonds"), the ¥10,000,000,000 Series E Subordinated Zero Coupon Convertible Bonds due 2010 (the "Series E Bonds"), the ¥10,000,000,000 Series F Subordinated Zero Coupon Convertible Bonds due 2010 (the "Series F Bonds") and the ¥10,000,000,000 Series G Subordinated Zero Coupon Convertible Bonds due 2010 (the "Series G Bonds") (each being bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (each a "Series" and, together, the "Subordinated Convertible Bonds", which term shall, unless the context requires otherwise, include Stock Acquisition Rights (as defined below) incorporated in each Subordinated Convertible Bond) of Aiful Corporation (the "Company") will be issued in registered form in the denomination of ¥5,000,000 each with a stock acquisition right (*shinkabu yoyakuken*) (the "Stock Acquisition Right", and collectively, the "Stock Acquisition Rights") exercisable on and after March 10, 2008 up to, and including, February 27, 2010 unless the relevant Subordinated Convertible Bond has been previously accelerated (as provided in the terms and conditions of each relevant Series of Subordinated Convertible Bonds (the "Conditions")), and entitling the holder to acquire fully-paid and non-assessable shares of common stock of the Company (the "Shares") at an Initial Conversion Price (as defined in the Conditions), subject to adjustment and reset in certain circumstances as set out herein, of ¥1,966 per Share. The closing price of the Shares on February 12, 2008, as reported by Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange"), was ¥1,966 per Share.

Each Series of Subordinated Convertible Bonds constitutes a separate series and no Series shall be fungible with any other Series. Unless otherwise specified, references herein to the Conditions are to the Conditions applicable to each Series separately.

The Company may, at its option, sequentially according to Series, acquire all, but not some only, of one or two Series at a time of the Subordinated Convertible Bonds at any time from (and including) July 14, 2008 up to (and including) February 25, 2010 in exchange for the Relevant Property (as defined herein). The Company may also be required in certain other circumstances (as described in Conditions 7.2.3 and 7.2.4 of each Series) to acquire all the Series of Subordinated Convertible Bonds outstanding. In the event that the Subordinated Convertible Bonds have not otherwise been acquired, the Company, shall, subject to certain conditions, acquire all Series of Subordinated Convertible Bonds remaining outstanding on February 26, 2010 in exchange for the Relevant Property.

Upon a Subordination Event (as defined herein) the Subordinated Convertible Bonds will constitute subordinated obligations of the Company. The Subordinated Convertible Bonds are not subject to events of default that would otherwise provide the holders thereof the right to accelerate the repayment prior to any such Subordination Event.

Unless the Subordinated Convertible Bonds have previously been acquired and cancelled or accelerated, and unless the Stock Acquisition Rights incorporated therein have previously been exercised, the Company will redeem the Subordinated Convertible Bonds at 100% of their principal amount on March 1, 2010.

Payments of principal, premium (if any) and any other amount due in respect of the Subordinated Convertible Bonds will be made without withholding or deduction for or on account of Japanese taxes to the extent set out herein (see "Terms and Conditions of the Subordinated Convertible Bonds—Condition 9—Taxation").

Each Series will initially be represented by a global certificate (each a "Global Bond Certificate") evidencing the Subordinated Convertible Bonds of the relevant Series in registered form deposited with and registered in the name of, or a nominee for, a common depositary for each of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") on or about February 29, 2008 (the "Closing Date") for the accounts of their respective accountholders. Global Bond Certificates will be delivered through the facilities of Euroclear and Clearstream, Luxembourg on or about the Closing Date.

This Offering Circular does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, the Subordinated Convertible Bonds or the Shares issuable upon exercise of the Stock Acquisition Rights in any jurisdiction. In particular, the Subordinated Convertible Bonds and the Shares issuable upon exercise of the Stock Acquisition Rights have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, may not be offered or sold within the United States or to, or for the account of, U.S. persons (as defined in Regulation S of the Securities Act ("Regulation S")).

**See "Risk Factors" to read about certain factors that should be considered in connection with the Subordinated Convertible Bonds.**

**Nomura International**

The date of this document is February 13, 2008.

*The Company, having made all reasonable enquiries, confirms that this Offering Circular contains all information with respect to the Company, the Company's consolidated subsidiaries, the Subordinated Convertible Bonds and the Shares which is material in the context of the issue of the Subordinated Convertible Bonds, the statements contained in it relating to the Company and AIFUL are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Offering Circular with regard to the Company and AIFUL are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to the Company, AIFUL, the Subordinated Convertible Bonds or the Shares the omission of which would, in the context of the issue of the Subordinated Convertible Bonds, make any statement in this Offering Circular misleading in any material respect and all reasonable enquiries have been made by the Company to ascertain such facts and to verify the accuracy of all such information and statements.*

*In this Offering Circular, unless otherwise specified or the context requires, references to "AIFUL" are to the Company and its consolidated subsidiaries taken as a whole.*

*Unless otherwise stated or the context requires, the description of the Company's business and financial information relating to AIFUL contained herein are given on a consolidated basis.*

*This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Company or the Manager (as defined in "Subscription and Sale") to subscribe for, or purchase, any of the Subordinated Convertible Bonds or the Shares issuable upon exercise of the Stock Acquisition Rights. The distribution of this Offering Circular and the issue of the Subordinated Convertible Bonds and the Shares issuable upon exercise of the Stock Acquisition Rights in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Company and the Manager to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on the sale of the Subordinated Convertible Bonds and the Shares issuable upon exercise of the Stock Acquisition Rights and distribution of this Offering Circular, see "Subscription and Sale".*

*No person is authorized to give any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorized by or on behalf of the Company or the Manager. The delivery of this Offering Circular at any time does not imply that the information contained herein is correct as at any time subsequent to its date.*

*The Subordinated Convertible Bonds and the Shares issuable upon exercise of the Stock Acquisition Rights are only being sold outside the United States to non-U.S. persons in reliance on Regulation S. The Subordinated Convertible Bonds to be issued have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the "FIEL").*

*Under the Company Law of Japan (the "Company Law"), the Company may issue new Shares to a Bondholder (as defined in the Conditions of each Series) and/or transfer Shares that it holds as treasury stock to a Bondholder, in each case upon exercise of a Stock Acquisition Right. Accordingly, unless otherwise specified or the context requires, references in this Offering Circular to the issuance of Shares shall be read as including both the issuance of new Shares and the transfer of Shares held by the Company as treasury stock and the words "issue", "issued" and "issuable" shall be construed accordingly. In addition, references to the word "acquired" used in conjunction with the Shares shall be read as including both the words "issued" and "transferred", and the word "acquisition" shall be construed accordingly.*

*Unless otherwise specified or the context requires, references to "dollars", "U.S. dollars", "U.S.$" and "$" are to United States dollars, "€" are to the lawful currency of those members of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union and "yen" and "¥" are to Japanese yen.*

*The Company's fiscal year end is March 31. The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in certain other countries. Potential investors should consult their own professional advisers for an understanding of the difference between Japanese GAAP and International Financial Reporting Standards ("IFRS"), or generally accepted accounting principles in other jurisdictions and an understanding of how those differences might affect the financial information contained herein.*

*In accordance with applicable Japanese legal requirements, for each fiscal year, the Company prepares audited annual consolidated and non-consolidated financial statements and unaudited semi-annual consolidated and non-consolidated financial statements, all in accordance with Japanese GAAP. The following financial statements are contained in this Offering Circular: the audited consolidated and non-consolidated financial*

*statements as of, and for the years ended, March 31, 2005, 2006 and 2007 and the unaudited consolidated and non-consolidated financial statements as of, and for the six months ended, September 30, 2006 and 2007.*

*Except as otherwise indicated, all information with respect to the financial information of the Company or AIFUL presented in this Offering Circular is presented on a consolidated basis.*

*In this Offering Circular, where information is presented in millions or billions of yen, amounts of less than one million or one billion, as the case may be, have been rounded or truncated. All percentages have been rounded to the nearest per cent., one-tenth of 1% or one-hundredth of 1%, as the case may be. In some cases, figures presented in tables in this Offering Circular may not total due to rounding or truncating.*

*Many of the statements included in this Offering Circular contain forward-looking statements and information identified by the use of terminology such as "anticipate", "believe", "estimate", "expect", "intend", "may", "might", "plan", "project", "will" or similar phrases. The Company bases these statements on beliefs as well as assumptions made using information currently available to the Company. As these statements reflect the Company's current views concerning future events, these statements involve risks, uncertainties and assumptions. The Company's or AIFUL's actual future performance could differ materially from these forward-looking statements. Important factors that could cause actual results to differ from the Company's expectations include those risks identified in "Risk Factors" and the factors discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well as other matters not yet known to the Company or not currently considered material by the Company.*

*The Company does not undertake to review or revise this Offering Circular or any forward-looking statements contained in this Offering Circular to reflect future events or circumstances. The Company cautions readers not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Company or persons acting on the Company's behalf are qualified in their entirety by these cautionary statements.*

## TABLE OF CONTENTS

## SUMMARY INFORMATION

*The following summary is qualified in its entirety by, and is subject to, the detailed information contained or referred to elsewhere in this Offering Circular. For a discussion of certain matters that should be considered in evaluating the Subordinated Convertible Bonds, see "Risk Factors". Unless otherwise indicated or unless the context requires otherwise, all references in this Offering Circular to the "Company" are to AIFUL Corporation and all references to "AIFUL" are to AIFUL Corporation and its consolidated subsidiaries as a whole.*

### AIFUL

In 1967, President Yoshitaka Fukuda founded the Company's predecessor in Kyoto to provide loans to individuals. The firm was incorporated as Marutaka Co., Ltd. ("Marutaka") in 1978, and began serving the Kita-Kyushu and Kyoto areas of Japan. In 1982, Marutaka changed its name to AIFUL Corporation and the Company has since expanded its activities throughout Japan.

AIFUL currently holds a leading position in the Japanese consumer finance market with ¥2,160 billion in outstanding loans and receivables, 3.3 million outstanding loan accounts, 14.5 million credit card accounts and 365,000 per-item shopping loan accounts as of September 30, 2007, in each case including off-balance sheet loans and receivables.

AIFUL's core business is its loan business, which comprises unsecured and, to a lesser extent, secured loans to individuals and small business owners. AIFUL also engages in the credit card business (including credit card shopping loans and cashing loans), the per-item shopping loan business and the loan guarantee business. AIFUL ranked among the top Japanese consumer finance companies in terms of operating revenues for the year ended March 31, 2007. As of March 31, 2007, the Company was one of the largest lenders in the Japanese consumer finance industry in terms of total loans outstanding. AIFUL seeks to become a diversified retail financial services institution and expand its position in the Japanese consumer finance market.

AIFUL engages in the consumer finance business primarily through the Company. In addition, Life Co., Ltd. ("Life"), acquired by the Company in 2001, engages in the credit card shopping loan business, the per-item shopping loan business, the credit card cashing loan business and the loan guarantee business.

## The Offering

| | |
|---|---|
| **Securities** | JPY10,000,000,000 in principal amount of Series A Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Series A Bonds").<br><br>JPY10,000,000,000 in principal amount of Series B Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Series B Bonds").<br><br>JPY10,000,000,000 in principal amount of Series C Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Series C Bonds").<br><br>JPY10,000,000,000 in principal amount of Series D Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Series D Bonds").<br><br>JPY10,000,000,000 in principal amount of Series E Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Series E Bonds").<br><br>JPY10,000,000,000 in principal amount of Series F Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Series F Bonds").<br><br>JPY10,000,000,000 in principal amount of Series G Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "Series G Bonds"). |
| **Issue Price** | 100.0% |
| **Offer Price** | 100.0% |
| **Closing Date** | On or about February 29, 2008. |
| **Delivery** | It is expected that the Global Certificates will be deposited with, and registered in the name of, a nominee of a common depositary for Euroclear and Clearstream, Luxembourg on or about the Closing Date. |
| **Form** | The Subordinated Convertible Bonds are issued in registered form. Each Series of Subordinated Convertible Bonds will be evidenced by a Global Bond Certificate. Definitive Bond certificates will only be available in certain limited circumstances. See "Summary of Provisions Relating to the Subordinated Convertible Bonds While in Global Form". |
| **Listing** | The Subordinated Convertible Bonds will not be listed. |
| **Lock-up** | In connection with the issue of the Subordinated Convertible Bonds, the Company has agreed not to, and also not to direct any entities or any persons acting at the direction of the Company to, (i) issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant (including stock acquisition rights) to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Shares or any other capital stock of the Company or |

any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, Shares or any other capital stock of the Company or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares or any other capital stock of the Company, in each case, for a period beginning on the date of the Subscription Agreement (as defined in "Subscription and Sale") and ending on the date 180 calendar days after the Closing Date without the prior written consent of the Manager, other than (a) the issue and sale by the Company of the Subordinated Convertible Bonds or the issue or transfer of Shares upon exercise of the Stock Acquisition Rights, (b) the sale of Shares by the Company to any holder of Shares constituting less than one unit for the purpose of making such holder's holding, when added to the Shares held by such holder, constitute one full unit of Shares, (c) the issue of Shares by the Company as a result of any stock split, and (d) any other issue or sale of Shares required by applicable Japanese laws and regulations.

In connection with the issue of the Subordinated Convertible Bonds and Exchangeable Bonds, each of Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd. has agreed not to, and not to permit any entities or any persons acting at their direction to, (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant (including stock acquisition rights) to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, shares of common stock of the Company held by him or by it, as the case may be, or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, such shares or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of such shares or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, such shares, in each case, for a period beginning on the date of this Agreement and ending on the date 180 calendar days after the Closing Date; provided, however that the restrictions described in this paragraph shall not apply to the sale of common stock of the Company to certain related parties where such related party enters into an agreement with Nomura International plc on terms equivalent to those set out above.

**Use of Proceeds**

The net proceeds of the issue of the Subordinated Convertible Bonds and the issue of an aggregate of 25,440,000 Shares to Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd. as described under "Information Concerning the Shares—Changes in Issued Share Capital—Issuance of Shares" are estimated to be ¥119,315 million and will be used for working capital.

**Issuance of Shares**

On February 13, 2008, the Company resolved to issue to Mr. Yoshitaka Fukuda, President, CEO and Representative Director of the Company, 10,180,000 Shares at a purchase price of ¥1,966 per Share, and to Yamakatsu Co., Ltd., a company wholly owned by the relatives of Mr. Yoshitaka Fukuda, 15,260,000 Shares at a purchase price of ¥1,966 per Share, each such issuance expected to occur on February 28, 2008. The closing of the offering contemplated in this Offering Circular is conditioned on the closing of this issuance of Shares to both Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd. Following the closing of the issuance of the Shares, the Company will have issued and outstanding 167,475,000 Shares.

**Principal Terms and Conditions of the Subordinated Convertible Bonds of each Series**

| | |
|---|---|
| **Form and Denomination** | The Subordinated Convertible Bonds are issued in registered form in the denomination of ¥5,000,000 each. |
| **Initial Conversion Price** | ¥1,966, subject in each case to adjustment and reset in certain events. See Condition 5 of the relevant Series. |
| **Coupon** | Zero |
| **Exercise of Stock Acquisition Rights** | Subject to and upon compliance with the provisions of Condition 5 of the relevant Series, each Bondholder is entitled to exercise the Stock Acquisition Right incorporated in each Subordinated Convertible Bond held by it, at any time on and after March 10, 2008 up to, and including, the close of business (at the place where the Stock Acquisition Right is to be exercised) on February 27, 2010 (but in no event thereafter), to acquire fully-paid and non-assessable Shares. The Stock Acquisition Rights may be subject to periods of suspension as described in the Conditions.<br><br>No Stock Acquisition Right may be exercised after acceleration of the relevant Subordinated Convertible Bond pursuant to Condition 10 of the relevant Series. |
| **Reset of Conversion Price** | The Conversion Price will be subject to reset (in accordance with Condition 5.1.3 of the relevant Series) to the Relevant Price per Share (as defined in the Conditions for the Series) (i) from and including the Trading Day (as defined in the Conditions for the relevant Series) immediately following February 27, 2009 (unless such Trading Day falls within one of the periods of calculation specified below, in which case reset shall be made as described in any of (ii), (iii) or (iv)), (ii) on the Trading Day immediately following the 30 consecutive Trading Day period starting 45 Trading Days prior to the relevant Acquisition Date for the purposes of Condition 7.2 of the relevant Series, (iii) following a Subordination Notice Date (as defined in the Conditions for the relevant Series), and (iv) following a Listing Suspension Date (as defined in the Conditions for the relevant Series). |
| **Status and Subordination** | Each Series of Subordinated Convertible Bonds separately represents direct, subordinated (as described below) and unconditional obligations of the Company, ranking *pari passu* and rateably without any preference among such Series. Upon the occurrence of a Subordination Event, claims in respect of the Subordinated Convertible Bonds will be subordinated in right of payment to all other present and future senior and subordinated obligations of the Company with the intent that such claims rank immediately in priority to the rights and claims of holders of all classes of equity of the Company (including preference stock). |
| **Redemption at Maturity—Limitation on the Repayment of Principal** | Unless the Subordinated Convertible Bonds have previously been acquired and cancelled or accelerated, and unless the Stock Acquisition Rights incorporated therein have previously been exercised, the Company will redeem the Subordinated Convertible Bonds at 100% of their principal amount on March 1, 2010 (payment being subject to a Subordination Event having occurred). |

| | |
|---|---|
| **Mandatory Acquisition of Bonds by the Company** | On February 26, 2010, the Company shall acquire from the Bondholders all, but not some only, of all Series of Subordinated Convertible Bonds then outstanding in accordance with (and subject to the conditions specified therein) the provisions of Condition 7.2.1 of the relevant Series. |
| **Optional Acquisition of Bonds at the Option of the Company** | At any time during the period from and including July 14, 2008 to and including February 25, 2010, the Company may acquire the whole of one or two Series at a time of Subordinated Convertible Bonds then outstanding in accordance with the provisions of Condition 7.2.2 Notice of any such acquisition must be given first in respect of Series A and then sequentially in respect of subsequent Series so that the last such notice is in respect of (or includes) Series G.<br><br>The Company may give up to seven Optional Acquisition Notices, but only notices applicable to up to two Series may be outstanding at a time and no further notice may be given until the Trading Day following the immediately preceding Optional Acquisition Date. See Condition 7.2.2 of the relevant Series. |
| **Corporate Event Acquisition** | In the event that the Company does not confirm that the provisions of Condition 6.4 and Condition 6.5 of the relevant Series will apply, the Company shall acquire from Bondholders all, but not some only, of all Series of Subordinated Convertible Bonds then outstanding in accordance with the provisions of Condition 7.2.3 of the relevant Series. |
| **Tender Offer Acquisition** | If any Tender Offer (as defined in Condition 7.2.4 of the relevant Series) occurs and the Company expresses its opinion to support such offer in accordance with the Financial Instruments and Exchange Law, the Company shall acquire from Bondholders all, but not some only, of all Series of Subordinated Convertible Bonds then outstanding in accordance with the provisions of Condition 7.2.4 of the relevant Series. |
| **Prohibition on Purchase by the Company** | Other than acquisition pursuant to Condition 7.2 of the relevant Series, the Company may not at any time purchase Subordinated Convertible Bonds in the open market or otherwise. See Condition 7.3 for the relevant Series. |
| **Limited Rights of Acceleration** | If an Acceleration Event (as defined in Condition 10.1 of the relevant Series) occurs, the Trustee at its discretion may, or if so requested by the holders of not less than one-quarter in principal amount of the Subordinated Convertible Bonds of such Series then outstanding or by an Extraordinary Resolution of Bondholders of such Series shall, by written notice to the Company declare that Series of Subordinated Convertible Bonds to be forthwith due and payable upon receipt of such notice by the Company. The only action that the Trustee or the holders thereof may take upon such acceleration is to petition for the winding up of the Company in Japan or to prove in the winding up of the Company. |
| **Taxation** | All payments by the Company in respect of a Series will be made without any deduction for withholding taxes of Japan, except to the extent described in Condition 9 for the relevant Series. |
| **Governing Law** | English law |
| **Jurisdiction** | English courts |

| | |
|---|---|
| **International Securities Identification Numbers ("ISIN")** | Series A: XS0347070574<br>Series B: XS0347073834<br>Series C: XS0347074725<br>Series D: XS0347075029<br>Series E: XS0347075888<br>Series F: XS0347157348<br>Series G: XS0347160136 |
| **Common Codes** | Series A: 034707057<br>Series B: 034707383<br>Series C: 034707472<br>Series D: 034707502<br>Series E: 034707588<br>Series F: 034715734<br>Series G: 034716013 |

## RISK FACTORS

*You should consider carefully the following risks and uncertainties, along with the other information in this Offering Circular, before making an investment decision. If any event related to the following risks actually occurs, our business, prospects, financial condition or results of operations could be materially adversely affected. Following the occurrence of any such event, the value of the Subordinated Convertible Bonds or Shares could also decline and you could lose all or a part of your investment.*

*We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including ones that we currently are not aware of or do not currently deem material, may also result in decreased revenues or increased expenses or have other consequences that could result in a decline in the value of the Subordinated Convertible Bonds or Shares.*

### Risk Factors Relating to AIFUL's Business

***New legislation restricting lending business activities, including a reduction in the maximum interest rate, will reduce AIFUL's operating margins and may result in operating losses in future periods.***

The Law Concerning the Regulation on Acceptance of Contributions, Money Deposits and Interest, as amended (the "Contributions Law"), and the Interest Rate Restriction Law, as amended (the "Interest Rate Restriction Law") govern the maximum lending rate of moneylenders. Currently, the maximum interest rate allowed under the Contributions Law is 29.2% per year. Under the Contributions Law, AIFUL can and does charge interest, referred to as "voluntary" interest, on its loans at rates that exceed certain prescribed statutory limits set forth in the Interest Rate Restriction Law, which are 15%, 18% or 20% per year, depending upon the principal amount of the loan. As of September 30, 2007, AIFUL's primary unsecured loan product, for example, bears an average interest rate of 22.1%. AIFUL refers to interest in excess of the limits set forth in the Interest Rate Restriction Law, up to 29.2%, as "voluntary" interest. Under the Interest Rate Restriction Law, an agreement providing for the payment of voluntary interest is void with respect to the voluntary interest portion. However, the Moneylending Business Law (the "Moneylending Business Law") currently recognizes the validity of voluntary interest payments, as long as the payments are made voluntarily and the moneylender complies with various notice requirements at the time of the execution of the contract and repayment.

Amendments to the laws regulating moneylenders, including amendments to the Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law, were adopted in December 2006. The amendments will eliminate voluntary interest and reduce the legally permissible maximum interest rates to 15%, 18% or 20% per year, depending upon the principal amount of the loan. As of September 30, 2007, 77.2% of AIFUL's loan balance was unsecured, 14.7% was secured and 8.2% was small business loans. A large majority of AIFUL's unsecured loans outstanding have principal amounts of ¥100,000 or more but less than ¥1 million. Loans in such amounts will be subject to a legally permissible maximum interest rate of 18%. As of September 30, 2007, 88.9% of AIFUL's unsecured loan balance carried interest rates at or above 18%. As of September 30, 2007, for AIFUL's loan balance of secured loans, 29.2% carried interest rates below 15%, 22.5% carried interest rates at or above 15% but below 18%, and 48.3% carried interest rates at or above 18%. As of September 30, 2007, 32.7% of AIFUL's small business loan balance carried interest rates at or above 18%. Reductions of the maximum interest rate will adversely affect margins that AIFUL earns on its loans.

The amendments related to the reduction of maximum interest rates will become effective all at once, not in stages, not later than June 18, 2010. Under the amendments, any obligation to pay interest in excess of the maximum interest is void regardless of whether an excess interest payment is made voluntarily or not. AIFUL does not know when the reduction will occur and it could be soon. When the reduced maximum interest rates take effect, the new maximum interest rates will apply to all of AIFUL's new loans extended on and after the date of effectiveness of such reduced interest rates. Moreover, there can be no assurance that future legislation will not further reduce statutory maximum interest rates.

The amendments to the laws regulating moneylenders also include the introduction of an upper limit on aggregate borrowings from all non-bank moneylenders by an individual over which non-bank moneylenders may not extend further loans. With certain exceptions, these amendments will, upon effectiveness, establish the upper limit on aggregate borrowings by an individual as an amount equal to one-third of the borrower's income. The upper limit on aggregate borrowings may, upon effectiveness of the amendment, prevent AIFUL from extending loans to then-current and new customers, which may reduce the number of AIFUL's customers and its loans outstanding.

In preparation for the interest rate reduction and the introduction of an upper limit on aggregate borrowings by an individual, AIFUL has implemented, and continues to implement, cost restructuring and other measures. These measures include reducing the number of AIFUL's outlets, reducing the number of full-time and temporary employees and reorganizing AIFUL's four consumer finance subsidiaries. In addition, AIFUL has begun to tighten its credit standards in an effort to have in place, by the time the pending reductions in maximum interest rates take effect, standards needed to profitably originate new loans at the lower rates. At the reduced maximum interest rate levels, AIFUL may be unable to profitably absorb historical levels of credit losses, even assuming AIFUL is able to implement its other cost restructuring plans. The tighter credit standards are expected to reduce credit losses. Furthermore, AIFUL's strategy calls for a diversification of its product portfolio, including increased focus on its credit card, small business loan and guarantees businesses, in order to mitigate the effects of the changes to the laws governing the Japanese consumer finance industry. However, there can be no assurance that measures implemented by AIFUL in response to the changes in law will be successful in offsetting the pressure on AIFUL's operating margins and its businesses generally, or will allow AIFUL to achieve an operating profit in future periods.

*AIFUL's provisions and allowances for losses on interest refunds may be inadequate*

In recent years, demands, legal proceedings and other actions by borrowers seeking the refund of paid voluntary interest have been increasing. AIFUL has generally settled such claims by paying a portion of each claim asserted. In January 2006, the Supreme Court of Japan held that, in general, a payment by a borrower is not made voluntarily if the loan agreement contains an acceleration clause requiring the borrower to repay the entire amount of the principal and accrued interest, including the voluntary interest, upon the failure by the borrower to make interest payments. The government amended the cabinet office ordinance under the Moneylending Business Law in line with the Supreme Court's judgment, effective July 1, 2006. Until June 26, 2006, most of AIFUL's contracts contained such clauses, and therefore interest payments on loans made under such contracts, including loans securitized by AIFUL, may be subject to claims against AIFUL for refund of voluntary interest by borrowers. All of AIFUL's new contracts made since June 26, 2006 have been modified to conform with the Supreme Court's interpretation and the cabinet office ordinance and no longer contain acceleration clauses. As of March 31, 2007, most of AIFUL's outstanding loan agreements no longer contain such acceleration clauses. These changes affect AIFUL's ability to accelerate and collect voluntary interest payments from defaulting borrowers and consequently may have a material adverse impact on moneylending businesses generally, including AIFUL's consumer finance business.

Beginning in the year ended March 31, 2006, in anticipation of recognizing claims for interest refunds and in accordance with a report issued by the Japanese Institute of Certified Public Accountants (the "JICPA"), AIFUL began to record a provision for losses on interest refunds in its statement of income. At the same time, AIFUL separately increased the amount of its charge-offs and provisions for doubtful accounts because it expected an increase in bad loans compared to the previous year. When AIFUL recognizes an interest refund claim while a loan is still on AIFUL's books, it records a charge-off in an amount up to the remaining loan amount outstanding and an interest refund for any amount in excess of the remaining loan amount outstanding. For any amount of a recognized interest refund claim of a customer who has no outstanding loan balance, or in excess of the customer's outstanding loan balance, AIFUL records a loss on interest refunds. AIFUL's allowance for doubtful accounts reflects anticipated credit losses and charge-offs (including those related to interest refund claims), while AIFUL's allowance for losses on interest refunds reflects all other anticipated future losses on interest refunds.

In addition, a new audit guideline for such allowances for losses on interest refunds became applicable to AIFUL beginning in its six-month accounting period ended September 30, 2006. The new audit guideline requires allowances for interest refunds be made in closer approximation of the relevant consumer finance company's total exposure to interest refund claims by multiplying (i) the number of accounts outstanding for each of three borrower account categories (normal accounts, past due accounts and paid-off and/or charged-off accounts), (ii) the actual incurring rate of interest refunds over an appraisal period, which varies based on the borrower account category, and (iii) the average amount of the interest refunds, and then making necessary adjustments based on management expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowances Related to Losses on Interest Refunds". As of September 30, 2007, AIFUL's allowance for doubtful accounts related to interest refunds was equal to ¥140,611 million and its allowance for losses on interest refunds was equal to ¥167,560 million.

AIFUL's allowances, however, may be inadequate to cover voluntary interest refund claims that are being and may be asserted. Under Japanese law, a voluntary interest refund claim may be made by a borrower within ten years of the time the borrower made the voluntary interest payment, due to a ten-year statute of limitations

provision. AIFUL's allowances related to claims for interest refunds have been increasing due to increases in AIFUL's estimates of expected refund requirements. Furthermore, the amounts of required allowances, as well as the amount of refund payments, may continue to increase, and may increase at a more rapid rate for a variety of reasons. For example, changes in the law may reduce the burdens that borrowers face in asserting claims; publicity concerning successful claims could encourage others to assert claims; and AIFUL may, due to regulatory or other considerations, change its policies with respect to payment of claims. On July 13, 2007, the Supreme Court of Japan held that, in general, moneylenders must pay interest at the rate of 5% per annum on interest refunds as compensation to consumers. AIFUL does not believe that this will have a material effect on the amount of its allowances, although there can be no assurance that this decision will not require a future increase in such allowances. AIFUL made total voluntary interest refunds of ¥36.3 billion on refund claims in the year ended March 31, 2007 compared to ¥13.1 billion in the year ended March 31, 2006 and ¥4.2 billion in the year ended March 31, 2005, and ¥35.6 billion in the six months ended September 30, 2007 compared to ¥14.0 billion in the six months ended September 30, 2006. Consequently, calculations of allowances by AIFUL using factors based on past experience may be inadequate to reflect future claims for refunds of excess-interest payments. AIFUL made provisions for losses on interest refunds of ¥21.1 billion and ¥167.1 billion in the years ended March 31, 2006 and 2007, respectively, and ¥36.0 billion in the six months ended September 30, 2007. If AIFUL's allowances related to claims for interest refunds are inadequate to reflect future claims, AIFUL's results of operations will be adversely affected.

***AIFUL's allowance for doubtful accounts may prove inadequate and, therefore, its credit costs may increase***

AIFUL's core business is in making unsecured loans, and if an unsecured borrower becomes insolvent or is otherwise unable to make interest or principal payments on a loan, then AIFUL may be required to charge off all or a portion of the loan. AIFUL maintains an allowance for doubtful accounts, which is established as a reserve against charge-offs for doubtful accounts. If charge-offs exceed the existing allowance, AIFUL charges the excess to charge-offs and provision for doubtful accounts on its statement of operations. AIFUL's policy is to maintain the allowance in an amount sufficient to cover charge-offs expected in the coming year, and in recent periods, AIFUL has experienced a substantial increase in charge-offs. The increase in charge-offs in the years ended March 31, 2005 and 2006 was the result of the increase in loans outstanding. However, in the year ended March 31, 2007 and the six months ended September 30, 2007, despite a decrease in loans outstanding, charge-offs increased substantially due to a material increase in interest refunds and AIFUL's decision to voluntarily refrain from engaging in certain debt collection practices in response to administrative sanctions by the Financial Services Agency of Japan (the "FSAJ"). See "—AIFUL's provisions and allowances for losses on interest refunds may be inadequate" for a discussion of the effects of anticipated interest refunds on AIFUL's allowance for doubtful accounts. Amounts of charge-offs increased from ¥145,328 million and ¥149,831 million in the years ended March 31, 2005 and 2006, respectively, to ¥205,981 million in the year ended March 31, 2007 and from ¥89,343 million in the six months ended September 30, 2006 to ¥127,401 million in the six months ended September 30, 2007. AIFUL's charge-offs for doubtful accounts expressed as a percentage of its total loans, receivables and loan guarantees outstanding at period end, including off-balance sheet loans and receivables, but excluding claims in bankruptcy, were 5.8%, 5.6% and 8.7% as of March 31, 2005, 2006 and 2007 and 3.5% and 5.9% as of September 30, 2006 and 2007, respectively.

Notwithstanding signs of improvement in the Japanese economy, AIFUL's existing allowance for doubtful accounts may not be adequate to cover future charge-offs. In light of the recent consumer finance industry environment of tighter regulations and a reduction of profit margins, AIFUL has been tightening its credit standards for new loans; however, the effects of the stricter standards have been somewhat offset by a broader improvement in the Japanese economy, which has led to an increase in the creditworthiness of AIFUL's customers. If changes in the Japanese economy adversely affecting AIFUL's new and existing consumer loan customers lead to an increase in personal bankruptcies or other adverse developments, charge-offs on AIFUL's loan portfolio could increase and could substantially exceed AIFUL's existing allowance. If AIFUL's existing allowance for doubtful accounts is not adequate to cover future charge-offs, AIFUL's charge-off expenses would increase and AIFUL's results of operations would be adversely affected.

Upon amendments to Japanese laws related to the reduction of the maximum interest rates becoming effective, moneylenders, including AIFUL, are unlikely to extend further loans to borrowers with the highest internal risk ratings. Such high risk borrowers tend to have unsecured loan contracts with more than one lender. As a result, if such borrowers are unable to continue borrowing from moneylenders, they may default on their loans, including loans extended by AIFUL. Accordingly, any reduction of the maximum interest rate may have the effect of increasing credit costs of AIFUL during a transitional period that is expected to last at least until higher credit risk borrowers' accounts are closed.

***AIFUL's restructuring measures responding to changes in the regulatory environment may be inadequate to produce operating profits***

AIFUL needs to reduce its expenses because, at current expense levels, the impact of the new legislation restricting consumer finance, such as the scheduled reduction of maximum interest rates under the Contributions Law, the elimination of voluntary interest due to the amendment to the Moneylending Business Law and the introduction of upper limits on aggregate borrowings from all non-bank moneylenders by an individual, will likely result in operating losses. The Company has plans to implement various measures with a goal of achieving operating profits in the new lower interest rate operating environment by or around March 31, 2009. 644 regular full-time employees have accepted AIFUL's offer of early retirement, which expired on March 31, 2007 and which AIFUL expects to result in a decrease in annual compensation-related expenses of approximately ¥8.1 billion. This reduction in the number of regular full-time employees is combined with a reduction of 742 temporary employees through September 2007, as part of AIFUL's strategy to enhance personnel efficiencies. In addition, the Company reduced the number of Company outlets from 1,903 as of September 30, 2006 to 1,015 as of December 31, 2007. AIFUL has reduced the number of AIFUL outlets from 2,713 as of September 30, 2006 to 1,217 as of December 31, 2007. Further, the Company has plans for reorganization and cost structure reforms such as transferring certain loan receivables from the Company's four consumer finance subsidiaries (TRYTO Corporation ("Tryto"), Wide Corporation ("Wide"), TCM Co. Ltd. ("TCM") and Passkey Co. Ltd. ("Passkey")) to Life in the year ending March 31, 2008 with the aim of improving customer service on the loans and obtaining cost efficiencies. For example, AIFUL has completed the transfer of some of the loan receivables of Tryto, Wide, TCM and Passkey to Life on November 30, 2007 and it will close 439 sales outlets of Tryto, Wide, TCM and Passkey by the end of February 2008.

These actions alone are not expected to be sufficient to meet AIFUL's cost reduction goals. AIFUL's operating costs continue to exceed levels that will enable AIFUL to earn operating profits in an environment of scheduled reduction of maximum interest rates and the introduction of upper limits on aggregate borrowings from all non-bank moneylenders by an individual. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—AIFUL's Traditional Cost Structure is Not Viable in Light of Lower Rates". AIFUL is currently evaluating additional restructuring measures in order to reduce operating costs, including a wide range of options for reorganizing its four consumer finance subsidiaries. There can be no assurance that planned restructuring measures will be successfully implemented or that pending and future restructuring measures will be adequate to generate the savings AIFUL hopes for or to enable AIFUL consistently to earn operating profits. In particular,

- the targeted cost reductions are very ambitious and AIFUL's restructuring measures may not produce the targeted cost reductions;
- significant and unexpected additional costs may arise during AIFUL's restructuring efforts, including as a result of further changes to the regulations governing the Japanese consumer finance industry;
- restructuring measures may harm AIFUL's ability to attract and retain customers;
- restructuring measures may harm AIFUL's ability to motivate and retain qualified employees;
- restructuring measures may increase AIFUL's exposure to credit, operational and other risks; and
- the economic and other assumptions on which AIFUL's restructuring plans are based may prove to be inaccurate.

***AIFUL's efforts to further diversify its business exposes it to various risks.***

In response to challenges and uncertainties surrounding the consumer finance industry, AIFUL intends to diversify its revenues sources, in part, by increasing its focus on its small business loan and loan guarantee businesses. In addition, AIFUL may expand into other business areas which it believes offer strong growth potential. AIFUL's efforts to further diversify its business exposes it to various risks, including risks related to the following:

- AIFUL faces intense competition from financial institutions with greater resources and wider scope of operations, in particular, commercial banks, in the small business loan market;
- AIFUL faces intense competition from other consumer finance companies in the loan guarantee market;
- AIFUL generates lower operating profits from its small business loan and loan guarantee businesses as compared to operating profits AIFUL has generated in its consumer finance business in past periods;

- new business areas AIFUL enters into may have less growth or profit potential than AIFUL anticipates;
- AIFUL may face difficulties in hiring and training additional personnel necessary to expand its small business loan and loan guarantee businesses or other new business areas; and
- AIFUL may face competitors with substantially greater experience and resources in relation to new business areas AIFUL enters into, as compared to competition it currently faces in its consumer finance business.

There can be no assurance that AIFUL will be able to successfully manage these risks and compete effectively in its small business loan and loan guarantee businesses or other new business areas.

*Limitations on access to liquidity and capital resources could adversely affect AIFUL*

AIFUL derives the funds that it requires for its business principally from cash flow from operations and borrowings from banks, insurance companies and other lenders and from accessing the capital markets. As of September 30, 2007, 53.9% of AIFUL's borrowings was procured from banks, insurance companies and other lenders and 46.1% of its borrowings was obtained through the capital markets, primarily in the form of straight bonds, asset-backed securities and other types of structured securities issued or originated by the Company or Life, the Company's largest subsidiary. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Capital and Liquidity". While in recent years AIFUL has diversified the sources of its funding and has not experienced any material difficulty in procuring funds, there can be no assurance that AIFUL will continue to have access to the capital markets or AIFUL's existing major lenders will not change their lending policies, increase AIFUL's funding costs or adopt a more cautious credit stance, as a result of the overall restructuring of the Japanese financial sector, the amendments to the laws relating to moneylenders, turmoil in the global credit markets, including as a result of increased defaults of higher risk mortgages to lower income households, or the so-called sub-prime mortgages, in the United States, or any other factors that may limit AIFUL's ability to access the capital markets, its ability to obtain credit on favorable terms or at all and its options for obtaining liquidity.

AIFUL may lose access to credit facilities upon the occurrence of certain events, including a failure to maintain its credit ratings and the quality of its loan assets at or above specified thresholds, and any imposition of administrative sanctions by the FSAJ. AIFUL may also lose access to a portion of its credit facilities if certain thresholds in refunding excess interest payments to borrowers are exceeded. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Capital and Liquidity".

*AIFUL is on negative credit watch by S&P and Fitch and downgrades of AIFUL's ratings could adversely affect its results of operations and financial condition.*

Standard & Poor's Rating Services ("S&P") and Fitch Ratings ("Fitch") have placed AIFUL's credit ratings on negative credit watch. AIFUL's credit ratings are BBB, as reported by each of S&P and Fitch, Baa2 with stable outlook, as reported by Moody's Investors Services, Inc. ("Moody's"), and A- with stable outlook, as reported by Rating and Investment Information, Inc. ("R&I"). A downgrade of AIFUL's credit ratings by one or more credit rating agencies may negatively affect AIFUL's ability to access the capital markets and result in an increase in the interest rates payable under its current credit facilities or future indebtedness, which could have a material adverse effect on AIFUL's results of operations and financial condition.

*Excess lending capacity in the consumer finance industry will adversely affect loan originations and loan margins*

The consumer finance industry is experiencing and will continue to experience excessive lending capacity primarily because lenders are tightening credit standards in light of an expected reduction in maximum interest rates and the introduction of an upper limit on aggregate borrowings which will be introduced as a result of amendments to the laws regulating moneylenders adopted in December 2006. Many consumer finance companies, including AIFUL, have announced restructurings in light of the scheduled reductions in maximum interest rates. Some consumer finance companies have gone out of business or been acquired or consolidated and additional consumer finance companies may in the future go out of business or be acquired or consolidated.

The excess lending capacity in the industry is expected to continue notwithstanding the restructuring of the consumer finance industry because:

- restructuring measures take time to implement;

- many lenders may continue unprofitable operations for an extended period, as often occurs in industry downturns; and
- the amendments that will reduce the maximum interest rates will also introduce an .upper limit on aggregate borrowings from all moneylenders by an individual over which moneylenders may not extend further loans.

Excess lending capacity in the consumer finance industry results in increased competition for customers which adversely affects AIFUL's business in a number of ways. Severe competition for customers may prevent AIFUL from originating sufficient loans to sustain its operations and puts downward pressure on interest rates on the loans AIFUL and its competitors offer.

***Employee misconduct has harmed AIFUL's business and may do so again***

Employee misconduct, which can include violation of laws or regulations concerning the offer and sale of AIFUL's loan products and engaging in fraudulent or otherwise improper activity, could result in violations of law by AIFUL, regulatory sanctions, reputational or financial harm, or a combination of the foregoing. In April 2006, pursuant to an administrative order issued by the Kinki Local Finance Bureau of the Ministry of Finance, the Company suspended operations at all its outlets from May 8, 2006 for periods ranging from three days to 25 days as a result of employee misconduct in regard to loan collection practices. These administrative penalties had a material adverse impact on AIFUL's results of operations in the first half of the year ended March 31, 2007. Following the issuance of the administrative order, AIFUL imposed financial penalties on its directors and submitted a business improvement plan to the Kinki Local Finance Bureau. The business improvement plan includes provisions for, among other things:

- tightening standards of conduct in lending, contracting and debt collection;
- enhanced monitoring of telephone calls by personnel engaged in debt collection;
- more training of personnel;
- enhancement of the functioning of the Inspection Department; and
- concluding consulting contracts with an outside lawyer and a consulting company.

AIFUL's business plan includes an ongoing review, and discussions with the Kinki Local Finance Bureau, with respect to the foregoing and other compliance measures.

More recently, AIFUL has implemented several initiatives to further strengthen its compliance structure, including conducting study sessions in preparation for the implementation of the Moneylending Business Law, requiring additional in-house and external qualification as a condition for promotion to management positions and holding general legal compliance training sessions for all employees.

Notwithstanding the foregoing measures, AIFUL is subject to the risk of future incidents of employee misconduct. While AIFUL's compliance program is intended to reduce the risk of employee misconduct, this risk cannot be eliminated. Instances of employee misconduct in the future could have consequences that materially and adversely affect AIFUL's business and reputation, including the imposition by the FSAJ of regulatory sanctions more severe than those imposed by the April 2006 order.

***Current or future laws and regulations could constrain AIFUL's businesses and subject it to sanctions or increased litigation***

AIFUL's businesses are subject to various laws and regulations, including those imposed by the Moneylending Business Law, the Interest Rate Restriction Law, the Contributions Law and the Installment Credit Sales Law, among others. Amendments to the laws regulating moneylenders, including certain amendments to the Moneylending Business Law, the Interest Rate Restriction Law and the Contributions Law were adopted in December 2006. See "Business—Regulation and Supervision". Applicable laws and regulations may limit AIFUL's operation of its businesses and may constrain it from pursuing attractive business opportunities. In addition, AIFUL's businesses are subject to monitoring and inspection by the FSAJ and other regulatory authorities.

Under the current Moneylending Business Law, registered moneylenders are required to provide each borrower and any guarantor with a written notice detailing certain terms and conditions of the loan at the time of or promptly after signing of the loan agreement or any guarantee agreement and to provide written notice of certain information, including the customer's remaining balance at the time of repayment. However, the

Company is currently unable to provide the mandatory written notice promptly to a customer borrowing through a third-party ATM if such customer does not provide the Company with prior consent to mail the mandatory detailed written notice.

As of September 30, 2007, third-party ATMs constituted 99.0% of the ATMs in the Company's ATM network (measured by total number of ATMs), and, for the year ended March 31, 2007, third-party ATMs accounted for less than half of the total amount of loans extended by the Company through ATMs. While AIFUL has made the necessary modifications to bring its ATM network into compliance with the notice requirement, AIFUL is unable to implement the necessary modifications to third-party ATMs because of certain system limitations inherent in, and lack of control over, such ATMs. Therefore, AIFUL may be subject to claims by borrowers for repayment of, and may be required to repay, voluntary interest it has received in the past on loans made through both its own and third-party ATMs or in the future on loans made through third-party ATMs. Any such claims may have a material adverse impact on AIFUL's business.

Although there has been no such case to date, the FSAJ has the authority to impose administrative sanctions for non-compliance with the detailed written notice requirements, including an order to suspend a part or the whole of the Company's business, to cause the Company to cease using third-party ATMs or to cancel its registration as a moneylender.

Any failure by AIFUL to comply with relevant laws and regulations could result in sanctions, penalties or civil actions, harm AIFUL's reputation and adversely affect its results of operations. See "—Employee misconduct has harmed AIFUL's business and may do so again". Furthermore, changes in laws and regulations are unpredictable and beyond AIFUL's control and may affect the way it conducts its business and the products it may offer. Such changes may be more restrictive or result in higher costs than current requirements or otherwise materially affect AIFUL's business, results of operations or financial condition.

***Misuse of or failure to properly control customers' personal or financial information could prove harmful to AIFUL***

The Company and certain of its subsidiaries are subject to the Law for the Protection of Personal Information (the "Personal Information Protection Law"), which regulates companies that use databases of personal information for their businesses. See "Business—Regulation and Supervision". Through its business, AIFUL acquires a large amount of personal and financial information related to its customers. In addition, certain third party vendors provide services to AIFUL using personal and financial information of its customers that AIFUL provides to such vendors. Improper use or disclosure of, or a failure to protect or properly control, such information could result in violations of the Personal Information Protection Law and other applicable laws or reputational or financial harm to AIFUL. AIFUL takes precautionary measures, including implementation of internal compliance procedures, to prevent and detect misuse or unauthorized disclosure of customers' personal information, but these measures may not be effective in all cases, particularly in respect of third party vendors.

***AIFUL faces intense competition in its core businesses***

Foreign and Japanese financial institutions, including banks, credit card companies, consumer credit companies and other consumer finance companies, have been entering the Japanese consumer finance market, either directly or through investments in or alliances with existing Japanese consumer finance companies. Competition in the consumer credit market is intense, and will likely increase as existing competitors compete for creditworthy customers in response to recent changes in the laws regulating maximum interest rates and aggregate borrowings by individuals from non-bank moneylenders. These changes in laws regulating the Japanese consumer finance industry have also led AIFUL, as well as some of its competitors, to introduce loan products with lower interest rates, some of which have interest rates that comply with the limits of the Interest Rate Restriction Law, and AIFUL expects this trend to continue. In addition, in recent years, several consumer finance companies have formed alliances with large Japanese commercial banks in order to take advantage of cooperative efficiencies. If AIFUL is unwilling or unable to match competitors' pricing or other lending terms, AIFUL's overall share of the market may decline. Furthermore, the average credit quality of AIFUL's customers may decline if higher credit quality customers borrow from competitors rather than from AIFUL. Conversely, to the extent that AIFUL reduces interest rates on its products in response to competitive pressures, AIFUL's operating margins will decline.

***A failure to adequately manage the risks associated with any acquisitions, joint ventures or alliances could have an adverse effect on AIFUL***

AIFUL's management has in the past sought to expand its market share in the consumer finance and consumer credit markets and to diversify its product lines through, among other things, acquisitions, joint

ventures and strategic alliances, particularly through strategic investments in credit card businesses, secured loan businesses and small business loan businesses and through capital investments in consumer finance companies. There can be no assurance that AIFUL will be able to successfully grow these ventures in which it has invested and these ventures may prove more difficult or costly to operate than AIFUL expects. In addition, AIFUL regularly reviews the profitability and growth potential of its businesses. As a result of such review, AIFUL may decide to exit from or to reduce the resources that it allocates to new ventures in the future. Based on such review, the Company decided to reorganize its four consumer finance subsidiaries (Tryto, Wide, TCM and Passkey) in order to reduce costs in response to changes in the consumer finance industry. There is a risk that AIFUL's past ventures, as well as any new ventures AIFUL may engage in, may not achieve profitability or realize synergies or efficiencies to the extent AIFUL expects, and AIFUL may fail to recover its investments or expenditures that it has already made or that it makes. New ventures may capture existing customers of AIFUL which, rather than expanding its customer base, would reduce the profitability of its core business.

Concerns about an adverse impact on AIFUL's credit ratings may prevent AIFUL from making an otherwise desirable investment. Further, AIFUL may decide to make an investment despite such concerns, which could adversely affect AIFUL's business. See "—Limitations on access to liquidity and capital resources could adversely affect AIFUL".

***Increased debtor awareness and negative media coverage of AIFUL could adversely affect its results of operations***

As the number of debtors increased due to the weakened Japanese economy in the past decade, consumer advocates have been lobbying for stronger rules and regulations on moneylending businesses to promote consumer protection and awareness. In response, through various campaigns, pamphlets and TV commercials, AIFUL has been working together with other companies engaged in loan businesses to promote responsible borrowing among borrowers. AIFUL is taking actions to protect itself from risks associated with excessive credit. AIFUL performs repayment capability studies based on information provided by organizations that store personal credit data and AIFUL's own credit investigation system. These studies are also used to analyze outstanding credit with current customers. AIFUL is also adopting tighter credit approval standards. Despite such efforts, increased debtor activism has resulted in the past, and may result in future, and negative media coverage or political lobbying efforts against the consumer finance industry is expected to continue. Negative media coverage may result in a loss of customers, or a general inclination against using AIFUL's services, and political lobbying efforts may result in increased regulations or legislation relating to the consumer finance industry, either of which may adversely affect AIFUL's results of operations.

***An increase in prevailing market interest rates and other economic factors, including a decline in real estate values, could have an adverse effect on AIFUL's operating margins and business***

Interest rates in Japan have been very low for the past several years due primarily to the government's monetary policy, including the "zero interest rate" policy of The Bank of Japan, which has been in place for most of the period since February 1999. Interest rates began to rise after The Bank of Japan expressed its intent to change its quantitative monetary policy in March 2006 and subsequently raised its official loan rate from 0.1% to 0.4% in July 2006 and from 0.4% to 0.75% in February 2007. The rate may be increased further in the future, resulting in further increases in market interest rates. The changing interest rate environment presents ongoing challenges for AIFUL. An increase in the interest rates charged by AIFUL's lenders or available to AIFUL in the capital markets, caused by increases in prevailing market interest rate levels generally in Japan, would cause fund procurement to become more expensive and increase AIFUL's operating expenses. In addition, although AIFUL uses derivative financial instruments to reduce exposure to fluctuations in interest rates, loans subject to floating interest rates would become more expensive for AIFUL to service. AIFUL may not be able to pass on the increased expenses to its customers due to competitive considerations as well as the legal limits on interest rates which AIFUL may charge. Continued increases in interest rates could therefore have an adverse effect on AIFUL's operating margins.

If the Japanese economy weakens, demand for loans may decrease while the amount of overdue, including non-accrual, loans, provisions for doubtful loans and loan charge-offs may increase, thereby adversely affecting AIFUL's results of operations. Furthermore, since AIFUL extends loans to customers secured by real estate collateral, declines in real estate values could adversely affect AIFUL's ability to ultimately collect its secured loans.

***Sustained large numbers of personal bankruptcies and rehabilitations could adversely affect AIFUL's operating results***

Concerns remain with respect to the large number of personal bankruptcies and defaults on consumer loans caused by recent high levels of unemployment and stagnant personal income levels. According to the Supreme Court of Japan, personal bankruptcy applications peaked at 239,451 in the year ended March 31, 2004 and have since been on the decline. Nevertheless, there were still 160,634 applications reported in the year ended March 31, 2007. Furthermore, if negative economic or other factors result in an increase in personal bankruptcies, AIFUL's operating results could be adversely affected.

***AIFUL is controlled by the Fukuda family, whose interests may differ from those of the holders of the Securities***

As a result of their ownership or control of a substantial percentage of the Company's outstanding shares, the family of Mr. Yoshitaka Fukuda, President of the Company, the founder and a principal shareholder, is able to exercise a controlling influence over important decisions affecting AIFUL's business and affairs, including significant corporate transactions such as the sale of AIFUL, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of these and other shareholders in these and other matters may differ from those of the holders of the Subordinated Convertible Bonds. It should be noted, however, that the Company makes all of its decisions through its board of directors and executive officers according to established corporate governance procedures.

***AIFUL's success depends on key members of management***

The services of AIFUL's senior management, particularly Mr. Yoshitaka Fukuda, are of material importance to the success of AIFUL's business. Currently, AIFUL does not expect any of these individuals to resign in the near future. Although AIFUL's operations are not dependent on the services of any particular individual, there can be no assurance that the departure of key management would not have a material adverse impact on AIFUL's business.

***AIFUL's failure to manage risks associated with its information systems could adversely affect AIFUL's business***

AIFUL's business is subject to risks relating to its information and technology systems and processes. These risks, which may arise internally and externally, include malfunctions and failures, human error or misconduct and other external factors.

AIFUL relies on internal and external information and technology systems to generate new business, provide services to customers, administer customer data and manage AIFUL's operations. Many customers prefer to establish new accounts through AIFUL's semi-automated loan-contracting machines or access or service their accounts through AIFUL's own and third-party ATMs. AIFUL has also been expanding its customer base through the Internet. AIFUL uses increasingly advanced software, systems and networks to manage its branch network, customer and accounting data and other aspects of its business. This hardware and software is vulnerable to damage or interruption by human error, misconduct, malfunction, natural disasters, including earthquakes, typhoons and floods, power loss, sabotage, computer viruses and similar events or the interruption or loss of support services from third parties such as telephone carriers and Internet service providers. Any disruption, outage, delay or other difficulty experienced by any of these information or technology systems could result in a decrease in the number of new accounts, delays in repayment of outstanding borrowings, or decreased consumer confidence in AIFUL's business, or otherwise adversely affect AIFUL's results of operations.

In addition, while AIFUL believes that it maintains reliable information systems and processes, including a reliable back-up system, any breaches in the security of customer information could harm AIFUL's reputation and business.

***The unaudited quarterly financial information included in this Offering Circular may not be reliable as an indicator of AIFUL's past or future results of operations or financial condition***

This Offering Circular contains unaudited quarterly financial information as of, and for the nine months ended, December 31, 2006 and 2007. In preparing this quarterly information, AIFUL has not made all of the estimates and adjustments that would typically be made in preparing its annual consolidated financial statements. In particular, some loans that would be subject to charge-offs in its annual consolidated financial statements have not been charged off at the end of the nine months ended December 31, 2006 and 2007. This affects the

comparability of loans receivable, charge-offs of loans and provision for doubtful accounts for the nine months ended December 31, 2007 and for the year ended March 31, 2007. In addition, AIFUL has not prepared notes for the unaudited quarterly financial information included in this Offering Circular, which would otherwise contain important explanatory and supplemental information regarding its financial information. As a result, the unaudited quarterly financial information included herein may not be directly comparable with AIFUL's annual consolidated financial statements. These factors may affect the reliability of such unaudited quarterly financial information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments".

**Considerations Relating to the Subordinated Convertible Bonds and the Shares**

***Future changes to Japanese law may affect the Stock Acquisition Rights***

Future changes to provisions relating to Stock Acquisition Rights may have mandatory effect under Japanese law. Condition 15.2 of each Series provides for amendments to be made to the Conditions relating to the Stock Acquisition Rights where those amendments are required in order to comply with mandatory provisions of Japanese law even if those amendments are materially prejudicial to the interests of Bondholders.

***Rights of shareholders under Japanese law***

The corporate affairs of the Company are governed by and in accordance with the Articles of Incorporation, share handling regulations and regulations of the Board of Directors and other related regulations thereunder of the Company, as well as the Company Law of Japan. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties (including actions that may legitimately be taken by them in respect of unsolicited takeover attempts) and liabilities, and shareholders' rights under Japanese law may be different from those that apply to companies incorporated in other jurisdictions. Bondholders who acquire Shares upon exercise of the Stock Acquisition Rights, or acquire Shares upon acquisition of the Subordinated Convertible Bonds by the Company, may have more difficulty in asserting their rights as a shareholder than they would as a shareholder of a corporation organized in other jurisdictions. In addition, Japanese courts may not be willing to enforce judgments of non-Japanese courts against the Company which are based on non-Japanese securities laws.

**The Subordinated Convertible Bonds will be subordinated obligations of the Company**

Upon the occurrence of a Subordination Event (as defined in the Conditions), claims in respect of the Subordinated Convertible Bonds will be subordinated in right of payment to all other present and future senior and subordinated obligations of the Company (other than liabilities ranking *pari passu* with the Subordinated Convertible Bonds) with the intent that such claims rank immediately in priority to the rights and claims of holders of all classes of equity of the Company (including preference stock). The Company expects from time to time to incur additional senior and subordinated obligations ranking in priority to the Subordinated Convertible Bonds. Although the Subordinated Convertible Bonds have a scheduled maturity of March 1, 2010, the repayment of the principal amount is subject to the occurrence of certain subordination provisions. Further, the Subordinated Convertible Bonds are not subject to any events of default that allow holders of the Subordinated Convertible Bonds to accelerate or call the Subordinated Convertible Bonds at any time prior to scheduled maturity or the occurrence of certain subordination related events.

**Acquisition of the Subordinated Convertible Bonds will take place subject to conditions**

The Company has the option of acquiring the Subordinated Convertible Bonds of each Series at any time up to February 25, 2010. Any such optional acquisition by the Company must first be exercised in respect of the Series A Subordinated Convertible Bonds (and then sequentially in respect of each subsequent Series so that the Series G Subordinated Convertible Bonds may be acquired last), and the Company may not acquire more than two series at any one time.

In addition to the Company's option to acquire the Subordinated Convertible Bonds, the Company will acquire all Series of the Subordinated Convertible Bonds on February 26, 2010 pursuant to Condition 7.2.1 of the Series, or, if earlier, in certain circumstances following a Corporate Event or Tender Offer (as defined in Condition 7.2.3 and Condition 7.2.4, respectively of the Series). In order for acquisition to take place pursuant to either Condition 7.2.1, 7.2.2, 7.2.3 or 7.2.4 of such Series, the Company is required under Japanese law and the Conditions of the Series to deliver a notice to Bondholders of such acquisition, notwithstanding that the date for such acquisition may already be known. In the event that the Company does not deliver such notice to

Bondholders, the acquisition may not proceed. Failure by the Company to comply with its obligations in respect of the acquisition procedure will not result in any event of default or acceleration event in respect of the Subordinated Convertible Bonds.

**Reset of the Conversion Price**

In certain circumstances described in Condition 5.1.3 of the relevant Series, the Conversion Price will be reset following a Listing Suspension Date or Subordinated Notice Date (each as defined in the Conditions for the relevant Series). Any such reset of the Conversion Price will be based on the average Share price for each Trading Day (as defined in the Conditions for the relevant Series). In the event that too few Trading Days occur during the reset calculation period, the reset Conversion Price may not be reflective of the market price of the Shares and, where no Trading Day were to exist, the Conversion Price would not be reset.

***Forward-looking Statements***

Statements in this Offering Circular with respect to AIFUL's plans, strategies, projected financial figures and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to: expected losses due to refund of "voluntary" interest and credit losses, the Company's ability to successfully implement its currently planned restructuring measures, the economic situation in and outside Japan, market interest rates, statutory restrictions on interest rates of consumer loans, governmental activities affecting the Japanese economy and other economies, Japanese consumer spending and capital expenditure, governmental regulation relating to the operation of the businesses of the Company and its subsidiaries, the Company's timing and efficiency in introducing new financial products, and relations with the Company's lenders and other financing sources.

## TERMS AND CONDITIONS OF THE SUBORDINATED CONVERTIBLE BONDS

*The following terms and conditions will be applicable separately to each Series of Subordinated Convertible Bonds, subject in each case to completion and amendment, and, save for the paragraphs in italics, will be endorsed on each definitive certificate issued in respect of such Series of the Subordinated Convertible Bonds:*

The Subordinated Zero Coupon Convertible Bonds due 2010 (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) (the "**Subordinated Convertible Bonds**", which term shall, unless the context requires otherwise, include Stock Acquisition Rights (as defined below) incorporated in the Subordinated Convertible Bonds) issued by AIFUL Corporation (the "**Company**") are constituted by a trust deed (the "**Trust Deed**") dated February 29, 2008 made between the Company and HSBC Corporate Trustee Company (UK) Limited (the "**Trustee**", which expression shall include its successors as trustee under the Trust Deed), as trustee for the holders of the Subordinated Convertible Bonds. The Subordinated Convertible Bonds are issued simultaneously in seven separate series (each a "**Series**") of ¥10,000,000,000 and designated, respectively, as Series A, Series B, Series C, Series D, Series E, Series F and Series G. References in these Conditions to Subordinated Convertible Bonds means only the Subordinated Convertible Bonds of the Series identified on the relevant Bond certificate (as defined below) (and not all Series), and accordingly, references herein to the Bondholders and the rights in respect of the Subordinated Convertible Bonds shall be construed separately for the relevant Series of Subordinated Convertible Bonds (and not collectively for all Series). The Subordinated Convertible Bonds of one Series are not interchangeable with Subordinated Convertible Bonds of any other Series because the Company's rights pursuant to Condition 7.2.2 are different in relation to each Series. Each Subordinated Convertible Bond is issued in the denomination of ¥5,000,000 each and a stock acquisition right (*shinkabu yoyakuken*) (a "**Stock Acquisition Right**"), entitling the Bondholder to acquire fully paid and non-assessable shares of common stock of the Company (the "**Shares**") as described below, is incorporated in each Subordinated Convertible Bond as an integral part thereof. Copies of the Trust Deed and of the agency agreement (the "**Agency Agreement**") dated February 29, 2008 between, *inter alios*, the Company, the Trustee, the principal paying agent (the "**Principal Agent**"), the registrar (the "**Registrar**") and the other agents referred to therein for the Subordinated Convertible Bonds are available for inspection during usual business hours at the specified office for the time being of the Trustee, being at the date of issue of the Subordinated Convertible Bonds at 8 Canada Square London E14 5HQ and at the specified office(s) of each Agent. References herein to the Agents shall, unless the context otherwise requires, include the Principal Agent and any other or further agent(s) appointed by the Company in connection with the Subordinated Convertible Bonds for the purpose of making payments and transfers and acceptance of notices of the exercise of the Stock Acquisition Rights from time to time.

The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of all those provisions of the Agency Agreement applicable to them. The statements in these terms and conditions (the "**Conditions**") include summaries of, and are subject to, the detailed provisions of the Trust Deed. Any terms defined in the Trust Deed and not in these Conditions shall have the same meanings when used herein except where otherwise indicated.

### 1 Form, Denomination, Issue Price, Title, Status and Relationship between Subordinated Convertible Bonds and Stock Acquisition Rights

#### 1.1 Form, Denomination and Issue Price

The Subordinated Convertible Bonds are issued in registered form in the denomination of ¥5,000,000 each and are not exchangeable for bonds with stock acquisition rights in bearer form. The issue price of the Subordinated Convertible Bonds (excluding the Stock Acquisition Rights) (the "**Issue Price**") is 100 per cent. of the principal amount of the Subordinated Convertible Bonds. The issue price of the Stock Acquisition Rights is zero.

A bond certificate (each, a "**Bond certificate**") will be issued in respect of each Subordinated Convertible Bond. Each Bond certificate will be numbered serially with an identifying number which will be recorded on the relevant Bond certificate and in the register (the "**Register**") of holders of Subordinated Convertible Bonds to be kept by the Registrar in accordance with Condition 2.

#### 1.2 Title

Title to the Subordinated Convertible Bonds will pass only by transfer and registration of title in the Register. The holder of any Subordinated Convertible Bond will (except as otherwise declared by a court of competent jurisdiction or required by law) be treated as its absolute owner for all

purposes (whether or not it is overdue and regardless of any notice of ownership, trust, or any interest in it, or any writing on, or theft or loss of, the Bond certificate issued in respect of it) and no person will be liable for so treating the holder.

*Upon issue, each Series of Subordinated Convertible Bonds will be represented by a Global Bond Certificate evidencing the Subordinated Convertible Bonds of the relevant Series each deposited with and registered in the name of, or a nominee for, a common depositary for Euroclear and Clearstream, Luxembourg on or about February 29, 2008 (the "**Closing Date**"). The Conditions applicable to a Series are modified by certain provisions contained in the Global Bond Certificate issued in respect of such Series. Except in the limited circumstances described in the Trust Deed, owners of interests in Subordinated Convertible Bonds evidenced by a Global Bond Certificate will not be entitled to receive definitive certificates in respect of their holdings of a Series of Subordinated Convertible Bonds.*

### 1.3 Status and Subordination

1.3.1 The Subordinated Convertible Bonds are direct, unsecured, subordinated (as described below) and unconditional obligations of the Company, ranking *pari passu* and rateably without any preference among themselves. Upon the occurrence of a Subordination Event, claims in respect of the Subordinated Convertible Bonds will be subordinated in right of payment to all other present and future senior and subordinated obligations of the Company with the intent that such claims rank immediately in priority to the rights and claims of holders of all classes of equity of the Company (including preference stock).

1.3.2 The Subordinated Convertible Bonds will, upon the occurrence of any of the following events, be subordinated in the following manner:

(a) If, on or prior to any date on which any payment in respect of the Subordinated Convertible Bonds (including cash amounts payable pursuant to Condition 5) becomes due, a competent court in Japan shall have adjudicated the Company to be subject to bankruptcy proceedings pursuant to the provisions of the Bankruptcy Law, and so long as such bankruptcy proceedings shall continue (a "**Bankruptcy Event**"), any amounts (including cash amounts payable pursuant to Condition 5) having become due before then but remaining unpaid or which become due thereafter under the Subordinated Convertible Bonds shall only become payable upon the following condition being fulfilled:

The total amount of any and all Senior Indebtedness of the Company which is listed on the final distribution list submitted to the court in such bankruptcy proceedings shall have been assured to be paid in full out of the amounts available for distribution in such bankruptcy proceedings.

(b) If, on or prior to any date on which any payment in respect of the Subordinated Convertible Bonds (including cash amounts payable pursuant to Condition 5) becomes due, a competent court in Japan shall have adjudicated the Company to be subject to corporate reorganization proceedings pursuant to the provisions of the Japanese Reorganization Law or successor legislation thereto, and so long as such corporate reorganization proceedings shall continue (a "**Corporate Reorganization Event**"), any amounts (including cash amounts payable pursuant to Condition 5) having become due before then but remaining unpaid or which become due thereafter under the Subordinated Convertible Bonds shall only become payable upon the following condition being fulfilled:

The total amount of any and all Senior Indebtedness of the Company which is listed on the reorganization plan of the Company at the time when the court's approval of such plan becomes final and conclusive shall have been paid in full in such proceedings to the extent that such liabilities shall have been fixed.

(c) If, on or prior to any date on which any payment in respect of the Subordinated Convertible Bonds (including cash amounts payable pursuant to Condition 5) becomes due, a competent court in Japan shall have adjudicated the Company to be subject to civil rehabilitation proceedings pursuant to the provisions of

the Japanese Civil Rehabilitation Law or successor legislation thereto and so long as such civil rehabilitation proceedings shall continue (a "**Civil Rehabilitation Event**"), any amounts (including cash amounts payable pursuant to Condition 5) having become due before then but remaining unpaid or which become due thereafter under the Subordinated Convertible Bonds shall only become payable upon the following condition being fulfilled:

The total amount of any and all Senior Indebtedness of the Company which is listed on the rehabilitation plan of the Company at the time when the court's approval of such plan becomes final and conclusive shall have been paid in full in such proceeding to the extent that such liabilities shall have been fixed

(d) If, on or prior to any date on which any payment in respect of the Subordinated Convertible Bonds (including cash amounts payable pursuant to Condition 5) becomes due in any jurisdiction other than Japan, the Company shall become subject to bankruptcy, corporate reorganization or other equivalent proceedings pursuant to any applicable law of any jurisdiction other than Japan, and so long as such proceedings shall continue (a "**Foreign Event**"), any amounts (including cash amounts payable pursuant to Condition 5) having become due before then but remaining unpaid or which become due thereafter under the Subordinated Convertible Bonds shall only become payable upon conditions equivalent to those enumerated in (a), (b) or (c) above having been fulfilled; provided that notwithstanding any provisions herein to the contrary if the imposition of any such conditions is not allowed under such proceedings, any amounts (including cash amounts payable pursuant to Condition 5) which become due under the Subordinated Convertible Bonds shall become payable in accordance with the terms herein provided and not subject to such conditions.

For the avoidance of doubt, subordination will not occur if the Company is subject to an amalgamation, merger, reconstruction or other Corporate Event, the terms of which have previously been approved by the Trustee or by an Extraordinary Resolution of Bondholders.

1.3.3 The rights of the Bondholders will be reinstated with respect to any payments made to holders that are subsequently avoided in the bankruptcy or insolvency or reorganization of the Company, as though such payments had not been made.

1.3.4 A holder by his acceptance of a Subordinated Convertible Bond, thereby agrees that (i) if any payment in respect of a Subordinated Convertible Bond is made to such holder under the Subordinated Convertible Bond after the occurrence of a Subordination Event and the amount of such payment exceeds the amount, if any, that should have been paid to such holder upon the proper application of the subordination provisions of the Subordinated Convertible Bond, the payment of such excess amount shall be deemed null and void and such holder shall be obliged to return the amount of the excess payment within ten days of receiving notice of the excess payment, and (ii) upon the occurrence of a Subordination Event and so long as such Subordination Event shall continue such holder shall not exercise any right to set off any liabilities of the Company to such holder of the Subordinated Convertible Bonds against any liabilities of such holder owed to the Company unless, until and only in such amount as the liabilities of the Company under the Subordinated Convertible Bonds become payable pursuant to the proper application of the provisions of these Conditions.

1.3.5 It is expressly agreed that no amendment shall be made to this Condition 1.3 in any respect.

1.3.6 For the avoidance of doubt, if a competent court in Japan shall have adjudicated the Company to be subject to the bankruptcy proceedings pursuant to the provisions of the Bankruptcy Law, the claims of the holders of the Subordinated Convertible Bonds will rank junior to the claims of the Statutory Subordinated Bankruptcy Claims (*Retsugoteki Hasan Saiken*, as defined in the Bankruptcy Law) in distribution in such bankruptcy proceedings.

1.3.7 The Company will give notice to the Trustee in writing and the Bondholders in accordance with Condition 19 of a Subordination Event.

**1.4 Relationship between Subordinated Convertible Bonds and Stock Acquisition Rights**

The obligations of the Company in respect of the Subordinated Convertible Bonds and the Stock Acquisition Rights incorporated therein shall arise and shall be extinguished or cease to be exercisable simultaneously subject as provided herein. The Subordinated Convertible Bonds and the Stock Acquisition Rights incorporated therein may not be transferred or dealt with separately from each other.

## 2 Transfers of Subordinated Convertible Bonds

**2.1 The Register**

The Company will cause to be kept at the offices of the Registrar (outside the United Kingdom), and in accordance with the terms of the Agency Agreement, the Register on which shall be entered the names and addresses of the Bondholders and the particulars of the Subordinated Convertible Bonds held by them and of all transfers, redemptions and acquisitions of Subordinated Convertible Bonds and the exercise of any Stock Acquisition Rights.

Each Bondholder shall be entitled to receive one Bond certificate in respect of each Subordinated Convertible Bond held by such holder.

**2.2 Transfers**

A Subordinated Convertible Bond may be transferred upon the surrender (at the specified office of the Registrar) of the Bond certificate evidencing such Subordinated Convertible Bond, together with the form of transfer endorsed on such Bond certificate (or another form of transfer substantially in the same form and containing the same representations and certifications (if any), unless otherwise agreed by the Company), duly completed and executed and any other evidence as the Registrar may reasonably require. No transfer of a Subordinated Convertible Bond will be valid unless and until entered on the Register. Upon such transfer, a new Bond certificate will be issued to the transferee in respect of the Subordinated Convertible Bond so transferred. All transfers of the Subordinated Convertible Bonds and entries on the Register will be made subject to the detailed regulations concerning transfer of the Subordinated Convertible Bonds scheduled to the Agency Agreement. The regulations may be changed by the Company, with the prior written approval of the Registrar, the Principal Agent and the Trustee. A copy of the current regulations will be made available by the Principal Agent or the Registrar to any Bondholder upon request.

**2.3 Delivery of New Bond Certificates**

Each new Bond certificate to be issued pursuant to Condition 2.2 shall be available for delivery within three Transfer Business Days of receipt of the duly completed and signed form of transfer and surrender of the original Bond certificate for exchange and upon the transfer being registered. Delivery of the new Bond certificate(s) shall be made at the specified office of the Registrar to whom delivery or surrender of such form of transfer and Bond certificate shall have been made, or if so requested in the form of transfer, be mailed by uninsured post at the risk of the holder entitled to the new Bond certificate to such address so specified unless such holder requests otherwise and pays in advance to the Registrar the costs of such other method of delivery and/or such insurance as it may specify. In this Condition 2.3, "**Transfer Business Day**" means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the Registrar.

**2.4 Formalities Free of Charge**

Registration of a transfer of Subordinated Convertible Bonds shall be effected without charge by or on behalf of the Company, the Registrar or the Agents, but upon (i) payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar may require); and (ii) the Company and the Registrar being reasonably satisfied that the regulations concerning transfer of Subordinated Convertible Bonds having been satisfied.

### 2.5 Closed Periods

No Bondholder may require the transfer of a Subordinated Convertible Bond to be registered (i) during the period of 7 Business Days ending on (and including) the date for repayment or the Acquisition Date of such Subordinated Convertible Bond, or (ii) after a Conversion Notice has been given with respect to such Subordinated Convertible Bond pursuant to Condition 5.9.1.

## 3 Definitions and Construction of References

### 3.1 Definitions

In these Conditions (unless the context otherwise requires):

"**Acquisition Cash Amount**" means, in respect of the Subordinated Convertible Bonds which are the subject of one Share Settlement Notice, the Cash Amount that would be payable pursuant to Condition 5 upon exercise of Stock Acquisition Rights incorporated in such Subordinated Convertible Bonds on the Determination Date and using the Conversion Price as of the Determination Date;

"**Acceleration Event**" has the meaning provided in Condition 10;

"**Acquisition Date**" means the Mandatory Acquisition Date, Optional Acquisition Date, Corporate Event Acquisition Date or Tender Offer Acquisition Date as the case may be;

"**Acquisition Notice**" means the Mandatory Acquisition Notice, Optional Acquisition Notice, Corporate Event Acquisition Notice or Tender Offer Acquisition Date as the case may be;

"**Acquisition Shares**" means in respect of Subordinated Convertible Bonds that are subject of one Share Settlement Notice the Shares that would be deliverable pursuant to Condition 5 upon exercise of Stock Acquisition Rights incorporated in such Subordinated Convertible Bonds on the Determination Date and using the Conversion Price as of the Determination Date, provided that Non Unit Shares and fractions of a Share shall be disregarded (and no adjustment or cash payment will be made in respect of any such fractions of a Share);

"**Additional Amounts**" has the meaning provided in Condition 9;

"**Additional Shares**" has the meaning provided in Condition 5.3;

"**Annual Fiscal Period**" means a period commencing on April 1 and ending on the succeeding March 31; provided that, if the Company shall change its financial year so as to end on a date other than March 31, "**Annual Fiscal Period**" shall be deemed to be amended *mutatis mutandis* and any such change shall be promptly notified by the Company to the Trustee in writing;

"**Asset Transferee**" has the meaning provided in the definition of Asset Transfer Event;

"**Asset Transfer Event**" means the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not required, at a meeting of the Board of Directors of the Company) for the sale or transfer of all or substantially all of the assets of the Company to another corporation (the "**Asset Transferee**"), pursuant to the terms of which the Company's obligations under the Subordinated Convertible Bonds are to be transferred to or assumed by the Asset Transferee;

"**Auditors**" means the independent auditors for the time being of the Company or, if there shall be joint independent auditors, any one or more of such independent auditors or, if they are unable or unwilling to carry out any action requested of them, such other auditors or firm of auditors as may be appointed by the Company and approved in writing by the Trustee for the purpose;

"**Authorized Officer**" means any one of the directors or officers of the Company or the New Obligor (as the case may be) or any other person whom the Company or the New Obligor (as the case may be) shall have identified to the Trustee by notice in writing as being duly authorized to sign any document or certificate on behalf of the Company or the New Obligor (as the case may be);

"**Average Closing Price**" shall be deemed to be the average of the daily Closing Prices of the Shares for (i) in the case of Condition 5.1.3(i), the 30 consecutive Trading Days starting on the 45th Trading Day prior to (and including) February 27, 2009, (ii) in the case of Condition 5.1.3(ii), the 30 consecutive Trading Days starting on the 45th Trading Day prior to (and

including) the relevant Acquisition Date, (iii) in the case of Condition 5.1.3(iii), such number of Trading Days falling within the 20 consecutive Business Days starting on (and including) the fifth Business Day after (and excluding) the Subordination Notice Date or (iv) in the case of Condition 5.1.3(iv), such number of Trading Days falling within the 20 consecutive Business Days starting on (and including) the fifth Business Day after (and excluding) the Listing Suspension Date , as the case may be. If during the said 45 Trading Day period or 20 Business Day period, as the case may be, or any period thereafter up to the relevant date of reset any event shall occur which gives rise to an adjustment (excluding a Retroactive Adjustment to take effect on or after the last Trading Day of that period) to the Conversion Price under the provisions of Condition 5.2, the "**Average Closing Price**" as determined above shall be adjusted in such manner and to such extent as the Company in consultation with an Independent Financial Adviser (whose advice the Company will take fully into account) shall deem appropriate and fair in order to compensate for the effect of such event;

"**Bankruptcy Law**" means the Bankruptcy Law of Japan (Law No. 75 of 2004, as amended);

"**Bond certificate**" has the meaning provided in Condition 1.1;

"**Bondholders**" and, in relation to a Subordinated Convertible Bond, "**holder**" mean the person in whose name a Subordinated Convertible Bond is registered in the Register (or in the case of a joint holding, the first name thereof);

"**Business Day**" means a day on which banks are open for general business (including dealing in foreign currency and exchange) in London and Tokyo;

"**Cash Amount**" has the meaning provided in Condition 5.1.6;

"**Civil Rehabilitation Law**" means the Civil Rehabilitation Law of Japan (Law No. 225 of 1999, as amended);

"**Clearing Law**" has the meaning provided in Condition 5.9.6;

"**Closed Period**" has the meaning provided in Condition 7.8;

"**Closing Price**" of the Shares has the meaning provided in Condition 5.2.10;

"**Company's Territory**" has the meaning provided in Condition 12.2;

"**Company Law**" means the Company Law of Japan (Law No. 86 of 2005, as amended);

"**Confirmation Date**" means the day falling 60 Business Days prior to the Corporate Event Effective Date;

"**Consolidated Financial Statements**" means in relation to any Fiscal Period of the Company, the unaudited consolidated financial statements of the Company and its Consolidated Subsidiaries prepared in accordance with the Relevant GAAP or, if in respect of such Fiscal Period audited consolidated financial statements have been prepared, the audited consolidated financial statements of the Company and its Consolidated Subsidiaries prepared as aforesaid;

"**Consolidated Subsidiary**" means in relation to a Fiscal Period of the Company, Subsidiaries consolidated in the relevant Consolidated Financial Statements;

"**Conversion Notice**" means the written notice required to accompany any Subordinated Convertible Bonds deposited for the purposes of exercise of the Stock Acquisition Rights, the current form of which is available from any Agent

"**Conversion Price**" has the meaning provided in Condition 5.1.3;

"**Corporate Event**" has the meaning provided in Condition 6.1;

"**Corporate Event Acquisition Date**" has the meaning provided in Condition 7.2.3;

"**Corporate Event Acquisition Notice**" has the meaning provided in Condition 7.2.3;

"**Corporate Event Effective Date**" has the meaning provided in Condition 6.3;

"**Corporate Event Notice Date**" has the meaning provided in Condition 7.2.3;

"**Corporate Reorganization Law**" means the Corporate Reorganization Law of Japan (Law No. 154 of 2002, as amended);

"**Corporate Split Counterparty**" has the meaning provided in the definition of Corporate Split Event;

"**Corporate Split Event**" means the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not required, at a meeting of the Board of Directors of the Company) for any corporate split (*shinsetsu bunkatsu* or *kyushu bunkatsu*) in which the Company's obligations under the Subordinated Convertible Bonds are to be transferred to or assumed by the corporation which is the counterparty to such corporate split (the "**Corporate Split Counterparty**");

"**Current Market Price per Share**" has the meaning provided in Condition 5.2.10;

"**Custodian**" means HSBC Bank plc at its specified office at 8 Canada Square London E14 5HQ or such other Custodian as may from time to time be appointed, or at such other specified office as may from time to time be designated, by or on behalf of the Company, in each case with the prior written approval of the Trustee, and notice of whose appointment or designation has been given to the Bondholders and shall, unless the context otherwise requires, include the nominee of the Custodian;

"**Custodian's Agent**" means Nomura Trust & Banking Co., Ltd. at its specified office at 2-2-2 Otemachi, Chiyoda-ku, Tokyo 100-0004 or such other agent of the Custodian in Japan as may from time to time be appointed, or at such other specified office as may from time to time be designated, by or on behalf of the Custodian, in each case with the prior written approval of the Trustee, and notice of whose appointment or designation has been given to the Bondholders;

"**Delisting Event**" means, in relation to the Shares, the Shares not being listed, or being suspended from trading or being reallocated to *kanripost* or *seiripost* (or any equivalent designation thereto), on the Relevant Stock Exchange;

"**Deposit Date**" has the meaning provided in Condition 5.9.4;

"**Determination Date**" means the fifth Business Day prior to (and including) the relevant Acquisition Date;

"**Effective Date**" has the meaning provided in Condition 5.1.6;

"**Exercise Period**" has the meaning provided in Condition 5.1.4;

"**Extraordinary Dividend**" has the meaning set out in Condition 5.2.4;

"**Extraordinary Resolution**" means a resolution passed at a meeting of the Bondholders duly convened and held in accordance with the provisions contained in the Trust Deed by a majority consisting of not less than three-quarters of the votes cast thereon;

"**Financial Instruments and Exchange Law**" means the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended);

"**Fiscal Period**" means, as the context may require, a period (i) commencing on 1st April and ending on the succeeding 31st March; or (ii) commencing on 1st April and ending on the succeeding 30th September; provided that, if the Company shall change its financial year so as to end on a date other than 31st March, the provisions of items (i) and (ii) above shall be deemed to be amended *mutatis mutandis* and any such change shall be promptly notified by the Company to the Trustee in writing;

"**Holding Company**" has the meaning provided in the definition of Holding Company Event;

"**Holding Company Event**" means the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for the Company to become a wholly-owned subsidiary of another corporation (the "**Holding Company**") by way of share exchange (*kabushiki-kokan*) or share transfer (*kabushiki-iten*);

"**Independent Financial Adviser**" means an independent investment bank, securities company or accountancy firm of international repute appointed by the Company and approved in writing by the Trustee or, if the Company fails to make such appointment and such failure continues for a reasonable period (as determined by the Trustee) appointed by the Trustee following notification to the Company provided that the Trustee shall have no obligation to make any such appointment unless it is indemnified and/or secured to its satisfaction against the costs, fees and expenses of such adviser;

"**Initial Conversion Price**" has the meaning provided in Condition 5.1.3;

"**Issue Price**" has the meaning provided in Condition 1.1;

"**Listing**" has the meaning provided in Condition 6.4.2;

"**Listing Suspension Date**" means, in relation to the Shares, (i) any date on which the Company first announces that it will not take any action or measures to prevent a Delisting Event from occurring following a Potential Delisting Event, or (ii) any date on which the Relevant Stock Exchange announces (or the first date on which the announcement is made if the same announcement is made on more than one occasion) that the listing of the Shares will be reallocated on the Relevant Stock Exchange to either (A) *kanripost* (or any equivalent designation thereto) as a result of the liquidity ratio (*ryutsu kabushiki hiritsu*) of the Shares for the purposes of the Relevant Stock Exchange falling below the level specified by the Relevant Stock Exchange, or (B) *seiripost* (or any equivalent designation thereto), provided, that, the same circumstances shall not give rise to more than one such date;

"**Mandatory Acquisition Date**" has the meaning provided in Condition 7.2.1;

"**Mandatory Acquisition Notice**" has the meaning provided in Condition 7.2.1;

"**Market Value**" has the meaning provided in Condition 5.1.6;

"**Merged Company**" means the corporation formed by the relevant Merger Event or the corporation into which the Company shall have merged following a Merger Event;

"**Merger Event**" means the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for any consolidation or amalgamation (*shinsetsu gappei*) of the Company with, or merger (*kyushu gappei*) of the Company into any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation);

"**Net Proceeds**" has the meaning provided in Condition 7.2.10(b);

"**New Obligor**" has the meaning provided in Condition 6.1;

"**New Obligor Current Market Price per Share**" has the meaning provided in Condition 6.5.3;

"**New Stock Acquisition Rights**" has the meaning provided in Condition 12.2;

"**New Territory**" has the meaning provided in Condition 12.2;

"**Non Unit Shares**" has the meaning provided in Condition 5.1.6;

"**Optional Acquisition Date**" has the meaning provided in Condition 7.2.2;

"**Optional Acquisition Notice**" has the meaning provided in Condition 7.2.2;

"**Payment Business Day**" has the meaning provided in Condition 8.3;

"**Potential Delisting Event**" means any circumstances, condition, omission, act or event which would, pursuant to the rules of the Relevant Stock Exchange, allow the Relevant Stock Exchange to constitute a Delisting Event in respect of the Shares;

"**Record Date**" means the date fixed by the Articles of Incorporation of the Company or otherwise specified by the Company for the purpose of determining entitlements to dividends or other distributions to, or rights of, holders of Shares, provided, however, that if the Company has fixed no such Record Date and the context so requires, the "**Record Date**" shall be construed as a reference to the date of any event in question coming into effect;

"**Register**" has the meaning provided in Condition 1.1;

"**Registered Account**" has the meaning provided in Condition 8.1;

"**relevant date**" has the meaning provided in Condition 5.2.9;

"**Relevant GAAP**" means the accounting principles which are adopted by the Company for the preparation of the Consolidated Financial Statements;

"**Relevant Price per Share**" means 90 per cent. of the relevant Average Closing Price for a Share, but subject on each occasion to a lower limit of ¥983 and an upper limit of ¥3,932 (in each case, subject to adjustment in accordance with Condition 5.2 in the same manner that the Conversion Price is adjusted, with such floor and ceiling amounts to be rounded down to the nearest one yen);

"**Relevant Property**" has the meaning provided in Condition 7.2.9 or Condition 7.2.10 as the case may be;

"**Relevant Securities**" has the meaning provided in Condition 5.2.9;

"**Relevant Stock Exchange**" means Tokyo Stock Exchange, Inc. or, if at the relevant time the Shares or the shares of common stock of the New Obligor (as the case may be) are not listed on Tokyo Stock Exchange, Inc., the principal stock exchange or securities market on which the Shares or the shares of common stock of the New Obligor (as the case may be) are then listed or quoted or dealt in;

"**Representative Director**" means a director of the Company (or the New Obligor, as the case may be) who is for the time being a representative director within the meaning of the Company Law or, where applicable, a representative statutory executive officer of the Company (or the New Obligor, as the case may be) within the meaning of the Company Law;

"**Retroactive Adjustment**" has the meaning provided in Condition 5.3;

"**Senior Indebtedness of the Company**" means all liabilities of the Company other than the liabilities of the Company under the Subordinated Convertible Bonds, liabilities stated or expressed to rank, or ranking, *pari passu* with the Subordinated Convertible Bonds, and any obligations or liabilities owed to holders of all classes of equity of the Company.

"**Share Settlement Notice**" means a written notice required for the purposes of Condition 7.2, the current form of which is available from any Agent;

"**Stock Acquisition Date**" has the meaning provided in Condition 5.9.4;

"**Stock Split**" means any kind of stock split in relation to the Shares, including a free share distribution to the holders of Shares, a stock dividend or a subdivision of Shares;

"**Subordination Event**" means a Bankruptcy Event, a Corporate Reorganization Event, Civil Rehabilitation Event or a Foreign Event;

"**Subordination Notice Date**" means the date on which a Subordination Event occurs;

"**Subsidiary**" means a company more than 50 per cent. of the outstanding shareholders' voting rights of which is now or hereafter owned by the Company, by one or more other Subsidiaries or by the Company and one or more other Subsidiaries, or otherwise a company controlled by the Company in accordance with Relevant GAAP (and, for this purpose, "**voting rights**" means the voting power attached to stocks or shares for the election of directors, officers or trustees of such company, other than voting powers attached to stocks or shares outstanding having such power by reason of the happening of a contingency);

"**Tender Offer**" has the meaning provided in Condition 7.2.4;

"**Tender Offer Acquisition Date**" has the meaning provided in Condition 7.2.4;

"**Tender Offer Acquisition Notice**" has the meaning provided in Condition 7.2.4;

"**Tender Offer Notice Date**" has the meaning provided in Condition 7.2.4;

"**Trading Day**" means, in respect of the Shares or the shares of common stock of the New Obligor (as the case may be), a day when the Relevant Stock Exchange is open for business, but does not include a day when (a) no last selling price (regular way) for the Shares or the shares of common stock of the New Obligor (as the case may be) is reported by the Relevant Stock Exchange and (b) if the Shares or the shares of common stock of the New Obligor (as the case may be) are not listed or admitted to trading on the Relevant Stock Exchange, no such closing bid and offered prices are furnished as provided in the definition of Closing Price;

"**Transfer Business Day**" has the meaning provided in Condition 2.3;

"**yen**" and "**¥**" mean the lawful currency of Japan.

### 3.2 Construction of Certain References

References to any statute or provision of any statute shall be deemed to include a reference to any statute or the provision of any statute which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any ordinances, regulations, instruments or other subordinate legislation made under the relevant statute.

Except where the context requires otherwise, references to the "issue" of Shares shall include the transfer and/or delivery of Shares by the Company, whether newly issued or previously existing or held by or on behalf of the Company (and the words "issue", "issued" and "issuable" shall be construed accordingly), and references in these Conditions to the word "acquire" used in conjunction with the Shares shall be read as including both the words "issue" and "transfer", and the words "acquired" and "acquisition" shall be construed accordingly.

The headings in these Conditions are for convenience only and shall be ignored in construing these Conditions.

## 4 Default Interest

The Subordinated Convertible Bonds do not bear interest unless payment of any amount in respect of any Subordinated Convertible Bond is improperly withheld or refused, in which case such unpaid amount will bear interest (both before and after judgment) from the date of default to the earlier of (i) the day on which all sums due in respect of such Subordinated Convertible Bond up to but excluding that day are received by or on behalf of the relevant Bondholder, and (ii) the day seven days after the Principal Agent has notified Bondholders of receipt of all sums due in respect of all the Subordinated Convertible Bonds up to but excluding that seventh day (except to the extent that there is a failure in the subsequent payment to the relevant Bondholders under these Conditions) at the rate of interest per annum determined by the Principal Agent as being equal to the offered rate quoted by a leading bank in the Euro–yen market selected by the Principal Agent for deposits in yen for the period of three months, as at 11:00 a.m. (London time) on the date of such default. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed on the basis of a month of 30 days.

## 5 Exercise of Stock Acquisition Rights

### 5.1 Conversion Price, Exercise Period, Shares Issuable and Procedure

5.1.1 *Contribution of the Subordinated Convertible Bond*: Subject to and upon compliance with the provisions of this Condition 5, the Stock Acquisition Right incorporated in each Subordinated Convertible Bond may be converted in accordance with and subject to these Conditions. Upon exercise of the Stock Acquisition Right, the relevant Subordinated Convertible Bond shall be deemed to be acquired by the Company as a capital contribution in kind by the Bondholder at the price equal to the Issue Price on the Stock Acquisition Date.

5.1.2 *Number of Shares*: The number of Shares to be acquired upon exercise of a Stock Acquisition Right will be determined by dividing the principal amount of the Subordinated Convertible Bond deposited upon exercise of the Stock Acquisition Right by the Conversion Price applicable on the Stock Acquisition Date. Fractions of a Share will not be issued upon exercise of any Stock Acquisition Right and no adjustment or cash payment will be made in respect thereof. A Conversion Notice may be completed in respect of one or more Subordinated Convertible Bonds. If a Conversion Notice shall be deposited in respect of more than one Subordinated Convertible Bond, the number of Shares which shall be acquired upon exercise of such Stock Acquisition Rights shall be calculated on the basis of the aggregate principal amount of the Subordinated Convertible Bonds referred to in such Conversion Notice. Each Conversion Notice shall be treated separately by the Company such that, where two or more Conversion Notices are received in respect of the same Bondholder, the obligations with respect to such Conversion Notices shall be treated separately.

5.1.3 *Conversion Price*: The price at which Shares shall be acquired upon exercise of the Stock Acquisition Rights (the "**Conversion Price**") shall initially be ¥1,966 per Share (the "**Initial Conversion Price**"), subject to adjustment in the manner provided in Condition 5.2 and reset as provided below. The Conversion Price will be reset:

(i) to the Relevant Price per Share with effect from and including the Trading Day immediately following February 27, 2009, unless such Trading Day falls within a period of calculation and reset specified under Condition 5.1.3(ii), (iii) or (iv) below (in which case reset shall be made under that Condition);

(ii) to the Relevant Price per Share with effect from (and including) the Trading Day immediately following the 30 consecutive Trading Day period starting on the 45th Trading Day prior to (and including) the relevant Acquisition Date pursuant to Condition 7.2;

(iii) to the Relevant Price per Share with effect from (and including) the Business Day immediately following the 20 consecutive Business Day period starting on (and including) the fifth Business Day after (and excluding) the Subordination Notice Date; and

(iv) to the Relevant Price per Share with effect from (and including) the Business Day immediately following the 20 consecutive Business Day period starting on (and including) the fifth Business Day after (and excluding) the Listing Suspension Date, provided that, no such reset will be made pursuant to this Condition 5.1.3(iv) where the Conversion Price has been, or will be reset in accordance with either of Condition 5.1.3(ii) or (iii) and/or a Corporate Event has occurred, in each case, as a result of the same set of circumstances for which reset is being considered under this Condition 5.1.3(iv),

provided that the Conversion Price will not in any event be reduced as a result of any such reset identified in this Condition 5.1.3 to an extent that, under applicable law then in effect, the Stock Acquisition Rights may not be exercised at such reduced Conversion Price into legally issued Shares.

The Company shall, as soon as practicable after it is determined, give notice in writing to the Trustee, the Agents and to the Bondholders of (x) the passing of a resolution by the Board of Directors of the Company for the purposes of authorizing acquisition pursuant to Condition 5.1.3(ii) above (if any), and of any Listing Suspension Event, Potential Delisting Event or Subordination Notice Date and (y) on each occasion that the Conversion Price is to be reset pursuant to Condition 5.1.3, the relevant reset Conversion Price and the date on which such reset shall (or is expected to) take effect.

*The reset provisions in Condition 5.1.3 apply separately in respect of each Series of Subordinated Convertible Bonds.*

5.1.4 *Exercise Period*: The Stock Acquisition Rights may be exercised at any time during the period from, and including, March 10, 2008 up to, and including the close of business (at the place where the Stock Acquisition Right is to be exercised) on February 27, 2010, provided that (x) in no event shall the Stock Acquisition Rights be exercised after February 27, 2010, (y) the Stock Acquisition Rights may not be exercised for such period as may be designated by the Company, which period may not exceed 30 days, and which period shall end on a date not later than 14 days after the Corporate Event Effective Date if the Company reasonably determines that such suspension is necessary in order to consummate the relevant transaction in compliance with these Conditions (including Conditions 6.4.1 and 6.4.2) and (z) the Stock Acquisition Rights may not be exercised for a period from (and including) the Determination Date to (and including) the scheduled Acquisition Date. The Company shall give the Trustee and the Bondholders a notice of the determination and period referred to in (y) above at least 30 days prior to the commencement of such period.

Notwithstanding the above, no Stock Acquisition Right may be exercised after the relevant Subordinated Convertible Bond has been accelerated pursuant to Condition 10.

The period during which the Stock Acquisition Rights are exercisable pursuant to this Condition 5.1.4 is hereinafter referred to as the "**Exercise Period**". Upon expiration of the Exercise Period, the Stock Acquisition Rights incorporated in the Subordinated Convertible Bonds will lapse and cease to be exercisable or valid for any purposes.

5.1.5 *Rights Attached to the Shares upon Exercise of Stock Acquisition Rights*: Shares acquired upon exercise of the Stock Acquisition Rights shall have the same rights in all respects (including in relation to any distribution of dividends) as the Shares outstanding on the relevant Stock Acquisition Date (except for any right the Record Date for which precedes such Stock Acquisition Date and any other right excluded by mandatory provisions of applicable law).

5.1.6 *Non Unit Shares*: If, separately with respect to each Conversion Notice, a Bondholder would receive a number of Shares ("**Non Unit Shares**") not constituting a unit (*tangen*) of Shares or integral multiples thereof upon exercise of the Stock Acquisition Right(s) specified in such Conversion Notice or upon a Retroactive Adjustment, then the Company shall pay or cause to be paid in yen to or to the order of the Bondholder a cash amount (the "**Cash Amount**") equal to the aggregate Market Value of such Non Unit Shares. The determination of whether or not the number of Shares to be so acquired constitutes a unit of Shares shall be made separately with respect to each Conversion Notice and for this purpose the number of Shares initially acquired upon exercise of the Stock Acquisition Rights and those acquired upon a subsequent Retroactive Adjustment shall not be aggregated. The Cash Amount shall be paid as soon as practicable after the Effective Date; provided, however, that should such date fall during any period from, and including, the date on which the market price of the Shares goes ex dividend or ex right pursuant to the rules of the Relevant Stock Exchange to, and including, the Record Date in respect of any cash dividend, Stock Split, issue of any rights or warrants to subscribe for additional Shares or distribution of other assets to the holders of Shares to which such ex dividend or ex right date relates, then the Cash Amount shall be paid as soon as practicable after such Record Date.

In these Conditions:

"**Effective Date**" shall mean the Stock Acquisition Date or, in the case of Shares issuable or transferable as a result of a Retroactive Adjustment of the Conversion Price, the date on which the Retroactive Adjustment is first reflected in the Conversion Price (disregarding the fact that it becomes effective retroactively at an earlier date); and

"**Market Value**" of each Share shall mean (i) the last selling price (regular way) of a Share as reported by the Relevant Stock Exchange on the Effective Date or, if no sale of Shares is reported on the Relevant Stock Exchange on such day or the Relevant Stock Exchange is not open for trading on such day, the price at which a Share is first traded (regular way) on the Relevant Stock Exchange subsequent to the Effective Date, less an amount equal to brokerage commissions and Japanese consumption tax applicable to sale of such Shares or (ii) (if a different method of determining the market value of each such Share is provided by the Share Handling Regulations of the Company in conformity with applicable Japanese law) an amount determined in accordance with the Share Handling Regulations of the Company then in effect as the price at which such Share shall be purchased by the Company at the request of the holder thereof.

*As at the date of this Offering Circular, one unit of Shares comprises 50 Shares.*

**5.2 Adjustments of the Conversion Price**

Upon the happening of any of the events described below, the Conversion Price shall be adjusted as follows:

5.2.1 *Stock Split and Consolidation of Shares*: if the Company shall (a) make a Stock Split, (b) consolidate its outstanding Shares into a smaller number of shares, or (c) reclassify any of its Shares into other securities of the Company, then the Conversion Price shall be appropriately adjusted so that the holder of any Subordinated Convertible Bond, the Stock Acquisition Date in respect of which occurs after the coming into effect of the adjustment described in this Condition 5.2.1, shall be entitled to receive the number of Shares and/or other securities of the Company which it would have held or have been

entitled to receive after the coming into effect of any of the events described above had the Stock Acquisition Right in respect of such Subordinated Convertible Bond been exercised immediately prior to the coming into effect of such event (or, if the Company has fixed a prior Record Date for the determination of shareholders entitled to receive any such Shares or other securities issued upon any such Stock Split, consolidations or reclassification, immediately prior to such Record Date), but without prejudice to the effect of any other adjustment to the Conversion Price made with effect from the date of the coming into effect of such event (or such Record Date) or any time thereafter. An adjustment made pursuant to this Condition 5.2.1 shall become effective immediately on the relevant event becoming effective or, if a prior Record Date is fixed therefor, immediately after the Record Date; provided that, in the case of a relevant transaction which must, under applicable Japanese law, be approved by a general meeting of shareholders or the Board of Directors of the Company before being legally effective, and which is so approved after the Record Date fixed for the determination of shareholders entitled to receive such Shares or other securities, such adjustment shall, immediately upon such approval being given, become effective retroactively to immediately after such Record Date.

If the Company shall make a Stock Split and the Record Date therefor is also:

(i) the Record Date for the issue of any rights or warrants (including stock acquisition rights) which requires an adjustment of the Conversion Price pursuant to Condition 5.2.2 or 5.2.3, or

(ii) the last date (in the place of issue) of the period during which payment can be made for any securities convertible into or exchangeable for Shares which requires an adjustment of the Conversion Price pursuant to Condition 5.2.5 or 5.2.9, or

(iii) the last date (in the place of issue) of the period during which payment can be made for the issue or transfer of any Shares which requires an adjustment of the Conversion Price pursuant to Condition 5.2.6 or 5.2.9, or

(iv) the date of issue of any rights or warrants which requires an adjustment of the Conversion Price pursuant to Condition 5.2.7 or 5.2.9,

then (except where such Stock Split gives rise to a Retroactive Adjustment of the Conversion Price under this Condition 5.2.1) no adjustment of the Conversion Price in respect of such Stock Split shall be made under this Condition 5.2.1, but in lieu thereof an adjustment shall be made under Condition 5.2.2, 5.2.3, 5.2.5, 5.2.6, 5.2.7 or 5.2.9, as the case may be, by including in item "n" of the formula described therein the aggregate number of additional Shares to be delivered pursuant to such Stock Split;

5.2.2 *Issue to Shareholders of Shares, Rights or Warrants to Acquire Shares*: if the Company shall allot, grant, issue or offer to the holders of Shares, shares (other than Shares) by way of free distribution, or rights or warrants (including stock acquisition rights and preference stock) entitling them to subscribe for, purchase or otherwise acquire Shares:

(i) at a consideration per Share receivable by the Company (determined as provided in Condition 5.2.11) which is fixed on or prior to the Record Date mentioned below and is less than the Current Market Price per Share on such Record Date, or

(ii) at a consideration per Share receivable by the Company (determined as aforesaid) which is fixed after the Record Date mentioned below and is less than the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration,

then the Conversion Price in effect (in a case within (i) above) on the Record Date for the determination of shareholders entitled to receive such shares, rights or warrants or (in a case within (ii) above) on the date in Japan on which the Company fixes the said consideration shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \frac{N + v}{N + n}$$

where:

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

N = the number of Shares outstanding (having regard to Condition 5.2.12) at the close of business in Japan (in a case within (i) above) on such Record Date or (in a case within (ii) above) on the date in Japan on which the Company fixes the said consideration, but excluding the number of Shares, if any, contained in the definition of 'n' immediately below, but only to the extent that such Shares are then issued and outstanding.

n = the number of Shares to be allotted, issued or acquired on exercise of all rights attached to such shares, or of all such rights or warrants at the initial subscription, purchase or acquisition price.

v = the number of Shares which the aggregate consideration receivable by the Company (determined as provided in Condition 5.2.11) would purchase at such Current Market Price per Share specified in (i) above or, as the case may be, (ii) above.

Such adjustment shall become effective (in a case within (i) above) immediately after the Record Date for the determination of shareholders entitled to receive such shares, rights or warrants or (in a case within (ii) above) immediately after the day upon which the Company fixes the said consideration but retroactively to immediately after the Record Date for the said determination.

If, in connection with an allotment, grant, issue or offer to the holders of Shares of shares (other than Shares), rights or warrants (including stock acquisition rights and preference stock) entitling them to subscribe for, purchase or otherwise acquire Shares, any such shares, rights and/or warrants which are not subscribed for, purchased or otherwise acquired by the persons entitled thereto are offered to and/or subscribed for, purchased or otherwise acquired by others (whether as placees or members of the public or pursuant to underwriting arrangements or otherwise), no further adjustment shall be required or made to the Conversion Price by reason of such offer and/or subscription, purchase or acquisition;

5.2.3 *Issue to Shareholders of Rights or Warrants to Acquire Convertible/Exchangeable Securities*: if the Company shall grant, issue or offer to the holders of Shares rights or warrants (including stock acquisition rights and preference stock) entitling them to subscribe for, purchase or otherwise acquire any securities convertible into or exchangeable for Shares (including bonds with stock acquisition rights):

(i) at a consideration per Share receivable by the Company (determined as provided in Condition 5.2.11) which is fixed on or prior to the Record Date mentioned below and is less than the Current Market Price per Share on such Record Date, or

(ii) at a consideration per Share receivable by the Company (determined as aforesaid) which is fixed after the Record Date mentioned below and is less than the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration,

then the Conversion Price in effect (in a case within (i) above) on the Record Date for the determination of shareholders entitled to receive such rights or warrants or (in a case within (ii) above) on the date in Japan on which the Company fixes the said consideration shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \frac{N + v}{N + n}$$

where:

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

N = the number of Shares outstanding (having regard to Condition 5.2.12) at the close of business in Japan (in a case within (i) above) on such Record Date or (in a case within (ii) above) on the date in Japan on which the Company fixes the said consideration.

n = the number of Shares to be acquired upon conversion or exchange of all such convertible or exchangeable securities at the initial conversion or exchange price or rate following exercise of such rights or warrants at the initial subscription, purchase or acquisition price.

v = the number of Shares which the aggregate consideration receivable by the Company (determined as provided in Condition 5.2.11) would purchase at such Current Market Price per Share specified in (i) above or, as the case may be, (ii) above.

Such adjustment shall become effective (in a case within (i) above) immediately after the Record Date for the determination of shareholders entitled to receive such rights or warrants or (in a case within (ii) above) immediately after the day upon which the Company fixes the said consideration but retroactively to immediately after the Record Date for the said determination.

If, in connection with a grant, issue or offer to the holders of Shares of rights or warrants including stock acquisition rights entitling them to subscribe for, purchase or otherwise acquire securities convertible into or exchangeable for Shares (including bonds with stock acquisition rights), any such securities convertible into or exchangeable for Shares (including bonds with stock acquisition rights) which are not subscribed for, purchased or otherwise acquired by the persons entitled thereto are offered to and/or subscribed for, purchased or otherwise acquired by others (whether as placees or members of the public or pursuant to underwriting arrangements or otherwise), no further adjustment shall be required or made to the Conversion Price by reason of such offer and/or subscription, purchase or acquisition;

5.2.4 *Distribution to Shareholders of Assets (including Extraordinary Dividends)*: If the Company shall distribute to the holders of Shares (i) evidences of its indebtedness (such as bonds), (ii) shares of capital stock of the Company (other than Shares), (iii) cash or assets (excluding cash dividends or cash distributions other than Extraordinary Dividends (as defined below)) of the Company, or (iv) rights or warrants (including stock acquisition rights) to subscribe for, purchase or otherwise acquire shares (other than Shares) or securities of the Company (other than those rights and warrants referred to in Conditions 5.2.2 and 5.2.3), then the Conversion Price in effect on the Record Date for the determination of shareholders entitled to receive such distribution shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \frac{CMP - fmv}{CMP}$$

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

CMP = the Current Market Price per Share on the Record Date for the determination of shareholders entitled to receive such distribution.

fmv = (i) in cases other than an Extraordinary Dividend, the fair market value (a) as determined by the Company in consultation with an Independent Financial Adviser (whose advice the Company will take fully into account), or (b) if cash is payable under Paragraph 4 of Article 454 and/or Article 456 of the Company Law, as determined pursuant to Paragraph 2 of Article 455 and/or Article 456 of the Company Law, or (c) if pursuant to applicable Japanese law such determination is to be made by application to a court of competent jurisdiction, as determined by such court or by an appraiser appointed by such court, and in the case of (b) and (c) above, described in a certificate of the Company signed by a Representative Director and delivered to the Trustee) of the portion of the evidences of indebtedness, shares, cash, assets, rights or warrants so distributed applicable to one Share or, (ii) in the case of an Extraordinary Dividend, the amount of such Extraordinary Dividend divided by the Relevant Number of Shares used in the calculation thereof.

Such adjustment shall become effective immediately after the Record Date for the determination of shareholders entitled to receive such distribution or (in the case of an Extraordinary Dividend) the relevant dividend, provided, however, that (a) if such distribution or dividend must, under applicable Japanese law, be approved by a general meeting of shareholders or the Board of Directors of the Company before being legally made, and if such distribution or dividend is so approved after the Record Date fixed for the determination of shareholders entitled to receive such distribution or dividend (as the case may be), such adjustment shall, immediately upon such approval being given, become effective retroactively to immediately after such Record Date and (b) if the fair market value of the evidences of indebtedness, shares, cash or assets, rights or warrants so distributed cannot be determined until after the Record Date fixed for the determination of shareholders entitled to receive such distribution, such adjustment shall, immediately upon such fair market value being determined, become effective retroactively to immediately after such Record Date.

**"Extraordinary Dividend"** means, in relation to an Annual Fiscal Period ending on or after the last day of the Annual Fiscal Period in which the Closing Date falls, the part of any dividend (such dividend being the historical dividend without making any retroactive adjustment resulting from Stock Splits or otherwise) in respect of any number of Shares amounting to the Relevant Number of Shares, the Record Date for which falls within such Annual Fiscal Period which, when aggregated with the amount of all other dividends the Record Date for which falls within such Annual Fiscal Period in respect of such number of Shares amounting to the Relevant Number of Shares, is in excess of the sum of (i) the amount obtained by multiplying the Base Dividend by the relevant percentage set out below and (ii) the amount, if any, previously determined to be an Extraordinary Dividend in respect of that Annual Fiscal Period:

| Annual Fiscal Period ending on 31 March, | Percentage |
|---|---|
| 2008 | 120 |
| 2009 | 144 |
| 2010 | 173 |

**"Base Dividend"** means ¥101,720.

*The Base Dividend is the amount obtained by multiplying the Relevant Number of Shares (calculated at the Initial Conversion Price) by ¥40.*

**"Relevant Number of Shares"** means, such number of Shares (disregarding fractions of a Share) as Bondholders would be entitled to receive in respect of each Subordinated Convertible Bond deposited (were it to be so deposited) for exercise of the Stock Acquisition Right incorporated therein at the Conversion Price in effect at the Record Date in respect of the relevant dividend.

5.2.5 *Issue to Non-shareholders of Convertible/Exchangeable Securities*: if the Company shall issue any securities convertible into or exchangeable for Shares, including bonds

with stock acquisition rights and preference stock (other than the Subordinated Convertible Bonds or in any of the circumstances described in Conditions 5.2.2 and 5.2.3), and the consideration per Share receivable by the Company (determined as provided in Condition 5.2.11) shall be less than the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration (or, if the issue of such convertible or exchangeable securities is subject to approval by a general meeting of shareholders, on the date in Japan on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting), then the Conversion Price in effect on the last day of the period during which payment can be made for the issue of such convertible or exchangeable securities shall, subject to Condition 5.2.9, be adjusted in accordance with the following formula:

$$NCP = OCP \times \frac{N + v}{N + n}$$

where:

| | | |
|---|---|---|
| NCP | = | the Conversion Price after such adjustment. |
| OCP | = | the Conversion Price before such adjustment. |
| N | = | the number of Shares outstanding (having regard to Condition 5.2.12) at the close of business in Japan on the last day of the period during which payment can be made for such convertible or exchangeable securities. |
| n | = | the number of Shares to be acquired upon conversion or exchange of all such convertible or exchangeable securities at the initial conversion or exchange price or rate. |
| v | = | the number of Shares which the aggregate consideration receivable by the Company (determined as provided in Condition 5.2.11) would purchase at such Current Market Price per Share. |

Such adjustment shall become effective immediately after the calendar day in Japan corresponding to the last day (in the place of issue) of the period during which payment can be made for such convertible or exchangeable securities;

5.2.6 *Issue to Non-shareholders of Shares*: if the Company shall issue or transfer any Shares (other than Shares issued or transferred (i) on conversion or exchange of any convertible or exchangeable securities (including the Subordinated Convertible Bonds) issued by the Company, (ii) on the exercise of any rights or warrants (including stock acquisition rights) allotted, granted, issued or offered by the Company, (iii) to the extent permitted by the Articles of Incorporation of the Company, to any holder of Shares constituting less than one unit for the purpose of making such holder's holding, when added to the Shares held by such holder, constitute a full one unit, (iv) in any of the circumstances described in Conditions 5.2.1, 5.2.2 and 5.2.3, (v) to shareholders of any corporation which merges into the Company upon such merger or which becomes a wholly-owned subsidiary of the Company by a share exchange (*kabushiki-kokan*), in proportion to their shareholding in such corporation immediately prior to such merger or such exchange or (vi) to any corporation or to shareholders of any corporation which transfers its business to the Company following the split of such corporation's business (*kyushu bunkatsu*)) and the consideration per Share receivable by the Company (determined as provided in Condition 5.2.11) shall be less than the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration (or, if the issue or transfer of such Shares is subject to approval by a general meeting of shareholders, on the date in Japan on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting), then the Conversion Price in effect on the last day of the period during which payment can be made in respect of the issue or transfer of such Shares shall, subject to Condition 5.2.9, be adjusted in accordance with the following formula:

$$NCP = OCP \times \frac{N + v}{N + n}$$

where:

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

N = the number of Shares outstanding (having regard to Condition 5.2.12) at the close of business in Japan on the last day of the period during which payment can be made in respect of the issue or transfer of such Shares, but excluding the number of Shares, if any, contained in the definition of "n" immediately below, but only to the extent that such Shares are then issued and outstanding.

n = the number of Shares being issued or transferred as aforesaid.

v = the number of Shares which the aggregate consideration receivable by the Company (determined as provided in Condition 5.2.11) would purchase at such Current Market Price per Share.

Such adjustment shall become effective immediately after the calendar day in Japan corresponding to the last day (in the place of issue) of the period during which payment may be made in respect of the issue or transfer of such Shares;

5.2.7 *Issue to Non-shareholders of Rights or Warrants to Acquire Shares or Convertible/ Exchangeable Securities*: if the Company shall issue any rights or warrants (including stock acquisition rights and preference stock) to subscribe for, purchase or otherwise acquire Shares or securities convertible into or exchangeable for Shares (other than the Stock Acquisition Rights or in any of the circumstances described in Conditions 5.2.2, 5.2.3, 5.2.4, 5.2.5 and 5.2.8) and the consideration per Share receivable by the Company (determined as provided in Condition 5.2.11) shall be less than the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration (or, if the issue of such rights or warrants is subject to approval by a general meeting of shareholders, on the date in Japan on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting), then the Conversion Price in effect on the date of the issue of such rights or warrants shall, subject to Condition 5.2.9, be adjusted in accordance with the following formula:

$$NCP = OCP \times \frac{N + v}{N + n}$$

where:

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

N = the number of Shares outstanding (having regard to Condition 5.2.12) at the close of business in Japan on the date of the issue of such rights or warrants.

n = the number of Shares to be acquired on exercise of such rights or warrants at the initial subscription, purchase or acquisition price, or upon conversion or exchange of such convertible or exchangeable securities at the initial conversion or exchange price or rate following exercise of such rights or warrants.

v = the number of Shares which the aggregate consideration receivable by the Company (determined as provided in Condition 5.2.11) would purchase at such Current Market Price per Share.

Such adjustment shall become effective immediately after the calendar day in Japan corresponding to the calendar day (in the place of issue) of the issue of such rights or warrants;

5.2.8 *Stock Acquisition Rights to Directors, Corporate Auditors or Executive Officers*: if the Company shall issue stock acquisition rights to directors, corporate auditors or executive officers of the Company or its Subsidiaries with an exercise price per Share less than the average of the Closing Price per Share in the immediately preceding month or the Closing Price per Share on the date in Japan on which the stock acquisition rights are issued, whichever is higher, then the Conversion Price in effect on the date of the issue of such stock acquisition rights shall, subject to Condition 5.2.9, be adjusted in accordance with the following formula:

$$NCP = OCP \times \frac{N + v}{N + n}$$

where:

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

N = the number of Shares outstanding (having regard to Condition 5.2.12) at the close of business in Japan on the date of issue of such stock acquisition rights.

n = the number of Shares to be acquired on exercise of such stock acquisition rights at the initial exercise price.

v = the number of Shares which the aggregate consideration receivable by the Company (determined as provided in Condition 5.2.11) would purchase at the average of the Closing Price per Share in the immediately preceding month or the Closing Price per Share on the date in Japan on which the stock acquisition rights are issued, whichever is higher.

Such adjustment shall become effective immediately after the calendar day in Japan of the issue of such rights;

5.2.9 *Combined Adjustment*: if the Company shall issue or transfer (as the case may be) securities of a type falling within Condition 5.2.5, 5.2.6, 5.2.7 or 5.2.8 which otherwise require an adjustment to the Conversion Price pursuant thereto and the date of issue or transfer of such securities or, if applicable, the last day of the period during which payment can be made in respect thereof (in each case, the "**relevant date**") is also the relevant date in respect of securities of another type or types (including a different tranche or issue of a same type) falling within Conditions 5.2.5, 5.2.6, 5.2.7 and/or 5.2.8 which otherwise require an adjustment to the Conversion Price pursuant thereto (all such securities being hereafter referred to as "**Relevant Securities**"), then any adjustment of the Conversion Price shall not be made separately under each such Condition but in one calculation in accordance with the following formula:

$$NCP = OCP \times \frac{N + v1 + v2 + v3 + v4}{N + n1 + n2 + n3 + n4}$$

where:

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

N = the number of Shares outstanding (having regard to Condition 5.2.12) at the close of business in Japan on the relevant date but excluding the number of Shares contained in the definition of "n2" below.

n1 = the number of Shares to be acquired upon conversion or exchange of any convertible or exchangeable securities (included within the Relevant Securities) at the initial conversion or exchange price or rate.

n2 = the number of any Shares (included within the Relevant Securities) being issued or transferred.

n3 = the number of Shares to be acquired on exercise of any rights or warrants (included within the Relevant Securities) at the initial subscription, purchase or acquisition price, or upon conversion or exchange of any convertible or exchangeable securities at the initial conversion or exchange price or rate following exercise of such rights or warrants.

n4 = the number of Shares to be acquired upon exercise of any stock acquisition rights (included within the Relevant Securities) at the initial exercise price.

v1 = the number of Shares which the aggregate consideration receivable by the Company for such convertible or exchangeable securities (determined as provided in Condition 5.2.11) would purchase at the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration (or, if the issue of such convertible or exchangeable securities is subject to approval by a general meeting of shareholders, on the date in Japan on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting).

v2 = the number of Shares which the aggregate consideration receivable by the Company for the issue or transfer of such Shares (determined as provided in Condition 5.2.11) would purchase at the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration (or, if the issue or transfer of such Shares is subject to approval by a general meeting of shareholders, on the date in Japan on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting).

v3 = the number of Shares which the aggregate consideration receivable by the Company for the issue or transfer of the total number of Shares to be acquired on exercise of such rights or warrants and (if applicable) upon conversion or exchange of such convertible or exchangeable securities (determined as provided in Condition 5.2.11) would purchase at the Current Market Price per Share on the date in Japan on which the Company fixes the said consideration (or, if the issue of such rights or warrants is subject to approval by a general meeting of shareholders, on the date in Japan on which the Board of Directors of the Company fixes the consideration to be recommended at such meeting).

v4 = the number of Shares which the aggregate consideration receivable by the Company for such stock acquisition rights (determined as provided in Condition 5.2.11) would purchase at the average of the Closing Price per Share in the immediately preceding month or the Closing Price on the date in Japan on which the relevant stock acquisition rights are issued, whichever is higher.

Any such adjustment shall become effective immediately after the calendar day in Japan corresponding to the calendar day at the relevant place of issue which is the relevant date.

5.2.10 *Current Market Price per Share*: for the purpose of these Conditions:

"**Closing Price**" of the Shares or the shares of common stock of the New Obligor (as the case may be) for a Trading Day shall be the last reported selling price (regular way) of Shares or the shares of common stock of the New Obligor (as the case may be) on the Relevant Stock Exchange on such Trading Day or, if the Shares or the shares of common stock of the New Obligor (as the case may be) are not listed or admitted to trading on the Relevant Stock Exchange, the average of the closing bid and offered prices of Shares or the shares of common stock of the New Obligor (as the case may be) for such Trading Day as furnished by any member firm of the Relevant Stock Exchange selected from time to time by the Company and approved in writing by the Trustee for such purpose; and

"**Current Market Price per Share**" on any date shall be deemed to be the average of the daily Closing Prices of the Shares for the 30 consecutive Trading Days commencing 45 Trading Days before such date. If during the said 45 Trading Day period or any period thereafter up to but excluding the date as of which the adjustment of the Conversion Price in question shall be effected, any event (other than the event which requires the adjustment in question) shall occur which gives rise to a separate adjustment (excluding a Retroactive Adjustment to take effect on or after such date) to the Conversion Price under the provisions of this Condition 5.2, the Current Market Price per Share as determined above shall be adjusted in such manner and to such extent as the Company in consultation with an Independent Financial Adviser (whose advice the Company will take fully into account) shall deem to be appropriate and fair in order to compensate for the effect of such event;

5.2.11 *Consideration per Share*: for the purposes of any calculation of the consideration per Share receivable pursuant to Conditions 5.2.2, 5.2.3, 5.2.5, 5.2.6, 5.2.7, 5.2.8 and 5.2.9 above, the following provisions shall be applicable:

(i) in the case of the issue or transfer of Shares for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions or any expenses paid or incurred by or on behalf of the Company for any underwriting of the issue or transfer or otherwise in connection therewith;

(ii) in the case of the issue or transfer of Shares for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Company in consultation with an Independent Financial Adviser or, if pursuant to applicable Japanese law such determination is to be made by application to a court of competent jurisdiction, as determined by such court or an appraiser appointed by such court, irrespective of the accounting treatment thereof. Such determination shall be final and binding on the Company, the Trustee and the Bondholders;

(iii) (a) in the case of the issue by the Company of securities convertible into or exchangeable for Shares, including bonds with stock acquisition rights and preference stock, the aggregate consideration receivable by the Company shall be deemed to be the consideration for any such securities plus the additional consideration (if any) to be received by the Company upon (and assuming) the conversion or exchange of such securities at the initial conversion or exchange price or rate, and (b) in the case of the issue of rights or warrants, including stock acquisition rights, to subscribe for, purchase or otherwise acquire securities convertible into or exchangeable for Shares, the aggregate consideration receivable by the Company shall be the consideration (if any) received by the Company for any such rights or warrants plus the additional consideration to be received by the Company upon (and assuming) the exercise thereof at the initial subscription, purchase or acquisition price and (if applicable) upon the following conversion or exchange of such securities at the initial conversion or exchange price or rate. The consideration per Share receivable by the Company shall be such aggregate consideration divided by the number of Shares to be acquired upon (and assuming) such conversion or exchange at the initial conversion or exchange price or rate (if applicable) following the exercise of such rights or warrants at the initial subscription, purchase or acquisition price (the consideration in each case to be determined in the same manner as provided in sub–paragraphs (i) and (ii) above);

(iv) in the case of the issue of rights or warrants (including stock acquisition rights and preference stock) to subscribe for, purchase or otherwise acquire Shares, the aggregate consideration receivable by the Company shall be deemed to be the consideration (if any) received by the Company for any such rights or warrants plus the additional consideration to be received by the Company upon (and assuming) the exercise of such rights or warrants at the initial subscription, purchase or acquisition price (the consideration in each case to be determined in the same manner as provided in sub–paragraphs (i) and

(ii) above, provided, however, that in the case of the issue of stock acquisition rights as remuneration to directors, corporate auditors or executive officers of the Company in circumstances where payment of any part of the consideration for the issue of the stock acquisition rights is deemed to be made by way of set-off between the payment obligation of the director, corporate auditor or executive officer in respect of such consideration and the payment obligation of the Company of an amount granted to such director, corporate auditor or executive officer as remuneration, the amount of such remuneration as has been set-off shall not be deemed to form part of the consideration received by the Company), and the consideration per Share receivable by the Company shall be such aggregate consideration divided by the number of Shares to be acquired upon (and assuming) such exercise at the initial subscription, purchase or acquisition price; and

(v) if any consideration referred to in the foregoing provisions of this Condition 5.2.11 is receivable in a currency other than yen, such consideration shall, in any case where there is a fixed rate of exchange between yen and the relevant currency provided for the purposes of the issue of such Shares or the conversion or exchange of such securities or the exercise of such rights or warrants, be translated into yen for the purposes of this Condition 5.2.11 at such fixed rate of exchange and shall, in all other cases, be so translated at the mean of the exchange rate quotations (being quotations for the cross rate through U.S. dollars if no direct rate is quoted) by a leading bank in Japan for buying and selling spot units of the relevant currency by telegraphic transfer against yen on the date as at which such consideration is required to be calculated;

5.2.12 *Meaning of "outstanding"*: if, at the time of computing an adjustment (the "**later adjustment**") of the Conversion Price pursuant to any of Condition 5.2.2 to Condition 5.2.9 above (inclusive), the Conversion Price already incorporates an adjustment made (or taken into account pursuant to the proviso to Condition 5.6) to reflect the issue or transfer of such Shares, the issue of rights or warrants (including stock acquisition rights or preference stock) to subscribe for, purchase or otherwise acquire such Shares or other securities convertible into or exchangeable for such Shares, but such Shares are not outstanding at the time relevant for ascertaining the number of outstanding Shares for the purposes of computing the later adjustment, such Shares shall be deemed to be outstanding for the purposes of making such computation to the extent that the number of the Shares so deemed to be outstanding exceeds the actual number of Shares in issue as a result thereof at the time of making such computation. For the purposes of determining the number of Shares outstanding in Conditions 5.2.2, 5.2.3, 5.2.5, 5.2.6, 5.2.7, 5.2.8 and 5.2.9, the Shares held by the Company as treasury stock on the relevant date shall be deemed not to be outstanding;

5.2.13 *Meaning of Fixed*: any reference in this Condition 5.2 to the date on which the consideration is "fixed" shall be construed as a reference to the first day on which such consideration in a cash amount can be ascertained, where the consideration is originally expressed by reference to a formula and not then ascertainable in a cash amount;

5.2.14 *Other Events*: if the Company determines at its sole discretion that a downward adjustment should be made to the Conversion Price as a result of one or more events or circumstances not otherwise referred to in this Condition 5.2, the Company shall at its own expense request an Independent Financial Adviser to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and, if the adjustment would result in a reduction in the Conversion Price, the date on which such adjustment should take effect and upon such determination, such downward adjustment (if any) shall be made and shall take effect in accordance with such determination; and

5.2.15 *Modification to Operation of Adjustment Provisions*: notwithstanding the foregoing, where the circumstances giving rise to any adjustment pursuant to this Condition 5.2 have already resulted or will result in an adjustment to the Conversion Price or where the

circumstances giving rise to any adjustment arise by virtue of other circumstances which have already given rise or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this Condition 5.2 as may be advised by an Independent Financial Adviser to be in its opinion appropriate to give the intended result.

**5.3 Retroactive Adjustments**

If the Stock Acquisition Date in relation to a Stock Acquisition Right shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions of Condition 5.2 and the relevant Stock Acquisition Date falls on a date before the relevant adjustment becomes effective under Condition 5.2 (such adjustment, a "**Retroactive Adjustment**"), the Company shall procure that the provisions of Condition 5.9.5 shall be applied, *mutatis mutandis*, to such number of Shares ("**Additional Shares**") as is equal to the excess of the number of Shares which would have been acquired upon exercise of such Stock Acquisition Right if the relevant Retroactive Adjustment had been given effect as of the said Stock Acquisition Date over the number of Shares previously acquired pursuant to such exercise, and in such event and in respect of such Additional Shares, references in Condition 5.9.5 to the Stock Acquisition Date shall be deemed to refer to the date upon which such Retroactive Adjustment is first reflected in the Conversion Price.

**5.4 Limitation on Reduction of Conversion Price**

Notwithstanding the provisions of Condition 5, (i) no adjustment to the Conversion Price will be made in respect of the exercise of rights, warrants and options granted by the Company on or before February 13, 2008, and (ii) the Conversion Price will not be reduced as a result of any such adjustment if insofar as, under applicable law then in effect, the Stock Acquisition Rights may not be permitted to be exercised at such lower Conversion Price into legally issued, fully paid and non-assessable Shares.

**5.5 Employee Share Schemes**

No adjustment will be made to the Conversion Price where Shares, other shares, options, warrants or other rights to subscribe for or purchase or acquire Shares and securities convertible into or exchangeable for Shares are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees (except, and to the extent, where such employees are also directors, corporate auditors or executive officers of the Company or any Subsidiary) of the Company or any of its Subsidiaries, pursuant to any employees' share or option scheme.

**5.6 Minimum Adjustments**

No adjustment of the Conversion Price shall be required unless such adjustment would result in an increase or decrease in such Conversion Price of at least ¥1 provided that any adjustment which by reason of this Condition 5.5 is not required to be made shall be carried forward and taken into account (as if such adjustment were made at the time when it would be made but for the provisions of this Condition 5.6) in any subsequent adjustment.

**5.7 Calculations**

All calculations (including, without limitation, calculations of the Conversion Price, Average Closing Price and the Current Market Price per Share) shall be made to the nearest one-tenth of a yen with five one-hundredths or more of a yen to be considered a full tenth.

**5.8 Notification of Adjustments**

Whenever the Conversion Price is adjusted as herein provided, the Company shall promptly notify the Trustee, the Principal Agent, the other Agents and the Custodian's Agent in writing setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the effective date thereof, and shall promptly give notice to the Bondholders in accordance with Condition 19 stating that the Conversion Price has been adjusted and setting forth the Conversion Price in effect prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

**5.9 Procedure for Conversion**

5.9.1 *Conversion Notice*: To exercise a Stock Acquisition Right, the exercising Bondholder shall complete, sign and deposit at the specified office of an Agent at its own expense during normal business hours of the Agent with which the deposit is being made a Conversion Notice, in the form obtainable from any Agent, together with the Bond certificate evidencing the relevant Subordinated Convertible Bond. No Stock Acquisition Right may be exercised in part only.

5.9.2 *Custodian and Custodian's Agent*: The initial Custodian and its initial specified office are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Custodian and to appoint another Custodian; provided that there shall always be a Custodian, being a non–resident of Japan and having a specified office outside Japan. Notice of any such termination or appointment and of any changes in the specified office of the Custodian will be given to the Bondholders in accordance with Condition 19. The Custodian has, pursuant to the Agency Agreement, initially appointed Nomura Trust and Banking Co., Ltd. as the Custodian's Agent at its initial specified office set out at the end of these Conditions and may, with the prior written approval of the Trustee, alter such appointment at any time. The Company shall give notice to the Bondholders in accordance with Condition 19 of any change in the Custodian's Agent and/or its specified office. The Custodian shall have no liability to Bondholders for any loss suffered by them as a result of any failure on the part of the Custodian's Agent to perform its functions pursuant to these Conditions and the Agency Agreement nor any obligation to perform those functions should the Custodian's Agent not do so.

The Custodian shall not be liable for monitoring or supervising the performance by the Custodian's Agent of such functions. The Contracts (Rights of Third Parties Act) 1999 applies to this Condition 5.9.2 for the benefit of the Custodian.

5.9.3 *Conditions Precedent*: As conditions precedent to the exercise of the Stock Acquisition Right, the Bondholder must pay to the relevant Agent (or make arrangements satisfactory to such Agent for the payment of) all stamp, issue, registration or other similar taxes and duties (if any), together with any incidental expenses in connection therewith, arising on such exercise in the country in which the Stock Acquisition Right is to be exercised or payable in any jurisdiction consequent upon the issue or delivery of Shares to or to the order of a person other than the exercising Bondholder together with an amount sufficient to pay the expenses of delivery pursuant to Condition 5.8.5 (ii). The Bondholder (and, if applicable, the person other than the Bondholder to whom the Shares are to be issued or transferred) must provide the Agent with details of the relevant tax authorities to which the Agent must pay moneys received. The relevant Agent is under no obligation to determine whether a Bondholder is liable to pay stamp, issue, registration or similar taxes and duties or the amounts payable (if any).

Except as aforesaid, the Company will pay the expenses arising on the acquisition of Shares upon exercise of the Stock Acquisition Rights and all charges of the Agents, the Custodian and the Custodian's Agent in connection therewith.

5.9.4 *Deposit Date and Stock Acquisition Date*: The date on which the Bond certificate evidencing any Subordinated Convertible Bond and the Conversion Notice relating thereto are deposited with an Agent, or on which all conditions precedent to the exercise of the relevant Stock Acquisition Right are fulfilled, whichever shall be later, is hereinafter referred to as the "**Deposit Date**" applicable to such Subordinated Convertible Bond. The request for exercise of the Stock Acquisition Right shall be deemed to have been made, and accordingly the exercise of the Stock Acquisition Right and the delivery of the Bond certificate will become effective, at 23:59 hours (London time) on the Deposit Date applicable to the relevant Subordinated Convertible Bond (and the next calendar day, being the calendar day in Japan on which such time in London falls, is herein referred to as the "**Stock Acquisition Date**" applicable to such Subordinated Convertible Bond). A Conversion Notice once deposited shall not be withdrawn without the consent in writing of the Company.

*At any time when the relevant Subordinated Convertible Bond(s) is/are evidenced by a Global Bond Certificate, the exercising Bondholder must deposit the Conversion Notice in the manner aforesaid with any Agent, together with an authority to Euroclear to block and debit, or to procure Clearstream, Luxembourg to debit, the Bondholder's account pro tanto. With effect from the relevant Stock Acquisition Date, Euroclear or Clearstream, Luxembourg, as the case may be, shall block and debit the Bondholder's account with the number of the Subordinated Convertible Bond(s) the Stock Acquisition Right(s) incorporated in which has/have been exercised and the number of Subordinated Convertible Bonds represented by the Global Bond Certificate shall be reduced accordingly.*

5.9.5 *Delivery of Shares*: The Company shall procure that the relevant Agent shall, with effect as of the Stock Acquisition Date, endorse the Conversion Notice on behalf of the Custodian. With effect from the Stock Acquisition Date, the Company shall deem the Custodian or its nominee to have become the holder of record of the number of Shares to be acquired upon such exercise of the Stock Acquisition Right (disregarding any Non Unit Shares and disregarding any Retroactive Adjustment of the Conversion Price prior to the time when such Retroactive Adjustment is first reflected in the Conversion Price).

Thereafter, the Company shall, subject to any applicable limitations then imposed by Japanese law or the Articles of Incorporation of the Company, as soon as practicable, issue and deliver to the Custodian's Agent a certificate or certificates for the relevant Shares registered in the name of the Custodian or its nominee, together with any other securities, property or cash (including any Cash Amount payable) required to be delivered upon such exercise of the Stock Acquisition Rights and the Custodian's Agent shall, according to the request made in the relevant Conversion Notice, either:

(i) as soon as practicable, and in any event within 14 days after the Stock Acquisition Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), deliver or cause to be delivered to the order of the person named for that purpose in the relevant Conversion Notice at the specified office in Japan for the time being of the Custodian's Agent such certificate or certificates for the relevant Shares, together with any such other securities, property or cash (including any Cash Amount) required to be delivered on exercise and such assignments and other documents (if any) as may be required by law to effect the transfer thereof; or

(ii) as soon as practicable, and in any event within 21 days after the Stock Acquisition Date (unless the Company fails to make delivery thereof to the Custodian's Agent as aforesaid), dispatch or cause to be dispatched to the order of the person named for that purpose in the relevant Conversion Notice and at the place in Japan (not being the specified office in Japan for the time being of the Custodian's Agent) and in the manner specified in such Conversion Notice (the expense and risk of dispatch at any such place being that of the exercising Bondholder), such certificate or certificates for the relevant Shares, together with any such other securities, property or cash (including any Cash Amount) required to be delivered on exercise and dispatch or cause to be dispatched to the order of the person named for that purpose in the relevant Conversion Notice and at the place in Japan and in the manner specified in such Conversion Notice, such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

5.9.6 *Clearing Law*: If certain provisions of the Law Concerning Central Clearing of Bonds, Shares Certificates and Other Securities of Japan (Law No. 75 of 2001, as amended) (the "**Clearing Law**") come into force, the Company will not be permitted to deliver certificates for Shares issued upon exercise of the Stock Acquisition Rights or upon a Retroactive Adjustment of the Conversion Price; and on such provisions of the Clearing Law coming into force, the Shares to be issued upon exercise of the Stock Acquisition Rights or upon any Retroactive Adjustment will, in place of delivery of certificates for Shares, be delivered to exercising Bondholders under the book–entry transfer system established under the Clearing Law. Transfer of title to Shares under the book–entry

transfer system pursuant to the Clearing Law shall be deemed to constitute delivery of certificates for such Shares for the purposes of these Conditions and the Trust Deed.

5.9.7 *Amount of Stated Capital and Matters Relating to Capital Surplus*: With effect as of the Stock Acquisition Date, one-half of the "maximum capital and other increase amount", as calculated pursuant to Article 40 of the Rules of Account Settlement of Corporations (Ordinance of Ministry of Justice No. 13 of 2006, as amended) in respect of such exercise (with any fraction of less than one yen being rounded up) shall be accounted for as stated capital, and the rest of such amount shall be accounted for as capital surplus.

## 6 Certain Corporate Events

### 6.1 Corporate Events

In the case of a proposal for

(i) any Merger Event; or

(ii) any Asset Transfer Event; or

(iii) any Corporate Split Event; or

(iv) any Holding Company Event; or

(v) the passing of a resolution at a general meeting of shareholders of the Company (or where such a resolution is not required, at a meeting of the Board of Directors of the Company) for any other corporate reorganization procedure then provided for under Japanese law (such other reorganization and any Merger Event, any Asset Transfer Event, any Corporate Split Event and any Holding Company Event being together referred to in these Conditions as a "**Corporate Event**") pursuant to which the obligations under the Subordinated Convertible Bonds and/or the Stock Acquisition Rights are proposed to be transferred to or assumed by another person (such other person and any Merged Company, any Asset Transferee, any Corporate Split Counterparty and any Holding Company being together referred to as a "**New Obligor**"),

the following provisions of this Condition 6 shall apply.

### 6.2 Notice of Proposal

The Company shall give notice to the Trustee in writing and to the Bondholders in accordance with Condition 19 of a proposed Corporate Event at the same time as it gives notice to the holders of Shares (or, if no such notice is required, promptly after the first public announcement of such proposed Corporate Event) and, as soon as practicable thereafter, of its proposals in relation to the Subordinated Convertible Bonds (including the Stock Acquisition Rights). Such notice shall specify the anticipated Corporate Event Effective Date. If these proposals and/or that date have not been determined, the notice shall state that fact.

### 6.3 Notice of Passing of Resolution

Upon the occurrence of a Corporate Event, the Company shall forthwith give a further notice to the Trustee in writing and to the Bondholders of that fact, the Company's proposals in relation to the Subordinated Convertible Bonds (including the Stock Acquisition Rights) and the anticipated effective date of the transaction, and, if such anticipated effective date is changed or fixed, a further notice to such effect shall be given in the same manner. The effective date of the transaction contemplated by the relevant Corporate Event is referred to herein as its "**Corporate Event Effective Date**".

### 6.4 Transfer of Obligations Following a Corporate Event

6.4.1 *Transfer*: If a Corporate Event occurs and, on or prior to the Confirmation Date, the Company delivers to the Trustee a certificate signed by a Representative Director stating that:

(i) it is legally possible under the then applicable laws (taking into account the then official or judicial interpretation or application of such laws) to effect

substitution of the New Obligor for the Company and the grant of the New Stock Acquisition Rights in such a manner as set out in Conditions 6.5 and 12.2;

(ii) a practical structure for such substitution and grant has been or can be established; and

(iii) such substitution and grant can be consummated without the Company or the New Obligor incurring costs or expenses (including taxes) which are in the opinion of the Company unreasonable in the context of the entire transaction,

then the Company shall cause the New Obligor to be substituted as the principal obligor under the Subordinated Convertible Bonds and the Trust Deed pursuant to Condition 12.2 and the Trust Deed and for the grant of the New Stock Acquisition Rights in relation to the Subordinated Convertible Bonds in place of the Stock Acquisition Rights in the manner described in Condition 6.5. Such substitution and grant shall take effect on the relevant Corporate Event Effective Date, or, in the case of a Holding Company Event or a Corporate Split Event where the Holding Company or the Corporate Split Counterparty (as the case may be) is established on or immediately after the relevant Corporate Event Effective Date, as soon as practicable on or after, but in no event no later than 14 days after, the relevant Corporate Event Effective Date.

6.4.2 *Listing*: In connection with the substitution and grant described in Condition 6.4.1, the Company shall also ensure that the shares of common stock of the New Obligor will be listed on any stock exchange in Japan or be quoted or dealt in on any securities market in Japan (such listing, quotation and dealing being hereinafter collectively referred to as "**Listing**") on the relevant Corporate Event Effective Date.

6.4.3 *Condition*: The obligations of the Company pursuant to this Condition 6.4 shall not apply if the Company does not deliver (for whatever reason) a certificate to the Trustee pursuant to Condition 6.4.1, in which event Condition 7.2 shall apply.

### 6.5 New Stock Acquisition Rights

At the time of the substitution of (or assumption by) the New Obligor as principal debtor under Condition 12.2 and the Trust Deed, New Stock Acquisition Rights will be granted, in place of the Stock Acquisition Rights, to the Bondholders by the New Obligor, in accordance with the following terms:

6.5.1 *Number of the New Stock Acquisition Rights to be Granted*: The number of New Stock Acquisition Rights to be granted will be equal to the number of the Stock Acquisition Rights incorporated in the Subordinated Convertible Bonds outstanding immediately prior to the relevant Corporate Event Effective Date;

6.5.2 *Class of Shares to be Issued or Transferred upon Exercise of the New Stock Acquisition Rights*: Upon exercise of the New Stock Acquisition Rights, shares of common stock of the New Obligor shall be issued or transferred;

6.5.3 *Number of Shares to be Issued or Transferred upon Exercise of the New Stock Acquisition Rights*: The number of shares of the New Obligor to be issued or transferred upon exercise of the New Stock Acquisition Rights shall be determined by reference to these Conditions taking into account the terms of the transaction contemplated under the relevant Corporate Event, and

(i) in the case of a Merger Event or a Holding Company Event, the conversion price for the New Stock Acquisition Rights shall be such that the holder of a New Stock Acquisition Right would upon its exercise immediately after the Corporate Event Effective Date receive the number of shares of common stock of the New Obligor (the "**Number of Deliverable Shares**") receivable upon the relevant Corporate Event by a holder of the number of Shares (such number being the "**Number of Held Shares**") in respect of which a Stock Acquisition Right could have been exercised immediately prior to the relevant Corporate Event Effective Date. If securities (other than shares of common stock of the New Obligor) or other property shall be delivered to the holder of the Number

of Held Shares upon the taking effect of the Merger Event or the Holding Company Event (as the case may be), such number of shares of common stock of the New Obligor, as is calculated by dividing the fair market value of such securities or properties delivered to such holder of the Number of Held Shares by the New Obligor Current Market Price per Share, such fair market value to be determined by the Company, shall form part of the Number of Deliverable Shares provided that in determining such fair market value, the Company shall consult with an Independent Financial Adviser and shall take fully into account the advice of the Independent Financial Adviser; or

(ii) in the case of any other Corporate Event, the conversion price for the New Stock Acquisition Rights shall be such that the holder of a New Stock Acquisition Right shall upon its exercise immediately after the Corporate Event Effective Date receive an equivalent economic interest to be determined by the Company as that which a Bondholder would have received upon exercise of the Stock Acquisition Right immediately before the relevant Corporate Event Effective Date, provided that in determining such equivalent economic interest, the Company shall consult with an Independent Financial Adviser and shall take fully into account the advice of such Independent Financial Adviser.

For the purpose of this Condition 6, the "**New Obligor Current Market Price per Share**" means (i) the average of the daily Closing Prices of the shares of common stock of the New Obligor for the 30 consecutive Trading Days commencing 45 Trading Days immediately before the relevant Corporate Event Effective Date or (ii) if such market price shall not be available, such price as is determined by the Company in consultation with an Independent Financial Adviser and the Company shall take fully into account the advice of such Independent Financial Adviser.

The conversion price for the New Stock Acquisition Rights shall be subject to adjustment and reset which shall be as nearly equivalent as may be practicable to the adjustments provided in Condition 5.1 and 5.2.

6.5.4 *Description of the Asset to be Contributed upon Exercise of the New Stock Acquisition Rights and the Amount or the Calculation Method Thereof*: Upon exercise of each New Stock Acquisition Right, the relevant Subordinated Convertible Bond shall be contributed to the New Obligor by the relevant Bondholder at the price equal to the principal amount of the Subordinated Convertible Bond;

6.5.5 *Exercise Period of the New Stock Acquisition Rights*: The New Stock Acquisition Rights may be exercised at any time during the period from, and including, the relevant Corporate Event Effective Date or such later date of implementation of the arrangements described in Condition 6.4.1 up to, and including, the last day of the Exercise Period of the Stock Acquisition Rights;

6.5.6 *Other Conditions for the Exercise of the New Stock Acquisition Rights*: No New Stock Acquisition Right may be exercised in part;

6.5.7 *Amount of Stated Capital and Matters Relating to Capital Surplus*: Upon exercise of the New Stock Acquisition Rights, one–half of the "maximum capital and other increase amount" as calculated pursuant to Article 40 of the Rules of Account Settlement of Corporations (Ordinance of Ministry of Justice No. 13 of 2006, as amended) in respect of such exercise (with any fraction of less than one yen being rounded up) shall be accounted for as stated capital, and the rest of such amount shall be accounted for as capital surplus;

6.5.8 *Grant of Stock Acquisition Rights in the Event of a Subsequent Corporate Event*: The provisions of Condition 6 shall apply in the same way to any subsequent Corporate Events;

6.5.9 *Acquisition by the Company*: The New Stock Acquisition Rights together with the Subordinated Convertible Bonds shall be acquired by the New Obligator substantially in the same manner as described in Condition 7.2; and

6.5.10 *Others*: Fractions of a share of common stock of the New Obligor will not be issued upon exercise of the New Stock Acquisition Rights and no adjustment or cash payment will be made in respect thereof. The holder of each Subordinated Convertible Bond assumed (by way of substitution or otherwise only for the purposes of Japanese law), or Subordinated Convertible Bond provided, by the New Obligor may not transfer such Subordinated Convertible Bond separately from the New Stock Acquisition Rights. In cases where such restriction on transfer of the Subordinated Convertible Bond would not be effective under the then applicable law, a stock acquisition right incorporated in a bond equivalent to the Subordinated Convertible Bond may be issued to the holder of each Subordinated Convertible Bond outstanding immediately prior to the Corporate Event Effective Date in place of the Stock Acquisition Right and the Subordinated Convertible Bond.

**6.6 No Statutory Put Rights**

Each Bondholder by accepting or acquiring any Subordinated Convertible Bond agrees that its remedies in the event that a Corporate Event occurs shall not include any statutory rights provided by Japanese law to require the Company to repurchase such Subordinated Convertible Bond at fair market value, such rights being waived to the fullest extent permitted by applicable law.

## 7 Redemption, Acquisition, Purchase and Cancellation

**7.1 Limitation on the Repayment of Principal**

Unless the Subordinated Convertible Bonds have previously been acquired and cancelled or accelerated, and unless the Stock Acquisition Rights incorporated therein have previously been exercised (in each case as provided in these Conditions), the Company will redeem the Subordinated Convertible Bonds on March 1, 2010 at 100 per cent. of their principal amount. Payment of such amount being subject to Condition 1.3.2.

**7.2 Acquisition of the Subordinated Convertible Bonds by the Company**

7.2.1 *Mandatory Acquisition*: Subject only to Condition 7.2.5, on February 26, 2010 (the "**Mandatory Acquisition Date**"), the Company shall acquire from the Bondholders all, but not some only, of the Subordinated Convertible Bonds then outstanding in accordance with the provisions of this Condition 7.2. The Company shall give notice to the Bondholders (the "**Mandatory Acquisition Notice**") of such acquisition not less than 50 nor more than 75 days prior to the Mandatory Acquisition Date. The Mandatory Acquisition Notice shall confirm the Mandatory Acquisition Date and the Determination Date.

7.2.2 *Optional Acquisition*: Subject to Condition 7.2.5, during the period from (and including) July 14, 2008 to (and including) February 25, 2010, the Company may acquire all, but not some only, of the Subordinated Convertible Bonds then outstanding at its option in accordance with this Condition 7.2.2. To exercise the optional acquisition pursuant to this Condition 7.2.2 the Company shall give irrevocable notice (an "**Optional Acquisition Notice**") to the Bondholders to acquire the Subordinated Convertible Bonds. The Company may acquire the whole of one or two Series of Subordinated Convertible Bonds then outstanding at any one time. Notice must be given first in respect of Series A and then sequentially in respect of subsequent Series so that the last such notice is in respect of (or includes) Series G. The Optional Acquisition Notice shall state the date fixed for acquisition, which shall be not less than 50 Business Days after (but excluding) the date of the Optional Acquisition Notice (the "**Optional Acquisition Date**"), and all such Subordinated Convertible Bonds of such Series shall be acquired by the Company on that Optional Acquisition Date.

The Company has covenanted in the Trust Deed for the benefit of all Series that it may give up to seven Optional Acquisition Notices in respect of all Series but only notices applicable to up to two Series at a time and no further notice may be given until the Trading Day following the immediately preceding Optional Acquisition Date.

7.2.3 *Corporate Event Acquisition*: In the event that the Company has not delivered a certificate by the Confirmation Date in the form specified in Condition 6.4.1 (for whatever reason, including where the timeframe for the relevant Corporate Event does not allow sufficient time for delivery of a certificate pursuant to Condition 6.4.1) the Company shall (A) give notice (the "**Corporate Event Acquisition Notice**") to the Trustee and the Bondholders on the 5th Business Day ("**Corporate Event Notice Date**") falling immediately after (and excluding) the Confirmation Date that a substitution and grant pursuant to Condition 6.4.1 will not take place and (B) on the 45th Trading Day (the "**Corporate Event Acquisition Date**") from (and including) the Corporate Event Notice Date, subject to Condition 7.2.5, the Company shall acquire from the Bondholders all, but not some only, of the Subordinated Convertible Bonds then outstanding in accordance with the provisions of this Condition 7.2.

In the event that such Corporate Event Acquisition Notice is delivered late, the Company shall in any event acquire all, but not some only, of the Subordinated Convertible Bonds then outstanding on the Corporate Event Acquisition Date. The Corporate Event Acquisition Notice shall confirm the Corporate Event Acquisition Date and the Determination Date.

In the event that acquisition is to occur in accordance with this Condition 7.2.3 and the Company determines that (i) the Corporate Event Acquisition Date will fall after the Corporate Event Effective Date and/or (ii) the 30 Trading Day period required for the purposes of Condition 5.1.3(iii) and the calculation of the Relevant Price per Share will not occur, then the Company shall (y) in the case of 7.2.3(i), bring forward the date of acquisition pursuant to this Condition 7.2.3 so that it falls no later than the fifth Business Days prior to (and including) the Corporate Event Effective Date, and (z) in the case of 7.2.3(ii), reduce the number of Trading Days required for such calculations so as to end no later than the fifth Business Days prior to (and including) the Corporate Event Effective Date. In determining any such adjustment the Company may, at its discretion, consult with an Independent Financial Adviser (whose advice the Company will take fully into account).

7.2.4 *Tender Offers Acquisition*: If (i) any offer is made by a party or parties (the "**Offeror**") other than the Company in accordance with the Financial Instruments and Exchange Law to all holders of Shares (or all such holders other than the Offeror and/or any company controlled by the Offeror and/or persons associated or acting in concert with the Offeror) to acquire all or a portion of the Shares (a "**Tender Offer**") and (ii) the Company expresses its opinion to support such offer in accordance with the Financial Instruments and Exchange Law, the Company shall (A) give notice (the "**Tender Offer Acquisition Notice**") to the Trustee and the Bondholders on the 5th Business Day (the "**Tender Offer Notice Date**") falling immediately after (and excluding) the date on which the events identified in (i) and (ii) above occur, and (B) on the 45th Trading Day (the "**Tender Offer Acquisition Date**") from (and including) the Tender Offer Notice Date, subject to Condition 7.2.5, the Company shall acquire from the Bondholders all, but not some only, of the Subordinated Convertible Bonds then outstanding in accordance with the provisions of this Condition 7.2.

In the event that such Tender Offer Acquisition Notice is delivered late, the Company shall in any event acquire all, but not some only, of the Subordinated Convertible Bonds then outstanding on the Tender Offer Acquisition Date. The Tender Offer Acquisition Notice shall confirm the Tender Offer Acquisition Date and the Determination Date.

In the event that acquisition is to occur in accordance with this Condition 7.2.4 and the Company determines that (A) the Tender Offer Acquisition Date will fall after the date on which a Delisting Event will occur as a consequence of the Tender Offer, and/or (B) the 30 Trading Day period required for the purposes of Condition 5.1.3(iii) and calculation of the Relevant Price per Share will not occur, then the Company shall (y) in the case of 7.2.4(A), bring forward the date of acquisition pursuant to this Condition 7.2.4 so that it falls no later than the fifth Business Days prior to (and including) the Delisting Event, and (z) in the case of 7.2.3(B), reduce the number of Trading Days required for such calculations so as to end no later than the fifth Business Days prior to

(and including) the Delisting Event. In determining any such adjustment the Company may, at its discretion, consult with an Independent Financial Adviser (whose advice the Company will take fully into account).

7.2.5 *No Acquisition if Subordination Event or Shares Not Listed on Rėlevant Stock Exchange*: No acquisition will be made (i) pursuant to Condition 7.2.1 if an Acceleration Event has occurred and is continuing on either the Determination Date or the Acquisition Date and (ii) pursuant to any of Conditions 7.2.2, 7.2.3 or 7.2.4 (but, for the avoidance of doubt, not Condition 7.2.1) (A) if an Acceleration Event or Delisting Event has occurred and is continuing on either the Determination Date or the Acquisition Date or (B) in the event that the Company has delivered a certificate on or prior to the Confirmation Date in the form specified in Condition 6.4.1.

7.2.6 *Bondholders Agree to Acquisition*: Subordinated Convertible Bonds shall be acquired on the relevant Acquisition Date whether or not the Bond certificate or Share Settlement Notice is deposited in accordance with the provisions of Condition 7.2.8. Each Bondholder agrees by accepting or acquiring this Subordinated Convertible Bond that such bond shall be so acquired by the Company. If the Company would become obliged to acquire the Subordinated Convertible Bonds pursuant to any combination of Conditions 7.2.1, 7.2.2, 7.2.3 and 7.2.4, the first such event to occur shall take priority unless the scheduled Acquisition Date would fall after the Mandatory Acquisition Date in which event Condition 7.2.1 only shall apply.

7.2.7 *Consideration for Acquisition of Subordinated Convertible Bonds*: In exchange for the Subordinated Convertible Bonds acquired by the Company, the Company shall deliver the Relevant Property (as defined in Condition 7.2.9 or 7.2.10, as the case may be) in respect of each such Subordinated Convertible Bond to the holder thereof. Subordinated Convertible Bonds that have been so acquired by the Company shall be cancelled in accordance with these Conditions.

7.2.8 *Share Settlement Notice*: Following the giving of an Acquisition Notice by the Company but no later than the Determination Date, each Bondholder shall complete, sign and deposit at the specified office of any Agent at its own expense during normal business hours of the Agent with which the deposit is being made a Share Settlement Notice, in the form obtainable from any Agent, together with the Bond certificates evidencing the Subordinated Convertible Bonds held by it (or an indemnity in the form and substance acceptable to the Company in lieu where such Bond certificate has been mislaid, destroyed or mutilated). One or more Share Settlement Notices must be completed with respect to a Bondholder's entire holding of Subordinated Convertible Bonds and shall be irrevocable once delivered. Each Share Settlement Notice shall be treated separately by the Company such that, where two or more Share Settlement Notices are received in respect of the same Bondholder, the obligations with respect to each Share Settlement Notice shall be treated separately.

*At any time when the relevant Subordinated Convertible Bond(s) is/are evidenced by a Global Bond Certificate, the Bondholder must deposit the Share Settlement Notice in the manner aforesaid with any Agent, together with an authority to Euroclear to block and debit, or to procure Clearstream, Luxembourg to debit, the Bondholder's account pro tanto. With effect from the relevant Acquisition Date, Euroclear or Clearstream, Luxembourg, as the case may be, shall block and debit the Bondholder's account with the number of the Subordinated Convertible Bond(s) referred to in the Share Settlement Notice and the number of Subordinated Convertible Bonds represented by the Global Bond Certificate shall be reduced accordingly.*

7.2.9 *Relevant Property upon Receipt of a Share Settlement Notice*: Upon deposit and delivery by a Bondholder of a Share Settlement Notice to an Agent, the Company shall, in exchange for the relevant Subordinated Convertible Bonds, deliver to such Bondholder the Relevant Property deliverable to such Bondholder in accordance with the relevant Share Settlement Notice, as if such Share Settlement Notice were a Conversion Notice and the Acquisition Date were the Stock Acquisition Date, and the provisions of Condition 5 shall apply (with regard to delivery of Shares and cash (if any)) mutatis mutandis to the delivery of Relevant Property.

For the purpose of this Condition 7.2.9, "**Relevant Property**" for the Subordinated Convertible Bonds which are the subject of one Share Settlement Notice means the Acquisition Shares and the Acquisition Cash Amount.

7.2.10 *Relevant Property Where No Share Settlement Notice is Received*: If on the Determination Date there are outstanding any Subordinated Convertible Bonds (the "**Relevant Subordinated Convertible Bonds**") in respect of which duly completed Share Settlement Notice has not been received by an Agent in accordance with Condition 7.2.8, the following provisions shall apply in respect of such Relevant Subordinated Convertible Bonds:

(a) On the Acquisition Date, the Company shall deliver to the Custodian's Agent on behalf of the Custodian or to such other person as the Custodian may direct, the Acquisition Shares (the "**Relevant Bonds Acquisition Shares**") and the Acquisition Cash Amount (the "**Relevant Bonds Acquisition Cash Amount**") that would be deliverable pursuant to Condition 5 upon exercise of Stock Acquisition Rights incorporated in all such Relevant Subordinated Convertible Bonds on the Determination Date, and

(b) The Relevant Bonds Acquisition Shares shall be sold (whether in one or more lots) by the Custodian's Agent, acting for and on behalf of the Custodian, as soon as practicable (subject to any necessary consents being obtained) after the Acquisition Date. The net proceeds of such sale (subject to the deduction by the Custodian and the Custodian's Agent of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any fees, commissions or costs incurred by the Custodian, the Custodian's Agent or any agent appointed by the Custodian (including the appointment of any advisor), in connection with such sale) shall constitute the "**Net Proceeds**" in respect of the Relevant Subordinated Convertible Bonds and shall be delivered by or on behalf of the Custodian to the Principal Agent.

In exchange for each Relevant Subordinated Convertible Bond, the Company shall deliver (or procure the delivery of) the Relevant Property in respect of such Relevant Subordinated Convertible Bond by making payment in accordance with Condition 8. Such payment shall be made as soon as practicable after the Acquisition Date. Each Bondholder, by accepting its Subordinated Convertible Bonds, agrees to such sale.

For the purpose of this Condition 7.2.10, "**Relevant Property**" for each Relevant Subordinated Convertible Bond means (a) the sum of the Net Proceeds and the Relevant Bonds Acquisition Cash Amount, divided by (b) the number of Relevant Subordinated Convertible Bonds.

In undertaking the sale of the Relevant Bonds Acquisition Shares, the Custodian and/or the Custodian's Agent may appoint an independent investment bank, securities company or accountancy firm of international repute to advise the Custodian and/or the Custodian's Agent as to the manner and/or timing of any such sale (or on such other matters as the Custodian and/or the Custodian's Agent shall deem appropriate in connection therewith) and shall act, without liability, on the advice thereof. The fees, commissions or costs in connection with any such appointment shall be paid by the Company and, failing such payment prior to the time of delivery of the Net Proceeds, shall be deducted from the Net Proceeds.

The Custodian, the Custodian's Agent and the Principal Agent shall have no liability, and each Bondholder by acquiring his Subordinated Convertible Bond(s) agrees that none of them shall have any liability, in respect of the exercise or non-exercise of any discretion pursuant to this Condition 7.2.10 or in respect of any sale of Shares, whether for the timing of any such sale or the price at which any such Shares are sold or the inability to sell any such Shares. The Contract (Rights of Third Parties) Act 1999 applies to this Condition for the benefit of the Custodian, the Custodian's Agent and the Principal Agent.

### 7.3 Prohibition on purchase by the Company

Other than acquisition pursuant to Condition 7.2, neither the Company nor any Subsidiary may at any time purchase Subordinated Convertible Bonds in the open market or otherwise.

### 7.4 Cancellation

All Subordinated Convertible Bonds which are redeemed or acquired or with respect to which the Stock Acquisition Rights have been exercised shall forthwith be cancelled and such Subordinated Convertible Bonds may not be reissued or resold. All Bond certificates in respect of Subordinated Convertible Bonds so cancelled shall be forwarded to the Principal Agent for cancellation.

### 7.5 Notice of Acquisition

All notices to Bondholders given by or on behalf of the Company pursuant to this Condition 7 will specify the Conversion Price as of the date of the relevant notice, the Closing Price of the Shares as of the latest practicable date prior to the publication of the relevant notice, the applicable date fixed for acquisition of the Subordinated Convertible Bonds, the last day on which the Stock Acquisition Rights may be exercised or period of suspension (as the case may be) and the aggregate principal amount of the Subordinated Convertible Bonds outstanding as of the latest practicable date prior to the publication of the relevant notice. A notice of mandatory acquisition given under Condition 7.4.1 shall be effective even if it specifies a date for acquisition which falls during a period (a "**Closed Period**") in which Stock Acquisition Rights may not be exercised pursuant to the occurrence of a Corporate Event or within 15 days following the last day of a Closed Period.

## 8 Payments

### 8.1 Method of Payment

Payments in respect of the Subordinated Convertible Bonds will be made against presentation and (if no further payments are due in respect of the Subordinated Convertible Bonds evidenced by the relevant Bond certificates) surrender of the Bond certificates in respect of the relevant Subordinated Convertible Bonds at any specified office outside Japan of the Registrar or any Agent. Such payments will be made by transfer to its Registered Account subject in all cases to any fiscal or other laws and regulations applicable thereto but without prejudice to the provisions of Condition 9.

"**Registered Account**" means a yen account maintained by the payee with a bank, details of which appear on the Register at the close of business on the fifth Business Day before the due date of payment.

### 8.2 Agents

The initial Agents and the Registrar and their respective initial specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Principal Agent, the Registrar or any other Agent and to appoint other or further Agents, provided that it will at all times maintain (i) a Principal Agent; (ii) a Registrar; and (iii) an Agent with a specified office in a European Union member state, if any, that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such termination or appointment and of any changes in the specified offices of the Principal Agent, the Registrar or any other Agent will be given to the Bondholders in accordance with Condition 19.

### 8.3 Payments on Business Days

If the due date for payment of any amount in respect of any Subordinated Convertible Bond is not a Payment Business Day (as defined below), then the holder of such Subordinated Convertible Bond shall not be entitled to payment of the amount due until the next following Payment Business Day and no other payment will be made as a consequence of the day on which the relevant Subordinated Convertible Bond may be presented for payment under this Condition 8.3 falling after the due date. In this Condition 8.3, "**Payment Business Day**" means any day on which banks are open for business in the place of the specified office of the Agent at which dealings in foreign currency may be carried on both in Tokyo and in the location of the relevant Registered Account.

## 9 Taxation

All payments by the Company in respect of the Subordinated Convertible Bonds will be made free and clear of, and without withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any political subdivision or any authority therefor, therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. If such withholding or deduction is so required, the Company will pay such additional amounts ("**Additional Amounts**") as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Subordinated Convertible Bonds in the absence of such withholding or deduction; except that no such Additional Amounts shall be payable with respect to any Subordinated Convertible Bond:

(i) by or on behalf of a Bondholder (a) who is for Japanese tax purposes treated as an individual resident of Japan or a Japanese corporation, or (b) who fails to comply with the Japanese tax law requirements in respect of the exemption from such withholding or deduction, or (c) who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of its being connected with Japan (including carrying on a business or maintaining a permanent establishment in Japan) otherwise than by reason only of the holding of any Subordinated Convertible Bond or enforcement of rights thereunder or the receipt of payment in respect of any Subordinated Convertible Bond;

(ii) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the Bond certificate in respect of such Subordinated Convertible Bond for payment as of the expiry of such 30–day period;

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the Bond certificate in respect of such Subordinated Convertible Bond to another Agent in a European Union member state.

As used herein, the "**Relevant Date**" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect shall have been duly given to the Bondholders in accordance with Condition 19.

Any reference in these Conditions and the Trust Deed to principal, premium (if any) or default interest in respect of the Subordinated Convertible Bonds shall be deemed also to refer to any Additional Amounts which may be payable under this Condition 9 or any undertakings or covenants given in addition thereto or in substitution therefor pursuant to the Trust Deed.

## 10 Limited Rights of Acceleration

10.1 If (i) any Subordination Event shall occur or (ii) an order is made or any effective resolution is passed for the winding up or dissolution of the Company, except for the purposes of an amalgamation, merger, reconstruction or other Corporate Event the terms whereof have previously been approved by the Trustee or by an Extraordinary Resolution of Bondholders then, in either such event (each an "**Acceleration Event**"), the Trustee at its discretion may, or if so requested in writing by the holders of at least one-quarter in principal amount of the Subordinated Convertible Bonds then outstanding or as directed by an Extraordinary Resolution shall, (subject in each case to being indemnified and/or secured to its satisfaction) by written notice to the Company declare the Subordinated Convertible Bonds to be forthwith due and repayable upon receipt of such notice by the Company. Immediately upon delivery of such notice, the Subordinated Convertible Bonds shall become due and repayable (subject to Condition 1.3.2) at their principal amount together with default interest, if any.

No holder shall be entitled to proceed directly against the Company unless the Trustee, having become bound so to proceed, fails to do so within 30 days of such direction or request or provision of indemnity and/or security and such failure shall be continuing.

10.2 Except as expressly provided in this Condition 10, neither the Trustee nor any holder shall have any right to accelerate any payment in respect of the Subordinated Convertible Bonds.

10.3 The only action the Trustee or the holders may take against the Company on acceleration of the Subordinated Convertible Bonds pursuant to this Condition 10 is to petition for the winding up of the Company in Japan or to prove in the winding up of the Company.

## 11 Undertakings

### 11.1 Undertakings with Respect to the Stock Acquisition Rights

While any Stock Acquisition Rights are, or are capable of being, exercisable, the Company will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in the opinion of the Trustee, it is not materially prejudicial to the interests of the Bondholders to give such approval:

11.1.1 issue, register and deliver Shares upon exercise of Stock Acquisition Rights in accordance with these Conditions, and keep available free from pre-emptive or other rights for the purpose of effecting the exercise of the Stock Acquisition Rights such number of its Shares (whether authorized and unissued or in issue and held in treasury) as would be required to be acquired upon exercise of all of the Stock Acquisition Rights outstanding from time to time and will ensure that all Shares delivered upon exercise of the Stock Acquisition Rights pursuant to these Conditions will be duly and validly issued and fully-paid and non-assessable;

11.1.2 not close its register of shareholders or take any action which prevents the transfer of its Shares generally unless, under Japanese law and the Articles of Incorporation of the Company as then in effect, the Stock Acquisition Rights may be exercised legally for Shares and the Shares issued upon exercise, other than any Non Unit Shares, may (subject to any limitation imposed by law) be transferred (as between transferor and transferee although not as against the Company) at all times during the period of such closure or while such action is effective, nor take any action which prevents exercise of the Stock Acquisition Rights or the issue or transfer of Shares in respect thereof otherwise than as permitted under Condition 5.1.4;

11.1.3 give notice to the Bondholders in accordance with Condition 19 as soon as practicable after it effects any change in the Fiscal Period or in the Record Date for the payment of any cash dividend;

11.1.4 use its best endeavors to obtain and maintain the listing, quotation or dealing on the Relevant Stock Exchange for the Shares or, if it is unable to do so having used such best endeavors, use its best endeavors to obtain and maintain the listing, quotation or dealing of the Shares on such stock exchange or exchanges as the Company with the prior written approval of the Trustee may from time to time reasonably determine and give notice of the identity of such stock exchange or exchanges to the Bondholders in accordance with Condition 19; provided that, so long as the Company is not in breach of its obligations under Condition 6 in the case of any Corporate Event where the obligations under the Subordinated Convertible Bonds and/or Stock Acquisition Rights are proposed to be transferred to or assumed by a New Obligor, then the Shares may be delisted with effect from the date falling no earlier than 30 days prior to the relevant Corporate Event Effective Date and (unless shares of common stock of the New Obligor are then listed or quoted or dealt in on any stock exchange or securities market) the Company shall use its best endeavors to cause the obtaining of a listing, quotation or dealing in of the shares of common stock of the New Obligor on any stock exchange or securities market;

11.1.5 procure that no securities of the Company convertible into, or exchangeable for, by their terms, Shares are, without the written consent of the Trustee, converted into or exchanged for Shares and that no rights or warrants to subscribe for, purchase or otherwise acquire Shares are, without the written consent of the Trustee, exercised otherwise than, in each case, in accordance with the terms of issue thereof (for the avoidance of doubt, such terms may be amended as a result of any change in or bringing into force of Japanese law, including but not limited to certain tax qualification requirements relating to incentive stock options);

11.1.6 not create or issue any class of share capital other than Shares, without giving notice to the Bondholders in accordance with Condition 19, at least 14 days prior to the date of such creation or issue;

11.1.7 if any offer is made by a party or parties other than the Company in accordance with the Financial Instruments and Exchange Law to all holders of Shares (or all such holders other than the offeror and/or any company controlled by the offeror and/or persons associated or acting in concert with the offeror) to acquire all or a portion of the Shares and such offer comes to the knowledge of the Company, give notice of such offer to the Bondholders in accordance with Condition 19 within 21 days of obtaining such knowledge;

11.1.8 not take any action which would result in an adjustment of the Conversion Price if, after giving effect thereto, the Conversion Price would (but for the provisions of Condition 5.4) be decreased to such an extent that the Shares to be acquired on exercise of the Stock Acquisition Right could not, under any applicable law then in effect, be legally issued as fully-paid and non-assessable;

11.1.9 if a Corporate Event occurs, use its best endeavors to obtain all consents which may be necessary or appropriate under Japanese law to enable the relevant company to give effect to the relevant arrangement as provided in Condition 6, and to take all action as required by Condition 6 in a timely manner; and

11.1.10 obtain and maintain all consents, clearances, approvals, authorizations, orders, registrations or qualifications (if any) required to be obtained or maintained by the Company on exercise of the Stock Acquisition Rights.

### 11.2 Charges

Except as otherwise provided in Condition 5.9 and except for any securities transfer or similar taxes payable by a Bondholder exercising a Stock Acquisition Right as a result of or with respect to the payment of any Cash Amount, the Company will pay all charges of the Principal Agent, the other Agents, the Custodian and the Custodian's Agent (including the cost of fax or telex notices by the Agents to the Principal Agent, the Company or the Custodian's Agent and by the Custodian to the Company or the Custodian's Agent) and all issue, transfer and other similar taxes payable with respect to the deposit of Subordinated Convertible Bonds pursuant to Condition 5.9.3, and the issue and delivery of Shares and the delivery of any other securities, property or cash pursuant to Condition 5.9.5 following such deposit.

## 12 Substitution

### 12.1 Substitution Other Than Under a Corporate Event

The Trustee may, without the consent of the Bondholders, agree with the Company to the substitution in place of the Company (or any previous substitute under this Condition 12) as the principal debtor under the Subordinated Convertible Bonds and the Trust Deed of any Subsidiary of the Company subject to (i) the Subordinated Convertible Bonds continuing to be convertible into Shares as provided in these Conditions, with such amendments as the Trustee shall consider appropriate, and (ii) the Trustee being satisfied that the interests of the Bondholders will not be materially prejudiced by the substitution. In the case of such a substitution, the Trustee may agree, without the consent of the Bondholders, to a change of the law governing the Subordinated Convertible Bonds and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the holders. Any such substitution shall be binding on the Bondholders and shall be notified promptly to the Bondholders in accordance with Condition 19.

### 12.2 Substitution Under a Corporate Event

Prior to a Corporate Event Effective Date, the Trustee may, if so requested by the Company, agree with the Company, without the consent of Bondholders, to the substitution in place of the Company of the New Obligor subject to a trust deed supplemental to the Trust Deed (which shall include the provisions described below), providing that the Company's obligations under the Subordinated Convertible Bonds and the Trust Deed shall be assumed by the New Obligor by way of substitution (which, for the purposes of Japanese law, may be deemed to be a transfer or

assumption of such obligations to or by the New Obligor), and that the New Obligor shall grant stock acquisition rights (the "**New Stock Acquisition Rights**") to all holders of the Subordinated Convertible Bonds then outstanding, in place of the Stock Acquisition Rights incorporated in the Subordinated Convertible Bonds held by them, being executed on or prior to the relevant Corporate Event Effective Date or (in the case of a Holding Company Event or a Corporate Split Event) within 14 days after the relevant Corporate Event Effective Date. The Trustee may enter into such supplemental trust deed without consent of Bondholders only if:

(i) under such supplemental trust deed, the New Obligor agrees, in form and manner satisfactory to the Trustee, to be bound, with effect as specified in this Condition 12.2, by the Trust Deed and the Subordinated Convertible Bonds (with consequential amendments as the Trustee may deem appropriate) as if the New Obligor had been named in the Trust Deed and the Subordinated Convertible Bonds as the principal debtor in place of the Company and providing that the holders of the Subordinated Convertible Bonds then outstanding shall be granted New Stock Acquisition Rights;

(ii) except in the case of a Merger Event, pursuant to such supplemental trust deed, the Company guarantees, with effect as specified in this Condition 12.2, in a form and manner satisfactory to the Trustee, the payment obligations of the New Obligor under the Trust Deed and the Subordinated Convertible Bonds, provided that no such guarantee will be required if the Company determines and has delivered to the Trustee no later than 10 calendar days prior to the relevant Corporate Event Effective Date a certificate of the Company signed by a Representative Director of the Company that, as of the Corporate Event Effective Date, any rating which would be assigned to the New Obligor's unsecured and subordinated indebtedness is unlikely to be lower than the rating then currently assigned to the Company's long–term, unsecured and subordinated indebtedness. In making this determination, the Company shall consult an Independent Financial Adviser and shall take fully into account the advice of such Independent Financial Adviser;

(iii) if the New Obligor is subject generally to the taxing jurisdiction of a territory or any authority of or in that territory with power to tax (the "**New Territory**") other than the territory to the taxing jurisdiction of which (or to any such authority of or in which) the Company is subject generally (the "**Company's Territory**"), the New Obligor will (unless the Trustee otherwise agrees) give to the Trustee an undertaking satisfactory to the Trustee in terms corresponding to Condition 9 with the substitution for, or addition to, in relation to the New Obligor, references in that Condition to the Company's Territory of references to the New Territory whereupon the Trust Deed and the Subordinated Convertible Bonds will be read accordingly;

(iv) a Representative Director of the New Obligor certifies that it will be solvent immediately after such substitution, and the Trustee shall not have regard to the New Obligor's financial condition, profits or prospects or compare them with those of the Company;

(v) the Company shall have certified (by a certificate of a Representative Director) to the Trustee that the New Stock Acquisition Rights satisfy the provisions of Condition 6.5;

(vi) the Company and the New Obligor comply with such other requirements as the Trustee may direct in the interests of the Bondholders; and

(vii) such substitution and grant of New Stock Acquisition Rights become effective on the Corporate Event Effective Date (or in the case of a Holding Company Event or a Corporate Split Event, within 14 days after the relevant Corporate Event Effective Date).

**12.3 Release of Obligations**

An agreement by the Trustee pursuant to Condition 12.2 will (except in respect of any guarantee under Condition 12.2(ii)), if so expressed, release the Company (or a previous substitute) from any or all of its obligations under the Trust Deed and the Subordinated Convertible Bonds.

**12.4 Deemed Amendment**

On completion of the formalities set out in Condition 12.2, the New Obligor will be deemed to be named in the Trust Deed and the Subordinated Convertible Bonds as the principal debtor in place of the Company (or of any previous substitute) and the Trust Deed and the Subordinated Convertible Bonds will be deemed to be amended as necessary to give effect to the substitution. In particular and without limitation;

(i) the terms "**Stock Acquisition Rights**" and "**Shares**" shall, where the context so requires, include the New Stock Acquisition Rights and shares of common stock to be issued by the New Obligor; and

(ii) references to the Company in Condition 10 and in the Trust Deed shall also include any guarantor pursuant to Condition 12.2(ii) except where the context requires otherwise.

## 13 Prescription

Each Subordinated Convertible Bond will become void unless presented for payment within the period of 10 years from the Relevant Date for the payment thereof.

## 14 Replacement of Subordinated Convertible Bonds

Should any Bond certificate be lost, stolen, destroyed, mutilated or defaced, it may be replaced at the specified office of the Registrar upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence, security, indemnity and otherwise as the Company may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Bond certificates must be surrendered before replacements will be issued.

## 15 Meetings of Bondholders; Modification and Waiver

### 15.1 Meetings of Bondholders

The Trust Deed contains provisions for convening meetings of the Bondholders to consider any matter affecting their interests, including the sanctioning by an Extraordinary Resolution of a modification of any provision of these Conditions or of the Trust Deed.

The quorum for any such meeting convened to consider any matter requiring an Extraordinary Resolution shall be one or more persons holding or representing not less than 50 per cent. in principal amount of the Subordinated Convertible Bonds for the time being outstanding, or for any adjourned meeting one or more persons being or representing Bondholders (whatever the principal amount of Subordinated Convertible Bonds held or represented) except that at any meeting the business of which includes the modification of certain provisions of the Subordinated Convertible Bonds or of the Trust Deed (including reducing or cancelling the principal amount of, or any premium payable in respect of, the Subordinated Convertible Bonds, modifying the method or basis of calculating the rate or amount of default interest in respect of the Subordinated Convertible Bonds, altering the currency of payment of the Subordinated Convertible Bonds or (to the extent permitted by applicable law) abrogating or modifying any Stock Acquisition Right), the necessary quorum for passing an Extraordinary Resolution shall be one or more persons holding or representing not less than 75 per cent., or at any adjourned such meeting not less than 50 per cent., in principal amount of the Subordinated Convertible Bonds for the time being outstanding. An Extraordinary Resolution duly passed at any such meeting shall be binding on all the Bondholders, whether present or not.

### 15.2 Modification and Waiver

No amendment or modification shall be made to the provisions of Condition 2 or Condition 10 that relate to subordination which would, in the opinion of the Company, in any way prejudice any present or future creditor in respect of any Senior Indebtedness of the Company.

The Trustee may, without the consent of the Bondholders, agree to any modification (except as aforesaid, and except for matters requiring a special quorum specified in Condition 15.1 and as set out in the Trust Deed) of the Trust Deed or the Subordinated Convertible Bonds (including these Conditions) or to any waiver or authorization of any breach or potential breach by the Company of the provisions of the Trust Deed or the Subordinated Convertible Bonds which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Bondholders or to any modification of the Trust Deed or the Subordinated Convertible Bonds (including these Conditions) which is, in the opinion of the Trustee, of a formal, minor or technical nature or which is made to correct a manifest error or is necessary in order to comply with mandatory provisions of Japanese law or pursuant to Condition 6. Any such modification, waiver or authorization shall be binding on the Bondholders and shall (unless the Trustee agrees otherwise) be notified to the Bondholders in accordance with Condition 19 as soon as practicable thereafter.

### 15.3 Entitlement of the Trustee

In connection with the exercise of its functions (including but not limited to those referred to in these Conditions), the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the interests of individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Company any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders.

### 15.4 Authority to the Trustee

To the fullest extent permitted by applicable law, by accepting the Subordinated Convertible Bond, the holder irrevocably authorizes and instructs the Trustee (without its direction whether by Extraordinary Resolution or otherwise) to take any action before a Japanese court on behalf of and in the name of the holder which the Trustee considers to be necessary or desirable in the interests of Bondholder. The Trustee shall not be bound to take any such action unless (a) so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by holders of at least one-quarter in principal amount of Subordinated Convertible Bonds then outstanding, and (b) it shall have been indemnified and/or secured to its satisfaction, and shall incur no liability in taking or refraining from taking such action. The Trustee shall not take any action on behalf of a Bondholder in respect of the statutory rights referred to in Condition 6.6, such rights having been irrevocably waived by the Bondholder to the fullest extent permitted by applicable law.

## 16 Enforcement

At any time after the Subordinated Convertible Bonds shall have become due and repayable, subject to Condition 10.3 the Trustee may, at its absolute discretion and without further notice, take such proceedings against the Company as it may think fit to enforce repayment of the Subordinated Convertible Bonds, together with accrued default interest, if any, pursuant to Condition 3 and to enforce the provisions of the Trust Deed and the Subordinated Convertible Bonds, but it shall not be bound to take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one–quarter in principal amount of the Subordinated Convertible Bonds then outstanding, and (b) it shall have been indemnified and/or secured to its satisfaction. No Bondholder shall be entitled to proceed directly against the Company unless the Trustee, having become bound so to proceed, fails to do so within 30 days of such direction or request or provision of indemnity and/or security and such failure shall be continuing.

## 17 Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking steps to enforce the provisions of the Trust Deed or the terms of the Subordinated Convertible Bonds. The Trustee is entitled to enter into business transactions with the Company or any person or body corporate associated with the Company without accounting for any profit resulting therefrom.

The Trustee may rely without liability to Bondholders on any certificate or report prepared by the Auditors pursuant to these Conditions and/or the Trust Deed, whether or not addressed to the Trustee and whether or not the Auditors' liability in respect thereof is limited by a monetary cap or otherwise and shall be obliged to do so where the certificate or report is delivered pursuant to the obligation of the Company to procure such delivery under these Conditions and/or the Trust Deed; any such certificate or report shall be conclusive and binding on the Company, the Trustee, and the Bondholders.

## 18 Independent Financial Adviser

If any doubt shall arise as to the appropriate adjustment to the Conversion Price or in relation to any other matter which is reserved in these Conditions for a decision of an Independent Financial Adviser, a written opinion of such Independent Financial Adviser in respect of such adjustment to the Conversion Price or other matter shall be conclusive and binding on the Company, the Trustee and the Bondholders in the absence of manifest error.

## 19 Notices

All notices to the Bondholders will be valid if mailed to them at their respective addresses in the Register. Such notices shall be deemed to have been given on the seventh day after being mailed.

*So long as the Subordinated Convertible Bonds are evidenced by the Global Bond Certificate and such Subordinated Convertible Bonds are held on behalf of a clearing system, notices to Bondholders shall be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders in substitution for mailing and publication required by these Conditions.*

## 20 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Subordinated Convertible Bonds under the Contracts (Rights of Third Parties) Act 1999, save as expressly provided Condition 5.9.2 and Condition 7.2.10.

## 21 Governing Law and Submission to Jurisdiction

The Trust Deed and the Subordinated Convertible Bonds are governed by, and shall be construed in accordance with, English law. The Company has in the Trust Deed submitted to the jurisdiction of the English courts for all purposes in connection with the Trust Deed and the Subordinated Convertible Bonds and in relation thereto the Company has appointed Hackwood Secretaries Limited, whose office is at present at One Silk Street, London EC2Y 8HQ, as its agent in England for receipt of process on its behalf.

## SUMMARY OF PROVISIONS RELATING TO THE SUBORDINATED CONVERTIBLE BONDS WHILE IN GLOBAL FORM

*The Global Bond Certificate issued in respect of each Series contains provisions which apply to the Subordinated Convertible Bonds of such Series while they are in global form, some of which modify the effect of the Conditions of such Series. Terms defined in the Conditions have the same meaning when used herein. The following is a summary of certain of those provisions:*

### Exchange

If a Global Bond Certificate is deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream, Luxembourg, or any other clearing system as shall have been approved by the Trustee (the "Alternative Clearing System"), ownership of beneficial interests in such Global Bond Certificate will be limited to persons that have accounts with Euroclear or Clearstream, Luxembourg or persons that may hold interests through such accountholders. Beneficial interests in a Global Bond Certificate will be shown on, and transfers thereof will be effected through, records maintained in book-entry form by Euroclear, Clearstream, Luxembourg and their accountholders as applicable.

A Global Bond Certificate may be exchangeable in whole but not in part (free of charge to the holder) for the definitive Subordinated Convertible Bonds of such Series (1) on acceleration pursuant to Condition 10 of the relevant Series, by a holder giving notice to the Principal Agent, or (2) if such Global Bond Certificate is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so by the holder giving notice to the Trustee.

### Meetings

The registered holder (as defined in the Conditions) of the Subordinated Convertible Bonds in respect of which a Global Bond Certificate is issued shall be treated as being one person for the purposes of any quorum requirements of a meeting of Bondholders of such Series and, at any such meeting, as having one vote in respect of each Subordinated Convertible Bond in respect of which such Global Bond Certificate is issued. The Trustee may allow any accountholder (or the representative of such person) of a clearing system entitled to Subordinated Convertible Bonds in respect of which such Global Bond Certificate has been issued to attend and speak (but not to vote) at a meeting of Bondholders of such Series on appropriate proof of his identity.

### Exercise of Stock Acquisition Rights

Subject to the requirements of Euroclear and Clearstream, Luxembourg or any Alternative Clearing System, the Stock Acquisition Right incorporated in a Subordinated Convertible Bond in respect of which a Global Bond Certificate is issued may be exercised by the presentation to, or to the order of, any Agent of one or more Conversion Notices duly completed by, or on behalf of, an accountholder in such system with an entitlement to such Subordinated Convertible Bonds. Deposit of such Global Bond Certificate with an Agent together with the relevant Conversion Notice shall not be required.

### Payments

Payments in respect of a Series of Subordinated Convertible Bonds represented by a Global Bond Certificate will be made against presentation for endorsement and, if no further payment falls to be made in respect of such Series of Subordinated Convertible Bonds, surrender of the relevant Global Bond Certificate to or to the order of the Principal Agent or such other Agent as shall have been notified to the holders of the Subordinated Convertible Bonds for such purpose. A record of each payment so made will be endorsed in the appropriate schedule of such Global Bond Certificate, which endorsement will be prima facie evidence that such payment has been made in respect of such Series of Subordinated Convertible Bonds.

### Notices

So long as the relevant Series of Subordinated Convertible Bonds is evidenced by a Global Bond Certificate and such Global Bond Certificate is held on behalf of the Euroclear and/or Clearstream, Luxembourg or any Alternative Clearing System, notices to Bondholders of such Series shall be given by delivery of the

relevant notice to Euroclear and/or Clearstream, Luxembourg or, as the case may be, the Alternative Clearing System, for communication by it to entitled accountholders in substitution for publication and mailing as required by the Conditions for such Series. Such notices shall be deemed to have been given in accordance with the Conditions for such Series on the date of delivery to the relevant clearing system.

**Transfers**

Transfers of interests in a Subordinated Convertible Bond with respect to which a Global Bond Certificate is issued shall be effected through the records of the relevant clearing system and their respective participants in accordance with the rules and procedures of the relevant clearing system and their respective direct and indirect participants.

**Prescription**

A Subordinated Convertible Bond will become void unless the relevant Global Bond Certificate presented for payment within a period of ten years from the Relevant Date (as defined in Condition 9 of the Subordinated Convertible Bonds).

**Cancellation**

Cancellation of any Subordinated Convertible Bond required by the Conditions of the relevant Series to be cancelled will be effected by a reduction in the principal amount of such Subordinated Convertible Bonds in the register of Bondholders and a reduction in principal amount of such Global Bond Certificate.

**Trustee's Powers**

In considering the interests of Bondholders of a Series while the relevant Global Bond Certificate is held on behalf of a clearing system the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to such Global Bond Certificate and may consider such interests as if such accountholders were the holder of such Global Bond Certificate.

**Acquisition of Subordinated Convertible Bonds by Company**

If the Company is to acquire Subordinated Convertible Bonds under Condition 7.2, subject to the requirements of Euroclear and Clearstream, Luxembourg or any Alternative Clearing System, a Share Settlement Notice may be duly completed by, or on behalf of, an accountholder in such system with an entitlement to the relevant Subordinated Convertible Bonds. Deposit of the relevant Global Bond Certificate with the relevant Share Settlement Notice shall not be required.

## USE OF PROCEEDS

The net proceeds of the issue of the Subordinated Convertible Bonds and the issue of an aggregate of 25,440,000 Shares to Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd. as described under "Information Concerning the Shares—Changes in Issued Share Capital—Issuance of Shares" are estimated to be ¥119,315 million and will be used for working capital.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis should be read in conjunction with AIFUL's financial statements and notes thereto included elsewhere in this Offering Circular. AIFUL's financial statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from accounting principles generally accepted in certain other countries. The discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.*

This Offering Circular includes consolidated financial statements of AIFUL as well as non-consolidated financial statements of the Company. The discussion and analysis of financial condition and results of operations and all financial information set forth below are given on a consolidated basis unless otherwise indicated. As of September 30, 2007, the Company had 11 consolidated subsidiaries and 20 non-consolidated subsidiaries. As of the same date, the Company had two affiliates which were not accounted for by the equity method but by the cost method in the Company's financial statements. As of and for the six months ended September 30, 2007, 58.1% of AIFUL's total current assets, 75.7% of AIFUL's debt and 59.9% of AIFUL's total income were attributable to the Company, while 29.9% of AIFUL's total current assets, 18.5% of AIFUL's debt and 28.4% of its total income were attributable to Life.

### Overview

AIFUL is one of Japan's largest consumer finance companies. AIFUL is principally engaged in the business of making unsecured and secured loans to individuals and small business owners. Primarily through its subsidiary Life, AIFUL also provides credit services to consumers through credit card shopping loans, per-item shopping loans, credit card cashing loans and loan guarantees.

#### *Changes in the Industry are Disrupting the Profitability of AIFUL's Traditional Business Model*

In recent years, the Japanese consumer finance industry has experienced significant interest refund problems. Furthermore, the industry is anticipating a substantial decrease in maximum interest rates as well as increasing credit costs.

#### *Pending Reductions in Maximum Interest Rates*

Amendments to the laws regulating moneylenders, including amendments to the Moneylending Business Law, the Interest Rate Restriction Law and the Contributions Law, which were adopted in December 2006, will eliminate "voluntary" interest and reduce the legally permissible maximum interest rates to 15%, 18% or 20% per year, depending upon the principal amount of the loan. The amendments related to the reduction of maximum interest rates will become effective all at once, not in stages, not later than June 18, 2010. AIFUL does not know when the reduction will occur, and it could be soon. When the reduced maximum interest rates take effect, the new maximum interest rates will apply to all of AIFUL's new loans extended on and after the date of effectiveness of such reduced interest rates.

As of March 31, 2007 and September 30, 2007, the average interest rate on AIFUL's unsecured loans was 23.1% and 22.1%, respectively. A large majority of AIFUL's unsecured loans outstanding have principal amounts of ¥100,000 or more but less than ¥1 million. Loans in such amounts will be subject to a legally permissible maximum interest rate of 18%. As of September 30, 2007, 88.9% of AIFUL's unsecured loan balance carried interest rates at or above 18%. As of September 30, 2007, for AIFUL's loan balance of secured loans, 29.2% carried interest rates below 15%, 22.5% carried interest rates at or above 15% but below 18%, and 48.3% carried interest rates at or above 18%. As of September 30, 2007, 32.7% of AIFUL's small business loan balance carried interest rates at or above 18%. Reductions of the maximum interest rate will adversely affect margins that AIFUL earns on its loans.

#### *Upper Limit on Aggregate Borrowings*

The amendments to the laws regulating moneylenders include the introduction of an upper limit on aggregate borrowings from all non-bank moneylenders by an individual over which non-bank moneylenders may not extend further loans, as well as stricter regulation and supervision of moneylender activities. The upper limit on aggregate borrowings may prevent AIFUL from extending loans to current and new customers, which may further reduce the number of AIFUL's customers and AIFUL's loans outstanding. In addition, there is no guarantee that AIFUL will adequately address changes in regulation, which could result in violations and regulatory sanctions which could harm AIFUL's reputation, business and results of operation.

*Interest Refunds*

In recent years, voluntary interest refunds have been increasing, due primarily to increases in voluntary interest refund claims and the level of intervention by lawyers and other qualified legal professionals.

Currently, the maximum interest rate allowed under the Contributions Law is 29.2% per year. Under the Contributions Law, AIFUL can and does charge interest on its loans at rates that exceed certain prescribed statutory limits set forth in the Interest Rate Restriction Law, which are 15%, 18% or 20% per year, depending upon the principal amount of the loan. All of the loan products currently offered by AIFUL bear interest at or below 29.2%. AIFUL's leading unsecured loan product, for example, bears, as of September 30, 2007, an average interest rate of 22.1%. Under the Interest Rate Restriction Law, an agreement providing for payment of voluntary interest is void with respect to the voluntary interest portion. However, the Moneylending Business Law recognizes the validity of voluntary interest payments, as long as the payments are made voluntarily and the moneylender complies with various notice requirements at the time of execution of the contract and repayment.

Recent adverse court decisions, including from the Supreme Court of Japan, have established new grounds for borrowers to institute voluntary interest refund claims. A common element of many such court decisions has been a determination by the court that under the circumstances the voluntary interest payment was actually not "voluntary". In addition, advertising by lawyers has led to a heightened awareness among the public of such new grounds to claim for interest refunds, as well as the resulting debt restructuring possibilities, and has contributed to an increase in adverse decisions by courts against consumer finance companies. AIFUL has been required to refund increasingly large amounts of voluntary interest.

In light of recent adverse court decisions and in accordance with a report issued by the JICPA in March 2006, consumer finance companies have established an allowance for losses on interest refunds. AIFUL established such an allowance in the year ended March 31, 2006 and recorded an allowance for losses on interest refunds as of March 31, 2006 of ¥21,074 million and a provision for losses on interest refunds in the same amount for the year ended March 31, 2006. In addition, beginning in its six-month accounting period ended September 30, 2006, AIFUL changed the method of estimating its anticipated losses on interest refunds and the manner in which it accounts for these anticipated losses in accordance with new audit guidelines established by the JICPA in October 2006. See "—Critical Accounting Policies—Allowances Related to Losses on Interest Refunds". Under these new guidelines, AIFUL records allowances related to interest refunds under "allowance for doubtful accounts" in an amount equal to the estimated remaining loan amount outstanding (i.e., the amount estimated to be outstanding at the time of recognition of the interest refund claim), if any, and records the remaining portion of the estimated interest refund under its "allowance for losses on interest refunds". As of September 30, 2007, AIFUL's allowance for doubtful accounts related to interest refunds was equal to ¥140,611 million and its allowance for losses on interest refunds was equal to ¥167,560 million. In the year ended March 31, 2007 and the six months ended September 30, 2007, AIFUL recorded charge-offs and provision for doubtful accounts in the amount of ¥447,375 million and ¥73,192 million, respectively, and a provision for losses on interest refunds in the amount of ¥167,148 million and ¥35,962 million, respectively.

With respect to interest refunds for which AIFUL has not provided an allowance, the amount of the interest refund is first charged-off against any outstanding loan balance of the customer. For any amount of a recognized interest refund claim of a customer who has no outstanding loan balance, or in excess of the customer's outstanding loan balance, AIFUL records a loss on interest refund. In the years ended March 31, 2006 and 2007, AIFUL recorded a loss on interest refunds in the amount of ¥13,109 million and ¥15,240 million, respectively. AIFUL did not record any loss on interest refunds for the six months ended September 30, 2007.

*Other Increasing Credit Costs*

AIFUL expects that the transition to the new maximum interest rates will have the effect of increasing AIFUL's credit costs. As a result of the reduction of the maximum interest rates becoming effective, moneylenders, including AIFUL, are unlikely to extend further loans to borrowers with the highest internal risk ratings. Such high risk borrowers tend to have unsecured loan contracts with more than one moneylender. As a result, if such borrowers are unable to continue borrowing from moneylenders, they may default on their loans, including loans extended by AIFUL. Accordingly, any reduction of the maximum interest rate may have the effect of increasing credit costs of AIFUL during a transitional period that is expected to last at least until higher credit risk borrowers' accounts are closed. AIFUL has taken steps to anticipate a reduction in the number of its borrowers, and has made certain provisions for this potential increase in credit costs. However, AIFUL's credit losses in respect of existing loans could substantially exceed its provision for credit costs.

*AIFUL's Traditional Cost Structure is Not Viable in Light of Lower Rates*

The table below sets forth, for the periods indicated and on a consolidated basis, average yield, operating expenses and operating profit (loss) as a percentage of average total loans outstanding.

| | For the year ended March 31, | | | For the six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| Percentages of average total loans outstanding: | | | | | |
| Operating income: | | | | | |
| Average yield[1] | 23.3% | 22.7% | 21.3% | 21.6% | 20.2% |
| Other | 2.6 | 2.7 | 2.3 | 2.3 | 2.6 |
| Total operating income | 25.9 | 25.4 | 23.6 | 23.9 | 22.8 |
| Operating expenses: | | | | | |
| Financial expenses | 2.0 | 1.7 | 1.7 | 1.7 | 1.8 |
| Charge-offs and provision for doubtful accounts[2] | 7.8 | 7.7 | 16.1 | 9.5 | 7.7 |
| Other operating expenses: | | | | | |
| Loss on interest refunds and provision for losses on interest refunds[3] | – | 1.0 | 5.4 | 1.8 | 3.8 |
| Other | 9.4 | 9.2 | 8.2 | 8.4 | 7.3 |
| Total operating expenses | 19.2 | 19.6 | 31.4 | 21.4 | 20.6 |
| Operating profit (loss) | 6.7% | 5.8% | (7.8)% | 2.5% | 2.2% |

Notes:

(1) Average yield represents interest income on consumer loans divided by the average of the amount of total loans outstanding (including off-balance sheet securitized loans) at the beginning and the end of the year.

(2) Charge-offs and provision for doubtful accounts includes those related to interest refunds.

(3) Loss on interest refunds and provision for losses on interest refunds do not include charge-offs related to interest refunds.

The increase in total credit losses reflected in the above table is primarily due to an increase in interest refund-related expenses in line with the change of the audit accounting standard that became effective for the period ended September 30, 2006. This and the other information set forth in the above table illustrate the impact of interest refund-related costs on AIFUL's operating profit. When AIFUL's average yield is higher than its operating expenses, AIFUL will record an operating profit. However, if AIFUL's average yield is lower than its operating expenses, AIFUL will be unable to record operating profits.

Even without interest refunds and refund-related credit costs, AIFUL's operating profit as a percentage of average total loans outstanding for the year ended March 31, 2007 and the six months ended September 30, 2007 would have declined in comparison to those percentages recorded for the years ended March 31, 2005 and 2006 and the six months ended September 30, 2006, respectively. This is primarily due to a decrease of average yield and an increase of credit costs primarily due to an increase in delinquent receivables as a result of AIFUL's decision to voluntarily refrain from engaging in certain debt collection practices in response to administrative sanctions by the FSAJ. Over a transitional period, if AIFUL's existing allowances are inadequate, interest refunds and refund-related credit costs will adversely affect AIFUL's operating profit. Furthermore, over a transitional period, credit costs attributable to AIFUL's existing higher credit-risk customers who lose access to credit may adversely affect AIFUL's operating profit.

AIFUL's average yield will decline significantly once the reduced maximum interest rates are implemented. AIFUL's average yield for the year ended March 31, 2007 and the six months ended September 30, 2007 of 21.3% and 20.2%, respectively, will not be sustainable. Future average yields will be limited to a maximum of 18% for the large majority of AIFUL's loans and will likely be significantly lower. AIFUL's current cost structure, even before interest refunds and refund-related credit costs, will not be viable once the reduced interest rates are implemented. AIFUL will need an appropriate expense level in light of the lower average yield if AIFUL is to be profitable.

*Measures to Address Changes in the Industry*

AIFUL aspires to emerge from changes in its industry as a diversified financial services group that provides safe and reliable products at low prices to a greater number of customers. AIFUL is implementing measures to deal with the changes to its industry, including taking allowances for losses on interest refunds and doubtful accounts, to address losses from interest refunds and refund-related credit costs over a transitional

period, reforming its cost structure and reorganizing and streamlining its business group to reduce costs to levels that can support operating profitability on an ongoing basis once lower maximum interest rates are implemented and strategically positioning its businesses to target future growth.

*Measures to Address Loss on Interest Refunds and Refund-related Credit Costs over a Transitional Period*

To address losses and credit costs related to interest refund claims over a transitional period, AIFUL made substantial provisions in the year ended March 31, 2007 and the six months ended September 30, 2007. AIFUL's allowance for doubtful accounts related to interest refunds were ¥195,546 million and ¥140,611 million, and its allowance for losses on interest refunds were ¥167,153 million and ¥167,560 million, as of March 31, 2007 and September 30, 2007, respectively. If future interest refunds match AIFUL's assumptions, AIFUL will not be required to make additional provisions or record additional losses in respect of voluntary interest received in prior periods. However, interest refunds could exceed AIFUL's assumptions, and other credit costs could increase, including if borrowers who no longer meet AIFUL's credit standards are unable to repay maturing installments of loans, in which case AIFUL will need to make additional provisions in future accounting periods.

*Measures to Reduce Costs*

AIFUL is implementing measures to reduce its cost structure and reorganize and streamline the AIFUL group of companies with an objective of creating a framework for operating profitability in the new lower interest rate operating environment.

AIFUL is implementing the following initial cost structure reforms in order to reduce the price of its loan products.

- *Consolidate outlets.* The Company has reduced the number of Company outlets from 1,903 as of September 30, 2006 to 1,015 as of December 31, 2007. AIFUL has reduced the number of AIFUL outlets from 2,713 as of September 30, 2006 to 1,217 as of December 31, 2007.
- *Enhance personnel efficiency.* AIFUL initially offered voluntary retirement to up to 400 employees across all of its businesses in February and March 2007. In the consumer finance business, this was part of AIFUL's plans to reorganize its four consumer finance subsidiaries (Tryto, Wide, TCM, and Passkey), consolidate outlets, and enhance the efficiency of the collection department. The number of acceptances exceeded AIFUL's offer, with a total of 644 employees accepting early retirement as of March 31, 2007, including 241 employees in the consumer finance business, 152 employees in the small business loan business, and 251 employees in the shopping loan and credit card business. Additionally, by September 2007 AIFUL reduced its workforce by an additional 742 temporary employees, including region-specific and contract employees, through outlet consolidation and other reorganization measures.
- *Review system development and various expenses.* AIFUL is reducing system costs and expenses by optimizing system sharing within the AIFUL group, curtailing new system development, reviewing maintenance costs, reducing redundant operations, disposing of unneeded assets, and internalizing operations.
- *Remove rooftop signs.* AIFUL has reduced the number of rooftop advertisement signs from 460 to 18 signs as of December 31, 2007 and plans to remove additional rooftop signs during the process of consolidating outlets.

In addition to these initial cost structure reforms, AIFUL plans to take a number of additional steps to reorganize and streamline the AIFUL group companies to optimize allocation of the business resources of the group:

- *Reorganize four consumer finance subsidiaries, Tryto, Wide, TCM, and Passkey.* AIFUL has taken or plans to take the following steps with respect to the operations at four of its consolidated subsidiaries:
    - centralized the operations of Tryto and Wide at one location for each company by September 2007;
    - completed the transfer of some of the loan receivables of Tryto, Wide, TCM and Passkey to Life on November 30, 2007; and
    - will close 439 sales outlets of Tryto, Wide, TCM, and Passkey by the end of February 2008.

- *Consolidate small business loan subsidiary, City's.* AIFUL plans to consolidate City's sales offices, reducing the number of offices from 63 to 47. AIFUL also plans to change City's sales strategy by shifting from visitation sales to mass marketing and implementing a sales approach focused on building relationships with various partners.
- *Reorganize shopping loan (shinpan) and credit card company Life.* AIFUL plans to reorganize Life from a community-based multiple outlet organization to an organization with outlets concentrated in target commercial areas. As part of this reorganization, AIFUL will aim to reduce the number of Life offices from 69 to 11 offices and the number of Life Card outlets and LIFE Cash Plaza outlets from 217 to 127.

These cost reduction measures may not be sufficient to meet AIFUL's cost reduction goals. Moreover, even if AIFUL meets its cost reduction goals, depending on the timing of implementation of the reductions in maximum interest rates and other developments in its industry, AIFUL's operating costs may still exceed levels that would enable AIFUL to earn operating profits. As a result, AIFUL may continue to evaluate additional restructuring measures to further reduce AIFUL's operating costs, including a wide range of options for reorganizing its four consumer finance companies.

**Factors Affecting Results of Operations**

***Economic Conditions***

AIFUL's results of operations are affected by general economic conditions in Japan. The Japanese economy has been experiencing a sustained recovery from recessionary conditions since 2003. Favorable economic conditions stimulate consumer spending, which has a positive effect on new loan origination. Favorable economic conditions also increase household income, which tends to reduce the rate of personal bankruptcies, consequently reducing AIFUL's credit costs. On the other hand, the sustained economic recovery has resulted in increases in interest rates, which adversely affect AIFUL's cost of funds.

Japan's gross domestic product grew by 2.4% and 2.3% in real terms in the years ended December 31, 2005 and 2006, respectively, and grew by 3.3%, shrunk by 1.8% and grew by 1.5% in each of the three quarters ended September 30, 2007. According to the Ministry of Internal Affairs and Communications, the Japanese average unemployment rate was 4.4%, 4.1% and 3.9% for the years ended December 31, 2005, 2006 and 2007, respectively. Personal bankruptcy applications peaked at 239,451 in the year ended March 31, 2004 and have since been on the decline, with 160,634 applications reported in the year ended March 31, 2007.

Concerns currently exist related to the effects of the sub-prime mortgage crisis in the United States on the Japanese and international financial markets, as well as on the Japanese economy generally. It is unclear how seriously the sub-prime mortgage crisis will affect the Japanese economy and consumer finance industry. Generally, a slowdown in economic growth results in increased borrowings as consumers look to meet their short-term cash needs. However, in the longer-term, poor economic conditions generally result in a reduction in loan originations as consumers begin to limit their personal consumption and in greater credit losses as more customers struggle to meet their repayment obligations.

***Mergers and Acquisitions***

AIFUL's results of operations have been materially affected in recent years by its mergers and acquisitions activity. In particular, the acquisition of Life in March 2001 has led to significant growth in AIFUL's income and expenses in subsequent periods. Life was purchased after it emerged out of corporate reorganization proceedings. By refocusing Life's resources on more profitable businesses, improving credit authorization procedures and reducing costs, the Company has turned Life into a significant contributor to AIFUL's results of operations.

The acquisitions of City's in October 2002, New Frontier Partners, Co., Ltd. ("New Frontier Partners") in March 2004 and Wide in June 2004 have also contributed to AIFUL's results of operations. In February 2005, the Company completed its acquisition of TCM, which had been undergoing corporate reorganization proceedings. TCM emerged from corporate reorganization proceedings in March 2005. Also in March 2005, the Company acquired Passkey, a consumer finance company with operations in Hokkaido, Japan.

***Income***

AIFUL's income consists principally of income from interest on loans, particularly unsecured loans to individuals. Income from interest on loans, which includes unsecured loans to individuals, secured loans and small business loans, accounted for 89.5% and 89.6% of total income for the years ended March 31, 2006 and 2007, respectively, and 88.9% of total income for the six months ended September 30, 2007. Income from

interest on unsecured loans to individuals accounted for 73.9% and 74.8% of total income for the years ended March 31, 2006 and 2007, respectively, and 75.2% of total income for the six months ended September 30, 2007. The principal determinants of income from interest on loans are the average interest rate on outstanding loans, the number of loan accounts and the outstanding loan balance per account.

AIFUL derives a portion of its income from interest on per-item shopping loans and from interest on credit card shopping loans and loan guarantees. For the year ended March 31, 2006, interest on per-item shopping loans, interest on credit card shopping loans and loan guarantees accounted for 3.2%, 2.1% and 1.6% of total income, respectively. For the year ended March 31, 2007, they accounted for 2.6%, 2.5% and 1.8% of total income, respectively, and for the six months ended September 30, 2007, interest on per-item shopping loans, interest on credit card shopping loans and loan guarantees accounted for 1.8%, 3.3% and 2.0% of total income, respectively.

AIFUL's income also includes recovery of loans previously charged off and other income. For the year ended March 31, 2006, recovery of loans previously charged off and other income accounted for 1.6% and 1.9% of total income, respectively. For the year ended March 31, 2007, they accounted for 0.8% and 2.6% of total income, respectively, and for the six months ended September 30, 2007, recovery of loans previously charged off and other income accounted for 1.1% and 2.6% of total income, respectively.

The following table sets forth the average interest rates on AIFUL's outstanding loans by type of loan for the periods indicated:

| | For the year ended March 31, | | For the six months ended September 30, | |
|---|---|---|---|---|
| | 2006 | 2007 | 2006 | 2007 |
| **Average interest rate:** | | | | |
| Unsecured loans | 24.3% | 23.1% | 23.4% | 22.1% |
| Secured loans | 15.8 | 13.4 | 13.8 | 12.3 |
| Small business loans | 20.8 | 18.8 | 19.3 | 16.2 |
| Credit card shopping loans | 12.5 | 11.7 | 11.9 | 12.1 |
| Per-item shopping loans | 9.3 | 8.8 | 8.9 | 8.0 |
| Total loans outstanding | 21.6% | 20.4% | 20.7% | 19.6% |

Note:

(1) With respect to each year and loan type, the average interest rate earned is calculated by dividing the amount of interest accrued by the average of the amounts of loans outstanding (including off-balance sheet securitized loans) at the beginning and the end of the year.

The average interest rate on AIFUL's total loans outstanding (including off-balance sheet securitized loans) decreased from 21.6% for the year ended March 31, 2006 to 20.4% for the year ended March 31, 2007 and from 20.7% for the six months ended September 30, 2006 to 19.6% for the six months ended September 30, 2007. The decrease was primarily due to AIFUL's efforts to retain quality customers by offering low interest rate products.

Beginning on December 18, 2006, the Company started to offer loan products with lower interest rates to its customers who maintain good credit standing. In addition, from August 1, 2007, the Company began to offer new loan applicants interest rate loan products that comply with the limits of the Interest Rate Restriction Law. Furthermore, Life started to offer customers holding its gold cards lower interest rate loan products that comply with the limits of the Interest Rate Restriction Law and plans to offer such lower interest rate products to additional customers. As of March 31, 2007, 10.7% of the Company's outstanding unsecured loan balance and 10.1% of unsecured loan accounts bore annual interest rates of less than 20%. As of September 30, 2007, 16.0% of the Company's outstanding unsecured loan balance and 15.2% of unsecured loan accounts bore annual interest rates of less than 20%.

The total number of AIFUL's loan accounts decreased during the year ended March 31, 2007 due to a decrease in new customers caused primarily by AIFUL voluntarily ceasing television advertisements and tightening credit standards in response to the changes in laws governing the consumer finance industry. The total number of AIFUL's loan accounts continued to decrease during the six months ended September 30, 2007 due to the tightening of credit standards. New loan accounts increased in the year ended March 31, 2005, reflecting an improvement in economic conditions and the effects of the acquisition of Wide, but leveled off in the year ended March 31, 2006. The number of AIFUL's loan accounts may be negatively affected as a result of declines in household income, public concerns about unemployment and other negative macroeconomic factors and if intensification of competition persist.

The average outstanding balance on AIFUL's loan accounts declined in the most recent fiscal year and six-month period, after growing in prior periods. In the year ended March 31, 2007 and six months ended September 30, 2007, the average outstanding balance per loan account on AIFUL's unsecured, secured and small business loan accounts, including off-balance sheet loans, declined 2.3% and 3.2% in comparison with the corresponding previous period, after such balance had previously grown in the years ended March 31, 2005 and 2006 by 1.8% and 3.7%, respectively. The decline in 2007 in the average outstanding balance on AIFUL's loan accounts was due primarily to a tightening of AIFUL's credit standards, reduced advertising by AIFUL and a decrease in new customers. In contrast, the prior growth in 2005 and 2006 in average outstanding balance on AIFUL's loan accounts primarily reflected increases in the number of creditworthy customers eligible for higher credit limits on unsecured loans and a recovery in the economy that allowed for a loosening of credit standards for unsecured loans, that was partially offset by minimal to negative growth in the average outstanding balances on secured loans.

In the year ended March 31, 2007 and the six months ended September 30, 2007, the total balance of outstanding loans (including off-balance sheet loans) decreased 11.1% and 15.6% in comparison with the corresponding previous period based on both a decrease in the total number of accounts and a decrease in the average outstanding balances on loan accounts. These decreases reflect a reversal of the trend from March 31, 2005 to March 31, 2006, during which increases in the total number of loan accounts and, to a lesser extent, increases in average outstanding balances on loan accounts caused AIFUL's total balance of loans outstanding to increase. In the years ended March 31, 2005 and March 31, 2006, the balances of AIFUL's total loans outstanding (including off-balance sheet loans) had increased by 9.8% and 6.5%, respectively, in each case as compared to the balance at the end of the previous year. The increase in the year ended March 31, 2006 was largely a result of growth in small business loans and credit card shopping loans along with credit standards in the unsecured loan market returning to more normal levels.

The principal determinants of income from AIFUL's per-item shopping loans and credit card shopping loans are the average interest rate on such products, the number of account holders or cardholders and the outstanding balance per account. The number of credit card holders increased to 14.1 million as of March 31, 2007 and 14.5 million as of September 30, 2007. As for credit card shopping loans, average interest rates decreased in the year ended March 31, 2007, while such rates increased in the six months ended September 30, 2007 and the average outstanding balances per account increased. The decrease in average interest rates for credit card shopping loans is primarily due to an increase in the use of loans to pay public fees which have low franchise commissions and fee rates. The increase in the average outstanding balances per account reflects an increase in the use of credit cards for the payment of public utility charges by current cardholders. As for per-item shopping loans, both average interest rates and average outstanding balances per account decreased. The decrease in average interest rates of per-item shopping loans is primarily due to decreases in certain types of third-party member merchant transactions that have high interest rates. The decrease in the balance of loans outstanding reflects AIFUL's adoption of stricter standards for engaging in business with third-party vendors. The principal determinants of income from loan guarantees are the outstanding principal amounts being guaranteed and the average interest rates charged. Income from interest on loan guarantees has increased in recent periods due primarily to an increase in the annual average principal amount of guarantees outstanding. However, AIFUL experienced a decrease in income from interest on loan guarantees during the six months ended September 30, 2007 due to the decrease in the amount of unsecured and small business loans made by banks and other financial institutions.

AIFUL's total income dropped significantly in the year ended March 31, 2007 and in the six months ended September 30, 2007 after it had grown in the years ended March 31, 2005 and 2006.

AIFUL believes the aggregate balance of consumer credit loans in Japan will decline due primarily to the pending reduction of maximum interest rates which has required AIFUL and others in the industry to tighten credit standards for new loans, thereby reducing new loan customers. AIFUL also expects the aggregate balance of consumer credit loans in Japan to be adversely affected by the introduction of an upper limit on aggregate borrowings from all non-bank moneylenders by an individual in excess of which non-bank moneylenders may not extend further loans. AIFUL's ability to generate income will be subject to a variety of factors, including, among others:

- expected losses due to refund of "voluntary" interest and credit losses;
- changes in the overall market for consumer credit, particularly for unsecured consumer loans;
- ability to originate new customer accounts and loans in the face of a changing regulatory environment;
- legal limits on lending and on interest rates that AIFUL is permitted to charge;
- competition from other lenders;

- the success of AIFUL's efforts to broaden its earnings base; and
- general economic conditions in Japan.

*Expenses*

AIFUL's principal expenses consist of charge-offs and provision recorded for allowance for doubtful accounts, provision recorded for allowance for losses on interest refunds, interest on borrowings, salaries and other employees' benefits, advertising expenses, rental expenses and commissions and fees.

*Charge-offs and provision for doubtful accounts (other than those related to interest refund claims).* The primary factor affecting charge-offs and provision for doubtful accounts (other than related to interest refund claims) is the creditworthiness of AIFUL's customers. One prominent indicator of consumer credit quality is the number of personal bankruptcies in Japan. The number of personal bankruptcies in Japan grew from 160,419 cases in calendar 2001 to 242,377 cases in calendar 2003, but, due to the improving Japanese economy, personal bankruptcies declined to 211,402 cases in calendar 2004, 184,294 cases in calendar 2005 and 165,932 cases in calendar 2006. Despite this trend and the decrease in outstanding loans in the year ended March 31, 2007 and the six months ended September 30, 2007, charge-offs and provision for doubtful accounts (other than provision for doubtful accounts related to interest refund claims) were ¥251,829 million in the year ended March 31, 2007 and ¥71,825 million in the six months ended September 30, 2007, due to an increase in delinquent receivables as a result of AIFUL's decision to voluntarily refrain from engaging in certain debt collection practices in response to administrative sanctions by the FSAJ.

*Charge-offs, losses and provisions related to interest refunds.* As a result of recent adverse court decisions, including from the Supreme Court of Japan, and an increase in the level of intervention by lawyers and other qualified legal professionals, AIFUL has seen a substantial increase in the number and amount of interest refund claims from its customers. AIFUL began providing for such claims beginning in the year ended March 31, 2006. See "—Critical Accounting Policies—Allowances Related to Losses on Interest Refunds". The table below sets out AIFUL's expenses related to charge-offs and provision for doubtful accounts and interest refund claims in the years ended March 31, 2005, 2006 and 2007 and the six months ended September 30, 2006 and 2007.

| | For the year ended March 31, | | | For the six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | (Millions of yen) | | | | |
| Charge-offs and provision for doubtful accounts[(1)] | ¥155,466 | ¥166,047 | ¥447,375 | ¥210,921 | ¥ 73,192 |
| Loss on interest refunds | – | 13,109 | 15,240 | – | – |
| Provision for losses on interest refunds | – | 21,074 | 167,148 | 88,656 | 35,962 |
| Total | ¥155,466 | ¥200,230 | ¥629,763 | ¥299,577 | ¥109,154 |

Note:

(1) Charge-offs and provision for doubtful accounts includes those related to interest refunds. For the six months ended September 30, 2007, charge offs and provisions for doubtful accounts related to interest refunds was ¥36,652 million. Comparable data for the years ended March 31, 2005, 2006 and 2007, and the six months ended September 30, 2006, are not available.

AIFUL experienced actual payouts of interest refunds (excluding amounts charged-off against existing loans) of ¥4,154 million, ¥13,109 million and ¥36,308 million, respectively, in the years ended March 31, 2005, 2006 and 2007, respectively. In addition, AIFUL experienced payouts of interest refunds of ¥13,977 million and ¥35,555 million in the six months ended September 30, 2006 and 2007, respectively. The table below sets forth for the months indicated the amount of interest refunds made (excluding amounts charged-off against existing loans).

| | For the year ended March 31, 2007 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Apr. | May | Jun. | Jul. | Aug. | Sep. | Oct. | Nov. | Dec. | Jan. | Feb. | Mar. |
| | (Billions of yen) | | | | | | | | | | | |
| Interest refunds[(1)]: | | | | | | | | | | | | |
| Amount | ¥1.7 | ¥1.7 | ¥2.4 | ¥2.5 | ¥2.8 | ¥2.6 | ¥2.7 | ¥3.2 | ¥3.8 | ¥3.3 | ¥4.0 | ¥5.2 |

Note:

(1) These amounts exclude charge-offs related to interest refunds.

| | For the year ending March 31, 2008 (up through December 31, 2007) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Apr. | May | Jun. | Jul. | Aug. | Sep. | Oct. | Nov. | Dec. |
| | (Billions of yen) | | | | | | | | |
| Interest refunds[1]: | | | | | | | | | |
| Amount | ¥4.7 | ¥5.6 | ¥5.6 | ¥5.4 | ¥5.8 | ¥5.1 | ¥6.5 | ¥6.4 | ¥5.8 |

Note:

(1) These amounts exclude charge-offs related to interest refunds.

As discussed above, personal bankruptcy applications peaked at 242,377 in calendar year 2003 and have since been declining, while intervention by lawyers and other qualified legal professionals has been on the rise. From the year ended March 31, 2005 to the six months ended September 30, 2007, on a non-consolidated basis, the proportion of unsecured loan losses caused by intervention by lawyers and other qualified legal professionals increased from 33.1% to 48.5%, while over the same period, the proportion of unsecured loan losses caused by personal bankruptcy decreased from 35.6% to 11.8%. The increase in unsecured loan losses from March 31, 2006 to September 30, 2007 is attributable to the increase in interest refunds and AIFUL's decision to voluntarily refrain from engaging in certain debt collection activities in response to administrative sanctions by the FSAJ.

The table below sets forth, for the periods indicated, a breakdown by cause of AIFUL's total loan losses (including losses from interest refunds) for unsecured loans on a non-consolidated basis.

| | For the year ended March 31, | | | | | | For the six months ended September 30, | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2005 | | 2006 | | 2007 | | 2006 | | 2007 | |
| | (Millions of yen, except for percentages) | | | | | | | | | |
| **Breakdown by cause of loan losses for unsecured loans:** | | | | | | | | | | |
| Personal bankruptcy | ¥28,941 | 35.6% | ¥25,681 | 31.9% | ¥ 21,770 | 18.3% | ¥11,414 | 22.5% | ¥ 8,858 | 11.8% |
| Intervention by lawyers or courts | 26,856 | 33.1 | 31,947 | 39.6 | 51,824 | 43.5 | 19,898 | 39.2 | 36,425 | 48.5 |
| Loss of contact, etc. | 15,233 | 18.8 | 12,109 | 15.0 | 12,013 | 10.1 | 7,403 | 14.6 | 6,366 | 8.5 |
| Other | 10,161 | 12.5 | 10,868 | 13.5 | 33,478 | 28.1 | 11,968 | 23.6 | 23,392 | 31.2 |
| Total loan losses | ¥81,193 | 100% | ¥80,606 | 100% | ¥119,087 | 100% | ¥50,684 | 100% | ¥75,044 | 100% |

*Interest expenses.* Interest on borrowings is affected by the amount of AIFUL's borrowings and, to a lesser extent, fluctuations in market interest rates. Because AIFUL finances a significant part of its operations with long-term borrowings at fixed rates or with borrowings accompanied by interest rate caps or swaps, the potential impact of increases in market interest rates in the intermediate-term is limited. However, because such interest rate caps and swaps apply only to a portion of AIFUL's floating-rate borrowings and debt and because their maturities are not necessarily equivalent to those of such borrowings and debt, AIFUL's results of operations may be adversely affected by increases in market interest rates. In recent periods, the average rate of interest on borrowings, without giving effect to interest rate caps and swaps, decreased from 1.60% in the year ended March 31, 2005 to 1.55% in the year ended March 31, 2006, subsequently increased to 1.80% in the year ended March 31, 2007 and to 1.87% in the six months ended September 30, 2007. Despite the increase in average rate of interest on borrowings, interest on borrowings decreased by ¥900 million, or 2.7%, to ¥32,898 million in the year ended March 31, 2007 compared to the prior fiscal year, and decreased by ¥710 million, or 4.3%, to ¥15,779 million in the six months ended September 30, 2007 compared to the corresponding period of the prior fiscal year, due to a decrease in the amount of AIFUL's total borrowings outstanding. AIFUL had been able to keep interest payments low by procuring funds at a low cost by issuing corporate bonds and through securitization transactions. However, AIFUL expects interest rates to continue to rise and, therefore, its future funding costs to rise.

The following table sets forth the average rate paid, without giving effect to interest rate caps and swaps, on AIFUL's total borrowings for the periods indicated:

| | For the year ended March 31, | | | For the six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (%) | | |
| Average interest rate paid on total borrowings | 1.60 | 1.55 | 1.80 | 1.61 | 1.87 |

AIFUL maintained interest rate caps and swaps with notional principal amounts totaling ¥332,500 million and ¥237,633 million, respectively, as of March 31, 2007, and ¥332,500 million and ¥216,413 million, respectively, as of September 30, 2007. As of March 31, 2005, 2006 and 2007 and September 30, 2007, when giving effect to interest rate caps and swaps, AIFUL's ratio of fixed rate debt to total borrowings amounted to 81.7%, 77.2%, 81.8% and 81.2%, respectively.

In the years ended March 31, 2005 and 2006, salaries and other employees' benefits increased, primarily reflecting an increase in the number of employees due to acquisitions of subsidiaries. However, in the year ended March 31, 2007 and the six months ended September 30, 2007, salaries and other employees' benefits decreased slightly compared to the corresponding period of the prior year due to a general decrease in the number of employees hired and the reduction in personnel through a voluntary retirement program. AIFUL expects these expenses to further decrease in the year ending March 31, 2008 as it benefits from a full year of reduced employee headcount and the planned reduction in the number of temporary employees. See "—Overview—Measures to Address Changes in the Industry—Measures to Reduce Costs". Advertising expenses decreased by ¥12,944 million, or 46.2%, in the year ended March 31, 2007 and by ¥5,156 million, or 56.8%, in the six months ended September 30, 2007, each compared to the corresponding period of the prior year. The decrease in advertising expenses was primarily the result of voluntarily refraining from advertising on television.

## Critical Accounting Policies

### *Allowances Related to Losses on Interest Refunds*

The maximum interest rates are regulated by two laws—the Contributions Law and the Interest Rate Restriction Law. Under the former law, interest rates on loans should not exceed 29.2% and the violation of this law is subject to a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts of less than ¥100 thousand, 18% for principal amounts of ¥100 thousand or more but less than ¥1 million and 15% for principal amount of ¥1 million or more) are void. However, under the Moneylending Business Law, such interest payments are nonetheless considered to be valid if money lenders issue notes as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments. See "Business—Regulation and Supervision".

In March 2006, the JICPA issued a report requiring moneylenders to make an accounting allowance for losses on interest refunds for interest payments for interest rates that exceeded the maximum interest rates set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries lend money at rates between the limit set by the Contribution Law and the Interest Rate Restriction Law, and had previously charged refund costs to income as incurred under "other expenses" in its statements of operations. However, the growing number of lawsuits against the Company and certain consolidated subsidiaries increased the materiality of the financial effects of interest refunds, so the Company and certain consolidated subsidiaries decided to record an allowance ("allowance for losses on interest refunds") for prospective interest refunds from the fiscal year ended March 31, 2006. See "Risk Factors—Risk Factors Relating to AIFUL's Business—AIFUL's provisions and allowances for losses on interest refunds may be inadequate". In December 2006, the Japanese Diet adopted amendments which provide, *inter alia*, that the maximum interest rates will be reduced to the legal limit on interest rates set by the Interest Rate Restriction Law as referred to above. See "Business—Regulation and Supervision".

In the year ended March 31, 2006, the allowance for losses on interest refunds was stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience and the situation at that time regarding interest refunds. The effect of this allowance was to increase current liabilities as of March 31, 2006 by ¥21,074 million and to decrease income before income taxes and minority interests for the year ended March 31, 2006 by the same amount.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No. 37 "Audit Guidelines for Consumer Finance Companies' Recording of Allowance for Losses arising from Interest Refunds", which became applicable to AIFUL beginning in its six-month accounting period ended September 30, 2006. The new audit guideline requires allowances for interest refunds to be made in closer approximation of a company's total exposure to interest refund claims by multiplying (i) the number of accounts outstanding for each of three borrower account categories (normal accounts, past due accounts and paid-off and/or charged-off accounts), (ii) the actual incurring rate of interest refunds over an appraisal period, which varies based on the borrower account category, and (iii) the average amount of the interest refunds, and then making necessary adjustments based on management expectations.

In accordance with these new JICPA guidelines, AIFUL changed the method of estimating its anticipated losses on interest refund and the manner in which it accounts for these anticipated losses beginning in its six-month accounting period ended September 30, 2006. Under the new accounting method, AIFUL records an "allowance for doubtful accounts" in an amount equal to the estimated remaining loan amount outstanding (i.e., the amount estimated to be outstanding at the time of recognition of the interest refund claim), if any, which is in turn reflected on AIFUL's statements of income as part of its "charge-offs and provision for doubtful accounts". With respect to any amounts in excess of the remaining loan amount outstanding, AIFUL records an "allowance for losses on interest refunds", which is then reflected on AIFUL's statements of income under "provision for losses on interest refunds". As of September 30, 2007, AIFUL's allowance for doubtful accounts was equal to ¥321,744 million, of which ¥140,611 million was related to anticipated interest refunds claims, and its allowance for losses on interest refunds was equal to ¥167,560 million. In the year ended March 31, 2007 and the six months ended September 30, 2007, AIFUL recorded charge-offs and provision for doubtful accounts in the amount of ¥447,375 million and ¥73,192 million, respectively, and a provision for losses on interest refunds in the amount of ¥167,148 million and ¥35,962 million, respectively.

*Allowance for Doubtful Accounts*

AIFUL recognizes a provision for doubtful accounts as an expense and records a corresponding allowance on the balance sheet. The amount of the allowance recorded represents management's estimate of probable losses inherent in AIFUL's loan portfolio, including allowances for doubtful accounts related to interest refunds (see "—Allowances Related to Losses on Interest Refunds"). For the allowances for doubtful accounts other than those related to interest refunds, this evaluation process is subject to numerous management estimates and judgments. In determining the appropriate amount of allowance for doubtful accounts, management considers the following principal factors:

- the nature and characteristics of obligors;
- current economic conditions and trends;
- prior charge-off experience;
- current delinquencies and delinquency trends; and
- the value of underlying collateral and guarantees, if any.

*Allowance for Losses from Business Restructuring*

AIFUL records an allowance for losses from business restructuring based on an estimate of the amount of future costs related to closure of outlets and other restructuring activities.

*Derivatives and Hedging Activities*

AIFUL uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps, interest rate caps and currency swap contracts are utilized by AIFUL to reduce interest rate and foreign currency exchange risks. AIFUL does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of income or expense, and for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swap contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar denominated straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap or cap agreements is recognized and included in interest expense or income.

## Recent Changes in Accounting Standards

In addition to the changes in accounting standards related to interest refunds as discussed under "—Critical Accounting Policies—Allowances Related to Losses on Interest Refunds" and "—Critical Accounting Policies—Allowance for Doubtful Accounts", the Company's consolidated financial statements included in this Offering Circular reflect the following recent changes in accounting standards:

### *Presentation of Equity*

On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

### *Statement of Changes in Equity*

On December 27, 2005, the ASBJ published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. Previously, the statements of retained earnings were required to be disclosed, but the statements of shareholders' equity was voluntarily prepared in line with international accounting practices. Under the new accounting standard, the statement of shareholders' equity is now required under Japanese GAAP and has been renamed the statement of changes in equity.

### *Impairment of Fixed Assets*

In August 2002, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the ASBJ issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company has adopted such accounting standard effective as from the fiscal period beginning on April 1, 2005. As a result of such adoption, AIFUL recorded an impairment loss of ¥744 million on its real-estate holdings for the year ended March 31, 2006 and recorded an impairment loss of ¥6,805 million for the year ended March 31, 2007. No impairment loss was recorded for the six months ended September 30, 2007.

### *Business Combination*

In October 2003, the BAC issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations. These new accounting pronouncements became effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT CORPORATION ("id CREDIT") and NET ONE CLUB CORPORATION ("NET ONE CLUB"), which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the new accounting standard for business combinations was applied.

## Recent Developments

On January 30, 2008, AIFUL announced its unaudited consolidated financial results as of, and for the nine months ended, December 31, 2007. The information as of, and for the nine months ended, December 31, 2006 and 2007 set forth below (except for certain Other Statements of Income Data) has been primarily extracted

without material adjustment from such unaudited consolidated financial results published by the Company in Japanese and translated into English. The information as of, and for the year ended, March 31, 2007 (except for the Overdue Loans table) has been primarily summarized and translated into English from the audited consolidated financial statements derived from the Company's annual securities report published in Japanese on June 28, 2007. The English translations of AIFUL's unaudited consolidated financial results as of, and for the nine months ended, December 31, 2006 and 2007 have not been reclassified or rearranged in order to present them in a form which is more familiar to readers outside Japan and the information on AIFUL's audited annual consolidated financial results as of, and for the year ended, March 31, 2007 is also set forth below without such reclassifications or rearrangements in order to provide readers with a basis for comparison.

In preparing its unaudited consolidated financial results as of, and for the nine months ended, December 31, 2006 and 2007, AIFUL has not made all of the reclassification estimates and adjustments that would typically be made in preparing its annual consolidated financial statements. This affects the comparability of the loans receivable, charge-offs of loans and provision for doubtful accounts for the nine months ended December 31, 2007 and for the year ended March 31, 2007. As a result, the unaudited quarterly financials included below may not be directly comparable with AIFUL's annual consolidated financial statements. See "Risk Factors—Risk Factors Relating to AIFUL's Business—The unaudited quarterly financial information included in this Offering Circular may not be reliable as an indicator of AIFUL's past or future results of operations or financial condition".

As a result of the foregoing, the line items in AIFUL's unaudited consolidated financial results as of, and for the nine months ended, December 31, 2006 and 2007 set forth below are not directly comparable to the line items in its audited consolidated and non-consolidated financial statements as of, and for the years ended, March 31, 2005, 2006 and 2007 contained elsewhere in this Offering Circular. In addition, certain amounts set forth below as of, and for the year ended, March 31, 2007 may differ from the corresponding amounts in AIFUL's audited consolidated financial statements as of, and for the year ended, March 31, 2007 contained elsewhere in this Offering Circular due to differences in rounding.

***Results of Operations for the Nine Months Ended December 31, 2006 and 2007***

| | Year ended March 31, | Nine months ended December 31, | |
|---|---|---|---|
| | 2007 | 2007 | 2006 |
| | | (Unaudited) | |
| | (Millions of yen) | | |
| Operating revenue: | | | |
| Interest on loans | ¥ 448,662 | ¥277,309 | ¥ 346,268 |
| Interest on credit card shopping loans | 12,754 | 11,090 | 9,501 |
| Interest on per-item shopping loans | 12,998 | 5,559 | 10,456 |
| Interest on loan guarantees | 9,186 | 6,473 | 6,958 |
| Other | 15,430 | 14,239 | 11,668 |
| Total operating revenue | 499,031 | 314,672 | 384,853 |
| Operating expense | 662,832 | 283,063 | 361,420 |
| Operating income (loss) | (163,801) | 31,609 | 23,432 |
| Non-operating income (expense), net | 709 | 588 | 492 |
| Extraordinary income (loss), net | (209,170) | 49 | (175,169) |
| Income (loss) before income taxes and minority interests | (372,262) | 32,246 | (151,243) |
| Income taxes | 40,529 | 1,542 | 34,797 |
| Minority interests in net income (loss) | (1,540) | 111 | 374 |
| Net income (loss) | ¥(411,250) | ¥ 30,591 | ¥(186,414) |
| **Other Statements of Income Data:** | | | |
| Interest on borrowings | ¥ 24,980 | ¥ 17,332 | ¥ 18,867 |
| Interest on bonds | 7,916 | 6,061 | 5,845 |
| Credit costs(1) | 340,364 | 112,195 | 164,239 |
| Interest refund costs(2) | | | |
| Loss on interest refunds | 15,239 | – | 2,314 |
| Provision for losses on interest refunds | 97,836 | 43,673 | 33,795 |
| Total | ¥ 486,336 | ¥179,262 | ¥ 225,061 |

Notes:

(1) Credit costs include charge-offs related to interest refunds.

(2) Interest refund costs exclude charge-offs related to interest refunds included in credit costs.

*Operating revenue.* Consolidated operating revenue decreased by ¥70,181 million, or 18.2%, from ¥384,853 million in the nine months ended December 31, 2006 to ¥314,672 million in the nine months ended December 31, 2007. Consolidated operating revenue decreased primarily as a result of a decrease in interest on loans to customers largely due to a decline in the average interest rate charged on loans to customers following recent amendments to laws governing maximum interest rates and an increase in the credit quality of new accounts, factored against a decline in the average outstanding loan balance. AIFUL's balance of outstanding loans has steadily declined from ¥2,067,134 million as of December 31, 2006 to ¥1,985,263 million as of March 31, 2007 and ¥1,730,135 million as of December 31, 2007. The declining loan balance is largely the result of the significant decline in the number of new accounts opened following AIFUL's implementation of tighter credit standards, combined with natural retirement of existing accounts, which led to an overall decline in customer accounts from 3.7 million as of December 31, 2006 to 3.5 million as of March 31, 2007 and 3.2 million as of December 31, 2007.

*Operating expenses.* Consolidated operating expenses decreased by ¥78,357 million, or 21.7%, from ¥361,420 million in the nine months ended December 31, 2006 to ¥283,063 million in the nine months ended December 31, 2007. Consolidated operating expenses for the period include ¥112,195 million, or 39.6%, in credit costs, ¥34,027 million, or 12.0%, in personnel expenses, ¥25,233 million, or 8.9%, in financial expenses, ¥5,585 million, or 2.0%, in advertising expenses and ¥17,142 million, or 6.1%, in commissions paid. In addition to a decrease in operating expenses through AIFUL's implementation of cost cutting measures, credit costs decreased by ¥52,044 million, or 31.7%, from ¥164,239 million in the nine months ended December 31, 2006 to ¥112,195 million in the nine months ended December 31, 2007. The decrease was due primarily to a decrease in transfers to allowances for doubtful accounts. A ¥618 million write-down of consolidation adjustment account accrued upon the purchase of Life in 2001 was also recorded as an operating expense.

*Operating income.* As a result of the foregoing, AIFUL's consolidated operating income increased by ¥8,176 million, or 34.9%, from ¥23,432 million in the nine months ended December 31, 2006 to ¥31,609 million in the nine months ended December 31, 2007.

*Non-operating income.* AIFUL's non-operating income (net of non-operating expenses) increased by ¥95 million, or 19.3%, from ¥492 million in the nine months ended December 31, 2006 to ¥588 million in the nine months ended December 31, 2007 due to an increase in dividend revenues.

*Income taxes.* Income taxes decreased by ¥33,255 million, or 95.6%, from ¥34,797 million in the nine months ended December 31, 2006 to ¥1,542 million in the nine months ended December 31, 2007. The decrease primarily reflected, among other things, the fact that AIFUL does not exclude from taxable income certain expenses related to interest refunds and such expenses were significantly higher in the nine months ended December 31, 2006 compared to the nine months ended December 31, 2007.

*Net income (loss).* As a result of the foregoing, AIFUL generated consolidated net income of ¥30,591 million in the nine months ended December 31, 2007 after incurring a consolidated net loss of ¥(186,414) million in the nine months ended December 31, 2006.

***Balance Sheet Data***

| | As of March 31, | As of December 31, | |
|---|---|---|---|
| | 2007 | 2007 | 2006 |
| | | (Unaudited) | |
| | (Millions of yen) | | |
| Loans[1]: | | | |
| Unsecured loans | ¥1,537,904 | ¥1,329,441 | ¥1,595,554 |
| Secured loans | 291,716 | 255,755 | 309,761 |
| Small business loans | 155,642 | 144,939 | 161,818 |
| Total | 1,985,263 | 1,730,135 | 2,067,134 |
| Allowance for doubtful accounts[2] | (407,573) | (334,016) | (295,358) |
| Total assets | 2,214,559 | 2,036,435 | 2,506,808 |
| Obligation under loan guarantees | 141,929 | 132,580 | 145,682 |
| Short-term borrowings | 91,370 | 171,270 | 99,680 |
| Current portion of bonds | 72,000 | 64,000 | 44,000 |
| Current portion of long-term debt | 332,241 | 297,253 | 364,324 |
| Total current liabilities | 743,389 | 762,341 | 783,393 |
| Bonds (less current portion) | 424,100 | 389,100 | 443,100 |
| Long-term debt (less current portion) | 610,551 | 442,556 | 680,658 |
| Allowance for losses on interest refunds | 167,153 | 153,982 | 103,189 |
| Total long-term liabilities | 1,214,025 | 995,443 | 1,239,543 |
| Total equity | 257,145 | 278,649 | 483,871 |

Notes:

(1) Loan figures do not include loans related to doubtful accounts, but do include off-balance sheet securitized loans.

(2) Includes allowances recorded under current assets and investments and other assets.

*Total assets.* Total assets decreased by ¥178,124 million, or 8.0%, from ¥2,214,559 million as of March 31, 2007 to ¥2,036,435 million as of December 31, 2007. This decrease resulted primarily from a decrease in total loans of ¥255,127 million, or 12.9%, from ¥1,985,263 million as of March 31, 2007 to ¥1,730,135 million as of December 31, 2007 due to a decrease in new customers following AIFUL's implementation of tighter credit standards.

*Total current liabilities.* Total current liabilities increased by ¥18,952 million, or 2.5%, from ¥743,389 million as of March 31, 2007 to ¥762,341 million as of December 31, 2007. This increase resulted primarily from the increase in short-term debt through AIFUL drawing on its existing committed lines of credit in order to, in large part, demonstrate to the market that AIFUL's commitment lines are available to it.

*Total long-term liabilities.* Total long-term liabilities decreased by ¥218,582 million, or 18.0%, from ¥1,214,025 million as of March 31, 2007 to ¥995,443 million as of December 31, 2007. This decrease resulted from a decrease in funding requirements that resulted from a decrease in total loans by AIFUL to customers.

*Average interest rate.* The average interest rate as of December 31, 2007 on unsecured loans is 21.8%, on secured loans is 12.1% and on small business loans is 16.1%.

### *Overdue Loans*

The table below sets forth, as of the dates indicated, the aggregate amount of overdue loans, including non-accrual loans, outstanding (not including loans charged off) of the Company on a non-consolidated basis. For a description of each type of overdue loans described below, see "Business—Delinquent Accounts—Overdue Loans".

| | As of March 31, | As of December 31, | |
|---|---|---|---|
| | 2007 | 2007 | 2006 |
| | | (Unaudited) | |
| | (Millions of yen) | | |
| Loans in legal bankruptcy | ¥ 36,936 | ¥ 40,227 | ¥ 32,530 |
| Non-accrual loans | 142,932 | 141,595 | 140,801 |
| Accruing loans contractually past due for three months or more as to principal or interest payments | 20,362 | 16,970 | 21,974 |
| Restructured loans | 37,903 | 40,269 | 36,279 |
| Total | ¥238,133 | ¥239,061 | ¥231,584 |

## Outlook

AIFUL previously announced estimates with respect to its results of operations for the year ending March 31, 2008 in accordance with the rules of the Tokyo Stock Exchange. AIFUL's estimates forecast that operating revenues for the three months ending March 31, 2008 will continue to decrease in a manner similar to the decrease experienced in the three months ended December 31, 2007. With respect to its operating income and net income, AIFUL achieved levels during the nine months ended December 31, 2007 which are close to its estimated amounts for the full year ending March 31, 2008. The Tokyo Stock Exchange rules require a company listed on the exchange to announce revised estimates if the company revises its original estimates and if the revised estimates deviate from the original estimates by more than certain prescribed percentages. Despite the level of operating income and net income achieved during the nine months ended December 31, 2007, AIFUL has not revised its estimates for the year ending March 31, 2008 due to, among other reasons, the uncertainties that currently exists in the Japanese consumer finance industry, including levels of demands for refunds of voluntary interest, and the Japanese economy as a whole. Therefore, AIFUL cautions investors that its results for the nine months ended December 31, 2007 may not be indicative of AIFUL's results of operations for the year ending March 31, 2008 or any future periods.

**Results of Operations**

The table below sets forth certain information relating to AIFUL's results of operations for the years ended March 31, 2005, 2006 and 2007 and the six months ended September 30, 2006 and 2007:

| | Year ended March 31, | | | Six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | (audited) | | (unaudited) | |
| | | | (Millions of yen) | | |
| Income: | | | | | |
| Interest on loans | ¥466,430 | ¥491,358 | ¥ 448,662 | ¥ 236,056 | ¥191,346 |
| Interest on credit card shopping loans | 9,091 | 11,275 | 12,754 | 6,195 | 7,112 |
| Interest on per-item shopping loans | 17,201 | 17,676 | 12,998 | 7,469 | 3,935 |
| Interest on loan guarantees | 7,088 | 8,668 | 9,187 | 4,669 | 4,349 |
| Interest on deposits, securities and other | 327 | 350 | 471 | 201 | 564 |
| Recovery of loans previously charged off | 7,720 | 8,536 | 4,023 | 2,328 | 2,374 |
| Gain on exemption from pension obligation of the governmental program | 208 | – | – | – | – |
| Gain on transfer of pension plans | 208 | 421 | – | – | – |
| Other income | 12,464 | 10,534 | 12,914 | 4,968 | 5,594 |
| Total income | 520,737 | 548,818 | 501,009 | 261,886 | 215,274 |
| Expenses: | | | | | |
| Interest on borrowings | 35,612 | 33,798 | 32,898 | 16,489 | 15,779 |
| Charge-offs and provision for doubtful accounts | 155,466 | 166,047 | 447,375 | 210,921 | 73,192 |
| Salaries and other employees' benefits | 52,547 | 56,975 | 55,136 | 29,329 | 22,328 |
| Advertising expenses | 23,670 | 28,018 | 15,074 | 9,082 | 3,926 |
| Rental expenses | 23,362 | 21,318 | 19,415 | 10,242 | 6,473 |
| Commissions and fees | 25,556 | 28,490 | 25,585 | 13,088 | 11,863 |
| Depreciation and amortization | 16,959 | 13,892 | 19,251 | 7,363 | 6,172 |
| Loss on impairment of long-lived assets | – | 744 | 6,805 | 153 | – |
| Provision for employees' retirement benefits | 2,098 | 1,284 | 1,372 | 634 | 595 |
| Provision for losses on interest refunds | – | 21,074 | 167,148 | 88,656 | 35,962 |
| Loss on interest refunds | – | 13,109 | 15,240 | – | – |
| Loss from and provision for business restructuring | – | – | 18,528 | – | 61 |
| Provisions for clean-up costs of contaminated land | – | – | 630 | – | – |
| Other expenses | 56,025 | 51,296 | 48,815 | 24,798 | 17,154 |
| Total expenses | 391,295 | 436,045 | 873,272 | 410,755 | 193,505 |
| Income (loss) before income taxes and minority interests | 129,442 | 112,773 | (372,263) | (148,869) | 21,769 |
| Income taxes: | | | | | |
| Current | 41,025 | 45,520 | 15,795 | 14,439 | 4,643 |
| Deferred | 11,990 | (145) | 24,734 | 16,054 | (4,512) |
| Total income taxes | 53,015 | 45,375 | 40,529 | 30,493 | 131 |
| Minority interests in net income (loss) | 704 | 1,571 | (1,541) | 202 | 163 |
| Net income (loss) | ¥ 75,723 | ¥ 65,827 | ¥(411,251) | ¥(179,564) | ¥ 21,475 |

Unless otherwise indicated, figures for loans outstanding in the following discussion refer to loans including off-balance sheet securitized loans.

***Comparison of the Six Months Ended September 30, 2007 with the Six Months Ended September 30, 2006***

*Income*

Total income decreased by ¥46,612 million, or 17.8%, from ¥261,886 million in the six months ended September 30, 2006 to ¥215,274 million in the six months ended September 30, 2007. This decrease primarily reflected a decrease in interest on loans to customers.

*Interest on loans.* Interest on loans decreased by ¥44,710 million, or 18.9%, from ¥236,056 million in the six months ended September 30, 2006 to ¥191,346 million in the six months ended September 30, 2007. This decrease primarily reflected the decrease in the balance of loans outstanding, mainly as a result of AIFUL tightening credit standards in response to the changes in laws governing the consumer finance industry, and AIFUL's decision to voluntarily refrain from engaging in certain debt collection practices in response to administrative sanctions by the FSAJ. From September 30, 2006 to September 30, 2007, unsecured loans outstanding decreased by ¥254,771 million, or 15.4%, secured loans outstanding decreased by ¥59,724 million, or 18.4%, and small business loans decreased by ¥19,891 million, or 11.9%.

The average interest rate on total loans outstanding decreased from 20.7% for the six months ended September 30, 2006 to 19.6% for the six months ended September 30, 2007. The decrease was due primarily to a lowering of the interest rates offered to AIFUL's creditworthy customers.

*Interest on per-item shopping loans.* Interest on per-item shopping loans decreased by ¥3,534 million, or 47.3%, from ¥7,469 million in the six months ended September 30, 2006 to ¥3,935 million in the six months ended September 30, 2007. The decrease was largely the result of the decrease in the balance of loans outstanding, reflecting the decrease in loans related to third-party member merchants due to the adoption of a stricter standard for engaging in business with such vendors.

*Interest on credit card shopping loans.* Interest on credit card shopping loans increased by ¥917 million, or 14.8%, from ¥6,195 million in the six months ended September 30, 2006 to ¥7,112 million in the six months ended September 30, 2007. This increase reflected growth in the number of cardholders due primarily to Life's issuance of joint credit cards and cards linked to various sports, as well as an increase in card usage.

*Interest on loan guarantees.* Interest on loan guarantees decreased by ¥320 million, or 6.9%, from ¥4,669 million in the six months ended September 30, 2006 to ¥4,349 million in the six months ended September 30, 2007. The decrease primarily reflected the decrease in the amount of unsecured and small business loans made by banks and other financial institutions.

*Recovery of loans previously charged off.* Recovery of loans previously charged off increased by ¥46 million, or 2.0%, from ¥2,328 million in the six months ended September 30, 2006 to ¥2,374 million in the six months ended September 30, 2007. The increase primarily resulted from the greater amount of loans charged off in prior fiscal periods.

*Other income.* Other income increased by ¥626 million, or 12.6%, from ¥4,968 million in the six months ended September 30, 2006 to ¥5,594 million in the six months ended September 30, 2007. The increase primarily reflected an increase in income from purchased loans receivable which resulted from increased purchases by AsTry Loan Services Corporation ("AsTry"), a loan servicing subsidiary of the Company, of discounted loans.

*Expenses*

Total expenses decreased by ¥217,250 million, or 52.9%, from ¥410,755 million in the six months ended September 30, 2006 to ¥193,505 million in the six months ended September 30, 2007. The decrease in expenses was largely as a result of a decrease in charge-offs and provision for doubtful accounts and provision for losses on interest refunds.

*Interest on borrowings.* Interest on borrowings decreased by ¥710 million, or 4.3%, from ¥16,489 million in the six months ended September 30, 2006 to ¥15,779 million in the six months ended September 30, 2007. This decrease reflected the decrease in the balance of loans outstanding.

*Charge-offs and provision for doubtful accounts.* Charge-offs and provision for doubtful accounts decreased by ¥137,729 million, or 65.3%, from ¥210,921 million in the six months ended September 30, 2006 to ¥73,192 million in the six months ended September 30, 2007, due primarily to a decrease in outstanding loans to customers and changes in the method of calculation of requisite reserves for claims of interest refunds implemented as of the six months ended September 30, 2007. AIFUL's overall charge-off ratio increased from 3.5% for the six months ended September 30, 2006 to 5.9% for the six months ended September 30, 2007 as a result of increased amounts of actual charge-offs of loans arising from interest refund claims and a decrease in total loans outstanding.

*Salaries and other employees' benefits.* Salaries and other employees' benefits decreased by ¥7,001 million, or 23.9%, from ¥29,329 million in the six months ended September 30, 2006 to ¥22,328 million in the six months ended September 30, 2007. The decrease primarily reflected the effects of a general decrease in the number of employees hired by AIFUL and, to a lesser extent, the reduction in personnel through a voluntary retirement program.

*Advertising expenses.* Advertising expenses decreased by ¥5,156 million, or 56.8%, from ¥9,082 million in the six months ended September 30, 2006 to ¥3,926 million in the six months ended September 30, 2007. The decrease primarily reflected AIFUL's continuing efforts to cut costs.

*Rental expenses.* Rental expenses decreased by ¥3,769 million, or 36.8%, from ¥10,242 million in the six months ended September 30, 2006 to ¥6,473 million in the six months ended September 30, 2007. The decrease primarily reflected a decrease in the number of outlets as part of AIFUL's restructuring efforts.

*Commissions and fees.* Commissions and fees decreased by ¥1,225 million, or 9.4%, from ¥13,088 million in the six months ended September 30, 2006 to ¥11,863 million in the six months ended September 30, 2007. The decrease primarily reflected the decrease in ATM fees and other fees paid to third parties as a result of a reduction in transaction volume.

*Depreciation and amortization.* Depreciation and amortization decreased by ¥1,191 million, or 16.2%, from ¥7,363 million in the six months ended September 30, 2006 to ¥6,172 million in the six months ended September 30, 2007. This decrease primarily reflected no depreciation expenses incurred with respect to the goodwill of Wide and Tryto during the six months ended September 30, 2007 as this goodwill was completely written off at March 31, 2007.

*Loss on impairment of long-lived assets.* No impairment losses were recorded in the six months ended September 30, 2007 after impairment losses of ¥6,805 million were recorded in the year ended March 31, 2007.

*Provision for employees' retirement benefits.* Provision for employees' retirement benefits decreased by ¥39 million, or 6.2%, from ¥634 million in the six months ended September 30, 2006 to ¥595 million in the six months ended September, 2007.

*Provision for losses on interest refunds.* Provision for losses on interest refunds decreased by ¥52,694 million, or 59.4%, from ¥88,656 million in the six months ended September 30, 2006 to ¥35,962 million in the six months ended September 30, 2007. The decrease was primarily due to changes in the method of calculation of requisite reserves for claims of interest refunds implemented as of the six months ended September 30, 2007.

*Loss from and provision for business restructuring.* AIFUL recorded a loss from and provision for business restructuring of ¥61 million in the six months ended September 30, 2007, whereas no such loss was recorded in the corresponding period of the prior year.

*Other expenses.* Other expenses decreased by ¥7,644 million, or 30.8%, from ¥24,798 million in the six months ended September 30, 2006 to ¥17,154 million in the six months ended September 30, 2007. The decrease primarily reflected a decrease in insurance fees and supplies expenses.

*Income (loss) before income taxes and minority interests*

As a result of the foregoing, income (loss) before income taxes and minority interests increased from a loss of ¥148,869 million in the six months ended September 30, 2006 to income of ¥21,769 million in the six months ended September 30, 2007.

*Income taxes*

Income taxes decreased by ¥30,362 million, or 99.6%, from ¥30,493 million in the six months ended September 30, 2006 to ¥131 million in the six months ended September 30, 2007. This decrease primarily reflected, among other things, the fact that AIFUL does not exclude from taxable income certain expenses related to interest refunds and such expenses were significantly higher in the six months ended September 30, 2006 compared to the six months ended September 30, 2007. The effective tax rate for the six months ended September 30, 2007 was 0.6% as compared to an effective tax rate of minus 20.5% in the six months ended September 30, 2006.

*Net income (loss)*

As a result of the foregoing, net income increased to ¥21,475 million in the six months ended September 30, 2007, compared to a net loss of ¥179,564 million in the six months ended September 30, 2006.

***Comparison of the Year Ended March 31, 2007 with the Year Ended March 31, 2006***

*Income*

Total income decreased by ¥47,809 million, or 8.7%, from ¥548,818 million in the year ended March 31, 2006 to ¥501,009 million in the year ended March 31, 2007. This decrease primarily reflected a decrease in interest on loans.

*Interest on loans.* Interest on loans decreased by ¥42,696 million, or 8.7%, from ¥491,358 million in the year ended March 31, 2006 to ¥448,662 million in the year ended March 31, 2007. This decrease primarily reflected the decrease of balance of loans outstanding, mainly as a result of AIFUL voluntarily ceasing television advertisements and tightening credit standards in response to the changes in laws governing the consumer finance industry during the year ended March 31, 2007, and AIFUL's decision to voluntarily refrain from engaging in certain debt collection practices in response to administrative sanctions by the FSAJ. From March 31, 2006 to March 31, 2007, unsecured loans outstanding decreased by ¥171,280 million, or 10.0%, secured loans outstanding decreased by ¥65,309 million, or 18.3%, and small business loans decreased by ¥10,566 million, or 6.4%.

The average interest rate on total loans outstanding decreased from 21.6% for the year ended March 31, 2006 to 20.4% for the year ended March 31, 2007. The decrease was due primarily to a lowering of interest rates offered to AIFUL's creditworthy customers.

*Interest on per-item shopping loans.* Interest on per-item shopping loans decreased by ¥4,678 million, or 26.5%, from ¥17,676 million in the year ended March 31, 2006 to ¥12,998 million in the year ended March 31, 2007. The decrease was largely the result of the decrease in the balance of loans outstanding, reflecting the decrease in loans related to third-party member merchants due to the adoption of a stricter standard for engaging in business with such vendors.

*Interest on credit card shopping loans.* Interest on credit card shopping loans increased by ¥1,479 million, or 13.1%, from ¥11,275 million in the year ended March 31, 2006 to ¥12,754 million in the year ended March 31, 2007. This increase reflected growth in the number of cardholders due primarily to Life's issuance of joint credit cards and cards linked to various sports, as well as an increase in card usage.

*Interest on loan guarantees.* Interest on loan guarantees increased by ¥519 million, or 6.0%, from ¥8,668 million in the year ended March 31, 2006 to ¥9,187 million in the year ended March 31, 2007. The increase primarily reflected continued increases in the annual average balance of the Company's loan guarantees, in which the Company provides guarantees to banks and other financial institutions. This increase also reflected Life's shift to higher margin loan guarantees. Specifically, Life discontinued its lower-margin automobile and housing loan businesses and refocused on a new guarantee business for banks that targets primarily consumer loans.

*Recovery of loans previously charged off.* Recovery of loans previously charged off decreased by ¥4,513 million, or 52.9%, from ¥8,536 million in the year ended March 31, 2006 to ¥4,023 million in the year ended March 31, 2007. The decrease primarily reflected AIFUL's decision to voluntarily refrain from engaging in certain debt collection practices in response to administrative sanctions by the FSAJ.

*Other income.* Other income increased by ¥2,380 million, or 22.6%, from ¥10,534 million in the year ended March 31, 2006 to ¥12,914 million in the year ended March 31, 2007. The increase primarily reflected an increase in profit on sales of investment securities.

*Expenses*

Total expenses increased by ¥437,227 million, or 100.3%, from ¥436,045 million in the year ended March 31, 2006 to ¥873,272 million in the year ended March 31, 2007. The increase in expenses was largely as a result of a rise in losses attributable to interest refunds.

*Interest on borrowings.* Interest on borrowings decreased by ¥900 million, or 2.7%, from ¥33,798 million in the year ended March 31, 2006 to ¥32,898 million in the year ended March 31, 2007. This decrease reflected the decrease in the balance of loans outstanding.

*Charge-offs and provision for doubtful accounts.* Charge-offs and provision for doubtful accounts increased by ¥281,328 million, or 169.4%, from ¥166,047 million in the year ended March 31, 2006 to ¥447,375 million in the year ended March 31, 2007, due primarily to a rise in losses attributable to charge-offs based on interest refund requests, an increase in delinquent loans and AIFUL's decision to voluntarily refrain from engaging in certain debt collection practices in response to administrative sanctions by the FSAJ. AIFUL's overall charge-off ratio rose from 5.6% for the year ended March 31, 2006 to 8.7% for the year ended March 31, 2007 as a result of increase in charge-offs and a decrease in balance of loans outstanding.

*Salaries and other employees' benefits.* Salaries and other employees' benefits decreased by ¥1,839 million, or 3.2%, from ¥56,975 million in the year ended March 31, 2006 to ¥55,136 million in the year ended March 31, 2007. The decrease primarily reflected the effects of a general decrease in the number of employees hired by AIFUL and, to a lesser extent, the reduction in personnel through a voluntary retirement program.

*Advertising expenses.* Advertising expenses decreased by ¥12,944 million, or 46.2%, from ¥28,018 million in the year ended March 31, 2006 to ¥15,074 million in the year ended March 31, 2007. The decrease primarily reflected AIFUL voluntarily refraining from advertising on television between April 2006 and January 2007.

*Rental expenses.* Rental expenses decreased by ¥1,903 million, or 8.9%, from ¥21,318 million in the year ended March 31, 2006 to ¥19,415 million in the year ended March 31, 2007. The decrease primarily reflected the decrease in the number of outlets as part of its restructuring efforts.

*Commissions and fees.* Commissions and fees decreased by ¥2,905 million, or 10.2%, from ¥28,490 million in the year ended March 31, 2006 to ¥25,585 million in the year ended March 31, 2007. The decrease primarily reflected the decrease in ATM fees and other fees paid to third parties as a result of a reduction in transaction volume.

*Depreciation and amortization.* Depreciation and amortization increased by ¥5,359 million, or 38.6%, from ¥13,892 million in the year ended March 31, 2006 to ¥19,251 million in the year ended March 31, 2007. This increase primarily reflected a write-off of goodwill of Wide and Tryto.

*Loss on impairment of long-lived assets.* Impairment losses increased by ¥6,061 million, or 814.7%, from ¥744 million in the year ended March 31, 2006 to ¥6,805 million in the year ended March 31, 2007. These increases primarily reflected impairments resulting from a reduction in the number of outlets.

*Provision for employees' retirement benefits.* Provision for employees' retirement benefits increased by ¥88 million, or 6.9%, from ¥1,284 million in the year ended March 31, 2006 to ¥1,372 million in the year ended March 31, 2007.

*Provision for losses on interest refunds.* Provision for losses on interest refunds increased ¥146,074 million, or 693.1%, from ¥21,074 million in the year ended March 31, 2006 to ¥167,148 million in the year ended March 31, 2007. The increase was due to a significant increase in the number of customers seeking to obtain interest refunds and the change in the method of estimating the allowance for losses arising from interest refunds in accordance with new audit guidelines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies".

*Loss on interest refunds.* Loss on interest refunds increased ¥2,131 million, or 16.3%, from ¥13,109 million in the year ended March 31, 2006 to ¥15,240 million in the year ended March 31, 2007. This increase resulted from a significant increase in the number of customers seeking to obtain interest refunds.

*Loss from and provision for business restructuring.* AIFUL recorded a loss from and provision for business restructuring of ¥18,528 million that was not recorded in prior periods consisting of a provision for business restructuring of ¥11,317 million and a loss from business restructuring of ¥7,211 million. These amounts resulted from severance payments and restructuring costs incurred as part of restructuring measures anticipating the implementation of amendments to the laws governing moneylenders.

*Provisions for clean-up costs of contaminated land.* AIFUL recorded provisions for clean-up costs of contaminated land of ¥630 million. These provisions were not recorded in prior periods.

*Other expenses.* Other expenses decreased by ¥2,481 million, or 4.8%, from ¥51,296 million in the year ended March 31, 2006 to ¥48,815 million in the year ended March 31, 2007. The decrease primarily reflected a decrease in insurance fees and supplies expenses.

*Income (loss) before income taxes and minority interests*

As a result of the foregoing, income (loss) before income taxes and minority interests decreased by ¥485,036 million, from income of ¥112,773 million in the year ended March 31, 2006 to a loss of ¥372,263 million in the year ended March 31, 2007.

*Income taxes*

Income taxes decreased by ¥4,846 million, or 10.7%, from ¥45,375 million in the year ended March 31, 2006 to ¥40,529 million in the year ended March 31, 2007.

*Net income (loss)*

As a result of the foregoing, net income decreased by ¥477,078 million from income of ¥65,827 million in the year ended March 31, 2006 to a loss of ¥411,251 million in the year ended March 31, 2007.

***Comparison of the Year Ended March 31, 2006 with the Year Ended March 31, 2005***

*Income*

Total income increased by ¥28,081 million, or 5.4%, from ¥520,737 million in the year ended March 31, 2005 to ¥548,818 million in the year ended March 31, 2006. This increase reflected primarily an increase in interest on loans.

*Interest on loans.* Interest on loans increased by ¥24,928 million, or 5.3%, from ¥466,430 million in the year ended March 31, 2005 to ¥491,358 million in the year ended March 31, 2006. This increase primarily reflected growth in total loans outstanding. From March 31, 2005 to March 31, 2006, unsecured loans outstanding increased by ¥87,153 million, or 5.4%, secured loans outstanding increased by ¥4,811 million, or 1.4%, and small business loans increased by ¥45,252 million, or 37.4%. Total loans outstanding increased due to increases in the outstanding loan balances per account of 3.8% from ¥551 thousand as of March 31, 2005 to ¥572 thousand as of March 31, 2006.

The average interest rate on total loans outstanding decreased from 22.1% for the year ended March 31, 2005 to 21.6% for the year ended March 31, 2006. The decrease was due primarily to campaigns to provide favorable interest rates on secured real estate loans and efforts to retain quality customers by offering them lower interest rate products on unsecured loans.

*Interest on per-item shopping loans.* Interest on per-item shopping loans increased by ¥475 million, or 2.8%, from ¥17,201 million in the year ended March 31, 2005 to ¥17,676 million in the year ended March 31, 2006. The increase was largely the residual effect of the higher balance of outstanding loans as of the year ended March 31, 2005, which produced interest income in the fiscal year ended March 31, 2006 despite the decreasing balance of outstanding loans during the same period due to increased selection of affiliates and a tightening of credit standards.

*Interest on credit card shopping loans.* Interest on credit card shopping loans increased by ¥2,184 million, or 24.0%, from ¥9,091 million in the year ended March 31, 2005 to ¥11,275 million in the year ended March 31, 2006. This increase reflected growth in the number of cardholders due primarily to Life's issuance of joint credit cards and cards linked to various sports and movies, as well as an increase in card usage. The increase also reflected a slight increase in the average interest rate on outstanding credit card shopping loans, from 12.0% during the year ended March 31, 2005 to 12.5% during the year ended March 31, 2006. Consistent with general industry trends, both average outstanding balances of and average interest rates on outstanding credit card shopping loans have fluctuated in recent periods.

*Interest on loan guarantees.* Interest on loan guarantees increased by ¥1,580 million, or 22.3%, from ¥7,088 million in the year ended March 31, 2005 to ¥8,668 million in the year ended March 31, 2006. The increase primarily reflected continued increases in the Company's loan guarantee business, in which the Company provides guarantees to banks and other financial institutions. This increase also reflected Life's shift to higher margin loan guarantees. Specifically, Life discontinued its lower-margin automobile and housing loan businesses and refocused on a new guarantee business for banks that targets primarily consumer loans.

*Recovery of loans previously charged off.* Recovery of loans previously charged off increased by ¥816 million, or 10.6%, from ¥7,720 million in the year ended March 31, 2005 to ¥8,536 million in the year ended March 31, 2006. The increase primarily reflected increased recoveries corresponding to an increase in AIFUL's balance of loans outstanding previously charged off.

*Other income.* Other income decreased by ¥1,930 million, or 15.5%, from ¥12,464 million in the year ended March 31, 2005 to ¥10,534 million in the year ended March 31, 2006.

*Expenses*

Total expenses increased by ¥44,750 million, or 11.4%, from ¥391,295 million in the year ended March 31, 2005 to ¥436,045 million in the year ended March 31, 2006. The increase in expenses was largely as a result of a rise in losses attributable to charge-offs refunds based on excess-interest refund requests and a corresponding increase in the provision for doubtful accounts and losses on interest refunds.

*Interest on borrowings.* Interest on borrowings decreased by ¥1,814 million, or 5.1%, from ¥35,612 million in the year ended March 31, 2005 to ¥33,798 million in the year ended March 31, 2006. This decrease reflected AIFUL's ability to keep interest payments low by procuring funds at a low cost by issuing corporate bonds and through securitization transactions despite having increased the balance of its borrowed funds to meet the growth in demand for its business loans.

*Charge-offs and provision recorded for allowance for doubtful accounts.* Credit issues relating to AIFUL customers in the year ended March 31, 2006 reflected a decrease in the number of customers seeking to use bankruptcy to avoid their obligations, but a significant increase in the number of customers seeking to obtain excess-interest refunds. As a result, the aggregate amount of AIFUL's loans in legal bankruptcy, non-accrual loans, loans year past due and restructured loans increased by ¥28,664 million, or 16.4%, from ¥175,136 million as of March 31, 2005 to ¥203,800 million as of March 31, 2006. Charge-offs and provision recorded for allowance for doubtful accounts increased by ¥10,581 million, or 6.8%, from ¥155,466 million in the year ended March 31, 2005 to ¥166,047 million in the year ended March 31, 2006, due primarily to a rise in losses attributable to charge-offs based on excess-interest refund requests and a corresponding increase in the allowance for doubtful accounts. Despite the increase in charge-off expenses, AIFUL's overall charge-off ratio declined from 5.8% for the year ended March 31, 2005 to 5.6% for the year ended March 31, 2006 as a result of an increase in its outstanding balance of loans and receivables as of March 31, 2006 as compared to March 31, 2005.

*Salaries and other employees' benefits.* Salaries and other employees' benefits increased by ¥4,428 million, or 8.4%, from ¥52,547 million in the year ended March 31, 2005 to ¥56,975 million in the year ended March 31, 2006. The increase primarily reflected the effects of a general increase in the number of employees hired by AIFUL's group companies other than the Company and Wide.

*Advertising expenses.* Advertising expenses increased by ¥4,348 million, or 18.4%, from ¥23,670 million in the year ended March 31, 2005 to ¥28,018 million in the year ended March 31, 2006. The increase primarily reflected costs associated with increased television commercials and Internet-based advertisements in response to increased competition.

*Rental expenses.* Rental expenses decreased by ¥2,044 million, or 8.7%, from ¥23,362 million in the year ended March 31, 2005 to ¥21,318 million in the year ended March 31, 2006.

*Commissions and fees.* Commissions and fees increased by ¥2,934 million, or 11.5%, from ¥25,556 million in the year ended March 31, 2005 to ¥28,490 million in the year ended March 31, 2006. The increase primarily reflected increased payments of commissions and fees on services provided to AIFUL by third parties.

*Depreciation and amortization.* Depreciation and amortization decreased by ¥3,067 million, or 18.1%, from ¥16,959 million in the year ended March 31, 2005 to ¥13,892 million in the year ended March 31, 2006. This decrease primarily reflected the fact that amortization of Life's acquisition cost, excluding goodwill amortization, was no longer applicable.

*Provision for employees' retirement benefits.* Provision for employees' retirement benefits decreased by ¥814 million, or 38.8%, from ¥2,098 million in the year ended March 31, 2005 to ¥1,284 million in the year ended March 31, 2006.

*Other expenses.* Other expenses decreased by ¥4,729 million, or 8.4%, from ¥56,025 million in the year ended March 31, 2005 to ¥51,296 million in the year ended March 31, 2006. The decrease primarily reflected a change in accounting principles to past losses due to returns of interest payments as a separate category.

*Income before income taxes and minority interests*

As a result of the foregoing, income before income taxes and minority interests decreased by ¥16,669 million, or 12.9%, from ¥129,442 million in the year ended March 31, 2005 to ¥112,773 million in the year ended March 31, 2006.

*Income taxes*

Income taxes decreased by ¥7,640 million, or 14.4%, from ¥53,015 million in the year ended March 31, 2005 to ¥45,375 million in the year ended March 31, 2006. This decrease primarily reflected a decrease in income before income taxes and minority interests. The effective tax rate for the year ended March 31, 2006 was 40.2% as compared to an effective tax rate of 41.0% in the year ended March 31, 2005.

*Net income*

As a result of the foregoing, net income decreased by ¥9,896 million, or 13.1%, from ¥75,723 million in the year ended March 31, 2005 to ¥65,827 million in the year ended March 31, 2006.

## Liquidity and Capital Resources

### *Capital Requirements*

AIFUL requires significant capital for the repayment of its debt, primarily bank loans, bonds, medium-term notes, asset-backed securities and asset-backed loans. AIFUL's borrowings and capital requirements decreased in the year ended March 31, 2007 and the six months ended September 30, 2007. For the year ended March 31, 2006 and 2007 and the six months ended September 30, 2007, repayments of long-term debt were ¥587,655 million, ¥657,965 million and ¥235,284 million, respectively. Principal and interest payments related to debt will continue to be a significant capital requirement in the current and future periods. The table below sets forth the aggregate annual maturities of AIFUL's long-term debt as of September 30, 2007:

| Year ending September 30, | (Millions of yen) (Unaudited) |
|---|---|
| 2008 | ¥ 361,507 |
| 2009 | 300,745 |
| 2010 | 346,802 |
| 2011 | 97,516 |
| 2012 | 108,964 |
| 2013 (and thereafter) | 46,575 |
| Total (including current portion) | ¥1,262,109 |

AIFUL's capital requirements for financing of loans and receivables have declined in recent periods. AIFUL's total loans, receivables and guarantees, including off-balance sheet loans and receivables, decreased from ¥2,681,747 million as of March 31, 2006 to ¥2,159,949 million as of September 30, 2007. Loans, including off-balance sheet loans, decreased from ¥2,232,418 million as of March 31, 2006 to ¥1,810,834 million as of September 30, 2007. The decrease in loans during the year ended March 31, 2007 and the six months ended September 30, 2007 was primarily attributable to a decrease in new customers that resulted from AIFUL tightening its credit standards and voluntarily refraining from advertising on television.

Operating expenses and income taxes require additional cash outlays. Cash outlays for operating expenses include interest on short-term borrowings and long-term debt and other operating expenses, such as salaries and other employees' benefits, advertising expenses, rental expenses and commissions and fees, as well as amounts required for payment on claims for interest refunds. Income taxes also require significant cash outlays. AIFUL expects the amount of funds required for operating expenses and income taxes to fluctuate generally with the growth of its business and earnings, although a variety of factors may affect the level of funds required in any particular year. However, AIFUL expects its current reorganization plans to result in a general decrease in its operating expenses requiring cash outlays over the near to medium term.

AIFUL also requires funds for purchases of property and equipment, particularly in connection with the opening or renovating of loan offices and the purchase of computer facilities, proprietary ATMs and other equipment. AIFUL meets a portion of these requirements through office leases and equipment lease arrangements and a portion through capital expenditures. AIFUL expects the amount of these required funds to fluctuate generally with the growth of its business and earnings, although a variety of factors may affect the level of funds required in any particular year. AIFUL expects that its plans to consolidate outlets and reorganize its four consumer finance subsidiaries (see "—Overview—Measures to Address Changes in the Industry—Measures to Reduce Costs") will reduce the amount of funds required for the purchase of property and equipment.

AIFUL has also required significant capital for acquisitions in past periods. Most significantly, in connection with the acquisition of Life in March 2001, the Company invested cash in the amount of ¥102,004 million for newly issued shares of Life's common stock. At the same time, the Company loaned to Life ¥78,000 million in cash and Life obtained ¥273,000 million in bridge financing, which was subsequently refinanced through asset backed financing originated by Life. The Company acquired 42.2% of the outstanding shares of City's in October 2002 and 100% of the outstanding shares of Wide in June 2004. The Company used cash for the acquisitions in the amount of ¥7,384 million and ¥16,840 million, respectively. More recently, the Company acquired 100% of the outstanding shares of TCM in February 2005 and 100% of the outstanding shares of Passkey in March 2005. The Company used cash for the acquisitions in the amount of ¥10 million and ¥40 million, respectively.

In September 2005, the Company established id CREDIT and NET ONE CLUB, which are both internet consumer finance companies. The Company used cash to establish the two consumer finance companies in the amount of ¥2.5 billion and ¥1.0 billion, respectively. On March 26, 2007, id CREDIT and NET ONE CLUB were merged into the Company.

As of March 31, 2007 and September 30, 2007, AIFUL had balances related to revolving loan contracts of ¥1,853,125 million and ¥1,690,661 million, respectively. These loan contracts involve a commitment by AIFUL for each loan customer whereby AIFUL is obligated to advance funds to the customer upon request, up to a predetermined amount. As of March 31, 2007 and September 30, 2007, the balance of unadvanced commitments on these contracts was ¥5,745,183 million and ¥5,828,856 million, respectively. The loan contract contains provisions that allow AIFUL to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

***Sources of Capital and Liquidity***

AIFUL derives the funds it requires for its operations and debt service principally from cash flow from operations and through short-term borrowings and long-term debt. Short-term borrowings are comprised of commercial paper, loans from banks and other financial institutions and borrowings from other sources, such as leasing and factoring companies. Long-term debt is comprised of loans from banks and other financial institutions, syndicated loans, debt securities and debt from other sources, such as leasing and manufacturing companies. The Company also has generated funds through the issuance of its common stock.

The following table sets forth the amounts of AIFUL's short-term borrowings and long-term debt by type as of March 31, 2006 and 2007 and September 30, 2006 and 2007:

| | As of March 31, | | As of September 30, | |
|---|---|---|---|---|
| | 2006 | 2007 | 2006 | 2007 |
| | (Millions of yen) | | | |
| | | | (Unaudited) | |
| Short-term borrowings: | | | | |
| Commercial paper | ¥ 25,000 | – | ¥ 20,000 | – |
| Loans from banks and other financial institutions | 59,560 | ¥ 31,010 | 28,950 | ¥ 28,730 |
| Other (principally from factoring companies and securitized loans) | 53,640 | 60,360 | 74,100 | 58,040 |
| Total short-term borrowings | 138,200 | 91,370 | 123,050 | 86,770 |
| Long-term debt: | | | | |
| Loans from banks and other financial institutions | 981,484 | 827,778 | 889,937 | 711,837 |
| Syndicated loans | 78,068 | 11,243 | 46,520 | 7,411 |
| Straight bonds | 491,500 | 478,100 | 429,000 | 435,100 |
| Medium-term notes | 19,000 | 18,000 | 19,000 | 18,000 |
| Other (principally from leasing companies and securitized loans) | 84,494 | 103,771 | 123,306 | 89,761 |
| Total long-term debt (including current portion) | 1,654,546 | 1,438,892 | 1,507,763 | 1,262,109 |
| Total borrowings | ¥1,792,746 | ¥1,530,262 | ¥1,630,813 | ¥1,348,879 |

AIFUL also maintains committed asset-related credit facilities and other liquidity arrangements in the amount of ¥260,000 million as a source of liquidity. As of September 30, 2007, the Company and Life currently have in place facilities and other arrangements of ¥230,000 million and ¥30,000 million, respectively. AIFUL may lose access to its credit under these arrangements upon the occurrence of certain events, including a failure to maintain its credit ratings and the quality of its loan assets at or above specified thresholds. AIFUL may also lose access to a portion of its credit under these arrangements if certain thresholds in refunding excess interest payments to borrowers are exceeded.

The following table breaks down AIFUL's borrowings (including off-balance funding) of ¥1,498 billion by type of lender as of September 30, 2007:

| Type of Lender | Breakdown of borrowings |
|---|---|
| | (%) |
| Borrowings: | |
| Major banks | 9 |
| Trust banks | 19 |
| Regional banks | 10 |
| Life insurance and non-life insurance | 6 |
| Others | 10 |
| Straight bonds: | |
| Domestic | 18 |
| Global | 12 |
| Asset backed securities and asset backed loans | 16 |
| Total | 100 |

The variety of the capital sources utilized by AIFUL reflects its policy to maintain a diversified group of funding sources. The principal objective in diversification has been to attempt to ensure the continuing availability of credit to continue operating its business. The Company's management believes these sources of funding, when coupled with cash generated by operations, are adequate to meet its current cash requirements.

As of September 30, 2007, AIFUL had pledged assets with an aggregate value of ¥365,758 million as collateral for loans with an aggregate value of ¥289,291 million. Of the aggregate value of the pledged assets, ¥316,301 million consisted of loans. An additional ¥214,470 million is subject to the provision of collateral upon the occurrence of any event which in the judgment of the lender is necessary to ensure repayment.

### *Off-balance Sheet Arrangements*

As part of its strategy to maintain a diversified group of funding sources, AIFUL utilizes off-balance sheet securitization programs. As of March 31, 2007 and September 30, 2007, AIFUL's receivables portfolio included ¥127,390 million and ¥129,476 million of securitized loans, respectively. AIFUL expects to continue to utilize off-balance sheet securitizations, depending on market demand and the costs of alternative sources of capital.

AIFUL retains credit risk with respect to the securitized loans due to requirements to replace non-performing loans in the securitized pool under certain circumstances. AIFUL continues to bear credit risk also because it is typically required to purchase, directly or indirectly, the subordinated portion of the securitized assets.

AIFUL employs the same risk management policies with respect to securitized loans as it does with loans carried on its balance sheet. In AIFUL's past experience, there has been no material difference between the performance of securitized loans and that of the loans carried on its balance sheet.

## Risk Management

AIFUL's primary risk exposures are to interest rate fluctuations and to unexpected high rates of default of AIFUL's borrowers. The Risk Management Committee, which is part of the Corporate Planning Headquarters, is charged with overseeing AIFUL's risk controls with respect to these and other risks.

### *Interest Rate Risk*

Interest rate risk is the risk that AIFUL may incur increasing interest expense as a result of rising market interest rates. Increases in market interest rates increase AIFUL's expenses and reduce its profit margins.

AIFUL manages the interest rate risk for the AIFUL group primarily by entering into interest rate swap and interest rate cap transactions to reduce its level of exposure to interest rate fluctuations. See "—Liquidity and Capital Resources—Sources of Capital and Liquidity". For more details regarding AIFUL's use of and accounting for such transactions, see also Note 16 to the audited consolidated financial statements included in this Offering Circular. These transactions do not, however, reduce interest rate risk to zero, and the Finance Department of the Company monitors and manages the financial exposures of the AIFUL group, and reports the status of such monitoring and management to the Risk Management Committee, as an integral part of its overall risk management program.

### *Credit Risk*

Credit risk is the risk that AIFUL's borrowers may default on the payment of principal and interest when due. As of September 30, 2007, 2.4% of AIFUL's loans were in legal bankruptcy, 10.7% consisted of non-accrual loans, 2.2% consisted of loans past due three months or more as to principal or interest payments and 4.1% were restructured loans, excluding off-balance sheet loans. For more details regarding AIFUL's loans, see Note 4 of the notes to the audited consolidated financial statements included in this Offering Circular.

AIFUL manages credit risk by assessing the credit risk of each of its borrowers and by monitoring those borrowers that it determines fall below a certain standard. In addition, AIFUL monitors the mix of its loan portfolio by categorizing and diversifying its loans by borrower credit rating group in order to manage its risk of credit concentration. In addition to management of individual borrowers, AIFUL performs periodic quantitative management of the credit risk of its overall loan portfolio.

## CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Company's consolidated capitalization as of September 30, 2007 and as adjusted to give effect to each of the issue of the Subordinated Convertible Bonds and the issue of an aggregate of 25,440,000 Shares to Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd. as described under "Information Concerning the Shares—Changes in Issued Share Capital—Issuance of Shares". The data presented in the table below has been derived from the unaudited consolidated balance sheet as of September 30, 2007 and notes thereto included in the unaudited consolidated financial statements of the Company included elsewhere in this Offering Circular. Except as described below, there has been no material change in AIFUL's total capitalization, indebtedness, contingent liabilities or guarantees since September 30, 2007.

| | As of September 30, 2007 | |
|---|---|---|
| | Actual | As adjusted |
| | (Millions of yen) (Unaudited) | |
| **Liabilities[1]:** | | |
| Short-term borrowing[2][3]: | | |
| Loans from banks, 1.43% to 2.13% | ¥ 13,730 | ¥ 13,730 |
| Loans from other financial institutions, 1.88% to 1.95% | 15,000 | 15,000 |
| Other (principally from factoring companies and securitized loan), 2.45% | 58,040 | 58,040 |
| Total short-term | 86,770 | ¥ 86,770 |
| Long-term debt[2][3]: | | |
| Loans from banks, 0.95% to 2.90%, due serially to 2012 | 567,829 | ¥ 567,829 |
| Loans from other financial institutions, 1.35% to 2.90%, due serially to 2012 | 144,008 | 144,008 |
| Syndicated loans, 0.79% | 7,411 | 7,411 |
| Unsecured 0.45% to 2.48% yen straight bonds, due 2008 | 61,000 | 61,000 |
| Unsecured 1.01% to 3.28% yen straight bonds, due 2009 | 68,000 | 68,000 |
| Unsecured 0.80% to 3.00% yen straight bonds, due 2010 | 70,000 | 70,000 |
| Unsecured 1.50% to 1.58% yen straight bonds, due 2011 | 20,000 | 20,000 |
| Unsecured 1.20% to 1.99% yen straight bonds, due 2012 | 30,000 | 30,000 |
| Unsecured 1.74% yen straight bonds, due 2013 | 10,000 | 10,000 |
| Unsecured 1.99% yen straight bonds, due 2015 | 10,000 | 10,000 |
| Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 | 108,500 | 108,500 |
| Unsecured 6.00% U.S. dollar straight bonds, due 2011 | 57,600 | 57,600 |
| Unsecured 3.00% medium-term notes, due 2008 | 3,000 | 3,000 |
| Unsecured 3.50% medium-term notes, due 2015 | 15,000 | 15,000 |
| The Subordinated Convertible Bonds now being issued | — | 70,000 |
| Other (principally from leasing companies and securitized loan), 1.10% to 2.35%, due serially to 2012 | 89,761 | 89,761 |
| Total | 1,262,109 | 1,332,109 |
| Less current portion | (361,507) | (361,507) |
| Long-term debt, less current portion | ¥ 900,602 | ¥ 970,602 |
| **Equity:** | | |
| Common stock—authorized, 568,140,000 Shares; issued, 142,035,000 Shares (167,475,000 Shares as adjusted for the issue to Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd.)[4] | ¥ 83,317 | ¥ 129,133 |
| Additional paid-in capital | 104,126 | 108,324 |
| Retained earnings | 83,692 | 83,692 |
| Net unrealized gain on available-for-sale securities | 4,038 | 4,038 |
| Deferred loss on derivatives under hedge accounting | (4,782) | (4,782) |
| Treasury stock, at cost—455,610 Shares | (3,110) | (3,110) |
| Total | 267,281 | 317,295 |
| Minority interests[3] | 5,580 | 5,580 |
| Total equity | ¥ 272,861 | ¥ 322,875 |

Notes:

(1) AIFUL's loan guarantees as of September 30, 2007 amounted to ¥134,780 million.

(2) Between September 30, 2007 and December 31, 2007, AIFUL's short-term borrowings increased by ¥86,500 million and its long-term borrowings decreased by ¥69,200 million.

(3) As of September 30, 2007, AIFUL had assets in the amount of ¥365,758 million securing short-term borrowings in the amount of ¥58,040 million and long-term debt in the amount of ¥231,251 million.

(4) All shares were fully paid as at September 30, 2007.

(5) Save as disclosed above and under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments", there has been no material change in the capitalization and indebtedness, contingent liabilities and guarantees of AIFUL since September 30, 2007.

## INFORMATION CONCERNING THE SHARES

### Changes in Issued Share Capital

The Company has an authorized share capital of 568,140,000 Shares. As at the date of this Offering Circular, 142,035,000 Shares are in issue. The following table shows the changes in the issued share capital of the Company during the period from October 1, 2002 to May 23, 2005:

| Date/period of issue | Type of issue | Number of Shares issued | Total number of Shares in issue |
|---|---|---|---|
| | | (Thousand Shares) | |
| October 1, 2002 | Exchange of stock in order to make City Green Co., Ltd. a wholly owned subsidiary. | 1,314 | 94,690 |
| May 23, 2005 | Increase in number of shares due to stock split | 47,345 | 142,035 |

### *Issuance of Shares*

On February 13, 2008, the Company resolved to issue to Mr. Yoshitaka Fukuda, President, CEO and Representative Director of the Company, 10,180,000 Shares at a purchase price of ¥1,966 per Share, and to Yamakatsu Co., Ltd., a company wholly owned by the relatives of Mr. Yoshitaka Fukuda, 15,260,000 Shares at a purchase price of ¥1,966 per Share, each such issuance expected to occur on February 28, 2008. The closing of the offering contemplated in this Offering Circular is conditioned on the closing of this issuance of Shares to both Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd. Following the closing of the issuance of Shares, the Company will have issued and outstanding 167,475,000 Shares.

### Dividends

Under the Company's Articles of Incorporation, the Board of Directors determines matters relating to dividends by its resolution. Subject to statutory restrictions, the Company may by resolution of its Board of Directors authorize year-end dividends to shareholders and pledges of record as at March 31 of each year and interim dividends to shareholders and pledgees of record as at September 30 of each year. See "Description of the Shares".

The following table sets forth the dividends paid by the Company to shareholders of record as at the dates indicated:

| Record Date | Dividend per Share |
|---|---|
| | (Yen) |
| March 31, 2005 | 30 |
| September 30, 2005 | 30 |
| March 31, 2006 | 30 |
| September 30, 2006 | 30 |
| March 31, 2007 | 30 |
| September 30, 2007 | 20 |

The Company's dividend policy is to make stable and regular returns of profits based on its operating profits as well as the economic and general financial environment.

### Japanese Stock Markets and Price Range of the Shares

The Shares are listed on the First Sections of each of the Tokyo Stock Exchange and the Osaka Securities Exchange.

The following table shows the highs and lows of the reported sales prices of the Shares on the Tokyo Stock Exchange as well as the highs and lows of the closing Nikkei Stock Average and the closing level of the Tokyo Stock Price Index ("TOPIX"), for the periods indicated:

| Calendar period | Price per Share | | Nikkei Stock Average | | TOPIX | |
|---|---|---|---|---|---|---|
| | High | Low | High | Low | High | Low |
| | (Yen) | | (Yen) | | (Points) | |
| 2004 | 12,320 | 7,800 | 12,163.89 | 10,365.40 | 1,217.87 | 1,022.61 |
| 2005 | 13,180 | 7,300 | 16,344.20 | 10,825.39 | 1,663.75 | 1,109.19 |
| 2006: | | | | | | |
| 1st quarter | 10,650 | 7,100 | 17,059.66 | 15,341.18 | 1,728.16 | 1,572.11 |
| 2nd quarter | 8,650 | 5,470 | 17,563.37 | 14,218.60 | 1,783.72 | 1,458.30 |
| 3rd quarter | 6,160 | 4,050 | 16,385.96 | 14,437.24 | 1,651.35 | 1,475.28 |
| 4th quarter | 4,820 | 3,230 | 17,225.83 | 15,725.94 | 1,681.07 | 1,532.95 |
| 2007: | | | | | | |
| 1st quarter | 4,370 | 2,750 | 18,215.35 | 16,642.25 | 1,816.97 | 1,656.72 |
| 2nd quarter | 4,110 | 2,940 | 18,240.30 | 17,028.41 | 1,789.38 | 1,682.49 |
| 3rd quarter | 3,630 | 1,422 | 18,261.98 | 15,273.68 | 1,792.23 | 1,480.39 |
| 4th quarter | 2,945 | 1,750 | 17,458.98 | 14,837.66 | 1,677.52 | 1,437.38 |
| 2008: | | | | | | |
| 1st quarter (up to February 13) | 2,305 | 1,670 | 14,691.41 | 12,573.05 | 1,424.29 | 1,219.95 |

On February 13, 2008, the last reported closing price of the Shares on the Tokyo Stock Exchange was ¥1,735 per Share and the Nikkei Stock Average and TOPIX closed at ¥13,068.30 and 1,285.35, respectively.

### Principal Shareholders and Other Information

As at September 30, 2007, the Company had 13,893 shareholders. The ten largest shareholders of record, the number of Shares held by them and their shareholding percentages as at September 30, 2007 were as follows:

| Shareholder | Number of Shares held(1) | Percentage of total Shares in issue(2) |
|---|---|---|
| | (Thousands) | (Per cent.) |
| Yoshitaka Fukuda | 28,023 | 19.73% |
| Yamakatsu Co., Ltd. | 13,351 | 9.40 |
| Marutaka Co., Ltd. | 12,271 | 8.64 |
| Erio Lease Co., Ltd. | 10,195 | 7.18 |
| Mellon Bank NA Treaty Client Omnibus | 9,619 | 6.77 |
| BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) | 4,510 | 3.18 |
| Yasutaka Fukuda(3) | 3,633 | 2.56 |
| The Bank of New York, Treaty Japan Securities Depository Center, Inc. ("JASDEC") Account | 3,052 | 2.15 |
| The Chase Manhattan Bank NA London | 2,708 | 1.91 |
| CBNY-UMB FUNDS | 2,411 | 1.70 |
| Total | 89,773 | 63.22% |

Notes:

(1) "Number of shares held" is calculated by rounding down Shares held of less than one thousand.

(2) "Percentage of total Shares in issue" is calculated by rounding down numbers of four or less and rounding up numbers of five or more in the third decimal place.

(3) Member of the family of Mr. Yoshitaka Fukuda.

(4) A report of a large unitholding was filed with the Kanto Local Finance Bureau indicating that, as of October 5, 2007, the following Shares were held as a group:

| Shareholder | Number of Shares held | Percentage of total Shares in issue |
|---|---|---|
| | (Thousands) | (Per cent.) |
| Templeton Global Advisors Limited | 265 | 0.19% |
| Franklin Templeton Investments Corp. | 4,193 | 2.95 |
| Franklin Templeton Investment Management Limited | 4,393 | 3.09 |
| Templeton Investment Counsel, LLC | 4,944 | 3.48 |
| Total | 13,795 | 9.71% |

(5) A report of a large unitholding was filed with the Kanto Local Finance Bureau indicating that, as of January 9, 2007, the following Shares were held as a group:

| Shareholder | Number of Shares held | Percentage of total Shares in issue |
|---|---|---|
| | (Thousands) | (Per cent.) |
| Morgan Stanley Japan Securities Co., Ltd. | 136 | 0.10% |
| Morgan Stanley & Co. Incorporated | 4,168 | 2.93 |
| Morgan Stanley & Co. International PLC | 2,255 | 1.59 |
| Total | 6,560 | 4.62% |

(6) A report of a large unitholding was filed with the Kanto Local Finance Bureau indicating that, as of December 20, 2007, the following Shares were held as a group:

| Shareholder | Number of Shares held | Percentage of total Shares in issue |
|---|---|---|
| | (Thousands) | (Per cent.) |
| Goldman Sachs Japan Co. Ltd. | 446 | 0.31% |
| Goldman Sachs International. | 11,207 | 7.89 |
| Goldman Sachs & Co | 1,636 | 1.15 |
| Total | 13,289 | 9.36% |

(7) A report of a large unitholding was filed with the Kanto Local Finance Bureau indicating that, as of January 18, 2008, Arnhold and S. Bleichroeder Advisers, LLC held 5.31% of our Shares.

The ownership distribution of the Shares by category of shareholders as at September 30, 2007 was as follows:

| | Number of Shares held(1) | Percentage of total Unit Shares(1) |
|---|---|---|
| | (Thousands) | (Per cent.) |
| Japanese financial institutions | 7,870 | 5.54 |
| Japanese securities companies | 1,703 | 1.20 |
| Other Japanese corporations(2) | 35,987 | 25.34 |
| Japanese individual investors and others(3) | 37,106 | 26.13 |
| Foreign corporations and individual investors | 59,327 | 41.79 |
| Total | 141,994 | 100.00 |

Notes:

(1) 50 Shares constitute one Unit of Shares.

(2) The "other Japanese corporations" category includes six Units of Shares and 30 Shares held under the name of JASDEC.

(3) Of the 412,835 Shares, or 8,256 Units, held by individuals, 35 Shares are not counted in the total number of Units.

As of September 30, 2007, the Company's Directors and Executive Officers (excluding Corporate Auditors) together held 31,754,708 Shares in total, representing 22.35% of total Shares in issue.

As at the date of this Offering Circular, the Company is not aware of any person, who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

## BUSINESS

AIFUL currently holds a leading position in the Japanese consumer credit market with ¥2,160 billion in outstanding loans and receivables, 3.3 million outstanding loan accounts, 14.5 million credit card accounts and 365,000 per-item shopping loan accounts as of September 30, 2007, in each case including off-balance sheet loans and receivables.

AIFUL's core business is its loan business, which comprises unsecured and, to a lesser extent, secured loans to individuals and small business owners. AIFUL also engages in the credit card business (including credit card shopping loans and cashing loans), the per-item shopping loan business and the loan guarantee business. AIFUL ranked among the top Japanese consumer finance companies in terms of operating revenues for the year ended March 31, 2007. As of March 31, 2007, the Company was one of the largest lenders in the Japanese consumer finance industry in terms of total loans outstanding. AIFUL seeks to become a diversified retail financial services institution and expand its position in the Japanese consumer finance market.

AIFUL engages in the consumer finance business primarily through the Company. Life, acquired by the Company in 2001, engages in the credit card shopping loan business, the per-item shopping loan business, the credit card cashing loan business and the loan guarantee business.

The Company's registered head office is located at 381-1, Takasago-cho, Gojo-Agaru, Karasuma-dori, Shimogyo-ku, Kyoto, Japan, and its general telephone number is +81 (75) 201-2000.

### History

In 1967, President Yoshitaka Fukuda founded the Company's predecessor in Kyoto to provide loans to individuals. The firm was incorporated as Marutaka Co., Ltd. in 1978, and began serving the Kita-Kyushu and Kyoto areas of Japan. In 1982, Marutaka changed its name to AIFUL Corporation and the Company has since expanded its activities throughout Japan.

In March 1995, the Company introduced its first "Ojidosan" machine. Ojidosan machines are semi-automated loan-contracting machines which enable consumers to apply for and obtain new loan accounts and loan cards, known as "AIFUL Cards". Ojidosan machines currently employ interactive audiovisual links with a remote operator in one of the Company's two regional processing centers, which helped the Company to significantly expand its customer base. Ojidosan machines allow consumers to open new loan accounts in privacy in as little as 30 minutes. As of March 31, 2007, the Company maintained 1,501 Ojidosan machines.

In July 1997, the Company made an initial public offering of its Shares, which were registered with the Japan Securities Dealers Association for trading in the Japanese OTC market. In October 1998, the Company listed its Shares on the Second Sections of the Tokyo Stock Exchange ("TSE") and the Osaka Securities Exchange ("OSE") and on the Kyoto Stock Exchange, which subsequently merged into the OSE. In March 2000, the Company's Shares were promoted to the First Sections of the TSE and the OSE.

In January 2001, the Company and the Sumitomo Trust & Banking Corporation established a joint venture, Businext Corporation ("Businext"). Businext provides small business loans to medium risk borrowers. Businext is a consolidated subsidiary of the Company.

In March 2001, the Company acquired 100% of the shares of Life (4.1% of which were subsequently transferred to third parties), a major Japanese consumer credit company and currently the Company's largest subsidiary. The acquisition of Life enabled AIFUL to move into the credit card business and the per-item shopping loan business. It also strengthened AIFUL's loan guarantee business, expanded AIFUL's traditional consumer finance business and improved AIFUL's loan portfolio. AIFUL believes the acquisition represented an important step in AIFUL's goal of becoming a diversified retail financial services institution.

In June 2002, the Company acquired a license from MasterCard International Incorporated under which the Company issues AIFUL MasterCards to customers.

In October 2002, the Company acquired City's. City's extends small business loans to high-risk borrowers.

In March 2004, the Company acquired New Frontier Partners (then Kokusai Capital Co., Ltd.), a venture capital company, as part of AIFUL's strategy to enhance its product line as a diversified retail financial services institution.

In April 2004, the Company's consolidated subsidiaries Happy Credit Corporation ("Happy Credit"), Sinwa Co., Ltd. ("Sinwa") and Sanyo Shinpan Co., Ltd. ("Sanyo Shinpan") merged to form Tryto Corporation ("Tryto"). Tryto, which engages in the consumer finance business, is a consolidated subsidiary of the Company.

Also in April 2004, the Company executed a sponsorship agreement with TCM, a consumer finance company under corporate reorganization proceedings, and agreed to second one of its executives as business administrator and provide additional capital investment or other reasonable support. The Company subsequently acquired all of the shares of TCM in February 2005. TCM emerged from rehabilitation proceedings in March 2005.

In June 2004, the Company acquired Wide, a company engaged in consumer finance. Through this acquisition, AIFUL has increased the amount of its loans outstanding and the number of its loan accounts.

In March 2005, the Company acquired Passkey, a consumer finance company with operations in Hokkaido, Japan.

In September 2005, the Company established id CREDIT and NET ONE CLUB, which are both internet consumer finance companies.

In response to changes in the environment surrounding the consumer finance industry, on March 26, 2007, id CREDIT and NET ONE CLUB were merged with and into the Company to enhance business efficiency. In addition, the Company intends to transfer some of the loan receivables from its four consumer finance subsidiaries (Tryto, Wide, TCM and Passkey) to Life in the year ending March 31, 2008 and is considering a wide range of options for reorganizing its four consumer finance subsidiaries.

On August 30, 2007 AIFUL acquired 61.0% of Secure Rent Guarantor Service Corporation, an affiliate of Life that engages in residential rent guarantees and markets the rental guarantee product Life Anshin Plus. Through this acquisition, AIFUL aims to further diversify its business portfolio by entering into a new business that combines rental guarantees and credit card operations.

## The Japanese Consumer Credit Industry

### *General*

The Japanese consumer credit industry can be divided broadly into consumer loans and other consumer credit. Consumer credit is provided by traditional consumer finance companies and other financial institutions including banks, credit card companies and installment sales finance companies. Most traditional consumer finance companies specialize mainly in small, unsecured, unguaranteed and spot loans to consumers. Banks specialize mainly in secured or guaranteed loans to small business owners.

Consumer loan providers include traditional consumer finance companies as well as other financial institutions. Consumer loan providers make unsecured and secured loans to individuals and small business owners.

Although official data as of December 31, 2006 has not yet been announced, AIFUL believes, based on financial results released by its competitors, that total credit extended by the industry during the year ended December 31, 2006 declined compared to the amount extended as of December 31, 2005. In addition, AIFUL believes that the amount of total credit extended by the industry during the year ended December 31, 2007 was lower than the amount extended during the year ended December 31, 2006 and that total credit to be extended by the industry during the year ending December 31, 2008 will continue to decline as the consumer loan industry continues to adjust its lending practices and operations in anticipation of amendments related to the reduction of maximum interest rates becoming effective by 2009.

### *Measures to Address Changes in the Industry*

AIFUL is implementing measures to deal with the changes to its industry, which include measures to:

- address interest refund-losses and refund-related credit costs over a transitional period by establishing allowances for estimated future interest refunds; and
- reduce costs to produce operating profits on an ongoing basis once lower interest rates are implemented.

AIFUL believes that, at current expense levels, the impact of reduced maximum interest rates under the Contributions Law will result in operating losses. The Company plans to implement cost reductions with a goal of achieving operating profits by or around March 31, 2009 in the new lower interest rate operating environment. A total of 644 regular employees had accepted AIFUL's offer of early retirement as of March 31, 2007. This reduction in the number of regular full-time employees is combined with a reduction of 742 temporary employees through September 2007, as a strategy for enhancing AIFUL's personnel efficiency. In addition, the Company has reduced the number of Company outlets from 1,903 as of September 30, 2006 to 1,015 as of

December 31, 2007, and AIFUL has reduced the number of AIFUL outlets from 2,713 as of September 30, 2006 to 1,217 as of December 31, 2007. In addition, the Company transferred certain loan receivables of the Company's four consumer finance subsidiaries (Tryto, Wide, TCM and Passkey) to Life on November 30, 2007 as a means of improving customer service on the loans and obtaining cost efficiencies. Further, AIFUL plans include reorganization and cost structure reforms such as:

- reviewing ways to reduce system development expenses and various other expenses, including optimizing support system sharing within the AIFUL group, curtailing new system development, reviewing maintenance costs, reducing redundant operations, disposing of unneeded assets and internalizing operations;
- removal of rooftop signs during the process of consolidating outlets;
- consolidation of City's operations by reducing the number of City's offices from 63 to 47;
- reorganizing Life by concentrating outlets in commercial areas, as well as reducing the number of Life offices from 69 to 11 offices and the number of Life Card outlets and LIFE Cash Plaza outlets from 217 to 127; and
- the closure of 439 sales outlets of Tryto, Wide, TCM and Passkey by the end of February 2008.

**Business Strengths**

AIFUL expects that the competitive environment of the consumer finance industry will continue to change. While the industry had previously experienced stable growth in the unsecured consumer lending market, which is AIFUL's core business and involves volume-intensive marketing to a broad customer base, the unsecured consumer loan market has since contracted as a result of recent adverse court decisions, including from the Supreme Court of Japan, and subsequent amendments to the laws regulating moneylenders adopted in December 2006.

The consumer finance industry is experiencing and will continue to experience excessive lending capacity primarily because lenders are tightening credit standards in light of an expected reduction in maximum interest rates and the introduction of an upper limit on aggregate borrowings. In order to prepare for these measures, the consumer finance industry is restructuring to reduce expenses and the competition for creditworthy customers is increasing.

In the face of this changing environment, AIFUL believes that its key strengths are its diversified business portfolio, focus on potential growth areas and financial management skill.

***Diversified Business Portfolio***

AIFUL has reduced its reliance on the unsecured loans business and expanded its new business areas into secured loans, small business loans and, following its acquisition of Life, credit card shopping loans (including credit card cashing loans), loan guarantees, and per-item shopping loans. As of September 30, 2007, AIFUL's unsecured loans, secured loans, small business loans, credit card shopping loans, loan guarantees, per-item shopping loans and others accounted for 64.7%, 12.3%, 6.8%, 5.5%, 6.2%, 3.9% and 0.6%, respectively, of AIFUL's outstanding loans and receivables, including off-balance sheet loans and receivables. AIFUL believes its reliance on the unsecured loans business, which is expected to be most directly affected by the regulatory change above, is lower than its competitors.

AIFUL's unsecured loans business, when compared to AIFUL's other business lines, has had a relatively high charge-off ratio and AIFUL believes that its efforts in product diversification will contribute to its ability to mitigate and reduce credit risk. For example, during the six months ended September 30, 2007, the Company's unsecured loans had a charge-off ratio measured as the ratio of total charge-off losses (including interest refund-related charge-offs) to total loans and receivables outstanding at period end (including off-balance sheet loans and receivables) of 8.4%, while this ratio was 2.0% for secured loans and 1.5% for credit card shopping loans of Life.

AIFUL's diversified business portfolio gives it the second largest operating asset base in the industry, which may give AIFUL a competitive advantage as it implements cost reduction measures.

***Focus on potential growth areas***

AIFUL believes that its current business portfolio positions it to capture potential growth areas in the consumer finance industry. AIFUL has significantly expanded its credit card shopping loan, small business loan and loan guarantee businesses. Life's credit card shopping loan balance has increased from ¥64,117 million as of

March 31, 2003 to ¥117,222 million as of March 31, 2007 and ¥118,185 million as of September 30, 2007, while the number of credit card holders has increased from 9.8 million as of March 31, 2003 to 14.1 million as of March 31, 2007 and 14.5 million as of September 30, 2007. As of March 31, 2007, Life is the fifth largest among the over 140 domestic credit card operators in Japan measured by the number of cardholders. AIFUL believes Life is well positioned to capture growth opportunities in the Japanese credit card market. The aggregate balance of AIFUL's small business loans has increased from ¥65,285 million as of March 31, 2003 to ¥155,642 million as of March 31, 2007. The growth in AIFUL's small business loans business was primarily realized through the operations of Businext and City's. Businext issues loans with interest rates that are within the Interest Rate Restriction Law limits and its loans will not be directly affected by the amendments to the laws affecting moneylenders. The aggregate balance of AIFUL's small business loans decreased to ¥147,645 million as of September 30, 2007 due to a worsening business environment for small to medium sized businesses and AIFUL's tightening of credit standards.

*Financial management skill*

AIFUL believes that one of its key strengths is its financial management skill. AIFUL focuses primarily on prioritizing long-term fixed rate funding for its financing needs. AIFUL currently manages interest rate risk by entering into interest rate swap agreements and purchasing interest rate options. As of September 30, 2007, approximately 81.2% of AIFUL's total borrowings were hedged or the rate of interest was otherwise fixed. AIFUL's financial management skill allows it to create a cost-efficient financial structure to minimize its borrowing costs.

Another aspect of AIFUL's financial management skill is its utilization of diverse funding sources. In addition to borrowing from a variety of lenders, AIFUL has diversified its funding sources to include domestic and international issuances of corporate bonds and the securitization of receivables. As of September 30, 2007, 53.9% of AIFUL's borrowings was procured from banks, insurance companies and other lenders and 46.1% of its borrowings was obtained through the capital markets, primarily in the form of straight bonds, asset backed securities and other types of structured securities issued or originated by the Company or Life. AIFUL maintains, through a combination of cash and unutilized committed credit lines, sufficient liquidity to satisfy over 80% of its debt repayment obligations as of September 30, 2007. AIFUL had unutilized committed credit lines of ¥260,000 million as of September 30, 2007.

**Business Strategy**

AIFUL is facing a number of serious challenges in its business today. In recent years, the Japanese consumer finance industry has experienced a significant increase in the number of interest refund claims from borrowers due to recent adverse court decisions, including from the Supreme Court of Japan, and subsequent amendments to the laws regulating moneylenders. Furthermore, the industry is anticipating a substantial decrease in maximum interest rates and the introduction of limits on lending amounts to each individual borrower. These developments contribute to a decrease in the size of the overall market for consumer finance products.

In response to these challenges and uncertainties surrounding the industry, AIFUL intends to redeploy its key strengths and has developed the following strategies: diversification of revenue sources and asset portfolio, cost structure reform, reorganization of group companies, reduction of credit costs through tightening of credit standards and diversification of funding sources.

*Diversification of revenue source and asset portfolio*

AIFUL has and will continue to diversify its revenue source and asset portfolio. Amendments to the laws regulating moneylenders, including amendments to the Moneylending Business Law, the Interest Rate Restriction Law and Contributions Law, were adopted in December 2006. The amendments will eliminate voluntary interest and reduce the legally permissible maximum interest rates to 15%, 18% or 20% per year, depending upon the principal amount of the loan. These amendments will become effective at some point of time not later than June 18, 2010. When the reduced maximum interest rates take effect, the new maximum interest rates will apply to any subsequent loan originations. Accordingly, AIFUL has a limited amount of time to implement a rebalancing of the product mix in its portfolio to prepare for the amendments to the laws regulating moneylenders. AIFUL is rebalancing its portfolio mix to achieve a more diverse product base and focusing business resources on products that are expected to be relatively less affected by these changes in its regulatory environment and are within business segments AIFUL views to have growth potential.

In order to diversify its revenue sources and to increase the relative importance of the business segments that AIFUL expects will be less affected by the amendments to the laws regulating moneylenders and views to

have growth potential, AIFUL is shifting its focus for growth from its core strength of unsecured loans to its credit card, small business loans and loan guarantee businesses. In this shift, AIFUL expects to transfer its institutional experience and expertise gained through its unsecured lending business to these businesses. AIFUL believes that it can utilize its existing customer acquisition channels and historical expertise to increase sales of these loan products and expand these business segments. In this respect, AIFUL's experience in the growing credit card business of Life provides a roadmap for the transfer of institutional experience among different businesses and diversifying its product portfolio.

AIFUL is also emphasizing diversification of its customer base by expanding its lending to creditworthy customers and concentrating on lending to customers with a lower charge-off ratio, such as secured loan and credit card customers.

*Cost structure reform*

AIFUL is implementing measures to reshape its cost structure and reorganize and streamline the AIFUL group of companies with an objective of reducing costs associated with its loan products. Through these measures, the Company aims to achieve operating profitability on or by March 31, 2009. The Company has reduced the number of Company outlets from 1,903 to 1,015 as of December 31, 2007. AIFUL has reduced the number of AIFUL outlets from 2,713 to 1,217 as of December 31, 2007. These measures include a concentration of Life's outlets in targeted commercial areas and a reduction in the number of Life Card outlets and LIFE Cash Plaza outlets from 217 to 127.

AIFUL is reducing the number of its regular employees as well as its temporary employees as part of its plans to reorganize its group companies, consolidating outlets, and enhancing the efficiency of its collection processes. During the fiscal year ended March 31, 2007, 644 regular employees accepted AIFUL's offer of early retirement. Additionally, by September 30, 2007, AIFUL has reduced its workforce by an additional 742 temporary employees, as compared to March 31, 2007, including region-specific and contract employees.

AIFUL is reviewing all other elements of its cost structure with a view to achieving savings in system development expenses, promoting the sharing of support systems among the AIFUL group, reducing maintenance costs, reducing redundant operations, disposing of underutilized assets and internalizing operations.

These measures are not expected to be sufficient to meet AIFUL's cost reduction targets. Therefore, AIFUL is currently considering additional restructuring measures in order to reduce operating costs. See "Risk Factors—Risk Factors Relating to AIFUL's Business—AIFUL's restructuring measures responding to changes in the regulatory environment may be inadequate to produce operating profits".

*Reorganization of group companies*

AIFUL is currently reorganizing its group companies in order to realize cost savings, increase operational efficiencies and reallocate its resources to position itself favorably in the new regulatory and competitive environment.

The Company expects to transfer some of the loan receivables of its four consumer finance subsidiaries to Life in the year ending March 31, 2008 and is also considering a wide range of options for reorganizing its four consumer finance subsidiaries (Tryto, Wide, TCM and Passkey). The Company is also consolidating the operations of its small business loan subsidiary, City's, by reducing the number of City's offices from 63 to 47.

*Reduction of credit costs through tightening of credit standards*

AIFUL intends to reduce its credit costs by expanding loans made to creditworthy customers, reducing credit extensions to customers with a high default risk and leveraging its risk management systems to control credit costs. AIFUL plans to adopt its credit scoring methodology and computerized scoring model, which were developed mainly for unsecured lending, in order to identify high risk customers to whom AIFUL should decide to no longer extend credit as a result of the pending implementation of the amendments to the laws regulating moneylenders and to select creditworthy customers to whom AIFUL will focus in the future. AIFUL also aims to apply its credit scoring model to its small business loans and loan guarantees businesses in order to expand the volume of its small business loans and loan guarantees with efficient credit costs.

In order to attract and retain creditworthy customers, the Company started to offer loan products with lower interest rates to lower risk customers with good credit beginning in December 2006, and Life started to offer its gold card holders lower interest rate loan products and plans to offer such lower interest rate loan products to additional customers. In addition, in August 2007, the Company began to offer new loan applicants interest rate loan products that comply with the limits on maximum interest rates under the Interest Rate Restriction Law.

AIFUL has adopted stricter lending criteria in response to the changing market environment. AIFUL intends to utilize its credit screening skills to identify, acquire and maintain appropriately creditworthy customers to which it can profitably originate new loans at the pending limit on maximum interest rates as it engages in increasingly intense competition with other money lenders striving for creditworthy customers.

*Diversification of funding sources*

Through skillful financial management of its funding sources, AIFUL is pursuing a strategy to create cost-efficient financing structures that can achieve stable profitability in an environment of rising interest rates for AIFUL's borrowings. This is particularly important because the reductions in maximum interest rates have, and will continue to, put downward pressure on profit margins. AIFUL aims to utilize its knowledge in financial management to keep funding costs low by accessing a variety of funding sources. Borrowing rates have increased due to higher basic interest rates. The spread would be greater if not for business diversification efforts.

AIFUL intends to balance its funding sources among banks, non-banks and capital markets, while achieving a sufficiently long average life to maturity of its borrowings and a high proportion of fixed or hedged borrowings. AIFUL currently obtains nearly half of its funding from non-bank sources, including off-balance sheet securitizations and corporate bond issuances, and primarily utilizes its commitment lines for bridge financing. Maintaining a variety of funding sources is an essential part of its strategy for managing funding costs. AIFUL also focuses on maintaining sufficient liquidity through a combination of cash reserves and unutilized committed credit lines.

**Credit Portfolio**

The balances of, and income from, AIFUL's credit portfolio consisted of the following as of, and for the periods ended, the dates indicated. Unless otherwise indicated, figures for outstanding balances of loans and installment accounts receivable outstanding in the following discussion refer to loans and installment accounts receivable including off-balance sheet securitized loans and installment accounts receivable.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (Millions of yen) | | |
| **Portfolio Balances:** | | | | | |
| Loans | ¥2,095,202 | ¥2,232,418 | ¥1,985,263 | ¥2,145,220 | ¥1,810,834 |
| Installment accounts receivable | 276,849 | 285,042 | 229,740 | 257,743 | 201,635 |
| Credit card shopping loans | 79,623 | 101,135 | 117,222 | 106,856 | 118,185 |
| Per-item shopping loans | 197,226 | 183,907 | 112,518 | 150,887 | 83,450 |
| Loan guarantees | 141,407 | 153,767 | 141,930 | 148,931 | 134,780 |
| **Portfolio Income:** | | | | | |
| Interest on loans | ¥ 466,430 | ¥ 491,358 | ¥ 448,662 | ¥ 236,056 | ¥ 191,346 |
| Interest on credit card shopping loans | 9,091 | 11,275 | 12,754 | 6,195 | 7,112 |
| Interest on per-item shopping loans | 17,201 | 17,676 | 12,998 | 7,469 | 3,935 |
| Interest on loan guarantees | 7,088 | 8,668 | 9,187 | 4,669 | 4,349 |

**Loans**

The core of AIFUL's operations is its loan business, which comprises unsecured and, to a lesser extent, secured loans to individuals and small business owners. AIFUL engages in the loan business primarily through the Company. Loans by the Company constituted 70.2%, 67.8%, 65.4% and 64.4% of AIFUL's outstanding loans balance as of March 31, 2005, March 31, 2006, March 31, 2007 and September 30, 2007, respectively. Interest income from loans by the Company constituted 70.9%, 67.9%, 65.2% and 63.2% of AIFUL's loan revenues for the year ended March 31, 2005, the year ended March 31, 2006, the year ended March 31, 2007 and the six months ended September 30, 2007, respectively. AIFUL also engages in the loan business through Life, Tryto, Businext, City's, Wide, TCM and Passkey.

As of September 30, 2007, 88.9% of AIFUL's unsecured loans outstanding carried interest rates at or above 18%, 70.8% and 48.3% of AIFUL's secured loans outstanding carried interest rates at or above 15% and 18%, respectively, and 32.7% of AIFUL's small business loans carried interest rates at or above 18%. Beginning on December 18, 2006, the Company started to offer loan products with lower interest rates to its customers who maintain good credit standing. In addition, in August 2007, the Company began to offer new loan applicants

lower interest rate loan products that comply with the limits of the Interest Rate Restriction Law. Life has also started to offer customers holding its gold cards lower interest rate loan products that comply with the limits of the Interest Rate Restriction Law and plans to offer such lower interest rate products to additional customers.

The table below sets forth, as of, and for the periods ended, the dates indicated, the aggregate outstanding balance of and income from interest on loans to customers of AIFUL and the Company.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (Millions of yen) | | |
| **Loans Outstanding:** | | | | | |
| **AIFUL** | | | | | |
| Unsecured loans | ¥1,622,032 | ¥1,709,185 | ¥1,537,905 | ¥1,652,362 | ¥1,397,591 |
| Secured loans | 352,214 | 357,025 | 291,716 | 325,322 | 265,598 |
| Small business loans | 120,956 | 166,208 | 155,642 | 167,536 | 147,645 |
| Total | ¥2,095,202 | ¥2,232,418 | ¥1,985,263 | ¥2,145,220 | ¥1,810,834 |
| **Company**(1) | | | | | |
| Unsecured loans | ¥1,093,663 | ¥1,133,083 | ¥ 995,077 | ¥1,083,032 | ¥ 894,929 |
| Secured loans | 345,180 | 341,153 | 274,788 | 308,446 | 248,241 |
| Small business loans | 32,924 | 38,481 | 28,747 | 34,332 | 23,597 |
| Total | ¥1,471,767 | ¥1,512,717 | ¥1,298,612 | ¥1,425,810 | ¥1,166,767 |
| **Interest Income:** | | | | | |
| **AIFUL** | | | | | |
| Unsecured loans | ¥ 387,839 | ¥ 405,309 | ¥ 374,839 | ¥ 196,418 | ¥ 161,884 |
| Secured loans | 56,532 | 56,144 | 43,575 | 23,518 | 17,142 |
| Small business loans | 22,059 | 29,905 | 30,248 | 16,120 | 12,320 |
| Total | ¥ 466,430 | ¥ 491,358 | ¥ 448,662 | ¥ 236,056 | ¥ 191,346 |
| **Company**(1) | | | | | |
| Unsecured loans | ¥ 266,931 | ¥ 269,986 | ¥ 243,614 | ¥ 128,530 | ¥ 102,236 |
| Secured loans | 55,875 | 54,560 | 41,424 | 22,448 | 16,073 |
| Small business loans | 7,723 | 8,995 | 7,631 | 4,304 | 2,600 |
| Total | ¥ 330,529 | ¥ 333,541 | ¥ 292,669 | ¥ 155,281 | ¥ 120,909 |

Note:

(1) As of the dates indicated, the Company did not have off-balance sheet securitized loans.

***Unsecured Loans***

Unsecured loans are the most important part of AIFUL's business. Unsecured loans are consumer loans to individuals, not supported by collateral or any third-party guarantee. Loans extended through credit card cash advances and loan card cash advances are included in this segment. Loans extended through credit card cash advances were ¥209,300 million, ¥220,804 million, ¥229,985 million, ¥228,653 million and ¥227,208 million as of March 31, 2005, 2006 and 2007 and September 30, 2006 and 2007, respectively. Credit limits per customer are generally ¥500,000 or 10% of a customer's yearly income up to ¥3 million. The current interest rates on AIFUL's unsecured loans generally range from 9.8% to 28.835% per annum.

Outstanding unsecured loans constituted 76.6%, 77.5% and 77.2% of AIFUL's aggregate loan balance as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively. Interest income from unsecured loans constituted 82.5%, 83.5% and 84.6% of AIFUL's interest income from loans for the year ended March 31, 2006, the year ended March 31, 2007 and the six months ended September 30, 2007, respectively. AIFUL anticipates a gradual reduction in the proportion of the balance of unsecured loans to its total lending portfolio.

AIFUL engages in the unsecured loan business primarily through the Company. Total outstanding unsecured loans by the Company constituted 66.3%, 64.7% and 64.0% of AIFUL's outstanding unsecured loans balance as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively. As of March 31, 2007 and September 30, 2007, 89.3% and 84.0%, respectively, of the Company's unsecured loan balances carried interest rates greater than or equal to 20%. Interest income from unsecured loans by the Company constituted 66.6%, 65.0% and 63.2% of AIFUL's interest income from unsecured loans for the year ended March 31, 2006, the year

ended March 31, 2007 and the six months ended September 30, 2007, respectively. Life, through its Cash Plaza and credit card cash advance operations, and Tryto, Wide, TCM and Passkey also engage in this business.

### *Secured Loans*

AIFUL makes secured loans, mainly to individuals who provide home mortgages as collateral. In limited cases, AIFUL makes secured loans to corporations that provide real estate as collateral. Almost half of AIFUL's secured loans extended to new customers are secured by first mortgages. Credit limits are subject to an evaluation of the collateral, creditworthiness of the borrower and internal approval. AIFUL is reviewing its business strategy related to its secured loan products based upon the amendments to the laws relating to the consumer finance industry. The current interest rates on AIFUL's secured loans generally range from 9.2% to 21.9% per annum, although most of these loans in terms of outstanding balance bear interest at rates between 15.0% and 21.9% with 75.0%, 72.4% and 70.8% of the secured loans carrying interest rates of greater than or equal to 15%, as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively.

Outstanding secured loans comprised approximately 16.0%, 14.7% and 14.7% of AIFUL's total outstanding loans as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively. Interest income from secured loans constituted 11.4%, 9.7% and 9.0% of AIFUL's interest income from loans for the year ended March 31, 2006, the year ended March 31, 2007 and the six months ended September 30, 2007, respectively. AIFUL believes the market for secured loans has growth potential. However, due to a less aggressive approach with respect to sales of secured loan products in light of the anticipated regulatory changes, AIFUL's outstanding balance of secured loans has declined in recent periods, with the balance as of March 31, 2007 decreasing 18.3% from March 31, 2006 and revenues for the year ended March 31, 2007 decreasing 22.4% from the previous year. AIFUL's outstanding balance of secured loans as of September 30, 2007 declined 18.4% from September 30, 2006 and revenues for the six months ended September 30, 2007 decreased 27.1% from the corresponding period in the prior fiscal year.

AIFUL's secured lending business is conducted primarily through the Company. Total outstanding secured loans by the Company comprised 95.6%, 94.2% and 93.5% of AIFUL's outstanding secured loans balance as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively. As of March 31, 2006, March 31, 2007 and September 30, 2007, 76.1%, 74.1% and 73.0%, respectively, of the Company's outstanding secured loan balance carried interest rates of greater than or equal to 15%. Interest income from secured loans by the Company constituted 97.2%, 95.1% and 93.8% of AIFUL's interest income from secured loans for the year ended March 31, 2006, the year ended March 31, 2007 and the six months ended September 30, 2007, respectively. Recently, Life, Businext, City's, Tryto, Wide and Passkey have begun engaging in this business, targeting customer segments different from those targeted by the Company. AIFUL has started to review whether to implement changes to its secured loan products to respond to the changes in the laws related to the consumer finance industry.

### *Small Business Loans*

Small business loans, while limited in amounts, are a rapidly expanding part of AIFUL's business. Small business loans comprise loans of up to ¥15 million per customer to individuals who are self-employed small business owners and small companies. Interest rates on AIFUL's small business loans generally range from 8.0% to 28.8% per annum with 32.1%, 22.1% and 16.5% of AIFUL's outstanding balance of small business loans carrying interest rates of greater than or equal to 28% as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively. The maximum amount of small business loans offered by the Company's subsidiaries varies. As of September 30, 2007, the maximum amounts for such loans offered by the Company, Businext and City's were ¥5 million, ¥10 million and ¥15 million, respectively.

Outstanding small business loans constituted 7.4%, 7.8% and 8.2% of AIFUL's total outstanding loans as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively. Interest income from small business loans constituted 6.1%, 6.7% and 6.4% of AIFUL's interest income from loans for the year ended March 31, 2006, the year ended March 31, 2007 and the six months ended September 30, 2007, respectively. Although small business loans are only a small portion of AIFUL's business, AIFUL believes the market for small business loans has significant growth potential. However, AIFUL's outstanding balance of small business loans has declined in the last fiscal year and during the six months ended September 30, 2007 due to a worsening business environment for small to medium sized businesses and AIFUL's tightening of credit standards.

AIFUL's small business lending is conducted through the Company, Businext and City's. Loans by the Company constituted 23.2%, 18.5% and 16.0% of AIFUL's outstanding small business loans as of March 31, 2006, March 31, 2007 and September 30, 2007, respectively. The Company generated 30.1%, 25.2% and 21.1%

of AIFUL's interest income from small business loans for the year ended March 31, 2006, the year ended March 31, 2007 and the six months ended September 30, 2007, respectively. As of March 31, 2006, March 31, 2007 and September 30, 2007, 34.4%, 27.2% and 22.9%, respectively, of the Company's outstanding balance of small business loans carried interest rates of greater than or equal to 28%.

Businext lends to the medium-risk segment, while City's lends to the high-risk segment. Businext has already been offering only those loan products that comply with the limits of the Interest Rate Restriction Law. Therefore, even after the scheduled reduction of maximum interest rate takes effect, Businext will not be legally required to lower the interest rates on its loan products. In addition to loan products that comply with the limits of the Interest Rate Restriction Law, City's continues to offer loan products with interest rates that exceed the limits of the Interest Rate Restriction Law. Therefore, City's will be required to lower the interest rates on some of its loan products to comply with the scheduled reduction of the maximum interest rates. AIFUL believes these markets may offer opportunities for growth, particularly since Japanese commercial banks have, in AIFUL's opinion, largely ignored these markets. The Company believes there is additional room for cooperation between these subsidiaries.

### *Loan Customers*

Loan customers represent a broad range of the Japanese population. The geographical concentrations of outstanding loans generally tend to correspond to concentrations of working adults in Japan. While approximately 69.1% and 69.2% of the Company's unsecured loan customers as of March 31, 2007 and September 30, 2007, respectively, were men, loan customers are not clustered in any single age group or industry.

Customers who borrow from consumer finance companies can generally be described as persons who value the following:

- readily available credit, including due to convenient locations, extended business hours and a rapid credit assessment requiring only a short interview and presentation of documents normally in one's possession;
- rapid access to cash once credit approval is granted, which is often important in a cash oriented society like Japan, where personal checking accounts are generally unavailable;
- a general absence of restrictions on the use of borrowed funds and flexible repayment terms;
- transaction privacy; and
- a wide variety of consumer-oriented and innovative products and customer services.

The table below sets forth, for the periods indicated, the aggregate numbers of new loan customer accounts of AIFUL and the Company.

| | Year ended March 31, | | | Six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (Thousands) | | |
| **New Loan Customer Accounts:** | | | | | |
| **AIFUL** | | | | | |
| Unsecured loans | 526 | 533 | 242 | 145 | 76 |
| Secured loans | 24 | 25 | 1 | 1 | 0 |
| Small business loans | 31 | 38 | 13 | 8 | 5 |
| Total | 582 | 597 | 258 | 155 | 82 |
| **Company** | | | | | |
| Unsecured loans | 343 | 338 | 155 | 89 | 59 |
| Secured loans | 23 | 23 | 0 | 0 | 0 |
| Small business loans | 9 | 9 | 0 | 0 | 0 |
| Total | 376 | 370 | 156 | 90 | 60 |

In recent periods, leading Japanese consumer finance companies have seen a steady decline in the number of new loan customers. Reasons for this decline include the following: (i) negative press coverage and media reports with respect to Japanese consumer finance companies; (ii) an increase in new sources of consumer loans,

including from credit card companies and consumer finance companies affiliated with commercial banks; and (iii) tightening of credit standards for customers by consumer finance companies.

The table below sets forth, as of the dates indicated, the number of loan customer accounts with outstanding loan balances of AIFUL and the Company.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (Thousands) | | |
| **Customer Accounts with Outstanding Loan Balances:** | | | | | |
| **AIFUL** | | | | | |
| Unsecured loans | 3,618 | 3,694 | 3,366 | 3,577 | 3,122 |
| Secured loans | 99 | 104 | 87 | 96 | 80 |
| Small business loans | 77 | 99 | 93 | 98 | 88 |
| Total | 3,796 | 3,898 | 3,547 | 3,773 | 3,291 |
| **Company** | | | | | |
| Unsecured loans | 2,091 | 2,057 | 1,788 | 1,942 | 1,628 |
| Secured loans | 98 | 101 | 84 | 92 | 77 |
| Small business loans | 24 | 27 | 2110 | 25 | 18 |
| Total | 2,214 | 2,187 | 1,894 | 2,060 | 1,723 |

Some AIFUL loan customers maintain accounts with two or more lenders included in the AIFUL group.

The table below sets forth, as of the dates indicated, the average balance per account of unsecured, secured and small business loans receivable as well as the average of all loans receivable of AIFUL and the Company.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (Thousands of yen) | | |
| **Average Balance of Loans Receivable:** | | | | | |
| **AIFUL** | | | | | |
| Unsecured loans | ¥ 448 | ¥ 462 | ¥ 456 | ¥ 461 | ¥ 447 |
| Secured loans | 3,528 | 3,411 | 3,338 | 3,379 | 3,301 |
| Small business loans | 1,555 | 1,681 | 1,666 | 1,692 | 1,674 |
| Total | ¥ 551 | ¥ 572 | ¥ 559 | ¥ 568 | ¥ 550 |
| **Company** | | | | | |
| Unsecured loans | ¥ 522 | ¥ 550 | ¥ 556 | ¥ 557 | ¥ 549 |
| Secured loans | 3,499 | 3,355 | 3,269 | 3,316 | 3,222 |
| Small business loans | 1,323 | 1,385 | 1,336 | 1,370 | 1,298 |
| Total | ¥ 664 | ¥ 691 | ¥ 685 | ¥ 692 | ¥ 676 |

***Loan Distribution Network***

AIFUL's consumer loan business is conducted through a proprietary nationwide network consisting, as of September 30, 2007, of 232 staffed loan offices, 992 unstaffed loan offices, 1,100 semi-automated loan-contracting machines, including Ojidosan machines, 1,231 AIFUL ATMs and 169,671 third-party ATMs throughout Japan. A number of AIFUL's services are also available via the Internet and Internet-enabled (e.g., "i-mode") mobile phones.

In March 2005, the Company introduced its "Suguwaza" automated account opening machines, which allow customers to open an account in as few as five minutes with a follow-up phone call from the loans center to establish loan amounts. The number of Suguwaza machines was 39 as of September 30, 2007.

AIFUL has substantially decreased the number of outlets in its loan distribution network in connection with its restructuring measures. AIFUL reduced the number of Company outlets from 1,025 as of June 30, 2007 to 1,019 by September 30, 2007 and the number of AIFUL outlets from 1,265 as of June 30, 2007 to 1,224 by September 30, 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Measures to Address Changes in the Industry".

The following table sets forth, as of the dates indicated, the total number of staffed and unstaffed loan offices, the number of semi-automated loan-contracting machines, including Ojidosan machines, at unstaffed loan offices and inside staffed loan offices and the number of ATMs of AIFUL and the Company.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | (Thousands of yen) | | | | |
| **Number of Staffed and Unstaffed Offices:** | | | | | |
| **AIFUL** | | | | | |
| Staffed offices | 884 | 873 | 364 | 820 | 232 |
| Unstaffed offices | 1,442 | 1,849 | 1,943 | 1,893 | 992 |
| Total | ¥ 2,236 | 2,722 | 2,307 | 2,713 | 1,224 |
| **Company** | | | | | |
| Staffed offices | 549 | 515 | 101 | 463 | 101 |
| Unstaffed offices | 1,023 | 1,397 | 1,704 | 1,440 | 918 |
| Total | 1,572 | 1,912 | 1,805 | 1,903 | 1,019 |
| **Number of Semi-automated Loan-contracting Machines:** | | | | | |
| **AIFUL** | | | | | |
| Total | 2,170 | 2,249 | 1,872 | 2,237 | 1,100 |
| **Company** | | | | | |
| Ojidosan machines at unstaffed loan offices | 1,017 | 1,087 | 1,400 | 1,130 | 879 |
| Ojidosan machines at staffed loan offices | 544 | 508 | 101 | 458 | 101 |
| Total | 1,561 | 1,595 | 1,501 | 1,588 | 980 |
| **Number of ATMs:** | | | | | |
| **AIFUL** | | | | | |
| ATMs | 2,292 | 2,361 | 1,998 | 2,359 | 1,231 |
| Third-party ATMs | 146,413 | 156,722 | 165,240 | 162,054 | 168,440 |
| Total | 148,705 | 159,083 | 167,238 | 164,413 | 169,671 |
| **Company:** | | | | | |
| ATMs | 1,761 | 1,803 | 1,668 | 1,809 | 1,056 |
| Third-party ATMs | 74,577 | 84,836 | 87,390 | 85,510 | 88,990 |
| Total | 76,338 | 86,639 | 89,058 | 87,319 | 90,046 |

AIFUL lenders engaged in the consumer finance business currently operate independently under their own respective brand names. Customers of the Company are unable to access services and products of or otherwise transact with the Company through a subsidiary's network and customers of a subsidiary are unable to access services and products of or otherwise transact with the subsidiary through the Company or another subsidiary's network. Nevertheless, customers of subsidiaries of the Company are currently able to withdraw funds from and repay funds to those subsidiaries through the Company's ATMs (but not through third-party ATMs in the Company's network). The Company is considering a wide range of options to reorganize its four consumer finance subsidiaries, which may give customers common access to services and products offered by the Company and these subsidiaries.

AIFUL's customers are able to open new accounts, withdraw cash, make repayments and check account balances at staffed and unstaffed loan offices. Loan offices are typically located near train stations, on main shopping streets or in other locations with significant pedestrian traffic and in lower-cost suburban areas along major thoroughfares.

*Staffed Loan Offices*

Despite the recent cut-back in the number of AIFUL staffed loan offices in connection with AIFUL's reorganization efforts, staffed loan offices remain important to support core business expansion and loan product diversification. Secured and small business loan accounts are currently only offered at staffed offices. Semi-automated loan-contracting machines have been installed in nearly all staffed loan offices.

*Unstaffed Loan Offices*

Unstaffed loan offices operate through the use of semi-automated loan-contracting machines and ATMs. In the past, expansion had been linked in part to an expansion of the unstaffed loan office network.

*Semi-automated loan-contracting machines.* In recent periods, a majority of new customers have opened loan accounts through Ojidosan semi-automated loan-contracting machines. These machines offer increased privacy and enhance efficiency since one person in a centralized processing center can handle loan applications from several machines. In addition, these machines require less space and less cost than staffed loan offices. There is typically no more than one semi-automated loan contracting machine per location.

*ATMs.* Customers are able to withdraw cash, make repayments and check account balances through the ATM network. In addition, if an increase in a customer's credit limit has previously been approved, the increase can be implemented through the ATM network. Most ATMs are located in loan offices.

*Third-party ATMs.* Links with third-party ATMs permit customers to withdraw cash or make repayments. Third-party ATMs may be operated by banks, retailers and other institutions, and are able to dispense cash and respond to balance inquiries. There is a per-transaction charge for the use of such ATMs which is not currently passed on to the customer.

### *Opening of Unsecured Loan Accounts*

The Company and each of its consolidated subsidiaries involved in the unsecured consumer loan business provide such loans to their respective customers through their own loan offices. While procedures for opening an unsecured loan account are generally the same between the Company and these subsidiaries, the subsidiaries have a great deal of autonomy with respect to setting credit limits (up to a maximum of ¥3 million) and making credit assessments. For example, although the computer system of each such subsidiary is largely based upon the computer system of the Company, each such subsidiary generally utilizes its own computer database when conducting a credit assessment with respect to a loan customer.

#### *Procedures*

Emphasis is given to making the unsecured loan credit application process quick and uncomplicated. The process typically consists of a single interview by a loan officer of the loan applicant and the presentation by the applicant of documents which are normally in one's possession.

Loan applicants may apply to open an account at any staffed loan office by filling out an application form and completing a personal interview. The standard of application review is the same as when an applicant applies at a semi-automated loan-contracting machine. The loan staff conducts an interview with the applicant by relaying computer prompted questions and entering related responses into the system. The computer then checks the information against the relevant databases and responds with information relevant to the credit decision.

The process is similar when an applicant applies to open an account at a semi-automated loan contracting machine. The applicant is required to fill out an application and submit a proper form of identification into the machine along with the application. The interactive video screen then offers instructions and begins to "interview" the applicant by prompting the applicant to enter responses to a series of questions. While the computer analyzes the data provided by the applicant for creditworthiness, a loan officer at a regional processing center observes the applicant remotely through discreet video cameras and prompts additional questions, as appropriate.

#### *Credit Assessment*

The application process focuses principally on two factors: confirmation of the identity of the applicant and evaluation of the creditworthiness of the applicant. To open a new account, the applicant is first required to provide specified documentation and other information establishing the applicant's identity. This information is checked against different databases to ascertain the applicant's creditworthiness. The databases include a proprietary database and a credit database maintained by credit information centers, such as the Japan Information Center Corporation (the Japanese national credit information center), especially for consumer finance companies, as well as databases maintained by credit information centers for companies in other sectors from which limited credit information such as past default history can be obtained.

Based on the documentation provided by the applicant and responses to the interview, and with information from the databases, the borrower's credit rank is automatically furnished by the computer. There are 15 eligible credit ranks, each of which has its own credit limit and minimum interest rate. Credit ranks are established based on an evaluation of borrower data over the previous several years, an analysis of the characteristics that tend to influence default and on extensive simulations that consider interest rates, credit limits and account delinquency ratios. The credit assessment system is reviewed from time to time as necessary in order to respond to changes in the Japanese economy and to other factors. In response to recent changes in laws governing the Japanese consumer finance industry, AIFUL has tightened its credit standards.

Loan office managers generally make the final decision and set a borrower's credit limit based on the borrower's credit rank and on qualitative factors apparent from the applicant's interview.

Generally, applicants are rejected if they have substantial outstanding borrowings from other lenders or a past default history appears in the lender's database or the database of a credit information center.

*Credit Exposure Management*

A limited number of staff, including loan office managers, has authority to establish a credit limit of up to ¥1,000,000 per customer, which is the maximum credit limit default in the computer system. If the computer indicates a credit limit higher than ¥1,000,000 might be permitted, authorization is required to override the default. Central loan approval staff in the credit department of the relevant lender are authorized to establish limits of up to ¥3 million provided generally that the applicant is a repeat customer and certain additional credit standards are satisfied. Unsecured credit is not extended in excess of ¥3 million per individual, except for loans to small business owners discussed below.

In order to make the loan application process quick and uncomplicated, applicants are generally required to present only readily available information and documentation. Credit assessments for loans up to ¥500,000 can be made after a single interview lasting an average of approximately 30 minutes, and cash is normally available to the customer immediately following the credit decision.

***Opening of Secured Loan Accounts***

*Procedures*

Generally, the secured loan credit approval process is as follows:

- A loan office receives an application, a copy of the land registration to the property being offered as collateral and an official land map and confirms the applicant's debt situation. As in the case of unsecured loans, the applicant's identity is checked, and the applicant is interviewed.
- The loan office requests an appraisal through the Company's internal appraisal system for most loans or from an independent real estate broker or appraiser for certain high value loans.
- The loan office sends the copy of the land registration, the official map, the appraisal of the collateral and the customer's personal information to the credit department for review.
- The credit department evaluates the ownership and encumbrances shown in the land registration and past repayment history and notifies the loan office of the results. If necessary, the credit department may request additional information, such as the applicant's record of residential mortgage loan repayments, certificate of tax payments and photographs of the property. The credit department, with its extensive experience, determines how much credit to extend. Occasionally, the credit department may also request another property appraisal from a different real estate broker or appraiser.
- After the loan office receives approval from the credit department, it draws up the loan contract and registers the revolving mortgage with the land registration offices.

*Credit Assessment*

Secured loan applicants, mainly individuals, are evaluated primarily by examining the real estate offered as collateral. In certain cases, individual applicants may also be evaluated using the same scoring system used to evaluate unsecured loan applicants. The credit department is responsible for setting a secured loan applicant's credit limit within the range appropriate for the applicant's credit rank, which is based on the lower of either the applicant's debt repayment capacity or the estimated value of the applicant's collateral. Authority as to credit decisions and credit limits may, in limited cases, be granted to loan office managers. Such loan office managers are required to submit credit decision reports to the credit department.

***Opening of Small Business Loan Accounts***

Loans from the Company of up to a maximum of ¥5 million to a self-employed small business owner may be granted, depending upon whether a third-party guarantee is provided. Loans from Businext of up to ¥10 million and from City's of up to ¥15 million may be granted if certain conditions are met. Before granting a small business loan, both the loan applicant and the guarantor are evaluated using a scoring system specifically designed to assess the creditworthiness of small business loan applicants.

### *Loan Products and Terms*

Lower interest rates are offered to certain established customers with good payment records and that meet other specified credit standards. Interest is generally payable monthly, and the interest rate on overdue amounts for most product types has been 29.2% per annum. In the future the Company will not be able to charge more than 20.0% after the new maximum interest rates come into effect. Beginning on December 18, 2006, the Company started to offer loan products with lower interest rates to its customers who maintain good credit standing. In addition, in August 2007, for new loan applications the Company began to offer lower interest rate loan products that comply with the limits of the Interest Rate Restriction Law. Further, Life started to offer customers holding its gold cards lower interest rate loan products that comply with the limits of the Interest Rate Restriction Law and plans to offer such lower interest rate products to additional customers. The maximum rate of interest is regulated by law. See "—Regulation and Supervision".

In the event of a non-payment of a loan installment or upon the occurrence of other specified defaults, loans may be accelerated.

The table below sets forth, for the periods indicated, the average interest rates earned on unsecured, secured and small business loans, in each case in terms of outstanding balance, by the Company.

| | Year ended March 31, | | | Six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| **Average Interest Rates on Company Loans:**[1] | | | | | |
| Unsecured loans | 24.5% | 24.2% | 22.9% | 23.2% | 21.6% |
| Secured loans | 16.2 | 15.9 | 13.5 | 13.8 | 12.3 |
| Small business loans | 25.4 | 25.2 | 22.7 | 23.6 | 19.9 |
| Total | 22.6% | 22.4% | 20.8% | 21.1% | 19.6% |

Note:

(1) With respect to each year and loan type, the average interest rate earned is calculated by dividing the amount of interest accrued by the average of the amounts of loans outstanding at the beginning and the end of the year.

### *Unsecured Loan Terms*

Unsecured loans are generally extended to first-time customers at a rate equal to an established loan interest ceiling.

The table below sets forth the name, maximum loan amount, interest rate or range of rates, term and payment methods for unsecured loan products.

| Lender name | Product name | Maximum amount | Interest rate (%) | Principal repayment term | Repayment |
|---|---|---|---|---|---|
| Company | Revolving loan | ¥3,000,000 | 9.8 – 28.835 | Up to 5 years from drawdown | Revolving monthly payments |
| Life | Single payment credit card cashing loan | ¥2,000,000 | 10.950 – 18.000 | Following month | Lump-sum payment at end of term |
| | Revolving payment credit card cashing loan | ¥2,000,000 | 10.950 – 18.000 | Perpetuity | Revolving monthly payments |
| | Consumer finance loan | ¥2,000,000 | 15.000 – 18.000 | Perpetuity | Revolving monthly payments |

*Secured Loan Terms*

The table below sets forth the name, maximum loan amount, interest rate or range of rates, term and payment methods for secured loan products.

| Lender name | Product name | Maximum amount | Interest rate (%) | Principal repayment term | Repayment |
|---|---|---|---|---|---|
| Company .. .. .. | Standard plan | ¥100,000,000 | 9.200 – 21.900 | Up to 30 years | Lump sum payment at maturity |
| | Asset utilization plan | ¥100,000,000 | 15.000 | Up to 30 years | Lump sum payment at maturity |
| Businext .. .. .. | Mortgage card loan | ¥ 20,000,000 | 8.000 – 15.000 | Up to 5 years | Revolving monthly payments |
| | Mortgage business loan | ¥100,000,000 | 5.000 – 15.000 | Up to 30 years | Lump sum payment at maturity, in installments |
| City's .. .. .. .. | Mortgage loan | ¥500,000,000 | 6.980 – 17.800 | Up to 16 years, 8 months | Installment payment |
| | Mortgage loan | ¥500,000,000 | 6.980 – 17.800 | Up to 5 years | Free repayment terms |
| | Mortgage loan | ¥500,000,000 | 6.980 – 17.800 | Up to 6 months | Lump sum payment at maturity |
| Life .. .. .. .. .. .. | Business mortgage loan | ¥100,000,000 | 8.760 – 14.600 | Up to 10 years | Installment payments |
| | Good Life Mortgage loan | ¥100,000,000 | 7.300 – 12.775 | Up to 30 years | Installment payments |

*Small Business Loan Terms*

The table below sets forth the name, maximum loan amount, interest rate or range of rates, term and payment methods for small business loan products.

| Lender name | Product name | Maximum amount | Interest rate (%) | Principal repayment term | Repayment |
|---|---|---|---|---|---|
| Company .. .. .. | Small business loan | ¥ 5,000,000 | 21.000 – 28.800 | Up to 5 years | Lump sum payment at maturity |
| Businext .. .. .. | Card loan | ¥10,000,000 | 8.000 – 18.000 | Up to 15 years | Revolving monthly payments |
| | Business loan | ¥10,000,000 | 8.000 – 18.000 | Up to 5 years | At maturity or in installment payments |
| City's .. .. .. .. | Business loan | ¥15,000,000 | 15.000 – 29.000 | Up to 16 years, 8 months | Installment payments |
| | Business loan | ¥15,000,000 | 15.000 – 29.000 | Up to 3 years | Free repayment terms |
| | New business loan | ¥15,000,000 | 15.000 – 29.000 | Up to 16 years, 8 months | Installment payments |
| | New business loan | ¥15,000,000 | 15.000 – 29.000 | Up to 3 years | Free repayment terms |
| | Super business loan | ¥15,000,000 | 8.000 – 18.000 | Up to 16 years, 8 months | Installment payments |
| | Super business loan | ¥15,000,000 | 8.000 – 18.000 | Up to 3 years | Free repayment terms |

*Credit Card Shopping Loans*

The credit card shopping loan business is a small but growing part of AIFUL's business in terms of outstanding loans. Credit card shopping loans are extended for the purchase via credit card of specified goods and services from third-party member merchants.

Outstanding balances of credit card shopping loans as of March 31, 2006, March 31, 2007 and September 30, 2007 were ¥101,135 million, ¥117,222 million and ¥118,185 million, respectively. Interest income from credit card shopping loans for the years ended March 31, 2006 and March 31, 2007 was ¥11,275 million and ¥12,754 million, respectively, and ¥6,195 million and ¥7,112 million for the six months ended September 30, 2006 and September 30, 2007, respectively. Although credit card shopping loans are relatively a small portion of AIFUL's business, AIFUL believes the market for credit card shopping loans has growth potential and AIFUL's outstanding balance of credit card shopping loans has been growing in recent periods.

AIFUL's credit card shopping loan business is conducted primarily through Life. Life issues a variety of credit cards, including its proprietary Life cards; joint cards with member merchants, which are used at the merchant's outlets; and joint cards with domestic and international credit card companies, such as the Life MasterCard, Life Visa cards and Life JCB cards. Each card type allows cardholders to make purchases at Life affiliated stores or to receive cash advances at Life's ATMs.

Life is among the top issuers of credit cards in Japan, with approximately 14.5 million cards outstanding as of September 30, 2007. This represents an increase of approximately 7.06 million cards from March 2001, when AIFUL acquired Life. AIFUL seeks continued growth in the number of credit cards issued, primarily through growth in issuance of joint cards. During the year ended March 31, 2007 and the six months ended September 30, 2007, Life issued 241 thousand and 102 thousand new proprietary credit cards, respectively, and 1.9 million and 0.9 million new joint credit cards, respectively. Domestically, Life credit cards may also be used at the retail outlets of Life's more than 102 thousand member merchants. During the year ended March 31, 2007 and the six months ended September 30, 2007, the aggregate balance of Life's credit card shopping loans was ¥117,222 million and ¥118,185 million, respectively. The average contractual interest rate earned by Life on credit card shopping loans during the year ended March 31, 2007 and the six months ended September 30, 2007 (before credit losses and other costs) was 12.2% and 12.4%, respectively.

The table below sets forth the number of cards outstanding as of the date indicated, and new card issuances during the fiscal year indicated, for Life's credit card business.

| | As of or for the year ended March 31, | | | As of or for the six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (in thousands) | | |
| Cards outstanding | 11,916 | 13,096 | 14,065 | 13,592 | 14,541 |
| New cards issued | 2,086 | 2,310 | 2,180 | 1,136 | 995 |

The table below sets forth the types of fees earned, the range of fees charged and the method of repayment for Life's credit card shopping loan business.

| Product name | Fee types | Range of fees charged | Repayment |
|---|---|---|---|
| Credit card shopping loans | Customer interest fees | 12.200% – 14.900% per annum | From 3 to 20 installments |
| | | 15.000% per annum | Revolving monthly payments |
| | Member merchant transaction fees | 2.300% – 5.500% per transaction | Installment payments |
| | | 2.500% – 5.500% per transaction | Revolving monthly payments |

In December 2004, Life entered into an alliance with Higashi-Nippon Bank. Under the alliance, Life MasterCard and Higashi-Nippon Bank's ordinary account card were combined to create a three-in-one card that includes the functions of a cash card, a credit card and a loan card. AIFUL believes that the introduction of AIFUL MasterCards and Life's alliance with Higashi-Nippon Bank are contributing, to a certain extent, to the expansion of AIFUL's customer base and the broadening of the scope of business, and will further strengthen brand loyalty among AIFUL's customers. Life also has alliances with various companies and organizations which enhance the functionality of Life's credit cards including an agreement with NTT DoCoMo in August 2007 to provide Life credit card services to customers through cellular phones equipped with iD electronic payment functionality.

*Per-item Shopping Loans*

The per-item shopping loan business is a small part of AIFUL's business. Per-item shopping loans, also known as shopping loans and shopping installment loans, consist of loans to consumers to purchase specified goods and services from third-party member merchants. The member merchants prepare the loan documentation and the loan on AIFUL's behalf.

Outstanding balances of per-item shopping loans as of March 31, 2006, March 31, 2007 and September 30, 2007 were ¥183,907 million, ¥112,518 million and ¥83,450 million, respectively. Interest income from per-item shopping loans for the year ended March 31, 2006 and the year ended March 31, 2007 was ¥17,676 million and ¥12,998 million, respectively and ¥7,469 million and ¥3,935 million for the six months ended September 30, 2006 and September 30, 2007, respectively.

AIFUL conducts its per-item shopping loan business primarily through Life. The average amount of Life's per-item shopping loan advances was ¥148,198 million for the year ended March 31, 2007 and ¥97,981 million for the six months ended September 30, 2007. Per-item shopping loans are repaid on average within approximately two years. The aggregate balance of Life's per-item shopping loans as of March 31, 2007 and September 30, 2007 was ¥112,512 million and ¥83,450 million, respectively. The average contractual interest rate earned by Life for per-item shopping loans during the year ended March 31, 2007 and the six months ended September 30, 2007 (before credit losses and other costs) was 9.0% and 8.2%, respectively. These loans are generally unsecured, and credit extension is generally based upon Life's evaluation of the creditworthiness of the member merchants and the customers to whom credit is to be extended. In response to certain risks associated with the per-item shopping loan business, including those related to illegal sales tactics of some third-party member merchants, Life has adopted a stricter standard for engaging in business with such merchants since the year ended March 31, 2007.

The table below sets forth the types of fees earned, the range of fees charged and the method of refund for Life's per-item shopping loans.

| Product name | Fee types | Range of fees charged | Repayment |
|---|---|---|---|
| Per-item shopping loans .. .. .. .. .. .. | Customer interest fees | 10.410% – 12.440% per annum | From 3 to 60 installments |
| | Member merchant transaction fees | 0.000% – 4.000% per transaction | Installment payments |

*Loan Guarantees*

AIFUL has agreements with banks and other financial institutions under which AIFUL provides guarantees of unsecured and small business loans extended by those institutions. Although the funds for these loans are provided by third parties, AIFUL includes the loan amounts under guarantee in the assets and liabilities on its balance sheet in accordance with accounting principles and practices generally accepted in Japan.

AIFUL charges a transaction fee for its loan guarantee services based on the amount of the loan being guaranteed. AIFUL accrues such fees as interest income over the life of the guarantee.

Outstanding balances of loan guarantees as of March 31, 2006, March 31, 2007 and September 30, 2007 were ¥153,767 million, ¥141,930 million and ¥134,780 million, respectively. The decreases are primarily due to the impact of regulatory sanctions. Interest income on loan guarantees for the year ended March 31, 2006 and the year ended March 31, 2007 was ¥8,668 million and ¥9,187 million, respectively, and ¥4,669 million and ¥4,349 million for the six months ended September 30, 2006 and September 30, 2007, respectively. Despite the fact that loan guarantee business is only a small portion of AIFUL's business, AIFUL believes the market for loan guarantees has significant growth potential. For the year ended March 31, 2007, revenues increased 6.0% from the previous year despite a decrease in the balances of loan guarantees. For the six months ended September 30, 2007, however, revenues decreased by 6.9% from the six months ended September 30, 2006 due to a large decrease in the balance of loan guarantees. The decrease primarily reflected the decrease in the amount of unsecured and small business loans made by banks and other financial institutions.

AIFUL conducts its loan guarantee business primarily through the Company and Life.

**Other Businesses**

The Company conducts a loan collection and claims servicing business through its subsidiary, AsTry, a joint venture with Aozora Bank, Ltd.

Although the Company is withdrawing from the real estate business, it continues to hold a subsidiary engaged in this business. This subsidiary is not material to AIFUL's financial statements.

The Company also maintains equity interests in one affiliate, which provides credit card services.

## Delinquent Accounts

### *Collection Procedures*

The Company and other lending subsidiaries have standardized collection procedures for unsecured, secured and small business loans. In general, each customer is required to make payments through an ATM, at a loan office or by arranging for an inter bank transfer.

Collection of past due installments is initially the responsibility of the loan office extending the loan or administering the account created by the relevant semi-automated loan-contracting machine. Appropriate loan offices receive daily computer system reports of any overdue installments on the day following the relevant due date. The Company's contact center is required to promptly attempt to contact delinquent customers by telephone or through the mail and most delinquent installments are paid shortly after the due date.

When an initial collection effort fails, contact center personnel continue collection efforts mainly by telephone. Responsibility for collection of a delinquent loan remains with the Company's contact center for up to 183 days from the date the last payment was made. After that time, however, responsibility for collection may be transferred to a specialized collection office. These offices determine whether to write off the loan as uncollectible, pursue collection efforts or initiate legal proceedings.

### *Overdue Loans*

The table below sets forth, as of the dates indicated, the aggregate amount of overdue loans, including non-accrual loans, outstanding (not including loans charged off) of AIFUL and the Company.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | (Millions of yen) | | | | |
| **Bad Debts:** | | | | | |
| **AIFUL** | | | | | |
| Loans in legal bankruptcy[(1)] | ¥ 31,020 | ¥ 33,446 | ¥ 43,008 | ¥ 34,031 | ¥ 42,162 |
| Non-accrual loans[(2)] | 60,283 | 80,721 | 180,819 | 145,947 | 184,229 |
| Accruing loans contractually past due for three months or more as to principal or interest payments[(3)] | 21,049 | 27,564 | 36,665 | 48,448 | 37,649 |
| Restructured loans[(4)] | 62,784 | 62,069 | 67,554 | 58,528 | 71,661 |
| Total | ¥175,136 | ¥203,800 | ¥328,046 | ¥286,954 | ¥335,701 |
| **Company** | | | | | |
| Loans in legal bankruptcy[(1)] | ¥ 28,145 | ¥ 30,309 | ¥ 36,936 | ¥ 31,082 | ¥ 39,142 |
| Non-accrual loans[(2)] | 48,221 | 63,877 | 142,932 | 119,707 | 142,497 |
| Accruing loans contractually past due for three months or more as to principal or interest payments[(3)] | 12,101 | 15,667 | 20,362 | 29,037 | 18,512 |
| Restructured loans[(4)] | 40,196 | 36,383 | 37,903 | 32,442 | 39,691 |
| Total | ¥128,663 | ¥146,236 | ¥238,133 | ¥212,268 | ¥239,842 |

Notes:

(1) "Loans in legal bankruptcy" are loans on which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of principal or interest and other factors. Allowances for doubtful accounts are stated at such amount less net realizable value of collateral.

(2) "Non-accrual loans" are loans on which accruals of interest are discontinued, and other loans for which regular payments are being made where an interest payment deferment has been granted to assist a debtor in financial difficulty, other than loans in legal bankruptcy.

(3) "Accrual loans contractually past due for three months or more as to principal or interest payments" are loans for which payment of principal or interest has not been received for a period of three months or more beginning from the business day following the due date for such payment, other than loans in legal bankruptcy and non-accrual loans.

(4) "Restructured loans" are loans for which the creditor has granted concessions, including a reduction of the stated interest rate, deferral of interest payment, extension of maturity date or waiver of the face amount, to assist debtors in financial difficulty, other than loans in legal bankruptcy, non-accrual loans and accrual loans contractually past due for three months or more as to principal or interest payment.

*Charge-offs*

Unsecured loan receivables are charged off upon the occurrence of certain events. Charge-offs are generally made in the event:

- the borrower enters bankruptcy;
- 184 days have elapsed after the latest repayment in the case of the borrower's death;
- 184 days have elapsed after the latest repayment in the case that the delinquent borrower cannot be located; and
- 366 days have elapsed after the latest repayment in the case that the delinquent borrower has otherwise failed to make any payment.

AIFUL also charges off amounts paid for interest refund claims against the outstanding balance of loans extended to the relevant customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowances Related to Losses on Interest Refunds".

In accordance with Japanese GAAP, AIFUL does not charge off the amount of secured loans to borrowers who become subject to bankruptcy or other similar proceedings, but instead reclassifies such loans as loans in legal bankruptcy, pending dividend payment out of bankruptcy or reorganization procedures, because a charge-off is not permitted until the value of the security is determined.

The table below sets forth, for each of the periods indicated, charge-offs in respect of loans to customers and the amount of charge-offs expressed as a percentage of the total loans outstanding at period end including off-balance sheet loans of the Company and of Life.

| | Year ended March 31, | | | Six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | (Millions of yen, except percentages) | | | | |
| **Charge-offs:** | | | | | |
| **Company** | | | | | |
| Unsecured loans | ¥81,194 | ¥80,606 | ¥119,086 | ¥50,684 | ¥75,040 |
| Secured loans | 7,187 | 8,940 | 8,576 | 4,180 | 5,013 |
| Small business loans | 1,936 | 2,344 | 4,022 | 1,486 | 2,802 |
| Total charge-offs | ¥90,317 | ¥91,890 | ¥131,684 | ¥56,350 | ¥82,855 |
| Charge-offs percentage | 6.1% | 6.1% | 10.1% | 4.0% | 7.1% |

| | Year ended March 31, | | | Six months ended September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | (Millions of yen, except percentages) | | | | |
| **Charge-offs:** | | | | | |
| **Life** | | | | | |
| Total charge-offs | ¥36,658 | ¥37,266 | ¥44,499 | ¥20,109 | ¥28,049 |
| Charge-offs percentage | 4.9% | 4.8% | 6.2% | 2.7% | 4.2% |

Loans are charged off against the allowance for doubtful accounts or, if charge-offs exceed the existing provision, the excess is charged to charge-off expenses and included in operating expenses.

*Allowance for Doubtful Accounts*

An allowance for doubtful accounts is established each year as a reserve against losses on delinquent and uncollectible loans and receivables. The allowance is stated in amounts considered to be appropriate based on past credit loss experience and an evaluation of potential losses in the receivables outstanding. In most recent periods, the allowance for doubtful accounts has exceeded the amount that may be deducted for tax purposes.

An allowance against secured loans is generally maintained in an amount equal to the excess of the loan over the estimated amount recoverable in bankruptcy or similar proceedings, which is generally the value of the collateral securing the loan.

The table below sets forth, as of and for each of the periods indicated, the allowance for doubtful accounts (other than advances to subsidiaries and doubtful accounts) at the beginning of the period, changes to this allowance during the period and the balance of the allowance at the end of such period with respect to AIFUL and the Company.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (Millions of yen) | | |
| **Allowance for Doubtful Accounts[(1)]:** | | | | | |
| **AIFUL** | | | | | |
| At the beginning of the period | ¥ 126,918 | ¥ 137,936 | ¥ 146,962 | ¥146,962 | ¥ 379,848 |
| Provisions | 136,552 | 146,921 | 379,122 | 204,594 | 69,297 |
| Charge-offs | (125,534) | (137,895) | (146,236) | (89,341) | (127,401) |
| At period end | ¥ 137,936 | ¥ 146,962 | ¥ 379,848 | ¥262,215 | ¥ 321,744 |
| **Company** | | | | | |
| At the beginning of the period | ¥ 81,693 | ¥ 81,928 | ¥ 85,659 | ¥ 85,659 | ¥ 262,186 |
| Provisions | 81,928 | 85,659 | 262,186 | 159,441 | 40,424 |
| Charge-offs | (81,694) | (81,928) | (85,659) | (57,432) | (84,609) |
| At period end | ¥ 81,928 | ¥ 85,659 | ¥ 262,186 | ¥187,668 | ¥ 218,001 |

Note:

(1) This allowance for doubtful accounts established as a reserve against losses on loans, loan guarantees and receivables is a current assets amount.

The table below sets forth, as of and for each of the periods indicated, the allowance for advances to subsidiaries and doubtful accounts at the beginning of the period, changes to this allowance during the period and the balance of the allowance for advances to subsidiaries and doubtful accounts at the end of such period with respect to AIFUL and the Company.

| | March 31, | | | September 30, | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2006 | 2007 |
| | | | (Millions of yen) | | |
| **Allowance for Advances to Subsidiaries and Doubtful Accounts[(1)]:** | | | | | |
| **AIFUL** | | | | | |
| At the beginning of the period | ¥18,839 | ¥21,547 | ¥24,753 | ¥24,753 | ¥27,725 |
| Provisions | 7,799 | 7,836 | 8,509 | 3,323 | 3,895 |
| Charge-offs[(2)] | (5,091) | (4,630) | (5,537) | (4,157) | (3,907) |
| At period end | ¥21,547 | ¥24,753 | ¥27,725 | ¥23,920 | ¥27,713 |
| **Company** | | | | | |
| At the beginning of the period | ¥18,265 | ¥19,125 | ¥21,339 | ¥21,339 | ¥69,765 |
| Provisions | 5,906 | 6,367 | 53,121 | 2,474 | (2,074) |
| Charge-offs[(2)] | (5,046) | (4,153) | (4,695) | (3,677) | (3,323) |
| At period end | ¥19,125 | ¥21,339 | ¥69,765 | ¥20,136 | ¥64,369 |

Notes:

(1) This allowance for advances to subsidiaries and doubtful accounts established as a reserve against losses on advances to subsidiaries, claims in bankruptcy and other assets is a investments and other assets amount.

(2) Includes both principal and interest.

*Personal Bankruptcy*

The rate of personal bankruptcies in Japan peaked in the year ended March 31, 2004, with 239,451 applications in such year, and have since been on the decline with 160,634 applications reputed in the year ended March 31, 2007. The table below sets forth, as of and for the dates indicated, the number of personal bankruptcies in Japan.

| | For the year ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 |
| Annual personal bankruptcy applications filed for the periods indicated | 226,484 | 239,451 | 200,931 | 181,860 | 160,634 |

Source: Supreme Court of Japan

## Information Systems

In April 2006, the Company implemented its eighth-generation information systems upgrade for management of customer credit assessments and record keeping, loan disbursements and payments and related functions. All of the Company's loan offices, Ojidosan machines and ATMs are directly linked to host computers at a centralized computer facility located in Kyoto, where Company personnel generally develop the software for the Company's computer operations. Data backup is conducted on a daily basis. Each loan office also maintains on-site customer data of such office, which serves as an additional backup to the central database.

In addition, the Company maintains computer facilities for accounting and other corporate administrative functions and management of real estate. The Company also maintains a computer network for data communication with subsidiaries and third parties.

Life and other subsidiaries of the Company maintain their own computer networks, which are separate from the Company's network.

## Marketing

AIFUL believes the "AIFUL" brand name is well recognized and accepted by customers and in the Japanese consumer finance industry. The Company utilizes various marketing techniques in an attempt to increase its customer base and establish a favorable public image for the "AIFUL" brand name. The Company's advertising department is responsible for placing broadcast and print advertisements. In April 2006, when the Company received the business improvement order from the FSAJ, the Company, Wide and Tryto voluntarily stopped airing television commercials and distributing tissue packets. The Company resumed television advertising in January 2007. In addition, the Company seeks to further enhance its image through its "e-cashing" Internet-based services and its Internet-enabled (e.g., "i-mode") mobile phone services.

AIFUL believes that the "Life" brand name is well-recognized in its market. Life has promoted its corporate brand name, "Life Card", through high profile television advertising, and by sponsoring sporting events such as the Life Women's Golf Tournament in an effort to firmly establish Life's corporate identity. Furthermore, to increase the number of cardholders, Life introduced a student credit card in March 2006 and a gold card in April of the same year.

Businext and City's use various marketing techniques to establish recognized brand names in their respective markets.

## Litigation

AIFUL is a party to routine litigation incidental to its business. Except for interest repayment claims, AIFUL is currently aware of no particular litigation or category of litigation expected to have a material adverse effect on its financial condition or results of operations. Interest repayment claims have been growing in recent years and, although individual claims are generally small, the aggregate amount of such claims has materially and adversely affected AIFUL's financial condition and results of operations and is likely to continue to do so in the current and future fiscal years.

## Competition

The Japanese consumer credit markets are highly competitive. Foreign financial institutions and Japanese financial institutions, including banks, credit card companies, consumer credit companies and consumer finance

companies compete, directly or indirectly, in the market, while competition among leading consumer finance companies has become increasingly intense. In recent years, several consumer finance companies have formed alliances with large Japanese commercial banks.

Barriers that once separated individual market segments in the market, such as the consumer loan, secured loan, small business loan, consumer credit and credit card segments, are disappearing and a single consumer credit market in Japan is rapidly emerging. Credit card companies and consumer credit companies are extending unsecured loans to consumers and commercial banks and other traditional lending institutions, including foreign financial institutions, with experience and expertise in consumer finance operations have on their own or through alliances and joint ventures tried to enter the consumer finance market by offering lower interest rates than those offered by the consumer finance companies.

In addition, the rapid and significant changes in AIFUL's operating environment due to amendments to the laws regulating moneylenders, including a scheduled reduction in maximum interest rates and introduction of an upper limit on aggregate borrowings by an individual borrower, are disrupting the profitability of the consumer finance industry. In light of the scheduled reduction in maximum interest rates, the consumer finance industry is experiencing and will continue to experience excessive lending capacity primarily because lenders are tightening credit standards and the industry is restructuring to reduce expenses. Many consumer finance companies have announced restructurings. Some consumer finance companies have gone out of business or been acquired or consolidated and additional consumer finance companies may in the future go out of business or be acquired or consolidated. Further, the scheduled introduction of an upper limit on aggregated borrowings by an individual borrower is likely to contribute to excess lending capacity in the consumer finance industry. Excess lending capacity in the consumer finance industry may result in increased competition for customers which would adversely affect consumer finance businesses in a number of ways. Severe competition for customers may prevent AIFUL from originating sufficient loans to sustain its respective operations and put downward pressure on interest rates on the loans AIFUL and its competitors offer. Beginning on December 18, 2006, the Company started to offer loan products with lower interest rates to its customers who maintain good credit standing. In addition, in August 2007, the Company began to offer new loan applicants lower interest rate loan products that comply with the limits of the Interest Rate Restriction Law. Further, Life started to offer customers holding its gold cards lower interest rate loan products that comply with the limits of the Interest Rate Restriction Law and plans to offer such lower interest rate products to additional customers.

Nevertheless, AIFUL believes that its consumer finance business maintains significant competitive strengths over other consumer lenders such as banks in the consumer credit market based principally on its ability to provide potential customers with:

- readily available credit, including due to convenient locations, extended business hours (banks typically close their loan offices at 3:00 p.m.) and a rapid credit assessment requiring only a short interview and presentation of documents normally in one's possession;
- rapid access to cash once credit approval is granted, which is often important in a cash oriented society like Japan, where personal checking accounts are generally unavailable;
- a general absence of restrictions on the use of borrowed funds and flexible repayment terms;
- transaction privacy; and
- a wide variety of consumer-oriented and innovative products and customer services.

Moreover, AIFUL believes that barriers to entry in the consumer finance business are significant. Entry requires, among other things, large investments to establish a branch network and to develop the specialized expertise, systems and databases necessary for profitable operations and low-cost collection. AIFUL maintains a nation-wide network of loan offices and believes it is especially skilled at underwriting unsecured loans and collecting delinquent debts. Moreover, the consumer finance industry maintains its own credit information database that, in addition to default history, contains other information that is not readily available to other types of lenders. Because of these factors, AIFUL believes that it is well positioned to withstand possible increases in competition in the unsecured loan business.

AIFUL believes that the entry of other financial institutions into the consumer finance market has not to date significantly affected its competitive position. AIFUL believes that this is due to the wide consumer recognition of the "AIFUL" brand and by the lower level of investment in facilities such as loan offices and ATMs made by the foreign competitors. There can be no assurance, however, that entry of commercial banks and other traditional lending institutions, including foreign financial institutions, will not adversely affect AIFUL's competitive position in the future.

AIFUL believes that competition among leading consumer finance companies in the consumer finance market is based principally on the diversification of product lines, marketing, brand recognition, loyalty, location, number and quality of loan offices and the ability to maintain liquidity. AIFUL believes that its consumer finance business maintains competitive strengths over other consumer finance companies based principally on marketing, brand recognition, image and loyalty, and location and network of loan offices. In order to effectively compete with other leading consumer finance companies, AIFUL believes that it will need to continue to diversify its product lines, expand its asset management and diversify its sources of funding.

**Regulation and Supervision**

AIFUL's core consumer finance operations are subject to regulation and oversight by authorities, primarily the FSAJ. The following three laws constitute the principal components of the legal and regulatory framework governing AIFUL's consumer finance operations:

- the Moneylending Business Law;
- the Interest Rate Restriction Law; and
- the Contributions Law.

***Elimination of Voluntary Interest***

The Contributions Law and the Interest Rate Restriction Law govern the maximum interest rate of moneylenders. Currently, the maximum interest rate allowed under the Contributions Law is 29.2% per year while the maximum interest rate under the Interest Rate Restriction Law is 15%, 18% or 20% per year, depending upon the principal amount of the loan. AIFUL refers to interest in excess of the limits set forth in the Interest Rate Restriction Law up to 29.2% as "voluntary" interest. Under the Interest Rate Restriction Law, an agreement providing for payment of voluntary interest is void with respect to the voluntary interest portion. However, the Moneylending Business Law currently recognizes the validity of voluntary interest payments, as long as the payments are made voluntarily and the moneylender complies with notice requirements at the time of execution of the contract and repayment.

Amendments to the Moneylending Business Law, the Contributions Law and the Interest Rate Restriction Law were adopted in December 2006. The amendments will eliminate voluntary interest and reduce the maximum interest to 15%, 18% or 20% per year, depending upon the principal amount of the loan. More specifically, both imposition of interest in excess of these limits and payment of such interest, even if made voluntarily, will become void. In addition, persons charging interest in excess of the applicable limit but not more than 20% will be subject to administrative sanctions under the Moneylending Business Law, while persons charging interest in excess of 20% will be subject to criminal sanctions under the Contributions Law. The reduction in maximum interest rates will be introduced all at once, not in stages, not later than June 18, 2010.

AIFUL does not know when the reduction will occur and it could be soon. When the reduced maximum interest rates take effect, the new maximum interest rates will apply to any subsequent loan originations. Moreover, there can be no assurance that future legislation will not further reduce maximum interest rates.

***The Moneylending Business Law***

The Moneylending Business Law governs operators of moneylending business, requiring them to register and to adhere to certain strict business regulations.

In accordance with the law, the Company, Life, Tryto, City's, Wide and Businext have registered as moneylenders with the FSAJ, and each of TCM and Passkey have registered as a moneylender with the relevant municipal government of the prefecture in which it conducts moneylending activities.

Under the Moneylending Business Law, AIFUL is supervised by the FSAJ, which has the right to review AIFUL's operations and inspect its records to monitor compliance. The FSAJ has the authority under the Moneylending Business Law to issue business improvement orders when it deems necessary, and to suspend AIFUL's businesses and to cancel its registration as a moneylender upon substantial non-compliance with the Moneylending Business Law and failure to comply with certain administrative orders. AIFUL's operations are regularly inspected by the FSAJ.

The Moneylending Business Law requires registered moneylenders to provide borrowers (and any guarantor) with a written notice of:

(a) terms and conditions of the loan at the time of, or promptly after, execution of the loan agreement (including funds drawdown without formal execution of an agreement) or any guarantee agreement; and

(b) repayment amounts received and application thereof to principal and interest owed, as well as the customer's remaining balance at the time of each repayment.

As mentioned above, the Moneylending Business Law also sets forth the conditions under which interest in excess of levels allowed under the Interest Rate Restriction Law—i.e., "voluntary" interest—is currently permitted. Any interest in excess of the level allowed under the Contributions Law is clearly prohibited in all circumstances.

Voluntary interest is currently permitted if:

- the written notices mentioned in (a) and (b) above are duly delivered to the borrower; and
- the excess interest is paid voluntarily.

In addition to the above, as a result of the amendment to the Moneylending Business Law, AIFUL is or will be subject to the following regulations, as the case may be:

- *Increased regulation of moneylenders (currently effective).* Moneylenders will be subject to increased regulation, including in the areas of:
  - disclosure and conduct in connection with lending and collection activities; and
  - guarantor procurement.
- *Expanded authority of the regulator (to become effective by June 18, 2009).* The FSAJ will be authorized to regulate providers of credit information to moneylenders.
- *Establishment of an upper limit on lending (to become effective by June 18, 2010).* Prior to issuing a loan, moneylenders will be required to investigate, using information available from designated third-party information providers, the ability of borrowers to repay. Lending by FSAJ-registered moneylenders will generally not be permitted if the aggregate amount of loans from all moneylenders outstanding to an individual borrower after the extension of a loan will exceed one-third of the borrower's annual income.

***The Interest Rate Restriction Law***

The Interest Rate Restriction Law sets limits on the maximum interest rates on loans. The rates vary depending upon the principal amount of the loan. The following table sets forth the maximum interest rates for the principal amounts shown. The amendments adopted in December 2006 did not revise these interest rate limits. However, the principal amount of outstanding loans already extended by a single moneylender to a particular borrower will have to be aggregated when determining the applicable maximum interest rate in the table below under such amendment, which amendment is expected to become effective at the same time as the elimination of voluntary interest.

| For principal amounts: | Maximum interest rate per year |
|---|---|
| ¥1 million or more | 15% |
| ¥100,000 to less than ¥1 million | 18 |
| Less than ¥100,000 | 20 |

An agreement providing for payment of interest at a rate exceeding the prescribed limits is void with respect to the portion of any interest in excess of such limits. Currently, under the Moneylending Business Law, payment of excess interest is deemed valid and non-refundable, up to the maximum interest rate under the Contributions Law (*i.e.* 29.2% per year), so long as the excess interest is paid voluntarily and the moneylender complies with specified notice requirements. However, such "voluntary" interest payments will be eliminated by June 18, 2009, as mentioned above.

***The Contributions Law***

The Contributions Law governs the acceptance of unspecified multiple capital contributions or deposits. It sets a maximum permitted interest rate—currently 29.2% per year—on loans and establishes disciplinary measures for violations. All of the loan products that AIFUL currently offers bear interest at or below that rate. However, after the elimination of voluntary interest, such interest rate will be reduced to 20% per year, including default interest, and moneylenders will be subject to criminal sanctions for charging interest in excess thereof.

*Other Laws, Rules and Regulations and Related Litigation*

Other industry rules and regulations deal with the operations of the consumer finance business, stipulate contract forms and written confirmation to be issued, prohibit excessive lending, control advertisement and publicity, and regulate modes of debt collection.

The per-item shopping loans business and the credit card shopping loans business are primarily governed by the Installment Credit Sales Law and any person engaged in either such business is required to register as an intermediary for installment purchases. Life is so registered with the Director-General of the Kanto Bureau of Economy, Trade and Industry of the Ministry of Economy, Trade and Industry and is subject to regulation thereby in connection with such businesses.

AIFUL is subject to the Personal Information Protection Law. Under the law, companies that utilize databases containing a significant amount of personal information must generally notify persons whose personal information will be entered into such databases of the specific uses of such information and must not handle such personal information beyond the extent necessary to achieve such specified uses or provide such personal information to third parties without obtaining consent from such persons.

## MANAGEMENT AND EMPLOYEES

The Company's Board of Directors has the ultimate responsibility for the administration of its affairs. The Company's Articles of Incorporation provide for not more than 11 Directors. Directors are elected at general meetings of shareholders. The normal term of office of any Director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such Director's election to office. The Board of Directors elects from among its members one or more Representative Directors. The Board of Directors may elect a Chairman, a President, one or more Vice Presidents, Senior Managing Directors, and Managing Directors from among its members.

The Company's Articles of Incorporation also provide for not more than four Corporate Auditors who are elected at general meetings of shareholders. The normal term of office of any Corporate Auditor expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within four years after such Corporate Auditor's election to office. Under the Company Law, the Corporate Auditors (at least half of whom are required to be independent of the Company or any of its subsidiaries) are not required to be certified public accountants and have the duties to supervise the administration by the Directors of the Company's affairs, to examine the financial statements and business reports to be submitted by a Representative Director to the general meeting of shareholders and also to prepare an audit report. The Corporate Auditors are required to attend meetings of the Board of Directors and, if necessary, to express their views at such meetings, but are not entitled to vote. They are required to form the Board of Corporate Auditors and elect from among themselves at least one standing Corporate Auditor. The Board of Corporate Auditors has a statutory duty to prepare an audit report based on the individual Corporate Auditors' reports. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigating the Company's business and property.

In addition to Corporate Auditors, the Company must appoint one or more independent auditors who have the statutory duties of auditing the financial statements to be submitted by a Representative Director to the general meeting of shareholders, reporting the conclusion of such audit of the financial statements to the relevant Corporate Auditors and the relevant Directors and auditing the financial statements to be filed with the competent local finance bureau in accordance with the Financial Instruments and Exchange Law of Japan. Presently, the Company's independent auditors are Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein) and Shimbashi & Co.

The Company's Directors and Corporate Auditors are as follows:

| Name | Title |
|---|---|
| Yoshitaka Fukuda | President and CEO; Representative Director |
| Taichi Kawakita | Representative Director |
| Shintaro Hashima | Director |
| Tsuneo Sakai | Director |
| Nobuyuki Wakuta | Director |
| Yoshinobu Takaishi | Director |
| Masami Munetake | Director |
| Masayuki Sato | Director |
| Hiroshi Abe | Director |
| Kazuyuki Isono | Director |
| Masanobu Hidaka | Standing Corporate Auditor |
| Sadayuki Matsuoka | Standing Corporate Auditor |
| Norio Onishi | Standing Corporate Auditor |
| Yoshinobu Azuma | Corporate Auditor |

(*) Kunio Takahashi is appointed as Substitute Corporate Auditor.

The business address of each of the Company's Directors is the address of the registered head office of the Company. All of the Company's Directors are engaged in its business on a full-time basis.

### Related Party Transactions

The Company leases buildings and engages in business on an arm's-length basis with Sanko Limited and Sanshu Limited, both of which are companies managed and partially owned by the Company's President. For the year ended March 31, 2007, the Company paid rent of ¥36 million and ¥2 million for such buildings to Sanko Limited and Sanshu Limited, respectively.

**Employees**

As of September 30, 2007, the Company had 2,657 full-time employees. The Company considers its labor relations to be excellent. The mandatory retirement age for employees is 60. Employees are entitled to receive a lump-sum severance payment and a pension, the amount of which is based on their rate of pay at the time of termination, years of service and certain other factors.

The Company encourages its employees to purchase the Shares in the market through an employee stock purchase association, subject to certain limits calculated in reference to an employee's basic salary. The Company subsidizes 10% of the purchase price of Shares purchased by employees through this association. The Board of Directors of the Company resolved to introduce an employee stock purchase association for each of its subsidiaries to encourage the purchase of Shares by employees, with a subsidy of up to 10% of the purchase price of Shares paid by each subsidiary, depending on the financial and other position of the subsidiaries.

**Stock Option Plans**

*2004 Plan.* The Company adopted a stock option plan by resolution at the general meeting of shareholders held on June 25, 2004 in accordance with the Commercial Code. Under this plan, options to purchase 347,400 Shares were granted to the directors and employees of the Company and certain subsidiaries designated by the Board of Directors of the Company. The exercise price per Share of each option is ¥7,774. The number of shares to be issued upon the option grants and the exercise price were adjusted to reflect a three for two stock split made on May 23, 2005.

As of September 30, 2007, 3,376 options are outstanding and 253,200 Shares may be issued or delivered upon exercise of such options. The stock options are exercisable from July 1, 2006 until June 30, 2009.

*2005 Plan.* The Company adopted a stock option plan by resolution at the general meeting of shareholders held on June 24, 2005 in accordance with the Commercial Code. Under such plan, options to purchase 374,400 Shares were granted to directors and key employees of the Company and certain subsidiaries designated by the Board of Directors of the Company. The exercise price per Share of each option is ¥8,420.

As of September 30, 2007, 5,568 options are outstanding and 278,400 Shares may be issued or delivered upon exercise of such options. The stock options are exercisable from July 1, 2007 to June 30, 2010.

## SUBSIDIARIES AND AFFILIATES

As of September 30, 2007, the Company has 11 consolidated subsidiaries and 20 non-consolidated subsidiaries. As of the same date, the Company had two affiliates which were not accounted for by the equity method but by the cost method in the Company's financial statements.

The following table sets forth certain information on the Company's consolidated and non-consolidated subsidiaries and affiliates as of September 30, 2007:

| Name | Country | Main Business | Issued Capital | Percentage of Shares Held Directly or Indirectly by the Company |
|---|---|---|---|---|
| | | | (Thousands of yen) | (%) |
| **Consolidated Subsidiaries** | | | | |
| Life Co., Ltd. | Japan | Credit card, per-item shopping loans, unsecured, secured loan and credit guarantee | 70,000,000 | 95.88 |
| Businext Corporation | Japan | Secured, small business loans | 4,000,000 | 60.00 |
| City's Corporation | Japan | Secured, small business loans | 700,000 | 100.00 |
| City Green Corporation | Japan | Holding company for City's Corporation | 100,000 | 100.00 |
| Tryto Corporation | Japan | Unsecured, secured loans | 10,000 | 100.00 |
| Wide Corporation | Japan | Unsecured loans | 2,555,000 | 100.00 |
| TCM Co., Ltd. | Japan | Unsecured loans | 50,000 | 100.00 |
| New Frontier Partners Co., Ltd. | Japan | Venture capital, non-bank financial services | 3,100,000 | 100.00 |
| AsTry Loan Services Corporation | Japan | Debt collection | 500,000 | 86.00 |
| Marutoh KK | Japan | Real estate business | 70,000 | 100.00 |
| Passkey Co., Ltd.(1) | Japan | Unsecured loans | 300,000 | 100.00 |
| **Non-Consolidated Subsidiaries** | | | | |
| Life Stock Center Co., Ltd. | Japan | Storage, truck transportation, express business | 10,000 | 95.88 |
| L System Service Co., Ltd. | Japan | Unsecured loans | 10,000 | 95.88 |
| AGM Research Institute Co., Ltd.(2) | Japan | Social affairs research and surveys | 10,000 | 100.00 |
| Secure Rent Guarantor Service Corporation(3) | Japan | Residential rent guarantees | 446,000 | 57.45 |
| 16 investment associations(4) | | — | — | — |
| **Affiliates** | | | | |
| Hakata Daimaru Card Service Co., Ltd. | Japan | Credit services | 10,000 | 20.00 |
| Sumishin Life Card Company, Limited | Japan | Credit services | 200,000 | 49.00 |

Notes:

(1) Consolidated since September 30, 2005.

(2) Established as a wholly owned subsidiary in April 2006.

(3) AIFUL subscribed for additional shares on August 30, 2007 which are not reflected in the table.

(4) On September 8, 2006, the ASBJ issued PITF No. 20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations. AIFUL adopted this new accounting standard as of April 1, 2006 and as a result of the change in accounting policy, beginning from the six-month period ended September 30, 2006, 16 investment associations are treated as non-consolidated subsidiaries of the Company.

## DESCRIPTION OF THE SHARES

*Set out below is certain information concerning the Shares, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations and of the Company Law relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.*

### General

All issued Shares are fully-paid and non-assessable, and are in registered form. Transfer of Shares is effected by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have his or her name and address registered in the Company's register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the Company's transfer agent. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

The Company's transfer agent is The Sumitomo Trust and Banking Company, Limited.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the Shares. Pursuant to this system, a holder of Shares is able to choose, at his or her discretion, to participate in this system and all certificates for Shares elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such Shares are registered in the name of JASDEC in the Company's register of shareholders. Each participating shareholder will, in turn, be registered in the Company's register of beneficial shareholders and treated in the same way as shareholders registered in its register of shareholders. In connection with the transfer of Shares held under this system, entry of the share transfer in the records maintained by JASDEC for the participating institutions or the records maintained by each participating institution for its customers or both have the same effect as delivery of share certificates.

A statute establishing a new electronic central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004, and certain parts of the statute that are relevant to the Shares will become effective within five years of the date of this promulgation. Currently, the effective date has not yet been determined but is expected to be January 5, 2009. On the effective date, all existing share certificates will become null and void and a new electronic central clearing system will be established and become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares. Thereafter, the transfer of such shares will be effected exclusively through entry in the records maintained under the new central clearing system. Only shares deposited with JASDEC will be immediately transferable under this new system. However, during the two weeks prior to the effective date, deposit with JASDEC of shares, including those to be issued upon exercise of stock acquisition rights, will be suspended. Shares not deposited with JASDEC prior to the effective date will be registered in a "special account" maintained by the issuer of shares. In order to conduct any transaction in respect of shares registered in such special account, the shareholder will be required to transfer such shares to the shareholder's own account. This process of registration and transfer is expected to take approximately one month in aggregate. However, the process of registration and transfer will be more complex and may require even more time if the relevant shareholding is recorded in the issuer's register of shareholders as of the effective date in the name of a third party, e.g., a custodian. Shares issued on and after the effective date will become transferable on the third business day after issuance.

### Distributions of Surplus

#### *General*

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called "dividends", are referred to as "distributions of Surplus" ("Surplus" is defined in "Restriction on Distributions of Surplus"). The Company may make distributions of Surplus to its shareholders any number of times per fiscal year, subject to certain limitations described in "Restriction on Distributions of Surplus". Under the Company Law and the Company's Articles of Incorporation, the Board of Directors is empowered to authorize distributions of Surplus, provided, however, that a general meeting of shareholders resolution is required for any distribution in kind that is made without granting to shareholders the right to require the Company to make such distribution in cash instead of in kind.

Notwithstanding the foregoing, in the event that the Company's non-consolidated annual financial statements and certain documents for the latest fiscal year do not present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice, distributions of Surplus are required to be authorized by a resolution of a general meeting of shareholders.

Under the Company's Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the Board of Directors. The Company is not obliged to pay any dividends unclaimed for a period of five years after the date on which they first became payable.

Distributions of Surplus may be made in cash or (except for interim dividends) in kind in proportion to the number of Shares held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, grant a right to its shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see "—Voting Rights" with respect to a "special resolution").

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the Shares generally goes ex-dividend on the third business day prior to the record date.

***Restriction on Distributions of Surplus***

When the Company makes a distribution of Surplus, it must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed in accordance with an ordinance of the Ministry of Justice.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

$A + B + C + D - (E + F + G)$

In the above formula:

"A" = the total amount of other capital surplus and other retained earnings, as each such amount appears on the Company's non-consolidated balance sheet as of the end of the last fiscal year,

"B" = (if the Company has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the Company less the book value thereof,

"C" = (if the Company has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any),

"D" = (if the Company has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any),

"E" = (if the Company has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock,

"F" = (if the Company has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed, and

"G" = certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to its shareholders after the end of the last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (the "Distributable Amount"), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a) the book value of the Company's treasury stock,

(b) the amount of consideration for the Company's treasury stock disposed of by it after the end of the last fiscal year, and

(c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the Company's non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If the Company has become at its option a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (*renketsu haito kisei tekiyo kaisha*), it will be required to further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders' equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders' equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on its consolidated balance sheet as at the end of the last fiscal year.

If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the Company's treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements prepared by the Company must be reviewed by its Corporate Auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.

**Capital and Reserves**

When the Company issues new Shares, the entire amount of money or other assets paid or contributed by subscribers for such Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of the amount of such subscription money or other assets as additional paid-in capital by resolution of the Board of Directors.

The Company may reduce its additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders and, in the case of reduction of additional paid-in capital and if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, the Company may reduce its stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, the Company may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case, by resolution of a general meeting of shareholders.

**Stock Splits**

The Company may at any time split the issued Shares into a greater number of Shares by resolution of its Board of Directors. When a stock split is to be made, so long as the only type of the Company's outstanding stock is its common stock, it may increase the number of authorized shares to the extent that the ratio of such increase in authorized shares does not exceed the ratio of such stock split by amending its Articles of Incorporation, which amendment may be made without approval by shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders. Before a stock split, the Company must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

**Unit Share System**

The Company's Articles of Incorporation provide that 50 Shares constitute one "unit". Its Board of Directors is permitted to reduce the number of Shares that will constitute a unit or abolish the unit share system entirely by amending its Articles of Incorporation without approval by shareholders, while a special resolution of a general meeting of shareholders is required to increase such number of Shares that will constitute a unit. The number of Shares constituting a unit may not exceed 1,000.

The Company's Articles of Incorporation and Share Handling Regulations provide that no share certificates shall, in general, be issued with respect to any Shares constituting less than one unit. Consequently,

no certificates for Shares other than those constituting a full unit or an integral multiple thereof will be issued. As the transfer of Shares normally requires delivery of the relevant share certificates, any Shares constituting less than one unit for which no share certificates are issued will not be transferable.

Under the unit share system, a shareholder has one vote for each unit of Shares held by the Company, except as stated in "—Voting Rights". Shares constituting less than one unit will carry no voting rights and be excluded for the purposes of calculating the quorum for voting purposes. Moreover, holders of Shares constituting less than one unit will have no other shareholder rights if the Company's Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Company Law or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.

Holders of Shares constituting less than one unit may at any time request the Company to purchase Shares held by them. Pursuant to the Company's Articles of Incorporation and Share Handling Regulations, any such holders may also request the Company to sell to such holder Shares constituting less than one unit which, when added to the Shares held by such holder, shall constitute a full one unit. Such purchase or sale of Shares will be effected at the last trading price of the Shares on the relevant stock exchange on the day such request is made (or if there is no trading in the Shares on the stock exchange or if the stock exchange is not open on such day, the price at which the Shares are first traded on such stock exchange thereafter). The request of such purchase or sale may not be withdrawn without the Company's consent.

**General Meetings of Shareholders**

The ordinary general meeting of shareholders is customarily held in June of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating, among others, the place, time and purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date of such meeting. If the Company's Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

**Voting Rights**

A holder of Shares constituting one or more units is in principle entitled to one voting right for each unit of Shares. However, in general, neither the Company nor any corporate or certain other entity one-quarter or more of the total voting rights of which are directly or indirectly held by the Company, has voting rights in respect of Shares held by the Company or such entity.

Except as otherwise provided by law or in the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of voting rights represented at the meeting. The Company's Articles of Incorporation provide that the quorum for election of its Directors and Corporate Auditors is one-third of the total number of voting rights. The Company's shareholders are not entitled to cumulative voting in the election of its Directors. The shareholders may exercise their voting rights in writing or through proxies, provided that the proxies are, in general, also shareholders who have voting rights.

The Company Law provides that certain important matters shall be approved by a "special resolution" of a general meeting of shareholders. Under the Company's Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i) purchase of Shares by the Company from a specific shareholder other than the Company's subsidiary;

(ii) consolidation of Shares;

(iii) issuance or transfer of new Shares or existing Shares held by the Company as treasury stock to persons other than the shareholders at a "specially favorable" price;

(iv) issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under "specially favorable" conditions;

(v) removal of any of the Company's Corporate Auditors;

(vi) exemption from a portion of liability of the Company's Directors, Corporate Auditors or independent auditors;

(vii) distribution of Surplus in kind with respect to which shareholders are not granted the right to require the Company to make distribution in cash instead of in kind;

(viii) reduction of stated capital;

(ix) any amendment to the Company's Articles of Incorporation;

(x) transfer of the whole or a substantial part of the Company's business;

(xi) taking over of the whole of the business of another company;

(xii) dissolution or merger or consolidation;

(xiii) corporate split; and

(xiv) establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (*kabushiki-iten*) or share exchange (*kabushiki-kokan*).

However, under the Company Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (viii) through (xiv) above, and such matter may be decided by the Board of Directors, if it satisfies certain criteria prescribed by the Company Law as are necessary to determine that its impact is immaterial.

**Liquidation Rights**

In the event of the Company's liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares held by them.

**Subscription Rights**

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as the Company's Board of Directors determines, subject to the limitations as to the issuance of new Shares at a "specially favorable" price mentioned in "Voting Rights". The Company's Board of Directors may, however, determine that shareholders be given subscription rights to new Shares, in which case they must be given on uniform terms to all holders of Shares as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

**Stock Acquisition Rights**

The Company may issue stock acquisition rights (*shinkabu yoyakuken*). Holders of stock acquisition rights are entitled to acquire Shares from the Company, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The Company may also issue bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the Company's Board of Directors unless it is made under "specially favorable" conditions, as described in "Voting Rights".

**Record Date**

As mentioned above, March 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders, and September 30 is the record date for the payment of interim dividends. In addition, by a resolution of the Board of Directors and after giving at least two weeks' prior public notice, the Company may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to Shares.

**Acquisition by the Company of the Shares**

The Company may acquire Shares (i) by soliciting all its shareholders to offer to sell Shares held by them (in this case, certain terms of such acquisition, including the total number of Shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and such acquisition shall be executed pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of the Company's subsidiaries (pursuant to a special resolution of a general meeting

of shareholders), (iii) from any of the Company's subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company's Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

The total amount of the purchase price of Shares may not exceed the Distributable Amount, as described in "Distributions of Surplus—Restriction on Distributions of Surplus".

The Company may hold the Shares acquired in compliance with the provisions of the Company Law, and may generally dispose of or cancel such Shares by resolution of its Board of Directors.

**Disposal of Shares by the Company**

The Company is not required to send notices to a shareholder if delivery of notices to such shareholder fails continuously for five years or more at his or her address registered in the Company's register of shareholders or otherwise notified to the Company.

In the above case, if the relevant shareholder to whom delivery of notices has failed also fails to receive distributions of Surplus on the Shares continuously for five years or more at his or her address registered in the Company's register of shareholders or otherwise notified to the Company, then the Company may in general dispose of such Shares at their then market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

**Reporting of Substantial Shareholders**

The FIEL and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange, to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer's total issued share capital. Copies of each report must also be furnished to the issuer of the shares.

## JAPANESE TAXATION

*The following is a summary of the principal Japanese tax consequences to Bondholders and owners of Shares acquired upon exercise of the Stock Acquisition Rights incorporated in the Subordinated Convertible Bonds who are non-resident individuals or non-Japanese corporations having no permanent establishment in Japan ("non-resident Holders"). The statements regarding Japanese tax laws set out below are based on the laws in force and interpreted by the Japanese taxation authorities as at the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions or clarification of or changes in the interpretation by the Japanese taxation authorities occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the Subordinated Convertible Bonds and Shares acquired upon exercise of the Stock Acquisition Rights or as consideration for the Subordinated Convertible Bonds acquired by the Company, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.*

### Bonds

Receipts of premium (if any) upon redemption of the Subordinated Convertible Bonds are subject to Japanese income tax (including corporate income tax) but are not subject to any withholding tax. If the recipient is a resident or a corporation of a country with which Japan has an income tax treaty, Japanese tax treatment may be modified by any applicable provisions of such income tax treaty. Bondholders are advised to consult with their legal, accounting or other professional advisers as to the applicable tax treatment.

Gains derived from the sale of Bonds, whether within or outside Japan, by a non-resident Holder thereof are, in general, not subject to Japanese income tax. Exercise of the Stock Acquisition Rights is not a taxable event in general.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Bonds as legatee, heir or donee even if the individual is not a Japanese resident.

### Shares

Generally, a non-resident Holder of Shares is subject to Japanese withholding tax on dividends paid by the Company, and the Company will withhold such tax from payment of dividends. Stock splits are not subject to Japanese income tax.

The rate of Japanese withholding tax applicable to dividends paid by the Company to a non-resident Holder of Shares is 20%, subject to any applicable income tax treaty. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-resident Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the said 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009 and (ii) 15% for dividends due and payable on or after April 1, 2009.

Gains derived from the sale of Shares, whether within or outside Japan, by a non-resident Holder thereof are, in general, not subject to Japanese income tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares as legatee, heir or donee even if the individual is not a Japanese resident.

## SUBSCRIPTION AND SALE

Nomura International plc (the "Manager") has entered into a subscription agreement with the Company dated February 13, 2008 in respect of each Series of Subordinated Convertible Bonds (the "Subscription Agreement"), under which, subject to the satisfaction of certain conditions set out therein, the Manager has agreed to subscribe for an aggregate of ¥50,000,000,000 in principal amount of the Subordinated Convertible Bonds at the issue price of 100.0% and the Offer Price of 100.0% of the aggregate principal amount of the Subordinated Convertible Bonds, representing the ¥10,000,000,000 Series A Bonds, the ¥10,000,000,000 Series B Bonds, the ¥10,000,000,000 Series C Bonds, the ¥10,000,000,000 Series D Bonds, the ¥10,000,000,000 Series E Bonds, the ¥10,000,000,000 Series F Bonds and the ¥10,000,000,000 Series G Bonds. No selling concession or combined management and underwriting commission will be payable by the Company with respect thereto.

The Company has agreed to pay certain costs in connection with the issue of the Subordinated Convertible Bonds. The Manager is entitled to be released and discharged from its obligations under the Subscription Agreement or to terminate the relevant Subscription Agreement in certain circumstances prior to payment to the Company as set out therein. The Company has agreed to indemnify the Manager against certain liabilities in connection with the issue and offering of the Subordinated Convertible Bonds.

In connection with the issue and offering of the Subordinated Convertible Bonds, the Company has agreed not to, and not to direct any entities or any persons acting at the direction of the Company to (i) issue, offer, pledge, sell, lend, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant (including stock acquisition rights) to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Shares or any other capital stock of the Company or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, Shares or any other capital stock of the Company or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares or any other capital stock of the Company, in each case, for a period beginning on the date of the Subscription Agreement and ending on the date 180 calendar days after the Closing Date without the prior written consent of the Manager, other than (a) the issue and sale by the Company of the Subordinated Convertible Bonds or the issue or transfer of Shares upon exercise of the Stock Acquisition Rights, (b) the sale of Shares by the Company to any holder of Shares constituting less than one unit for the purpose of making such holder's holding, when added to the Shares held by such holder, constitute one full unit of Shares, (c) the issue of Shares by the Company as a result of any stock split and (d) any other issue or sale of Shares required by applicable Japanese laws and regulations.

In connection with the issue of the Subordinated Convertible Bonds and Exchangeable Bonds, each of Mr. Yoshitaka Fukuda and Yamakatsu Co., Ltd. has agreed not to, and not to permit any entities or any persons acting at their direction to, (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant (including stock acquisition rights) to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, shares of common stock of the Company held by him or by it, as the case may be, or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, such shares or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of such shares or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, such shares, in each case, for a period beginning on the date of this Agreement and ending on the date 180 calendar days after the Closing Date; provided, however that the restrictions described in this paragraph shall not apply to the sale of common stock of the Company to certain related parties where such related party enters into an agreement with Nomura International plc on terms equivalent to those set out above.

Neither the Subordinated Convertible Bonds nor the Shares issuable upon exercise of the Stock Acquisition Rights offered herein have been or will be registered under the Securities Act or may be offered or sold within the United States or to, or for the account or benefit of, U.S. persons.

Neither the Company nor the Manager represents that the Subordinated Convertible Bonds or the Shares issuable upon exercise of the Stock Acquisition Rights may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating such sales.

In connection with the offering, the Manager may for its own account enter into asset swaps, credit derivatives or other derivatives relating to the Subordinated Convertible Bonds and/or components of the Subordinated Convertible Bonds and/or the Shares at the same time as the offer and sale of the Subordinated Convertible Bonds or in secondary market transactions. As a result of such transactions, the Manager may hold long or short positions in the Subordinated Convertible Bonds and/or the Shares and/or derivatives relating thereto. No disclosure will be made of any such positions unless otherwise required by applicable laws and regulations.

## GENERAL INFORMATION

(1) The Company has obtained all necessary consents, approvals and authorizations in Japan in connection with the issue and performance of the Subordinated Convertible Bonds. The issue of the Subordinated Convertible Bonds was authorized by resolutions of the Board of Directors of the Company dated February 13, 2008.

(2) The Subordinated Convertible bonds have been accepted for clearance through Euroclear and through Clearstream, Luxembourg. The ISIN and the Common Codes for each Series are as follows:

| | ISIN | Common Code |
|---|---|---|
| Series A | XS0347070574 | 034707057 |
| Series B | XS0347073834 | 034707383 |
| Series C | XS0347074725 | 034707472 |
| Series D | XS0347075029 | 034707502 |
| Series E | XS0347075888 | 034707588 |
| Series F | XS0347157348 | 034715734 |
| Series G | XS0347160136 | 034716013 |

(3) Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of AIFUL and no material adverse change in the financial position or prospects of AIFUL since September 30, 2007 (being the date to which the most recent unaudited financial statements have been published).

(4) Save as disclosed in this Offering Circular, there are no, nor have there been any, governmental, legal arbitration, administrative or other proceedings involving the Company or its consolidated subsidiaries which may have or have had during the 12 months immediately preceding the date of this Offering Circular a significant effect on the financial position or the profitability of the Company and its consolidated subsidiaries, taken as a whole and, so far as the Company is aware, there are no such proceedings pending or threatened involving (whether as defendant or otherwise) the Company or any of its consolidated subsidiaries.

(5) Copies of the latest audited consolidated annual financial statements of the Company and the latest unaudited consolidated semi-annual financial statements of the Company may be obtained, and copies of the Trust Deeds and the Agency Agreements will be available for inspection, at the specified offices of each of the Agents during normal business hours, so long as any of the Subordinated Convertible Bonds are outstanding.

(6) Except to the extent provided in Condition 6 for each Series and required by the applicable laws, the Conditions for such Series do not provide for participating rights in the event of a take-over of the Company.

(7) The consolidated and non-consolidated financial statements of the Company as of and for the years ended March 31, 2005, 2006 and 2007, included in this Offering Circular, have been audited by Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein) and Shimbashi & Co., independent auditors, as stated in their reports appearing herein.

(8) The Trustee is entitled under the Trust Deed to rely, without liability to Bondholders, on reports of the independent certified public accountants for the Company, whether or not the same are subject to their limitation on the liability of the Company and whether by reference to a monetary cap or otherwise.

# INDEX TO FINANCIAL STATEMENTS

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**REPORT OF INDEPENDENT AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007**

To the Board of Directors and Shareholders of
AIFUL Corporation:

We have audited the accompanying consolidated balance sheets of AIFUL Corporation and consolidated subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AIFUL Corporation and consolidated subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2007

/s/ Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2007

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2006 AND 2007

| | Millions of Yen | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| **ASSETS** | | | |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | ¥ 134,377 | ¥ 127,089 | $ 1,077,025 |
| Time deposits | 78 | 78 | 661 |
| Operational investment securities (Note 7) | 1,789 | 1,837 | 15,568 |
| Loans, loan guarantees and receivables | | | |
| Loans (Notes 4 and 9) | 2,124,017 | 1,912,689 | 16,209,229 |
| Installment accounts receivable (Notes 5 and 9) | 209,581 | 174,923 | 1,482,398 |
| Loan guarantees (Note 6) | 153,767 | 141,930 | 1,202,797 |
| Other receivables | 21,452 | 25,406 | 215,305 |
| Allowance for doubtful accounts (Note 2.*l*) | (146,962) | (379,848) | (3,219,051) |
| Prepaid expenses | 4,757 | 4,018 | 34,051 |
| Deferred tax assets (Note 14) | 32,263 | 13,771 | 116,703 |
| Other current assets (Note 9) | 97,896 | 73,541 | 623,229 |
| Total current assets | 2,633,015 | 2,095,434 | 17,757,915 |
| PROPERTY AND EQUIPMENT (Note 9): | | | |
| Land (Note 8) | 15,899 | 14,464 | 122;576 |
| Buildings and structures (Note 8) | 51,071 | 44,118 | 373,882 |
| Machinery and equipment | 230 | 268 | 2,271 |
| Furniture and fixtures (Note 8) | 26,674 | 24,879 | 210,839 |
| Construction in progress (Note 8) | 399 | 1,016 | 8,610 |
| Total | 94,273 | 84,745 | 718,178 |
| Accumulated depreciation | (40,596) | (42,339) | (358,805) |
| Net property and equipment | 53,677 | 42,406 | 359,373 |
| INVESTMENTS AND OTHER ASSETS: | | | |
| Investment securities (Note 7) | 32,742 | 20,983 | 177,822 |
| Investments in and advances to unconsolidated subsidiaries and associated companies | 235 | 3,311 | 28,059 |
| Claims in bankruptcy (Note 4) | 33,031 | 38,988 | 330,407 |
| Goodwill, net | 9,273 | 3,145 | 26,653 |
| Software, net | 20,976 | 21,337 | 180,822 |
| Long-term loans receivables (less current portion) | 23 | 19 | 161 |
| Lease deposits | 12,119 | 11,493 | 97,398 |
| Long-term prepayments | 4,660 | 2,766 | 23,441 |
| Deferred tax assets (Note 14) | 2,905 | 334 | 2,831 |
| Deferred losses on hedging instruments, mainly interest rate swaps (Note 16) | 10,230 | | |
| Other assets (Note 8) | 2,836 | 2,068 | 17,525 |
| Allowance for doubtful accounts | (24,753) | (27,725) | (234,958) |
| Total investments and other assets | 104,277 | 76,719 | 650,161 |
| TOTAL | ¥2,790,969 | ¥2,214,559 | $18,767,449 |

**CONSOLIDATED BALANCE SHEETS**
**AS OF MARCH 31, 2006 AND 2007—(Continued)**

| | Millions of Yen | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| **LIABILITIES AND EQUITY** | | | |
| CURRENT LIABILITIES: | | | |
| Short-term borrowings (Note 9) | ¥ 138,200 | ¥ 91,370 | *$ 774,322* |
| Current portion of long-term debt (Note 9) | 516,325 | 404,241 | *3,425,771* |
| Trade notes payable | 10,564 | 6,021 | *51,026* |
| Trade accounts payable | 28,293 | 36,823 | *312,059* |
| Obligation under loan guarantees (Note 6) | 153,767 | 141,930 | *1,202,797* |
| Income taxes payable | 25,040 | 7,992 | *67,729* |
| Accrued expenses | 10,223 | 9,219 | *78,127* |
| Allowance for losses on interest refunds (Note 2.*l*) | 21,074 | | |
| Allowance for losses from business restructuring (Note 13) | | 11,316 | *95,898* |
| Allowance for clean-up costs of contaminated land | | 630 | *5,339* |
| Other current liabilities (Notes 5 and 6) | 43,732 | 33,847 | *286,839* |
| Total current liabilities | 947,218 | 743,389 | *6,299,907* |
| LONG-TERM LIABILITIES: | | | |
| Long-term debt (less current portion) (Note 9) | 1,138,221 | 1,034,651 | *8,768,229* |
| Deferred tax liabilities (Note 14) | 3,760 | 526 | *4,458* |
| Liability for retirement benefits (Notes 2.*h* and 10) | 1,328 | 1,339 | *11,347* |
| Allowance for losses on interest refunds (Note 2.*l*) | | 167,153 | *1,416,551* |
| Interest rate swaps (Note 16) | 9,462 | 8,193 | *69,432* |
| Other long-term liabilities | 2,321 | 2,163 | *18,331* |
| Total long-term liabilities | 1,155,092 | 1,214,025 | *10,288,348* |
| MINORITY INTERESTS | 6,965 | | |
| EQUITY (Notes 11 and 18): | | | |
| Common stock, authorized, 373,500,000 shares in 2006 and 568,140,000 shares in 2007; issued, 142,035,000 shares in 2006 and 2007 | 83,317 | 83,317 | *706,076* |
| Capital surplus: | | | |
| Additional paid-in capital | 104,126 | 104,126 | *882,424* |
| Retained earnings | 486,214 | 66,466 | *563,271* |
| Net unrealized gain on available-for-sale securities | 11,002 | 6,536 | *55,390* |
| Deferred loss on derivatives under hedge accounting (Note 16) | | (5,752) | *(48,746)* |
| Treasury stock-at cost 412,502 shares in 2006 and 412,835 shares in 2007 | (2,965) | (2,968) | *(25,153)* |
| Total | 681,694 | 251,725 | *2,133,262* |
| Minority interests | | 5,420 | *45,932* |
| Total equity | 681,694 | 257,145 | *2,179,194* |
| TOTAL | ¥2,790,969 | ¥2,214,559 | *$18,767,449* |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF OPERATIONS
## FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

| | Millions of Yen | | *Thousands of U.S. Dollars (Note 3)* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| INCOME: | | | |
| Interest on loans | ¥491,358 | ¥ 448,662 | *$ 3,802,220* |
| Interest on credit card shopping loans | 11,275 | 12,754 | *108,085* |
| Interest on per-item shopping loans | 17,676 | 12,998 | *110,153* |
| Interest on loan guarantees | 8,668 | 9,187 | *3,992* |
| Interest on deposits, securities and other | 350 | 471 | *77,856* |
| Recovery of loans previously charged off | 8,536 | 4,023 | *34,093* |
| Gain on transfer of pension plan (Note 10) | 421 | | |
| Other income | 10,534 | 12,914 | *109,440* |
| Total income | 548,818 | 501,009 | *4,245,839* |
| EXPENSES: | | | |
| Interest on borrowings | 33,798 | 32,898 | *278,797* |
| Charge-offs and provision for doubtful accounts | 166,047 | 447,375 | *3,791,314* |
| Salaries and other employees' benefits | 56,975 | 55,136 | *467,254* |
| Advertising expenses | 28,018 | 15,074 | *127,746* |
| Rental expenses | 21,318 | 19,415 | *164,534* |
| Commissions and fees | 28,490 | 25,585 | *216,822* |
| Loss on impairment of long-lived assets (Note 8) | 744 | 6,805 | *57,669* |
| Depreciation and amortization | 13,892 | 19,251 | *163,144* |
| Provision for employees' retirement benefits (Note 10) | 1,284 | 1,372 | *11,627* |
| Provision for losses on interest refunds (Note 2.*l*) | 21,074 | 167,148 | *1,416,508* |
| Loss on interest refunds | 13,109 | 15,240 | *129,153* |
| Loss from and provision for business restructuring (Note 13) | | 18,528 | *157,017* |
| Provision for clean-up costs of contaminated land | | 630 | *5,339* |
| Other expenses | 51,296 | 48,815 | *413,686* |
| Total expenses | 436,045 | 873,272 | *7,400,610* |
| INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS | 112,773 | (372,263) | *(3,154,771)* |
| INCOME TAXES (Note 14): | | | |
| Current | 45,520 | 15,795 | *133,856* |
| Deferred | (145) | 24,734 | *209,610* |
| Total income taxes | 45,375 | 40,529 | *343,466* |
| MINORITY INTERESTS IN NET INCOME (LOSS) | 1,571 | (1,541) | *(13,059)* |
| NET INCOME (LOSS) | ¥ 65,827 | ¥ (411,251) | *$(3,485,178)* |

| | Yen | | *U.S. Dollars* |
|---|---|---|---|
| AMOUNTS PER COMMON SHARE (Notes 2.*v* and 17): | | | |
| Basic net income (loss) | ¥ 464.84 | ¥(2,903.85) | *$ (24.61)* |
| Diluted net income | 464.69 | | |
| Cash dividends applicable to the year | 60.00 | 60.00 | *0.51* |

*See notes to consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
# FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

| | Thousands | Millions of Yen | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares of Common Stock Issued | Common stock | Capital Surplus Additional Paid-in Capital | Retained Earnings | Net Unrealized Gain on Available-for-sale Securities | Deferred loss on Derivatives under Hedge Accounting | Treasury Stock | Total | Minority Interests | Total Equity |
| BALANCE AT APRIL 1, 2005 | 94,690 | ¥ 83,317 | ¥104,126 | ¥ 427,610 | ¥ 5,364 | | ¥ (3,064) | ¥ 617,353 | | ¥ 617,353 |
| Net income | | | | 65,827 | | | | 65,827 | | 65,827 |
| Cash dividends paid, ¥60 per share | | | | (7,080) | | | | (7,080) | | (7,080) |
| Bonuses to directors and corporate auditors | | | | (127) | | | | (127) | | (127) |
| Net unrealized gain on available-for-sale securities | | | | | 5,638 | | | 5,638 | | 5,638 |
| Net decrease in treasury stock (14,573 shares) | | | | (16) | | | 99 | 83 | | 83 |
| Stock split (Note 11) | 47,345 | | | | | | | | | |
| BALANCE AT MARCH 31, 2006 | 142,035 | ¥ 83,317 | ¥104,126 | ¥ 486,214 | ¥ 11,002 | | ¥ (2,965) | ¥ 681,694 | | ¥ 681,694 |
| Reclassified balance as of March 31, 2006 (Note 2.o) | | | | | | | | | ¥ 6,965 | 6,965 |
| Net loss | | | | (411,251) | | | | (411,251) | | (411,251) |
| Cash dividends paid, ¥60 per share | | | | (8,497) | | | | (8,497) | | (8,497) |
| Net increase in treasury stock (711 shares) | | | | | | | (3) | (3) | | (3) |
| Net change in the period | | | | | (4,466) | ¥ (5,752) | | (10,218) | (1,545) | (11,763) |
| BALANCE AT MARCH 31, 2007 | 142,035 | ¥ 83,317 | ¥104,126 | ¥ 66,466 | ¥ 6,536 | ¥ (5,752) | ¥ (2,968) | ¥ 251,725 | ¥ 5,420 | ¥ 257,145 |

| | Thousands of U.S. Dollars | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | *Common stock* | *Capital Surplus Additional Paid-in Capital* | *Retained Earnings* | *Net Unrealized Gain on Available-for-sale Securities* | *Deferred loss on Derivatives under Hedge Accounting* | *Treasury Stock* | *Total* | *Minority Interests* | *Total Equity* |
| BALANCE AT MARCH 31, 2006 | *$706,076* | *$882,424* | *$ 4,120,457* | *$ 93,237* | | *$(25,127)* | *$ 5,777,067* | | *$5,777,067* |
| Reclassified balance as of March 31, 2006 (Note 2.o) | | | | | | | | *$ 59,025* | *59,025* |
| Net loss | | | *(3,485,178)* | | | | *(3,485,178)* | | *(3,485,178)* |
| Cash dividends paid, $0.51 per share | | | *(72,008)* | | | | *(72,008)* | | *(72,008)* |
| Net increase in treasury stock (711 shares) | | | | | | *(26)* | *(26)* | | *(26)* |
| Net change in the period | | | | *(37,847)* | *$(48,746)* | | *(86,593)* | *(13,093)* | *(99,686)* |
| BALANCE AT MARCH 31, 2007 | *$706,076* | *$882,424* | *$ 563,271* | *$ 55,390* | *$(48,746)* | *$(25,153)* | *$ 2,133,262* | *$ 45,932* | *$2,179,194* |

***See notes to consolidated financial statements.***

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

| | Millions of Yen | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| OPERATING ACTIVITIES: | | | |
| Income (loss) before income taxes and minority interests | ¥ 112,773 | ¥(372,263) | *$(3,154,771)* |
| Adjustments for: | | | |
| Income taxes—paid | (44,079) | (32,844) | *(278,339)* |
| Depreciation and amortization | 13,892 | 19,251 | *163,144* |
| Loss on impairment of long-lived assets | 744 | 6,805 | *57,669* |
| Increase in allowance for doubtful accounts | 11,561 | 235,858 | *1,998,797* |
| Increase in allowance for losses on interest refunds | 21,074 | 146,079 | *1,237,958* |
| (Decrease) increase in liability for employees' retirement benefits | (358) | 10 | *85* |
| Amortization of bonds issue costs | 650 | 519 | *4,398* |
| Loss on write-down of investment securities | 65 | 620 | *5,254* |
| Loss on sales of property and equipment, net | 103 | 123 | *1,042* |
| Loss on disposal of property and equipment | 346 | 1,965 | *16,653* |
| Gain on transfer of pension plans | (421) | | |
| Changes in assets and liabilities: | | | |
| (Increase) decrease in loans | (121,000) | 211,328 | *1,790,915* |
| (Increase) decrease in installment accounts receivable | (17,179) | 34,661 | *293,737* |
| Increase in operational investment securities | (121) | (13) | *(110)* |
| Increase in other receivables | (2,923) | (3,954) | *(33,508)* |
| Increase in claims in bankruptcy | (4,495) | (5,957) | *(50,483)* |
| Increase in inventories | (4) | (45) | *(381)* |
| (Increase) decrease in prepaid expenses | (276) | 743 | *6,297* |
| Decrease in long-term prepayments | 1,585 | 1,154 | *9,780* |
| Decrease in other current assets | 1,694 | 4,371 | *37,042* |
| Increase in other current liabilities | 973 | 5,621 | *47,635* |
| Other—net | (548) | (3,474) | *(29,441)* |
| Total adjustments | (138,717) | 622,821 | *5,278,144* |
| Net cash (used in) provided by operating activities | (25,944) | 250,558 | *2,123,373* |
| INVESTING ACTIVITIES: | | | |
| Capital expenditures | (19,322) | (11,269) | *(95,500)* |
| (Increase) decrease in loans | (43,847) | 19,986 | *169,373* |
| Purchases of investment securities | (1,663) | (1,676) | *(14,203)* |
| Other—net | 4,813 | 6,458 | *54,728* |
| Net cash (used in) provided by investing activities | (60,019) | 13,499 | *114,398* |
| FINANCING ACTIVITIES: | | | |
| Net increase (decrease) in short-term borrowings | 66,505 | (46,830) | *(396,865)* |
| Proceeds from long-term debt (net of bonds issue costs) | 639,333 | 441,905 | *3,744,958* |
| Repayments of long-term debt | (587,655) | (657,965) | *(5,575,975)* |
| Cash dividends paid | (7,080) | (8,497) | *(72,008)* |
| Acquisition of treasury stock | (46) | (4) | *(34)* |
| Disposal of treasury stock | 129 | | |
| Net cash provided by (used in) financing activities | 111,186 | (271,391) | *(2,299,924)* |
| FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS | 16 | 46 | *390* |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 25,239 | (7,288) | *(61,763)* |
| CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR | 173 | | |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 108,965 | 134,377 | *1,138,788* |
| CASH AND CASH EQUIVALENTS, END OF YEAR | ¥ 134,377 | ¥ 127,089 | *$ 1,077,025* |

*See notes to consolidated financial statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

### 1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statements of shareholders' equity, which were previously voluntarily prepared in line with the international accounting practice, are now required under Japanese GAAP and have been renamed "the consolidated statements of changes in equity" from the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2006 financial statements to conform to the classification used in 2007.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*a. Consolidation*—The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its significant subsidiaries (thirteen in 2006 and eleven in 2007)(together, the "Group"). Consolidation of the remaining eighteen (two in 2006) unconsolidated subsidiaries would not have a material effect on the accompanying consolidated financial statements.

In March 2005, the Company acquired Passkey co., ltd ("Passkey"), a consumer finance company with operations in Hokkaido, Japan. The accounts of Passkey were newly consolidated for the year ended March 31, 2006 due to materiality.

On September 30, 2005 the Company established id CREDIT CORPORATION ("id CREDIT") and NET ONE CLUB CORPORATION ("NET ONE CLUB"), which are both consumer finance companies. The accounts of id CREDIT and NET ONE CLUB were newly consolidated for the year ended March 31, 2006.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in three unconsolidated subsidiaries (two in 2006) and two associated companies are stated at cost. Investments in the remaining fifteen unconsolidated subsidiaries, which are limited liability investment partnerships and similar partnerships, are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

On September 8, 2006, the ASBJ issued Practical Issues Task Force (PITF) No. 20, "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations". The Group adopted this new accounting standard as of April 1, 2006. 15 investment partnerships are treated as new subsidiaries of the Company for the year ended March 31, 2007 under such change in accounting policy. However, these 15 new subsidiaries have not been consolidated because consolidation of these subsidiaries would not have a material effect on the accompanying consolidated financial statements.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over the estimated period (not to exceed 20 years), in which economic benefits are expected to be realized. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

*b. **Business Combination***—In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "*Accounting for Business Combinations*", and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, "*Accounting Standard for Business Separations*" and ASBJ Guidance No. 10, "*Guidance for Accounting Standard for Business Combinations and Business Separations*". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the new accounting standard for business combinations was applied to it.

*c. **Cash Equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

*d. **Operational investment securities held by venture capital subsidiary and investment securities***—Operational investment securities held by a venture capital company and investment securities, all of which are classified as available-for-sale securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, operational investment securities and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

*e. **Property and Equipment***—Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 17 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

*f. **Long-lived assets***—In August 2002, the BAC issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003 the ASBJ issued ASBJ Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

*g. **Software***—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

*h. **Liability for Retirement Benefits***—The Company and certain consolidated subsidiaries have a defined contribution pension plan and a prepaid retirement benefits plan. Contributions to the defined contribution plan and payments to the prepaid retirement benefits plan are charged to income when made. (See Note 10.)

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The liability for retirement benefits in the consolidated balance sheet is for directors and corporate auditors.

*i. **Allowances for Doubtful Accounts***—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

*j. Allowance for clean-up costs of contaminated land*—The allowance for clean-up costs of contaminated land is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

*k. Allowance for losses from business restructuring*—The allowance for losses from business restructuring is provided at an estimated amount of future costs related to closure of outlets and other restructuring activities.

*l. Allowance for losses on interest refunds*—The limit of interest rates is regulated by two laws—"Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if money lenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries have loaned money at rates between the limit set by the two laws, and have in the past charged refund costs to income as incurred. However, the growing number of claims against the Company and certain consolidated subsidiaries has increased the materiality of the financial effects of the situation. So, the Company and certain consolidated subsidiaries decided to record a provision of ¥21,074 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No. 37 "Audit Guidance for Consumer Finance Companies' Recording of Provisions for Losses on Interest Refunds," which became effective for accounting periods ending on or after September 1, 2006. The Group changed the method of estimating allowance for losses on interest refunds in accordance with the new guidelines.

The differences between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the current fiscal year ended March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the current fiscal year ended March 31, 2007 in accordance with Report No. 37, is recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥107,013 million ($906,890 thousand) and "Provision for losses on interest refunds" in the amount of ¥69,312 million ($587,390 thousand) in the consolidated statements of operations for the year ended March 31, 2007. At March 31, 2007, the Group recorded an allowance of ¥167,153 million ($1,416,551 thousand) as "Allowance for losses on interest refunds." In addition, the estimated amount of interest refunds of ¥195,546 million ($1,657,169 thousand) which are expected to be preferentially set off against loans is recorded as "Allowance for doubtful accounts" for the Company and certain consolidated subsidiaries.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience and the recent situation regarding interest refunds.

*m. Leases*—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

*n. Income Taxes*—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

*o. Presentation of Equity*—On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

*p. Appropriations of Retained Earnings*—Appropriations of retained earnings are reflected in the consolidated financial statements for the year following the Board of Directors' approval.

*q. Foreign Currency Transactions*—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of operations to extent that they are not hedged by forward exchange contracts.

*r. Revenue recognition:*

*Interest on Loans*—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

*Interest on credit card shopping loans, Interest on per-item shopping loans*—Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

*Interest on loan guarantees*—Interest on loan guarantees is recorded by the remaining principal method.

*s. Interest on Borrowings*—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

*t. Bond Issue Costs*—Amortization is calculated by the straight-line method over the term of the related bond issue. Bond issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

*u. Derivatives and Hedging Activities*—The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of operations, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

*v. Per Share Information*—Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were converted into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

*w. New Accounting Pronouncements:*

*Lease Accounting*—On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

## 3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

## 4. LOANS

Loans at March 31, 2006 and 2007 consisted of the following (before allowance for doubtful accounts):

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Unsecured | ¥1,709,185 | ¥1,537,905 | *$13,033,093* |
| Secured | 357,025 | 291,716 | *2,472,170* |
| Small business loans | 166,208 | 155,642 | *1,319,000* |
| Total | ¥2,232,418 | ¥1,985,263 | *$16,824,263* |
| Off-balance sheet securitized loans | (108,401) | (72,574) | *(615,034)* |
| Net | ¥2,124,017 | ¥1,912,689 | *$16,209,229* |

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Loans in legal bankruptcy | ¥ 33,446 | ¥ 43,008 | *$ 364,475* |
| Nonaccrual loans | 80,721 | 180,819 | *1,532,364* |
| Accruing loans contractually past due three months or more as to principal or interest payments | 27,564 | 36,665 | *310,720* |
| Restructured loans | 62,069 | 67,554 | *572,492* |
| Total | ¥203,800 | ¥328,046 | *$2,780,051* |

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (*e.g.*, reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which are not recognized on the balance sheets, amounted to ¥108,401 million and ¥72,574 million ($615,034 thousand) at March 31, 2006 and 2007, respectively.

At March 31, 2006 and 2007, the Group had balances related to revolving loan contracts aggregating ¥2,068,225 million and ¥1,853,125 million ($15,704,449 thousand), respectively, whereby the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2006 and 2007, the balances of unadvanced commitments were ¥5,598,686 million and ¥5,745,183 million ($48,687,992 thousand), respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

## 5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2006 and 2007 consisted of the following:

| | Millions of Yen | | | | *Thousands of U.S. Dollars* | |
|---|---|---|---|---|---|---|
| | 2006 | | 2007 | | *2007* | |
| | Receivables | Unearned Income | Receivables | Unearned Income | *Receivables* | *Unearned Income* |
| Credit card shopping loans | ¥101,135 | ¥ 663 | ¥117,222 | ¥1,088 | *$ 993,407* | *$ 9,220* |
| Per-item shopping loans | 183,907 | 13,109 | 112,518 | 7,181 | *953,542* | *60,856* |
| Total | ¥285,042 | ¥13,772 | ¥229,740 | ¥8,269 | *$1,946,949* | *$70,076* |
| Off-balance sheet securitized installment accounts receivable | (75,461) | | (54,817) | | *(464,551)* | |
| Net | ¥209,581 | ¥13,772 | ¥174,923 | ¥8,269 | *$1,482,398* | *$70,076* |

In addition, the Group has unearned income of ¥10 million and ¥3 million ($25 thousand) at March 31, 2006 and 2007, respectively, which was included in other current liabilities, related to loans other than those shown in the above table.

## 6. LOAN GUARANTEES AND OBLIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥239 million and ¥181 million ($1,534 thousand) at March 31, 2006 and 2007, respectively, which was included in other current liabilities.

## 7. OPERATIONAL INVESTMENT SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Operational investment and investment securities at March 31, 2006 and 2007 consisted of the following:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Current: | | | |
| Equity securities | ¥ 1,789 | ¥ 1,837 | *$ 15,568* |
| Non-current: | | | |
| Equity securities | ¥28,452 | ¥19,591 | *$166,025* |
| Other | 4,290 | 1,392 | *11,797* |
| Total | ¥32,742 | ¥20,983 | *$177,822* |

The carrying amounts and fair values of operational investment and investment securities at March 31, 2006 and 2007 were as follows:

| | Millions of Yen | | | |
|---|---|---|---|---|
| | 2006 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as Available-for-sale-Equity securities | ¥ 8,552 | ¥18,209 | ¥ 33 | ¥ 26,728 |

| | Millions of Yen | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as Available-for-sale-Equity securities | ¥ 7,559 | ¥11,020 | ¥ 59 | ¥ 18,520 |

| | *Thousands of U.S. Dollars* | | | |
|---|---|---|---|---|
| | *2007* | | | |
| | *Cost* | *Unrealized Gains* | *Unrealized Losses* | *Fair Value* |
| Securities classified as Available-for-sale-Equity securities | *$64,059* | *$93,390* | *$500* | *$156,949* |

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2006 and 2007 were as follows:

| | Carrying amount | | |
|---|---|---|---|
| | Millions of Yen | | *Thousands of U.S. Dollars* |
| | 2006 | 2007 | *2007* |
| Available-for-sale: | | | |
| Equity securities | ¥3,513 | ¥2,908 | *$24,644* |
| Investments in limited liability investment partnerships | 3,790 | 892 | *7,560* |
| Other | 500 | 500 | *4,237* |
| Total | ¥7,803 | ¥4,300 | *$36,441* |

Proceeds from sales of available-for-sale securities for the years ended March 31, 2006 and 2007 were ¥1,195 million and ¥5,070 million ($42,966 thousand), respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥346 million and ¥3,510 million ($29,746 thousand) for the years ended March 31, 2006 and 2007, respectively, and gross realized losses were ¥98 million and ¥92 million ($780 thousand) for the years ended March 31, 2006 and 2007, respectively.

## 8. LONG-LIVED ASSETS

### *Year Ended March 31, 2006*

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2006.

March 31, 2006

| Location | Description | Classification |
|---|---|---|
| Kyoto-shi, Kyoto Prefecture | Office building for rent | Land, buildings and structures |
| Osaka-shi, Osaka Prefecture | Residential apartment for rent | Land, buildings and structures |
| Utsunomiya-shi, Tochigi Prefecture | Idle real estate | Land, buildings and structures |
| Nasu-gun, Tochigi Prefecture | Idle real estate | Land |
| Tamatsukuri-gun, Miyagi Prefecture | Idle real estate | Land |

The following table summarizes the Group's asset grouping:

| Business Classification | Asset grouping |
|---|---|
| Financial services and venture capital | Each business entity except for idle real estate and real estate held for sale is the minimum unit. |
| Real estate business | Each real estate for rent is the minimum unit. |

The Group recognized an impairment loss for certain real estate business due to a significant decline in market value of the relevant real estate for rent or operating loss of that unit. The Group also recognized an impairment loss for certain idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

| | Loss on impairment of long-lived assets |
|---|---|
| | Millions of Yen |
| | March 31, 2006 |
| Buildings and structures | ¥228 |
| Land | 516 |
| Total | ¥744 |

The recoverable amount of each asset grouping was measured as follows:

Idle real estate—Net selling price determined by quotation from a real-estate appraiser, agents or others.

Real estate for rent—The higher of its value in use (discount rate used for computation of present value of future cash flows was 1.85%) or net selling price determined by quotation from a real-estate appraiser.

*Year Ended March 31, 2007*

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2007.

| | | Impairment loss | |
|---|---|---|---|
| | | March 31, 2007 | |
| Description | Classification | Million of Yen | *Thousands of U.S. Dollars* |
| Office building and residential apartment, for rent | Land, Buildings and structures, Furniture and fixtures and other | ¥1,307 | *$11,076* |
| Idle real estate | Land, Buildings and structures and other | 180 | *1,525* |
| Outlets which the Company decided to close | Buildings and structures, Furniture and fixtures, Leased property and other | 5,318 | *45,068* |

The following table summarizes the Group's asset grouping:

| Business Classification | Asset grouping |
|---|---|
| Financial services and venture capital | Each business entity except for idle real estate and real estate held for sale is the minimum unit. Outlets which the Group decided to close are grouped in another unit. |
| Real estate business | Each real estate for rent is the minimum unit. |

The Group recognized an impairment loss for certain real estate business and idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

| | Loss on impairment of long-lived assets | |
|---|---|---|
| | March 31, 2007 | |
| | Millions of Yen | *Thousands of U.S. Dollars* |
| Buildings and structures | ¥3,795 | *$32,161* |
| Furniture and fixtures | 1,223 | *10,364* |
| Land | 1,319 | *11,178* |
| Leased assets | 135 | *1,144* |
| Other | 333 | *2,822* |
| Total | ¥6,805 | *$57,669* |

The recoverable amount of each asset grouping was measured as follows:

Real estate for rent and idle real estate—Net selling price calculated based on evaluation of salable price for each asset.

Outlets which the Group decided to close—Their value in use, calculated as the amount equal to the depreciation expenses to be charged through the point of the closure of outlets.

## 9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2007 consisted of the following:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Commercial paper, 0.23% to 0.28% at March 31, 2006 | ¥ 25,000 | | |
| Loans from banks, 1.18% to 2.18% (0.71% to 1.68% at March 31, 2006) | 50,560 | ¥16,010 | *$135,678* |
| Loans from other financial institutions, 1.63% to 1.88% (1.38% at March 31, 2006) | 9,000 | 15,000 | *127,119* |
| Other (principally from factoring companies and securitized loan), 2.40% (2.30% at March 31, 2006) | 53,640 | 60,360 | *511,525* |
| Total | ¥138,200 | ¥91,370 | *$774,322* |

Long-term debt at March 31, 2006 and 2007 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| Loans from banks, 0.95% to 2.72%, due serially to 2012 (0.69% to 2.88%, due serially to 2011 at March 31, 2006) | ¥ 737,068 | ¥ 654,443 | *$ 5,546,127* |
| Loans from other financial institutions, 1.27% to 2.85%, due serially to 2012 (0.69% to 2.90%, due serially to 2011 at March 31, 2006) | 244,416 | 173,335 | *1,468,940* |
| Syndicated loans, 0.79%, due serially to 2010 (0.62% to 1.48%, due serially to 2010 at March 31, 2006) | 78,068 | 11,243 | *95,280* |
| Unsecured 1.30% to 3.27% yen straight bonds, due 2006 | 68,500 | | |
| Unsecured 1.66% to 2.51% yen straight bonds, due 2007 | 43,000 | 43,000 | *364,407* |
| Unsecured 0.45% to 2.48% yen straight bonds, due 2008 | 61,000 | 61,000 | *516,949* |
| Unsecured 1.01% to 3.28% yen straight bonds, due 2009 | 68,000 | 68,000 | *576,271* |
| Unsecured 0.80% to 3.00% yen straight bonds, due 2010 | 70,000 | 70,000 | *593,220* |
| Unsecured 1.50% to 1.58 % yen straight bonds, due 2011 | 20,000 | 20,000 | *169,492* |
| Unsecured 1.20% to 1.99% yen straight bonds, due 2012 (1.20% to 1.63% at March 31, 2006) | 20,000 | 30,000 | *254,237* |
| Unsecured 1.74% yen straight bonds, due 2013 | 10,000 | 10,000 | *84,746* |
| Unsecured 1.99% yen straight bonds, due 2015 | 10,000 | 10,000 | *84,746* |
| Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006) | 12,500 | | |
| Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 | 108,500 | 108,500 | *919,492* |
| Unsecured 6.00% U.S. dollar straight bonds, due 2011 | | 57,600 | *488,136* |
| Unsecured 2.21% medium-term notes, due 2007 | 1,000 | | |
| Unsecured 3.00% medium-term notes, due 2008 | 3,000 | 3,000 | *25,424* |
| Unsecured 3.50% medium-term notes, due 2015 | 15,000 | 15,000 | *127,119* |
| Other (principally from leasing companies and securitized loan), 0.79% to 2.30%, due serially to 2012 (0.32% to 2.30%, due serially to 2011 at March 31, 2006) | 84,494 | 103,771 | *879,414* |
| Total | ¥1,654,546 | ¥1,438,892 | *$12,194,000* |
| Less current portion | (516,325) | (404,241) | *(3,425,771)* |
| Long-term debt, less current portion | ¥1,138,221 | ¥1,034,651 | *$ 8,768,229* |

Annual maturities of long-term debt at March 31, 2007 were as follows:

| Year Ending March 31 | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| 2008 | ¥ 404,241 | *$ 3,425,771* |
| 2009 | 334,682 | *2,836,288* |
| 2010 | 296,178 | *2,509,983* |
| 2011 | 221,748 | *1,879,220* |
| 2012 | 132,178 | *1,120,153* |
| 2013 and thereafter | 49,865 | *422,585* |
| Total | ¥1,438,892 | *$12,194,000* |

At March 31, 2007, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Loans | ¥423,754 | *$3,591,136* |
| Installment accounts receivable | 39,983 | *338,839* |
| Other current assets | 101 | *856* |
| Property and equipment, net of accumulated depreciation | 1,284 | *10,881* |
| Total | ¥465,122 | *$3,941,712* |
| Related liabilities: | | |
| Short-term borrowings | ¥ 60,360 | *$ 511,525* |
| Long-term debt (including current portion of long-term debt) | 251,729 | *2,133,297* |
| Total | ¥312,089 | *$2,644,822* |

The above table includes loans related to securitized loans of ¥240,427 million ($2,037,517 thousand), and related liabilities (long-term debt including current portion) of ¥103,883 million ($880,364 thousand).

If requested by lending financial institutions, the Group has committed to pledge loans and installment accounts receivables of ¥248,077 million ($2,102,347 thousand) as collateral in addition to those shown in the above table. At March 31, 2007, related liabilities for which lending financial institutions can request the Group to pledge additional collateral consisted of the following:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Short-term borrowings | ¥ 400 | *$ 3,390* |
| Long-term debt (including current portion of long-term debt) | 234,132 | *1,984,169* |
| Total | ¥234,532 | *$1,987,559* |

At March 31, 2007, other current assets amounting to ¥1,735 million ($14,703 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants, including the amount of equity, the equity ratio and those based on specified operational indexes such as the ratio of loss on interest refunds to equity. As of March 31, 2007, the Company has violated the covenants of one or more securitized borrowings. These securitized borrowings are to be redeemed early in accordance with their contracts, but this will not have a direct impact on the Company's cash flow since the redemptions are funded by collections of loans which are collateral for the securitized borrowings.

## 10. RETIREMENT AND PENSION PLANS

On September 30, 2004, the Company and a consolidated subsidiary obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a portion representing a non-contributory defined benefit plan which the companies had originally set ("additional portion"). As the termination process, the Company and the consolidated subsidiary transferred pension obligations related to past employee services on the substitutional portion and related assets to the government on March 16, 2005.

Also, according to the enactment of the Defined Contribution Pension Plan Law in October 2001, a consolidated subsidiary terminated its qualified defined benefit pension plan on March 31, 2005 and implemented a defined contribution pension plan and prepaid retirement benefits plan on April 1, 2005. Another consolidated subsidiary terminated its severance lump-sum payment plan and implemented a defined contribution pension plan and prepaid retirement benefits plan during the year ended March 31, 2005. The consolidated subsidiaries accounted for these transfers from the qualified defined benefit pension plan and severance lump-sum payment plan to defined contribution pension plans in accordance with the provisions specified in the guidance issued by the ASBJ.

During the year ended March 31, 2006, the Company and consolidated subsidiary completed the transfer of the pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which

was to be allocated to each beneficiary account. Also a consolidated subsidiary completed the transfer of a defined benefit plan (unfunded severance lump-sum payment plan) to a defined contribution pension plan and prepaid retirement benefits plan, and terminated the defined benefit plan for the year ended March 31, 2006.

As a result, the Company and certain consolidated subsidiaries recorded a gain on transfer of pension plans of ¥421 million for the year ended March 31, 2006 in accordance with the provisions specified in the guidance issued by the ASBJ.

The components of net periodic benefit costs for the years ended March 31, 2006 and 2007 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Service cost | ¥ 47 | | |
| Payments for prepaid retirement benefits plan | 454 | ¥ 661 | *$ 5,602* |
| Premiums for defined contribution pension plan | 783 | 711 | *6,025* |
| Net periodic benefit costs | 1,284 | 1,372 | *11,627* |
| Gain on transfer of pension plans | (421) | | |
| Total | ¥ 863 | ¥1,372 | *$11,627* |

## 11. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new company law of Japan (the "Company Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below:

### (a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

### (b) Increases / decreases and transfer of common stock, reserve and surplus

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Company Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

### (c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

## 12. STOCK OPTION

The stock option outstanding as of March 31, 2007 is as follows:

| Stock Option | Persons Granted | Number of Options granted | Date of Grant | Exercise Price | Exercise Period |
|---|---|---|---|---|---|
| 2004 Stock Option | 26 Company's and subsidiaries' directors | 347,400 shares | June 25, 2004 | ¥7,774 *$(65.88)* | From July 1, 2006 To June 30, 2009 |
| | 426 Company's and subsidiaries' key employees | | | | |
| 2005 Stock Option | 31 Company's and subsidiaries' directors | 374,400 shares | June 24, 2005 | ¥8,420 *$(71.36)* | From July 1, 2007 To June 30, 2010 |
| | 454 Company's and subsidiaries' key employees | | | | |

The stock option activity is as follows:

| | 2001 Stock Option | 2004 Stock Option | 2005 Stock Option |
|---|---|---|---|
| | | Shares | |
| **For the year ended March 31, 2007** | | | |
| ***Non-vested*** | | | |
| March 31, 2006—Outstanding | | 330,600 | 357,600 |
| Granted | | | |
| Canceled | | (1,200) | (6,000) |
| Vested | | (329,400) | |
| March 31, 2007—Outstanding | | | 351,600 |
| ***Vested*** | | | |
| March 31, 2006—Outstanding | 47,000 | | |
| Vested | | 329,400 | |
| Exercised | | | |
| Canceled | 47,000 | (3,600) | |
| March 31, 2007—Outstanding | | 325,800 | |
| Exercise price | ¥ 6,386 | ¥ 7,774 | ¥ 8,420 |
| | *$(54.12)* | *$ (65.88)* | *$ (71.36)* |

## 13. LOSS FROM AND PROVISION FOR BUSINESS RESTRUCTURING

The following table summarizes the components of the Group's loss from business restructuring for the year ended March 31, 2007.

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| | 2007 | *2007* |
| Loss from business restructuring: | | |
| Special severance payments | ¥4,058 | *$34,390* |
| Cost related to closure of outlets | 2,110 | *17,881* |
| Other | 1,043 | *8,839* |
| Total | ¥7,211 | *$61,110* |

The following table summarizes the components of the Group's provision for business restructuring for the year ended March 31, 2007.

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| | 2007 | 2007 |
| Provision for business restructuring: | | |
| Cost related to closure of outlets | ¥ 5,819 | $49,314 |
| Re-employment support cost and other | 5,498 | 46,593 |
| Total | ¥11,317 | $95,907 |

## 14. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2006 and 2007.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| Deferred Tax Assets: | | | |
| Allowance for doubtful accounts | ¥ 1,588 | ¥ 94,944 | $ 804,610 |
| Allowance for losses on interest refunds | 8,562 | 67,950 | 575,847 |
| Charge-offs for doubtful accounts | 12,346 | 15,442 | 130,864 |
| Accrued interest on loans | 3,804 | 5,208 | 44,136 |
| Tax loss carryforwards | 3,643 | 4,415 | 37,415 |
| Deferred loss on derivatives under hedge accounting | | 3,928 | 33,288 |
| Other | 11,366 | 18,123 | 153,585 |
| Total | 41,309 | 210,010 | 1,779,745 |
| Less valuation allowance | (2,468) | (191,778) | (1,625,237) |
| Total deferred tax assets | 38,841 | 18,232 | 154,508 |
| Deferred Tax Liabilities: | | | |
| Unrealized gain on available-for-sale securities | (7,433) | (4,454) | (37,746) |
| Other | | (199) | (1,686) |
| Total deferred tax liabilities | (7,433) | (4,653) | (39,432) |
| Net deferred tax assets | ¥31,408 | ¥ 13,579 | $ 115,076 |

Net deferred tax assets included in the consolidated balance sheet at March 31, 2007 are as follows:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Current assets—Deferred tax assets | ¥13,771 | $116,703 |
| Investment and other assets—Deferred tax assets | 334 | 2,831 |
| Long-term liabilities—Deferred tax liabilities | (526) | (4,458) |

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

As the difference between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the year ended March 31, 2006 is not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the year ended March 31, 2007 has not been disclosed because of the Group's net loss position.

At March 31, 2007, certain subsidiaries have tax loss carryforwards aggregating approximately ¥10,720 million ($90,848 thousand) which are available for offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

| Year Ending March 31 | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| 2010 | ¥ 349 | *$ 2,958* |
| 2011 | 1,872 | *15,864* |
| 2012 | 609 | *5,161* |
| 2013 | 463 | *3,924* |
| 2014 | 7,427 | *62,941* |
| Total | ¥10,720 | *$90,848* |

## 15. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2006 and 2007 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* | |
|---|---|---|---|---|
| | Total Rental Expenses | Lease Payments Under Finance Leases | *Total Rental Expenses* | *Lease Payments Under Finance Leases* |
| Year Ended March 31: | | | | |
| 2006 | ¥21,318 | ¥3,940 | | |
| 2007 | 19,415 | 2,326 | *$164,533* | *$19,712* |

For the year ended March 31, 2007, the Group recorded an impairment loss on certain leased property held under finance leases that do not transfer ownership as follows:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| | 2007 | *2007* |
| Impairment loss | ¥135 | *$1,144* |

An allowance for impairment loss on leased property is included in other current liabilities.

Pro forma information of leased property including acquisition cost, accumulated depreciation, accumulated impairment loss, obligations under finance leases, depreciation expense, interest expense, and other information of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2007 was as follows:

| | Millions of Yen | | | |
|---|---|---|---|---|
| | As of March 31, 2006 | | | |
| | Machinery and Equipment | Furniture and Fixtures | Buildings and Structures | Total |
| Acquisition cost | ¥96 | ¥12,879 | ¥9 | ¥12,984 |
| Accumulated depreciation | 55 | 9,446 | 5 | 9,506 |
| Net leased property | ¥41 | ¥ 3,433 | ¥4 | ¥ 3,478 |

| | Millions of Yen | | | |
|---|---|---|---|---|
| | As of March 31, 2007 | | | |
| | Machinery and Equipment | Furniture and Fixtures | Buildings and Structures | Total |
| Acquisition cost | ¥64 | ¥ 7,304 | ¥9 | ¥ 7,377 |
| Accumulated depreciation | 47 | 6,085 | 7 | 6,139 |
| Accumulated impairment loss | | 135 | | 135 |
| Net leased property | ¥17 | ¥ 1,084 | ¥2 | ¥ 1,103 |

| | *Thousands of U.S. Dollars* | | | |
|---|---|---|---|---|
| | *As of March 31, 2007* | | | |
| | *Machinery and Equipment* | *Furniture and Fixtures* | *Buildings and Structures* | *Total* |
| Acquisition cost | *$542* | *$61,898* | *$76* | *$62,516* |
| Accumulated depreciation | *398* | *51,568* | *59* | *52,025* |
| Accumulated impairment loss | | *1,144* | | *1,144* |
| Net leased property | *$144* | *$ 9,186* | *$17* | *$ 9,347* |

***Obligations under finance leases:***

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Due within one year | ¥2,366 | ¥ 771 | *$ 6,534* |
| Due after one year | 1,261 | 495 | *4,195* |
| Total | ¥3,627 | ¥1,266 | *$10,729* |

An allowance for impairment loss on leased property of ¥135 million ($1,144 thousand) as of March 31, 2007 is included in obligations under finance leases.

Depreciation expense and interest expense under finance leases, which are not reflected in the accompanying consolidated statements of operations, computed by the straight-line method and the interest method, respectively, were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Depreciation expense | ¥3,721 | ¥2,195 | *$18,602* |
| Interest expense | 122 | 52 | *441* |

The minimum rental commitments under noncancellable operating leases at March 31, 2006 and 2007 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Due within one year | ¥ 349 | ¥ 77 | *$653* |
| Due after one year | 211 | 9 | *76* |
| Total | ¥ 560 | ¥ 86 | *$729* |

## 16. DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures and foreign currency exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures and foreign currency exposures inherent within its business. Accordingly, market and foreign exchange risks in these derivatives are theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization process and credit limit amount.

Market value information about derivative instruments at March 31, 2007 was as follows:

| | Millions of Yen | | | |
|---|---|---|---|---|
| | Notional Amount | | | |
| | Total | Due after one year | Fair value | Unrealized loss |
| Interest rate caps agreements Buying | ¥ 60,000 | ¥ 60,000 | | ¥ 68 |

| | *Thousands of U.S. Dollars* | | | |
|---|---|---|---|---|
| | *Notional Amount* | | | |
| | *Total* | *Due after one year* | *Fair value* | *Unrealized loss* |
| Interest rate caps agreements Buying | *$508,475* | *$508,475* | | *$576* |

The Group did not disclose market value information about derivative instruments for March 31, 2006 because all derivative instruments qualified for hedge accounting and met specific matching criteria at March 31, 2006. Such derivative instruments may be omitted from disclosure of market value information under Japanese GAAP.

## 17. NET INCOME (LOSS) PER SHARE

Reconciliation of the differences between basic and diluted net income (loss) per share ("EPS") for the years ended March 31, 2006 and 2007 is as follows:

| | Yen in millions | Thousands of shares | Yen | *Dollars* |
|---|---|---|---|---|
| | Net income (loss) | Weighted average shares | EPS | |
| **For the year ended March 31, 2006:** | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | ¥ 65,827 | 141,614 | ¥ 464.84 | |
| Effect of Dilutive Securities—Stock Options | | 45 | | |
| Diluted EPS | | | | |
| Net income for computation | ¥ 65,827 | 141,659 | ¥ 464.69 | |
| **For the year ended March 31, 2007:** | | | | |
| Basic EPS | | | | |
| Net loss available to common shareholders | ¥(411,251) | 141,622 | ¥(2,903.85) | *$(24.61)* |

Diluted net loss per share for the year ended March 31, 2007 was not disclosed because of the Group's net loss position and also because no dilutive securities were outstanding.

## 18. SUBSEQUENT EVENTS

***Appropriations of Retained Earnings***

The following appropriations of retained earnings at March 31, 2007 were approved by the Board of Directors on May 21, 2007:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Year-end cash dividends, ¥30 ($0.25) per share | ¥4,249 | *$36,008* |

## 19. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

* * * * * *

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## REPORT OF INDEPENDENT AUDITORS ON THE NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

To the Board of Directors and Shareholders of
AIFUL Corporation:

We have audited the accompanying non-consolidated balance sheets of AIFUL Corporation as of March 31, 2006 and 2007, and the related non-consolidated statements of operations and changes in equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of AIFUL Corporation as of March 31, 2006 and 2007, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2007

/s/ Shimbashi & Co.

SHIMBASHI & CO.
Osaka, Japan

June 27, 2007

NON-CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2006 AND 2007

| | Millions of Yen | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| **ASSETS** | | | |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | ¥ 86,016 | ¥ 75,178 | $ 637,102 |
| Time deposits | 78 | 78 | 661 |
| Loans, loan guarantees and receivables | | | |
| Loans (Notes 4 and 7) | 1,512,717 | 1,298,612 | 11,005,186 |
| Loan guarantees | 62,314 | 58,914 | 499,271 |
| Other receivables | 2,204 | 3,776 | 32,000 |
| Allowance for doubtful accounts (Note 2.*l*) | (85,659) | (262,186) | (2,221,915) |
| Prepaid expenses | 3,343 | 2,578 | 21,847 |
| Deferred tax assets (Note 11) | 16,502 | 9,333 | 79,093 |
| Other current assets (Note 7) | 77,406 | 52,212 | 442,475 |
| Total current assets | 1,674,921 | 1,238,495 | 10,495,720 |
| PROPERTY AND EQUIPMENT: | | | |
| Land | 6,762 | 6,762 | 57,305 |
| Buildings and structures (Note 6) | 28,846 | 24,766 | 209,881 |
| Machinery and equipment | 161 | 161 | 1,364 |
| Furniture and fixtures (Note 6) | 23,146 | 22,067 | 187,009 |
| Construction in progress (Note 6) | 399 | 760 | 6,441 |
| Total | 59,314 | 54,516 | 462,000 |
| Accumulated depreciation | (24,379) | (26,697) | (226,246) |
| Net property and equipment | 34,935 | 27,819 | 235,754 |
| INVESTMENTS AND OTHER ASSETS: | | | |
| Investment securities (Note 5) | 27,764 | 18,879 | 159,992 |
| Investments in and advances to subsidiaries (Note 12) | 423,860 | 388,096 | 3,288,949 |
| Claims in bankruptcy (Note 4) | 28,542 | 33,518 | 284,051 |
| Software, net | 11,638 | 11,993 | 101,636 |
| Lease deposits | 8,833 | 8,469 | 71,771 |
| Long-term prepayments | 2,756 | 1,545 | 13,093 |
| Deferred losses on hedging instruments, mainly interest rate swaps | 10,230 | | |
| Other assets (Note 6) | 2,343 | 1,778 | 15,068 |
| Allowance for doubtful accounts | (21,339) | (69,765) | (591,229) |
| Total investments and other assets | 494,627 | 394,513 | 3,343,331 |
| TOTAL | ¥2,204,483 | ¥1,660,827 | $14,074,805 |

## NON-CONSOLIDATED BALANCE SHEETS
## AS OF MARCH 31, 2006 AND 2007—(Continued)

| | Millions of Yen | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| **LIABILITIES AND EQUITY** | | | |
| CURRENT LIABILITIES: | | | |
| Short-term borrowings (Note 7) | ¥ 53,000 | ¥ 16,000 | $ *135,593* |
| Current portion of long-term debt (Note 7) | 408,797 | 300,601 | *2,547,466* |
| Trade notes payable | 3,991 | 31 | *263* |
| Trade accounts payable | 6,483 | 10,698 | *90,661* |
| Obligation under loan guarantees | 62,314 | 58,914 | *499,271* |
| Income taxes payable | 21,163 | 38 | *322* |
| Accrued expenses | 6,707 | 5,924 | *50,203* |
| Allowance for losses on interest refunds (Note 2.*l*) | 17,020 | | |
| Allowance for losses from business restructuring (Note 10) | | 4,381 | *37,127* |
| Allowance for clean-up costs of contaminated land | | 630 | *5,339* |
| Other current liabilities | 1,670 | 1,313 | *11,128* |
| Total current liabilities | 581,145 | 398,530 | *3,377,373* |
| LONG-TERM LIABILITIES: | | | |
| Long-term debt (less current portion) (Note 7) | 975,764 | 874,360 | *7,409,831* |
| Liability for retirement benefits (Note 2.*h*) | 1,279 | 1,255 | *10,636* |
| Deferred tax liabilities (Note 11) | 3,760 | 426 | *3,610* |
| Allowance for losses on interest refunds (Note 2.*l*) | | 122,956 | *1,042,000* |
| Interest rate swaps | 9,462 | 8,193 | *69,432* |
| Other long-term liabilities | 156 | 102 | *864* |
| Total long-term liabilities | 990,421 | 1,007,292 | *8,536,373* |
| EQUITY (Notes 8 and 15): | | | |
| Common stock, authorized, 373,500,000 shares in 2006, and 568,140,000 shares in 2007; issued, 142,035,000 shares in 2006 and 2007 | 83,317 | 83,317 | *706,076* |
| Capital surplus—Additional paid-in capital | 90,225 | 90,225 | *764,619* |
| Retained earnings: | | | |
| Legal reserve | 1,566 | 1,566 | *13,271* |
| Unappropriated | 450,138 | 82,241 | *696,958* |
| Net unrealized gain on available-for-sale-securities | 10,636 | 6,376 | *54,034* |
| Deferred loss on derivatives under hedge accounting | | (5,752) | *(48,746)* |
| Treasury stock, at cost—412,124 shares in 2006 and 412,835 shares in 2007 | (2,965) | (2,968) | *(25,153)* |
| Total equity | 632,917 | 255,005 | *2,161,059* |
| TOTAL | ¥2,204,483 | ¥1,660,827 | *$14,074,805* |

*See notes to non-consolidated financial statements.*

## NON-CONSOLIDATED STATEMENTS OF OPERATIONS
## FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

| | Millions of Yen | | *Thousands of U.S. Dollars (Note 3)* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| INCOME: | | | |
| Interest on loans | ¥333,541 | ¥ 292,669 | *$ 2,480,246* |
| Interest on loan guarantees | 4,426 | 5,052 | *42,813* |
| Interest on deposits, securities and other | 5,274 | 4,863 | *41,212* |
| Recovery of loans previously charged off | 4,299 | 1,841 | *15,602* |
| Gain on transfer of pension plan (Note 2.*h*) | 284 | | |
| Other income | 3,109 | 5,273 | *44,686* |
| Total income | 350,933 | 309,698 | *2,624,559* |
| EXPENSES: | | | |
| Interest on borrowings | 28,347 | 26,030 | *220,593* |
| Charge-offs and provision for doubtful accounts | 103,520 | 363,482 | *3,080,356* |
| Salaries and other employees' benefits | 28,710 | 27,819 | *235,754* |
| Advertising expenses | 16,534 | 5,733 | *48,585* |
| Rental expenses (Note 13) | 12,622 | 11,613 | *98,415* |
| Commissions and fees | 14,024 | 11,450 | *97,034* |
| Depreciation and amortization | 7,588 | 8,641 | *73,229* |
| Loss on write-down of investments in subsidiaries | | 21,701 | *183,907* |
| Provision for losses on interest refunds (Note 2.*l*) | 17,020 | 122,956 | *1,042,000* |
| Loss on interest refunds | 10,603 | 11,195 | *94,873* |
| Loss on impairment of long-lived assets (Note 6) | | 3,128 | *26,508* |
| Loss from and provision for business restructuring (Note 10) | | 8,798 | *74,559* |
| Provision for clean-up costs of contaminated land | | 630 | *5,339* |
| Other expenses | 28,186 | 27,685 | *234,619* |
| Total expenses | 267,154 | 650,861 | *5,515,771* |
| INCOME (LOSS) BEFORE INCOME TAXES | 83,779 | (341,163) | *(2,891,212)* |
| INCOME TAXES (Note 11): | | | |
| Current | 41,576 | 7,564 | *64,101* |
| Deferred | (8,179) | 10,672 | *90,441* |
| Total income taxes | 33,397 | 18,236 | *154,542* |
| NET INCOME (LOSS) | ¥ 50,382 | ¥ (359,399) | *$(3,045,754)* |

| | (Yen) | | *(U.S. Dollars)* |
|---|---|---|---|
| AMOUNTS PER COMMON SHARE (Notes 2.*v* and 14): | | | |
| Basic net income (loss) | ¥ 355.77 | ¥(2,537.73) | *$ (21.51)* |
| Diluted net income | 355.65 | | |
| Cash dividends applicable to the year | 60.00 | 60.00 | *0.51* |

*See notes to non-consolidated financial statements.*

## NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

| | Thousands | Millions of Yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares of Common Stock Issued | Common Stock | Capital Surplus: Additional Paid-in Capital | Retained Earnings: Legal Reserve | Retained Earnings: Unappropriated | Net Unrealized Gain on Available-for-sale Securities | Deferred loss on Derivatives under Hedge Accounting | Treasury Stock | Total Equity |
| BALANCE AT APRIL 1, 2005 | 94,690 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 406,979 | ¥ 5,285 | | ¥(3,064) | ¥584,308 |
| Net income | | | | | 50,382 | | | | 50,382 |
| Cash dividends paid, ¥60 per share | | | | | (7,080) | | | | (7,080) |
| Bonuses to directors and corporate auditors | | | | | (127) | | | | (127) |
| Net unrealized gain on available-for-sale securities | | | | | | 5,351 | | | 5,351 |
| Net decrease in treasury stock (14,573 shares) | | | | | (16) | | | 99 | 83 |
| Stock split (Note 8) | 47,345 | | | | | | | | |
| BALANCE AT MARCH 31, 2006 | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 450,138 | ¥10,636 | | ¥(2,965) | ¥632,917 |
| Net loss | | | | | (359,399) | | | | (359,399) |
| Cash dividends paid, ¥60 per share | | | | | (8,498) | | | | (8,498) |
| Net increase in treasury stock (711 shares) | | | | | | | | (3) | (3) |
| Net change in the period | | | | | | (4,260) | ¥(5,752) | | (10,012) |
| BALANCE AT MARCH 31, 2007 | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 82,241 | ¥ 6,376 | ¥(5,752) | ¥(2,968) | ¥255,005 |

| | *Thousands of U.S. Dollars (Note 3)* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | *Common Stock* | *Capital Surplus: Additional Paid-in Capital* | *Retained Earnings: Legal Reserve* | *Retained Earnings: Unappropriated* | *Net Unrealized Gain on Available-for-sale Securities* | *Deferred loss on Derivatives under Hedge Accounting* | *Treasury Stock* | *Total Equity* |
| BALANCE AT MARCH 31, 2006 | *$706,076* | *$764,619* | *$13,271* | *$ 3,814,729* | *$ 90,136* | | *$(25,127)* | *$ 5,363,704* |
| Net loss | | | | *(3,045,754)* | | | | *(3,045,754)* |
| Cash dividends paid, $0.51 per share | | | | *(72,017)* | | | | *(72,017)* |
| Net increase in treasury stock (711 shares) | | | | | | | *(26)* | *(26)* |
| Net change in the period | | | | | *(36,102)* | *$(48,746)* | | *(84,848)* |
| BALANCE AT MARCH 31, 2007 | *$706,076* | *$764,619* | *$13,271* | *$ 696,958* | *$ 54,034* | *$(48,746)* | *$(25,153)* | *$ 2,161,059* |

***See notes to non-consolidated financial statements.***

## NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2007

### 1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of Aiful Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The non-consolidated statements of shareholders' equity, which were previously voluntarily prepared in line with the international accounting practice, are now required under Japanese GAAP and have been renamed "the non-consolidated statements of changes in equity" from the current fiscal year.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2006 financial statements to conform to the classifications used in 2007.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***a. Non-Consolidation***—The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost, except for investments in subsidiaries which are limited liability investment partnerships and other similar partnerships (see Note 2.d).

***b. Business-Combination***—In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "*Accounting for Business Combinations*", and on December 27, 2005, the ASBJ issued ASBJ Statement No.7, "*Accounting Standard for Business Separations*" and ASBJ Guidance No.10, "*Guidance for Accounting Standard for Business Combinations and Business Separations*". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT CORPORATION and NET ONE CLUB CORPORATION, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the new accounting standard for business combinations was applied to it.

***c. Cash Equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

***d. Investment Securities***—Investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

*e. **Property and Equipment***—Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment, and from 3 to 20 years for furniture and fixtures.

*f. **Long-lived assets***—In August 2002, the BAC issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003 the ASBJ issued ASBJ Guidance No.6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

*g. **Software***—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

*h. **Liability for Retirement Benefits***—The Company has a defined contribution pension plan and a prepaid retirement benefits plan which were established on October 1, 2004. Contributions to the defined contribution plan and payments to the prepaid retirement benefits plan are charged to income when made.

On September 30, 2004, the Company obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a pension portion representing a non-contributory defined benefit plan which the Company has originally set ("additional portion").

As the termination process, the Company transferred pension obligation related to past employee services on the substitutional portion and related assets to the government on March 16, 2005.

During the year ended March 31, 2006, the Company completed the transfer of pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which are to be allocated to each beneficiary account. As a result, the Company recorded a gain on transfer of pension plans of ¥284 million in accordance with the provisions specified in the guidance issued by ASBJ for the year ended March 31, 2006.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits in the non-consolidated balance sheet is for directors and corporate auditors.

*i. **Allowance for Doubtful Accounts***—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

*j. **Allowance for clean-up costs of contaminated land***—The allowance for clean-up costs of contaminated land is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

*k. **Allowance for losses from business restructuring***—The allowance for losses from business restructuring is provided at an estimated amount of future costs related to liquidation of outlets and other restructuring activities.

*l. **Allowance for losses on interest refunds***—The limit of interest rates is regulated by two laws—"Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However,

under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if money lenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company has loaned money at rates between the limit set by the two laws, and has in the past charged refund costs to income as incurred. However, the growing number of claims against the Company has increased the materiality of the financial effects of the situation. So, the Company decided to record a provision of ¥17,020 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No.37 "Audit Guidelines for Consumer Finance Companies' Recording of Provision for Losses on Interest Refunds," which became effective for accounting periods ending on or after September 1, 2006. The Company changed the method of estimating allowance for losses on interest refunds in accordance with the new audit guidelines.

The difference between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the current fiscal year ending March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the current fiscal year ending March 31, 2007 in accordance with Report No. 37, is recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥99,179 million ($840,500 thousand) and "Provision for losses on interest refunds" in the amount of ¥57,070 million ($483,644 thousand) in the non-consolidated statements of operations for the year ended March 31, 2007. At March 31, 2007, the Company recorded an allowance of ¥122,956 million ($1,042,000 thousand) as "Allowance for losses on interest refunds". In addition, the estimated amount of interest refunds of ¥167,530 million ($1,419,746 thousand) which are expected to be preferentially set off against loans is recorded as "Allowance for doubtful accounts" for the Company.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's past refund loss experience and the recent situation regarding interest refunds.

***m. Leases***—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

***n. Income Taxes***—The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

***o. Presentation of Equity***—On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets are now presented as components of equity. Such items include stock acquisition rights and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

The non-consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

***p. Appropriations of Retained Earnings***—Appropriations of retained earnings are reflected in the non-consolidated financial statements for the year following the Board of Directors' approval.

***q. Foreign Currency Transactions***—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

***r. Interest on Loans***—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

***s. Interest on Borrowings***—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

*t. **Bond Issue Costs***—Amortization is calculated by the straight-line method over the term of the related bond issue. Bond issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

*u. **Derivatives and Hedging Activities***—The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the non-consolidated statements of operations, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

*v. **Per Share Information***—Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were converted into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

*w. New Accounting Pronouncements*

*Lease Accounting*—On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "*Accounting Standard for Lease Transactions*", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

## 3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

## 4. LOANS

Loans at March 31, 2006 and 2007 consisted of the following (before allowance for doubtful accounts):

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Unsecured | ¥1,133,083 | ¥ 995,077 | *$ 8,432,856* |
| Secured | 341,153 | 274,788 | *2,328,712* |
| Small business loans | 38,481 | 28,747 | *243,618* |
| Total | ¥1,512,717 | ¥1,298,612 | *$11,005,186* |

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Loans in legal bankruptcy | ¥ 30,309 | ¥ 36,936 | *$ 313,017* |
| Nonaccrual loans | 63,877 | 142,932 | *1,211,288* |
| Accruing loans contractually past due three months or more as to principal or interest payments | 15,667 | 20,362 | *172,559* |
| Restructured loans | 36,383 | 37,903 | *321,212* |
| Total | ¥146,236 | ¥238,133 | *$2,018,076* |

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2006 and 2007, the Company had balances related to revolving loan contracts aggregating ¥1,423,276 million and ¥1,232,448 million ($10,444,475 thousand), respectively, whereby the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2006 and 2007, the balances of unadvanced commitments were ¥569,218 million and ¥330,213 million ($2,798,415 thousand), respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

## 5. INVESTMENT SECURITIES

Disclosure of cost and fair value of investment securities at March 31, 2006 and 2007 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

## 6. LONG LIVED ASSETS

The Company reviewed their long-lived assets for impairment, and as a result, recognized an impairment loss for the following long-lived assets related to its business-restructuring program for the year ended March 31, 2007.

| | | Impairment loss | |
|---|---|---|---|
| | | March 31, 2007 | |
| Description | Classification | Million of Yen | *Thousands of U.S. Dollars* |
| Outlets which the Company decided to close | Buildings and structures, Furniture and fixtures and other | ¥3,128 | *$26,508* |

The following table summarizes the Company's asset grouping:

| Business Classification | Asset grouping |
|---|---|
| Financial services | Financial services are one unit. Outlets which the Company decided to close are grouped in another separate unit. |

The following table summarizes the components of the Company's loss on impairment of long-lived assets:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| | 2007 | 2007 |
| Buildings and structures | ¥2,106 | $17,847 |
| Furniture and fixtures | 885 | 7,500 |
| Other | 137 | 1,161 |
| Total | ¥3,128 | $26,508 |

The recoverable amount was measured at their value in use, calculated as the amount equal to the depreciation expense to be charged through the point of the closure of outlets.

No impairment loss was recognized for the year ended March 31, 2006.

## 7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2007 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| Loans from banks, 1.18% to 1.37% (0.71% to 1.38% at March 31, 2006) | ¥50,000 | ¥13,000 | $110,169 |
| Loans from other financial institutions, 1.88% (1.38% at March 31, 2006) | 3,000 | 3,000 | 25,424 |
| Total | ¥53,000 | ¥16,000 | $135,593 |

Long-term debt at March 31, 2006 and 2007 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| Loans from banks, 0.95% to 2.65%, due serially to 2012 (0.69% to 2.88%, due serially to 2011 at March 31, 2006) | ¥ 528,144 | ¥ 446,011 | $ 3,779,754 |
| Loans from other financial institutions, 1.27% to 2.85%, due serially to 2012 (0.69% to 2.90%, due serially to 2011 at March 31, 2006) | 202,052 | 133,043 | 1,127,483 |
| Syndicated Loans, 0.79%, due serially to 2010 (0.62% to 1.48%, due serially to 2010 at March 31, 2006) | 73,368 | 11,243 | 95,280 |
| Unsecured 1.30% to 3.27% yen straight bonds, due 2006 | 68,500 | | |
| Unsecured 1.66% to 2.51% yen straight bonds, due 2007 | 43,000 | 43,000 | 364,407 |
| Unsecured 0.45% to 2.48% yen straight bonds, due 2008 | 61,000 | 61,000 | 516,949 |
| Unsecured 1.01% to 3.28% yen straight bonds, due 2009 | 58,000 | 58,000 | 491,525 |
| Unsecured 0.80% to 3.00% yen straight bonds, due 2010 | 70,000 | 70,000 | 593,220 |
| Unsecured 1.50% to 1.58% yen straight bonds, due 2011 | 20,000 | 20,000 | 169,492 |
| Unsecured 1.20% to 1.99% yen straight bonds, due 2012 (1.20% to 1.63% at March 31, 2006) | 20,000 | 30,000 | 254,237 |
| Unsecured 1.74% yen straight bonds, due 2013 | 10,000 | 10,000 | 84,746 |
| Unsecured 1.99% yen straight bonds, due 2015 | 10,000 | 10,000 | 84,746 |
| Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006) | 12,500 | | |
| Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 | 108,500 | 108,500 | 919,492 |
| Unsecured 6.00% U.S. dollar straight bonds, due 2011 | | 57,600 | 488,136 |
| Unsecured 2.21% medium-term notes, due 2007 | 1,000 | | |
| Unsecured 3.00% medium-term notes, due 2008 | 3,000 | 3,000 | 25,424 |
| Unsecured 3.50% medium-term notes, due 2015 | 15,000 | 15,000 | 127,119 |
| Other (principally from leasing companies and securitized loan), 0.79% to 2.30%, due serially to 2012(0.32% to 2.30%, due serially to 2011 at March 31, 2006) | 80,497 | 98,564 | 835,287 |
| Total | ¥1,384,561 | ¥1,174,961 | $ 9,957,297 |
| Less current portion | (408,797) | (300,601) | (2,547,466) |
| Long-term debt, less current portion | ¥ 975,764 | ¥ 874,360 | $ 7,409,831 |

Annual maturities of long-term debt at March 31, 2007 were as follows:

| Year Ending March 31 | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| 2008 | ¥ 300,601 | *$2,547,466* |
| 2009 | 241,028 | *2,042,610* |
| 2010 | 251,124 | *2,128,170* |
| 2011 | 203,628 | *1,725,661* |
| 2012 | 128,715 | *1,090,805* |
| 2013 and thereafter | 49,865 | *422,585* |
| Total | ¥1,174,961 | *$9,957,297* |

At March 31, 2007, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Loans | ¥314,882 | *$2,668,492* |
| Other current assets | 101 | *856* |
| Total | ¥314,983 | *$2,669,348* |
| Related liabilities— | | |
| Long-term debt (including current portion of long-term debt) | ¥172,866 | *$1,464,966* |

The above table includes loans related to securitized loans of ¥240,427 million ($2,037,517 thousand), and related liabilities (long-term debt including current portion) of ¥103,883 million ($880,364 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

If requested by lending financial institutions, the Company has committed to pledge loans of ¥171,159 million ($1,450,500 thousand) as collateral in addition to those shown in the above table. At March 31, 2007, related liabilities for which lending financial institutions can request the Company to pledge additional collateral consisted of the following:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Long-term debt (including current portion of long-term debt) | ¥157,470 | *$1,334,492* |

At March 31, 2007, other current assets amounting to ¥1,735 million ($14,703 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants including the amount of equity, the equity ratio and those based on specified operational indexes such as the ratio of loss on interest refunds to equity. As of March 31, 2007, the Company has violated the covenants of one or more securitized borrowings. These securitized borrowings are to be redeemed early in accordance with their contracts, but this will not have a direct impact on the Company's cash flow since the redemptions are funded by collections of loans which are collateral for the securitized borrowings.

## 8. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new company law of Japan (the "Company Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below:

### (a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its

articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

**(b) Increases / decreases and transfer of common stock, reserve and surplus**

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Company Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

**(c) Treasury stock and treasury stock acquisition rights**

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

## 9. STOCK OPTION

Disclosure of stock option outstanding at March 31, 2007 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

## 10. LOSS FROM AND PROVISION FOR BUSINESS RESTRUCTURING

The following table summarizes the components of the Company's loss from business restructuring for the year ended March 31, 2007.

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| | 2007 | *2007* |
| Loss from business restructuring: | | |
| Special severance payments | ¥2,753 | *$23,331* |
| Cost related to closure of outlets | 1,267 | *10,737* |
| Other | 397 | *3,364* |
| Total | ¥4,417 | *$37,432* |

The following table summarizes the components of the Company's provision for business restructuring for the year ended March 31, 2007.

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| | 2007 | 2007 |
| Provision for business restructuring: | | |
| Cost related to closure of outlets | ¥4,115 | *$34,873* |
| Re-employment support cost and other | 266 | *2,254* |
| Total | ¥4,381 | *$37,127* |

## 11. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2006 and 2007.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2006 and 2007 are as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| Deferred Tax Assets: | | | |
| Allowance for doubtful accounts | ¥ 597 | ¥ 90,111 | *$ 763,653* |
| Allowance for losses on interest refunds | 6,907 | 49,896 | *422,847* |
| Investments in subsidiaries | | 8,806 | *74,627* |
| Charge-offs for doubtful accounts | 4,310 | 6,065 | *51,398* |
| Deferred loss on derivatives under hedge accounting | | 3,929 | *33,297* |
| Accrued interest on loans | 2,625 | 3,737 | *31,669* |
| Other | 5,567 | 7,058 | *59,814* |
| Less valuation allowance | | (156,141) | *(1,323,229)* |
| Deferred tax assets | ¥20,006 | ¥ 13,461 | *$ 114,076* |
| Deferred Tax Liabilities: | | | |
| Unrealized gain on available-for-sale securities | ¥(7,264) | ¥ (4,355) | *$ (36,907)* |
| Other | | (199) | *(1,686)* |
| Deferred tax liabilities | ¥(7,264) | ¥ (4,554) | *$ (38,593)* |
| Net deferred tax assets | ¥12,742 | ¥ 8,907 | *$ 75,483* |

Net deferred tax assets included in the non-consolidated balance sheet at March 31, 2007 are as follows:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| | 2007 | 2007 |
| Current assets—Deferred tax assets | ¥9,333 | *$79,093* |
| Long-term liabilities—Deferred tax liabilities | (426) | *(3,610)* |

As the differences between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statement of operations for the year ended March 31, 2006 are not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of operation for the year ended March 31, 2007 has not been disclosed because of the Company's net loss position.

## 12. RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at March 31, 2006 and 2007 and transactions of the Company with subsidiaries for the years ended March 31, 2006 and 2007 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Advances to subsidiaries | ¥288,525 | ¥277,503 | *$2,351,720* |
| Interest income | 5,013 | 4,482 | *37,983* |

## 13. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2006 and 2007 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* | |
|---|---|---|---|---|
| | Total Rental Expenses | Lease Payments Under Finance Leases | *Total Rental Expenses* | *Lease Payments Under Finance Leases* |
| Year Ended March 31: | | | | |
| 2006 | ¥12,622 | ¥832 | | |
| 2007 | 11,613 | 250 | *$98,415* | *$2,119* |

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2007 was as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| | Furniture and Fixtures | Furniture and Fixtures | *Furniture and Fixtures* |
| Acquisition cost | ¥1,357 | ¥277 | *$2,348* |
| Accumulated depreciation | 1,166 | 219 | *1,856* |
| Net leased property | ¥ 191 | ¥ 58 | *$ 492* |

***Obligations under finance leases:***

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Due within one year | ¥180 | ¥44 | *$373* |
| Due after one year | 16 | 18 | *152* |
| Total | ¥196 | ¥62 | *$525* |

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of operations, computed under a straight-line method and the interest method, respectively, were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2006 | 2007 | *2007* |
| Depreciation expense | ¥803 | ¥240 | *$2,034* |
| Interest expense | 9 | 3 | *25* |

The minimum rental commitments under non-cancelable operating leases at March 31, 2007 were as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2006 | 2007 | 2007 |
| Due within one year | ¥241 | ¥20 | $170 |
| Due after one year | 147 | 5 | 42 |
| Total | ¥388 | ¥25 | $212 |

## 14. NET INCOME (LOSS) PER SHARE

Reconciliation of the differences between basic and diluted net income (loss) per share ("EPS") for the years ended March 31, 2006 and 2007 is as follows:

| | Yen in millions | Thousands of shares | Yen | Dollars |
|---|---|---|---|---|
| | Net income (loss) | Weighted average shares | EPS | |
| **For the year ended March 31, 2006:** | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | ¥ 50,382 | 141,614 | ¥ 355.77 | |
| Effect of Dilutive Securities | | | | |
| Stock Options | | 45 | | |
| Diluted EPS | | | | |
| Net income for computation | ¥ 50,382 | 141,659 | ¥ 355.65 | |
| **For the year ended March 31, 2007:** | | | | |
| Basic EPS | | | | |
| Net loss available to common shareholders | ¥(359,399) | 141,622 | ¥(2,537.73) | $(21.51) |

Diluted net loss per share for the year ended March 31, 2007 was not disclosed because of the Company's net loss position and also because no dilutive securities were outstanding.

## 15. SUBSEQUENT EVENTS

***Appropriations of Retained Earnings***

The following appropriations of retained earnings at March 31, 2007 were approved by the Board of Directors on May 21, 2007:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| | 2007 | 2007 |
| Year-end cash dividends, ¥30 ($0.25) per share | ¥4,249 | $36,008 |

* * * * * *

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## REPORT OF INDEPENDENT AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

To the Board of Directors and Shareholders of
AIFUL Corporation:

We have audited the accompanying consolidated balance sheets of AIFUL Corporation and consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AIFUL Corporation and consolidated subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2006

/s/ Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2006

## CONSOLIDATED BALANCE SHEETS
## AS OF MARCH 31, 2005 AND 2006

| | Millions of yen | | Thousands of U.S. dollars (Note 3) |
|---|---|---|---|
| | As of March 31, | | |
| | 2005 | 2006 | 2006 |
| **ASSETS** | | | |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | ¥ 108,965 | ¥ 134,377 | *$ 1,148,521* |
| Time deposits | 610 | 78 | *667* |
| Operational investment securities (Note 8) | 1,622 | 1,789 | *15,291* |
| Loans (Notes 4 and 10) | 1,995,622 | 2,124,017 | *18,153,991* |
| Installment accounts receivable (Notes 5 and 10) | 192,402 | 209,581 | *1,791,291* |
| Loan guarantees (Note 6) | 141,407 | 153,767 | *1,314,248* |
| Other receivables | 18,529 | 21,452 | *183,350* |
| Allowance for doubtful loans and receivables | (137,936) | (146,962) | *(1,256,085)* |
| Net loans and receivables | 2,210,024 | 2,361,855 | *20,186,795* |
| Inventories (Notes 7 and 10) | 343 | 353 | *3,017* |
| Prepaid expenses | 4,544 | 4,757 | *40,658* |
| Deferred tax assets (Note 13) | 30,809 | 32,263 | *275,752* |
| Other current assets (Note 10) | 54,203 | 97,543 | *833,701* |
| Total current assets | 2,411,120 | 2,633,015 | *22,504,402* |
| PROPERTY AND EQUIPMENT (Note 10): | | | |
| Land (Note 9) | 15,654 | 15,899 | *135,889* |
| Buildings and structures (Note 9) | 49,861 | 51,071 | *436,504* |
| Machinery and equipment | 232 | 230 | *1,966* |
| Furniture and fixtures | 19,209 | 26,674 | *227,983* |
| Construction in progress | 219 | 399 | *3,410* |
| Total | 85,175 | 94,273 | *805,752* |
| Accumulated depreciation | (36,923) | (40,596) | *(346,974)* |
| Net property and equipment | 48,252 | 53,677 | *458,778* |
| INVESTMENTS AND OTHER ASSETS: | | | |
| Investment securities (Note 8) | 24,116 | 32,742 | *279,846* |
| Investments in and advances to unconsolidated subsidiaries and associated companies | 7,392 | 235 | *2,009* |
| Claims in bankruptcy (Note 4) | 28,536 | 33,031 | *282,316* |
| Allowance for claims in bankruptcy | (21,547) | (24,753) | *(211,564)* |
| Goodwill, net | 11,007 | 9,273 | *79,256* |
| Software, net | 19,806 | 20,976 | *179,282* |
| Long-term loans receivables (less current portion) | 1,110 | 23 | *197* |
| Lease deposits | 12,195 | 12,119 | *103,581* |
| Long-term prepayments | 5,804 | 4,660 | *39,829* |
| Deferred tax assets (Note 13) | 4,288 | 2,905 | *24,829* |
| Deferred losses on hedging instruments, mainly interest rate swaps (Note 15) | 18,971 | 10,230 | *87,436* |
| Other assets | 3,236 | 2,836 | *24,239* |
| Total investments and other assets | 114,914 | 104,277 | *891,256* |
| TOTAL | ¥2,574,286 | ¥2,790,969 | *$23,854,436* |

**CONSOLIDATED BALANCE SHEETS**
**AS OF MARCH 31, 2005 AND 2006—(Continued)**

| | Millions of yen | | Thousands of U.S. dollars (Note 3) |
|---|---|---|---|
| | As of March 31, | | |
| | 2005 | 2006 | 2006 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| CURRENT LIABILITIES: | | | |
| Short-term borrowings (Note 10) | ¥ 71,695 | ¥ 138,200 | *$ 1,181,197* |
| Current portion of long-term debt (Note 10) | 530,661 | 516,325 | *4,413,034* |
| Trade notes payable | 11,154 | 10,564 | *90,291* |
| Trade accounts payable | 27,529 | 28,293 | *241,820* |
| Obligation under loan guarantees (Note 6) | 141,407 | 153,767 | *1,314,248* |
| Income taxes payable | 23,597 | 25,040 | *214,017* |
| Accrued expenses | 10,239 | 10,223 | *87,376* |
| Allowance for losses on interest refunds (Note 2.*j*) | – | 21,074 | *180,120* |
| Other current liabilities (Notes 5 and 6) | 42,583 | 43,732 | *373,777* |
| Total current liabilities | 858,865 | 947,218 | *8,095,880* |
| LONG-TERM LIABILITIES: | | | |
| Long-term debt (less current portion) (Note 10) | 1,071,102 | 1,138,221 | *9,728,385* |
| Deferred tax liabilities (Note 13) | – | 3,760 | *32,137* |
| Liability for retirement benefits (Note 11) | 2,107 | 1,328 | *11,350* |
| Interest rate swaps (Note 15) | 17,835 | 9,462 | *80,872* |
| Other long-term liabilities | 1,639 | 2,321 | *19,838* |
| Total long-term liabilities | 1,092,683 | 1,155,092 | *9,872,582* |
| MINORITY INTERESTS | 5,385 | 6,965 | *59,530* |
| SHAREHOLDERS' EQUITY (Notes 12 and 17) | | | |
| Common stock, authorized, 373,500,000 shares; issued, 94,690,000 shares in 2005 and 142,035,000 shares in 2006 | 83,317 | 83,317 | *712,111* |
| Capital Surplus—Additional paid-in capital | 104,126 | 104,126 | *889,966* |
| Retained earnings | 427,610 | 486,214 | *4,155,675* |
| Net unrealized gain on available-for-sale securities | 5,364 | 11,002 | *94,034* |
| Treasury stock, at cost, 284,465 shares in 2005 and 412,124 shares in 2006 | (3,064) | (2,965) | *(25,342)* |
| Total shareholders' equity | 617,353 | 681,694 | *5,826,444* |
| TOTAL | ¥2,574,286 | ¥2,790,969 | *$23,854,436* |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF INCOME
## FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

| | Millions of yen | | Thousands of U.S. dollars (Note 3) |
|---|---|---|---|
| | Years Ended March 31, | | |
| | 2005 | 2006 | *2006* |
| INCOME: | | | |
| Interest on loans | ¥466,430 | ¥491,358 | *$4,199,641* |
| Interest on credit card shopping loans | 9,091 | 11,275 | *96,368* |
| Interest on per-item shopping loans | 17,201 | 17,676 | *151,077* |
| Interest on loan guarantees | 7,088 | 8,668 | *74,085* |
| Interest on deposits, securities and other | 327 | 350 | *2,991* |
| Recovery of loans previously charged off | 7,720 | 8,536 | *72,957* |
| Gain on exemption from pension obligation of the governmental program (Note 11) | 208 | – | – |
| Gain on transfer of pension plan (Note 11) | 208 | 421 | *3,598* |
| Other income | 12,464 | 10,534 | *90,035* |
| Total income | 520,737 | 548,818 | *4,690,752* |
| EXPENSES: | | | |
| Interest on borrowings | 35,612 | 33,798 | *288,872* |
| Charge-offs and provision for doubtful loans and receivables and claims in bankruptcy | 155,466 | 166,047 | *1,419,205* |
| Salaries and other employees' benefits | 52,547 | 56,975 | *486,966* |
| Advertising expenses | 23,670 | 28,018 | *239,470* |
| Rental expenses | 23,362 | 21,318 | *182,205* |
| Commissions and fees | 25,556 | 28,490 | *243,504* |
| Loss on impairment of long-lived assets | – | 744 | *6,359* |
| Depreciation and amortization | 16,959 | 13,892 | *118,735* |
| Provision for employees' retirement benefits (Note 11) | 2,098 | 1,284 | *10,974* |
| Provision for retirement benefits to directors and corporate auditors | 95 | 100 | *855* |
| Provision for loss on interest refunds | – | 21,074 | *180,120* |
| Loss on interest refunds | – | 13,109 | *112,043* |
| Other expenses | 55,930 | 51,196 | *437,572* |
| Total expenses | 391,295 | 436,045 | *3,726,880* |
| INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS | 129,442 | 112,773 | *963,872* |
| INCOME TAXES (Note 13): | | | |
| Current | 41,025 | 45,520 | *389,060* |
| Deferred | 11,990 | (145) | *(1,239)* |
| Total income taxes | 53,015 | 45,375 | *387,821* |
| MINORITY INTERESTS IN NET INCOME | 704 | 1,571 | *13,427* |
| NET INCOME | ¥ 75,723 | ¥ 65,827 | *$ 562,624* |
| | Yen | | *U.S. Dollars* |
| AMOUNTS PER COMMON SHARE (Notes 2.s and 16): | | | |
| Basic net income | ¥ 533.57 | ¥ 464.84 | *$ 3.97* |
| Diluted net income | 533.53 | 464.69 | *3.97* |
| Cash dividends applicable to the year | 60.00 | 60.00 | *0.51* |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

| | Thousands | Millions of yen | | | | |
|---|---|---|---|---|---|---|
| | Number of Shares of Common Stock Issued | Common Stock | Capital Surplus Additional Paid-in Capital | Retained Earnings | Net Unrealized Gain on Available-for-sale Securities | Treasury Stock, at cost |
| BALANCE AT APRIL 1, 2004 | 94,690 | ¥83,317 | ¥104,126 | ¥357,706 | ¥ 4,417 | ¥(2,062) |
| Net income | – | – | – | 75,723 | – | – |
| Cash dividends paid, ¥60 per share | – | – | – | (5,670) | – | – |
| Bonuses to directors and corporate auditors | – | – | – | (107) | – | – |
| Net unrealized gain on available-for-sale securities | – | – | – | – | 947 | – |
| Net increase in treasury stock (61,599 shares) | – | – | – | (42) | – | (1,002) |
| BALANCE AT MARCH 31, 2005 | 94,690 | 83,317 | 104,126 | 427,610 | 5,364 | (3,064) |
| Net income | – | – | – | 65,827 | – | – |
| Cash dividends paid, ¥60 per share | – | – | – | (7,080) | – | – |
| Bonuses to directors and corporate auditors | – | – | – | (127) | – | – |
| Net unrealized gain on available-for-sale securities | – | – | – | – | 5,638 | – |
| Net decrease in treasury stock (14,573 shares) | – | – | – | (16) | – | 99 |
| Stock split (Note 12) | 47,345 | | | | | |
| BALANCE AT MARCH 31, 2006 | 142,035 | ¥83,317 | ¥104,126 | ¥486,214 | ¥11,002 | ¥(2,965) |

| | Thousands of U.S. Dollars (Note 3) | | | | |
|---|---|---|---|---|---|
| | *Common Stock* | *Capital Surplus Additional Paid-in Capital* | *Retained Earnings* | *Net Unrealized Gain on Available-for-sale Securities* | *Treasury Stock, at cost* |
| BALANCE AT MARCH 31, 2005 | *$712,111* | *$889,966* | *$3,654,786* | *$45,846* | *$(26,188)* |
| Net income | – | – | *562,624* | – | – |
| Cash dividends paid, $0.51 per share | – | – | *(60,513)* | – | – |
| Bonuses to directors and corporate auditors | – | – | *(1,085)* | – | – |
| Net unrealized gain on available for-sale securities | – | – | – | *48,188* | – |
| Net decrease in treasury stock (14,573 shares) | – | – | *(137)* | – | *846* |
| BALANCE AT MARCH 31, 2006 | *$712,111* | *$889,966* | *$4,155,675* | *$94,034* | *$(25,342)* |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

| | Millions of Yen | | Thousands of U.S. dollars (Note 3) |
|---|---|---|---|
| | Years Ended March 31, | | |
| | 2005 | 2006 | 2006 |
| OPERATING ACTIVITIES: | | | |
| Income before income taxes and minority interests | ¥ 129,442 | ¥ 112,773 | $ 963,872 |
| Adjustments for: | | | |
| Income taxes—paid | (44,256) | (44,079) | (376,744) |
| Depreciation and amortization | 16,959 | 13,892 | 118,735 |
| Loss on impairment of long-lived assets | – | 744 | 6,359 |
| Increase in allowance for doubtful loans and receivables and claims in bankruptcy | 5,002 | 11,561 | 98,812 |
| Increase in allowance for losses on interest refunds | – | 21,074 | 180,120 |
| Decrease in liability for employees' retirement benefits | (1,556) | (358) | (3,060) |
| Amortization of bonds issue costs | 591 | 650 | 5,556 |
| Loss on write-down of investment securities | 499 | 65 | 556 |
| Loss on sales of property and equipment, net | 376 | 103 | 880 |
| Loss on disposal of property and equipment | 549 | 346 | 2,957 |
| Gain on exemption from pension obligation of the governmental program | (208) | – | – |
| Gain on transfer of pension plans | (208) | (421) | (3,598) |
| Changes in assets and liabilities: | | | |
| Increase in loans | (134,435) | (121,000) | (1,034,188) |
| Increase in installment accounts receivable | (38,117) | (17,179) | (146,829) |
| Decrease (increase) in investments held by venture capital subsidiary | 506 | (121) | (1,034) |
| Increase in other receivables | (7,314) | (2,923) | (24,983) |
| Increase in claims in bankruptcy | (4,875) | (4,495) | (38,419) |
| Increase in inventories | (22) | (4) | (35) |
| Decrease (increase) in prepaid expenses | 83 | (276) | (2,359) |
| Decrease in long-term prepayments | 1,815 | 1,585 | 13,547 |
| Decrease in other current assets | 5,207 | 1,694 | 14,478 |
| Increase in other current liabilities | 6,175 | 973 | 8,316 |
| Other—net | 378 | (548) | (4,684) |
| Total adjustments | (192,851) | (138,717) | (1,185,617) |
| Net cash used in operating activities | (63,409) | (25,944) | (221,745) |
| INVESTING ACTIVITIES: | | | |
| Capital expenditures | (9,308) | (19,322) | (165,145) |
| Decrease (increase) in loans | 7,984 | (43,847) | (374,761) |
| Purchases of investment securities | (4,025) | (1,663) | (14,214) |
| Acquisitions of subsidiaries (net of cash acquired) | (9,897) | – | – |
| Decrease in investment in trust | 1,000 | – | – |
| Other—net | 3,035 | 4,813 | 41,137 |
| Net cash used in investing activities | (11,211) | (60,019) | (512,983) |
| FINANCING ACTIVITIES: | | | |
| Net increase in short-term borrowings | 835 | 66,505 | 568,419 |
| Proceeds from long-term debt (net of bonds issue costs) | 742,880 | 639,333 | 5,464,385 |
| Repayments of long-term debt | (656,683) | (587,655) | (5,022,692) |
| Cash dividends paid | (5,670) | (7,080) | (60,513) |
| Acquisition of treasury stock | (2,572) | (46) | (393) |
| Disposal of treasury stock | 1,528 | 129 | 1,102 |
| Net cash provided by financing activities | 80,318 | 111,186 | 950,308 |
| Foreign currency translation adjustments on cash and cash equivalents | (6) | 16 | 137 |
| Net increase in cash and cash equivalents | 5,692 | 25,239 | 215,717 |
| Cash and cash equivalents of newly consolidated subsidiaries, beginning of year | 4,944 | 173 | 1,479 |
| Cash and cash equivalents, beginning of year | 98,329 | 108,965 | 931,325 |
| Cash and cash equivalents, end of year | ¥ 108,965 | ¥ 134,377 | $ 1,148,521 |
| Noncash investing activities: | | | |
| During the year ended March 31, 2005, the Company acquired Wide Corporation and TCM. Co. Ltd as follows: | | | |
| Assets acquired | ¥ 87,604 | | |
| Liabilities assumed | (75,338) | | |
| Goodwill | 4,584 | | |
| Cash paid for the capital | 16,850 | | |
| Acquired cash and cash equivalents | (6,953) | | |
| Net cash used in acquisition of subsidiaries | ¥ 9,897 | | |

*See notes to consolidated financial statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
# AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

## 1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassification have been made in the 2005 financial statements to conform to the classification used in 2006.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***a. Consolidation***—The consolidated financial statements include the accounts of AIFUL Corporation (the "Company") and its significant subsidiaries (ten in 2005 and thirteen in 2006) (together, the "Group"). Consolidation of the remaining two (three in 2005) unconsolidated subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On April 1, 2004, Tryto Corporation was formed through the integration of consolidated subsidiaries, Happy Credit Corporation, Shinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.

Wide Corporation ("Wide") and TCM. Co. Ltd ("TCM"), which engage in consumer finance, became wholly owned subsidiaries of the Company effective June 30, 2004 and February 21, 2005, respectively. The accounts of Wide, TCM and New Frontier Partners Co., Ltd., a venture capital company, were newly consolidated for the year ended March 31, 2005.

In March 2005, the Company acquired Passkey Co., Ltd ("Passkey"), a consumer finance company with operations in Hokkaido, Japan. The accounts of Passkey are newly consolidated for the year ended March 31, 2006 due to materiality.

On September 30, 2005 the Company established id CREDIT Corporation ("id CREDIT") and NET ONE CLUB Corporation ("NET ONE CLUB"), which are both consumer finance companies. The accounts of id CREDIT and NET ONE CLUB are newly consolidated for the year ended March 31, 2006.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in the two unconsolidated subsidiaries (three in 2005) and two associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

***b. Cash equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

***c. Inventories***—Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment. Supplies are stated at cost, cost being determined by the specific identification method.

***d. Operational investment securities held by venture capital subsidiary and investment securities***—Operational investment securities held by venture capital company and investment securities are classified and

accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, operational investment securities and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

*e. Property and equipment*—Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 15 years for machinery and equipment and from 2 to 20 years for furniture and fixtures.

*f. Long-lived Assets*—In August 2002, the Business Accounting Council issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003, the Accounting Standards Board of Japan (ASBJ) issued ASBJ Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of the adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2006 by ¥744 million ($6,359 thousand).

*g. Software*—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

*h. Liability for retirement benefits*—The Company and certain consolidated subsidiaries have a defined contribution pension plan and a prepaid retirement benefits plan. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred. See Note 11.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,420 million and ¥1,328 million ($11,350 thousand) at March 31, 2005 and 2006, respectively.

*i. Allowances for doubtful accounts*—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

*j. Allowance for losses on interest refunds*—The limit of interest rates is regulated by two laws—"Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if money lenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

In March 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries lend money at rates between the limit set by the two laws, and have so far charged refund costs to income as

incurred. However, the growing number of lawsuits against the Company and certain consolidated subsidiaries has increased the materiality of the financial effects of the matters, so the Company and certain consolidated subsidiaries decided to record a provision ("Allowance for losses on interest refunds") for prospective interest refunds from the fiscal year ended March 31, 2006.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience and the recent situation regarding interest refunds.

The effect of this accounting provision was to increase current liabilities as of March 31, 2006 by ¥21,074 million ($180,120 thousand) and to decrease income before income taxes and minority interests for the year ended March 31, 2006 by the same amount.

*k. Leases*—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

***l. Income taxes***—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

***m. Appropriations of retained earnings***—Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

***n. Foreign currency transactions***—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to extent that they are not hedged by forward exchange contracts.

***o. Revenue recognition:***

***Interest on loans***—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

***Interest on credit card shopping loans, interest on per-item shopping loans***—Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

***Interest on loan guarantees***—Interest on loan guarantees is recorded by the remaining principal method.

***p. Interest on borrowings***—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

***q. Bonds issue costs***—Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

***r. Derivatives and hedging activities***—The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expense or income.

*s.* ***Per share information***—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

***t. New accounting pronouncements***

*Business Combination and Business Separation*

In October 2003, the Business Accounting Council issued a Statements of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 ASBJ issued *Accounting Standard for Business Separations* and ASBJ Guidance No. 10, *Guidance for Accounting Standard for Business Combinations and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

These specific criteria are as follows:

(a) The consideration for the business combination consists solely of common shares with voting rights,

(b) The ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) There are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Good will, including negative good will, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statements of income. In a business separation where the interests of the investor continue and the investments is not settled, no such gain or loss on business separation is recognized.

*Stock Options*

On December 27, 2005, the ASBJ issued *Accounting Standard for Stock Options* and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expenses for employee stock options based on the fair value at the date of grant and over the vesting period as consideration to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholder's equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

*Bonuses to Directors and Corporate Auditors*

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting.

The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, *Accounting treatment for bonuses to directors and corporate auditors*, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct deduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

## 3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

## 4. LOANS

Loans at March 31, 2005 and 2006 consisted of the following (before allowance for doubtful loans):

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Unsecured | ¥1,622,032 | ¥1,709,185 | *$14,608,419* |
| Secured | 352,214 | 357,025 | *3,051,496* |
| Small business loans | 120,956 | 166,208 | *1,420,581* |
| Total | 2,095,202 | 2,232,418 | *19,080,496* |
| Off-balance sheet securitized loans | (99,580) | (108,401) | *(926,505)* |
| Net | ¥1,995,622 | ¥2,124,017 | *$18,153,991* |

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Loans in legal bankruptcy | ¥ 31,020 | ¥ 33,446 | *$ 285,863* |
| Nonaccrual loans | 60,283 | 80,721 | *689,923* |
| Accruing loans contractually past due three months or more as to principal or interest payments | 21,049 | 27,564 | *235,590* |
| Restructured loans | 62,784 | 62,069 | *530,504* |
| Total | ¥175,136 | ¥203,800 | *$1,741,880* |

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive

measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which are not recognized on the balance sheets, amounted to ¥99,580 million and ¥108,401 million ($926,505 thousand) at March 31, 2005 and 2006, respectively.

At March 31, 2005 and 2006, the Group had the balances related to revolving loan contracts aggregating ¥1,931,164 million and ¥2,068,225 million ($17,677,137 thousand), respectively, whereby the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2005 and 2006, the balances of unadvanced commitments were ¥5,182,848 million and ¥5,598,686 million ($47,852,017 thousand), respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

## 5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | | | *Thousands of U.S. Dollars* | |
|---|---|---|---|---|---|---|
| | 2005 | | 2006 | | *2006* | |
| | Receivables | Unearned Income | Receivables | Unearned Income | *Receivables* | *Unearned Income* |
| Credit card shopping loans | ¥ 79,623 | ¥ 533 | ¥101,135 | ¥ 663 | *$ 864,402* | *$ 5,667* |
| Per-item shopping loans | 197,226 | 13,646 | 183,907 | 13,109 | *1,571,855* | *112,043* |
| Total | ¥276,849 | ¥14,179 | ¥285,042 | ¥13,772 | *$2,436,257* | *$117,710* |
| Off-balance sheet securitized installment accounts receivable | (84,447) | | (75,461) | | *(644,966)* | |
| Net | ¥192,402 | ¥14,179 | ¥209,581 | ¥13,772 | *$1,791,291* | *$117,710* |

In addition, the Group has unearned income of ¥30 million and ¥10 million ($85 thousand) at March 31, 2005 and 2006, respectively, which was included in other current liabilities, related to loans other than those shown in the above table.

## 6. LOAN GUARANTEES AND OBLIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥315 million and ¥239 million ($2,043 thousand) at March 31, 2005 and 2006, respectively, which was included in other current liabilities.

## 7. INVENTORIES

Inventories at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Property for sale | ¥169 | ¥139 | *$1,188* |
| Supplies | 174 | 214 | *1,829* |
| Total | ¥343 | ¥353 | *$3,017* |

## 8. OPERATIONAL INVESTMENT SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Operational investment and investment securities at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Current: | | | |
| Equity securities | ¥ 1,614 | ¥ 1,789 | *$ 15,291* |
| Corporate bonds | 8 | | |
| Total | ¥ 1,622 | ¥ 1,789 | *$ 15,291* |
| Non-current: | | | |
| Equity securities | ¥19,302 | ¥28,452 | *$243,179* |
| Other | 4,814 | 4,290 | *36,667* |
| Total | ¥24,116 | ¥32,742 | *$279,846* |

The carrying amounts and fair values of operational investment and investment securities at March 31, 2005 and 2006 were as follows:

| | Millions of Yen | | | |
|---|---|---|---|---|
| | 2005 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as: | | | | |
| Trading: | | | | |
| Equity securities | | | | ¥ 1,614 |
| Corporate bonds | | | | 8 |
| Total | | | | ¥ 1,622 |
| Available-for-sale: | | | | |
| Equity securities | ¥8,754 | ¥9,068 | ¥201 | ¥17,621 |

| | Millions of Yen | | | |
|---|---|---|---|---|
| | 2006 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | ¥8,552 | ¥18,209 | ¥33 | ¥26,728 |

| | *Thousands of U.S. Dollars* | | | |
|---|---|---|---|---|
| | *2006* | | | |
| | *Cost* | *Unrealized Gains* | *Unrealized Losses* | *Fair Value* |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | *$73,094* | *$155,632* | *$282* | *$228,444* |

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2006 were as follows:

| | Carrying Amount | | |
|---|---|---|---|
| | Millions of Yen | | Thousands of U.S. Dollars |
| | 2005 | 2006 | 2006 |
| Available-for-sale: | | | |
| Equity securities | ¥1,681 | ¥3,513 | $30,026 |
| Investments in limited liability investment partnerships | 3,314 | 3,790 | 32,393 |
| Other | 1,500 | 500 | 4,274 |
| Total | ¥6,495 | ¥7,803 | $66,693 |

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005 and 2006 were ¥1,644 million and ¥1,195 million ($10,214 thousand), respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥713 million and ¥346 million ($2,957 thousand) for the years ended March 31, 2005 and 2006, respectively, and gross realized losses were ¥170 million and ¥98 million ($838 thousand) for the years ended March 31, 2005 and 2006, respectively.

The carrying values of debt securities by contractual maturities is not disclosed because the Company had no such securities at March 31, 2006.

## 9. LONG-LIVED ASSETS

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2006.

| Location | Description | Classification |
|---|---|---|
| Kyoto-shi, Kyoto Prefecture | Office building for rent | Land, buildings and structures |
| Osaka-shi, Osaka Prefecture | Residential apartment for rent | Land, buildings and structures |
| Utsunomiya-shi, Tochigi Prefecture | Idle real estate | Land, buildings and structures |
| Nasu-gun, Tochigi Prefecture | Idle real estate | Land |
| Tamatsukuri-gun, Miyagi Prefecture | Idle real estate | Land |

The following table summarizes the Group's asset grouping:

| Business Classification | Asset grouping |
|---|---|
| Financial services and venture capital | Each business entity except for idle real estate and real estate held for sale is the minimum unit |
| Real estate business | Each real estate for rent is the minimum unit |

The Group recognized an impairment loss for certain real estate business due to significant decline in market value of the relevant real estate for rent or operating loss of that unit. The Group also recognized an impairment loss for certain idle real estate since the carrying value significant exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

| | Loss on impairment of long-lived assets | |
|---|---|---|
| | Millions of Yen | Thousands of U.S. Dollars |
| Buildings and structures | ¥228 | $1,949 |
| Land | 516 | 4,410 |
| Total | ¥744 | $6,359 |

The recoverable amount of each asset grouping was measured as follows:

Idle real estate-Net selling price determined by quotation from real-estate appraiser.

Real estate for rent-The higher of its value in use (discount rate used for computation of present value of future cash flows was 1.85%) or net selling price determined by quotation from a real-estate appraiser.

## 10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Commercial paper, 0.23% to 0.28% at March 31, 2006 | | ¥ 25,000 | *$ 213,675* |
| Loans from banks, 0.71% to 1.68% (0.70% to 1.70% at March 31, 2005) | ¥13,400 | 50,560 | *432,137* |
| Loans from other financial institutions, 1.38% (1.38% to 1.48% at March 31, 2005) | 11,000 | 9,000 | *76,923* |
| Other (principally from leasing and factoring companies), 2.30% (1.85% to 2.55% at March 31, 2005) | 47,295 | 53,640 | *458,462* |
| Total | ¥71,695 | ¥138,200 | *$1,181,197* |

Long-term debt at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Loans from banks, 0.69% to 2.88%, due serially to 2011 (0.58% to 3.20%, due serially to 2010 at March 31, 2005) | ¥ 691,535 | ¥ 737,068 | *$ 6,299,726* |
| Loans from other financial institutions, 0.69% to 2.90%, due serially to 2011 (1.45% to 3.35%, due serially to 2010 at March 31, 2005) | 236,985 | 244,416 | *2,089,026* |
| Syndicated loans, 0.62% to 1.48%, due serially to 2010 (0.79% to 1.94%, due serially to 2010 at March 31, 2005) | 107,079 | 78,068 | *667,248* |
| Unsecured 0.80% to 2.00% yen straight bonds, due 2005 | 80,000 | | |
| Unsecured 1.30% to 3.27% yen straight bonds, due 2006 | 78,500 | 68,500 | *585,470* |
| Unsecured 1.66% to 2.51% yen straight bonds, due 2007 | 43,000 | 43,000 | *367,521* |
| Unsecured 0.45% to 2.48% yen straight bonds, due 2008 (0.54% to 2.48% at March 31, 2005) | 51,000 | 61,000 | *521,368* |
| Unsecured 1.01% to 3.28% yen straight bonds, due 2009 | 68,000 | 68,000 | *581,197* |
| Unsecured 0.80% to 3.00% yen straight bonds, due 2010(1.25% to 3.00% at March 31, 2005) | 30,000 | 70,000 | *598,291* |
| Unsecured 1.50% to 1.58% yen straight bonds, due 2011 | 20,000 | 20,000 | *170,940* |
| Unsecured 1.20% to 1.63% yen straight bonds, due 2012 (1.20% at March 31, 2005) | 10,000 | 20,000 | *170,940* |
| Unsecured 1.74% yen straight bonds, due 2013 | 10,000 | 10,000 | *85,470* |
| Unsecured 1.99% yen straight bonds, due 2015 | | 10,000 | *85,470* |
| Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006, 1.80% at March 31, 2005) | 12,500 | 12,500 | *106,838* |
| Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 (4.45% at March 31, 2005) | 52,890 | 108,500 | *927,350* |
| Unsecured 0.86% medium-term notes, due 2005 | 4,000 | | |
| Unsecured 2.21% medium-term notes, due 2007 | 1,000 | 1,000 | *8,547* |
| Unsecured 3.00% medium-term notes, due 2008 | 3,000 | 3,000 | *25,641* |
| Unsecured 3.50% medium-term notes, due 2015 | 15,000 | 15,000 | *128,205* |
| Other (principally from leasing and factoring companies), 0.32% to 2.30%, due serially to 2011 (0.79% to 1.95%, due serially to 2009 at March 31, 2005) | 87,274 | 84,494 | *722,171* |
| Total | 1,601,763 | 1,654,546 | *14,141,419* |
| Less current portion | (530,661) | (516,325) | *(4,413,034)* |
| Long-term debt, less current portion | ¥1,071,102 | ¥1,138,221 | *$ 9,728,385* |

Annual maturities of long-term debt at March 31, 2006 were as follows:

| Year Ending March 31 | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| 2007 | ¥ 516,325 | $ 4,413,034 |
| 2008 | 374,384 | 3,199,863 |
| 2009 | 277,583 | 2,372,504 |
| 2010 | 230,496 | 1,970,052 |
| 2011 | 180,501 | 1,542,744 |
| 2012 and thereafter | 75,257 | 643,222 |
| Total | ¥1,654,546 | $14,141,419 |

At March 31, 2006, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Loans | ¥620,036 | $5,299,453 |
| Installment accounts receivable | 56,923 | 486,521 |
| Inventories | 107 | 915 |
| Property and equipment, net of accumulated depreciation | 1,388 | 11,863 |
| Total | ¥678,454 | $5,798,752 |
| Related liabilities: | | |
| Short-term borrowings | ¥ 56,640 | $ 484,103 |
| Long-term debt (including current portion of long-term debt) | 375,793 | 3,211,906 |
| Total | ¥432,433 | $3,696,009 |

The above table includes loans related to securitized loans of ¥346,796 million ($2,964,068 thousand), and related liabilities (long-term debt including current portion) of ¥128,341 million ($1,096,932 thousand).

If requested by lending financial institutions, the Group has committed to pledge loans and installment accounts receivables of ¥284,026 million ($2,427,573 thousand) as collateral in addition to those shown in the above table. At March 31, 2006, related liabilities for which lending financial institutions can request the Group to pledge collateral in addition consisted of the following:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| Short-term borrowings | ¥ 300 | $ 2,564 |
| Long-term debt (including current portion of long-term debt) | 266,918 | 2,281,351 |
| Total | ¥267,218 | $2,283,915 |

At March 31, 2006, other current assets amounting to ¥1,919 million ($16,402 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's and the Company's subsidiary, Life Co., Ltd ("Life")'s syndicated loans are subject to repayment if the Company or Life fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified equity ratios, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge-off levels. As of March 31, 2006, the Company and Life were in compliance with all of these covenants.

## 11. RETIREMENT AND PENSION PLANS

On September 30, 2004, the Company and a consolidated subsidiary obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of portion of the governmental welfare pension program ("substitutional portion") and a portion representing a non-contributory defined benefit plan which the companies had originally set ("additional portion"). As the termination process, the Company and the consolidated subsidiary transferred pension obligations related to past employee services on the substitutional portion and related assets to the government on March 16, 2005 and recognized a gain on exemption from pension obligation of the governmental program in the amount of ¥208 million for the year ended March 31, 2005.

Also, according to the enactment of the Defined Contribution Pension Plan Law in October 2001, a consolidated subsidiary terminated its qualified defined benefit pension plan on March 31, 2005 and implemented a defined contribution pension plan and prepaid retirement benefits plan on April 1, 2005. Another consolidated subsidiary terminated its severance lump-sum payment plan and implemented a defined contribution pension plan and prepaid retirement benefit plan during the year ended March 31, 2005. The consolidated subsidiaries accounted for these transfers from the qualified defined benefit pension plan and severance lump-sum payment plan to the defined contribution pension plans in accordance with the provisions specified in the guidance issued by the ASBJ and recorded a gain on the transfer of pension plans of ¥208 million in the statement of income for the year ended March 31, 2005.

During the year ended March 31, 2006, the Company and a consolidated subsidiary completed the transfer of the pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which was to be allocated to each beneficiary account. Also a consolidated subsidiary completed the transfer of a defined benefit plan (unfunded severance lump-sum payment plan) to a defined contribution pension plan and prepaid retirement benefits plan, and terminated the defined benefit plan for the year ended March 31, 2006. As a result, the Company and certain consolidated subsidiaries recorded a gain on transfer of pension plans of ¥421 million ($3,598 thousand) for the year ended March 31, 2006 in accordance with the provisions specified in the guidance issued by the ASBJ.

The liability for employees' retirement benefits at March 31, 2005 consisted of the following:

| | Millions of Yen |
|---|---|
| | 2005 |
| Projected benefit obligation | ¥ 8,237 |
| Fair value of plan assets | (7,033) |
| Unrecognized actuarial loss | (517) |
| Liability for employees' retirement benefits | ¥ 687 |

The components of net periodic benefit costs for the years ended March 31, 2005 and 2006 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Service cost | ¥ 762 | ¥ 47 | *$ 402* |
| Interest cost | 278 | | |
| Expected return on plan assets | (183) | | |
| Amortization of prior service cost, net of settlement charge | 620 | | |
| Recognized actuarial loss | 242 | | |
| Payments for prepaid retirement benefits plan | 150 | 454 | *3,880* |
| Premiums for defined contribution pension plan | 229 | 783 | *6,692* |
| Net periodic benefit costs | 2,098 | 1,284 | *10,974* |
| Gain on transfer of the substitutional portion of the governmental pension program | (208) | | |
| Gain on transfer of pension plans | (208) | (421) | *(3,598)* |
| Total | ¥1,682 | ¥ 863 | *$ 7,376* |

Assumptions used for the years ended March 31, 2005 was set forth as follows:

| | 2005 |
|---|---|
| Discount rate | 1.5% to 2.5% |
| Expected rate of return on plan assets | 1.5% to 2.0% |
| Amortization period of prior service cost: | |
| Company | Full amount charged to income as incurred |
| One consolidated subsidiary | 10 years |
| Recognition period of actuarial gain / loss: | |
| Company | Full amount charged to income as incurred |
| One consolidated subsidiary | 10 years |

## 12. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan ("the Commercial Code").

The Commercial Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Commercial Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Commercial Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Commercial Code. In addition, the Commercial Code permits the transfer of portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Commercial Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Commercial Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Commercial Code was ¥447,172 million ($3,821,983 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Commercial Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved a stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options was 47 thousand shares as of March 31, 2006.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options was 329 thousand shares as of March 31, 2006.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved a stock option plan for the directors and key employees of the company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥8,420 per share during the period from July 1, 2007 to June 30, 2010. The maximum number of shares to be issued upon exercise of the options was 358 thousand shares as of March 31, 2006.

The Company issues treasury stock upon exercise of the stock options. Pursuant to the revision of the Commercial Code, the Company revised its articles of incorporation so that the Company may purchase its common stock as treasury stock by resolution of the Board of Directors.

On May 1, 2006, a new company law (the "Company Law") became effective, which reformed and replaced the Commercial Code with various revisions that would, for the most part, be applicable to events or

transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below;

**(a) Dividends**

Under the Company Law, companies may pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Commercial Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Company Law also provides certain limitations on the amounts available for dividends or the purchase or treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less ¥3 million.

**(b) Increase / decrease and transfer of common stock, reserve and surplus**

The Company Law requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Commercial Code, the aggregate amount of additional paid-in capital and legal reserve that exceeded 25% of the common stock could be made available for dividends by resolution of the shareholders. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Company Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

**(c) Treasury stock and treasury stock acquisition rights**

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by specific formula. Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Company Law also provides that companies purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for the presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

## 13. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2005 and 2006.

The tax effects of significant temporary differences and tax loss carry forwards which resulted in deferred tax assets and liabilities at March 31, 2005 and 2006 were as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Current Deferred Tax Assets: | | | |
| Provision for doubtful loans | ¥ 1,584 | ¥ 854 | $ 7,299 |
| Allowance for losses on interest refunds | | 8,562 | 73,180 |
| Charge-offs for doubtful loans | 12,519 | 12,291 | 105,051 |
| Tax loss carryforwards | 10,102 | 2,184 | 18,667 |
| Enterprise tax payable | 1,494 | 1,737 | 14,846 |
| Accrued bonuses | 1,724 | 1,688 | 14,427 |
| Accrued interest on loans | 3,348 | 3,804 | 32,513 |
| Other | 921 | 1,254 | 10,718 |
| Total | 31,692 | 32,374 | 276,701 |
| Less valuation allowance | (869) | (111) | (949) |
| Net | 30,823 | 32,263 | 275,752 |
| Current Deferred Tax Liabilities | 14 | | |
| Net current deferred tax assets | ¥30,809 | ¥32,263 | $275,752 |
| Non-current Deferred Tax Assets: | | | |
| Tax loss carryforwards | ¥ 2,108 | ¥ 1,459 | $ 12,470 |
| Provision for doubtful loans | 669 | 734 | 6,274 |
| Depreciation and amortization | 3,153 | 2,838 | 24,256 |
| Unrealized loss on available-for-sale securities | 1,240 | 1,168 | 9,983 |
| Other | 2,284 | 2,736 | 23,385 |
| Total | 9,454 | 8,935 | 76,368 |
| Less valuation allowance | (1,535) | (2,357) | (20,146) |
| Net | 7,919 | 6,578 | 56,222 |
| Non-current Deferred Tax Liabilities: | | | |
| Unrealized gain on available-for-sale securities | 3,631 | 3,673 | 31,393 |
| Net non-current deferred tax assets | ¥ 4,288 | ¥ 2,905 | $ 24,829 |

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the years ended March 31, 2005 was as follows:

| | 2005 |
|---|---|
| Normal effective statutory tax rate | 40.6% |
| Expenses not deductible for income taxes purposes | 1.7 |
| Decrease of valuation allowance | (1.4) |
| Other, net | 0.1 |
| Actual effective tax rate | 41.0% |

As the difference between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2006 is not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

At March 31, 2006, certain subsidiaries have tax loss carryforwards aggregating approximately ¥8,963 million ($76,607 thousand) which are available for offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

| **Year Ending March 31** | **Millions of Yen** | ***Thousands of U.S. Dollars*** |
|---|---|---|
| 2009 | ¥5,098 | *$43,573* |
| 2010 | 366 | *3,128* |
| 2011 | 1,872 | *16,000* |
| 2012 | 609 | *5,205* |
| 2013 | 1,018 | *8,701* |
| Total | ¥8,963 | *$76,607* |

## 14. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2005 and 2006 were as follows:

| | **Millions of Yen** | | ***Thousands of U.S. Dollars*** | |
|---|---|---|---|---|
| | **Total Rental Expenses** | **Lease Payments Under Finance Leases** | ***Total Rental Expenses*** | ***Lease Payments Under Finance Leases*** |
| Year Ended March 31: | | | | |
| 2005 | ¥23,362 | ¥6,802 | – | – |
| 2006 | 21,318 | 3,940 | *$182,205* | *$33,675* |

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2006 was as follows:

| | **Millions of Yen** | | | |
|---|---|---|---|---|
| | **As of March 31, 2005** | | | |
| | **Machinery and Equipment** | **Furniture and Fixtures** | **Buildings and Structures** | **Total** |
| Acquisition cost | ¥313 | ¥19,556 | ¥9 | ¥19,878 |
| Accumulated depreciation | 170 | 12,756 | 3 | 12,929 |
| Net leased property | ¥143 | ¥ 6,800 | ¥6 | ¥ 6,949 |

| | **Millions of Yen** | | | |
|---|---|---|---|---|
| | **As of March 31, 2006** | | | |
| | **Machinery and Equipment** | **Furniture and Fixtures** | **Buildings and Structures** | **Total** |
| Acquisition cost | ¥96 | ¥12,879 | ¥9 | ¥12,984 |
| Accumulated depreciation | 55 | 9,446 | 5 | 9,506 |
| Net leased property | ¥41 | ¥ 3,433 | ¥4 | ¥ 3,478 |

| | ***Thousands of U.S. Dollars*** | | | |
|---|---|---|---|---|
| | ***As of March 31, 2006*** | | | |
| | ***Machinery and Equipment*** | ***Furniture and Fixtures*** | ***Buildings and Structures*** | ***Total*** |
| Acquisition cost | *$821* | *$110,077* | *$77* | *$110,975* |
| Accumulated depreciation | *470* | *80,735* | *43* | *81,248* |
| Net leased property | *$351* | *$ 29,342* | *$34* | *$ 29,727* |

*Obligations under finance leases:*

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Due within one year | ¥3,791 | ¥2,366 | *$20,222* |
| Due after one year | 3,109 | 1,261 | *10,778* |
| Total | ¥6,900 | ¥3,627 | *$31,000* |

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a straight-line method and the interest method, respectively, were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Depreciation expense | ¥6,240 | ¥3,721 | *$31,803* |
| Interest expense | 237 | 122 | *1,043* |

The minimum rental commitments under noncancellable operating leases at March 31, 2005 and 2006 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Due within one year | ¥109 | ¥349 | *¥2,983* |
| Due after one year | 141 | 211 | *1,803* |
| Total | ¥250 | ¥560 | *¥4,786* |

## 15. DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures and foreign currency exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures and foreign currency exposures inherent within its business. Accordingly, market and foreign exchange risks in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization process and credit limit amount.

The Group did not disclose market value information about derivative instruments because interest rate swaps, interest rate caps and currency swaps contracts which qualify for hedge accounting and meet specific matching criteria may be omitted from disclosure of market value information under Japanese GAAP.

## 16. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005 and 2006 is as follows:

| | Millions of Yen | Thousands of shares | Yen | *Dollars* |
|---|---|---|---|---|
| | Net income | Weighted average shares | EPS | |
| For the year ended March 31, 2005: | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | ¥75,596 | 141,679 | ¥533.57 | |
| Effect of Dilutive Securities | | | | |
| Stock Options | | 11 | | |
| Diluted EPS | | | | |
| Net income for computation | ¥75,596 | 141,690 | ¥533.53 | |
| For the year ended March 31, 2006: | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | ¥65,827 | 141,614 | ¥464.84 | *$3.97* |
| Effect of Dilutive Securities | | | | |
| Stock Options | | 45 | | |
| Diluted EPS | | | | |
| Net income for computation | ¥65,827 | 141,659 | ¥464.69 | *$3.97* |

For the year ended March 31,2005, bonuses to be paid to directors and corporate auditors of ¥127 million were deducted from net income in consolidated statements of income for the purposes of EPS calculation.

## 17. SUBSEQUENT EVENTS

### a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2006 were approved at the Shareholders' General Meeting held on June 27, 2006:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Year-end cash dividends, ¥30 ($0.26) per share | ¥4,249 | *$36,316* |

### b. Administrative Punishment

On April 14, 2006, Kinki Local Finance Bureau of the FSAJ imposed penalties halting all operations of the Company's business offices except for the receipt of repayments and operations related to protective attachment for respective given days, based on the provision of Item 1, Article 36 of the Moneylending Business Restriction Law (Law No. 32 of 1983).

The effects of the administrative punishment on the financial position or results of operations of the Company for the subsequent fiscal years are not currently determinable.

## 18. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

* * * * * *

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**REPORT OF INDEPENDENT AUDITORS ON THE NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006**

To the Board of Directors and Shareholders of
AIFUL Corporation:

We have audited the accompanying non-consolidated balance sheets of AIFUL Corporation as of March 31, 2005 and 2006, and the related non-consolidated statements of income, shareholders' equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of AIFUL Corporation as of March 31, 2005 and 2006, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2006

/s/ Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2006

## NON-CONSOLIDATED BALANCE SHEETS
## AS OF MARCH 31, 2005 AND 2006

| | Millions of yen | | *Thousands of U.S. dollars (Note 3)* |
|---|---|---|---|
| | As of March 31, | | |
| | 2005 | 2006 | *2006* |
| **ASSETS** | | | |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | ¥ 67,457 | ¥ 86,016 | *$ 735,179* |
| Time deposits | 78 | 78 | *667* |
| Loans (Notes 5 and 8) | 1,471,767 | 1,512,717 | *12,929,205* |
| Loan guarantees (Note 4) | 43,180 | 62,314 | *532,598* |
| Other receivables | 1,367 | 2,204 | *18,838* |
| Allowance for doubtful loans | (81,928) | (85,659) | *(732,128)* |
| Net loans and other receivables | 1,434,386 | 1,491,576 | *12,748,513* |
| Inventories (Notes 6 and 8) | 169 | 139 | *1,188* |
| Prepaid expenses | 3,437 | 3,343 | *28,573* |
| Deferred tax assets (Note 10) | 8,203 | 16,502 | *141,043* |
| Other current assets (Note 8) | 33,498 | 77,267 | *660,401* |
| Total current assets | 1,547,228 | 1,674,921 | *14,315,564* |
| PROPERTY AND EQUIPMENT: | | | |
| Land | 5,613 | 6,762 | *57,795* |
| Buildings and structures | 28,040 | 28,846 | *246,547* |
| Machinery and equipment | 161 | 161 | *1,376* |
| Furniture and fixtures | 16,157 | 23,146 | *197,829* |
| Construction in progress | 209 | 399 | *3,410* |
| Total | 50,180 | 59,314 | *506,957* |
| Accumulated depreciation | (21,685) | (24,379) | *(208,367)* |
| Net property and equipment | 28,495 | 34,935 | *298,590* |
| INVESTMENTS AND OTHER ASSETS: | | | |
| Investment securities (Note 7) | 19,319 | 27,764 | *237,299* |
| Investments in and advances to subsidiaries (Note 11) | 429,978 | 423,860 | *3,622,735* |
| Claims in bankruptcy (Note 5) | 25,278 | 28,542 | *243,949* |
| Allowance for claims in bankruptcy | (19,125) | (21,339) | *(182,385)* |
| Software, net | 11,113 | 11,638 | *99,470* |
| Long-term loans (less current portion) | 1,103 | 14 | *120* |
| Lease deposits | 8,716 | 8,833 | *75,496* |
| Long-term prepayments | 3,193 | 2,756 | *23,556* |
| Deferred tax assets (Note 10) | 14 | – | – |
| Deferred losses on hedging instruments, mainly interest rate swaps | 18,971 | 10,230 | *87,436* |
| Other assets | 2,444 | 2,329 | *19,905* |
| Total investments and other assets | 501,004 | 494,627 | *4,227,581* |
| TOTAL | ¥2,076,727 | ¥2,204,483 | *$18,841,735* |

## NON-CONSOLIDATED BALANCE SHEETS
## AS OF MARCH 31, 2005 AND 2006—(Continued)

| | Millions of yen | | *Thousands of U.S. dollars (Note 3)* |
|---|---|---|---|
| | Years ended March 31, | | |
| | 2005 | 2006 | *2006* |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| CURRENT LIABILITIES: | | | |
| Short-term borrowings (Note 8) | ¥ 15,000 | ¥ 53,000 | *$ 452,991* |
| Current portion of long-term debt (Note 8) | 442,066 | 408,797 | *3,493,991* |
| Trade notes payable | 4,599 | 3,991 | *34,111* |
| Trade accounts payable | 5,653 | 6,483 | *55,410* |
| Obligation under loan guarantees (Note 4) | 43,180 | 62,314 | *532,598* |
| Income taxes payable | 22,545 | 21,163 | *180,881* |
| Accrued expenses | 6,952 | 6,707 | *57,325* |
| Allowance for losses on interest refunds (Note 2.*j*) | – | 17,020 | *145,470* |
| Other current liabilities | 1,470 | 1,670 | *14,274* |
| Total current liabilities | 541,465 | 581,145 | *4,967,051* |
| LONG-TERM LIABILITIES: | | | |
| Long-term debt (less current portion) (Note 8) | 931,549 | 975,764 | *8,339,863* |
| Liability for retirement benefits (Note 2.*h*) | 1,529 | 1,279 | *10,932* |
| Deferred tax liabilities | – | 3,760 | *32,137* |
| Interest rate swaps | 17,835 | 9,462 | *80,872* |
| Other long-term liabilities | 41 | 156 | *1,333* |
| Total long-term liabilities | 950,954 | 990,421 | *8,465,137* |
| SHAREHOLDERS' EQUITY (NOTES 9 AND 14): | | | |
| Common stock, authorized, 373,500,000 shares; issued, 94,690,000 shares in 2005 and 142,035,000 shares in 2006 | 83,317 | 83,317 | *712,111* |
| Capital surplus—Additional paid-in capital | 90,225 | 90,225 | *771,154* |
| Retained earnings: | | | |
| Legal reserve | 1,566 | 1,566 | *13,385* |
| Unappropriated | 406,979 | 450,138 | *3,847,333* |
| Net unrealized gain on available-for-sale securities | 5,285 | 10,636 | *90,906* |
| Treasury stock, at cost-284,465 shares in 2005 and 412,124 shares in 2006 | (3,064) | (2,965) | *(25,342)* |
| Total shareholders' equity | 584,308 | 632,917 | *5,409,547* |
| TOTAL | ¥2,076,727 | ¥2,204,483 | *$18,841,735* |

*See notes to non-consolidated financial statements.*

## NON-CONSOLIDATED STATEMENTS OF INCOME
## FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

| | Millions of Yen | | Thousands of U.S. dollars (Note 3) |
|---|---|---|---|
| | As of March 31, | | |
| | 2005 | 2006 | 2006 |
| INCOME: | | | |
| Interest on loans | ¥330,529 | ¥333,541 | $2,850,778 |
| Interest on loan guarantees | 3,043 | 4,426 | 37,829 |
| Interest on deposits, securities and other | 4,325 | 5,274 | 45,077 |
| Recovery of loans previously charged off | 4,090 | 4,299 | 36,744 |
| Gain on exemption from pension obligation of the governmental program (Note 2.h) | 208 | – | – |
| Gain on transfer of pension plan (Note 2.h) | – | 284 | 2,427 |
| Other income | 4,962 | 3,109 | 26,572 |
| Total income | 347,157 | 350,933 | 2,999,427 |
| EXPENSES: | | | |
| Interest on borrowings | 29,835 | 28,347 | 242,282 |
| Charge-offs and provision for doubtful loans and claims in bankruptcy | 97,385 | 103,520 | 884,786 |
| Salaries and other employees' benefits | 28,478 | 28,710 | 245,385 |
| Advertising expenses | 14,979 | 16,534 | 141,316 |
| Rental expenses | 14,016 | 12,622 | 107,880 |
| Commissions and fees | 11,967 | 14,024 | 119,863 |
| Supplies | 1,028 | 2,018 | 17,248 |
| Depreciation and amortization | 6,752 | 7,588 | 64,855 |
| Provision for employees' retirement benefits | 1,369 | 730 | 6,239 |
| Provision for retirement benefits to directors and corporate auditors | 76 | 72 | 615 |
| Provision for loss on interest refunds | – | 17,020 | 145,470 |
| Loss on interest refunds | – | 10,603 | 90,624 |
| Other expenses | 28,506 | 25,366 | 216,804 |
| Total expenses | 234,391 | 267,154 | 2,283,367 |
| INCOME BEFORE INCOME TAXES | 112,766 | 83,779 | 716,060 |
| INCOME TAXES (Note 10): | | | |
| Current | 39,914 | 41,576 | 355,351 |
| Deferred | 5,551 | (8,179) | (69,906) |
| Total income taxes | 45,465 | 33,397 | 285,445 |
| NET INCOME | ¥ 67,301 | ¥ 50,382 | $ 430,615 |

| | Yen | | U.S. Dollars |
|---|---|---|---|
| AMOUNTS PER COMMON SHARE (Notes 2.s and 13): | | | |
| Basic net income | ¥ 474.13 | ¥ 355.77 | $ 3.04 |
| Diluted net income | 474.09 | 355.65 | 3.04 |
| Cash dividends applicable to the year | 60.00 | 60.00 | 0.51 |

*See notes to non-consolidated financial statements.*

## NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

| | Thousands | Millions of yen | | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares of Common Stock Issued | Common Stock | Capital Surplus — Additional Paid-in Capital | Retained Earnings — Legal Reserve | Retained Earnings — Unappropriated | Net Unrealized Gain on Available-for-sale Securities | Treasury Stock, at cost |
| BALANCE AT APRIL 1, 2004 | 94,690 | ¥83,317 | ¥90,225 | ¥1,566 | ¥345,497 | ¥ 4,362 | ¥(2,062) |
| Net income | – | – | – | – | 67,301 | – | – |
| Cash dividends paid, ¥60 per share | – | – | – | – | (5,670) | – | – |
| Bonuses to directors and corporate auditors | – | – | – | – | (107) | – | – |
| Net unrealized gain on available-for-sale securities | – | – | – | – | – | 923 | – |
| Net increase in treasury stock (61,599 shares) | – | – | – | – | (42) | – | (1,002) |
| BALANCE AT MARCH 31, 2005 | 94,690 | ¥83,317 | ¥90,225 | ¥1,566 | ¥406,979 | ¥ 5,285 | ¥(3,064) |
| Net income | – | – | – | – | 50,382 | – | – |
| Cash dividends paid, ¥60 per share | – | – | – | – | (7,080) | – | – |
| Bonuses to directors and corporate auditors | – | – | – | – | (127) | – | – |
| Net unrealized gain on available-for-sale securities | – | – | – | – | – | 5,351 | – |
| Net decrease in treasury stock (14,573 shares) | – | – | – | – | (16) | – | 99 |
| Stock split (Note 9) | 47,345 | – | – | – | – | – | – |
| BALANCE AT MARCH 31, 2006 | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥450,138 | ¥10,636 | ¥(2,965) |

| | *Thousands of U.S. dollars (Note 3)* | | | | | |
|---|---|---|---|---|---|---|
| | *Common Stock* | *Capital Surplus — Additional Paid-in Capital* | *Retained Earnings — Legal Reserve* | *Retained Earnings — Unappropriated* | *Net Unrealized Gain on Available-for-sale Securities* | *Treasury Stock, at cost* |
| BALANCE AT MARCH 31, 2005 | *$712,111* | *$771,154* | *$13,385* | *$3,478,453* | *$45,171* | *$(26,188)* |
| Net income | – | – | – | *430,615* | – | – |
| Cash dividends paid, $0.51 per share | – | – | – | *(60,513)* | – | – |
| Bonuses to directors and corporate auditors | – | – | – | *(1,085)* | – | – |
| Net unrealized gain on available-for-sale securities | – | – | – | – | *45,735* | – |
| Net decrease in treasury stock (14,573 shares) | – | – | – | *(137)* | – | *846* |
| BALANCE AT MARCH 31, 2006 | *$712,111* | *$771,154* | *$13,385* | *$3,847,333* | *$90,906* | *$(25,342)* |

*See notes to non-consolidated financial statements.*

## NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

### 1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of AIFUL Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2005 financial statements to conform to the classifications used in 2006.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*a. Non-consolidation*—The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

*b. Cash equivalents*—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

*c. Inventories*—Inventories consist of property for sale. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment.

*d. Investment securities*—Investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

*e. Property and equipment*—Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment, and from 3 to 20 years for furniture and fixtures.

*f. Long-lived Assets*—In August 2002, the Business Accounting Council issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003, the ASBJ issued ASBJ Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The adoption of the new accounting standard did not have a material impact on the financial position or results of operations of the Company for the year ended March 31, 2006.

*g. Software*—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

***h. Liability for retirement benefits***—The Company has a contribution pension plan and a prepaid retirement benefits pension plan which were established on October 1, 2004. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred.

On September 30, 2004, the Company obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of the portion of the governmental welfare pension program ("substitutional portion") and a pension portion representing a non-contributory defined benefit plan which the Company has originally set ("additional portion"). As the termination process, the Company transferred pension obligation related to past employee services on the substitutional portion and related assets to the government on March 16, 2005, and recognized a gain on exemption from pension obligation of governmental program in the amount of ¥208 million for the year ended March 31, 2005.

During the year ended March 31, 2006, the Company completed the transfer of pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which are to be allocated to each beneficiary account. As a result, the Company recorded a gain on transfer of pension plans of ¥284 million ($2,427 thousand) in accordance with the provisions specified in the guidance issued by the ASBJ for the year ended March 31, 2006.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,210 million and ¥1,279 million ($10,932 thousand) for the years ended March 31, 2005 and 2006, respectively.

***i. Allowances for doubtful loans***—The allowance for doubtful loans is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

***j. Allowance for losses on interest refunds***—The limit of interest rates is regulated by two laws—"Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Money lending Business Restriction Law", such interest payments are nonetheless considered to be valid if money lenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

In March 2006, the JICPA issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company lends money at rates between the limit set by the two laws, and have so far charged refund costs to income as incurred. However, the growing number of lawsuits against the Company has increased the materiality of the financial effects of the matters, so the Company decided to record a provision ("Allowance for losses on interest refunds") for prospective interest refunds from the fiscal year ended March 31, 2006.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's past refund loss experience and the recent situation regarding interest refunds.

The effect of this accounting provision was to increase current liabilities as of March 31, 2006 by ¥17,020 million ($145,470 thousand) and to decrease income before income taxes for the year ended March 31, 2006 by the same amount.

***k. Leases***—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized,

while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

***l. Income taxes***—The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

***m. Appropriations of Retained Earnings***—Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

***n. Foreign Currency Transactions***—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income to extent that they are not hedged by forward exchange contracts.

***o. Interest on Loans***—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

***p. Interest on Borrowings***—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

***q. Bonds Issue Costs***—Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

***r. Derivatives and Hedging Activities***—The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expenses or income.

***s. Per Share Information***—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

***t. New Accounting Pronouncements:***

*Business Combination and Business Separation*

In October 2003, the Business Accounting Council issued a Statements of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 ASBJ issued *Accounting Standard for Business Separation* and ASBJ Guidance No. 10, *Guidance for Accounting Standard for Business Combination and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

These specific criteria are as follows:

(a) The consideration for the business combination consists solely of common shares with voting rights,

(b) The ratio of voting rights or each predecessor shareholder group after the business combination is nearly equal, and

(c) There are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statements of income. In a business separation where the interests of the investor continue and the investments is not settled, no such gain or loss on business separation is recognized.

*Stock Options*

On December 27, 2005, the ASBJ issued *Accounting Standard for Stock Options* and *related guidance*. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expenses for employee stock options based on the fair value at the date of grant and over the vesting period as consideration to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholder's equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

*Bonuses to Directors and Corporate Auditors*

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, *Accounting treatment for bonuses to directors and corporate auditors*, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct deduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncements by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

## 3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

## 4. ACCOUNTING CHANGE

Prior to April 1, 2005, guarantees and similar items of bank loans were disclosed in the notes as contingent liabilities. Effective April 1, 2005, the Company changed its method of accounting to record operating loan guarantees as a contra account of obligation under loan guarantees. The effect of this change was to increase current assets and current liabilities at March 31, 2005 by ¥43,180 million.

## 5. LOANS

Loans at March 31, 2005 and 2006 consisted of the following (before allowance for doubtful loans):

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Unsecured | ¥1,093,663 | ¥1,133,083 | *$ 9,684,470* |
| Secured | 345,180 | 341,153 | *2,915,838* |
| Small business loans | 32,924 | 38,481 | *328,897* |
| Total | ¥1,471,767 | ¥1,512,717 | *$12,929,205* |

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Loans in legal bankruptcy | ¥ 28,145 | ¥ 30,309 | *$ 259,051* |
| Nonaccrual loans | 48,221 | 63,877 | *545,957* |
| Accruing loans contractually past due three months or more as to principal or interest payments | 12,101 | 15,667 | *133,906* |
| Restructured loans | 40,196 | 36,383 | *310,966* |
| Total | ¥128,663 | ¥146,236 | *$1,249,880* |

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2005 and 2006, the Company had the balances related to revolving loan contracts aggregating ¥1,365,871 million and ¥1,423,276 million ($12,164,752 thousand), respectively, whereby the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2005 and 2006, the balances of unadvanced commitments were ¥549,903 million and ¥569,218 million ($4,865,111 thousand), respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

## 6. INVENTORIES

Inventories at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Property for sale | ¥169 | ¥139 | *$1,188* |

## 7. INVESTMENT SECURITIES

Disclosure of cost and fair value of investment securities at March 31, 2005 and 2006 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

## 8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Loans from banks, 0.71% to 1.38% (0.70% to 0.74% at March 31, 2005) | ¥10,000 | ¥50,000 | *$427,350* |
| Loans from other financial institutions, 1.38% (1.38% to 1.48% at March 31, 2005) | 5,000 | 3,000 | *25,641* |
| Total | ¥15,000 | ¥53,000 | *$452,991* |

Long-term debt at March 31, 2005 and 2006 consisted of the following:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Loans from banks, 0.69% to 2.88%, due serially to 2011 (0.58% to 3.20%, due serially to 2010 at March 31, 2005) | ¥ 530,924 | ¥ 528,144 | *$ 4,514,051* |
| Loans from other financial institutions, 0.69% to 2.90%, due serially to 2011 (1.45% to 3.35%, due serially to 2010 at March 31, 2005) | 199,789 | 202,052 | *1,726,940* |
| Syndicated Loans, 0.62% to 1.48%, due serially to 2010 (0.79% to 1.94%, due serially to 2010 at March 31, 2005) | 94,304 | 73,368 | *627,077* |
| Unsecured 0.80% to 2.00% yen straight bonds, due 2005 | 80,000 | – | – |
| Unsecured 1.30% to 3.27% yen straight bonds, due 2006 | 78,500 | 68,500 | *585,470* |
| Unsecured 1.66% to 2.51% yen straight bonds, due 2007 | 43,000 | 43,000 | *367,521* |
| Unsecured 0.45% to 2.48% yen straight bonds, due 2008 (0.54% to 2.48% at March 31, 2005) | 51,000 | 61,000 | *521,368* |
| Unsecured 1.01% to 3.28% yen straight bonds, due 2009 | 58,000 | 58,000 | *495,726* |
| Unsecured 0.80% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2005) | 30,000 | 70,000 | *598,291* |
| Unsecured 1.50% to 1.58% yen straight bonds, due 2011 | 20,000 | 20,000 | *170,940* |
| Unsecured 1.20% to 1.63% yen straight bonds, due 2012 (1.20% at March 31, 2005) | 10,000 | 20,000 | *170,940* |
| Unsecured 1.74% yen straight bonds, due 2013 | 10,000 | 10,000 | *85,470* |
| Unsecured 1.99% yen straight bonds, due 2015 | – | 10,000 | *85,470* |
| Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006, 1.80% at March 31, 2005) | 12,500 | 12,500 | *106,838* |
| Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 (4.45% at March 31, 2005) | 52,890 | 108,500 | *927,350* |
| Unsecured 0.86% medium-term notes, due 2005 | 4,000 | – | – |
| Unsecured 2.21% medium-term notes, due 2007 | 1,000 | 1,000 | *8,547* |
| Unsecured 3.00% medium-term notes, due 2008 | 3,000 | 3,000 | *25,641* |
| Unsecured 3.50% medium-term notes, due 2015 | 15,000 | 15,000 | *128,205* |
| Other (principally from leasing companies and securitized loan), 0.32% to 2.30%, due serially to 2011 (0.79% to 1.90%, due serially to 2009 at March 31, 2005) | 79,708 | 80,497 | *688,009* |
| Total | 1,373,615 | 1,384,561 | *11,833,854* |
| Less current portion | (442,066) | (408,797) | *(3,493,991)* |
| Long-term debt, less current portion | ¥ 931,549 | ¥ 975,764 | *$ 8,339,863* |

Annual maturities of long-term debt at March 31, 2006 were as follows:

| Year Ending March 31 | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| 2007 | ¥ 408,797 | *$ 3,493,991* |
| 2008 | 301,541 | *2,577,274* |
| 2009 | 215,534 | *1,842,171* |
| 2010 | 210,752 | *1,801,299* |
| 2011 | 172,680 | *1,475,897* |
| 2012 and thereafter | 75,257 | *643,222* |
| Total | ¥1,384,561 | *$11,833,854* |

At March 31, 2006, the following assets were pledged as collateral for long-term debt (including current portion of long-term debt):

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Loans | ¥510,708 | *$4,365,026* |
| Inventories | 107 | *914* |
| Total | ¥510,815 | *$4,365,940* |
| Related liabilities—Long-term debt (including current portion of long-term debt) | ¥273,913 | *$2,341,137* |

The above table includes loans related to securitized loans of ¥346,796 million ($2,964,068 thousand), and related liabilities (long-term debt including current portion) of ¥128,341 million ($1,096,932 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

If requested by lending financial institutions, the Company has committed to pledge loans of ¥214,443 million ($1,832,846 thousand) as collateral in addition to those shown in the above table. At March 31, 2006, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Long-term debt (including current portion of long-term debt) | ¥197,557 | *$1,688,521* |

At March 31, 2006, other current assets amounting to ¥1,919 million ($16,402 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's syndicated loans are subject to repayment if the Company fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified equity ratios, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge-off levels. As of March 31, 2006, the Company was in compliance with all of these covenants.

## 9. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan ("the Commercial Code").

The Commercial Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Commercial Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Commercial Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Commercial Code. In

addition, the Commercial Code permits the transfer of portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Commercial Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Commercial Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Commercial Code was ¥447,172 million ($3,821,983 thousand) as of March 31, 2006, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Commercial Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved a following stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options was 47 thousand shares as of March 31, 2006.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved a following stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options was 329 thousand shares as of March 31, 2006.

On May 23, 2005, the Company made a three-for-two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥8,420 per share during the period from July 1, 2007 to June 30, 2010. The maximum number of shares to be issued upon exercise of the options was 358 thousand shares as of March 31, 2006.

The Company issues treasury stock upon exercise of the stock options. Pursuant to the revision of the Commercial Code, the Company revised its articles of incorporation so that the Company may purchase its common stock as treasury stock by resolution of the Board of Directors.

On May 1, 2006, a new company law (the "Company Law") became effective, which reformed and replaced the Commercial Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below.

**(a) Dividends**

Under the Company Law, companies may pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Commercial Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Company Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

### (b) Increases / decreases and transfer of common stock, reserve and surplus

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Commercial Code, the aggregate amount of additional paid-in capital and legal reserve that exceeded 25% of the common stock could be made available for dividends by resolution of the shareholders. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Company Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

### (c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by specific formula. Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Company Law also provides that companies purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for the presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

## 10. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2005 and 2006.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Current Deferred Tax Assets: | | | |
| Allowance for losses on interest refunds | – | ¥ 6,907 | *$ 59,034* |
| Enterprise tax payable | ¥ 1,288 | 1,342 | *11,470* |
| Charge-offs for doubtful loans | 3,668 | 4,310 | *36,838* |
| Accrued interest on loans | 2,163 | 2,625 | *22,436* |
| Accrued bonuses | 968 | 914 | *7,812* |
| Other | 116 | 404 | *3,453* |
| Current deferred tax assets | ¥ 8,203 | ¥16,502 | *$141,043* |
| Non-current Deferred Tax Assets: | | | |
| Provision for doubtful loans | ¥ 550 | ¥ 597 | *$ 5,102* |
| Depreciation and amortization | 1,636 | 1,747 | *14,932* |
| Provision for retirement benefits to directors and corporate auditors | 491 | 519 | *4,436* |
| Other | 946 | 641 | *5,479* |
| Non-current deferred tax assets | 3,623 | 3,504 | *29,949* |
| Non-current Deferred Tax Liabilities—Unrealized gain on available-for-sale securities | (3,609) | (7,264) | *62,086* |
| Net non-current deferred tax assets (liabilities) | ¥ 14 | ¥(3,760) | *$(32,137)* |

As the differences between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of income for both of the years ended March 31, 2006 and 2005 are not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

## 11. RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at March 31, 2005 and 2006 and transactions of the Company with subsidiaries for the years ended March 31, 2005 and 2006 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* |
|---|---|---|---|
| | 2005 | 2006 | *2006* |
| Advances to subsidiaries | ¥298,224 | ¥288,525 | *$2,466,026* |
| Interest income | 4,076 | 5,013 | *42,846* |

## 12. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2005 and 2006 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* | |
|---|---|---|---|---|
| | Total Rental Expenses | Lease Payments Under Finance Leases | *Total Rental Expenses* | *Lease Payments Under Finance Leases* |
| Year Ended March 31: | | | | |
| 2005 | ¥14,016 | ¥2,565 | – | – |
| 2006 | 12,622 | 832 | *$107,880* | *$7,111* |

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2006 was as follows:

| | Millions of Yen | | |
|---|---|---|---|
| | As of March 31, 2005 | | |
| | Machinery and Equipment | Furniture and Fixtures | Total |
| Acquisition cost | ¥163 | ¥6,188 | ¥6,351 |
| Accumulated depreciation | 80 | 5,118 | 5,198 |
| Net leased property | ¥ 83 | ¥1,070 | ¥1,153 |

| | Millions of Yen |
|---|---|
| | As of March 31, 2006 |
| | Furniture and Fixtures |
| Acquisition cost | ¥1,357 |
| Accumulated depreciation | 1,166 |
| Net leased property | ¥ 191 |

| | Thousands of U.S. Dollars |
|---|---|
| | As of March 31, 2006 |
| | Furniture and Fixtures |
| Acquisition cost | $11,598 |
| Accumulated depreciation | 9,966 |
| Net leased property | $ 1,632 |

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Obligations under finance leases: | | | |
| Due within one year | ¥ 916 | ¥180 | $1,538 |
| Due after one year | 268 | 16 | 137 |
| Total | ¥1,184 | ¥196 | $1,675 |

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a straight-line method and the interest method, respectively, were as follows:

| | Millions of Yen | | Thousands of U.S. Dollars |
|---|---|---|---|
| | 2005 | 2006 | 2006 |
| Depreciation expense | ¥2,455 | ¥803 | $6,863 |
| Interest expense | 50 | 9 | 77 |

The minimum rental commitments under non-cancelable operating leases at March 31, 2006 were as follows:

| | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| | March 31, 2006 | March 31, 2006 |
| Due within one year | ¥241 | $2,060 |
| Due after one year | 147 | 1,256 |
| Total | ¥388 | $3,316 |

## 13. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005 and 2006 is as follows:

| | Yen in millions | Thousands of shares | Yen | *Dollars* |
|---|---|---|---|---|
| | Net income | Weighted average shares | EPS | |
| For the year ended March 31, 2005: | | | | |
| Basic EPS Net income available to common shareholders | ¥67,175 | 141,680 | ¥474.13 | |
| Effect of Dilutive Securities | | | | |
| Stock Options | | 11 | | |
| Diluted EPS | | | | |
| Net income for computation | ¥67,175 | 141,691 | ¥474.09 | |
| For the year ended March 31, 2006: | | | | |
| Basic EPS Net income available to common shareholders | ¥50,382 | 141,614 | ¥355.77 | *$3.04* |
| Effect of Dilutive Securities | | | | |
| Stock Options | | 45 | | |
| Diluted EPS | | | | |
| Net income for computation | ¥50,382 | 141,659 | ¥355.65 | *$3.04* |

For the year ended March 31, 2005, bonuses to be paid to directors and corporate auditors of ¥127 million were deducted from net income in non-consolidated statements of income for the purposes of EPS calculation.

## 14. SUBSEQUENT EVENTS

### a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2006 were approved at the Shareholders' General Meeting held on June 27, 2006:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Year-end cash dividends, ¥30 ($0.26) per share | ¥4,249 | *$36,316* |

### b. Administrative Punishment

On April 14,2006, Kinki Local Finance Bureau of the FSAJ imposed penalties halting all operations of the Company's business offices except for the receipt of repayments and operations related to protective attachment for respective given days, based on the provision of Item 1, Article 36 of the Moneylending Business Restriction Law (Law No. 32 of 1983).

The effects of the administrative punishment on the financial position or results of operations of the Company for the subsequent fiscal years are not currently determinable.

* * * * * *

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## CONSOLIDATED BALANCE SHEETS

Aiful Corporation and Consolidated Subsidiaries
September 30, 2007 and 2006 and March 31, 2007

| | Millions of Yen | | | *Thousands of U.S. Dollars (Note 3)* |
|---|---|---|---|---|
| | **September 30, 2007** | **September 30, 2006** | **March 31, 2007** | ***September 30, 2007*** |
| | **(Unaudited)** | **(Unaudited)** | | ***(Unaudited)*** |
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash and cash equivalents | ¥ 117,918 | ¥ 133,832 | ¥ 127,089 | *$ 1,025,374* |
| Time deposits | 3,078 | 78 | 78 | *26,765* |
| Operational investment securities (Note 7) | 1,340 | 1,655 | 1,837 | *11,652* |
| Loans, loan guarantees and receivables | | | | |
| Loans (Notes 4 and 9) | 1,728,460 | 2,048,051 | 1,912,689 | *15,030,087* |
| Installment accounts receivable (Notes 5 and 9) | 154,532 | 189,139 | 174,923 | *1,343,757* |
| Loan guarantees (Note 6) | 134,780 | 148,931 | 141,930 | *1,172,000* |
| Other receivables | 24,481 | 22,598 | 25,406 | *212,878* |
| Allowance for doubtful accounts (Note 2.*l*) | (321,744) | (262,215) | (379,848) | *(2,797,774)* |
| Prepaid expenses | 4,110 | 4,054 | 4,018 | *35,739* |
| Deferred tax assets | 18,299 | 17,093 | 13,771 | *159,122* |
| Other current assets (Note 9) | 36,928 | 47,209 | 73,541 | *321,113* |
| Total current assets | 1,902,182 | 2,350,425 | 2,095,434 | *16,540,713* |
| PROPERTY AND EQUIPMENT (Note 9): | | | | |
| Land (Note 8) | 14,363 | 15,953 | 14,464 | *124,896* |
| Buildings and structures (Note 8) | 38,369 | 51,027 | 44,118 | *333,643* |
| Machinery and equipment | 267 | 229 | 268 | *2,322* |
| Furniture and fixtures (Note 8) | 21,703 | 27,264 | 24,879 | *188,722* |
| Construction in progress (Note 8) | 1,945 | 345 | 1,016 | *16,913* |
| Total | 76,647 | 94,818 | 84,745 | *666,496* |
| Accumulated depreciation | (34,849) | (43,037) | (42,339) | *(303,035)* |
| Net property and equipment | 41,798 | 51,781 | 42,406 | *363,461* |
| INVESTMENTS AND OTHER ASSETS: | | | | |
| Investment securities (Note 7) | 16,113 | 24,417 | 20,983 | *140,113* |
| Investments in and advances to unconsolidated subsidiaries and associated companies | 4,023 | 3,454 | 3,311 | *34,983* |
| Claims in bankruptcy (Note 4) | 40,952 | 32,752 | 38,988 | *356,104* |
| Goodwill, net | 2,717 | 8,405 | 3,145 | *23,626* |
| Software, net | 22,009 | 19,879 | 21,337 | *191,383* |
| Long-term loans receivables (less current portion) | 10 | 23 | 19 | *87* |
| Lease deposits | 9,370 | 12,090 | 11,493 | *81,478* |
| Long-term prepayments | 2,208 | 3,622 | 2,766 | *19,200* |
| Deferred tax assets | 1,180 | 5,599 | 334 | *10,261* |
| Other assets (Note 8) | 1,683 | 2,402 | 2,068 | *14,635* |
| Allowance for doubtful accounts | (27,713) | (23,920) | (27,725) | *(240,983)* |
| Total investments and others assets | 72,552 | 88,723 | 76,719 | *630,887* |
| TOTAL | ¥2,016,532 | ¥2,490,929 | ¥2,214,559 | *$17,535,061* |

## CONSOLIDATED BALANCE SHEETS

Aiful Corporation and Consolidated Subsidiaries
September 30, 2007 and 2006 and March 31, 2007

| | Millions of Yen | | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|---|
| | September 30, 2007 | September 30, 2006 | March 31, 2007 | *September 30, 2007* |
| | (Unaudited) | (Unaudited) | | *(Unaudited)* |
| **LIABILITIES AND EQUITY** | | | | |
| CURRENT LIABILITIES: | | | | |
| Short-term borrowings (Note 9) | ¥ 86,770 | ¥ 123,050 | ¥ 91,370 | *$ 754,522* |
| Current portion of long-term debt (Note 9) | 361,507 | 452,533 | 404,241 | *3,143,539* |
| Trade notes payable | 7,219 | 10,554 | 6,021 | *62,774* |
| Trade accounts payable | 27,578 | 26,136 | 36,823 | *239,809* |
| Obligation under loan guarantees (Note 6) | 134,780 | 148,931 | 141,930 | *1,172,000* |
| Income taxes payable | 1,464 | 14,357 | 7,992 | *12,730* |
| Accrued expenses | 9,345 | 10,391 | 9,219 | *81,261* |
| Allowance for losses from business restructuring (Note 12) | 1,081 | | 11,316 | *9,400* |
| Allowance for clean-up costs of contaminated land | | | 630 | |
| Other current liabilities (Notes 5, 6 and 13) | 35,781 | 41,738 | 33,847 | *311,139* |
| Total current liabilities | 665,525 | 827,690 | 743,389 | *5,787,174* |
| LONG-TERM LIABILITIES: | | | | |
| Long-term debt (less current portion) (Note 9) | 900,602 | 1,055,230 | 1,034,651 | *7,831,322* |
| Deferred tax liabilities | 55 | 691 | 526 | *478* |
| Liability for retirement benefits | 1,006 | 1,292 | 1,339 | *8,748* |
| Allowance for losses on interest refunds (Note 2.*l*) | 167,560 | 98,755 | 167,153 | *1,457,043* |
| Interest rate swaps (Note 14) | 6,714 | 9,599 | 8,193 | *58,383* |
| Other long-term liabilities | 2,209 | 2,332 | 2,163 | *19,209* |
| Total long-term liabilities | 1,078,146 | 1,167,899 | 1,214,025 | *9,375,183* |
| EQUITY (Notes 10 and 16): | | | | |
| Common stock, Authorized, 568,140,000 shares, issued, 142,035,000 shares at September 30, 2007 (unaudited), September 30, 2006 (unaudited) and March 31, 2007 | 83,317 | 83,317 | 83,317 | *724,496* |
| Capital surplus : | | | | |
| Additional paid-in capital | 104,126 | 104,126 | 104,126 | *905,443* |
| Retained earnings | 83,692 | 302,401 | 66,466 | *727,756* |
| Net unrealized gain on available-for-sale securities | 4,038 | 7,670 | 6,536 | *35,113* |
| Deferred loss on derivatives under hedge accounting (Note 14) | (4,782) | (6,370) | (5,752) | *(41,583)* |
| Treasury stock, at cost — 455,610 shares at September 30, 2007 (unaudited), 412,502 shares at September 30, 2006 (unaudited), and 412,835 shares at March 31, 2007 | (3,110) | (2,967) | (2,968) | *(27,043)* |
| Total | 267,281 | 488,177 | 251,725 | *2,324,182* |
| Minority interests | 5,580 | 7,163 | 5,420 | *48,522* |
| Total equity | 272,861 | 495,340 | 257,145 | *2,372,704* |
| TOTAL | ¥2,016,532 | ¥2,490,929 | ¥2,214,559 | *$17,535,061* |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF OPERATIONS

Aiful Corporation and Consolidated Subsidiaries
Six Months Ended September 30, 2007 and 2006 and Year Ended March 31, 2007

| | Millions of Yen | | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|---|
| | Six Months Ended September 30, | | Year Ended March 31, | Six Months Ended September 30, |
| | 2007 | 2006 | 2007 | 2007 |
| | (Unaudited) | (Unaudited) | | (Unaudited) |
| INCOME: | | | | |
| Interest on loans | ¥191,346 | ¥ 236,056 | ¥ 448,662 | $1,663,878 |
| Interest on credit card shopping loans | 7,112 | 6,195 | 12,754 | 61,844 |
| Interest on per-item shopping loans | 3,935 | 7,469 | 12,998 | 34,217 |
| Interest on loan guarantees | 4,349 | 4,669 | 9,187 | 37,817 |
| Interest on deposits, securities and other | 564 | 201 | 471 | 4,904 |
| Recovery of loans previously charged off | 2,374 | 2,328 | 4,023 | 20,644 |
| Other income | 5,594 | 4,968 | 12,914 | 48,644 |
| Total income | 215,274 | 261,886 | 501,009 | 1,871,948 |
| EXPENSES: | | | | |
| Interest on borrowings | 15,779 | 16,489 | 32,898 | 137,209 |
| Charge-offs and provision for doubtful accounts (Note 2.*l*) | 73,192 | 210,921 | 447,375 | 636,452 |
| Salaries and other employees' benefits | 22,328 | 29,329 | 55,136 | 194,156 |
| Advertising expenses | 3,926 | 9,082 | 15,074 | 34,139 |
| Rental expenses (Note 13) | 6,473 | 10,242 | 19,415 | 56,287 |
| Commissions and fees | 11,863 | 13,088 | 25,585 | 103,157 |
| Loss on impairment of long-lived assets (Note 8) | | 153 | 6,805 | |
| Depreciation and amortization | 6,172 | 7,363 | 19,251 | 53,670 |
| Provision for employees' retirement benefits | 595 | 634 | 1,372 | 5,174 |
| Provision for losses on interest refunds (Note 2.*l*) | 35,962 | 88,656 | 167,148 | 312,713 |
| Loss on interest refunds | | | 15,240 | |
| Loss from and provision for business restructuring (Note 12) | 61 | | 18,528 | 530 |
| Provision for clean-up costs of contaminated land | | | 630 | |
| Other expenses | 17,154 | 24,798 | 48,815 | 149,165 |
| Total expenses | 193,505 | 410,755 | 873,272 | 1,682,652 |
| INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS | 21,769 | (148,869) | (372,263) | 189,296 |
| INCOME TAXES: | | | | |
| Current | 4,643 | 14,439 | 15,795 | 40,374 |
| Deferred | (4,512) | 16,054 | 24,734 | (39,234) |
| Total income taxes | 131 | 30,493 | 40,529 | 1,140 |
| MINORITY INTERESTS IN NET INCOME (LOSS) | 163 | 202 | (1,541) | 1,417 |
| NET INCOME (LOSS) | ¥ 21,475 | ¥(179,564) | ¥(411,251) | $ 186,739 |

| | Yen | | | U.S. Dollars |
|---|---|---|---|---|
| AMOUNTS PER COMMON SHARE (Notes 2.*u* and 15): | | | | |
| Basic net income (loss) | ¥151.68 | ¥(1,267.91) | ¥(2,903.85) | $1.32 |
| Diluted net income | | | | |
| Cash dividends applicable to the year | | | 60.00 | |
| Cash dividends applicable to the period (Note 16) | 20.00 | 30.00 | | 0.17 |

*See notes to consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Aiful Corporation and Consolidated Subsidiaries
Six Months Ended September 30, 2007 and 2006 and Year Ended March 31, 2007

| | Thousands | Millions of Yen | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares of Common Stock Issued | Common Stock | Capital Surplus Additional Paid-in Capital | Retained Earnings | Net Unrealized Gain on Available-for-sale Securities | Deferred loss on Derivatives under Hedge Accounting | Treasury Stock | Total | Minority Interests | Total Equity |
| BALANCE, APRIL 1, 2007 | 142,035 | ¥83,317 | ¥104,126 | ¥ 66,466 | ¥ 6,536 | ¥ (5,752) | ¥(2,968) | ¥ 251,725 | ¥ 5,420 | ¥ 257,145 |
| Net income (unaudited) | | | | 21,475 | | | | 21,475 | | 21,475 |
| Cash dividends paid, ¥30 per share (unaudited) | | | | (4,249) | | | | (4,249) | | (4,249) |
| Purchase of treasury stock (42,775 shares) (unaudited) | | | | | | | (142) | (142) | | (142) |
| Net change in the period (unaudited) | | | | | (2,498) | 970 | | (1,528) | 160 | (1,368) |
| BALANCE, SEPTEMBER 30, 2007 (unaudited) | 142,035 | ¥83,317 | ¥104,126 | ¥ 83,692 | ¥ 4,038 | ¥ (4,782) | ¥(3,110) | ¥ 267,281 | ¥ 5,580 | ¥ 272,861 |
| BALANCE, APRIL 1, 2006 | 142,035 | ¥83,317 | ¥104,126 | ¥ 486,214 | ¥11,002 | | ¥(2,965) | ¥ 681,694 | ¥ 6,965 | ¥ 688,659 |
| Net loss (unaudited) | | | | (179,564) | | | | (179,564) | | (179,564) |
| Cash dividends paid, ¥30 per share (unaudited) | | | | (4,249) | | | | (4,249) | | (4,249) |
| Purchase of treasury stock (378 shares) (unaudited) | | | | | | | (2) | (2) | | (2) |
| Net change in the period (unaudited) | | | | | (3,332) | ¥ (6,370) | | (9,702) | 198 | (9,504) |
| BALANCE, SEPTEMBER 30, 2006 (unaudited) | 142,035 | ¥83,317 | ¥104,126 | ¥ 302,401 | ¥ 7,670 | ¥ (6,370) | ¥(2,967) | ¥ 488,177 | ¥ 7,163 | ¥ 495,340 |
| BALANCE, APRIL 1, 2006 | 142,035 | ¥83,317 | ¥104,126 | ¥ 486,214 | ¥11,002 | | ¥(2,965) | ¥ 681,694 | ¥ 6,965 | ¥ 688,659 |
| Net loss | | | | (411,251) | | | | (411,251) | | (411,251) |
| Cash dividends paid, ¥60 per share | | | | (8,497) | | | | (8,497) | | (8,497) |
| Net increase in treasury stock (711 shares) | | | | | | | (3) | (3) | | (3) |
| Net change in the period | | | | | (4,466) | ¥ (5,752) | | (10,218) | (1,545) | (11,763) |
| BALANCE, MARCH 31, 2007 | 142,035 | ¥83,317 | ¥104,126 | ¥ 66,466 | ¥ 6,536 | ¥ (5,752) | ¥(2,968) | ¥ 251,725 | ¥ 5,420 | ¥ 257,145 |

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Aiful Corporation and Consolidated Subsidiaries
Six Months Ended September 30, 2007 and 2006 and Year Ended March 31, 2007

| | Thousands of U.S. Dollars (Note 3) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Common Stock | Capital Surplus — Additional Paid-in Capital | Retained Earnings | Net Unrealized Gain on Available-for-sale Securities | Deferred loss on Derivatives under Hedge Accounting | Treasury Stock | Total | Minority Interests | Total Equity |
| BALANCE, APRIL 1, 2007 | $724,496 | $905,443 | $577,965 | $ 56,835 | $(50,017) | $(25,809) | $2,188,913 | $47,131 | $2,236,044 |
| Net income (unaudited) | | | 186,739 | | | | 186,739 | | 186,739 |
| Cash dividends paid, $0.26 per share (unaudited) | | | (36,948) | | | | (36,948) | | (36,948) |
| Purchase of treasury stock (42,775 shares) (unaudited) | | | | | | (1,234) | (1,234) | | (1,234) |
| Net change in the period (unaudited) | | | | (21,722) | 8,434 | | (13,288) | 1,391 | (11,897) |
| BALANCE, SEPTEMBER 30, 2007 (unaudited) | $724,496 | $905,443 | $727,756 | $ 35,113 | $(41,583) | $(27,043) | $2,324,182 | $48,522 | $2,372,704 |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

Aiful Corporation and Consolidated Subsidiaries
Six Months Ended September 30, 2007 and 2006 and Year Ended March 31, 2007

| | Millions of Yen | | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|---|
| | Six Months Ended September 30, | | Year Ended March 31, | *Six Months Ended September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| | (Unaudited) | (Unaudited) | | *(Unaudited)* |
| OPERATING ACTIVITIES: | | | | |
| Income (loss) before income taxes and minority interests | ¥ 21,769 | ¥(148,869) | ¥(372,263) | *$ 189,296* |
| Adjustments for: | | | | |
| Income taxes—paid | (11,172) | (25,123) | (32,844) | *(97,148)* |
| Depreciation and amortization | 6,172 | 7,363 | 19,251 | *53,670* |
| Loss on impairment of long-lived assets | | 153 | 6,805 | |
| (Decrease) increase in allowance for doubtful accounts | (58,116) | 114,419 | 235,858 | *(505,357)* |
| Increase in allowance for losses on interest refunds | 407 | 77,681 | 146,079 | *3,539* |
| (Decrease) increase in liability for retirement benefits | (332) | (36) | 10 | *(2,887)* |
| Amortization of bonds issue costs | 165 | 248 | 519 | *1,435* |
| Loss on write-down of investment securities | 4 | | 620 | *35* |
| Loss on sales of property and equipment | 18 | 1 | 123 | *157* |
| Loss on disposal of property and equipment | 486 | 217 | 1,965 | *4,226* |
| Changes in assets and liabilities net of effects from newly consolidated subsidiaries: | | | | |
| Decrease in loans | 184,229 | 75,966 | 211,328 | *1,601,991* |
| Decrease in installment accounts receivable and loan guarantees | 20,391 | 20,442 | 34,661 | *177,313* |
| Decrease (increase) in operational investment securities | 453 | 142 | (13) | *3,939* |
| Decrease (increase) in other receivables | 925 | (1,146) | (3,954) | *8,043* |
| (Increase) decrease in claims in bankruptcy | (1,963) | 279 | (5,957) | *(17,070)* |
| Decrease (increase) in inventories | 14 | (32) | (45) | *122* |
| (Increase) decrease in prepaid expenses | (89) | 725 | 743 | *(774)* |
| Decrease in long-term prepayments | 710 | 663 | 1,154 | *6,174* |
| Decrease in other current assets | 6,614 | 732 | 4,371 | *57,513* |
| (Decrease) increase in other current liabilities | (16,244) | (3,579) | 5,621 | *(141,252)* |
| Other—net | (615) | 272 | (3,474) | *(5,347)* |
| Total adjustments | 132,057 | 269,387 | 622,821 | *1,148,322* |
| Net cash provided by operating activities | 153,826 | 120,518 | 250,558 | *1,337,618* |
| INVESTING ACTIVITIES: | | | | |
| Capital expenditures | (7,035) | (4,653) | (11,269) | *(61,174)* |
| Decrease in loans | 29,966 | 49,935 | 19,986 | *260,574* |
| Purchases of investment securities | (954) | (1,183) | (1,676) | *(8,296)* |
| Other—net | 775 | 1,006 | 6,458 | *6,739* |
| Net cash provided by investing activities | ¥ 22,752 | ¥ 45,105 | ¥ 13,499 | *$ 197,843* |
| FINANCING ACTIVITIES: | | | | |
| Net decrease in short-term borrowings | (4,600) | (15,150) | (46,830) | *(40,000)* |
| Proceeds from long-term debt (net of bonds issue costs) | 58,501 | 155,851 | 441,905 | *508,704* |
| Repayments of long-term debt | (235,284) | (302,634) | (657,965) | *(2,045,948)* |
| Cash dividends paid | (4,249) | (4,249) | (8,497) | *(36,948)* |
| Acquisition of treasury stock | (142) | (2) | (4) | *(1,234)* |
| Net cash used in financing activities | (185,774) | (166,184) | (271,391) | *(1,615,426)* |
| FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS | 25 | 16 | 46 | *217* |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (9,171) | (545) | (7,288) | *(79,748)* |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 127,089 | 134,377 | 134,377 | *1,105,122* |
| CASH AND CASH EQUIVALENTS, END OF YEAR | ¥ 117,918 | ¥ 133,832 | ¥ 127,089 | *$ 1,025,374* |

*See notes to consolidated financial statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aiful Corporation and Consolidated Subsidiaries
Six Months Ended September 30, 2007 and 2006 (Unaudited)
and Year ended March 31, 2007

### 1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Financial Instruments and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2006 consolidated semiannual financial statements to conform to the classifications used in 2007 consolidated semiannual financial statements.

The consolidated semiannual financial statements and notes thereto, as of and for the six months ended September 30, 2007 and 2006 presented herein, have not been audited.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***a. Consolidation***—The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its eleven significant subsidiaries (thirteen for the six months ended September 30, 2006 and eleven for the year ended March 31, 2007) (together, the "Group"). Consolidation of the remaining twenty (nineteen for the six months ended September 30, 2006 and eighteen for the year ended March 31, 2007) unconsolidated subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB, which were wholly owned subsidiaries of the Company.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in four unconsolidated subsidiaries (three for the six months ended September 30, 2006 and three for the year ended March 31, 2007) and two associated companies are stated at cost. Investments in the remaining sixteen (sixteen for the six months ended September 30, 2006 and fifteen for the year ended March 31, 2007) unconsolidated subsidiaries, which are limited liability investment partnerships and similar partnerships, are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over the estimated period (not to exceed 20 years), in which economic benefits are expected to be realized. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

***b. Business Combination***—The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the accounting standard for business combinations was applied to it.

*c.* ***Cash Equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

*d.* ***Operational investment securities held by venture capital subsidiary and investment securities***—Operational investment securities held by a venture capital company and investment securities, all of which are classified as available-for-sale securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, operational investment securities and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

*e.* ***Property and Equipment***—Property and equipment are stated at cost. Depreciation of property and equipment of the Company and its consolidated subsidiaries is computed by the declining-balance method, except that the straight-line method is applied to the buildings of the Company's consolidated subsidiaries acquired on and after April 1, 1998. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 17 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

*f.* ***Long-lived assets***—The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

*g.* ***Software***—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

*h.* ***Liability for Retirement Benefits***—The Company and certain consolidated subsidiaries have a defined contribution pension plan and a prepaid retirement benefits plan. Contributions to the defined contribution plan and payments to the prepaid retirement benefits plan are charged to income when made.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The liability for retirement benefits in the consolidated balance sheet is for directors and corporate auditors.

*i.* ***Allowances for Doubtful Accounts***—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

*j.* ***Allowance for clean-up costs of contaminated land***—The allowance for clean-up costs of contaminated land is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

*k.* ***Allowance for losses from business restructuring***—The allowance for losses from business restructuring is provided at an estimated amount of future costs related to closure of outlets and other restructuring activities.

*l.* ***Allowance for losses on interest refunds***—The limit of interest rates is regulated by two laws—"Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if moneylenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries

have loaned money at rates between the limit set by the two laws, and have in the past charged refund costs to income as incurred. However, the growing number of claims against the Company and certain consolidated subsidiaries has increased the materiality of the financial effects of the situation. So, the Company and certain consolidated subsidiaries decided to record a provision of ¥21,074 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No.37 "Audit Guidance for Consumer Finance Companies' Recording of Provisions for Losses on Interest Refunds," which became effective for accounting periods ending on or after September 1, 2006. The Group changed the method of estimating allowance for losses on interest refunds in accordance with the new guidelines.

The differences between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the fiscal year ended March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the fiscal year ended March 31, 2007 in accordance with Report No. 37, was recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥107,013 million and "Provision for losses on interest refunds" in the amount of ¥69,312 million in the consolidated statements of operations for the period ended September 30, 2006 (unaudited) and the year ended March 31, 2007. At September 30, 2007 and 2006 (unaudited) and March 31, 2007, the Group recorded an allowance of ¥167,560 million ($1,457,043 thousand), ¥98,755 million and ¥167,153 million, respectively, as "Allowance for losses on interest refunds." In addition, the estimated amount of interest refunds of ¥140,611 million ($1,222,704 thousand), ¥129,368 million and ¥195,546 million which were expected to be preferentially set off against loans was recorded as "Allowance for doubtful accounts" for the Company and certain consolidated subsidiaries at September 30, 2007 and 2006 (unaudited) and March 31, 2007, respectively.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience, the recent situation regarding interest refunds and other factors.

*m.* ***Leases***—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

*n.* ***Income Taxes***—The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

*o.* ***Appropriations of Retained Earnings***—Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon the Board of Directors' approval.

*p.* ***Foreign Currency Transactions***—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

*q.* ***Revenue recognition*** :

***Interest on Loans***—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

***Interest on credit card shopping loans, Interest on per-item shopping loans***—Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

***Interest on loan guarantees***—Interest on loan guarantees is recorded by the remaining principal method.

*r.* ***Interest on Borrowings***—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

*s.* ***Bond Issue Costs***—Amortization is calculated by the straight-line method over the term of the related bond issue. Bond issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

*t. Derivatives and Hedging Activities*—The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of operations, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

*u. Per Share Information*—Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were converted into common stock and assumes full exercise of outstanding stock options. Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

*v. New Accounting Pronouncements:*

*Lease Accounting*—On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions should be capitalized.

The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

The Group expects to adopt this revised accounting standard as of April 1, 2008.

## 3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and have been made at the rate of ¥115 to $1, the approximate rate of exchange at September 30, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

## 4. LOANS

Loans at September 30, 2007 and 2006 (unaudited) and March 31, 2007 consisted of the following (before allowance for doubtful loans):

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Unsecured | ¥1,397,591 | ¥1,652,362 | ¥1,537,905 | *$12,152,965* |
| Secured | 265,598 | 325,322 | 291,716 | *2,309,548* |
| Small business loans | 147,645 | 167,536 | 155,642 | *1,283,870* |
| Total | ¥1,810,834 | ¥2,145,220 | ¥1,985,263 | *$15,746,383* |
| Off-balance sheet securitized loans | (82,374) | (97,169) | (72,574) | *(716,296)* |
| Net | ¥1,728,460 | ¥2,048,051 | ¥1,912,689 | *$15,030,087* |

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

| | Millions of Yen | | | Thousands of U.S. Dollars |
|---|---|---|---|---|
| | September 30, | | March 31, | September 30, |
| | 2007 | 2006 | 2007 | 2007 |
| Loans in legal bankruptcy | ¥ 42,162 | ¥ 34,031 | ¥ 43,008 | *$ 366,626* |
| Nonaccrual loans | 184,229 | 145,947 | 180,819 | *1,601,991* |
| Accruing loans contractually past due three months or more as to principal or interest payments | 37,649 | 48,448 | 36,665 | *327,383* |
| Restructured loans | 71,661 | 58,528 | 67,554 | *623,139* |
| Total | ¥335,701 | ¥286,954 | ¥328,046 | *$2,919,139* |

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery. Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded. The securitized loans, which are not recognized on the balance sheets, amounted to ¥82,374 million ($716,296 thousand) and ¥97,169 million at September 30, 2007 and 2006 (unaudited), respectively and ¥72,574 million at March 31, 2007.

At September 30, 2007 and 2006 (unaudited) and March 31, 2007, the Group had balances related to revolving loan contracts aggregating ¥1,690,661 million ($14,701,400 thousand) and ¥1,993,586 million and ¥1,853,125 million, respectively, whereby the Group is obligated to advance funds up to a predetermined amount upon request. At September 30, 2007 and 2006 (unaudited) and March 31, 2007, the balances of unadvanced commitments were ¥5,828,856 million ($50,685,704 thousand), ¥5,528,270 million and ¥5,745,183 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

## 5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at September 30, 2007 and 2006 (unaudited) and March 31, 2007, consisted of the following:

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2007 | | September 30, 2006 | | March 31, 2007 | |
| | Receivables | Unearned income | Receivables | Unearned income | Receivables | Unearned income |
| Credit card shopping loans | ¥118,185 | ¥ 833 | ¥106,856 | ¥ 594 | ¥117,222 | ¥ 1,088 |
| Per-item shopping loans | 83,450 | 4,860 | 150,887 | 9,451 | 112,518 | 7,181 |
| Total | ¥201,635 | ¥5,693 | ¥257,743 | ¥10,045 | ¥229,740 | ¥ 8,269 |
| Off-balance sheet securitized installment accounts receivable | (47,103) | | (68,604) | | (54,817) | |
| Net | ¥154,532 | ¥5,693 | ¥189,139 | ¥10,045 | ¥174,923 | ¥ 8,269 |

| | *Thousands of U.S. Dollars* | |
|---|---|---|
| | *September 30, 2007* | |
| | *Receivables* | *Unearned income* |
| Credit card shopping loans | *$1,027,696* | *$ 7,243* |
| Per-item shopping loans | *725,652* | *42,261* |
| Total | *$1,753,348* | *$49,504* |
| Off-balance sheet securitized installment accounts receivable | *(409,591)* | |
| Net | *$1,343,757* | *$49,504* |

In addition, the Group has unearned income of ¥2 million ($17 thousand), ¥6 million and ¥3 million at September 30, 2007 and 2006 (unaudited) and March 31, 2007, respectively, which was included in other current liabilities, related to loans other than those shown in the above table.

## 6. LOAN GUARANTEES AND OBLIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥158 million ($1,374 thousand) and ¥208 million and ¥181 million at September 30, 2007 and 2006 (unaudited) and March 31, 2007, respectively, which was included in other current liabilities.

## 7. OPERATIONAL INVESTMENT SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Operational investment and investment securities at September 30, 2007 and 2006 (unaudited) and March 31, 2007 consisted of the following:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Current: | | | | |
| Equity securities | ¥ 1,340 | ¥ 1,655 | ¥ 1,837 | *$ 11,652* |
| Non-current: | | | | |
| Equity securities | ¥14,933 | ¥22,954 | ¥19,591 | *$129,852* |
| Other | 1,180 | 1,463 | 1,392 | *10,261* |
| Total | ¥16,113 | ¥24,417 | ¥20,983 | *$140,113* |

The carrying amounts and fair values of operational investment and investment securities at September 30, 2007 and 2006 (unaudited) and March 31, 2007 were as follows:

| | Millions of Yen | | | |
|---|---|---|---|---|
| | September 30, 2007 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as Available-for-sale-Equity securities | ¥7,548 | ¥6,523 | ¥77 | ¥13,994 |

| | Millions of Yen | | | |
|---|---|---|---|---|
| | September 30, 2006 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as Available-for-sale-Equity securities | ¥8,584 | ¥12,719 | ¥99 | ¥21,204 |

| | Millions of Yen | | | |
|---|---|---|---|---|
| | March 31, 2007 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as Available-for-sale-Equity securities | ¥7,559 | ¥11,020 | ¥ 59 | ¥18,520 |

| | Thousands of U.S. Dollars | | | |
|---|---|---|---|---|
| | September 30, 2007 | | | |
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Securities classified as Available-for-sale-Equity securities | $ 65,635 | $56,722 | $ 670 | $121,687 |

Available-for-sale securities whose fair value is not readily determinable as of September 30, 2007 and 2006 (unaudited) and March 31, 2007 were as follows:

| | Carrying amount | | | |
|---|---|---|---|---|
| | Millions of Yen | | | Thousands of U.S. Dollars |
| | September 30, 2007 | September 30, 2006 | March 31, 2007 | September 30, 2007 |
| Available-for-sale: | | | | |
| Equity securities | ¥2,279 | ¥3,405 | ¥2,908 | $19,817 |
| Investments in limited liability investment partnerships | 680 | 963 | 892 | 5,913 |
| Other | 500 | 500 | 500 | 4,348 |
| Total | ¥3,459 | ¥4,868 | ¥4,300 | $30,078 |

Proceeds from sales of available-for-sale securities for the six months ended September 30, 2007 and 2006 and for the years ended March 31, 2007 were ¥921 million ($8,009 thousand) (unaudited), ¥634 million (unaudited) and ¥5,070 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, for the six months ended September 30, 2007 and 2006 and for the year ended March 31, 2007 were ¥304 million ($2,643 thousand) (unaudited), ¥563 million (unaudited) and ¥3,510 million, respectively, and gross realized losses for the six months ended September 30, 2007 and for the year ended March 31, 2007 were ¥22 million ($191 thousand) (unaudited) and ¥92 million, respectively.

The carrying values of debt securities by contractual maturities are not disclosed because the Company had no such securities at September 30, 2007.

## 8. LONG-LIVED ASSETS

***Period ended September 30, 2007***

No impairment loss was recognized for the period ended September 30, 2007.

***Period ended September 30, 2006***

The Group reviewed their long-lived assets for impairment and as of the period ended September 30, 2006 (unaudited) as a result, recognized an impairment loss for the following long-lived assets.

| September 30, 2006 | | |
|---|---|---|
| Location | Description | Classification |
| Utsunomiya-shi, Tochigi Prefecture | Idle real estate | Land, buildings and structures |
| Nasu-gun, Tochigi Prefecture | Idle real estate | Land |

The following table summarizes the Group's asset grouping:

| Business Classification | Asset grouping |
|---|---|
| Financial services and venture capital | Each business entity except for idle real estate and real estate held for sale is the minimum unit |
| Real estate business | Each real estate for rent is the minimum unit |

The Group recognized an impairment loss for certain real estate business due to significant decline in market value of the relevant real estate for rent or operating loss of that unit. The Group also recognized an impairment loss for certain idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

| | Loss on impairment of long-lived assets |
|---|---|
| | Millions of Yen |
| | September 30, 2006 |
| Buildings and structures | ¥122 |
| Land | 31 |
| Total | ¥153 |

The recoverable amount of each asset grouping was measured as follows:

Idle real estate—Net selling price determined by quotation from a real-estate appraiser, agents or others.

Real estate for rent—The higher of its value in use (discount rate used for computation of present value of future cash flows was 1.85%) or net selling price determined by quotation from a real-estate appraiser.

***Year ended March 31, 2007***

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2007.

| | | March 31, 2007 |
|---|---|---|
| | | Impairment loss |
| Description | Classification | Millions of Yen |
| Office building and residential apartment, for rent | Land, Buildings and structures, Furniture and fixtures and other | ¥1,307 |
| Idle real estate | Land, Buildings and structures and other | 180 |
| Outlets which the Company decided to close | Buildings and structures, Furniture and fixtures, Leased property and other | 5,318 |

The following table summarizes the Group's asset grouping:

| Business Classification | Asset grouping |
|---|---|
| Financial services and venture capital | Each business entity except for idle real estate and real estate held for sale is the minimum unit. Outlets which the Group decided to close are grouped in another unit. |
| Real estate business | Each real estate for rent is the minimum unit. |

The Group recognized an impairment loss for certain real estate business and idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

| | Loss on impairment of long-lived assets |
|---|---|
| | Millions of Yen |
| | March 31, 2007 |
| Buildings and structures | ¥3,795 |
| Furniture and fixtures | 1,223 |
| Land | 1,319 |
| Leased assets | 135 |
| Other | 333 |
| Total | ¥6,805 |

The recoverable amount of each asset grouping was measured as follows;

Real estate for rent and idle real estate—Net selling price calculated based on evaluation of salable price for each asset.

Outlets which the Group decided to close—Their value in use, calculated as the amount equal to the depreciation expenses to be charged through the point of the closure of outlets.

## 9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at September 30, 2007 and 2006 (unaudited) and March 31, 2007 consisted of the following:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Commercial paper, 0.49% to 0.60% at September 30, 2006 | | ¥ 20,000 | | |
| Loans from banks, 1.43% to 2.13% (1.02% to 1.93% at September 30, 2006 and 1.18% to 2.18% at March 31, 2007) | ¥13,730 | 12,950 | ¥16,010 | *$119,391* |
| Loans from other financial institutions, 1.88% to 1.95% (1.35% to 1.63% at September 30, 2006 and 1.63% to 1.88% at March 31, 2007) | 15,000 | 16,000 | 15,000 | *130,435* |
| Other (principally from factoring companies and securitized loan), 2.45% (0.79% to 2.50% at September 30, 2006 and 2.40% at March 31, 2007) | 58,040 | 74,100 | 60,360 | *504,696* |
| Total | ¥86,770 | ¥123,050 | ¥91,370 | *$754,522* |

Long-term debt at September 30, 2007 and 2006 (unaudited) and March 31, 2007 consisted of the following:

| | Millions of Yen | | | Thousands of U.S. Dollars |
|---|---|---|---|---|
| | September 30, | | March 31, | September 30, |
| | 2007 | 2006 | 2007 | 2007 |
| Loans from banks, 0.95% to 2.90%, due serially to 2012 (0.78% to 2.90%, due serially to 2011 at September 30, 2006 and 0.95% to 2.72%, due serially to 2012 at March 31, 2007) | ¥ 567,829 | ¥ 686,630 | ¥ 654,,443 | $ 4,937644 |
| Loans from other financial institutions, 1.35% to 2.90%, due serially to 2012 (1.04% to 3.05%, due serially to 2011 at September 30, 2006 and 1.27% to 2.85%, due serially to 2012 at March 31, 2007) | 144,008 | 203,307 | 173,335 | 1,252,243 |
| Syndicated loans, 0.79% (0.79% to 1.34%, due serially to 2010 at September 30, 2006 and 0.79%, due serially to 2010 at March 31, 2007) | 7,411 | 46,520 | 11,243 | 64,443 |
| Unsecured 1.30% yen straight bonds due 2006 | | 18,500 | | |
| Unsecured 1.66% to 2.51% yen straight bonds, due 2007 | | 43,000 | 43,000 | |
| Unsecured 0.45% to 2.48% yen straight bonds, due 2008 | 61,000 | 61,000 | 61,000 | 530,435 |
| Unsecured 1.01% to 3.28% yen straight bonds, due 2009 | 68,000 | 68,000 | 68,000 | 591,304 |
| Unsecured 0.80% to 3.00% yen straight bonds, due 2010 | 70,000 | 70,000 | 70,000 | 608,696 |
| Unsecured 1.50% to 1.58% yen straight bonds, due 2011 | 20,000 | 20,000 | 20,000 | 173,913 |
| Unsecured 1.20% to 1.99% yen straight bonds, due 2012 (1.20% to 1.63% at September 30, 2006 and 1.20% to 1.99% at March 31, 2007) | 30,000 | 20,000 | 30,000 | 260,870 |
| Unsecured 1.74% yen straight bonds, due 2013 | 10,000 | 10,000 | 10,000 | 86,957 |
| Unsecured 1.99% yen straight bonds, due 2015 | 10,000 | 10,000 | 10,000 | 86,957 |
| Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 | 108,500 | 108,500 | 108,500 | 943,478 |
| Unsecured 6.00% U.S. dollar straight bonds, due 2011 | 57,600 | | 57,600 | 500,869 |
| Unsecured 2.21% medium-term notes, due 2007 | | 1,000 | | |
| Unsecured 3.00% medium-term notes, due 2008 | 3,000 | 3,000 | 3,000 | 26,087 |
| Unsecured 3.50% medium-term notes, due 2015 | 15,000 | 15,000 | 15,000 | 130,435 |
| Other (principally from leasing companies and securitized loan), 1.10% to 2.35%, due serially to 2012 (0.65% to 2.35%, due serially to 2011 at September 30, 2006 and 0.79% to 2.30%, due serially to 2012 at March 31, 2007) | 89,761 | 123,306 | 103,771 | 780,530 |
| Total | 1,262,109 | 1,507,763 | 1,438,892 | 10,974,861 |
| Less current portion | (361,507) | (452,533) | (404,241 ) | (3,143,539) |
| Long-term debt, less current portion | ¥ 900,602 | ¥1,055,230 | ¥1,034,651 | $ 7,831,322 |

Annual maturities of long-term debt at September 30, 2007 (unaudited) were as follows:

| Year Ending March 31 | Millions of Yen | Thousands of U.S. Dollars |
|---|---|---|
| 2008 | ¥ 361,507 | $ 3,143,539 |
| 2009 | 300,745 | 2,615,174 |
| 2010 | 346,802 | 3,015,670 |
| 2011 | 97,516 | 847,965 |
| 2012 | 108,964 | 947,513 |
| 2013 and thereafter | 46,575 | 405,000 |
| Total | ¥1,262,109 | $10,974,861 |

At September 30, 2007 (unaudited), the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Loans | ¥316,301 | *$2,750,443* |
| Installment accounts receivable | 48,090 | *418,174* |
| Other current assets | 98 | *852* |
| Property and equipment, net of accumulated depreciation | 1,269 | *11,035* |
| Total | ¥365,758 | *$3,180,504* |
| Related liabilities: | | |
| Short-term borrowings | ¥ 58,040 | *$ 504,696* |
| Long-term debt (including current portion of long-term debt) | 231,251 | *2,010,878* |
| Total | ¥289,291 | *$2,515,574* |

The above table includes loans related to securitized loans of ¥150,642 million ($1,309,930 thousand), and related liabilities (Long-term debt including current portion) of ¥87,411 million ($760,096 thousand).

If requested by lending financial institutions, the Group has committed to pledge loans and installment accounts receivables of ¥214,470 million ($1,864,957 thousand) as collateral in addition to those shown in the above table. At September 30, 2007 (unaudited), related liabilities for which lending financial institutions can request the Group to pledge additional collateral consisted of the following:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| LONG-TERM DEBT (INCLUDING CURRENT PORTION OF LONG-TERM DEBT) | ¥203,413 | *$1,768,809* |

At September 30, 2007 (unaudited), other current assets amounting to ¥1,332 million ($11,583 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants, including amount of equity, the equity ratio, and covenants based on specified operational indices such as the ratio of loss on interest refunds to equity. As of September 30, 2007, the Company has violated the covenants of a securitized borrowing. This securitized borrowing is to be redeemed early in accordance with its contracts, but this will not have a direct impact on the Company's cash flow since the redemptions are funded by collections of loans which are collateral for the securitized borrowing.

## 10. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

### (a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the

amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

### (b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

### (c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

## 11. STOCK OPTION

The stock option outstanding as of March 31, 2007 was as follows:

| Stock Option | Persons Granted | Number of Options granted | Date of Grant | Exercise Price | Exercise Period |
|---|---|---|---|---|---|
| 2004 Stock Option | 26 Company's and subsidiaries' directors<br>426 Company's and subsidiaries' key employees | 347,400 shares | June 25, 2004 | ¥7,774 | From July 1, 2006 To June 30, 2009 |
| 2005 Stock Option | 31 Company's and subsidiaries' directors<br>454 Company's and subsidiaries' key employees | 374,400 shares | June 24, 2005 | ¥8,420 | From July 1, 2007 To June 30, 2010 |

Stock option outstanding as of September 30, 2007 and 2006 is not presented herein, as such information is not required to be disclosed if certain criteria are met under Japanese GAAP.

## 12. LOSS FROM AND PROVISION FOR BUSINESS RESTRUCTURING

No loss from business restructuring was recognized for the period ended September 30, 2006. The components of the Group's loss from business restructuring for the six months ended September 30, 2007 (unaudited) and for the year ended March 31, 2007 were as follows:

| | Millions of Yen | Millions of Yen | *Thousands of U.S.Dollars* |
|---|---|---|---|
| | September 30, 2007 | March 31, 2007 | *September 30, 2007* |
| Loss from business restructuring: | | | |
| Special severance payments | ¥19 | ¥4,058 | *$165* |
| Cost related to closure of outlets | 8 | 2,111 | *69* |
| Other | 34 | 1,043 | *296* |
| Total | ¥61 | ¥7,212 | *$530* |

No provision for business restructuring was recognized for the periods ended September 30, 2007 and 2006. The components of the Group's provision for business restructuring for the year ended March 31, 2007 were as follows:

| | Millions of Yen |
|---|---|
| | March 31, 2007 |
| Provision for business restructuring: | |
| Cost related to closure of outlets | ¥ 5,818 |
| Re-employment support cost and other | 5,498 |
| Total | ¥11,316 |

## 13. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases, for the six months ended September 30, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* | |
|---|---|---|---|---|
| | Total Rental Expenses | Lease Payments Under Finance Leases | *Total Rental Expenses* | *Lease Payments Under Finance Leases* |
| Six Months Ended September 30: | | | | |
| 2007 | ¥ 6,473 | ¥ 413 | *$56,287* | *$3,591* |
| 2006 | 10,242 | 1,299 | | |
| Year Ended March 31: | | | | |
| 2007 | ¥19,415 | ¥2,326 | | |

For the year ended March 31, 2007, the Group recorded an impairment loss of ¥135 million on certain leased property held under finance leases that do not transfer ownership and an allowance for impairment loss on leased property, which is included in other current liabilities.

Pro forma information of leased property including acquisition cost, accumulated depreciation, accumulated impairment loss, obligations under finance leases, depreciation expense, and interest expense and other information of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the six months ended September 30, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 was as follows:

| | As of September 30, 2007 | | | |
|---|---|---|---|---|
| | Millions of Yen | | | |
| | Machinery and Equipment | Furniture and Fixtures | Buildings and Structures | Total |
| Acquisition cost | ¥40 | ¥3,100 | ¥9 | ¥3,149 |
| Accumulated depreciation | 26 | 2,422 | 8 | 2,456 |
| Accumulated impairment loss | | 3 | | 3 |
| Net leased property | ¥14 | ¥ 675 | ¥1 | ¥ 690 |

| | As of September 30, 2006 | | | |
|---|---|---|---|---|
| | Millions of Yen | | | |
| | Machinery and Equipment | Furniture and Fixtures | Buildings and Structures | Total |
| Acquisition cost | ¥99 | ¥9,826 | ¥9 | ¥9,934 |
| Accumulated depreciation | 67 | 7,644 | 6 | 7,717 |
| Net leased property | ¥32 | ¥2,182 | ¥3 | ¥2,217 |

| | As of March 31, 2007 | | | |
|---|---|---|---|---|
| | Millions of Yen | | | |
| | Machinery and Equipment | Furniture and Fixtures | Buildings and Structures | Total |
| Acquisition cost | ¥64 | ¥7,304 | ¥9 | ¥7,377 |
| Accumulated depreciation | 47 | 6,085 | 7 | 6,139 |
| Accumulated impairment loss | | 135 | | 135 |
| Net leased property | ¥17 | ¥1,084 | ¥2 | ¥1,103 |

| | *As of September 30, 2007* | | | |
|---|---|---|---|---|
| | *Thousands of U.S. Dollars* | | | |
| | *Machinery and Equipment* | *Furniture and Fixtures* | *Buildings and Structures* | *Total* |
| Acquisition cost | *$348* | *$26,957* | *$78* | *$27,383* |
| Accumulated depreciation | *226* | *21,061* | *70* | *21,357* |
| Accumulated impairment loss | | *26* | | *26* |
| Net leased property | *$122* | *$ 5,870* | *$ 8* | *$ 6,000* |

Obligations under finance leases:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Due within one year | ¥444 | ¥1,490 | ¥ 771 | *$3,861* |
| Due after one year | 269 | 782 | 495 | *2,339* |
| Total | ¥713 | ¥2,272 | ¥1,266 | *$6,200* |

An allowance for impairment loss on leased property of ¥3 million ($26 thousand) and ¥135 million as of September 30, 2007 and March 31, 2007, respectively, is included in obligations under finance leases.

Depreciation expense, interest expense and other information under finance leases:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Depreciation expense | ¥406 | ¥1,230 | ¥2,195 | *$3,530* |
| Interest expense | 9 | 32 | 52 | *78* |
| Reversal of allowance for impairment loss on leased property | 132 | | | *1,148* |
| Impairment loss | | | 135 | |

Depreciation expense, interest expense, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases at September 30, 2007 and 2006 (unaudited) and March 31, 2007 were as follows:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Due within one year | ¥66 | ¥159 | ¥77 | *$574* |
| Due after one year | 30 | 38 | 9 | *261* |
| Total | ¥96 | ¥197 | ¥86 | *$835* |

## 14. DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures and foreign currency exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures and foreign currency exposures inherent within its business. Accordingly, market and foreign exchange risks in these derivatives are theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization process and credit limit amount.

Market value information about derivative instruments at September 30, 2007 and 2006 (unaudited) and March 31, 2007 was as follows:

| **Interest rate related** | **Millions of Yen** | | | ***Thousand of U.S. Dollars*** | | |
|---|---|---|---|---|---|---|
| **Six months ended September 30, 2007** | **Contract value** | **Fair value** | **Unrealized loss** | ***Contract value*** | ***Fair value*** | ***Unrealized loss*** |
| Interest rate caps agreements Buying | ¥65,000 | | ¥55 | *$565,217* | | *$478* |

| **Interest rate related** | **Millions of Yen** | | |
|---|---|---|---|
| **Six months ended September 30, 2006** | **Contract Value** | **Fair value** | **Unrealized loss** |
| Interest rate caps agreements Buying | ¥40,000 | ¥4 | ¥54 |

| **Interest rate related** | **Millions of Yen** | | |
|---|---|---|---|
| **Year ended March 31, 2007** | **Contract Value** | **Fair value** | **Unrealized loss** |
| Interest rate caps agreements Buying | ¥60,000 | | ¥68 |

Derivative instruments which qualify for hedge accounting at September 30, 2007 and 2006 (unaudited) and March 31, 2007 are excluded from disclosure of market value information above.

## 15. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share ("EPS") for the six months ended September 30, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 is as follows:

| | **Yen in millions** | **Thousands of shares** | **Yen** | ***Dollars*** |
|---|---|---|---|---|
| | **Net income (loss)** | **Weighted average shares** | **EPS** | |
| **For the six months ended September 30, 2007:** | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | ¥ 21,475 | 141,585 | ¥ 151.68 | *$1.32* |
| **For the six months ended September 30, 2006:** | | | | |
| Basic EPS | | | | |
| Net loss available to common shareholders | ¥(179,564) | 141,622 | ¥(1,267.91) | |
| **For the year ended March 31, 2007:** | | | | |
| Basic EPS | | | | |
| Net loss available to common shareholders | ¥(411,251) | 141,622 | ¥(2,903.85) | |

Diluted net loss per share for the period ended September 30, 2006 and the year ended March 31, 2007 was not disclosed because of the Group's net loss position and also because no dilutive securities were outstanding.

Diluted net income per share for the six months ended September 30, 2007 was not disclosed because no dilutive securities were outstanding.

## 16. SUBSEQUENT EVENTS (UNAUDITED)

### *Appropriations of Retained Earnings*

On November 5, 2007, the Board of Directors of the Company resolved to pay interim cash dividends to shareholders of record on September 30, 2007 as follows:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Interim cash dividends, ¥20 ($0.17) per share | ¥2,832 | *$24,626* |

## 17. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

* * * * * *

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## NON-CONSOLIDATED BALANCE SHEETS

Aiful Corporation
September 30, 2007 and 2006 and March 31, 2007

| | Millions of Yen | | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|---|
| | September 30, | | March 31, | September 30, |
| | 2007 | 2006 | 2007 | 2007 |
| | (Unaudited) | (Unaudited) | | (Unaudited) |
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash and cash equivalents | ¥ 61,838 | ¥ 78,174 | ¥ 75,178 | $ 537,722 |
| Time deposits | 3,078 | 78 | 78 | 26,765 |
| Loans, loan guarantees and receivables | | | | |
| Loans (Notes 4 and 7) | 1,166,767 | 1,425,810 | 1,298,612 | 10,145,800 |
| Loan guarantees | 56,740 | 61,438 | 58,914 | 493,391 |
| Other receivables | 4,208 | 2,993 | 3,776 | 36,591 |
| Allowance for doubtful accounts (Note 2.*l*) | (218,001) | (187,668) | (262,186) | (1,895,661) |
| Prepaid expenses | 2,090 | 2,641 | 2,578 | 18,174 |
| Deferred tax assets | 12,742 | 8,441 | 9,333 | 110,800 |
| Other current assets (Note 7) | 15,372 | 24,054 | 52,212 | 133,670 |
| Total current assets | 1,104,334 | 1,415,961 | 1,238,495 | 9,607,252 |
| PROPERTY AND EQUIPMENT | | | | |
| Land | 6,762 | 6,762 | 6,762 | 58,800 |
| Buildings and structures (Note 6) | 19,887 | 28,759 | 24,766 | 172,931 |
| Machinery and equipment | 161 | 161 | 161 | 1,400 |
| Furniture and fixtures (Note 6) | 19,685 | 23,624 | 22,067 | 171,174 |
| Construction in progress (Note 6) | 1,060 | 325 | 760 | 9,217 |
| Total | 47,555 | 59,631 | 54,516 | 413,522 |
| Accumulated depreciation | (21,140) | (26,480) | (26,697) | (183,826) |
| Net property and equipment | 26,415 | 33,151 | 27,819 | 229,696 |
| INVESTMENTS AND OTHER ASSETS: | | | | |
| Investment securities (Note 5) | 14,156 | 22,005 | 18,879 | 123,096 |
| Investments in and advances to subsidiaries (Note 11) | 351,164 | 404,196 | 388,096 | 3,053,600 |
| Claims in bankruptcy (Note 4) | 35,110 | 27,769 | 33,518 | 305,304 |
| Software, net | 12,743 | 11,081 | 11,993 | 110,809 |
| Long-term loans (less current portion) | 5 | 14 | | 43 |
| Lease deposits | 7,529 | 8,751 | 8,469 | 65,470 |
| Long-term prepayments | 1,372 | 1,941 | 1,545 | 11,930 |
| Deferred tax assets | 862 | | | 7,496 |
| Other assets (Note 6) | 1,413 | 1,904 | 1,778 | 12,286 |
| Allowance for doubtful accounts | (64,369) | (20,136) | (69,765) | (559,730) |
| Total investments and other assets | 359,985 | 457,525 | 394,513 | 3,130,304 |
| TOTAL | ¥ 1,491,234 | ¥ 1,906,637 | ¥ 1,660,827 | $12,967,252 |

## NON-CONSOLIDATED BALANCE SHEETS

Aiful Corporation
September 30, 2007 and 2006 and March 31, 2007

| | Millions of Yen | | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|---|
| | September 30, | | March 31, | September 30, |
| | 2007 | 2006 | 2007 | 2007 |
| | (Unaudited) | (Unaudited) | | (Unaudited) |
| **LIABILITIES AND EQUITY** | | | | |
| CURRENT LIABILITIES: | | | | |
| Short-term borrowings (Note 7) | ¥ 16,000 | ¥ 33,000 | ¥ 16,000 | $ 139,130 |
| Current portion of long-term debt (Note 7) | 249,508 | 349,149 | 300,601 | 2,169,635 |
| Trade notes payable | 24 | 2,648 | 31 | 209 |
| Trade accounts payable | 5,810 | 5,433 | 10,698 | 50,522 |
| Obligation under loan guarantees | 56,740 | 61,438 | 58,914 | 493,391 |
| Income taxes payable | 183 | 11,571 | 38 | 1,591 |
| Accrued expenses | 5,532 | 6,090 | 5,924 | 48,104 |
| Allowance for losses from business restructuring (Note 10) | 695 | | 4,381 | 6,044 |
| Allowance for clean-up costs of contaminated land | | | 630 | |
| Other current liabilities | 997 | 1,000 | 1,313 | 8,670 |
| Total current liabilities | 335,489 | 470,329 | 398,530 | 2,917,296 |
| LONG-TERM LIABILITIES: | | | | |
| Long-term debt (less current portion)(Note 7) | 755,552 | 885,507 | 874,360 | 6,570,017 |
| Deferred tax liabilities | | 691 | 426 | |
| Liability for retirement benefits | 931 | 1,223 | 1,255 | 8,096 |
| Allowance for losses on interest refunds (Note 2.l) | 124,744 | 79,757 | 122,956 | 1,084,730 |
| Interest rate swaps | 6,714 | 9,599 | 8,193 | 58,383 |
| Other long-term liabilities | 269 | 136 | 102 | 2,339 |
| Total long-term liabilities | 888,210 | 976,913 | 1,007,292 | 7,723,565 |
| EQUITY (Notes 8 and 14): | | | | |
| Common stock, Authorized, 568,140,000 shares; issued, 142,035,000 shares at September 30 2007 (unaudited), September 30, 2006 (unaudited) and March 31,2007 | 83,317 | 83,317 | 83,317 | 724,496 |
| Capital surplus — | | | | |
| Additional paid-in capital | 90,225 | 90,225 | 90,225 | 784,565 |
| Retained earnings: | | | | |
| Legal reserve | 1,566 | 1,566 | 1,566 | 13,617 |
| Unappropriated | 96,402 | 286,242 | 82,241 | 838,278 |
| Net unrealized gain on available-for-sale securities | 3,917 | 7,382 | 6,376 | 34,061 |
| Deferred loss on derivatives under hedge accounting | (4,782) | (6,370) | (5,752) | (41,583) |
| Treasury stock, at cost — 455,610 shares at September 30, 2007 (unaudited), 412,502 shares at September 30, 2006 (unaudited), and 412,835 shares at March 31, 2007 | (3,110) | (2,967) | (2,968) | (27,043) |
| Total equity | 267,535 | 459,395 | 255,005 | 2,326,391 |
| TOTAL | ¥1,491,234 | ¥1,906,637 | ¥1,660,827 | $12,967,252 |

*See notes to non-consolidated financial statements.*

## NON-CONSOLIDATED STATEMENTS OF OPERATIONS

Aiful Corporation
Six Months Ended September 30, 2007 and 2006 and Year Ended March 31, 2007

| | Millions of Yen | | | Thousands of U.S. Dollars (Note 3) |
|---|---|---|---|---|
| | Six Months Ended September 30, 2007 (Unaudited) | Six Months Ended September 30, 2006 (Unaudited) | Year Ended March 31, 2007 | *Six Months Ended September 30, 2007 (Unaudited)* |
| INCOME: | | | | |
| Interest on loans | ¥120,909 | ¥ 155,281 | ¥ 292,669 | *$1,051,383* |
| Interest on loan guarantees | 2,399 | 2,574 | 5,052 | *20,861* |
| Interest on deposits, securities and other | 2,657 | 2,443 | 4,863 | *23,104* |
| Recovery of loans previously charged off | 1,377 | 1,076 | 1,841 | *11,974* |
| Other income | 1,633 | 1,194 | 5,273 | *14,200* |
| Total income | 128,975 | 162,568 | 309,698 | *1,121,522* |
| EXPENSES: | | | | |
| Interest on borrowings | 11,995 | 13,132 | 26,030 | *104,304* |
| Charge-offs and provision for doubtful accounts (Note 2.*l*) | 38,350 | 161,915 | 363,482 | *333,478* |
| Salaries and other employees' benefits | 11,694 | 14,668 | 27,819 | *101,687* |
| Advertising expenses | 1,943 | 3,486 | 5,733 | *16,896* |
| Rental expenses (Note12) | 4,074 | 6,135 | 11,613 | *35,426* |
| Commissions and fees | 4,454 | 6,131 | 11,450 | *38,730* |
| Depreciation and amortization | 3,495 | 4,310 | 8,641 | *30,391* |
| Loss on write-down of investments in subsidiaries | | 1,416 | 21,701 | |
| Provision for losses on interest refunds (Note 2.*l*) | 26,936 | 73,816 | 122,956 | *234,226* |
| Loss on interest refunds | | | 11,195 | |
| Loss on impairment of long-lived assets (Note 6) | | | 3,128 | |
| Loss from and provision for business restructuring (Note 10) | 201 | | 8,798 | *1,748* |
| Provision for clean-up costs of contaminated land | | | 630 | |
| Other expenses | 7,270 | 13,691 | 27,685 | *63,218* |
| Total expenses | 110,412 | 298,700 | 650,861 | *960,104* |
| INCOME (LOSS) BEFORE INCOME TAXES | 18,563 | (136,132) | (341,163) | *161,418* |
| INCOME TAXES: | | | | |
| Current | 3,562 | 11,950 | 7,564 | *30,974* |
| Deferred | (3,409) | 11,565 | 10,672 | *(29,643)* |
| Total income taxes | 153 | 23,515 | 18,236 | *1,331* |
| NET INCOME (LOSS) | ¥ 18,410 | ¥(159,647) | ¥(359,399) | *$ 160,087* |

| | Yen | | | *U.S. Dollars* |
|---|---|---|---|---|
| AMOUNTS PER COMMON SHARE (Notes 2.*u* and 13): | | | | |
| Basic net income (loss) | ¥130.03 | ¥(1,127.27) | ¥(2,537.73) | *$1.13* |
| Diluted net income | | | | |
| Cash dividends applicable to the year | | | 60.00 | |
| Cash dividends applicable to the period (Note 14) | 20.00 | 30.00 | | *0.17* |

*See notes to non-consolidated financial statements.*

# NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Aiful Corporation
Six Months Ended September 30, 2007 and 2006 and Year Ended March 31, 2007

| | Thousands | Millions of Yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Capital Surplus | Retained Earnings | | | | | |
| | Number of Shares of Common Stock Issued | Common Stock | Additional Paid-in Capital | Legal Reserve | Unappropriated | Net Unrealized Gain on Available-for-sale Securities | Deferred loss on Derivatives under Hedge Accounting | Treasury Stock | Total Equity |
| BALANCE, APRIL 1, 2007 | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 82,241 | ¥ 6,376 | ¥(5,752) | ¥(2,968) | ¥ 255,005 |
| Net income (unaudited) | | | | | 18,410 | | | | 18,410 |
| Cash dividends paid, ¥30 per share (unaudited) | | | | | (4,249) | | | | (4,249) |
| Purchase of treasury stock (42,775 shares) (unaudited) | | | | | | | | (142) | (142) |
| Net change in the period (unaudited) | | | | | | (2,459) | 970 | | (1,489) |
| BALANCE, SEPTEMBER 30, 2007 (unaudited) | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 96,402 | ¥ 3,917 | ¥(4,782) | ¥(3,110) | ¥ 267,535 |
| BALANCE, APRIL 1, 2006 | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 450,138 | ¥10,636 | | ¥(2,965) | ¥ 632,917 |
| Net loss (unaudited) | | | | | (159,647) | | | | (159,647) |
| Cash dividends paid, ¥30 per share (unaudited) | | | | | (4,249) | | | | (4,249) |
| Purchase of treasury stock (378 shares) (unaudited) | | | | | | | | (2) | (2) |
| Net change in the period (unaudited) | | | | | | (3,254) | ¥(6,370) | | (9,624) |
| BALANCE, SEPTEMBER 30, 2006 (unaudited) | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 286,242 | ¥ 7,382 | ¥(6,370) | ¥(2,967) | ¥ 459,395 |
| BALANCE, APRIL 1, 2006 | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 450,138 | ¥10,636 | | ¥(2,965) | ¥ 632,917 |
| Net loss | | | | | (359,399) | | | | (359,399) |
| Cash dividends paid, ¥60 per share | | | | | (8,498) | | | | (8,498) |
| Net increase in treasury stock (711 shares) | | | | | | | | (3) | (3) |
| Net change in the period | | | | | | (4,260) | ¥(5,752) | | (10,012) |
| BALANCE, MARCH 31, 2007 | 142,035 | ¥83,317 | ¥90,225 | ¥1,566 | ¥ 82,241 | ¥ 6,376 | ¥(5,752) | ¥(2,968) | ¥ 255,005 |

## NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Aiful Corporation
Six Months Ended September 30, 2007 and 2006 and Year Ended March 31, 2007

| | Thousands of U.S. Dollars (Note 3) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Capital Surplus | Retained Earnings | | | | | |
| | Common Stock | Additional Paid-in Capital | Legal Reserve | Unappropriated | Net Unrealized Gain on Available-for-sale Securities | Deferred loss on Derivatives under Hedge Accounting | Treasury Stock | Total Equity |
| BALANCE, APRIL 1, 2007 | $724,496 | $784,565 | $13,617 | $715,139 | $ 55,443 | $ (50,017) | $(25,809) | $2,217,434 |
| Net income (unaudited) | | | | 160,087 | | | | 160,087 |
| Cash dividends paid, $0.26 per share (unaudited) | | | | (36,948) | | | | (36,948) |
| Purchase of treasury stock (42,775 shares) (unaudited) | | | | | | | (1,234) | (1,234) |
| Net change in the period (unaudited) | | | | | (21,382) | 8,434 | | (12,948) |
| BALANCE, SEPTEMBER 30, 2007 (unaudited) | $724,496 | $784,565 | $13,617 | $838,278 | $ 34,061 | $ (41,583) | $(27,043) | $2,326,391 |

*See notes to non-consolidated financial statements.*

# NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Aiful Corporation
Six Months Ended September 30, 2007 and 2006 (Unaudited)
and Year Ended March 31, 2007

## 1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of Aiful Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Financial Instruments and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2006 non-consolidated semiannual financial statements to conform to the classifications used in 2007 non-consolidated semiannual financial statements.

The non-consolidated semiannual financial statements and notes thereto, as of and for the six months ended September 30, 2007 and 2006 presented herein, have not been audited.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***a. Non-Consolidation***—The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost, except for investments in subsidiaries which are limited liability investment partnerships and other similar partnerships (see Note 2.d).

***b. Business-Combination***—The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT CORPORATION and NET ONE CLUB CORPORATION, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the accounting standard for business combinations was applied to it.

***c. Cash Equivalents***—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

***d. Investment Securities***—Investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

***e. Property and Equipment***—Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

*f. Long—lived assets*—The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

*g. Software*—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

*h. Liability for Retirement Benefits*—The Company has a defined contribution pension plan and a prepaid retirement benefits plan which were established on October 1, 2004. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when made.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits in the non-consolidated balance sheet is for directors and corporate auditors.

*i. Allowance for Doubtful Accounts*—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

*j. Allowance for clean-up costs of contaminated land*—The allowance for clean-up costs of contaminated land is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

*k. Allowance for losses from business restructuring*—The allowance for losses from business restructuring is provided at an estimated amount of future costs related to liquidation of outlets and other restructuring activities.

*l. Allowance for losses on interest refunds*—The limit of interest rates is regulated by two laws—"Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if moneylenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company has loaned money at rates between the limit set by the two laws, and has in the past charged refund costs to income as incurred. However, the growing number of claims against the Company has increased the materiality of the financial effects of the situation. So, the Company decided to record a provision of ¥17,020 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No.37 "Audit Guidelines for Consumer Finance Companies' Recording of Provision for Losses on Interest Refunds," which became effective for accounting periods ending on or after September 1, 2006. The Company changed the method of estimating allowance for losses on interest refunds in accordance with the new audit guidelines.

The difference between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the fiscal year ended March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the fiscal year ended March 31, 2007 in accordance with Report No. 37, was recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥99,179 million and "Provision for losses on interest refunds" in the amount of ¥57,070 million in the non-consolidated statements of operations for the period ended September 30, 2006 (unaudited) and the year ended March 31, 2007.

At September 30, 2007 and 2006 (unaudited) and March 31, 2007, the Company recorded an allowance of ¥124, 744 million ($1,084,730 thousand), ¥79,757 million and ¥122,956 million, respectively, as "Allowance for losses on interest refunds". In addition, the estimated amount of interest refunds of ¥121,201 million ($97,400

thousand), ¥120,609 million and ¥167,530 million which are expected to be preferentially set off against loans is recorded as "Allowance for doubtful accounts" for the Company at September 2007 and 2006 (unaudited) and March 31, 2007, respectively.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's past refund loss experience, the recent situation regarding interest refunds and other factors.

*m. Leases*—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

*n. Income Taxes*—The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

*o. Appropriations of Retained Earnings*—Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon the Board of Directors' approval.

*p. Foreign Currency Transactions*—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

*q. Interest on Loans*—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

*r. Interest on Borrowings*—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

*s. Bonds Issue Costs*—Amortization is calculated by the straight-line method over the term of the related bond issue. Bonds issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

*t. Derivatives and Hedging Activities*—The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks.

The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the non-consolidated statements of operations, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

*u. Per Share Information*—Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year, and have not been retroactively adjusted for stock splits.

*v. New Accounting Pronouncements*

***Lease Accounting***—On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "*Accounting Standard for Lease Transactions*", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007. The Company expects to adopt this revised accounting standard as of April 1, 2008.

## 3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and have been made at the rate of ¥115 to $1, the approximate rate of exchange at September 30, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

## 4. LOANS

Loans at September 30, 2007 and 2006 (unaudited) and March 31, 2007 consisted of the following (before allowance for doubtful loans):

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Unsecured | ¥ 894,929 | ¥1,083,032 | ¥ 995,077 | *$ 7,781,991* |
| Secured | 248,241 | 308,446 | 274,788 | *2,158,618* |
| Small business loans | 23,597 | 34,332 | 28,747 | *205,191* |
| Total | ¥1,166,767 | ¥1,425,810 | ¥1,298,612 | *$10,145,800* |

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Loans in legal bankruptcy | ¥ 39,142 | ¥ 31,082 | ¥ 36,936 | *$ 340,365* |
| Nonaccrual loans | 142,497 | 119,707 | 142,932 | *1,239,105* |
| Accruing loans contractually past due three months or more as to principal or interest payments | 18,512 | 29,037 | 20,362 | *160,974* |
| Restructured loans | 39,691 | 32,442 | 37,903 | *345,139* |
| Total | ¥239,842 | ¥212,268 | ¥238,133 | *$2,085,583* |

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more

beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At September 30, 2007 and 2006 (unaudited) and March 31, 2007, the Company had balances related to revolving loan contracts aggregating ¥1,109,625 million ($9,648,913 thousand) and ¥1,348,243 million and ¥1,232,448 million, respectively, whereby the Company is obligated to advance funds up to a predetermined amount upon request. At September 30, 2007 and 2006 (unaudited) and March 31, 2007, the balances of unadvanced commitments were ¥274,648 million ($2,388,243 thousand) and ¥350,259 million and ¥330,213 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

## 5. INVESTMENT SECURITIES

Disclosure of cost and fair value of investment securities at September 30, 2007 and 2006 and March 31, 2007 is not presented herein, as such information may be omitted if disclosed in consolidated financial statements under Japanese GAAP.

## 6. LONG LIVED ASSETS

The Company reviewed their long-lived assets for impairment, and as a result, recognized an impairment loss for the following long-lived assets related to its business-restructuring program for the year ended March 31, 2007.

| | | March 31, 2007 |
|---|---|---|
| | | Impairment loss |
| Description | Classification | Millions of Yen |
| Outlets which the Company decided to close | Buildings and structures, Furniture and fixtures and other | ¥3,128 |

The following table summarizes the Company's asset grouping:

| Business Classification | Asset grouping |
|---|---|
| Financial services | Financial services are one unit. Outlets which the Company decided to close are grouped in another separate unit. |

The following table summarizes the components of the Company's loss on impairment of long-lived assets:

| | Millions of Yen |
|---|---|
| | 2007 |
| Buildings and structures | ¥2,106 |
| Furniture and fixtures | 885 |
| Other | 137 |
| Total | ¥3,128 |

The recoverable amount was measured at their value in use, calculated as the amount equal to the depreciation expense to be charged through the point of the closure of outlets.

No impairment loss was recognized for the period ended September 30, 2007 and 2006.

7. **SHORT-TERM BORROWINGS AND LONG-TERM DEBT Short-term borrowings at**

September 30, 2007 and 2006 (unaudited) and March 31, 2007 consisted of the following:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Loans from banks, 1.43% to 1.65% (1.01% to 1.06% at September 30, 2006 and 1.18% to 1.37%, March 31, 2007) | ¥13,000 | ¥10,000 | ¥13,000 | *$113,043* |
| Loans from other financial institutions, 1.88% (1.63% at September 30, 2006 and 1.88% at March 31, 2007) | 3,000 | 3,000 | 3,000 | *26,087* |
| Securitized loan 0.79% to 0.80% at September 30, 2006 | | 20,000 | | |
| Total | ¥16,000 | ¥33,000 | ¥16,000 | *$139,130* |

Long-term debt at September 30, 2007 and 2006 (unaudited) and March 31, 2007 consisted of the following:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Loans from banks, 0.95% to 2.85%, due serially to 2012 (0.81% to 2.90%, due serially to 2011 at September 30, 2006 and 0.95% to 2.65%, due serially to 2012 at March 31, 2007) | ¥ 365,055 | ¥ 471,263 | ¥ 446,011 | *$ 3,174,391* |
| Loans from other financial institutions, 1.35% to 2.90%, due serially to 2012 (1.04% to 3.05%, due serially to 2011 at September 30, 2006 and 1.27% to 2.85%, due serially to 2012 at March 31, 2007) | 104,646 | 162,302 | 133,043 | *909,965* |
| Syndicated Loans, 0.79%, due serially to 2008 (0.79% to 1.19%, due serially to 2010 at September 30, 2006 and 0.79%, due serially to 2010 at March 31, 2007) | 7,411 | 44,170 | 11,243 | *64,443* |
| Unsecured 1.30% yen straight bonds, due 2006 | | 18,500 | | |
| Unsecured 1.66% to 2.51% yen straight bonds, due 2007 | | 43,000 | 43,000 | |
| Unsecured 0.45% to 2.48% yen straight bonds, due 2008 | 61,000 | 61,000 | 61,000 | *530,435* |
| Unsecured 1.01% to 3.28% yen straight bonds, due 2009 | 58,000 | 58,000 | 58,000 | *504,348* |
| Unsecured 0.80% to 3.00% yen straight bonds, due 2010 | 70,000 | 70,000 | 70,000 | *608,696* |
| Unsecured 1.50% to 1.58% yen straight bonds, due 2011 | 20,000 | 20,000 | 20,000 | *173,913* |
| Unsecured 1.20% to 1.99% yen straight bonds, due 2012 (1.20% to 1.63% at September 30, 2006 and 1.20% to 1.99% at March 31, 2007) | 30,000 | 20,000 | 30,000 | *260,870* |
| Unsecured 1.74% yen straight bonds, due 2013 | 10,000 | 10,000 | 10,000 | *86,957* |
| Unsecured 1.99% yen straight bonds, due 2015 | 10,000 | 10,000 | 10,000 | *86,957* |
| Unsecured 4.45% to 5.00% U.S.dollar straight bonds, due 2010 | 108,500 | 108,500 | 108,500 | *943,478* |
| Unsecured 6.00% U.S.dollar straight bonds, due 2011 | 57,600 | | 57,600 | *500,869* |
| Unsecured 2.21% medium-term notes, due 2007 | | 1,000 | | |
| Unsecured 3.00% medium-term notes, due 2008 | 3,000 | 3,000 | 3,000 | *26,087* |
| Unsecured 3.50% medium-term notes, due 2015 | 15,000 | 15,000 | 15,000 | *130,435* |
| Other (principally from leasing companies and securitized loan), 1.46% to 2.35%, due serially to 2012 (0.65 to 2.35%, due serially to 2011 at September 30, 2006 and 0.79% to 2.30%, due serially to 2012 at March 31, 2007) | 84,848 | 118,921 | 98,564 | *737,808* |
| Total | 1,005,060 | 1,234,656 | 1,174,961 | *8,739,652* |
| Less current portion | (249,508 ) | (349,149 ) | (300,601 ) | *(2,169,635)* |
| Long-term debt, less current portion | ¥ 755,552 | ¥ 885,507 | ¥ 874,360 | *$ 6,570,017* |

The aggregate annual maturities of long-term debt at September 30, 2007 (unaudited) were as follows:

| Six Months Ended September 30 | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| 2008 | ¥ 249,508 | *$2,169,635* |
| 2009 | 216,429 | *1,881,991* |
| 2010 | 302,762 | *2,632,713* |
| 2011 | 84,028 | *730,678* |
| 2012 | 105,758 | *919,635* |
| 2013 and thereafter | 46,575 | *405,000* |
| Total | ¥1,005,060 | *$8,739,652* |

At September 30, 2007 (unaudited), the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Loans | ¥197,472 | *$1,717,148* |
| Other current assets | 98 | *852* |
| Total | ¥197,570 | *$1,718,000* |
| Related liabilities — | | |
| Long-term debt (including current portion of long-term debt) | ¥131,941 | *$1,147,313* |

The above table includes loans related to securitized loans of ¥150,642 million ($1,309,930 thousand), and related liabilities (long-term debt including current portion) of ¥87,411 million ($760,096 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

If requested by lending financial institutions, the Company has committed to pledge loans of ¥139,061 million ($1,209,226 thousand) as collateral in addition to those shown in the above table. At September 30, 2007 (unaudited), related liabilities for which lending financial institutions can request the Company to pledge additional collateral consisted of the following:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Long-term debt (including current portion of long-term debt) | ¥126,204 | *$1,097,426* |

At September 30, 2007 (unaudited), other current assets amounting to ¥1,332 million ($11,583 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants including the amount of equity, the equity ratio and covenants based on specified operational indices such as the ratio of loss on interest refunds to equity. As of September 30, 2007, the Company has violated the covenants of a securitized borrowing. This securitized borrowing is to be redeemed early in accordance with its contracts, but this will not have a direct impact on the Company's cash flow since the redemptions are funded by collections of loans which are collateral for the securitized borrowing.

## 8. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

### (a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its

articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

### (b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

### (c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

## 9. STOCK OPTION

Disclosure of stock option is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

## 10. LOSS FROM AND PROVISION FOR BUSINESS RESTRUCTURING

No loss from business restructuring was recognized for the period ended September 30, 2006. The components of the Company's loss from business restructuring for six months ended September 30, 2007 (unaudited) and for the year ended March 31, 2007, were as follows.

| | Millions of Yen | Millions of Yen | *Thousands of U.S.Dollars* |
|---|---|---|---|
| | September 30, 2007 | March 31, 2007 | *September 30, 2007* |
| Loss from business restructuring: | | | |
| Special severance payments | ¥ 21 | ¥2,753 | *$ 183* |
| Cost related to closure of outlets | 165 | 1,267 | *1,435* |
| Other | 15 | 397 | *130* |
| Total | ¥201 | ¥4,417 | *$1,748* |

No provision for business restructuring was recognized for the periods ended September 30, 2007 and 2006. The following table summarizes the components of the Company's provision for business restructuring for the year ended March 31, 2007.

| | Millions of Yen |
|---|---|
| | March 31, 2007 |
| Provision for business restructuring: | |
| Cost related to closure of outlets | ¥4,115 |
| Re-employment support cost and other | 266 |
| Total | ¥4,381 |

## 11. RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at September 30, 2007 and 2006 (unaudited) and March 31, 2007 and transactions of the Company with subsidiaries for the six months ended September 30, 2007 and 2006 (unaudited) and for the years ended March 31, 2007 were as follows:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Advances to subsidiaries | ¥240,302 | ¥269,867 | ¥277,503 | *$2,089,583* |
| Allowance for doubtful accounts provided for advances to subsidiaries | 41,000 | | 46,200 | *356,522* |
| Interest income | 2,179 | 2,294 | 4,482 | *18,948* |

## 12. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases, for the six months ended September 30, 2007 and 2006 (unaudited) and for the years ended March 31, 2007 were as follows:

| | Millions of Yen | | *Thousands of U.S. Dollars* | |
|---|---|---|---|---|
| | Total Rental Expenses | Lease Payments Under Finance Leases | *Total Rental Expenses* | *Lease Payments Under Finance Leases* |
| Six Months Ended September 30: | | | | |
| 2007 | ¥ 4,074 | ¥ 35 | *$35,426* | *$304* |
| 2006 | 6,135 | 129 | | |
| Year Ended March 31: | | | | |
| 2007 | ¥11,613 | ¥250 | | |

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the six months ended September 30, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 was as follows:

| | As of September 30, 2007 |
|---|---|
| | Millions of Yen |
| | Furniture and Fixtures |
| Acquisition cost | ¥226 |
| Accumulated depreciation | 188 |
| Net leased property | ¥ 38 |

| | As of September 30, 2006 |
|---|---|
| | Millions of Yen |
| | Furniture and Fixtures |
| Acquisition cost | ¥850 |
| Accumulated depreciation | 794 |
| Net leased property | ¥ 56 |

| | As of March 31, 2007 |
|---|---|
| | Millions of Yen |
| | Furniture and Fixtures |
| Acquisition cost | ¥277 |
| Accumulated depreciation | 219 |
| Net leased property | ¥ 58 |

| | *As of September 30, 2007* |
|---|---|
| | *Thousands of U.S. Dollars* |
| | *Furniture and Fixtures* |
| Acquisition cost | *$1,965* |
| Accumulated depreciation | *1,635* |
| Net leased property | *$ 330* |

Obligations under finance leases:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Due within one year | ¥35 | ¥49 | ¥44 | *$304* |
| Due after one year | 6 | 9 | 18 | *52* |
| Total | ¥41 | ¥58 | ¥62 | *$356* |

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of operations, computed under a straight-line method and the interest method, respectively for the six months ended September 30, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 were as follows:

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Depreciation expense | ¥34 | ¥125 | ¥240 | *$296* |
| Interest expense | 1 | 1 | 3 | *9* |

The minimum rental commitments under non—cancelable operating leases at September 30, 2007 and 2006 (unaudited) and March 31, 2007 were as follows.

| | Millions of Yen | | | *Thousands of U.S. Dollars* |
|---|---|---|---|---|
| | September 30, | | March 31, | *September 30,* |
| | 2007 | 2006 | 2007 | *2007* |
| Due within one year | ¥10 | ¥59 | ¥20 | *$ 87* |
| Due after one year | 4 | 11 | 5 | *35* |
| Total | ¥14 | ¥70 | ¥25 | *$122* |

## 13. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share ("EPS") for the six months ended September 30, 2007 and 2006 (unaudited) and for the year ended March 31, 2007 is as follows:

| | Yen in millions | Thousands of shares | Yen | Dollars |
|---|---|---|---|---|
| | Net income (loss) | Weighted average shares | EPS | |
| **For the six months ended September 30, 2007:** | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | ¥ 18,410 | 141,585 | ¥ 130.03 | *$1.13* |
| **For the six months ended September 30, 2006:** | | | | |
| Basic EPS | | | | |
| Net loss available to common shareholders | ¥(159,647) | 141,623 | ¥(1,127.27) | |
| **For the year ended March 31, 2007:** | | | | |
| Basic EPS | | | | |
| Net loss available to common shareholders | ¥(359,399) | 141,622 | ¥(2,537.73) | |

Diluted net loss per share for the period ended September 30, 2006 and the year ended March 31, 2007 was not disclosed because of the Company's net loss position and also because no dilutive securities were outstanding.

Diluted net income per share for the six months ended September 30, 2007 was not disclosed because no dilutive securities were outstanding.

## 14. SUBSEQUENT EVENTS (UNAUDITED)

On November 5, 2007, the Board of Directors of the Company resolved to pay interim cash dividends to shareholders of record on September 30, 2007 as follows:

| | Millions of Yen | *Thousands of U.S. Dollars* |
|---|---|---|
| Interim cash dividends, ¥20 ($0.17) per share | ¥2,832 | *$24,626* |

* * * * * *

**THE COMPANY**

*Registered Head Office*
381-1, Takasago-cho, Gojo-agaru, Karasuma-dori
Shimogyo-ku, Kyoto 600-8420
Japan

**TRUSTEE**

**HSBC Corporate Trustee Company (UK) Limited**
8 Canada Square
London E14 5HQ

**PRINCIPAL AGENT, CUSTODIAN AND REGISTRAR**

**HSBC Bank plc**
8 Canada Square
London E14 5HQ

**LEGAL ADVISERS**

*To the Company as to Japanese Law*

**Anderson Mori & Tomotsune**
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo 106-6036
Japan

*To the Manager as to English Law*

**Gaikokuho Kyodo-Jigyo Horitsu Jimusho**
**Linklaters**
Meiji Yasuda Building 10F
1-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-0005
Japan

*To the Trustee as to English Law*

**Linklaters LLP**
One Silk Street
London EC2y 8HQ

**INDEPENDENT AUDITORS**

**Deloitte Touche Tohmatsu**
Sumitomoseimei Kyoto Building 62
Tsukihoko-cho Shinmachi-Higashiiru, Shijo-dori
Shimogyo-ku, Kyoto 600-8492
Japan

**Shimbashi & Co.**
Hikarigaoka-Yotsuya Building 7F
9 Honshio-cho
Shinjuku-ku, Tokyo 160-0003
Japan

**CUSTODIAN'S AGENT IN JAPAN**

**Nomura Trust & Banking Co., Ltd.**
2-2-2 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan

AIFUL CORPORATION

**EXHIBIT6**

*(Brief Description in English)*

## Amendment to the Shelf Registration Statement
## dated February 13, 2008 (the "Amendment")

The Amendment was filed on February 13, 2008 in order to incorporate by reference the Extraordinary Report of the Company dated February 13, 2008 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

Note:

Under the Financial Instruments and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

# EXHIBIT 7

*(Brief Description in English)*

**Amendment to the Shelf Registration Statement**
**dated February 14, 2008 (the "Amendment")**

The Amendment was filed on February 14, 2008 in order to incorporate by reference the Amendment to the Extraordinary Report of the Company dated February 14, 2008 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

---

Note:

Under the Financial Instruments and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

# EXHIBIT 8

*(Brief Description in English)*

February 13, 2008,
as amended February 14, 2008

**Securities Registration Statement, as Amended**

In connection with the issuance of new shares through the third-party allotment, the Company filed the Securities Registration Statement (the "Securities Registration Statement") on February 13, 2008 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, in accordance with Financial Instruments and Exchange Law of Japan. The Securities Registration Statement was amended by the Amendment to the Securities Registration Statements (the "Amendment"), which was filed on February 14, 2008 with the Director-General of Kanto Local Finance Bureau in accordance with the said law.

The information in the Securities Registration Statement and the Amendment which is material to an investment decision is substantially contained in the press release dated February 13, 2008, entitled " AIFUL Announces Issuance of New Shares through Third-party Allotment and Issuance of Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*)" (Exhibit 13).

# EXHIBIT9

*(Brief Description in English)*

February 28, 2008

## Extraordinary Report

The Extraordinary Report dated February 28, 2008 (the "Extraordinary Report") was filed in connection with the change in principal shareholder of AIFUL Corporation (the "Company").

Under the Financial Instruments and Exchange Law, the Extraordinary Report is required to be, and was, filed with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan.

The information contained in the Extraordinary Report which is material to an investment decision is substantially contained in the press release dated February 28, 2008, entitled "AIFUL Announces Change in Major Shareholder upon Completion of New Share Issuance through Third-party Allocation" (English translation) (Exhibit 17).

# EXHIBIT10

*(Brief Description in English)*

## Amendment to the Shelf Registration Statement
## dated February 28, 2008 (the "Amendment")

The Amendment was filed on February 28, 2008 in order to incorporate by reference the Extraordinary Report of the Company dated February 28, 2008 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

Note:

Under the Financial Instruments and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

EXHIBIT 11

FASF MEMBERSHIP

January 30, 2008

# Summary of Business Results for the First Three Quarters

**For the fiscal year ending March 2008**


| | |
|---|---|
| AIFUL Corporation | Stock Listings: 1st Section of Tokyo and Osaka Stock Exchanges |
| Stock Code: 8515 | URL http://www.aiful.co.jp |
| Representative: | Yoshitaka Fukuda, President and Chief Executive Officer |
| Inquiries: | Kenichi Kayama, General Manager, Public Relations Department |
| | TEL (03) 4503 - 6050 |


## I. Consolidated Business Results for the First Three Quarters of Fiscal 2007 (April 1, 2007 – December 31, 2007)

### 1. Consolidated Operating Results

Note: Amounts in financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted; percentage figures show year-on-year change.)

| | Operating Revenue | | Operating Income | | Ordinary Income | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| First three quarters, FY2007 | 314,672 | (18.2)% | 31,609 | 34.9% | 32,196 | 34.6% | 30,591 | – |
| First three quarters, FY2006 | 384,853 | (6.5)% | 23,432 | (78.5)% | 23,925 | (78.3)% | (186,414) | – |
| FY2006 | 499,031 | (9.2)% | (163,801) | – | (163,092) | – | (411,250) | – |

| | Net Income per Share (Yen) | Diluted Net Income per Share (Yen) |
|---|---|---|
| First three quarters, FY2007 | 216.07 | – |
| First three quarters, FY2006 | (1,316.28) | – |
| FY2006 | (2,903.85) | – |

### 2. Consolidated Financial Position

(In millions of yen, except where noted)

| | Total Assets | Shareholders' Equity | Shareholders' Equity Ratio (%) | Net Assets per Share (Yen) |
|---|---|---|---|---|
| End of third quarter, FY2007 | 2,036,435 | 278,649 | 13.4 | 1,929.11 |
| End of third quarter, FY2006 | 2,506,808 | 483,871 | 19.0 | 3,364.84 |
| FY2006 | 2,214,559 | 257,144 | 11.4 | 1,777.44 |

### 3. Consolidated Cash Flows

(In millions of yen)

| | Cash Flow from Operating Activities | Cash Flow from Investing Activities | Cash Flow from Financing Activities | Cash and Cash Equivalents at the End of the Period |
|---|---|---|---|---|
| First three quarters, FY2007 | 205,486 | 20,949 | (171,305) | 182,262 |
| First three quarters, FY2006 | 170,156 | 21,931 | (134,761) | 191,735 |
| FY2006 | 250,558 | 13,498 | (271,390) | 127,089 |

## II. (Reference) Consolidated Results Forecasts for Fiscal 2007 (April 1, 2007 – March 31, 2008)

(In millions of yen, except where noted; Percentage figures show year-on-year growth)

| | Operating Revenue | | Operating Income | | Ordinary Income | | Net Income | | Net Income per Share (Yen) |
|---|---|---|---|---|---|---|---|---|---|
| Full year | 403,644 | (19.1)% | 31,684 | – | 32,000 | – | 32,133 | – | 226.96 |

There are no changes to the previously published (November 13, 2007) results forecasts.

## III. Other

1. Transfers of leading subsidiaries during the fiscal period (transfers of specified subsidiaries accompanied by changes in the scope of consolidation): None
2. Use of simplified accounting procedures: None
3. Changes in accounting principles in the most recent fiscal year: None

## (Reference) Highlights of Non-Consolidated Business Results

### A. Non-Consolidated Business Results for the First Three Quarters of Fiscal 2007 (April 1, 2007 – December 31, 2007)

1. Non-Consolidated Operating Results

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

| | Operating Revenue | | Operating Income (Loss) | | Ordinary Income (Loss) | | Net Income (Loss) | |
|---|---|---|---|---|---|---|---|---|
| First three quarters, FY2007 | 181,465 | (22.1)% | 15,294 | 13.7% | 19,517 | 10.3% | 28,304 | – |
| First three quarters, FY2006 | 232,985 | (10.1)% | 13,450 | (82.8)% | 17,699 | (78.7)% | (165,138) | – |
| FY2006 | 300,755 | (12.4)% | (106,937) | – | (101,225) | – | (359,399) | – |

| | Net Income per Share (Yen) |
|---|---|
| First three quarters, FY2007 | 199.91 |
| First three quarters, FY2006 | (1,166.04) |
| FY2006 | (2,537.73) |

2. Non-Consolidated Financial Position

(In millions of yen, except where noted)

| | Total Assets | Shareholders' Equity | Shareholders' Equity Ratio (%) | Net Assets per Share (Yen) |
|---|---|---|---|---|
| End of third quarter, FY2007 | 1,510,656 | 274,210 | 18.2 | 1,936.79 |
| End of third quarter, FY2006 | 1,894,901 | 449,084 | 23.7 | 3,171.00 |
| FY2006 | 1,660,826 | 255,005 | 15.4 | 1,800.60 |

### B. Non-Consolidated Results Forecasts for Fiscal 2007 (April 1, 2007 – March 31, 2008)

(In millions of yen, except where noted; Percentage figures show year-on-year growth)

| | Operating Revenue | | Operating Income | | Ordinary Income | | Net Income | | Net Income per Share (Yen) |
|---|---|---|---|---|---|---|---|---|---|
| Full year | 235,055 | (21.8)% | 14,426 | – | 20,000 | – | 32,454 | – | 229.23 |

There are no changes to the previously published (November 13, 2007) results forecasts.

* Disclaimer concerning the proper use of business results forecasts

The consolidated and non-consolidated forecasts above are based on information available as of the day of the announcement of this material. Actual results may vary materially due to various unknown future factors.

## Qualitative Information, Financial Statements and Other Information

### I. Qualitative Information Regarding Consolidated Operating Results

The business environment for the AIFUL Group in the third quarter of the current fiscal year remained difficult due to extensive reforms to the makeup of the business, including restructuring, aimed at a proper response to the enforcement of Japan's Money Lending Business Control Law on December 19, 2007 and the standards for self-regulation issued by the Japan Financial Services Association on the same date, as well as such factors as requests for interest repayments, which remain at a high level.

In this environment, the AIFUL Group has been pushing ahead with cost structure reform based on such measures as a large-scale amalgamation and closure of branches. At the same time, the Group has been making consistent efforts aimed at further strengthening its internal control and compliance structures. These efforts include the establishment of the Risk Management Committee in April 2007 with the aims of preventing risk before it arises and maintaining and improving sound corporate management, as well as the enhancement of the Compliance Monitoring Department with the intention of strengthening compliance functions, and the introduction of an executive officer system in June 2007 with the objectives of speeding up business execution functions and clarifying authority and responsibility. Moreover, AIFUL set up a new Auditor's Office in October 2007 as a full-time body to assist with the duties of auditors in order to reinforce auditing functions at AIFUL Corporation and throughout the AIFUL Group.

Furthermore, in its loan business, the AIFUL Group has made efforts to strengthen the business base through such means as the revision of screening criteria and a prompt lowering of the ceiling lending rate, as well as the introduction of special purpose loans, a low interest product that limits the application of funds, as a new product.

As a result of the foregoing, consolidated loans outstanding stood at ¥1,730,135 million, down 12.9% compared the end of the previous fiscal year.

In the credit card business, the number of credit card holders stood at 14.69 million, up 620,000 compared to the end of the previous fiscal year, while transaction volume rose 18.0% year-on-year to ¥491,173. This was the result of efforts to upgrade customer service, which included the issue of a diverse range of co-branded cards, including cards with major medical institutions, distribution companies, and temporary staff agencies, the extension of terms of validity for points, the lowering of interest rates for cash advances, and the bolstering of security. In the per-item credit business, transaction volume declined by 70.6% year-on-year to ¥9,465 million due to such factors as the further tightening up on member store screening criteria in view of social problems caused by pernicious sales practices by some vendors. As a result of the foregoing, the balance of installment receivables fell 10.1% compared to the end of the previous fiscal year to ¥206, 638 million, while customers' liabilities for acceptances and guarantees fell 6.6% to ¥132,580 million (includes ¥73,392 million in loans outstanding and ¥40,612 million in installment receivables totaling ¥114,005 million removed from the balance sheet through securitization.).

As a result of the foregoing, the AIFUL Group's consolidated operating revenue for the first three quarters of the current fiscal year stood at ¥314,672 million, down 18.2% year-on-year, with operating income up 34.9% to ¥31,609 million, ordinary income up 34.6% to ¥32,196 million, and net income of ¥30,591 million.

AIFUL's non-consolidated operating revenue amounted to ¥181,465 million, down 22.1% year-on-year, with operating income up 13.7% to ¥15,294 million, ordinary income up 10.3% to ¥19,517 million, and net income of ¥28,304 million.

Looking to the future, the AIFUL Group will strive even harder than ever to become a corporate group that can earn the trust of all its stakeholders based on its management philosophy, which is, "Earn the support of the public with sincerity and hard work."

### II. Qualitative Information Regarding Consolidated Financial Position

#### 1. Changes in Financial Position

Total assets on a consolidated basis declined by ¥178,123 million, or 8.0%, compared to the end of the previous fiscal year to ¥2,036,435 million at the end of the third quarter of the current fiscal year. The reason for the decline was the ¥255,946 million decline in loans outstanding.

Total liabilities fell by ¥199,628 million, or 10.2%, compared to the end of the previous fiscal year to ¥1,757,785 million. This was due to such factors as a ¥43,000 million reduction from the redemption of corporate bonds and a ¥202,982 million reduction from a decline in long-term debts.

Net assets rose by ¥21,505 million, or 8.4%, compared to the end of the previous fiscal year to ¥278,649 million due to such factors as the ¥30,591 million recorded in net income for the first three quarters and the distribution of a ¥7,080 million surplus.

## 2. Cash Flows

Cash flow from operating activities increased ¥205,486 million compared to an increase of ¥170,156 million for the same period last year due to such factors as the decline in receivables outstanding, including loans to customers. Cash flow from investing activities increased ¥20,949 million, compared to an increase of ¥21,931 million for the same period last year, due to such factors as an increase in funds with a reduction in short-term receivables. Cash flow from financing activities declined by ¥171,305 million, compared to a decline of ¥134,761 million for the same period last year, due to such factors as the redemption of corporate bonds and repayment of debts.

As a result of the foregoing, cash and cash equivalents on a consolidated basis rose ¥55,172 million compared to the end of the previous fiscal year to ¥182,262 million at the end of the third quarter of the current fiscal year (¥191,735 million for the same period last year).

# III. Qualitative Information Regarding Consolidated Results Forecasts

The results forecasts for the full year are unchanged as the consolidated operating results for the first three quarters of the current fiscal year show steady progress generally in line with the forecasts published previously on November 13, 2007.

# IV. Other

| | |
|---|---|
| 1. Transfers of leading subsidiaries during the fiscal period (transfers of specified subsidiaries accompanied by changes in the scope of consolidation): | None |
| 2. Use of simplified accounting procedures: | None |
| 3. Changes in accounting principles in the most recent fiscal year: | None |

## V. Summary of Consolidated Financial Statements for the First Three Quarters of Fiscal 2007

1. Summary of Consolidated Balance Sheets as of the End of the Third Quarter of Fiscal 2007

(In millions of yen, %)

| Category | End of third quarter, FY2006 (As of Dec. 31, 2006) | End of current quarter (As of Dec. 31, 2007) | Change | | Reference: End of FY2006 (As of Mar. 31, 2007) |
|---|---|---|---|---|---|
| | Amount | Amount | Amount | % | Amount |
| **(Assets)** | | | | | |
| **I. Current assets** | | | | | |
| Cash and cash equivalents | 191,813 | 185,349 | (6,463) | (3.4) | 127,166 |
| Loans | 1,991,612 | 1,656,742 | (334,869) | (16.8) | 1,912,689 |
| Installment receivables | 195,793 | 166,025 | (29,767) | (15.2) | 174,923 |
| Customers' liabilities for acceptances and guarantees | 145,682 | 132,580 | (13,101) | (9.0) | 141,929 |
| Deferred tax assets | 18,111 | 18,592 | 481 | 2.7 | 13,770 |
| Other | 98,019 | 69,813 | (28,206) | (28.8) | 104,802 |
| Allowance for bad debts | (270,766) | (306,062) | (35,295) | 13.0 | (379,848) |
| Total current assets | 2,370,266 | 1,923,042 | (447,223) | (18.9) | 2,095,434 |
| **II. Fixed assets** | | | | | |
| Tangible fixed assets | 50,126 | 42,633 | (7,493) | (14.9) | 42,405 |
| Intangible fixed assets | 27,840 | 23,898 | (3,941) | (14.2) | 24,868 |
| Good will | 7,971 | 2,502 | (5,469) | (68.6) | 3,144 |
| Other | 19,868 | 21,395 | 1,527 | 7.7 | 21,723 |
| Investment and other fixed assets | 57,927 | 46,477 | (11,449) | (19.8) | 51,219 |
| Claims in bankruptcy | 34,028 | 41,867 | 7,839 | 23.0 | 38,988 |
| Other | 48,490 | 32,564 | (15,926) | (32.8) | 39,956 |
| Allowance for bad debts | (24,591) | (27,953) | (3,361) | 13.7 | (27,725) |
| Total fixed assets | 135,893 | 113,009 | (22,884) | (16.8) | 118,493 |
| **III. Deferred assets** | 647 | 383 | (264) | (40.8) | 631 |
| Total assets | 2,506,808 | 2,036,435 | (470,372) | (18.8) | 2,214,559 |
| **(Liabilities)** | | | | | |
| **I. Current liabilities** | | | | | |
| Acceptances and guarantees | 145,682 | 132,580 | (13,101) | (9.0) | 141,929 |
| Short-term debts | 99,680 | 171,270 | 71,590 | 71.8 | 91,370 |
| Current portion of bonds | 44,000 | 64,000 | 20,000 | 45.5 | 72,000 |
| Current portion of long-term debts | 364,324 | 297,253 | (67,071) | (18.4) | 332,241 |
| Other | 129,705 | 97,237 | (32,467) | (25.0) | 105,848 |
| Total current liabilities | 783,393 | 762,341 | (21,051) | (2.7) | 743,389 |
| **II. Long-term liabilities** | | | | | |
| Bonds | 443,100 | 389,100 | (54,000) | (12.2) | 424,100 |
| Long term debts | 680,658 | 442,556 | (238,102) | (35.0) | 610,551 |
| Reserve for losses on interest repayments | 103,189 | 153,982 | 50,792 | 49.2 | 167,153 |
| Other | 12,595 | 9,805 | (2,790) | (22.2) | 12,220 |
| Total long-term liabilities | 1,239,543 | 995,443 | (244,099) | (19.7) | 1,214,025 |
| Total liabilities | 2,022,936 | 1,757,785 | (265,151) | (13.1) | 1,957,414 |
| **(Net Assets)** | | | | | |
| **I Shareholders' equity** | | | | | |
| Common stock | 83,317 | 83,317 | – | – | 83,317 |
| Capital surplus | 104,125 | 104,125 | – | – | 104,125 |
| Retained earnings | 291,301 | 89,977 | (201,324) | (69.1) | 66,465 |
| Treasury stock | (2,967) | (3,110) | (142) | 4.8 | (2,968) |
| Total shareholders' equity | 475,777 | 274,309 | (201,467) | (42.3) | 250,940 |
| **II. Valuation and translation adjustments** | | | | | |
| Differences in valuation of other marketable securities | 6,796 | 3,427 | (3,368) | (49.6) | 6,536 |
| Loss on deferred hedge | (6,036) | (4,614) | 1,422 | (23.6) | (5,752) |
| Total valuation and translation adjustments | 759 | (1,187) | (1,946) | – | 784 |
| **III. Minority interests** | 7,334 | 5,526 | (1,807) | (24.6) | 5,419 |
| Total net assets | 483,871 | 278,649 | (205,221) | (42.4) | 257,144 |
| Total net assets and liabilities | 2,506,808 | 2,036,435 | (470,372) | (18.8) | 2,214,559 |

2. Summary of Consolidated Statements of Income for the First Three Quarters of Fiscal 2007

(In millions of yen, %)

| Category | First three quarters, FY2006 (Apr. 1 to Dec. 31, 2006) | First three quarters, current fiscal year (Apr. 1 to Dec. 31, 2007) | Change | | Reference: FY2006 (Apr. 1, 2006 to Mar. 31, 2007) |
|---|---|---|---|---|---|
| | Amount | Amount | Amount | % | Amount |
| **I. Operating revenue** | | | | | |
| Interest on loans to customers | 346,268 | 277,309 | (68,959) | (19.9) | 448,662 |
| Credit card revenue | 9,501 | 11,090 | 1,588 | 16.7 | 12,754 |
| Per-item credit revenue | 10,456 | 5,559 | (4,896) | (46.8) | 12,998 |
| Credit guarantee revenue | 6,958 | 6,473 | (484) | (7.0) | 9,186 |
| Other | 11,667 | 14,239 | 2,571 | 22.0 | 15,429 |
| Total operating revenue | 384,853 | 314,672 | (70,180) | (18.2) | 499,031 |
| **II. Operating expenses** | | | | | |
| Financial expenses | 27,479 | 25,233 | (2,245) | (8.2) | 36,615 |
| Cost of sales | 2,032 | 4,092 | 2,059 | 101.3 | 2,829 |
| Operating expenses - other | 331,908 | 253,737 | (78,170) | (23.6) | 623,387 |
| Total operating expenses | 361,420 | 283,063 | (78,357) | (21.7) | 662,832 |
| Operating income (loss) | 23,432 | 31,609 | 8,176 | 34.9 | (163,801) |
| **III. Non-operating income** | 747 | 708 | (39) | (5.2) | 1,064 |
| **IV. Non-operating expenses** | 254 | 120 | (134) | (52.7) | 354 |
| Ordinary income (loss) | 23,925 | 32,196 | 8,271 | 34.6 | (163,092) |
| **V. Extraordinary income** | 3,213 | 972 | (2,240) | (69.7) | 3,744 |
| **VI. Extraordinary losses** | | | | | |
| Transfer to allowance for bad debts | 107,012 | 0 | (107,012) | (100.0) | 107,012 |
| Transfer to reserve for losses on interest repayments | 69,312 | – | (69,312) | (100.0) | 69,312 |
| Other | 2,057 | 923 | (1,134) | (55.1) | 36,589 |
| Total extraordinary losses | 178,382 | 923 | (177,459) | (99.5) | 212,914 |
| Net income (loss) before taxes | (151,243) | 32,246 | 183,490 | – | (372,262) |
| Tax expenses | 34,797 | 1,542 | (33,254) | (95.6) | 40,529 |
| Gain (loss) on minority interests | 374 | 111 | (262) | (70.1) | (1,540) |
| Net income (loss) | (186,414) | 30,591 | 217,006 | – | (411,250) |

3. Summary of Consolidated Statements of Change in Shareholders' Equity for the First Three Quarters of Fiscal 2007 (April 1 – December 31, 2007)

(In millions of yen)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance at March 31, 2007 | 83,317 | 104,125 | 66,465 | (2,968) | 250,940 |
| Change during the first three quarters | | | | | |
| Distribution of surplus | | | (4,248) | | (4,248) |
| Distribution of surplus | | | (2,831) | | (2,831) |
| Net income for the quarter | | | 30,591 | | 30,591 |
| Acquisition of treasury stock | | | | (142) | (142) |
| | | | (0) | 0 | 0 |
| Total change during the first three quarters | – | – | 23,511 | (142) | 23,369 |
| Balance at December 31, 2007 | 83,317 | 104,125 | 89,977 | (3,110) | 274,309 |

| | Valuation and translation adjustments | | | Minority interests | Total net assets |
|---|---|---|---|---|---|
| | Differences in valuation of other marketable securities | Deferred hedge gains (losses) | Total valuation and translation adjustments | | |
| Balance at March 31, 2007 | 6,536 | (5,752) | 784 | 5,419 | 257,144 |
| Change during the first three quarters | | | | | |
| Distribution of surplus | | | – | | (4,248) |
| Distribution of surplus | | | – | | (2,831) |
| Net income for the quarter | | | – | | 30,591 |
| Acquisition of treasury stock | | | – | | (142) |
| Disposal of treasury stock | | | – | | 0 |
| Net change for the quarter in items other than shareholders' equity | (3,109) | 1,138 | (1,971) | 107 | (1,864) |
| Total change during the first three quarters | (3,109) | 1,138 | (1,971) | 107 | 21,505 |
| Balance at December 31, 2007 | 3,427 | (4,614) | (1,187) | 5,526 | 278,649 |

## 4. Summary of Consolidated Statements of Cash Flows for the First Three Quarters of Fiscal 2007

(In millions of yen)

| Category | First three quarters, FY2006 (Apr. 1 to Dec. 31, 2006) Amount | First three quarters, current fiscal year (Apr. 1 to Dec. 31, 2007) Amount | Reference: FY2006 (Apr. 1, 2006 to Mar. 31, 2007) Amount |
|---|---|---|---|
| **I. Cash flow from operating activities** | | | |
| Net income (loss) before taxes | (151,243) | 32,246 | (372,262) |
| Depreciation expenses | 9,724 | 8,414 | 13,122 |
| Increase (decrease) in allowance for bad debts | 123,643 | (73,557) | 235,857 |
| Increase (decrease) in reserve for losses on interest repayments | 82,115 | (13,170) | 146,078 |
| Decrease (increase) in loans to customers | 132,404 | 255,946 | 211,327 |
| Decrease (increase) in installment receivables | 13,790 | 8,896 | 34,661 |
| Other | (3,821) | (1,241) | 14,374 |
| Subtotal | 206,613 | 217,533 | 283,160 |
| Payments for corporate and other taxes | (36,680) | (12,416) | (32,843) |
| Other | 224 | 369 | 242 |
| Cash flow from operating activities | 170,156 | 205,486 | 250,558 |
| **II. Cash flow from investing activities** | | | |
| Funds used for purchase of tangible fixed assets | (6,327) | (9,781) | (11,268) |
| Decrease (increase) in short-term receivables | 25,004 | 29,990 | 20,028 |
| Other | 3,255 | 739 | 4,739 |
| Cash flow from investing activities | 21,931 | 20,949 | 13,498 |
| **III. Cash flow from financing activities** | | | |
| Increase in short-term debts | 642,690 | 493,580 | 746,500 |
| Repayment of short-term debts | (656,210) | (413,680) | (768,330) |
| Increase in long-term debts | 276,336 | 64,800 | 374,710 |
| Repayments of long-term debts | (375,399) | (267,783) | (575,964) |
| Increase (decrease) in corporate bonds | 57,321 | — | 67,194 |
| Redemption of corporate bonds | (81,000) | (43,000) | (82,000) |
| Other | 1,499 | (5,222) | (33,500) |
| Cash flow from financing activities | (134,761) | (171,305) | (271,390) |
| **IV. Effect of exchange rate changes on cash and cash equivalents** | 31 | 42 | 45 |
| **V. Increase (decrease) in cash and cash equivalents** | 57,358 | 55,172 | (7,287) |
| **VI. Balance of cash and cash equivalents at the beginning of period** | 134,376 | 127,089 | 134,376 |
| **VII. Balance of cash and cash equivalents at the end of period** | 191,735 | 182,262 | 127,089 |

## VI. Consolidated Results of Operations for the First Three Quarters of Fiscal 2007

### 1. Operating Revenue

(In millions of yen, %)

| Item / Period | First three quarters, FY2006 (Apr. 1 to Dec. 31, 2006) | | First three quarters, current fiscal year (Apr. 1 to Dec. 31, 2007) | | Reference: FY2006 (Apr. 1, 2006 to Mar. 31, 2007) | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Interest on loans to customers | 346,268 | 90.0 | 277,309 | 88.1 | 448,662 | 89.9 |
| Unsecured loans | 288,701 | 75.0 | 234,367 | 74.5 | 374,839 | 75.1 |
| Secured loans | 34,040 | 8.9 | 24,805 | 7.9 | 43,575 | 8.7 |
| Small business loans | 23,526 | 6.1 | 18,135 | 5.8 | 30,247 | 6.1 |
| Credit card revenue | 9,501 | 2.5 | 11,090 | 3.5 | 12,754 | 2.6 |
| Per-item credit revenue | 10,456 | 2.7 | 5,559 | 1.8 | 12,998 | 2.6 |
| Credit guarantee revenue | 6,958 | 1.8 | 6,473 | 2.1 | 9,186 | 1.8 |
| Other financial revenue | 56 | 0.0 | 305 | 0.1 | 229 | 0.0 |
| Other operating revenue | 11,611 | 3.0 | 13,933 | 4.4 | 15,200 | 3.1 |
| Collection of purchased claims | 2,675 | 0.7 | 4,934 | 1.6 | 3,725 | 0.8 |
| Revenue from operational investment securities | 497 | 0.1 | 440 | 0.1 | 527 | 0.1 |
| Other | 8,438 | 2.2 | 8,557 | 2.7 | 10,947 | 2.2 |
| Total | 384,853 | 100.0 | 314,672 | 100.0 | 499,031 | 100.0 |

Note: "Other" included in other operating revenue includes bad debt write-off recovery and card membership fees.

### 2. Other Operating Indicators

| Item / Period | End of third quarter, FY2006 (As of Dec. 31, 2006) | End of current quarter (As of Dec. 31, 2007) | Reference: End of FY2006 (As of Mar. 31, 2007) |
|---|---|---|---|
| Total amount of loans outstanding (millions of yen) | 2,067,134 | 1,730,135 | 1,985,263 |
| Unsecured loans | 1,595,554 | 1,329,441 | 1,537,904 |
| Secured loans | 309,761 | 255,755 | 291,716 |
| Small business loans | 161,818 | 144,939 | 155,642 |
| Number of customer accounts | 3,660,172 | 3,165,518 | 3,547,633 |
| Unsecured loans | 3,471,298 | 3,002,372 | 3,366,873 |
| Secured loans | 92,352 | 77,378 | 87,384 |
| Small business loans | 96,522 | 85,768 | 93,376 |
| Number of branches | 2,629 | 1,217 | 2,307 |
| Staffed branches | 687 | 229 | 364 |
| Unstaffed branches | 1,942 | 988 | 1,943 |
| Number of automatic loan-contracting machines | 2,165 | 1,101 | 1,872 |
| Number of loan application processing machines | 310 | 39 | 304 |
| Number of ATMs | 166,474 | 164,727 | 167,238 |
| Company-owned | 2,285 | 1,204 | 1,998 |
| Partner-owned | 164,189 | 163,523 | 165,240 |
| Number of employees | 6,702 | 5,233 | 6,477 |

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet loans outstanding from the securitization of receivables (75,521 million yen at the end of the third quarter of the previous fiscal year, 73,392 million yen at the end of the current quarter, and 72,573 million yen at the end of the previous fiscal year) have been included.

EXHIBIT 12

# 2008年3月期(2007年12月)　第3四半期決算データブック

Data Book (Third Quarter report for the fiscal year ending March, 2008)






アイフル株式会社
*AIFUL CORPORATION*

## 1. 主要利益指標 *(Review of Profit / Group Total & Aiful)*

(1) 連結(Consolidated)

| 項目 | | 年/決算月(Fiscal Year) | | 06/12 | 増減率(yoy%) | 07/3 | 増減率(yoy%) | 07/9 | 増減率(yoy%) | 07/12 | 増減率(yoy%) | 08/3(E) | 増減率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 | (百万円) | Operating Revenue | (¥ Million) | 384,853 | -6.5 | 499,031 | -9.2 | 216,502 | -17.5 | 314,672 | -18.2 | 403,644 | -19.1 |
| 営業費用 | (百万円) | Operating Expenses | (¥ Million) | 361,420 | 19.3 | 662,832 | 56.2 | 195,433 | -16.7 | 283,063 | -21.7 | 371,960 | -43.9 |
| 営業利益 | (百万円) | Operating Income | (¥ Million) | 23,432 | -78.5 | -163,801 | - | 21,068 | -24.1 | 31,609 | 34.9 | 31,684 | - |
| 経常利益 | (百万円) | Ordinary Income | (¥ Million) | 23,925 | -78.3 | -163,092 | - | 21,504 | -23.5 | 32,196 | 34.6 | 32,000 | - |
| 当期純利益 | (百万円) | Net Income | (¥ Million) | -186,414 | - | -411,250 | - | 21,475 | - | 30,591 | - | 32,133 | - |
| 総資産 | (百万円) | Total Assets | (¥ Million) | 2,506,808 | -8.1 | 2,214,559 | -20.7 | 2,016,531 | -19.0 | 2,036,435 | -18.8 | 1,938,633 | -12.5 |
| 純資産 | (百万円) | Net Assets | (¥ Million) | 483,871 | -28.9 | 257,144 | -62.3 | 272,861 | -44.9 | 278,649 | -42.4 | 280,700 | 9.2 |
| 一株当たり当期純利益 | (円) | EPS | (¥) | -1,316.28 | - | -2,903.85 | - | 151.68 | - | 216.07 | - | 226.96 | - |
| 一株当たり純資産 | (円) | BPS | (¥) | 3,364.84 | -30.0 | 1,777.44 | -63.1 | 1,887.85 | -45.2 | 1,929.11 | -42.7 | 1,943.41 | 9.3 |
| 配当性向 | (%) | Payour Ratio | (%) | - | - | - | - | 13.2 | - | - | - | 17.6 | - |
| 自己資本比率 | (%) | Equity Ratio | (%) | 19.0 | *-5.9* | 11.4 | *-13.0* | 13.3 | *-6.3* | 13.4 | *-5.6* | 14.2 | *2.8* |
| 純資産当期純利益率 | (%) | ROE | (%) | - | - | -88.1 | *-98.3* | 16.6 | - | 15.5 | - | 12.2 | *100.3* |
| 総資産当期純利益率 | (%) | ROA | (%) | - | - | -16.4 | *-18.9* | 2.0 | - | 1.9 | - | 1.5 | *18.0* |

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2) 単体(AIFUL)

| 項目 | | 年/決算月(Fiscal Year) | | 06/12 | 増減率(yoy%) | 07/3 | 増減率(yoy%) | 07/9 | 増減率(yoy%) | 07/12 | 増減率(yoy%) | 08/3(E) | 増減率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 | (百万円) | Operating Revenue | (¥ Million) | 232,985 | -10.1 | 300,755 | -12.4 | 125,211 | -21.5 | 181,465 | -22.1 | 235,055 | -21.8 |
| 営業費用 | (百万円) | Operating Expenses | (¥ Million) | 219,534 | 21.4 | 407,693 | 59.3 | 114,888 | -18.0 | 166,171 | -24.3 | 220,629 | -45.9 |
| 営業利益 | (百万円) | Operating Income | (¥ Million) | 13,450 | -82.8 | -106,937 | - | 10,323 | -46.9 | 15,294 | 13.7 | 14,426 | - |
| 経常利益 | (百万円) | Ordinary Income | (¥ Million) | 17,699 | -78.7 | -101,225 | - | 13,163 | -40.9 | 19,517 | 10.3 | 20,000 | - |
| 当期純利益 | (百万円) | Net Income | (¥ Million) | -165,138 | - | -359,399 | - | 18,409 | - | 28,304 | - | 32,454 | - |
| 総資産 | (百万円) | Total Assets | (¥ Million) | 1,894,901 | -11.9 | 1,660,826 | -24.7 | 1,491,234 | -21.8 | 1,510,656 | -20.3 | 1,456,844 | -12.3 |
| 純資産 | (百万円) | Net Assets | (¥ Million) | 449,084 | -29.0 | 255,005 | -59.7 | 267,535 | -41.8 | 274,210 | -38.9 | 278,748 | 9.3 |
| 期末発行済株式総数 | (千株) | N. of Shares issued | (Thousand) | 142,035 | 0.0 | 142,035 | 0.0 | 142,035 | 0.0 | 142,035 | 0.0 | 142,035 | 0.0 |
| 一株当たり当期純利益 | (円) | EPS | (¥) | -1,166.04 | - | -2,537.73 | - | 130.03 | - | 199.91 | - | 229.23 | - |
| 一株当たり純資産 | (円) | BPS | (¥) | 3,171.00 | -29.0 | 1,800.60 | -59.7 | 1,889.65 | -41.7 | 1,936.79 | -38.9 | 1,968.85 | 9.3 |
| 一株当たり配当金 | (円) | Cash Dividends per Share | (¥) | - | - | 60.00 | 0.0 | 20.00 | -33.3 | - | - | 40.00 | -33.3 |
| 配当性向 | (%) | Payout Ratio | (%) | - | - | - | - | 15.4 | - | - | - | 17.4 | - |
| 自己資本比率 | (%) | Equity Ratio | (%) | 23.7 | *-5.7* | 15.4 | *-13.3* | 17.9 | *-6.2* | 18.2 | *-5.5* | 19.1 | *3.7* |
| 純資産当期純利益率 | (%) | ROE | (%) | - | - | -81.0 | *-89.2* | 14.1 | - | 14.2 | - | 12.2 | *93.1* |
| 総資産当期純利益率 | (%) | ROA | (%) | - | - | -18.6 | *-21.0* | 2.3 | - | 2.4 | - | 2.1 | *20.7* |

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

## 2. グループ合計営業実績 (Review of Operation / Group Total)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

| 年/決算月(Fiscal Year) | | 06/12 | 増減率(yoy%) | 07/3 | 増減率(yoy%) | 07/9 | 増減率(yoy%) | 07/12 | 増減率(yoy%) | 08/3(E) | 増減率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業債権合計 (百万円) | Total Receivable Outstanding (¥Million) | 2,478,893 | -6.6 | 2,369,585 | -11.6 | 2,159,949 | -15.7 | 2,082,431 | -16.0 | 2,017,410 | -14.9 |
| 営業貸付金残高 | Loans Outstanding | 2,067,134 | -5.8 | 1,985,263 | -11.1 | 1,810,833 | -15.6 | 1,730,135 | -16.3 | 1,674,365 | -15.7 |
| 無担保ローン | Unsecured | 1,595,554 | -5.2 | 1,537,904 | -10.0 | 1,397,591 | -15.4 | 1,329,441 | -16.7 | 1,281,706 | -16.7 |
| 有担保ローン | Home Equity | 309,761 | -12.9 | 291,716 | -18.3 | 265,597 | -18.4 | 255,755 | -17.4 | 245,667 | -15.8 |
| 事業者ローン | Small Business | 161,818 | 4.0 | 155,642 | -6.4 | 147,644 | -11.9 | 144,939 | -10.4 | 146,990 | -5.6 |
| 総合斡旋 | Credit Card Shopping | 121,996 | 15.2 | 117,222 | 15.9 | 118,185 | 10.6 | 134,262 | 10.1 | 127,064 | 8.4 |
| 個品斡旋 | Installment Sales Finance | 131,941 | -31.4 | 112,517 | -38.8 | 83,449 | -44.7 | 72,376 | -45.1 | 65,194 | -42.1 |
| 支払承諾見返 | Guarantee | 145,682 | -3.1 | 141,929 | -7.7 | 134,779 | -9.5 | 132,580 | -9.0 | 138,579 | -2.4 |
| その他営業債権 | Other | 12,138 | 16.5 | 12,652 | 20.3 | 12,701 | 9.4 | 13,076 | 7.7 | 12,205 | -3.5 |
| 口座数(残高あり) (千件) | Customer Accounts (Thousand) | 3,660 | -5.4 | 3,547 | -9.0 | 3,291 | -12.8 | 3,165 | -13.5 | - | - |
| 無担保ローン | Unsecured | 3,471 | -5.5 | 3,366 | -8.9 | 3,122 | -12.7 | 3,002 | -13.5 | - | - |
| 有担保ローン | Home Equity | 92 | -11.0 | 87 | -16.5 | 80 | -16.4 | 77 | -16.2 | - | - |
| 事業者ローン | Small Business | 96 | 2.7 | 93 | -5.2 | 88 | -10.9 | 85 | -11.1 | - | - |
| 一口座当たり残高 (千円) | Per Account (¥Thousand) | 564 | -0.4 | 559 | -2.3 | 550 | -3.2 | 546 | -3.2 | - | - |
| 無担保ローン | Unsecured | 459 | 0.3 | 456 | -1.2 | 447 | -3.1 | 442 | -3.7 | - | - |
| 有担保ローン | Home Equity | 3,354 | -2.1 | 3,338 | -2.1 | 3,301 | -2.3 | 3,305 | -1.5 | - | - |
| 事業者ローン | Small Business | 1,676 | 1.3 | 1,666 | -1.2 | 1,674 | -1.1 | 1,689 | 0.8 | - | - |
| クレジットカード会員数 (千件) | Credit Card Holders (Thousand) | 13,860 | 8.5 | 14,065 | 7.4 | 14,541 | 7.0 | 14,695 | 6.0 | 14,712 | 4.6 |
| 個品斡旋口座数 (千件) | Shopping Installment Accounts (Thousand) | 508 | -37.6 | 458 | -27.6 | 365 | -33.9 | 326 | -35.7 | - | - |
| 新規顧客件数 (千件) | New Accounts (Thousand) | 209 | -53.0 | 258 | -56.7 | 82 | -46.9 | 116 | -44.2 | 160 | -37.5 |
| 無担保ローン | Unsecured | 195 | -50.6 | 242 | -54.5 | 76 | -47.1 | 108 | -44.8 | 148 | -38.1 |
| 有担保ローン | Home Equity | 1 | -92.1 | 1 | -93.1 | 0 | -61.5 | 0 | -44.5 | 1 | -13.0 |
| 事業者ローン | Small Business | 11 | -59.0 | 13 | -63.1 | 5 | -42.6 | 7 | -34.2 | 9 | -30.1 |
| 新規クレジットカード発券数 (千枚) | New Issue of Credit Card (Thousand) | 1,685 | -0.6 | 2,180 | -5.7 | 995 | -12.4 | 1,440 | -14.5 | 1,947 | -10.7 |

(2)チャネル展開 (Marketing Channel)

| 年/決算月(Fiscal Year) | | 06/12 | 増減数(yoy) | 07/3 | 増減数(yoy) | 07/9 | 増減数 | 07/12 | 増減数(yoy) | 2008/3(E) | 増減数(yoy) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ローン事業店舗数 (店) | Loan Business Branches | 2,629 | *45* | 2,307 | *-415* | 1,224 | *-1,489* | 1,217 | *-1,412* | 1,214 | *-1,093* |
| 有人店舗 | Staffed Branches | 687 | *-184* | 364 | *-509* | 232 | *-588* | 229 | *-458* | 223 | *-141* |
| 無人店舗 | Unstaffed Branches | 1,942 | *229* | 1,943 | *94* | 992 | *-901* | 988 | *-954* | 991 | *-952* |
| ローン申込機 | Simple Auto Application Machines | 310 | *119* | 304 | *-6* | 39 | *-271* | 39 | *-271* | 38 | *-266* |
| 自動契約機設置台数 (台) | Unmanned Loan-contracting machines | 2,165 | *-57* | 1,872 | *-377* | 1,100 | *-1,137* | 1,101 | *-1,064* | - | - |
| 正社員数(a) (人) | N. of Employees (regularly payroll) (a) | 6,702 | *-91* | 6,477 | *-198* | 5,306 | *-1,570* | 5,233 | *-1,469* | 5,144 | *-1,333* |
| 非正社員数(b) (人) | N. of Employees (temp.) (b) | 3,275 | *-306* | 3,278 | *-284* | 2,536 | *-904* | 2,475 | *-800* | - | - |
| 合計(a)+(b) (人) | Total (a)+(b) | 9,977 | *-397* | 9,755 | *-482* | 7,842 | *-2,474* | 7,708 | *-2,269* | - | - |
| 非正社員比率(b)/(a+b) (%) | Ratio of N. of Employees (b)/(a+b) | 32.8 | *-1.7* | 33.6 | *-1.2* | 32.3 | *-1.0* | 32.1 | *-0.7* | - | - |

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

## 3. グループ合計損益の内訳 （Revenue and Expenses / Group Total ）

会計ベース（On-Balance）

（百万円/¥ Million）

| 年/決算月(Fiscal Year) | | 07/3 | 増減率 (yoy%) | 07/9 | 営業収益比 (%) | 増減率 (yoy%) | 07/12 | 営業収益比 (%) | 増減率 (yoy%) | 08/3(E) | 営業収益比 (%) | 増減率 (yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 | Operating Revenue | 499,031 | -9.2 | 216,502 | 100.0 | -17.5 | 314,672 | 100.0 | -18.2 | 403,644 | 100.0 | -19.1 |
| 営業貸付金利息 | Interest Income | 448,662 | -8.7 | 191,345 | 88.4 | -18.9 | 277,309 | 88.1 | -19.9 | 354,711 | 87.9 | -20.9 |
| 無担保ローン | Unsecured | 374,839 | -7.5 | 161,883 | 74.8 | -17.6 | 234,367 | 74.5 | -18.8 | 299,018 | 74.1 | -20.2 |
| 有担保ローン | Home Equity | 43,575 | -22.4 | 17,142 | 7.9 | -27.1 | 24,805 | 7.9 | -27.1 | 31,898 | 7.9 | -26.8 |
| 事業者ローン | Small Business | 30,247 | 1.1 | 12,319 | 5.7 | -23.6 | 18,135 | 5.8 | -22.9 | 23,795 | 5.9 | -21.3 |
| 総合斡旋収益 | Credit Card Shopping | 12,754 | 13.1 | 7,111 | 3.3 | 14.8 | 11,090 | 3.5 | 16.7 | 14,859 | 3.7 | 16.5 |
| 個品斡旋収益 | Installment Sales Finance | 12,998 | -26.5 | 3,934 | 1.8 | -47.3 | 5,559 | 1.8 | -46.8 | 6,937 | 1.7 | -46.6 |
| 信用保証収益 | Guarantees | 9,186 | 6.0 | 4,348 | 2.0 | -6.9 | 6,473 | 2.1 | -7.0 | 8,631 | 2.1 | -6.0 |
| その他の金融収益 | Other Financial Revenue | 229 | 554.3 | 237 | 0.1 | 558.3 | 305 | 0.1 | 444.6 | 482 | 0.1 | 110.5 |
| その他の営業収益 | Other Operating Revenue | 15,200 | -26.0 | 9,523 | 4.4 | 21.2 | 13,933 | 4.4 | 20.0 | 18,019 | 4.5 | 18.5 |
| 営業投資有価証券売上高 | Sales of Finvestment Securities | 527 | 20.9 | 415 | 0.2 | 37.0 | 440 | 0.1 | -11.5 | 834 | 0.2 | 58.3 |
| 買取債権回収高 | Purchased Loans Receivable | 3,725 | - | 3,398 | 1.6 | 89.0 | 4,934 | 1.6 | 84.4 | 6,398 | 1.6 | 71.8 |
| 償却債権回収額 | Bad Debt Recovery | 4,022 | -52.9 | 2,374 | 1.1 | 2.0 | 3,463 | 1.1 | 7.1 | 4,335 | 1.1 | 7.8 |
| その他 | Other | 6,924 | -40.0 | 3,334 | 1.5 | -2.7 | 5,094 | 1.6 | -2.1 | 6,452 | 1.6 | -6.8 |
| 営業費用 | Operating Expenses | 662,832 | 56.2 | 195,433 | 90.3 | -16.7 | 283,063 | 90.0 | -21.7 | 371,960 | 92.2 | -43.9 |
| 金融費用 | Financial Expenses | 36,615 | -3.0 | 16,985 | 7.8 | -7.3 | 25,233 | 8.0 | -8.2 | 35,314 | 8.7 | -3.6 |
| 売上原価 | Cost of Sales | 2,829 | 1,535.3 | 2,727 | 1.3 | 93.8 | 4,092 | 1.3 | 101.3 | 5,048 | 1.3 | 78.4 |
| 営業投資有価証券売上原価 | Cost of Investment Securities | 163 | 9.4 | 125 | 0.1 | 73.6 | 174 | 0.1 | 16.8 | 412 | 0.1 | 152.8 |
| 債権買取原価 | Cost of purchased loans and receivables | 2,666 | - | 2,601 | 1.2 | 94.8 | 3,917 | 1.2 | 108.0 | 4,636 | 1.1 | 73.9 |
| その他の営業費用 | Other Operating Expenses(SG&A) | 623,387 | 61.3 | 175,720 | 81.2 | -18.2 | 253,737 | 80.6 | -23.6 | 331,596 | 82.2 | -46.8 |
| 貸倒関連費用 | Credit Cost | 340,363 | 104.8 | 73,192 | 33.8 | -29.6 | 112,195 | 35.7 | -31.7 | 158,669 | 39.3 | -53.4 |
| 内貸倒損失 | Bad Debt Write offs | 205,980 | 37.5 | 127,400 | 58.8 | 42.6 | 181,156 | 57.6 | 27.0 | 237,215 | 58.8 | 15.2 |
| 利息返還関連費用 | Return of overpayment Cost | 113,074 | 436.6 | 35,961 | 16.6 | 85.9 | 43,673 | 13.9 | 20.9 | 38,037 | 9.4 | -66.4 |
| 内利息返還金 | Return of overpayment | 36,306 | - | 35,554 | 16.4 | 154.4 | 55,905 | 17.8 | 139.9 | 64,470 | 16.0 | 77.6 |
| 広告宣伝費 | Advertising Expenses | 15,073 | -46.2 | 3,925 | 1.8 | -56.8 | 5,585 | 1.8 | -51.1 | 7,301 | 1.8 | -51.6 |
| 人件費 | Salaries | 56,631 | -2.8 | 22,985 | 10.6 | -23.5 | 34,026 | 10.8 | -22.9 | 45,990 | 11.4 | -18.8 |
| のれん償却 | Amortization of Goodwill and | 1,734 | -15.6 | 427 | 0.2 | -50.7 | 641 | 0.2 | -50.7 | 855 | 0.2 | -50.7 |
| その他 | Other | 96,509 | -13.0 | 39,227 | 18.1 | -23.9 | 57,614 | 18.3 | -22.9 | 80,742 | 20.0 | -16.3 |
| 営業利益 | Operating Income | -163,801 | - | 21,068 | 9.7 | -24.1 | 31,609 | 10.0 | 34.9 | 31,684 | 7.8 | - |
| 営業外収益 | Non-operating Income | 1,064 | -47.0 | 533 | 0.2 | -10.0 | 708 | 0.2 | -5.2 | 439 | 0.1 | -58.7 |
| 営業外費用 | Non-operating Expenses | 354 | 122.6 | 97 | 0.0 | -56.1 | 120 | 0.0 | -52.8 | 123 | 0.0 | -65.3 |
| 経常利益 | Ordinary Income | -163,092 | - | 21,504 | 9.9 | -23.5 | 32,196 | 10.2 | 34.6 | 32,000 | 7.9 | - |
| 特別利益 | Extraordinary Income | 3,744 | 366.3 | 965 | 0.5 | 130.9 | 972 | 0.3 | -69.7 | 1,435 | 0.4 | -61.7 |
| 特別損失 | Extraordinary Losses | ※212,914 | 1,320.0 | 700 | 0.3 | -99.6 | 923 | 0.3 | -99.5 | 1,847 | 0.5 | -99.1 |
| 税引前利益 | Income before Income Taxes | -372,262 | - | 21,769 | 10.1 | - | 32,246 | 10.2 | - | 31,588 | 7.8 | - |
| 法人税･住民税及び事業税 | Income Taxes | 15,795 | -65.3 | 4,643 | 2.1 | -67.8 | 6,511 | 2.1 | -67.5 | 4,270 | 1.1 | -73.0 |
| 法人税等調整額 | Effect of a Tax Consequences | 24,733 | - | -4,512 | -2.1 | - | -4,968 | - | - | -4,949 | -1.2 | - |
| 少数株主利益 | Minority Interest Loss | -1,540 | - | 163 | 0.1 | -18.9 | 111 | 0.0 | -70.1 | 133 | 0.0 | - |
| 当期純利益 | Net Income | -411,250 | - | 21,475 | 9.9 | - | 30,591 | 9.7 | - | 32,133 | 8.0 | - |

※当社グループは、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額107,012百万円、利息返還損失引当金繰入額69,312百万円の合計176,324百万円を特別損失に計上しています。
AIFUL Group has revised the reserve for interest repayment losses to 69,312 million yen and the reserve for bad debts to 107,012 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

## 4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

### (1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | 構成比(%) | 07/3 | 構成比(%) | 07/9 | 構成比(%) | 07/12 | 構成比(%) | 08/3(E) | 構成比(%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 借入金 | Borrowings | 959,250 | 52.7 | 930,279 | 55.7 | 808,368 | 53.9 | 746,171 | 49.3 | - | - |
| 都市銀行等 | City Banks | 140,179 | 7.7 | 153,567 | 9.2 | 134,976 | 9.0 | 125,933 | 8.3 | - | - |
| 信託銀行 | Trust Banks | 344,247 | 18.9 | 330,245 | 19.8 | 289,730 | 19.3 | 273,876 | 18.1 | - | - |
| 地方銀行・第二地方銀行 | Regional Banks | 189,003 | 10.4 | 171,641 | 10.3 | 141,852 | 9.5 | 127,028 | 8.4 | - | - |
| 生命保険会社 | Life Insurance | 100,508 | 5.5 | 92,171 | 5.5 | 73,067 | 4.9 | 64,314 | 4.3 | - | - |
| 損害保険会社 | Non-Life Insurance | 28,435 | 1.6 | 26,044 | 1.6 | 20,392 | 1.4 | 18,718 | 1.2 | - | - |
| 外国銀行 | Foreigner | 15,000 | 0.8 | 15,000 | 0.9 | 15,000 | 1.0 | 9,000 | 0.6 | - | - |
| シンジケートローン | Syndicated Loan | 2,350 | 0.1 | - | - | - | - | - | - | - | - |
| 保信連等 | Credit Association | 70,166 | 3.9 | 69,584 | 4.2 | 65,191 | 4.3 | 58,918 | 3.9 | - | - |
| その他 | Other | 69,360 | 3.8 | 72,026 | 4.3 | 68,158 | 4.5 | 68,382 | 4.5 | - | - |
| CP・社債等 | CP and Bonds | 859,234 | 47.3 | 739,945 | 44.3 | 690,302 | 46.1 | 767,067 | 50.7 | - | - |
| CP | CP | 35,000 | 1.9 | - | - | - | - | 2,000 | 0.1 | - | - |
| 普通社債 | SB | 487,100 | 26.8 | 496,100 | 29.7 | 453,100 | 30.2 | 453,100 | 29.9 | - | - |
| 流動化 | ABS,ABL | 337,134 | 18.5 | 243,845 | 14.6 | 237,202 | 15.8 | 311,967 | 20.6 | - | - |
| 合計 | Total | 1,818,484 | 100.0 | 1,670,225 | 100.0 | 1,498,671 | 100.0 | 1,513,239 | 100.0 | 1,460,408 | 100.0 |

### (2)長期・短期別調達金額(Short and Long-term Borrowings)

| 年/決算月(Fiscal Year) | | 06/12 | 構成比(%) | 07/3 | 構成比(%) | 07/9 | 構成比(%) | 07/12 | 構成比(%) | 08/3 | 構成比(%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 短期調達 | Short-term Borrowings | 134,680 | 7.4 | 91,370 | 5.5 | 86,770 | 5.8 | 173,270 | 11.5 | 88,810 | 6.1 |
| 短期借入 | Borrowings | 99,680 | 5.5 | 91,370 | 5.5 | 86,770 | 5.8 | 91,270 | 6.0 | - | - |
| 流動化 | ABL | - | - | - | - | - | - | 80,000 | 5.3 | - | - |
| CP | CP | 35,000 | 1.9 | - | - | - | - | 2,000 | 0.1 | - | - |
| 長期調達 | Long-term Borrowings | 1,683,804 | 92.6 | 1,578,855 | 94.5 | 1,411,901 | 94.2 | 1,339,969 | 88.5 | 1,371,598 | 93.9 |
| 固定金利借入 | Fixed Rate | 208,991 | 11.5 | 199,031 | 11.9 | 167,909 | 11.2 | 152,875 | 10.1 | - | - |
| 変動金利借入 | Floating Rate | 650,578 | 35.8 | 639,878 | 38.3 | 553,688 | 36.9 | 502,026 | 33.2 | - | - |
| キャップ | With Cap | 197,500 | 10.9 | 193,750 | 11.6 | 164,828 | 11.0 | 135,000 | 8.9 | - | - |
| スワップ | With Swap | 240,655 | 13.2 | 215,535 | 12.9 | 194,315 | 13.0 | 192,525 | 12.7 | - | - |
| 社債等(固定) | SB Other (Fixed Bond) | 638,119 | 35.1 | 618,995 | 37.1 | 548,998 | 36.6 | 535,216 | 35.4 | - | - |
| 普通社債 | SB | 475,580 | 26.2 | 484,580 | 29.0 | 453,100 | 30.2 | 453,100 | 29.9 | - | - |
| 流動化 | ABS,ABL | 162,539 | 8.9 | 134,415 | 8.0 | 95,898 | 6.4 | 82,116 | 5.4 | - | - |
| 社債等(変動) | SB Other (Floating Bond) | 186,115 | 10.2 | 120,950 | 7.2 | 141,303 | 9.4 | 149,851 | 9.9 | - | - |
| 普通社債 | SB | 11,520 | 0.6 | 11,520 | 0.7 | - | - | - | - | - | - |
| スワップ | With Swap | - | - | - | - | - | - | - | - | - | - |
| 流動化 | ABS,ABL | 174,595 | 9.6 | 109,430 | 6.6 | 141,303 | 9.4 | 149,851 | 9.9 | - | - |
| キャップ | With Cap | 124,595 | 6.9 | 109,430 | 6.6 | 141,303 | 9.4 | 139,851 | 9.2 | - | - |
| 固定金利借入比率 | Ratio of Fixed Rate Borrowings to Total Borrowings | 847,110 | 46.6 | 847,386 | 50.7 | 716,908 | 47.8 | 688,092 | 45.5 | - | - |
| 実質固定金利借入比率 | Ratio of Borrowings at Fixed Ratio | 1,409,860 | 77.5 | 1,366,102 | 81.8 | 1,217,355 | 81.2 | 1,155,468 | 76.4 | - | - |
| 合計 | Total | 1,818,484 | 100.0 | 1,670,225 | 100.0 | 1,498,671 | 100.0 | 1,513,239 | 100.0 | 1,460,408 | 100.0 |

### (3)調達金利(Funding Rate)

| 年/決算月(Fiscal Year) | | 06/12 | 07/3 | 07/9 | 07/12 | 08/3(E) |
|---|---|---|---|---|---|---|
| 調達金利 | Funding Rate | 1.69 | 1.80 | 1.87 | 1.86 | 2.23 |
| 間接 | Indirect | 1.97 | 2.03 | 2.15 | 2.16 | - |
| 直接 | Direct | 1.37 | 1.51 | 1.54 | 1.57 | - |

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

**(参考)**

| | | | | | | |
|---|---|---|---|---|---|---|
| 長期プライムレート | Long term prime rate | 2.35 | 2.20 | 2.25 | 2.30 | 2.95 |

## 5. アイフル営業実績 (Review of Operation / AIFUL)

### (1)営業実績(Operating Results)

| 年/決算月(Fiscal Year) | | 06/12 | 増減率(yoy%) | 07/3 | 増減率(yoy%) | 07/9 | 増減率(yoy%) | 07/12 | 増減率(yoy%) | 08/3(E) | 増減率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業債権合計 | Total Receivable Outstanding | 1,428,452 | -8.2 | 1,361,303 | -13.7 | 1,227,715 | -17.6 | 1,168,342 | -18.2 | 1,128,446 | -17.1 |
| 営業貸付金残高 (百万円) | Loans Outstanding (¥ Million) | 1,365,186 | -8.8 | 1,298,611 | -14.2 | 1,166,767 | -18.2 | 1,107,891 | -18.8 | 1,064,057 | -18.1 |
| 無担保ローン | Unsecured | 1,040,773 | -7.0 | 995,077 | -12.2 | 894,929 | -17.4 | 850,565 | -18.3 | 817,689 | -17.8 |
| 有担保ローン | Home Equity | 292,722 | -14.3 | 274,787 | -19.5 | 248,241 | -19.5 | 236,017 | -19.4 | 225,732 | -17.9 |
| 事業者ローン | Small Business | 31,690 | -14.1 | 28,747 | -25.3 | 23,597 | -31.3 | 21,308 | -32.8 | 20,636 | -28.2 |
| 支払承諾見返 | Guarantee | 59,922 | 5.8 | 58,914 | -5.5 | 56,740 | -7.6 | 55,999 | -6.5 | 59,482 | 1.0 |
| 個人保証 | Personal Loans | 39,127 | -1.3 | 38,179 | -8.0 | 36,252 | -10.2 | 35,192 | -10.1 | 36,612 | -4.1 |
| 事業者保証 | Small business loans | 20,794 | 22.5 | 20,734 | -0.4 | 20,487 | -2.7 | 20,807 | 0.1 | 22,870 | 10.3 |
| その他 | Other | 3,344 | 72.1 | 3,777 | 70.4 | 4,208 | 40.5 | 4,450 | 33.1 | 4,907 | 29.9 |
| 口座数 (千件) | Customer Accounts (Thousand) | 1,976 | -9.5 | 1,894 | -13.4 | 1,723 | -16.3 | 1,650 | -16.5 | 1,578 | -16.7 |
| 無担保ローン | Unsecured | 1,864 | -9.3 | 1,788 | -13.1 | 1,628 | -16.2 | 1,560 | -16.3 | 1,490 | -16.6 |
| 有担保ローン | Home Equity | 89 | -12.0 | 84 | -17.3 | 77 | -17.2 | 73 | -17.0 | 71 | -15.6 |
| 事業者ローン | Small Business | 23 | -13.6 | 21 | -22.6 | 18 | -27.5 | 16 | -29.1 | 16 | -22.8 |
| 一口座当たり残高 (千円) | Per Account (¥ Thousand) | 690 | 0.7 | 685 | -0.9 | 676 | -2.2 | 671 | -2.8 | 674 | -1.6 |
| 無担保ローン | Unsecured | 558 | 2.6 | 556 | 1.0 | 549 | -1.4 | 545 | -2.3 | 549 | -1.3 |
| 有担保ローン | Home Equity | 3,287 | -2.6 | 3,269 | -2.6 | 3,222 | -2.8 | 3,195 | -2.8 | 3,184 | -2.6 |
| 事業者ローン | Small Business | 1,351 | -0.6 | 1,336 | -3.5 | 1,298 | -5.2 | 1,281 | -5.2 | 1,273 | -4.7 |
| 新規顧客件数 (千件) | New Accounts (Thousand) | 123 | -55.0 | 156 | -57.8 | 60 | -33.3 | 87 | -28.9 | 120 | -22.8 |
| 無担保ローン | Unsecured | 122 | -50.9 | 155 | -54.1 | 59 | -32.7 | 87 | -28.5 | 119 | -22.7 |
| 有担保ローン | Home Equity | 0 | -95.9 | 0 | -96.7 | 0 | -82.5 | 0 | -69.6 | 0 | -5.5 |
| 事業者ローン | Small Business | 0 | -94.5 | 0 | -95.7 | 0 | -90.0 | 0 | -86.2 | 0 | -91.0 |
| 実質平均利回り ※1 (%) | Average Yield ※1 (%) | 20.9 | -1.6 | 20.8 | -1.5 | 19.6 | -1.5 | 19.3 | -1.6 | 19.2 | -1.6 |
| 無担保ローン | Unsecured | 23.0 | -1.4 | 22.9 | -1.3 | 21.6 | -1.6 | 21.3 | -1.7 | 21.2 | -1.7 |
| 有担保ローン | Home Equity | 13.6 | -2.4 | 13.5 | -2.5 | 12.3 | -1.5 | 12.1 | -1.5 | 11.9 | -1.6 |
| 事業者ローン | Small Business | 22.9 | -2.4 | 22.7 | -2.5 | 19.8 | -3.8 | 19.6 | -3.3 | 18.9 | -3.8 |

※1:実質平均利回り=営業貸付金利息/((営業貸付金期初残高+営業貸付金期末残高)÷2)(%)
注) 斜体数値は増減数

※1:Average Yield=Interest Income/Average Loans Outstanding (%)
Notes:Italic Font = Increase or Decrease

### (2)チャネル展開(Marketing Channel)

| 年/決算月(Fiscal Year) | | 06/12 | 増減数(yoy) | 07/3 | 増減数(yoy) | 07/9 | 増減数(yoy) | 07/12 | 増減数(yoy) | 2008/3(E) | 増減数(yoy) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ローン事業店舗数 ※2 (店) | Loan Business Branches ※2 | 1,846(935) | 69 | 1,805(931) | -107 | 1,019(574) | -884 | 1,015(573) | -831 | 1,018 | -787 |
| 有人店舗 | Staffed Branches | 344(74) | -167 | 101(6) | -410 | 101(6) | -359 | 101(5) | -243 | 101 | 0 |
| 無人店舗 | Unstaffed Branches | 1,499(861) | 237 | 1,704(925) | 307 | 918(568) | -522 | 914(568) | -585 | 917 | -787 |
| ローン申込機 | Simple Auto Application Machines | 310(273) | 119 | 304(269) | -6 | 39(35) | -271 | 39(35) | -271 | 38 | -266 |
| 信販カード担当店舗 | Other | 3 | -1 | 0 | -4 | 0 | -3 | 0 | -3 | 0 | 0 |
| 自動契約機設置台数 (台) | Unmanned Loan-contracting Machines | 1,531 | -48 | 1,501 | -94 | 980 | -608 | 981 | -550 | - | - |
| 併設型 | At Staffed Branches | 342 | -166 | 101 | -407 | 101 | -357 | 101 | -241 | - | - |
| 独立型 | At Unstaffed Branches | 1,189 | 118 | 1,400 | 313 | 879 | -251 | 880 | -309 | - | - |
| ATM・CDネットワーク (台) | AIFUL ATMs and Tie-up CDs | 104,390 | 3,407 | 104,467 | 2,478 | 105,626 | 2,708 | 107,357 | 2,967 | - | - |
| 自社ATM | AIFUL ATMs | 1,738 | -35 | 1,668 | -135 | 1,056 | -753 | 1,037 | -701 | - | - |
| 提携ATM-CD ※3 | Tie-up ATM-CD ※3 | 86,939 | 2,992 | 87,390 | 2,554 | 88,990 | 3,480 | 90,695 | 3,756 | - | - |
| 提携コンビニ入金 | Tie-up Convenience Store | 15,713 | 450 | 15,409 | 59 | 15,580 | -19 | 15,625 | -88 | - | - |
| 保証提携先金融機関 | Guarantee Tie-up Banks | | | | | | | | | | |
| 個人保証 | Personal Loans | 43 | -1 | 43 | -1 | 43 | -1 | 43 | 0 | - | - |
| 事業者保証 | Small business loans | 58 | 10 | 58 | 1 | 62 | 3 | 66 | 8 | - | - |
| 正社員数(a) (人) | N. of Employees (regularly payroll) (a) | 3,128 | -38 | 3,046 | -20 | 2,657 | -559 | 2,616 | -512 | 2,554 | -492 |
| 非正社員数(b) (人) | N. of Employees (temp.) (b) | 1,305 | -230 | 1,362 | -139 | 927 | -501 | 861 | -444 | - | - |
| 合計(a)+(b) | Total (a)+(b) | 4,433 | -268 | 4,408 | -159 | 3,584 | -1,060 | 3,477 | -956 | - | - |
| 非正社員比率(b)/(a+b) (%) | Ratio of N. of Employees (b)/(a+b) | 29.4 | -3.2 | 30.9 | -2.0 | 25.9 | -4.9 | 24.8 | -4.7 | - | - |

※2:()はロードサイド型
※3:提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(06/12:11,883台、07/3:12,088台、07/9:12,548, 07/12:12,837台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs ( 06/12: 11,883, 07/3: 12,088, 07/9:12,548, 07/12:12,837. )
Notes: Italic Font = Increase or Decrease

## 6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 07/3 | 増減率 (yoy%) | 07/9 | 営業収益比 (%) | 増減率 (yoy%) | 07/12 | 営業収益比 (%) | 増減率 (yoy%) | 2008/3(E) | 営業収益比 (%) | 増減率 (yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 | Operating Revenue | 300,755 | -12.4 | 125,211 | 100.0 | -21.5 | 181,465 | 100.0 | -22.1 | 235,055 | 100.0 | -21.8 |
| 営業貸付金利息 | Interest Income | 292,668 | -12.3 | 120,909 | 96.6 | -22.1 | 175,162 | 96.5 | -22.8 | 226,731 | 96.5 | -22.5 |
| 無担保ローン | Unsecured | 243,614 | -9.8 | 102,236 | 81.7 | -20.5 | 148,235 | 81.7 | -21.3 | 192,384 | 81.8 | -21.0 |
| 有担保ローン | Home Equity | 41,423 | -24.1 | 16,072 | 12.8 | -28.4 | 23,221 | 12.8 | -28.3 | 29,688 | 12.6 | -28.3 |
| 事業者ローン | Small Business | 7,630 | -15.2 | 2,600 | 2.1 | -39.6 | 3,705 | 2.0 | -38.9 | 4,659 | 2.0 | -38.9 |
| その他の金融収益 | Other Financial Revenue | 179 | 10,054.8 | 175 | 0.1 | 1,323.4 | 207 | 0.1 | 822.0 | 353 | 0.2 | 97.2 |
| その他の営業収益 | Other Operating Revenue | 7,907 | -20.7 | 4,126 | 3.3 | -2.5 | 6,095 | 3.4 | -0.4 | 7,971 | 3.4 | 0.8 |
| 信用保証収益 | Loan Guarantee Fee | 5,052 | 14.2 | 2,399 | 1.9 | -6.8 | 3,573 | 2.0 | -6.8 | 4,787 | 2.0 | -5.2 |
| 償却債権回収額 | Bad Debt Recovery | 1,840 | -57.2 | 1,376 | 1.1 | 27.9 | 2,021 | 1.1 | 36.3 | 2,486 | 1.1 | 35.1 |
| その他 | Other | 1,014 | -17.1 | 350 | 0.3 | -39.5 | 499 | 0.3 | -37.8 | 698 | 0.3 | -31.2 |
| 営業費用 | Operating Expenses | 407,693 | 59.3 | 114,888 | 91.7 | -18.0 | 166,171 | 91.6 | -24.3 | 220,629 | 93.9 | -45.9 |
| 金融費用 | Financial Expenses | 28,858 | -7.6 | 12,925 | 10.3 | -11.1 | 19,167 | 10.6 | -11.6 | 26,513 | 11.3 | -8.1 |
| その他の営業費用 | Other Operating Expenses (SG & A) | 378,834 | 68.6 | 101,963 | 81.4 | -18.8 | 147,003 | 81.0 | -25.7 | 194,116 | 82.6 | -48.8 |
| 貸倒関連費用 | Credit Cost | 218,085 | 110.7 | 43,549 | 34.8 | -30.6 | 74,105 | 40.8 | -29.9 | 104,531 | 44.5 | -52.1 |
| 内貸倒損失 | Bad Debt Write offs | 134,128 | 43.6 | 84,608 | 67.6 | 47.3 | 122,007 | 67.2 | 32.2 | 155,558 | 66.2 | 16.0 |
| 利息返還関連費用 | Return of overpayment Cost | 77,081 | 352.9 | 26,936 | 21.5 | 60.9 | 26,939 | 14.8 | 1.4 | 26,936 | 11.5 | -65.1 |
| 内利息返還金 | Return of overpayment | 28,215 | - | 25,148 | 20.1 | 127.0 | 38,896 | 21.4 | 113.4 | 49,626 | 21.1 | 75.9 |
| 広告宣伝費 | Advertising Expenses | 5,733 | -65.3 | 1,942 | 1.6 | -44.3 | 2,881 | 1.6 | -29.3 | 4,269 | 1.8 | -25.5 |
| 支払手数料 | Commission | 11,449 | -18.4 | 4,454 | 3.6 | -27.3 | 6,439 | 3.5 | -27.2 | 8,788 | 3.7 | -23.2 |
| 人件費 | Salaries | 28,649 | -2.9 | 12,068 | 9.6 | -20.1 | 17,906 | 9.9 | -19.4 | 23,408 | 10.0 | -18.3 |
| 賃借料・地代家賃 | Rental Expenses・Land Rent | 11,612 | -8.0 | 4,074 | 3.3 | -33.6 | 5,772 | 3.2 | -35.9 | 8,141 | 3.5 | -29.9 |
| 消耗品費・修繕費 | Supplies・Repair and Maintenance | 5,043 | -29.4 | 1,862 | 1.5 | -40.4 | 2,811 | 1.5 | -34.4 | 4,168 | 1.8 | -17.4 |
| 通信費 | Communications | 1,583 | -35.6 | 791 | 0.6 | 2.1 | 1,145 | 0.6 | -2.7 | 1,779 | 0.8 | 12.4 |
| 保険料 | Insurance Premium | 2,771 | -33.7 | 121 | 0.1 | -94.7 | 164 | 0.1 | -94.6 | 212 | 0.1 | -92.3 |
| 減価償却費 | Depreciation | 8,641 | 13.9 | 3,494 | 2.8 | -18.9 | 5,036 | 2.8 | -22.2 | 6,835 | 2.9 | -20.9 |
| 事業税 | Enterprice Tax (Pro forma standard taxation) | 514 | -42.8 | 173 | 0.1 | -48.9 | 240 | 0.1 | -49.9 | 265 | 0.1 | -44.6 |
| その他 | Other | 7,667 | -16.8 | 2,493 | 2.0 | -43.2 | 3,559 | 2.0 | -40.8 | 4,764 | 2.0 | -37.9 |
| 営業利益 | Operating Income | -106,937 | - | 10,323 | 8.3 | -46.9 | 15,294 | 8.4 | 13.7 | 14,426 | 6.1 | - |
| 営業外収益 | Non-operating Income | 6,002 | -16.1 | 2,916 | 2.3 | -4.1 | 4,314 | 2.4 | -3.2 | 5,675 | 2.4 | -5.5 |
| 営業外費用 | Non-operating Expenses | 289 | 308.3 | 77 | 0.1 | -58.4 | 91 | 0.1 | -56.6 | 101 | 0.0 | -65.0 |
| 経常利益 | Ordinary Income | -101,225 | - | 13,163 | 10.5 | -40.9 | 19,517 | 10.8 | 10.3 | 20,000 | 8.5 | - |
| 特別利益 | Extraordinary Income | 2,941 | 922.2 | 6,063 | 4.8 | 143,273.5 | 9,805 | 5.4 | 250.4 | 10,215 | 4.3 | 247.3 |
| 特別損失 | Extraordinary Losses | ※242,879 | 2,080.0 | 663 | 0.5 | -99.6 | 835 | 0.5 | -99.5 | 1,059 | 3.6 | -99.6 |
| 税引前利益 | Income before Income Taxes | -341,163 | - | 18,563 | 14.8 | - | 28,487 | 15.7 | - | 29,156 | 12.4 | - |
| 法人税・住民税及び事業税 | Income Taxes | 7,563 | -81.8 | 3,561 | 2.8 | -70.2 | 3,591 | 2.0 | -76.0 | 3,601 | 1.5 | -52.4 |
| 法人税等調整額 | Effect of a Tax Consequences | 10,672 | - | -3,408 | -2.7 | - | -3,408 | -1.9 | - | -6,899 | -2.9 | - |
| 当期純利益 | Net Income | -359,399 | - | 18,409 | 14.7 | - | 28,304 | 15.6 | - | 32,454 | 13.8 | - |

※当社は、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額99,197百万円、利息返還損失引当金繰入額57,070百万円の合計156,267百万円を特別損失に計上しています。
AIFUL has revised the reserve for interest repayment losses to 57,070 million yen and the reserve for bad debts to 99,197 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

## 7. アイフル資金調達の状況 (Review of Funding / AIFUL)

### (1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | 構成比(%) | 07/3 | 構成比(%) | 07/9 | 構成比(%) | 07/12 | 構成比(%) | 平均借入期間(年) | 2008/3(E) | 構成比(%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 借入金 | Borrowings | 615,017 | 48.1 | 600,978 | 50.5 | 490,548 | 48.0 | 442,866 | 42.1 | 4.6 | - | - |
| 都市銀行等 | City Banks | 102,839 | 8.0 | 120,203 | 10.1 | 102,296 | 10.0 | 95,949 | 9.1 | - | - | - |
| 信託銀行 | Trust Banks | 215,916 | 16.9 | 204,932 | 17.2 | 162,086 | 15.9 | 148,782 | 14.2 | - | - | - |
| 地方銀行・第二地方銀行 | Regional Banks | 128,552 | 10.1 | 118,875 | 10.0 | 98,672 | 9.7 | 89,817 | 8.5 | - | - | - |
| 信用金庫 | Shinkin Banks | 16,800 | 1.3 | 16,600 | 1.4 | 13,300 | 1.3 | 11,200 | 1.1 | - | - | - |
| 生命保険会社 | Life Insurance | 99,345 | 7.8 | 91,395 | 7.7 | 72,897 | 7.1 | 64,227 | 6.1 | - | - | - |
| 損害保険会社 | Non-Life Insurance | 26,178 | 2.0 | 24,052 | 2.0 | 18,930 | 1.9 | 17,534 | 1.7 | - | - | - |
| 外国銀行 | Foreigner | 15,000 | 1.2 | 15,000 | 1.3 | 15,000 | 1.5 | 9,000 | 0.9 | - | - | - |
| 県信連 | Credit Association | 4,247 | 0.3 | 3,460 | 0.3 | 2,161 | 0.2 | 1,736 | 0.2 | - | - | - |
| その他 | Other | 6,139 | 0.5 | 6,459 | 0.5 | 5,205 | 0.5 | 4,619 | 0.4 | - | - | - |
| 社債等 | Bonds | 662,513 | 51.9 | 589,982 | 49.5 | 530,510 | 52.0 | 608,007 | 57.9 | 5.3 | - | - |
| 普通社債 | SB | 477,100 | 37.3 | 486,100 | 40.8 | 443,100 | 43.4 | 443,100 | 42.2 | - | - | - |
| 流動化 | ABS,ABL | 185,413 | 14.5 | 103,882 | 8.7 | 87,410 | 8.6 | 164,907 | 15.7 | - | - | - |
| 合 計 | Total | 1,277,530 | 100.0 | 1,190,960 | 100.0 | 1,021,059 | 100.0 | 1,050,874 | 100.0 | 5.0 | 994,627 | 100.0 |

### (2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | 構成比(%) | 07/3 | 構成比(%) | 07/9 | 構成比(%) | 07/12 | 構成比(%) | 残存期間(年) | 2008/3(E) | 構成比(%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 短期調達 | Short-term Borrowings | 16,000 | 1.3 | 16,000 | 1.3 | 16,000 | 1.6 | 90,000 | 8.6 | 0.4 | 16,000 | 1.6 |
| 短期借入 | Borrowings | 16,000 | 1.3 | 16,000 | 1.3 | 16,000 | 1.6 | 10,000 | 1.0 | - | - | - |
| 流動化 | ABL | - | - | - | - | - | - | 80,000 | 7.6 | - | - | - |
| 長期調達 | Long-term Borrowings | 1,261,530 | 98.7 | 1,174,960 | 98.7 | 1,005,059 | 98.4 | 960,874 | 91.4 | 2.8 | 978,627 | 98.4 |
| 固定金利借入 | Fixed Rate | 152,372 | 11.9 | 142,684 | 12.0 | 115,406 | 11.3 | 104,622 | 10.0 | 2.2 | - | - |
| 変動金利借入 | Floating Rate | 446,645 | 35.0 | 442,294 | 37.1 | 359,142 | 35.2 | 328,244 | 31.2 | 2.6 | - | - |
| キャップ | With Cap | 197,500 | 15.5 | 193,750 | 16.3 | 164,828 | 16.1 | 135,000 | 12.8 | - | - | - |
| スワップ | With Swap | 240,655 | 18.8 | 215,535 | 18.1 | 194,315 | 19.0 | 192,525 | 18.3 | - | - | - |
| 社債等(固定) | SB Other (Fixed Bond) | 509,993 | 39.9 | 498,462 | 41.9 | 450,510 | 44.1 | 448,007 | 42.6 | 2.7 | - | - |
| 普通社債 | SB | 465,580 | 36.4 | 474,580 | 39.8 | 443,100 | 43.4 | 443,100 | 42.2 | - | - | - |
| 流動化 | ABS,ABL | 44,413 | 3.5 | 23,882 | 2.0 | 7,410 | 0.7 | 4,907 | 0.5 | - | - | - |
| 社債等(変動) | SB Other (Floating Bond) | 152,519 | 11.9 | 91,520 | 7.7 | 80,000 | 7.8 | 80,000 | 7.6 | 4.3 | - | - |
| 普通社債 | SB | 11,520 | 0.9 | 11,520 | 1.0 | - | - | - | - | - | - | - |
| スワップ | With Swap | - | - | - | - | - | - | - | - | - | - | - |
| 流動化 | ABS,ABL | 140,999 | 11.0 | 80,000 | 6.7 | 80,000 | 7.8 | 80,000 | 7.6 | - | - | - |
| キャップ | With Cap | 90,999 | 7.1 | 80,000 | 6.7 | 80,000 | 7.8 | 80,000 | 7.6 | - | - | - |
| 固定金利借入比率 | Ratio of Fixed Rate Borrowings to Total Borrowings | 662,365 | 51.8 | 641,146 | 53.8 | 565,916 | 55.4 | 552,630 | 52.6 | - | - | - |
| 実質固定金利借入比率 | Ratio of Borrowings at Fixed Ratio | 1,191,520 | 93.3 | 1,130,431 | 94.9 | 1,005,059 | 98.4 | 960,155 | 91.4 | - | - | - |
| 合 計 | Total | 1,277,530 | 100.0 | 1,190,960 | 100.0 | 1,021,059 | 100.0 | 1,050,874 | 100.0 | 2.6 | 994,627 | 100.0 |

※キャップ・スワップには、開始年月日が未到来のキャップ想定元本2,500百万円、スワップを含んでおりません。
※The date exclude 2.5billion yen notional amount interest cap options and swap options which effective date is not arrived yet.

### (3)調達金利 (Funding Rate)

(%)

| 年/決算月(Fiscal Year) | | 06/12 | 07/3 | 07/9 | 07/12 | 2008/3(E) |
|---|---|---|---|---|---|---|
| 調達金利 | Funding Rate | 1.70 | 1.80 | 1.86 | 1.84 | 2.21 |
| 間接 | Indirect | 1.91 | 1.95 | 2.07 | 2.07 | - |
| 直接 | Direct | 1.52 | 1.65 | 1.68 | 1.67 | - |

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

**(参考)**

(%)

| | | | | | | |
|---|---|---|---|---|---|---|
| 長期プライムレート | Long term prime rate | 2.35 | 2.20 | 2.25 | 2.30 | 2.95 |
| 5年スワップレート | 5Y SWAP rate | 1.37 | 1.33 | 1.41 | 1.19 | |
| JGB(10年) | 10Y JGB | 1.68 | 1.63 | 1.68 | 1.50 | |

## 8. アイフル貸倒&不良債権 （Credit Cost & NPL's / AIFUL）

(1)クレジットコストの状況／年間比較(Credit Cost / YOY%)

(百万円/¥ Million)

| | 年/決算月(Fiscal Year) | 06/12 | /(L)% | 07/3 | /(L)% | 07/6 | /(L)% | 07/9 | /(L)% | 07/12 | /(L)% | 2008/3(E) | /(L)% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業債権合計 (L) | Total Receivable Outstanding (L) | 1,428,452 | - | 1,361,303 | - | 1,287,460 | - | 1,227,715 | - | 1,168,342 | - | 1,128,446 | - |
| 期末営業貸付金 | Loans outstanding | 1,365,186 | - | 1,298,611 | - | 1,225,899 | - | 1,166,767 | - | 1,107,891 | - | 1,064,057 | - |
| 無担保 | Unsecured | 1,040,773 | - | 995,077 | - | 940,403 | - | 894,929 | - | 850,565 | - | 817,689 | - |
| 有担保 | Home equity | 292,722 | - | 274,787 | - | 259,566 | - | 248,241 | - | 236,017 | - | 225,732 | - |
| 事業者 | Small business | 31,690 | - | 28,747 | - | 25,929 | - | 23,597 | - | 21,308 | - | 20,636 | - |
| 支払承諾見返等 | Guarantee, etc | 63,266 | - | 62,691 | - | 61,561 | - | 60,948 | - | 60,450 | - | 59,482 | - |
| 期初貸倒引当金 | Allowance for bad debt (Beginning) | 85,659 | 6.00 | 85,659 | 6.29 | 262,185 | 20.36 | 262,185 | 21.36 | 262,185 | 22.44 | 262,185 | 23.23 |
| 貸倒発生額合計 ① | Total Write-offs ① | 92,316 | 6.46 | 134,128 | 9.85 | 45,770 | 3.56 | 84,608 | 6.89 | 122,007 | 10.44 | 155,558 | 13.79 |
| 前年同期比 | YOY% | 30.6 | | 43.6 | | 86.5 | | 47.3 | | 32.2 | | 16.0 | |
| 貸倒発生額 ② | Write-offs ② | 90,522 | 6.63 | 131,683 | 10.14 | 44,940 | 3.67 | 82,855 | 7.10 | 119,471 | 10.78 | 152,403 | 14.32 |
| 前年同期比 | YOY% | 30.1 | | 43.3 | | 87.1 | | 47.0 | | 32.0 | | 15.7 | |
| 無担保 | Unsecured | 81,794 | 7.86 | 119,087 | 11.97 | 40,927 | 4.35 | 75,044 | 8.39 | 107,958 | 12.69 | 137,476 | 16.81 |
| 有担保 | Home equity | 6,246 | 2.13 | 8,575 | 3.12 | 2,491 | 0.96 | 5,012 | 2.02 | 7,519 | 3.19 | 10,163 | 4.50 |
| 事業者 | Small business | 2,482 | 7.83 | 4,020 | 13.98 | 1,522 | 5.87 | 2,797 | 11.86 | 3,993 | 18.74 | 4,765 | 23.09 |
| 支払承諾見返等 | Guarantee, etc | 1,793 | 2.84 | 2,444 | 3.90 | 829 | 1.35 | 1,753 | 2.88 | 2,535 | 4.20 | 3,154 | 5.30 |
| 個別貸倒引当金繰入 ③ (個別引当) ※ | Non-operating Allowance for bad debt ※ ③ | 3,458 | 0.25 | 6,917 | 0.53 | 2,139 | 0.17 | 3,126 | 0.27 | 3,694 | 0.33 | 8,617 | 0.81 |
| 無担保 | Unsecured | 2,421 | 0.23 | 2,470 | 0.25 | 1,221 | 0.13 | 2,102 | 0.23 | 2,222 | 0.26 | 2,762 | 0.34 |
| 有担保 | Home equity | 952 | 0.33 | 4,354 | 1.58 | 883 | 0.34 | 969 | 0.39 | 1,411 | 0.60 | 5,764 | 2.55 |
| 事業者 | Small business | 84 | 0.27 | 92 | 0.32 | 34 | 0.13 | 53 | 0.23 | 61 | 0.29 | 91 | 0.44 |
| (1)+(3) | Total Write-offs (1)+(3) | 95,775 | 6.70 | 141,046 | 10.36 | 47,910 | 3.72 | 87,734 | 7.15 | 125,702 | 10.76 | 164,175 | 14.55 |
| 前年同期比 | YOY% | 26.3 | | 41.3 | | 81.7 | | 46.5 | | 31.2 | | 16.4 | |
| (2)+(3) | Write-offs (2)+(3) | 93,981 | 6.88 | 138,601 | 10.67 | 47,080 | 3.84 | 85,981 | 7.37 | 123,166 | 11.12 | 161,020 | 15.13 |
| 前年同期比 | YOY% | 25.8 | | 41.1 | | 82.2 | | 46.2 | | 31.1 | | 16.2 | |
| 無担保 | Unsecured | 84,215 | 8.09 | 121,558 | 12.22 | 42,149 | 4.48 | 77,147 | 8.62 | 110,180 | 12.95 | 140,238 | 17.15 |
| 有担保 | Home equity | 7,198 | 2.46 | 12,930 | 4.71 | 3,374 | 1.30 | 5,982 | 2.41 | 8,931 | 3.78 | 15,927 | 7.06 |
| 事業者 | Small business | 2,566 | 8.10 | 4,113 | 14.31 | 1,556 | 6.00 | 2,851 | 12.08 | 4,055 | 19.03 | 4,855 | 23.53 |
| 支払承諾見返等 | Guarantee, etc | 1,793 | 2.84 | 2,444 | 3.90 | 829 | 1.35 | 1,753 | 2.88 | 2,535 | 4.20 | 3,154 | 5.30 |
| 貸倒関連費用(営業費用) | Credit Cost | 105,675 | 7.40 | 218,085 | 16.02 | 35,250 | 2.74 | 43,549 | 3.55 | 74,105 | 6.34 | 104,531 | 9.26 |
| 貸倒関連費用(特別損失) | Extraordinary Losses | 99,197 | 6.94 | 99,197 | 7.29 | - | - | - | - | - | - | - | - |
| 期末貸倒引当金 | Allowance for bad debt (End) | 194,756 | 13.63 | 262,185 | 19.26 | 249,526 | 19.38 | 218,001 | 17.76 | 210,589 | 18.02 | 202,543 | 17.95 |
| 内債権放棄 | which for Waiver of principal | 121,176 | 8.88 | 167,530 | 12.90 | 151,597 | 12.37 | 121,201 | 10.39 | 104,434 | 9.43 | 96,549 | 9.07 |
| 利息返還損失引当金 | Allowance for losses on return of overpayment | 82,418 | 7.92 | 122,956 | 9.47 | 112,568 | 11.97 | 124,744 | 10.69 | 110,061 | 9.93 | 100,266 | 9.42 |

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)＋Loans with civil rehabilitation law.

## 8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL )

(2)不良債権の状況(金融庁「4分類」) (NPL defined by FSA)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | /(L) % | 07/3 | /(L) % | 07/6 | /(L) % | 07/9 | /(L) % | 07/12 | /(L) % | 2008/3(E) | /(L) % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 期末営業貸付金 (L) | Loans outstanding (L) | 1,365,186 | - | 1,298,611 | - | 1,225,899 | - | 1,166,767 | - | 1,107,891 | - | 1,064,057 | - |
| 無担保 | *Unsecured* | 1,040,773 | - | 995,077 | - | 940,403 | - | 894,929 | - | 850,565 | - | 817,689 | - |
| 有担保 | *Home equity* | 292,722 | - | 274,787 | - | 259,566 | - | 248,241 | - | 236,017 | - | 225,732 | - |
| 事業者 | *Small business* | 31,690 | - | 28,747 | - | 25,929 | - | 23,597 | - | 21,308 | - | 20,636 | - |
| 4分類開示債権合計 ① | NPL total ① | 231,583 | 16.96 | 238,132 | 18.34 | 236,971 | 19.33 | 239,842 | 20.56 | 239,060 | 21.58 | - | - |
| 破綻先 | *Category 4* | 32,529 | 2.38 | 36,935 | 2.84 | 38,593 | 3.15 | 39,142 | 3.35 | 40,226 | 3.63 | - | - |
| 延滞債権 | *Category 3* | 140,800 | 10.31 | 142,932 | 11.01 | 139,158 | 11.35 | 142,496 | 12.21 | 141,595 | 12.78 | - | - |
| 3ヶ月以上延滞債権 | *Category 2* | 21,974 | 1.61 | 20,361 | 1.57 | 20,266 | 1.65 | 18,512 | 1.59 | 16,970 | 1.53 | - | - |
| 貸出条件緩和債権 | *Category 1* | 36,279 | 2.66 | 37,903 | 2.92 | 38,952 | 3.18 | 39,690 | 3.40 | 40,268 | 3.63 | - | - |
| うち無担保ローン ② | Unsecured Loan ② | 129,723 | 12.46 | 130,819 | 13.15 | 125,632 | 13.36 | 124,979 | 13.97 | 122,844 | 14.44 | - | - |
| 破綻先 | *Category 4* | 4,155 | 0.40 | 4,152 | 0.42 | 3,908 | 0.42 | 3,885 | 0.43 | 3,864 | 0.45 | - | - |
| 延滞債権 | *Category 3* | 73,600 | 7.07 | 74,402 | 7.48 | 68,412 | 7.27 | 68,079 | 7.61 | 67,021 | 7.88 | - | - |
| 3ヶ月以上延滞債権 | *Category 2* | 17,108 | 1.64 | 16,056 | 1.61 | 15,941 | 1.70 | 15,007 | 1.68 | 13,468 | 1.58 | - | - |
| 貸出条件緩和債権 | *Category 1* | 34,859 | 3.35 | 36,207 | 3.64 | 37,369 | 3.97 | 38,006 | 4.25 | 38,489 | 4.53 | - | - |
| 期末貸倒引当金 ③ | Allowance for NPL ③ | 215,257 | 15.77 | 331,951 | 25.56 | 319,374 | 26.05 | 282,369 | 24.20 | 271,340 | 24.49 | 268,252 | 25.21 |
| 無税 | *Untaxable* | 109,072 | 7.99 | 109,894 | 8.46 | 102,710 | 8.38 | 99,232 | 8.50 | 97,117 | 8.77 | 99,984 | 9.40 |
| 有税 | *Taxable* | 106,185 | 7.78 | 222,056 | 17.10 | 216,664 | 17.67 | 183,137 | 15.70 | 174,223 | 15.73 | 168,267 | 15.81 |
| 流動 ④ | *Current assets* ④ | 194,756 | 14.27 | 262,185 | 20.19 | 249,526 | 20.35 | 218,001 | 18.68 | 210,589 | 19.01 | 202,543 | 19.03 |
| 固定 | *Fixed assets* | 20,501 | 1.50 | 69,765 | 5.37 | 69,848 | 5.70 | 64,368 | 5.52 | 60,751 | 5.48 | 65,709 | 6.18 |
| NPLカバー率(ALL) ③/① | Coverage ratio (All) ③/① | 93.0 | - | 139.4 | - | 134.8 | - | 117.7 | - | 113.5 | - | - | - |
| NPLカバー率(無担保) ④/② | Coverage ratio (Unsecured) ④/② | 150.1 | - | 200.4 | - | 198.6 | - | 174.4 | - | 171.4 | - | - | - |

無担保ローン以外の不良債権は主に有担保ローン(不動産担保ローン)となります。
融資額が担保価値を上回る部分については、貸倒引当金(固定)を計上しております。

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

NPLs other than unsecured loans are mainly secured loans (home equity loans).
The portion of the loans that exceeds the value of the secured property is booked to the bad debt reserve (fixed).

Claims in bankruptcy (category 4):
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears (category 3):
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department. This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months (category 2):
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms (category 1):
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

## 8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(3)無担保ローン延滞遷移率(ストック) (Details of Unsecured Loans)

(単位:百万円/¥Million)

| 年/決算月(Fiscal Year) | | 06/12 (9M) | 増減率(yoy%) | 07/3 (12M) | 増減率(yoy%) | 07/6 (3M) | 増減率(yoy%) | 07/9 (6M) | 増減率(yoy%) | 07/12 (9M) | 増減率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 移管発生率 ※1 | Transfer (5M+Arrearage) Ratio ※1 | 1.056 | *0.452* | 1.047 | *0.433* | 0.998 | *0.115* | 1.033 | *0.028* | 1.023 | *-0.034* |
| 移管額 | Transfer (5M+Arrearage) | 98,931 | 67.0 | 127,811 | 59.0 | 26,932 | -6.0 | 54,217 | -15.4 | 78,489 | -20.7 |

※1:移管発生比率=移管発生金額/営業店残高　※1:Transfer Ratio = Transfer (5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(4)貸倒償却要因別状況/残高(無担保ローン) (Reason for Write-off, Unsecured)

(単位:百万円/¥Million)

| 年/決算月(Fiscal Year) | | 06/12 (9M) | 償却単価 ※2 (per account) | 07/3 (12M) | 償却単価 ※2 (per account) | 07/6 (3M) | 償却単価 ※2 (per account) | 07/9 (6M) | 償却単価 ※2 (per account) | 07/12 (9M) | 償却単価 ※2 (per account) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 償却理由(合計) | Reason for Write-off (Total) | 81,794 | 451 | 119,087 | 449 | 40,927 | 460 | 75,044 | 466 | 107,958 | 468 |
| 増減率 | YOY% | 33.2 | | 47.7 | | 91.8 | | 48.1 | | 32.0 | |
| 破産 | Bankruptcy | 16,503 | 560 | 21,770 | 560 | 4,057 | 586 | 8,858 | 581 | 12,782 | 581 |
| 増減率/占有率 | YOY/Share% | -16.1 | 20.2% | -15.2 | 18.3% | -27.1 | 9.9% | -22.4 | 11.8% | -22.5 | 11.8% |
| 債権放棄 ※3 | Waiver of principal due to a settlement | 26,602 | - | 40,886 | - | 13,956 | - | 27,788 | - | 44,042 | - |
| 増減率/占有率 | with lawyer ※3 YOY/Share% | 43.2 | 32.5% | 66.7 | 34.3% | 130.8 | 34.1% | 87.5 | 37.0% | 65.6 | 40.8% |
| 内利息返還に伴う債権放棄 | Which for return of overpayment | - | - | 20,118 | - | 7,847 | - | 14,937 | - | 23,546 | - |
| 連絡不能等 | Loss of contact, etc. | 11,206 | 389 | 12,013 | 382 | 3,602 | 385 | 6,366 | 390 | 8,676 | 392 |
| 増減率/占有率 | YOY/Share% | 18.8 | 13.7% | -0.8 | 10.1% | 28.3 | 8.8% | -14.0 | 8.5% | -22.6 | 8.0% |
| 介入後未決 | Unsettled intervention | 7,492 | 552 | 10,938 | 542 | 4,813 | 563 | 8,637 | 571 | 11,397 | 574 |
| 増減率/占有率 | YOY/Share% | 28.1 | 9.2% | 47.5 | 9.2% | 79.5 | 11.8% | 70.0 | 11.5% | 52.1 | 10.6% |
| 不履行 | No intention to repay | 19,989 | 396 | 33,478 | 400 | 14,496 | 429 | 23,392 | 428 | 31,059 | 428 |
| 増減率/占有率 | YOY/Share% | 154.3 | 24.4% | 208.0 | 28.1% | 242.3 | 35.4% | 95.5 | 31.2% | 55.4 | 28.8% |

※2:償却単価=償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs (¥Thousand)

※3:債権放棄1口座あたり単価(06/12 433千円、07/3 439千円、07/6 436千円、07/9 439千円、07/12 446千円)。
Waiver of principal due to a settlement (per account): 06/12 433, 07/3 439, 07/6 436, 07/9 439 07/12 446 (¥Thousand)

## 9. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績(Operating Results)

| 年/決算月(Fiscal Year) | | 06/12 | 増減率(yoy%) | 07/3 | 増減率(yoy%) | 07/9 | 増減率(yoy%) | 07/12 ① | 増減率(yoy%) | 08/3(E) | 増減率(yoy%) | 会計残高 (On-Balance) 07/12 ② | 増減率(yoy%) | (Off-Balance) 07/12 ①−② |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業債権合計 (百万円) | Balance (¥Million) | 744,467 | -5.4 | 717,884 | -7.9 | 670,800 | -11.0 | 684,671 | -8.0 | 644,238 | -10.3 | 570,665 | -6.9 | 114,006 |
| 割賦売掛金 | Installment Receivable | 253,931 | -14.9 | 229,735 | -19.4 | 201,634 | -21.8 | 206,638 | -18.6 | 192,259 | -16.3 | 166,025 | -15.2 | 40,613 |
| 総合斡旋 | Credit Card Shopping | 121,996 | 15.2 | 117,222 | 15.9 | 118,185 | 10.6 | 134,262 | 10.1 | 127,064 | 8.4 | 112,021 | 9.7 | 22,241 |
| 個品斡旋 | Installment Sales Finance | 131,934 | -31.4 | 112,512 | -38.8 | 83,449 | -44.7 | 72,375 | -45.1 | 65,194 | -42.1 | 54,004 | -42.4 | 18,371 |
| 営業貸付金 | Loans (Cash Advance) | 395,981 | 2.5 | 396,260 | 0.4 | 382,634 | -4.3 | 392,827 | -0.8 | 365,582 | -7.7 | 319,434 | -0.9 | 73,393 |
| カードキャッシング | with Credit Card | 227,586 | 5.2 | 229,984 | 4.2 | 227,208 | -0.6 | 222,265 | -2.3 | 222,333 | -3.3 | 174,251 | -6.9 | 48,014 |
| キャッシュプラザ | with Loan Card (Life Play Card) | 167,147 | -1.4 | 164,880 | -4.8 | 153,687 | -9.7 | 168,735 | 1.0 | 141,150 | -14.4 | 143,356 | 7.0 | 25,379 |
| その他 | Other | 1,247 | 123.5 | 1,395 | 95.1 | 1,738 | 64.1 | 1,827 | 46.5 | 2,098 | 50.4 | 1,827 | 46.5 | - |
| 支払承諾見返 | Guarantee | 85,758 | -8.5 | 83,013 | -9.2 | 78,037 | -10.8 | 76,579 | -10.7 | 79,097 | -4.7 | 76,579 | -10.7 | - |
| 新型商品 | High Yield Product | 27,532 | 5.3 | 26,914 | 0.6 | 26,304 | -3.8 | 26,207 | -4.8 | 30,936 | 14.9 | 26,207 | -4.8 | - |
| 旧型商品 | Low Yield Product | 58,225 | -13.8 | 56,099 | -13.3 | 51,733 | -14.0 | 50,371 | -13.5 | 48,161 | -14.1 | 50,371 | -13.5 | - |
| その他営業債権 | Other | 8,796 | 3.5 | 8,876 | 6.7 | 8,493 | -1.5 | 8,625 | -1.9 | 7,298 | -17.8 | 8,625 | -1.9 | - |
| クレジットカード | Credit Card | | | | | | | | | | | | | |
| 有効カード会員数 (千人) | Number of Card Holders (Thousand) | 13,860 | *1,082* | 14,065 | *969* | 14,541 | *949* | 14,695 | *835* | 14,712 | *647* | | | |
| プロパー | Proper | 1,935 | *180* | 1,961 | *141* | 2,009 | *100* | 2,035 | *100* | 2,046 | *85* | | | |
| 提携 | Affinity | 11,924 | *901* | 12,103 | *827* | 12,532 | *849* | 12,660 | *736* | 12,666 | *563* | | | |
| 新規発行数 (千枚) | Number of New Issue (Thousand) | 1,685 | *-10* | 2,180 | *-130* | 995 | *-141* | 1,440 | *-245* | 1,947 | *-233* | | | |
| プロパー | Proper | 186 | *26* | 241 | *8* | 102 | *-29* | 155 | *-31* | 232 | *-9* | | | |
| 提携 | Affinity | 1,499 | *-36* | 1,938 | *-139* | 892 | *-112* | 1,285 | *-214* | 1,714 | *-224* | | | |
| 単価(残高÷残有会員数) (千円) | Balance per Account (¥Thousand) | | | | | | | | | | | | | |
| 総合斡旋 | Shopping | 65 | 0.0 | 65 | 3.2 | 66 | 1.5 | 66 | 1.5 | 69 | 6.2 | | | |
| キャッシング | Cashing | 272 | 0.7 | 272 | 0.4 | 271 | -0.4 | 270 | -0.7 | 271 | -0.4 | | | |
| 買上実績 (百万円) | Purchase Results (¥Million) | | | | | | | | | | | | | |
| 個品斡旋 | Installment Sales Finance | 28,671 | -66.5 | 32,528 | -69.9 | 6,213 | -73.2 | 8,898 | -69.0 | 12,743 | -60.8 | | | |
| カード事業 | Credit Card | 590,018 | 13.6 | 796,600 | 12.8 | 421,863 | 9.2 | 644,909 | 9.3 | 866,144 | 8.7 | | | |
| 総合斡旋 | Shopping | 411,468 | 19.8 | 561,299 | 19.2 | 311,820 | 17.3 | 483,863 | 17.6 | 647,965 | 15.4 | | | |
| キャッシング | Cashing | 178,549 | 1.6 | 235,301 | 0.0 | 110,043 | -8.7 | 161,045 | -9.8 | 218,178 | -7.3 | | | |
| 実質平均利回り | Average Yield | 17.2 | *-0.1* | 17.1 | *-0.2* | 17.3 | *0.1* | 17.4 | *0.2* | 16.6 | *-0.6* | | | |
| 割賦売掛金収益 | Installment Receivable | 9.9 | *0.0* | 9.9 | *0.1* | 10.3 | *0.4* | 10.4 | *0.5* | 10.5 | *0.5* | | | |
| 総合斡旋 | Credit Card Shopping | 11.9 | *-0.3* | 11.9 | *-0.1* | 12.3 | *0.5* | 12.4 | *0.6* | 12.4 | *0.4* | | | |
| 個品斡旋 | Installment Sales Finance | 9.0 | *-0.2* | 9.0 | *-0.2* | 8.7 | *-0.4* | 8.6 | *-0.4* | 8.7 | *-0.2* | | | |
| 営業貸付収益 | Loans (Cash Advance) | 23.2 | *-0.9* | 23.0 | *-0.9* | 22.1 | *-1.3* | 22.0 | *-1.2* | 20.6 | *-2.4* | | | |
| カードキャッシング | with Credit Card | 22.8 | *-0.7* | 22.8 | *-0.6* | 22.0 | *-1.0* | 22.0 | *-0.8* | 21.0 | *-1.8* | | | |
| キャッシュプラザ | with Loan Card (Life Play Card) | 23.7 | *-1.1* | 23.4 | *-1.3* | 22.4 | *-1.6* | 22.2 | *-1.6* | 20.1 | *-3.3* | | | |
| 支払承諾見返 | Guarantee | 4.7 | *0.2* | 4.7 | *0.3* | 4.9 | *0.2* | 4.9 | *0.2* | 4.9 | *0.2* | | | |

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開(Marketing Channel)

| 年/決算月(Fiscal Year) | | 06/12 | 増減数(yoy) | 07/3 | 増減数(yoy) | 07/9 | 増減数(yoy) | 07/12 | 増減数(yoy) | 08/3(E) | 増減数(yoy) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 事業店舗数 (店) | Business Branches | 269 | *-19* | 183 | *-105* | 138 | *-148* | 139 | *-130* | 139 | *-44* |
| 営業店舗 | Branches | 56 | *-13* | 56 | *-13* | 11 | *-58* | 11 | *-45* | 11 | *-45* |
| ライフカード店 | Life card (new concept branches) | 14 | *7* | 12 | *3* | 12 | *-1* | 13 | *-1* | 13 | *1* |
| キャッシュプラザ | Cash Plaza | 199 | *-13* | 115 | *-95* | 115 | *-89* | 115 | *-84* | 115 | *0* |
| 有人 | Staffed | 98 | *-22* | 41 | *-69* | 41 | *-62* | 41 | *-57* | 41 | *0* |
| 無人 | Unstaffed | 101 | *2* | 74 | *-26* | 74 | *-27* | 74 | *-27* | 74 | *0* |
| 加盟店数 (社) | Member Merchant | 100,109 | *2,756* | 101,575 | *3,192* | 103,790 | *4,131* | 103,793 | *3,684* | 106,053 | *4,478* |
| 新型保証提携数 (行) | Tie-up Banks(High Yield Product) | 117 | *4* | 115 | *1* | 115 | *-2* | 118 | *1* | 125 | *10* |
| 正社員数(a) (人) | N. of Employees (regularly payroll) (a) | 1,953 | *70* | 1,886 | *24* | 1,506 | *-469* | 1,532 | *-421* | 1,474 | *-412* |
| 非正社員数(b) (人) | N. of Employees (temp.) (b) | 1,780 | *-59* | 1,743 | *-103* | 1,545 | *-261* | 1,553 | *-227* | 1,529 | *-214* |
| 合計(a)+(b) (人) | Total (a)+(b) | 3,733 | *11* | 3,629 | *-79* | 3,051 | *-730* | 3,085 | *-648* | 3,003 | *-626* |
| 非正社員比率(b)/(a+b) (人) | Ratio of N. of Employees (b)／(a+b) | 47.7 | *-1.7* | 48.0 | *-1.8* | 50.6 | *2.9* | 50.3 | *2.7* | 50.9 | *2.9* |

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

## 10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 07/3 | | 07/9 | | | 07/12 | | | 08/3(E) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | 増減率 (yoy%) | | 営業収益比 (%) | 増減率 (yoy%) | | 営業収益比 (%) | 増減率 (yoy%) | | 営業収益比 (%) | 増減率 (yoy%) |
| 営業収益 | Operating Revenue | 129,479 | -3.3 | 61,867 | 100.0 | -7.1 | 91,412 | 100.0 | -7.3 | 113,820 | 100.0 | -12.1 |
| 割賦売掛金収益 | Installment Receivable | 26,618 | -9.7 | 11,342 | 18.3 | -19.7 | 17,043 | 18.6 | -17.5 | 22,233 | 19.5 | -16.5 |
| 総合斡旋 | Credit Card Shopping | 13,316 | 15.5 | 7,326 | 11.8 | 13.6 | 11,508 | 12.6 | 15.3 | 15,117 | 13.3 | 13.5 |
| 個品斡旋 | Installment Sales Finance | 13,289 | -25.9 | 4,011 | 6.5 | -47.6 | 5,529 | 6.0 | -48.2 | 7,108 | 6.2 | -46.5 |
| その他 | Other | 11 | -59.3 | 3 | 0.0 | -50.0 | 5 | 0.0 | -44.4 | 7 | 0.0 | -36.4 |
| 営業貸付収益 | Loans (Cash Advance) | 91,342 | 0.0 | 44,983 | 72.7 | -3.5 | 66,024 | 72.2 | -4.6 | 80,613 | 70.8 | -11.7 |
| カードキャッシング | with Credit Card | 51,615 | 2.2 | 27,031 | 43.7 | 4.1 | 39,468 | 43.2 | 1.7 | 49,361 | 43.4 | -4.4 |
| キャッシュプラザ | with Loan Card (Life Play Card) | 39,606 | -2.8 | 17,869 | 28.9 | -13.2 | 26,427 | 28.9 | -12.8 | 31,049 | 27.3 | -21.6 |
| その他融資 | Other | 120 | 179.1 | 82 | 0.1 | 57.7 | 128 | 0.1 | 52.4 | 202 | 0.2 | 68.3 |
| 信用保証収益 | Guarantee | 4,134 | -2.5 | 1,949 | 3.2 | -6.9 | 2,899 | 3.2 | -7.2 | 3,844 | 3.4 | -7.0 |
| その他の金融収益 | Other Financial Revenue | 64 | 23.1 | 75 | 0.1 | 102.7 | 119 | 0.1 | 128.8 | 128 | 0.1 | 100.0 |
| その他の営業収益 | Other Operating Revenue | 7,319 | -17.2 | 3,516 | 5.7 | -5.3 | 5,325 | 5.8 | -3.8 | 7,000 | 6.2 | -4.4 |
| 償却債権回収額 | Bad Debt Recovery | 1,664 | -52.9 | 694 | 1.1 | -27.7 | 996 | 1.1 | -25.2 | 1,294 | 1.1 | -22.2 |
| その他の業務収入 | Other | 5,655 | 6.5 | 2,822 | 4.6 | 2.6 | 4,328 | 4.7 | 3.0 | 5,706 | 5.0 | 0.9 |
| 営業費用 | Operating Expenses | 148,559 | 36.2 | 56,846 | 91.9 | -5.9 | 86,415 | 94.5 | -3.2 | 108,858 | 95.6 | -26.7 |
| 金融費用 | Financial Expenses | 9,201 | 6.7 | 4,591 | 7.4 | -2.9 | 6,882 | 7.5 | -1.8 | 10,102 | 8.9 | 9.8 |
| 貸倒関連費用 | Credit Cost | 68,944 | 76.5 | 22,959 | 37.1 | -6.7 | 33,349 | 36.5 | -6.4 | 39,387 | 34.6 | -42.9 |
| 利息返還関連費用 | Return of overpayment Cost | 11,435 | - | 2,142 | 3.5 | 122.0 | 5,822 | 6.4 | 127.7 | 5,334 | 4.7 | -53.4 |
| その他の営業費用 | Other Operating Expenses (SG&A) | 58,978 | -3.9 | 27,151 | 43.9 | -9.9 | 40,360 | 44.2 | -8.4 | 54,034 | 47.5 | -8.4 |
| 広告宣伝費 | Advertising Expenses | 5,587 | -13.8 | 1,023 | 1.7 | -65.0 | 1,267 | 1.4 | -69.8 | 1,915 | 1.7 | -65.7 |
| 人件費 | Salaries | 16,427 | -0.4 | 7,356 | 11.9 | -12.8 | 10,880 | 11.9 | -14.1 | 14,336 | 12.6 | -12.7 |
| その他 | Other | 36,963 | -3.7 | 18,771 | 30.3 | 0.1 | 28,213 | 30.9 | 3.7 | 37,782 | 33.2 | 2.2 |
| 販売費 | Sales Cost | 18,330 | 2.8 | 9,695 | 15.7 | 4.2 | 14,330 | 15.7 | 5.2 | 19,578 | 17.2 | 6.8 |
| システム費 | System Cost | 8,649 | -6.8 | 4,218 | 6.8 | -1.6 | 6,066 | 6.6 | -3.6 | 8,157 | 7.2 | -5.7 |
| 施設費 | Rent Cost | 4,008 | 6.9 | 1,862 | 3.0 | -7.2 | 2,754 | 3.0 | -8.7 | 3,760 | 3.3 | -6.2 |
| 管理費 | Admin Cost | 5,975 | -20.5 | 2,995 | 4.8 | -5.3 | 5,061 | 5.5 | 18.3 | 6,285 | 5.5 | 5.2 |
| 営業利益 | Operating Income | -19,079 | - | 5,021 | 8.1 | -18.3 | 4,996 | 5.5 | -46.3 | 4,961 | 4.4 | - |
| 営業外利益 | Non-operating Income | 135 | -13.5 | 48 | 0.1 | -27.3 | 96 | 0.1 | -3.0 | 51 | 0.0 | -62.2 |
| 営業外費用 | Non-operating Expenses | 13 | -27.8 | 12 | 0.0 | 100.0 | 15 | 0.0 | 50.0 | 12 | 0.0 | -7.7 |
| 経常利益 | Ordinary Income | -18,957 | - | 5,056 | 8.2 | -18.5 | 5,078 | 5.6 | -45.9 | 5,000 | 4.4 | - |
| 特別利益 | Extraordinary Income | 649 | 308.2 | 59 | 0.1 | -85.6 | 60 | 0.1 | -85.4 | 59 | 0.1 | -90.9 |
| 特別損失 | Extraordinary Losses | 9,613 | 668.4 | 121 | 0.2 | -96.2 | 126 | 0.1 | -96.2 | 184 | 0.2 | -98.1 |
| 税引前利益 | Income before Income Taxes | -27,921 | - | 4,995 | 8.1 | 45.2 | 5,012 | 5.5 | -23.1 | 4,875 | 4.3 | - |
| 法人税・住民税及び事業税 | Income Taxes | 4,918 | 2,759.3 | 608 | 1.0 | -21.6 | 2,173 | 2.4 | -18.2 | 240 | 0.2 | -95.1 |
| 法人税等調整額 | Effect of a Tax Consequences | 10,473 | 7.5 | -797 | -1.3 | - | -994 | -1.1 | - | 1,979 | 1.7 | -81.1 |
| 当期純利益 | Net Income | -43,313 | - | 5,184 | 8.4 | 196.1 | 3,833 | 4.2 | 5.4 | 2,656 | 2.3 | - |

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

## 10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

| | 年/決算月(Fiscal Year) | 07/3 | 増減率 (yoy%) | 07/9 | 営業収益比 (%) | 増減率 (yoy%) | 07/12 | 営業収益比 (%) | 増減率 (yoy%) | 08/3(E) | 営業収益比 (%) | 増減率 (yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 | Operating Revenue | 127,425 | -3.6 | 60,930 | 100.0 | -6.8 | 90,053 | 100.0 | -7.1 | 112,062 | 100.0 | -12.1 |
| 割賦売掛金収益 | Installment Receivable | 25,719 | -11.1 | 11,006 | 18.1 | -19.4 | 16,590 | 18.4 | -16.8 | 21,797 | 19.5 | -15.2 |
| 総合斡旋 | Credit Card Shopping | 12,754 | 13.1 | 7,111 | 11.7 | 14.8 | 11,090 | 12.3 | 16.7 | 14,859 | 13.3 | 16.5 |
| 個品斡旋 | Installment Sales Finance | 12,954 | -26.4 | 3,891 | 6.4 | -47.8 | 5,495 | 6.1 | -47.3 | 6,929 | 6.2 | -46.5 |
| その他 | Other | 11 | -59.3 | 3 | 0.0 | -50.0 | 5 | 0.0 | -44.4 | 7 | 0.0 | -36.4 |
| 営業貸付収益 | Loans (Cash Advance) | 90,187 | 0.0 | 44,382 | 72.8 | -3.2 | 65,118 | 72.3 | -4.6 | 79,291 | 70.8 | -12.1 |
| カードキャッシング | with Credit Card | 51,034 | 2.6 | 26,685 | 43.8 | 4.3 | 38,889 | 43.2 | 1.3 | 48,579 | 43.4 | -4.8 |
| キャッシュプラザ | with Loan Card (Life Play Card) | 39,032 | -3.5 | 17,613 | 28.9 | -12.9 | 26,100 | 29.0 | -12.4 | 30,509 | 27.2 | -21.8 |
| その他融資 | Other | 120 | 179.1 | 82 | 0.1 | 57.7 | 128 | 0.1 | 52.4 | 202 | 0.2 | 68.3 |
| 信用保証収益 | Guarantee | 4,134 | -2.5 | 1,949 | 3.2 | -6.9 | 2,899 | 3.2 | -7.2 | 3,844 | 3.4 | -7.0 |
| その他の金融収益 | Other Financial Revenue | 64 | 23.1 | 75 | 0.1 | 102.7 | 119 | 0.1 | 128.8 | 128 | 0.1 | 100.0 |
| その他の営業収益 | Other Operating Revenue | 7,319 | -17.2 | 3,516 | 5.8 | -5.3 | 5,325 | 5.9 | -3.8 | 7,000 | 6.2 | -4.4 |
| 償却債権回収額 | Bad Debt Recovery | 1,664 | -52.9 | 694 | 1.1 | -27.7 | 996 | 1.1 | -25.2 | 1,294 | 1.2 | -22.2 |
| その他の業務収入 | Other | 5,655 | 6.5 | 2,822 | 4.6 | 2.6 | 4,328 | 4.8 | 3.0 | 5,706 | 5.1 | 0.9 |
| 営業費用 | Operating Expenses | 146,505 | 36.5 | 55,908 | 91.8 | -5.6 | 85,057 | 94.5 | -2.9 | 107,100 | 95.6 | -26.9 |
| 金融費用 | Financial Expenses | 7,147 | 3.0 | 3,654 | 6.0 | 3.7 | 5,523 | 6.1 | 3.6 | 8,344 | 7.4 | 16.7 |
| 貸倒関連費用 | Credit Cost | 68,944 | 76.5 | 22,959 | 37.7 | -6.7 | 33,349 | 37.0 | -6.4 | 39,387 | 35.1 | -42.9 |
| 利息返還関連費用 | Return of overpayment Cost | 11,435 | - | 2,142 | 3.5 | 122.0 | 5,822 | 6.5 | 127.7 | 5,334 | 4.8 | -53.4 |
| その他の営業費用 | Other Operating Expenses(SG&A) | 58,978 | -3.9 | 27,151 | 44.6 | -9.9 | 40,360 | 44.8 | -8.4 | 54,034 | 48.2 | -8.4 |
| 広告宣伝費 | Advertising Expenses | 5,587 | -13.8 | 1,023 | 1.7 | -65.0 | 1,267 | 1.4 | -69.8 | 1,915 | 1.7 | -65.7 |
| 人件費 | Salaries | 16,427 | -0.4 | 7,356 | 12.1 | -12.8 | 10,880 | 12.1 | -14.1 | 14,336 | 12.8 | -12.7 |
| その他 | Other | 36,963 | -3.7 | 18,771 | 30.8 | 0.1 | 28,213 | 31.3 | 3.7 | 37,782 | 33.7 | 2.2 |
| 販売費 | Sales Cost | 18,330 | 2.8 | 9,695 | 15.9 | 4.2 | 14,330 | 15.9 | 5.2 | 19,578 | 17.5 | 6.8 |
| システム費 | System Cost | 8,649 | -6.8 | 4,218 | 6.9 | -1.6 | 6,066 | 6.7 | -3.6 | 8,157 | 7.3 | -5.7 |
| 施設費 | Rent Cost | 4,008 | 6.9 | 1,862 | 3.1 | -7.2 | 2,754 | 3.1 | -8.7 | 3,760 | 3.4 | -6.2 |
| 管理費 | Admin Cost | 5,975 | -20.5 | 2,995 | 4.9 | -5.3 | 5,061 | 5.6 | 18.3 | 6,285 | 5.6 | 5.2 |
| 営業利益 | Operating Income | -19,079 | - | 5,021 | 8.2 | -18.3 | 4,996 | 5.5 | -46.3 | 4,961 | 4.4 | - |
| 営業外利益 | Non-operating Income | 135 | -13.5 | 48 | 0.1 | -27.3 | 96 | 0.1 | -3.0 | 51 | 0.0 | -62.2 |
| 営業外費用 | Non-operating Expenses | 13 | -27.8 | 12 | 0.0 | 100.0 | 15 | 0.0 | 50.0 | 12 | 0.0 | -7.7 |
| 経常利益 | Ordinary Income | -18,957 | - | 5,056 | 8.3 | -18.5 | 5,078 | 5.6 | -45.9 | 5,000 | 4.5 | - |
| 特別利益 | Extraordinary Income | 649 | 308.2 | 59 | 0.1 | -85.6 | 60 | 0.1 | -85.4 | 59 | 0.1 | -90.9 |
| 特別損失 | Extraordinary Losses | 9,613 | 668.4 | 121 | 0.2 | -96.2 | 126 | 0.1 | -96.2 | 184 | 0.2 | -98.1 |
| 税引前利益 | Income before Income Taxes | -27,921 | - | 4,995 | 8.2 | 45.2 | 5,012 | 5.6 | -23.1 | 4,875 | 4.4 | - |
| 法人税・住民税及び事業税 | Income Taxes | 4,918 | 2,759.3 | 608 | 1.0 | -21.6 | 2,173 | 2.4 | -18.2 | 240 | 0.2 | -95.1 |
| 法人税等調整額 | Effect of a Tax Consequences | 10,473 | 7.5 | -797 | -1.3 | - | -994 | -1.1 | - | 1,979 | 1.8 | -81.1 |
| 当期純利益 | Net Income | -43,313 | - | 5,184 | 8.5 | 196.1 | 3,833 | 4.3 | 5.4 | 2,656 | 2.4 | - |

## 11. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)　　会計ベース (On-Balance)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)　(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | 構成比(%) | 07/3 | 構成比(%) | 07/9 | 構成比(%) | 07/12 | 構成比(%) | 08/3(E) | 構成比(%) | 会計ベース 07/12 | 構成比(%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 借入金 | Borrowings | 327,994 | 62.7 | 342,872 | 69.6 | 314,359 | 66.3 | 333,605 | 67.7 | - | - | 333,605 | 96.5 |
| 都市銀行等 | City Banks | 37,340 | 7.1 | 33,364 | 6.8 | 32,680 | 6.9 | 29,984 | 6.1 | - | - | 29,984 | 8.7 |
| 信託銀行 | Trust Banks | 53,593 | 10.3 | 50,134 | 10.2 | 49,934 | 10.5 | 45,894 | 9.3 | - | - | 45,894 | 13.3 |
| 地方銀行・第二地方銀行 | Regional Banks | 58,951 | 11.3 | 51,515 | 10.5 | 42,430 | 8.9 | 36,711 | 7.5 | - | - | 36,711 | 10.6 |
| 系統金融機関 | Cooperative Financial Ins. | 49,119 | 9.4 | 49,524 | 10.0 | 49,730 | 10.5 | 45,982 | 9.3 | - | - | 45,982 | 13.3 |
| 生命保険会社 | Life Insurance | 1,163 | 0.2 | 776 | 0.2 | 170 | 0.0 | 87 | 0.0 | - | - | 87 | 0.0 |
| 損害保険会社 | Non-Life Insurance | 2,257 | 0.4 | 1,992 | 0.4 | 1,462 | 0.3 | 1,184 | 0.2 | - | - | 1,184 | 0.3 |
| その他 | Other | 63,221 | 12.1 | 65,567 | 13.3 | 62,953 | 13.3 | 63,763 | 12.9 | - | - | 63,763 | 18.4 |
| シンジケートローン | Syndicated Loan | 2,350 | 0.4 | - | - | - | - | - | - | - | - | - | - |
| アイフル | AIFUL | 60,000 | 11.5 | 90,000 | 18.3 | 75,000 | 15.8 | 110,000 | 22.3 | - | - | 110,000 | 31.8 |
| CP・社債等 | CP and Bonds | 194,755 | 37.3 | 149,963 | 30.4 | 159,792 | 33.7 | 159,059 | 32.3 | - | - | 12,000 | 3.5 |
| 流動化 | ABS | 149,755 | 28.6 | 139,963 | 28.4 | 149,792 | 31.6 | 147,059 | 29.8 | - | - | - | - |
| CP | CP | 35,000 | 6.7 | - | - | - | - | 2,000 | 0.4 | - | - | 2,000 | 0.6 |
| 普通社債 | SB | 10,000 | 1.9 | 10,000 | 2.0 | 10,000 | 2.1 | 10,000 | 2.0 | - | - | 10,000 | 2.9 |
| 合計 | Total | 522,749 | 100.0 | 492,835 | 100.0 | 474,151 | 100.0 | 492,664 | 100.0 | 460,611 | 100.0 | 345,605 | 100.0 |

(2)長期・短期別調達金額(Short and Long-term Borrowings)　(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | 構成比(%) | 07/3 | 構成比(%) | 07/9 | 構成比(%) | 07/12 | 構成比(%) | 08/3(E) | 構成比(%) | 会計ベース 07/12 | 構成比(%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 短期調達 | Short-term Borrowings | 109,980 | 21.0 | 74,970 | 15.2 | 70,770 | 14.9 | 72,670 | 14.8 | 72,810 | 15.8 | 72,670 | 21.0 |
| 短期借入 | Borrowings | 74,980 | 14.3 | 74,970 | 15.2 | 70,770 | 14.9 | 70,670 | 14.3 | - | - | 70,670 | 20.4 |
| CP | CP | 35,000 | 6.7 | - | - | - | - | 2,000 | 0.4 | - | - | 2,000 | 0.6 |
| 長期調達 | Long-term Borrowings | 412,769 | 79.0 | 417,865 | 84.8 | 403,381 | 85.1 | 419,994 | 85.2 | 387,801 | 84.2 | 272,935 | 79.0 |
| 固定金利借入 | Fixed Rate | 56,619 | 10.8 | 56,347 | 11.4 | 52,503 | 11.1 | 48,253 | 9.8 | - | - | 48,253 | 14.0 |
| 変動金利借入 | Floating Rate | 196,395 | 37.6 | 211,555 | 42.9 | 191,086 | 40.3 | 214,682 | 43.6 | - | - | 214,682 | 62.1 |
| 社債等(固定) | ABS (Fixed Bond) | 128,125 | 24.5 | 120,532 | 24.5 | 98,488 | 20.8 | 87,208 | 17.7 | - | - | 10,000 | 2.9 |
| 普通社債 | SB | 10,000 | 1.9 | 10,000 | 2.0 | 10,000 | 2.1 | 10,000 | 2.0 | - | - | 10,000 | 2.9 |
| 流動化 | ABS | 118,125 | 22.6 | 110,532 | 22.4 | 88,488 | 18.7 | 77,208 | 15.7 | - | - | - | - |
| 社債等(変動) | ABS (Floating Bond) | 31,629 | 6.1 | 29,430 | 6.0 | 61,303 | 12.9 | 69,851 | 14.2 | - | - | - | - |
| 流動化 | ABS | 31,629 | 6.1 | 29,430 | 6.0 | 61,303 | 12.9 | 69,851 | 14.2 | - | - | - | - |
| キャップ | With Cap | 31,629 | 6.1 | 29,430 | 6.0 | 61,303 | 12.9 | 59,851 | 12.1 | - | - | - | - |
| 合計 | Total | 522,749 | 100.0 | 492,835 | 100.0 | 474,151 | 100.0 | 492,664 | 100.0 | 460,611 | 100.0 | 345,605 | 100.0 |

(3)調達金利(Funding Rate)　(%)

| 年/決算月(Fiscal Year) | | 06/12 | 07/3 | 07/9 | 07/12 | 08/3(E) |
|---|---|---|---|---|---|---|
| 調達金利 | Funding Rate | 1.56 | 1.67 | 1.77 | 1.83 | 2.21 |
| 間接 | Indirect | 1.98 | 1.98 | 2.12 | 2.13 | - |
| 直接 | Direct | 0.85 | 0.97 | 1.09 | 1.20 | - |

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

**《参考》**　(%)

| | | | | | | |
|---|---|---|---|---|---|---|
| 長期プライムレート | Long term prime rate | 2.35 | 2.20 | 2.25 | 2.30 | 2.95 |

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

## 12. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1)営業債権ベース/年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | | | 07/3 | | | 07/12 | | | 08/3(E) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 償却金額 (Write offs) | 債権残高 (Balance) | 償却率(%) (Write offs ratio) | 償却金額 (Write offs) | 債権残高 (Balance) | 償却率(%) (Write offs ratio) | 償却金額 (Write offs) | 債権残高 (Balance) | 償却率(%) (Write offs ratio) | 償却金額 (Write offs) | 債権残高 (Balance) | 償却率(%) (Write offs ratio) |
| 合計 | Total | 31,016 | 744,467 | 4.17 | 44,498 | 717,884 | 6.20 | 39,210 | 684,671 | 5.73 | 48,139 | 644,238 | 7.47 |
| 増減率 | yoy% | 8.2 | | | 19.4 | | | 26.4 | | | 8.2 | | |
| カード | Card | 12,782 | 349,583 | 3.66 | 17,671 | 347,207 | 5.09 | 17,935 | 356,527 | 5.03 | 21,082 | 349,397 | 6.03 |
| 増減率 | yoy% | 15.0 | | | 20.9 | | | 40.3 | | | 19.3 | | |
| 総合斡旋 | Shopping | 1,823 | 121,996 | 1.49 | 2,451 | 117,222 | 2.09 | 2,409 | 134,262 | 1.79 | 3,148 | 127,064 | 2.48 |
| キャッシング | Cashing | 10,958 | 227,586 | 4.81 | 15,220 | 229,984 | 6.62 | 15,525 | 222,265 | 6.98 | 17,933 | 222,333 | 8.07 |
| 個品斡旋 | Installment Sales Finance | 5,197 | 131,934 | 3.94 | 7,029 | 112,512 | 6.25 | 3,846 | 72,375 | 5.31 | 5,801 | 65,194 | 8.90 |
| 増減率 | yoy% | 22.7 | | | 31.1 | | | -26.0 | | | -17.5 | | |
| ライフキャッシュプラザ | Loan Card (Life Play Card) | 10,939 | 167,147 | 6.54 | 15,302 | 164,880 | 9.28 | 15,261 | 168,735 | 9.04 | 18,048 | 141,150 | 12.79 |
| 増減率 | yoy% | 19.9 | | | 25.6 | | | 39.5 | | | 17.9 | | |
| 支払承諾見返 | Guarantee | 1,340 | 64,582 | 2.07 | 1,799 | 62,836 | 2.86 | 1,643 | 58,269 | 2.82 | 2,299 | 61,744 | 3.72 |
| 増減率 | yoy% | -7.3 | | | -5.3 | | | 22.6 | | | 27.8 | | |
| 住宅 | Home Loan | 324 | 30,053 | 1.08 | 478 | 29,133 | 1.64 | 172 | 27,010 | 0.64 | 310 | 24,728 | 1.25 |
| 増減率 | yoy% | -26.9 | | | -29.2 | | | -46.9 | | | -35.1 | | |
| その他 | Other | 431 | 1,166 | - | 2,217 | 1,315 | - | 352 | 1,752 | - | 597 | 2,022 | - |
| 増減率 | yoy% | -81.3 | | | -12.3 | | | -18.3 | | | -73.1 | | |
| カード事故 | Fraudulent Use of Credit Card | 194 | - | - | 257 | - | - | 233 | - | - | 295 | - | - |
| 加盟店未積算金 | Loss from Member Merchant Fraudulent | 231 | - | - | 1,949 | - | - | 113 | - | - | 293 | - | - |
| その他 | Other | 6 | - | - | 10 | - | - | 5 | - | - | 8 | - | - |

(2)買上金額ベース/年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

| 年/決算月(Fiscal Year) | | 06/12 | | | 07/3 | | | 07/12 | | | 08/3(E) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 償却金額 (Write offs) | 買上額 (Volume) | 償却率(%) (Write offs ratio) | 償却金額 (Write offs) | 買上額 (Volume) | 償却率(%) (Write offs ratio) | 償却金額 (Write offs) | 買上額 (Volume) | 償却率(%) (Write offs ratio) | 償却金額 (Write offs) | 買上額 (Volume) | 償却率(%) (Write offs ratio) |
| 総合斡旋 | Shopping | 1,823 | 411,468 | 0.44 | 2,451 | 561,299 | 0.44 | 2,409 | 483,863 | 0.50 | 3,148 | 647,965 | 0.49 |

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

## 13. 事業者ローン2社の営業指標 (Review of Operation / Small Business Loan Subsidiaries)

営業債権ベース(Managed Asset Basis)

(1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

| 年/決算月(Fiscal Year) | | 06/12 | 増減率(yoy%) | 07/3 | 増減率(yoy%) | 07/9 | 増減率(yoy%) | 07/12 | 増減率(yoy%) | 08/3(E) | 増減率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業貸付金残高 (百万円) | Loans Outstanding (¥ Million) | 81,189 | 22.3 | 82,328 | 12.6 | 83,078 | 3.6 | 83,456 | 2.8 | 85,806 | 4.2 |
| 口座数 (千件) | Customer Accounts (Thousand) | 44 | 12.5 | 44 | 6.6 | 44 | 1.3 | 44 | 0.2 | 43 | -2.3 |
| 一口座当たり残高 (千円) | Per Account (¥ Thousand) | 1,814 | 8.7 | 1,830 | 5.7 | 1,850 | 2.3 | 1,861 | 2.6 | 1,972 | 7.8 |
| 新規顧客件数 (千件) | New Accounts (Thousand) | 7 | -35.6 | 9 | -39.8 | 4 | -20.2 | 6 | -17.5 | 6 | -33.3 |
| 営業店舗数 (店) | Loan Business Branches | 10 | *3* | 10 | *3* | 10 | *0* | 10 | *0* | 10 | *0* |
| 有人店舗 | Staffed | 10 | *3* | 10 | *3* | 10 | *0* | 10 | *0* | 10 | *0* |
| 無人店舗 | Unstaffed | - | - | - | - | - | - | 0 | - | - | - |
| 社員数 (人) | Number of Employees | 111 | *29* | 101 | *19* | 119 | *28* | 127 | *16* | 124 | *23* |

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)シティズ(City's / Acquisition : Oct 2002)

| 年/決算月(Fiscal Year) | | 06/12 | 増減率(yoy%) | 07/3 | 増減率(yoy%) | 07/9 | 増減率(yoy%) | 07/12 | 増減率(yoy%) | 08/3(E) | 増減率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業貸付金残高 (百万円) | Loans Outstanding (¥ Million) | 62,878 | -0.8 | 58,316 | -14.1 | 54,894 | -18.0 | 56,449 | -10.2 | 56,432 | -3.2 |
| 口座数 (千件) | Customer Accounts (Thousand) | 31 | 8.8 | 30 | -4.9 | 28 | -14.1 | 27 | -13.0 | 27 | -10.0 |
| 一口座当たり残高 (千円) | Per Account (¥ Thousand) | 1,990 | -8.9 | 1,936 | -9.6 | 1,941 | -4.6 | 2,053 | 3.2 | 2,062 | 6.5 |
| 新規顧客件数 (千件) | New Accounts (Thousand) | 4 | -58.8 | 5 | -66.4 | 1 | -67.0 | 2 | -54.0 | 4 | -20.0 |
| 営業店舗数 (店) | Loan Business Branches | 63 | *0* | 47 | *-16* | 47 | *-16* | 47 | *-16* | 47 | *0* |
| 有人店舗 | Staffed | 63 | *0* | 47 | *-16* | 47 | *-16* | 47 | *-16* | 47 | *0* |
| 無人店舗 | Unstaffed | - | - | - | - | - | - | - | - | - | - |
| 社員数 (人) | Number of Employees | 697 | *-120* | 670 | *-148* | 477 | *-292* | 483 | *-214* | 460 | *-210* |

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

## 14. グループ経営一覧表 (Group Management)

(百万円/¥ Million)

| | | 06/12 | | 07/3 | | 07/12 | | | 2008/3(E) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | 増減率(yoy%) | | 増減率(yoy%) | | 構成比(%) | 増減率(yoy%) | | 構成比(%) | 増減率(yoy%) |
| 営業債権残高合計 ※1 | Total Receivable Outstanding ※1 | 2,478,893 | -6.6 | 2,369,585 | -11.6 | 2,082,431 | 100.0 | -16.0 | 2,017,410 | 100.0 | -14.9 |
| アイフル | Aiful | 1,428,452 | -8.2 | 1,361,303 | -13.7 | 1,168,342 | 56.1 | -18.2 | 1,128,446 | 55.9 | -17.1 |
| ライフ | Life | 744,467 | -5.4 | 717,884 | -7.9 | 684,671 | 32.9 | -8.0 | 644,238 | 31.9 | -10.3 |
| ビジネクスト | Businext | 81,189 | 22.3 | 82,328 | 12.6 | 83,456 | 4.0 | 2.8 | 85,806 | 4.3 | 4.2 |
| シティズ | City's | 62,878 | -0.8 | 58,316 | -14.1 | 56,449 | 2.7 | -10.2 | 56,432 | 2.8 | -3.2 |
| ワイド | Wide | 86,981 | -13.0 | 80,953 | -19.0 | 47,366 | 2.3 | -45.5 | 55,678 | 2.8 | -31.2 |
| トライト | Tryto | 58,883 | -7.4 | 54,954 | -17.4 | 33,557 | 1.6 | -43.0 | 37,276 | 1.8 | -32.2 |
| 営業収益 ※2 | Total Operating Revenue ※2 | 384,853 | -6.5 | 499,031 | -9.2 | 314,672 | 100.0 | -18.2 | 403,644 | 100.0 | -19.1 |
| アイフル | Aiful | 232,985 | -10.1 | 300,755 | -12.4 | 181,465 | 57.7 | -22.1 | 235,055 | 58.2 | -21.8 |
| ライフ | Life | 96,907 | -1.7 | 127,425 | -3.6 | 90,053 | 28.6 | -7.1 | 112,062 | 27.8 | -12.1 |
| ビジネクスト | Businext | 8,355 | 35.8 | 11,159 | 29.2 | 8,553 | 2.7 | 2.4 | 11,468 | 2.8 | 2.8 |
| シティズ | City's | 10,714 | 4.1 | 13,550 | -3.2 | 7,416 | 2.4 | -30.8 | 9,594 | 2.4 | -29.2 |
| ワイド | Wide | 17,681 | -7.0 | 22,664 | -10.3 | 11,693 | 3.7 | -33.9 | 15,293 | 3.8 | -32.5 |
| トライト | Tryto | 11,752 | -2.8 | 15,000 | -7.6 | 7,855 | 2.5 | -33.2 | 10,314 | 2.6 | -31.2 |
| 経常利益 ※2 | Total Ordinary Income ※2 | 23,925 | -78.3 | -163,092 | - | 32,196 | 100.0 | 34.6 | 32,000 | 100.0 | - |
| アイフル | Aiful | 17,699 | -78.7 | -101,225 | - | 19,517 | 60.6 | 10.3 | 20,000 | 62.5 | - |
| ライフ | Life | 9,385 | -50.7 | -18,957 | - | 5,078 | 15.8 | -45.9 | 5,000 | 15.6 | - |
| ビジネクスト | Businext | 1,001 | -3.8 | 1,122 | -26.8 | -153 | -0.5 | - | 34 | 0.1 | -97.0 |
| シティズ | City's | 1,186 | -16.7 | -51 | - | -249 | -0.8 | - | -1,134 | -3.5 | - |
| ワイド | Wide | -2,218 | - | -18,366 | - | 7,322 | 22.7 | - | 7,855 | 24.5 | - |
| トライト | Tryto | 28 | -99.0 | -15,537 | - | 809 | 2.5 | 2766.1 | 2,898 | 9.1 | - |
| 当期純利益 ※2 | Total Net Income ※2 | -186,414 | - | -411,250 | - | 30,591 | 100.0 | - | 32,133 | 100.0 | - |
| アイフル | Aiful | -165,138 | - | -359,399 | - | 28,304 | 92.5 | - | 32,454 | 101.0 | - |
| ライフ | Life | 3,637 | -67.5 | -43,313 | - | 3,833 | 12.5 | 5.4 | 2,656 | 8.3 | - |
| ビジネクスト | Businext | 589 | -72.4 | 651 | -73.1 | -90 | -0.3 | - | 23 | 0.1 | -96.5 |
| シティズ | City's | 133 | -83.9 | -3,322 | - | -461 | -1.5 | - | -1,464 | -4.6 | - |
| ワイド | Wide | -15,013 | - | -35,040 | - | 7,297 | 23.9 | - | 7,795 | 24.3 | - |
| トライト | Tryto | -7,324 | - | -24,465 | - | 973 | 3.2 | - | 2,907 | 9.0 | - |

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

## 15. 消費者金融業界動向(Overview of Consumer Credit Industry)

### (1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1997年～2007年11月推移(Number of Petitions 1997-Nov 2007)

| 暦年 | 1997年 | 1998年 | 1999年 | 2000年 | 2001年 | 2002年 | 2003年 | 2004年 | 2005年 | 2006年 | 2007年 (11M) | 2007年 1月 | 2007年 2月 | 2007年 3月 | 2007年 4月 | 2007年 5月 | 2007年 6月 | 2007年 7月 | 2007年 8月 | 2007年 9月 | 2007年 10月 | 2007年 11月 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 件数 | 71,299 | 103,803 | 122,741 | 139,281 | 160,419 | 214,633 | 242,377 | 211,402 | 184,294 | 165,917 | 135,033 | 9,381 | 12,432 | 13,728 | 12,737 | 12,404 | 13,354 | 12,598 | 12,598 | 10,862 | 13,194 | 12,284 |
| yoy | 26.2% | 45.6% | 18.2% | 13.5% | 15.2% | 33.8% | 12.9% | -12.8% | -12.8% | -10.0% | -10.7% | -10.5% | -13.4% | -14.2% | -10.9% | -6.7% | -11.5% | -6.6% | -6.6% | -19.5% | -6.0% | -5.9% |

### (2)形態別信用供与残高(Consumer Credit Balance)

(億円/¥ 100Million)

| | 消費者信用全体 Consumer Credit Total | 伸び率(yoy%) | 販売信用(ショッピング) Credit Sales (Shopping) | 伸び率(yoy%) | クレジットカード Credit Card | 伸び率(yoy%) | 個品割賦 Installment Credit | 伸び率(yoy%) | 消費者金融 Consumer Finance | 伸び率(yoy%) | 預貯金担保 Deposited Collateral | 伸び率(yoy%) | 消費者ローン計 Consumer Loans | 伸び率(yoy%) | 銀行等金融機関 Banks & Other Financial Institutions | 伸び率(yoy%) | 消費者金融会社 Consumer Finance Companies | 伸び率(yoy%) | 信販・カード会社等 Credit Sales & Credit Card Companies etc. | 伸び率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1996年 | 752,407 | 0.6 | 182,892 | 3.2 | 27,875 | 12.0 | 155,017 | 1.8 | 569,515 | -0.2 | 195,480 | -1.7 | 374,035 | 0.5 | 262,502 | -3.7 | 59,634 | 14.5 | 51,899 | 9.4 |
| 1997年 | 743,335 | -1.2 | 182,621 | -0.1 | 28,927 | 3.8 | 153,694 | -0.9 | 560,714 | -1.5 | 187,847 | -3.9 | 372,867 | -0.3 | 251,897 | -4.0 | 65,179 | 9.3 | 55,791 | 7.5 |
| 1998年 | 709,823 | -4.5 | 171,535 | -6.1 | 29,852 | 3.2 | 141,683 | -7.8 | 538,288 | -4.0 | 182,329 | -2.9 | 355,959 | -4.5 | 231,478 | -8.1 | 71,371 | 9.5 | 53,110 | -4.8 |
| 1999年 | 668,243 | -5.9 | 163,518 | -4.7 | 31,018 | 3.9 | 132,500 | -6.5 | 504,725 | -6.2 | 153,514 | -15.8 | 351,211 | -1.3 | 217,957 | -5.8 | 78,586 | 10.1 | 54,668 | 2.9 |
| 2000年 | 652,247 | -2.4 | 159,639 | -2.4 | 32,735 | 5.5 | 126,907 | -4.2 | 492,608 | -2.4 | 135,988 | -11.4 | 356,620 | 1.5 | 210,091 | -3.6 | 88,489 | 12.6 | 58,040 | 6.2 |
| 2001年 | 635,927 | -2.5 | 153,683 | -3.7 | 33,649 | 2.8 | 120,034 | -5.4 | 482,244 | -2.1 | 123,727 | -9.0 | 358,517 | 0.5 | 199,793 | -4.9 | 96,918 | 9.5 | 61,806 | 6.5 |
| 2002年 | 607,750 | -4.4 | 148,353 | -3.5 | 35,675 | 6.0 | 112,678 | -6.1 | 459,397 | -4.7 | 106,548 | -13.9 | 352,849 | -1.6 | 185,566 | -7.1 | 102,357 | 5.6 | 64,926 | 5.1 |
| 2003年 | 595,118 | -2.1 | 148,316 | 0.0 | 38,672 | 8.4 | 109,644 | -2.7 | 446,802 | -2.7 | 100,310 | -5.9 | 346,492 | -1.8 | 178,987 | -3.5 | 101,755 | -0.6 | 65,750 | 1.3 |
| 2004年 | 582,415 | -2.1 | 147,711 | -0.4 | 41,210 | 6.6 | 106,501 | -2.9 | 434,704 | -2.7 | 89,705 | -10.6 | 344,999 | -0.4 | 176,795 | -1.2 | 101,571 | -0.2 | 66,633 | 1.3 |
| 2005年 | 559,394 | -4.0 | 150,394 | 1.8 | 45,389 | 10.1 | 105,005 | -1.4 | 409,000 | -5.9 | 78,529 | -12.5 | 330,471 | -4.2 | 166,273 | -6.0 | 98,862 | -2.7 | 65,336 | -1.9 |

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

### (3)形態別信用供与額(Consumer Credit Provided)

(億円/¥ 100Million)

| | 消費者信用全体 Consumer Credit Total | 伸び率(yoy%) | 販売信用(ショッピング) Credit Sales (Shopping) | 伸び率(yoy%) | クレジットカード Credit Card | 伸び率(yoy%) | 個品割賦 Installment Credit | 伸び率(yoy%) | 消費者金融 Consumer Finance | 伸び率(yoy%) | 預貯金担保 Deposited Collateral | 伸び率(yoy%) | 消費者ローン計 Consumer Loans | 伸び率(yoy%) | 銀行等金融機関 Banks & Other Financial Institutions | 伸び率(yoy%) | 消費者金融会社 Consumer Finance Companies | 伸び率(yoy%) | 信販・カード会社等 Credit Sales & Credit Card Companies etc. | 伸び率(yoy%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1996年 | 756,177 | 3.8 | 322,020 | 7.1 | 167,531 | 14.0 | 154,489 | 0.5 | 434,157 | 1.4 | 213,635 | -1.6 | 220,522 | 4.6 | 58,544 | -7.1 | 75,886 | 14.8 | 86,092 | 5.3 |
| 1997年 | 765,205 | 1.2 | 330,416 | 2.6 | 181,238 | 8.2 | 149,178 | -3.4 | 434,789 | 0.1 | 204,712 | -4.2 | 230,077 | 4.3 | 55,521 | -5.2 | 83,550 | 10.1 | 91,006 | 5.7 |
| 1998年 | 760,811 | -0.6 | 330,469 | 0.0 | 190,131 | 4.9 | 140,338 | -5.9 | 430,342 | -1.0 | 198,242 | -3.2 | 232,100 | 0.9 | 49,343 | -11.1 | 91,404 | 9.4 | 91,353 | 0.4 |
| 1999年 | 731,252 | -3.9 | 332,667 | 0.7 | 201,511 | 6.0 | 131,156 | -6.5 | 398,585 | -7.4 | 169,916 | -14.3 | 228,669 | -1.5 | 39,788 | -19.4 | 94,966 | 3.9 | 93,915 | 2.8 |
| 2000年 | 735,868 | 0.6 | 346,490 | 4.2 | 217,920 | 8.1 | 128,570 | -2.0 | 389,378 | -2.3 | 153,328 | -9.8 | 236,050 | 3.2 | 41,126 | 3.4 | 99,811 | 5.1 | 95,113 | 1.3 |
| 2001年 | 740,963 | 0.7 | 355,015 | 2.5 | 232,739 | 6.8 | 122,276 | -4.9 | 385,948 | -0.9 | 139,232 | -9.2 | 246,716 | 4.5 | 39,858 | -3.1 | 106,327 | 6.5 | 100,531 | 5.7 |
| 2002年 | 728,225 | -1.7 | 363,459 | 2.4 | 246,790 | 6.0 | 116,669 | -4.6 | 364,766 | -5.5 | 120,080 | -13.8 | 244,656 | -0.8 | 40,448 | 1.5 | 101,917 | -4.1 | 102,291 | 1.8 |
| 2003年 | 730,147 | 0.3 | 379,301 | 4.4 | 265,819 | 7.7 | 113,482 | -2.7 | 350,846 | -3.8 | 112,682 | -6.2 | 238,164 | -2.7 | 39,461 | -2.4 | 97,507 | -4.3 | 101,196 | -1.1 |
| 2004年 | 741,417 | 1.5 | 401,945 | 6.0 | 291,611 | 9.7 | 110,334 | -2.8 | 339,472 | -3.2 | 101,822 | -9.6 | 237,650 | -0.2 | 33,005 | -16.4 | 102,845 | 5.5 | 101,800 | 0.6 |
| 2005年 | 765,056 | 3.2 | 430,347 | 7.1 | 321,701 | 10.3 | 108,646 | -1.5 | 334,709 | -1.4 | 89,446 | -12.2 | 245,263 | 3.2 | 40,458 | 22.6 | 104,194 | 1.3 | 100,611 | -1.2 |

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 13

**AIFUL Corporation**
Press Release

February 13, 2008
(as amended on the same date)

**AIFUL Announces Issuance of New Shares through Third-party Allotment and Issuance of Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010**
***(tenkanshasaigata shinkabu yoyakuken-tsuki shasai)***

**TOKYO** – It is hereby notified that AIFUL Corporation (President: Yoshitaka Fukuda) (AIFUL), at a board meeting held on February 13, 2008, resolved to issue new shares for a capital increase through a third-party allotment (the "Capital Increase through Third-party Allotment") (Amount to be paid in: approximately 50 billion yen) and to issue Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (Series A through series G shall be hereinafter collectively referred to as the "Bonds with Stock Acquisition Rights") (Amount to be paid in: 70 billion yen in total) and the outline of (i) the issuance of new shares through the Capital Increase through Third-party Allotment and (ii) the issuance of the Bonds with Stock Acquisition Rights is as stated below.

Description

I. Details of Financing

1. Purposes of the Capital Increase through Third-party Allotment and Issuance of the Bonds with Stock Acquisition Rights

The circumstances that surround the Japanese consumer finance industry are becoming more severe, as represented by the decrease in the loans outstanding due to amendments to the Money Lending Business Restriction Law, increase in the credit cost and the number of voluntary interest refund claims staying at a high level.

Under such severe circumstances, the AIFUL Group will ensure an appropriate and stable earnings structure by taking measures such as reducing the credit cost by tightening its credit standards and terminating the generation of voluntary interest refund claims by abolishing the voluntary interest payment zone, as solutions to the current increase of business risk. Further, the AIFUL Group aims to win the restructuring competition in the industry, to achieve an increase in the top line and expand share in the market, and once again entering a growth phase.

In order to overcome the current severe circumstances and to enter a "growth phase," AIFUL decided to immediately supplement the net assets which decreased due to the substantial accumulation of reserves in the last fiscal year, to strengthen the financial base and also to acquire capital required for continuous growth through the financing.

AIFUL believes that strengthening the financial base by way of the financing will reduce financial risk and expects that its overall credit will be enhanced due to bring about the maintenance of high credit ratings and, even, improved credit ratings.

AIFUL will improve business efficiency by using the capital acquired through financing in the existing consumer financing business, while conducting "selection and concentration," as listed below:

(i) Thorough restructuring of costs and reorganization of the AIFUL Group;

(ii) Reduction of credit costs by tightening its credit standards;

(iii) Construction of a new scoring system and development of new products; and

(iv) Promoting diversification in the receivables portfolio.

With respect to promoting diversification in the receivables portfolio, AIFUL will lower the percentage of high-risk unsecured loans from the current 64% to 50% in the mid-to-long term and will expand the business loan, the credit card business, guarantee business, all of which are growing. Particularly, AIFUL will develop and strengthen the corporate finance business, in which AIFUL will be able to make use of the AIFUL Group's know-how of granting credit to the AIFUL Group companies as a new motor for the growth of the AIFUL Group.

AIFUL will steadily implement the measures above, aim to be a corporation which is able to maintain its ROA at 1.5% or more, and also aim to continuously improve its corporate value.

<The reason AIFUL chose these methods to raise funds>

After considering various financing methods, AIFUL chose to raise funds by (i) the Capital Increase through Third-party Allotment and (ii) the issuance of the Bonds with Stock Acquisition Rights, for the following reasons:

- In the Capital Increase through Third-party Allotment, by allotting the new shares to a subsidiary wholly owned by the President, CEO and Representative Director of AIFUL and his relatives, of which the paid-in amount is the closing price of February 12, 2008 (without discount), AIFUL will ensure a stronger commitment to management from its owner/manager.

- By the issuance of the Bonds with Stock Acquisition Rights, AIFUL will raise money from the market and supplement its capital, and considering the turmoil in the markets resulting from the recent subprime issue, in order to ensure funds are raised without being affected by investors' demands, AIFUL decided not to directly offer the Bonds with Stock Acquisition Rights to a wide range of investors at the point of issuance.

- The Capital Increase through Third-party Allotment will provide an immediate enhancement to the equity capital. At the same time, by issuing the Bonds with Stock Acquisition Rights with the following characteristics, it will be possible to raise funds in a highly capital manner:

(i) Approximately two (2) years after the date of issue, AIFUL shall compulsorily acquire all the outstanding Bonds with Stock Acquisition Rights in exchange for common shares of AIFUL.

(ii) The Bonds with Stock Acquisition Rights will be issued under "subordination conditions," which provide that the Bonds with Stock Acquisition Rights shall be junior to all current and future obligations of AIFUL and senior to only the claims of shareholders concerning all classes of shares held, including preferred shares.

- The Bonds with Stock Acquisition Rights are issued on the condition that AIFUL may, at AIFUL's decision, acquire the Bonds with Stock Acquisition Rights in exchange for common shares of AIFUL at any time about two months after the payment date at the discretion of AIFUL. If there are any outstanding Bonds with Stock Acquisition Rights of which stock acquisition rights have not yet been exercised as at approximately two (2) years after the issuance of the Bonds with Stock Acquisition Rights, all the relevant common shares of AIFUL will be diluted at that time. However, AIFUL can exercise stock acquisition rights several times (up to a maximum of seven (7) times) after considering market environments and its share price trend, so that common shares of AIFUL may be diluted at different times.

- Since the Bonds with Stock Acquisition Rights are issued with no coupon, the funds will be raised at low cost.

Nomura International plc is scheduled to purchase and underwrite the Bonds with Stock Acquisition Rights in the full amount and sell such Bonds with Stock Acquisition Rights in the full amount to Leap Ltd., which is a foreign special purpose company (a Cayman Islands corporation; "Leap"). Meanwhile, Leap is scheduled to issue the bonds titled "the bonds that are exchangeable with the shares of AIFUL" (the aggregate face amount: 70 billion yen) (the "Exchangeable Bonds"), which will be secured by the Bonds with Stock Acquisition Rights, and Nomura Securities Co., Ltd. is scheduled to purchase such Exchangeable Bonds in the full amount.

2. Amount of Funds to be Raised and Use of Proceeds

(1) Amount of funds to be raised (estimated proceeds after deduction of costs)

119,315,040,000 yen

(2) Details of use of funds to be raised

The entire amount described in (1) above (119,315,040,000 yen; estimated proceeds after deduction of costs) is scheduled to be applied to the working capital of AIFUL for uses such as loans.

(3) Scheduled date of expenditure of the funds to be raised

Fiscal year ending March 2008 and fiscal year ending March 2009

(4) Rationale for the use of funds to be raised

Since AIFUL aims to continuously expand the business of the AIFUL Group and to enter a "growth phase" in the future, in order to establish the system in which the measures described in "1. Purposes of the Capital Increase through Third-party Allotment and Issuance of the Bonds with Stock Acquisition Rights" above may be steadily carried out, AIFUL considers that it is reasonable to supplement the working capital.

3. Business Results and Equity Finance for the Past Three Years

(1) Consolidated business results for the past three years

(In millions of yen, except where noted)

| Fiscal year | FY March 2005 | FY March 2006 | FY March 2007 |
|---|---|---|---|
| Net sales | 518,416 | 549,547 | 499,031 |
| Operating income (loss) | 134,716 | 125,116 | (163,801) |
| Ordinary income (loss) | 135,294 | 126,964 | (163,092) |
| Net income (loss) | 75,723 | 65,827 | (411,250) |
| Net income (loss) per share (yen) | 800.36 | 464.84 | (2,903.85) |
| Dividends per share (yen)<br>(Interim dividends per share) (yen) | 60.00<br>(30.00) | 60.00<br>(30.00) | 60.00<br>(30.00) |
| Shareholders' equity per share (yen) | 6,538.03 | 4,813.45 | 1,777.44 |

(2) Number of outstanding shares and dilutive shares at present

(As of January 31, 2008)

| Type | Number of shares | Ratio to the number of outstanding shares |
|---|---|---|
| Aggregate number of outstanding shares | 142,035,000 | 100% |
| Number of dilutive shares at the initial conversion price | 529,800 | 0.4% |
| Number of dilutive shares at the minimum conversion price | - | -% |
| Number of dilutive shares at the maximum conversion price | - | -% |

Note: The above dilutive shares are all those which will be issued as a result of stock option exercises.

The exercise price of the stock option is predetermined and is subject to amendment.

(3) Number of outstanding shares and dilutive shares after the equity finance under this transaction

| Type | Number of shares | Ratio to the number of outstanding shares |
|---|---|---|
| Aggregate number of outstanding shares | 167,475,000 | 100% |
| Number of dilutive shares at the initial conversion price | 36,135,090 | 21.6% |
| Number of dilutive shares at the minimum conversion price | 71,740,380 | 42.8% |
| Number of dilutive shares at the maximum conversion price | 18,332,445 | 10.9% |

Note: The figures above are those obtained by reflecting the number of new shares to be issued through the Capital Increase through Third-party Allotment and the number of dilutive shares to be issued at the initial conversion price, the minimum conversion price and the maximum conversion price, respectively, pertaining to the Bonds with Stock Acquisition Rights to the figures in 3(2) above.

(4) Recent Share Prices

(i) For the past three years

(in yen)

| | FY March 2006 | FY March 2007 | FY March 2008 |
|---|---|---|---|
| Opening | 8,480 | 7,850 | 3,720 |
| High | 10,650 | 8,630 | 4,110 |
| Low | 7,100 | 2,750 | 1,422 |
| Closing | 7,790 | 3,650 | 1,966 |

Note: The share prices for the fiscal year 2008 listed above are the prices as of February 12, 2008.

(ii) For the past six months

(in yen)

| | September, 2007 | October, 2007 | November, 2007 | December, 2007 | January, 2008 | February, 2008 |
|---|---|---|---|---|---|---|
| Opening | 2,330 | 1,807 | 2,665 | 2,245 | 1,997 | 2,235 |
| High | 2,350 | 2,945 | 2,790 | 2,500 | 2,305 | 2,250 |
| Low | 1,422 | 1,750 | 1,980 | 1,892 | 1,670 | 1,958 |
| Closing | 1,800 | 2,705 | 2,165 | 1,996 | 2,155 | 1,966 |

Note: The share prices for February, 2008 listed above are the prices as of February 12, 2008.

(iii) Most recent share price as of the date of the resolution authorizing the issuance

(in yen)

| | As of February 12, 2008 |
|---|---|
| Opening | 2,025 |
| High | 2,030 |
| Low | 1,960 |
| Closing | 1,966 |

(5) Equity Finance under this transaction

Capital Increase through Third-party Allotment

| | |
|---|---|
| Issue date | February 28, 2008 |
| Amount of funds to be raised | ¥49,765,040,000 (issue price: ¥1,966)<br>(estimated proceeds after deduction of costs) |
| Number of outstanding shares at the time of the offering | 142,035,000 shares |
| Number of new shares to be issued through the capital increase | 25,440,000 shares |
| Aggregate number of outstanding shares after the offering | 167,475,000 shares |
| Scheduled share allottee | Yoshitaka Fukuda<br>Yamakatsu Co., Ltd. |

Bonds with Stock Acquisition Rights

| | |
|---|---|
| Issue date | February 29, 2008 |
| Amount of funds to be raised | ¥69,550,000,000<br>(estimated proceeds after deduction of costs) |
| Number of outstanding shares at the time of the offering | 142,035,000 shares |
| Number of dilutive shares to be issued by the offering | Number of dilutive shares at the initial conversion price (¥1,966): 35,605,290 shares<br>Number of dilutive shares at the minimum conversion price: 72,210,580 shares<br>Number of dilutive shares at the maximum conversion price: 17,802,645 shares |
| Scheduled purchaser | Through Nomura International plc, which will purchase and underwrite the Bonds with Stock Acquisition Rights in the full amount, the full amount is to be sold to Leap, an offshore special purpose company. |

(6) Equity Finance for the Past Three Years

Not Applicable.

4. Major Shareholders and their Shareholding Ratio

| Before the issuance (as of September 30, 2007) | | After the issuance | |
|---|---|---|---|
| Yoshitaka Fukuda | 19.73% | Yoshitaka Fukuda | 22.81% |
| Yamakatsu Co., Ltd. | 9.40% | Yamakatsu Co., Ltd. | 17.08% |
| Marutaka Co., Ltd. | 8.64% | Marutaka Co., Ltd. | 7.33% |
| Erio Lease Co., Ltd. | 7.18% | Erio Lease Co., Ltd. | 6.09% |
| Mellon Bank NA Treaty Client Omnibus | 6.77% | Mellon Bank NA Treaty Client Omnibus | 5.74% |
| BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) | 3.18% | BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) | 2.69% |
| Yasutaka Fukuda | 2.56% | Yasutaka Fukuda | 2.17% |
| The Bank of New York, Treaty JASDEC Account | 2.15% | The Bank of New York, Treaty JASDEC Account | 1.82% |

| | | | |
|---|---|---|---|
| The Chase Manhattan Bank NA London | 1.91% | The Chase Manhattan Bank NA London | 1.62% |
| CBNY-UMB FUNDS | 1.70% | CBNY-UMB FUNDS | 1.44% |

Note: Yamakatsu Co., Ltd. will be a major shareholder of AIFUL upon the payment date. For details, please refer to the press release "AIFUL adds Major Shareholder" dated February 13, 2008.

5. Expected Impact on Business Results

As the Bonds with Stock Acquisition Rights will be issued as zero-coupon bonds, which will not impose a new interest burden, these financings, including the Capital Increase through Third-party Allotment, will have no impact on the business results for the current fiscal year.

6. Reasonableness of Conditions of Issuance, etc.

(1) Rationale for judgment that the conditions of issuance are reasonable

The amount to be paid through the Third-Party Allotment shall be the closing price (no discount) on February 12, 2008.

The Bonds with Stock Acquisition Rights have the following features:

(i) subject to a mandatory acquisition clause under which all of the Bonds with Stock Acquisition Rights outstanding about two years after the payment date shall be mandatorily acquired in consideration for the ordinary shares of AIFUL;

(ii) subject to an optional acquisition clause under which, at any time about two months after the payment date at the discretion of AIFUL, part of the Bonds with Stock Acquisition Rights then outstanding may be optionally acquired in consideration for the ordinary shares of AIFUL; and

(iii) the conversion price shall be adjusted one year after the payment date in accordance with market price at the time and thereby conversion may be accelerated.

Based on the above features, after taking into account the liquidity of AIFUL's shares, volatility of the share price, credit cost to be borne by the bondholders and other related matters, the conditions of issuance of the Bonds with Stock Acquisition Rights (discount rate from the market price at the time of revising the conversion price, amount to be paid, exercisable period, etc.) have been considered reasonable.

(2) Rationale for judgment that the number of shares to be issued and the level of the dilution of shares are reasonable

The total number of new shares to be issued through the Third-Party Allotment and the dilutive shares to be issued with respect to the Bonds with Stock Acquisition Rights will be 43.0% of the total number of shares outstanding as of February 12, 2008.

As described in "I. 1. Purposes of the Capital Increase through Third-party Allotment and Issuance of Bonds with Stock Acquisition Rights," AIFUL believes that the capital increase at an early stage will further reinforce the financial ground and that improvement of the system to make AIFUL enter a growth phase again will maximize the corporate value and stock value. Therefore, the number of shares to be issued and the level of the dilution of shares are considered reasonable.

Note: The above ratio was calculated by dividing (i) the sum of the number of shares to be issued in the case that all the Bonds with Stock Acquisition Rights are exercised at the initial conversion price and the number of shares to be issued through the Third-Party Allotment, by (ii) the aggregate number of shares outstanding as of February 12, 2008.

7. Reason for Selecting the Scheduled Share Allottees of the Capital Increase through Third-party Allotment, the Scheduled Purchaser of the Bonds with Stock Acquisition Rights and the Scheduled Purchaser of the Exchangeable Bonds, and Other Related Matters

(1) Outline of the Scheduled Share Allottees of the Capital Increase through Third-party Allotment, the Scheduled Purchaser of the Bonds with Stock Acquisition Rights and the Scheduled Purchaser of the Exchangeable Bonds

(i) Scheduled Share Allottees of the Capital Increase through Third-party Allotment

| | | | |
|---|---|---|---|
| a. | Name | Yoshitaka Fukuda | |
| b. | Address | Ukyo-ku, Kyoto | |
| c. | Relationship between Mr. Fukuda and AIFUL | Capital relationship | Number of shares of AIFUL held by Mr. Fukuda (as of September 30, 2007): 28,023,247 shares |
| | | Business relationship | No business transactions. |
| | | Personnel relationship | President and CEO of AIFUL |
| | | Related party relationship | Not applicable. |

| | | | |
|---|---|---|---|
| a. | Trade name | Yamakatsu Co., Ltd. | |
| b. | Content of business | Investment business | |
| c. | Date of incorporation | September 22, 1983 | |
| d. | Location of headquarters | 32-7, Matsumuro Nakamizo-cho, Saikyo-ku, Kyoto | |
| e. | Title and name of representative | Yukiko Fukuda, Representative Director and President | |
| f. | Capital stock | 99 million yen | |
| g. | Number of outstanding shares | 1,980 shares | |
| h. | Net asses | 4,719 million yen (non-consolidated) | |
| i. | Total assets | 15,535 million yen (non-consolidated) | |
| j. | Fiscal year end | March 31 | |
| k. | Number of employees | 3 (non-consolidated) | |
| l. | Major business partners | none | |
| m. | Major shareholders and its shareholding ratio | Adotaimu Co., Ltd. : 100%<br>Adotaimu Co., Ltd. is wholly owned by a family member of Yoshitaka Fukuda, the President and CEO of AIFUL. | |
| n. | Major transaction banks | Not applicable. | |
| o. | Relationship between Yamakatsu Co., Ltd. and AIFUL | Capital relationship | Number of shares of Yamakatsu Co., Ltd. held by AIFUL: none<br>Number of shares of AIFUL held by Yamakatsu Co., Ltd. (as of September 30, 2007): 13,351,500 shares |
| | | Business relationship | No business transactions. |
| | | Personnel relationship | Yoshitaka Fukuda, the President and CEO of AIFUL serves as a Director, his spouse serves as a Representative Director and President, and Yasutaka Fukuda, the Executive Officer of AIFUL serves as a Corporate Auditor. |

| | | | |
|---|---|---|---|
| | | Related party relationship | Not applicable. |

Note: With respect to the policy for holding shares of AIFUL, there is no agreement concerning new shares to be allotted, continuous holding or deposit; provided, however, that AIFUL has obtained an informal consent from the scheduled share allottees described above that if the scheduled share allottees assign all or part of the new shares to be allotted within two (2) years of the issue date of such new shares to be allotted (February 28, 2008), such scheduled share allottees will immediately report to AIFUL, in writing, of the name and address of the assignee, the number of shares assigned, the date of assignment, the assignment price, the reason for assignment and the method for assignment.

(ii) Scheduled purchaser of the Bonds with Stock Acquisition Rights

| | | | |
|---|---|---|---|
| Name | | | Leap Ltd. |
| Bonds with Stock Acquisition Rights (par value) | | | Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (70 billion yen par value) |
| Outline of Leap Ltd. | Address | | PO Box 1093, Queensgate House, George Town, Grand Cayman, Cayman Islands |
| | Name of representative | | Eric Rodriguez, Director |
| | Content of business | | Acquisition, holding, investment, sale or other disposal of securities |
| | Major shareholder and its shareholding ratio | | Maples Finance Limited 100% |
| Relationship between Leap Ltd. and AIFUL | Capital relationship | Number of shares of Leap Ltd. held by AIFUL | Not applicable. |
| | | Number of shares of AIFUL held by Leap Ltd. | Not applicable. |
| | Business relationship | | Not applicable. |
| | Personnel relationship | | Not applicable. |

(iii) Scheduled Purchaser of the Bonds with Sock Acquisition Rights

| | |
|---|---|
| Trade name | Nomura Securities Co., Ltd. |
| Content of business | Financial instruments business |
| Date of incorporation | May 7, 2001 |
| Location of headquarter | 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo |
| Title and name of representative | Nobuyuki Koga, President and Chief Executive Officer |
| Capital stock | 10,000 million yen |
| Number of outstanding shares | 201,410 shares |
| Net assets | 841,922 million yen (non-consolidated) |
| Total assets | 11,759,327 million yen (non-consolidated) |
| Fiscal year end | March 31 |
| Number of employees | 11,891 (non-consolidated) |
| Major business partners | Investors and issuers |
| Major shareholders and their shareholding ratio | Nomura Holdings, Inc. 100% |
| Major transaction banks | Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Resona Bank, Limited., Mitsubishi UFJ Trust and Banking Corporation, and |

| | The Norinchukin Bank | | |
|---|---|---|---|
| Relationship between the scheduled purchaser and AIFUL | Capital relationship | Number of shares of AIFUL held by the scheduled purchaser (as of September 30, 2007): 118,650 shares<br>Number of shares of the scheduled purchaser held by AIFUL: none | |
| | Business relationship | Lead manager | |
| | Personnel relationship | Not applicable. | |
| | Related party relationship | Not applicable. | |
| Business results for the past three years | | | |
| Fiscal year | March 2005 | March 2006 | March 2007 |
| Operating revenue (million yen) | 571,830 | 842,612 | 770,358 |
| Operating income (million yen) | 175,085 | 386,130 | 266,507 |
| Ordinary income (million yen) | 117,302 | 386,153 | 266,699 |
| Net income (million yen) | 103,509 | 232,028 | 150,702 |
| Net income per share (yen) | 513,919.86 | 1,152,019.42 | 748,233.51 |
| Dividends per share (yen) | 475,000 | 450,000 | 1,000,000 |
| Shareholders' equity per share (yen) | 3,785,032 | 4,462,051 | 4,770,995 |

(2) Reason for Selecting the Scheduled Share Allottees of the Capital Increase through Third-party Allotment and the Scheduled Purchaser of the Exchangeable Bonds

In order to implement the measures described in "I. 1. Purposes of the Capital Increase through Third-party Allotment and Issuance of Bonds with Stock Acquisition Rights," the President and CEO of AIFUL, the top management, and a wholly-owned subsidiary of a corporation which is wholly owned by a family member of the President and CEO of AIFUL are determined to be the scheduled share allottees.

AIFUL determined to issue the Bonds with Stock Acquisition Rights on condition that Nomura Securities Co., Ltd. purchases the entire amount of the Exchangeable Bonds, taking into consideration that Nomura Securities Co., Ltd. is a lead manager of AIFUL, that it combines high ability of product development and of proposition to provide the scheme satisfying the needs of AIFUL, and other factors comprehensively.

(3) Policy of the Scheduled Share Allottees of the Capital Increase through Third-party Allotment, the Scheduled Purchaser of the Bonds with Stock Acquisition Rights and the Scheduled Purchaser of the Exchangeable Bonds for Holding Shares of AIFUL

The scheduled share allotees of the Capital Increase through Third-party Allotment including the President and CEO of AIFUL basically intend to hold the shares for the long-term.

Leap Ltd., the scheduled purchaser of the Bonds with Stock Acquisition Rights, will issue the Exchangeable Bonds secured by the Bonds with Stock Acquisition Rights, and Nomura Securities Co., Ltd. is expected to purchase the entire amount of such Exchangeable Bonds.

Nomura Securities Co., Ltd., the scheduled purchaser of the Exchangeable Bonds, will appropriately sell the shares of AIFUL which Nomura Securities Co., Ltd. will receive as a result

of exchange of or in consideration for acquisition of the Exchangeable Bonds on a timely-basis, and may also sell the Exchangeable Bonds.

II. Outline of the Capital Increase through Third-party Allotment

| | | |
|---|---|---|
| 1. | Class and number of the new shares to be issued: | 25,440 000 shares of common stock of AIFUL |
| 2. | Amount to be paid: | 1,966 yen per share |
| 3. | Total amount to be paid: | 50,015,040,000 yen |
| 4. | Amounts of stated capital and capital reserve to be increased: | Amount of stated capital to be increased: 25,007,52,000 yen (983 yen per share)<br><br>Amount of capital reserve to be increased: 25,007,520,000 yen (983 yen per share) |
| 5. | Allottees and number of shares to be allotted: | Yoshitaka Fukuda: 10,180,000 shares<br>Yamakatsu Co., Ltd.: 15,260,000 shares |
| 6. | Subscription period: | From February 26, 2008 (Tuesday) to February 27, 2008 (Wednesday) |
| 7. | Payment date: | February 28, 2008 (Thursday) |
| 8. | Unit of shares for subscription: | 50 shares |

9. Each of the above items shall be subject to the effectiveness of securities registration under the Financial Instruments and Exchange Law.

III. [Omitted; the information contained in the following section which is material to an investment decision is substantially contained in the Offering Circular (Exhibit 5).]


| AIFUL Corporation | |
|---|---|
| Headquarters: | 381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto |
| President: | Yoshitaka Fukuda |
| Stock code: | 8515 |
| Exchanges: | TSE 1st Section; OSE 1st Section |
| Fiscal year: | Ending March 31 |
| Inquiries: | Kenichi Kayama, General Manager, Public Relations Department |
| Telephone: | (03) 4503-6050 (Public Relations)<br>(03) 4503-6100 (Investor Relations) |

# EXHIBIT 14

**AIFUL Corporation**
**Press Release**

February 13, 2008

**AIFUL Adds Major Shareholder**

KYOTO — AIFUL Corporation has announced that Yamakatsu Co., is expected to become a major shareholder in AIFUL with the issue of new shares under the third party placement resolved at the meeting of the board of directors held on February 13, 2008.

**1. Background to change**
15,260,000 of the 25,440,000 new shares to be issued under the third party placement will be allotted to Yamakatsu Co. As a result, this company's shareholding will increase, and it is expected to become a major shareholder.

**2. Profile of shareholder**
(a) Name: Yamakatsu Co.
(b) Head office: 32-7 Matsumuro-Nakamizo-cho, Nishikyo-ku, Kyoto, Japan
(c) Representative: Yukiko Fukuda, President and CEO
(d) Main business: Investment

**3. Shareholder details (number of voting rights and percentage of all voting rights)**

| | Shareholding (No. of voting rights) | Percentage of all voting rights* | Rank as major shareholder |
|---|---|---|---|
| Before change (as of September 30, 2007) | 13,351,500 shares (267,030 voting rights) | 9.43% | 2nd |
| After change | 28,611,500 shares (572,230 voting rights) | 17.13% | 2nd |

Note: Number of shares without voting rights deducted from total number of shares issued: 495,050 shares
Total number of share issued as of September 30, 2007: 142,035,000 shares

**4. Scheduled date of change: February 28, 2008**

**5. Future outlook**
It has been ascertained that long-term shareholding is the basic intention of the shareholder


**AIFUL Corporation**

| | |
|---|---|
| Headquarters: | 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto |
| President: | Yoshitaka Fukuda |
| Stock code: | 8515 |
| Exchanges: | TSE 1st Section; OSE 1st Section |
| Fiscal year: | Ending March 31 |
| Inquiries: | Kenichi Kayama, General Manager, Public Relations Department |
| Telephone: | (03) 4503-6050 (Public Relations)<br>(03) 4503-6100 (Investor Relations) |

# EXHIBIT15

**AIFUL Corporation**
Press Release

February 18, 2008

## AIFUL Announces Organizational Changes, Appointment and Changes in Responsibilities of Executive Officers, and Personnel Transfers

KYOTO — AIFUL Corporation has announced the following organizational changes, appointment and changes in the responsibilities of executive officers, and personnel transfers, effective April 1, 2008.

**1. Organizational Changes (Refer to Organization Chart Attached)**

(1) Organizational Change in Management Planning Division
The Marketing Department, which has been conducting scoring construction and group brand strategy as an independent organization, will be transferred under the Management Planning Division.
As a result, the Management Planning Division will consist of three departments: the Management Planning Department, the Corporate Management Department, and the Marketing Department.

(2) Organizational Change in Credit Management Division
In order to strengthen control and management in the Credit Management Division, a new Credit Management Planning and Promotion Department will be established in the Credit Management Division.
As a result, the Credit Management Division will consist of seven departments: the East Japan Counseling Center, the West Japan Counseling Center, the East Japan Loan Recovery Department, the West Japan Loan Recovery Department, the Secured Loan Management Department, the Assistance Center, and the Credit Management Planning and Promotion Department.

(3) Organizational Change in Personnel Division
The name of the Training Department will be changed to the Human Resources Development Department in conjunction with the introduction of the new training system.

(4) Organizational Change in Information Systems Division
The Next Generation Systems Office in the Information Systems Division will close because the basic system planning and construction release target for the AIFUL Group overall has been met.

(5) Closure of Finance Division
The Finance Division will be eliminated because the Finance Department is the only department under the division.

**2. Appointment of Executive Officer**

| Name | New areas of responsibility | Former areas of responsibility |
|---|---|---|
| Masayuki Sato | Director<br>Executive Officer overseeing Business Development Department<br>General Manager, Business Development Department<br>(Senior Managing Director, LIFE Co., Ltd.) | Director<br>(Senior Managing Director, LIFE Co., Ltd.) |

**3. Changes to the Responsibilities of Executive Officers**

| Name | New areas of responsibility | Former areas of responsibility |
|---|---|---|
| Shintaro Hashima | Director<br>Managing Executive Officer<br>Senior General Manager, Information Systems Division, concurrently overseeing Legal Department and Compliance Monitoring Department | Director<br>Managing Executive Officer<br>Senior General Manager, Information Systems Division, concurrently overseeing General Affairs Department and Legal Department |
| Tsuneo Sakai | Director<br>Managing Executive Officer overseeing Public Relations Department, Coordination Department, Guarantee Business Department and Investor Relations Office<br>General Manager, Investor Relations Office | Director<br>Managing Executive Officer overseeing Public Relations Department, Coordination Department and Investor Relations Office<br>General Manager, Investor Relations Office |
| Yoshinobu Takaishi | Director<br>Managing Executive Officer overseeing Finance Department | Director<br>Managing Executive Officer<br>Senior General Manager, Finance Division |
| Masami Munetake | Director<br>Executive Officer<br>Senior General Manager, Personnel Division, concurrently overseeing Credit Assessment Department | Director<br>Executive Officer<br>Senior General Manager, Personnel Division, concurrently overseeing Compliance Monitoring Department |
| Yasutaka Fukuda | Executive Officer overseeing Finance Department | Executive Officer<br>Deputy General Manager, Finance Division |
| Yasuo Hotta | Executive Officer overseeing Accounting Department and General Affairs Department<br>(President and Representative Director, Marutoh K.K.) | Executive Officer overseeing Accounting Department |

| | | |
|---|---|---|
| Akira Takami | Executive Officer overseeing Guarantee Business Department (President and Representative Director, AGM Research Institute Co., Ltd.) | Executive Officer overseeing Business Development Department, Guarantee Business Department and Marketing Department<br>General Manager, Business Development Department<br>(President and Representative Director, AGM Research Institute Co., Ltd.) |
| Isao Okada | Executive Officer<br>Deputy General Manager, Information Systems Division | Executive Officer<br>Deputy General Manager, Information Systems Division<br>General Manager, Information Systems Development Department |
| Itaru Sato | Executive Officer overseeing Internal Auditing Department | Executive Officer overseeing Credit Assessment Department and Internal Auditing Department<br>General Manager, Credit Assessment Department |

* Marutoh K.K. and AGM Research Institute Co., Ltd. are subsidiaries of AIFUL Corporation.

**4. Appointment of General Managers**

| Name | New position |
|---|---|
| Hideyuki Oka | General Manager, East Japan Counseling Center |
| Kohei Takekura | General Manager, Kinki Loan Business Department |
| Toshinori Nakagawa | General Manager, Information Systems Operating Department |

**5. Personnel Transfers**

| Name | New Position | Former Position |
|---|---|---|
| Hidemi Tokuhisa | General Manager, Internal Auditing Department | General Manager, Secured Loan Management Department<br>General Manager, Assistance Center |
| Tadahiro Nishida | General Manager, Secured Loan Management Department<br>General Manager, Credit Management Planning and Promotion Department | General Manager, Kinki Loan Business Department |
| Shoji Nakayama | General Manager, West Japan Loan Recovery Department<br>General Manager, Assistance Center | General Manager, Internal Auditing Department |
| Kazushige Yoda | General Manager, Management Planning Department | General Manager, Personnel Department |
| Katsuyuki Komiya | General Manager, Public Relations Department | General Manager, West Japan Loan Recovery Department |
| Keiichiro Okawa | General Manager, Guarantee Business Department | General Manager, East Japan Counseling Center |
| Shunichi Moriyama | General Manager, Credit Assessment Department | General Manager, Guarantee Business Department |

| | | |
|---|---|---|
| Hisayoshi Asada | General Manager, Information Systems Development Department | General Manager, Next Generation Systems Office |
| Hiroshi Azuma | General Manager, Personnel Department | General Manager, Management Planning Department |
| Toshihiko Chuma | General Manager, Human Resources Development Department | General Manager, Training Department |
| Kenichi Kayama | General Manager attached to Personnel Division | General Manager, Public Relations Department |
| Katsuhiko Nagasue | Returning to LIFE Co., Ltd. | General Manager, Information Systems Operating Department (Seconded from LIFE Co., Ltd.) |


**AIFUL Corporation**

| | |
|---|---|
| Headquarters | 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto |
| President: | Yoshitaka Fukuda |
| Stock code: | 8515 |
| Exchanges: | TSE 1st Section; OSE 1st Section |
| Fiscal year: | Ending March 31 |
| Inquiries: | Kenichi Kayama, General Manager, Public Relations Department |
| Telephone: | (03) 4503-6050 (Public Relations)<br>(03) 4503-6100 (Investor Relations) |

AIFUL Corporation Organization Chart (As of April 1, 2008)


General Meeting of Shareholders
Board of Auditors
Auditor's Office
Board of Directors
Risk Management Committee
Compliance Committee
President
Management Planning Division
Management Planning Department
Corporate Management Department
Marketing Department
Finance Department
Business Development Department
Guarantee Business Department
Investor Relations Office
Public Relations Department
Coordination Department
Information Systems Division
Information Systems Development Department
Information Systems Operating Department
Accounting Department
General Affairs Department
Personnel Division
Personnel Department
Human Resources Development Department
Credit Assessment Department
Legal Department
Loan Business Division
Loan Business Planning and Promotion Department
East Japan Contact Center
West Japan Contact Center
East Japan Loan Business Department
Kanto Loan Business Department
Tokyo Koshinetsu Loan Business Department
Chubu Loan Business Department
Kinki Loan Business Department
Chugoku-Shikoku Loan Business Department
Kyushu Loan Business Department
Credit Management Division
East Japan Counseling Center
West Japan Counseling Center
East Japan Loan Recovery Department
West Japan Loan Recovery Department
Secured Loan Management Department
Assistance Center
Credit Management Planning and Promotion Department
Compliance Monitoring Department
Internal Auditing Department

# EXHIBIT16

**AIFUL Corporation**
Press Release

February 25, 2008

**AIFUL Announces Changes in Responsibilities of Executive Officers and New Personnel Appointment**

KYOTO — AIFUL Corporation announced today its decision to modify its February 18, 2008 announcement, "AIFUL Announces Organizational Changes, Appointment and Changes in Responsibilities of Executive Officers, and Personnel Transfers," along with a new personnel appointment.

**1. Partial alteration to February 18, 2008 announcement**

(1) Before Alteration
Appointment of Executive Officer (effective April 1, 2008)

| Name | New areas of responsibility | Former areas of responsibility |
|---|---|---|
| Masayuki Sato | Director<br>Executive Officer overseeing Business Development Department<br>General Manager, Business Development Department<br>(Senior Managing Director, LIFE Co., Ltd.) | Director<br>(Senior Managing Director, LIFE Co., Ltd.) |

(2) After Alteration
Appointment of Executive Officer (effective April 1, 2008)

| Name | New areas of responsibility | Former areas of responsibility |
|---|---|---|
| Masayuki Sato | Director<br>Executive Officer overseeing Business Development Department<br>(Senior Managing Director, LIFE Co., Ltd.) | Director<br>(Senior Managing Director, LIFE Co., Ltd.) |

**2. Appointment of a General Manager (effective April 1, 2008)**

| Name | New position |
|---|---|
| Yasuhiko Hashimoto | General Manager, Business Development Department<br>(Seconded from LIFE Co., Ltd.) |


**AIFUL Corporation**

| | |
|---|---|
| Headquarters: | 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto |
| President: | Yoshitaka Fukuda |
| Stock code: | 8515 |
| Exchanges: | TSE 1st Section; OSE 1st Section |
| Fiscal year: | Ending March 31 |
| Inquiries: | Kenichi Kayama, General Manager, Public Relations Department |
| Telephone: | (03) 4503-6050 (Public Relations)<br>(03) 4503-6100 (Investor Relations) |

EXHIBIT17

**AIFUL Corporation**
Press Release

February 28, 2008

## AIFUL Announces Change in Major Shareholder upon Completion of New Share Issuance through Third-party Allocation

KYOTO — AIFUL Corporation has announced that the intended third party subscription was carried out for all of the shares in the issuance of stock through a third-party allocation that was approved at a shareholders' meeting held on February 13, 2008 (hereinafter, "third-party allocation"), and that payment procedures were completed today. As a result, Yamakatsu Co. became a major shareholder of the company, as described below.

### 1. Reason for change

Of the 25,440,000 new shares issued through the third-party allocation, 15,260,000 shares were allotted to Yamakatsu Co. As a result, Yamakatsu's equity stake increased so that it became a major shareholder.

### 2. Profile of new major shareholder

(a) Name: Yamakatsu Co.
(b) Head office: 32-7 Matsumuro-Nakamizo-cho, Nishikyo-ku, Kyoto, Japan
(c) Representative: Yukiko Fukuda, President and CEO
(d) Main business: Investment operations

### 3. Shareholder details (number of voting rights and percentage of all voting rights)

| | Shareholding (No. of voting rights) | Percentage of all voting rights* | Rank as major shareholder |
|---|---|---|---|
| Before change (as of September 30, 2007) | 13,351,500 shares (267,030 voting rights) | 9.43% | 2nd |
| After change | 28,611,500 shares (572,230 voting rights) | 17.13% | 2nd |

Notes:
Number of shares without voting rights deducted from total number of shares: 495,050 shares
Total number of shares issued as of September 30, 2007: 142,035,000 shares
The percentage of the number of voting rights held by shareholders after the change was calculated using the figure of 3,339,599, which is equivalent to the sum of 2,830,799 shareholder voting rights as of September 30, 2007 and the 508,800 voting rights pertaining to the increase in shares after the third-party stock allotment. The number shareholder voting rights as of September 30, 2007 includes three voting rights for stocks registered in the name of JASDEC.

### 4. Date of change    February 28, 2008

### 5. Future outlook

It has been ascertained that long-term shareholding is the basic intention of the shareholder. This change in equity stake of the major shareholder has no impact on earnings for this fiscal period.

**Reference:**

Overview of third-party stock allocation and changes in number of outstanding shares and capital

| | |
|---|---|
| 1. Type and number of solicited stock: | Common stock: 25,440,000 shares |
| 2. Issue price: | 1,966 yen per share |
| 3. Total amount of issue price: | 50,015,040,000 yen |
| 4. Increase in capital and capital reserves: | |
| | Increase in capital; 25,007,520,000 yen (983 yen per share) |
| | Increase in capital reserves; 25,007,520,000 (983 yen per share) |
| 5. Parties and number of shares allotted: | Yoshitaka Fukuda, 10,180,000 shares |
| | Yamakatsu Co. 15,260,000 shares |
| 6. Subscription application period: | February 26 (Tuesday) – February 27 (Wednesday), 2008 |
| 7. Payment date: | February 28, 2008 (Thursday) |

Number of outstanding shares before capital increase: 142,035,000 shares
Increase in number shares due to capital increase: 25,440,000 shares
Number of outstanding shares after capital increase: 167,475,000 shares

Capital before capital increase: 83,317,025,600 yen
Increase in capital: 25,007,520,000 yen
Capital after capital increase: 108,324,545,600 yen


**AIFUL Corporation**

| | |
|---|---|
| Headquarters: | 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto |
| President: | Yoshitaka Fukuda |
| Stock code: | 8515 |
| Exchanges: | TSE 1st Section; OSE 1st Section |
| Fiscal year: | Ending March 31 |
| Inquiries: | Kenichi Kayama, General Manager, Public Relations Department |
| Telephone: | (03) 4503-6050 (Public Relations)<br>(03) 4503-6100 (Investor Relations) |

EXHIBIT 18

**AIFUL Corporation**
Press Release

February 29, 2008

**AIFUL Announces Completion of Payment for Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010**
***(tenkanshasaigata shinkabu yoyakuken-tsuki shasai)***

**TOKYO** – AIFUL Corporation (President: Yoshitaka Fukuda) (AIFUL) announces that the payment for the issuance of Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (Series A through series G shall be hereinafter collectively referred to as the "Bonds with Stock Acquisition Rights") (Amount to be paid in: 70 billion yen in total), a resolution for which issuance was passed at a board meeting of AIFUL held on February 13, 2008, has been completed today.

For details of the Bonds with Stock Acquisition Rights, please refer to the press release "AIFUL Announces Issuance of New Shares through Third-party Allotment and Issuance of Euroyen Series A through G Subordinated Zero Coupon Convertible Bonds with Stock Acquisition Rights Due 2010 (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*)" dated February 13, 2008.

| **AIFUL Corporation** | |
|---|---|
| Headquarters: | 381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto |
| President: | Yoshitaka Fukuda |
| Stock code: | 8515 |
| Exchanges: | TSE 1st Section; OSE 1st Section |
| Fiscal year: | Ending March 31 |
| Inquiries: | Kenichi Kayama, General Manager, Public Relations Department |
| Telephone: | (03) 4503-6050 (Public Relations)<br>(03) 4503-6100 (Investor Relations) |

END